Form 10-K, Exhibit 13
period 1997-09-30
ESCO ELECTRONICS CORP
filed 1997-12-23
CIK 866706

                                                                      EXHIBIT 13

ESCO Electronics Corporation and Subsidiaries
FIVE-YEAR FINANCIAL SUMMARY


(Dollars in millions, except per share amounts)     1997(1)   1996(2)  1995(3)  1994    1993(4)
----------------------------------------------------------------------------------------------
For years ended September 30:
   Net sales .....................................  $378.5    438.5    441.0    473.9   459.7
   Interest expense ..............................     5.2      4.8      5.5      3.6     2.5
   Earnings (loss) before income taxes ...........    17.9     14.8    (29.5)    12.7     6.4
   Net earnings (loss) ...........................    11.8     26.1    (30.3)     8.3     5.2
   Earnings (loss) per share:
      Primary ....................................     .96     2.26    (2.76)     .72     .47
      Fully diluted ..............................     .95     2.25    (2.76)     .72     .46

As of September 30:
   Working capital ...............................    62.3     86.2     71.4     86.6    76.8
   Total assets ..................................   378.2    307.8    378.0    347.5   335.3
   Long-term debt ................................    50.0     11.4     23.5     25.1     8.1
   Shareholders' equity ..........................   205.0    191.1    182.3    187.4   174.1


(1) Includes the acquisition of Filtertek in February 1997 (See Footnote 2 of Notes to Consolidated Financial Statements).
(2) Includes the sale of Hazeltine; $25.3 million of other charges related to cost of sales; and includes an adjustment to the income tax valuation reserve (See Footnotes 2, 6 and 14 of Notes to Consolidated Financial Statements).
(3) Includes $16.5 million of other charges related to cost of sales and a change in accounting estimate (See Notes 1(e) and 14 of Notes to Consolidated Financial Statements).
(4)    Includes impact of Corporate Readjustment (See Note 1(b)).

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS


     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

BUSINESS ENVIRONMENT

     ESCO Electronics Corporation (ESCO, the Company) operates within two primary business segments: commercial (primarily filtration/fluid flow and communications/test) and defense.
     In 1997, the Company significantly strengthened its presence in the fast-growing and profitable filtration industry through its February 1997 acquisition of Filtertek, Inc. (Filtertek). Filtertek effectively increases the commercial content of the Company's sales to over 50% on an annualized basis. This substantial acquisition provides further evidence of management's strategy of deliberate diversification and its ongoing commitment to create shareholder value.
     During 1997, the overall defense industrial base continued its rapid consolidation, and ESCO responded to this competitive challenge by continuing to reposition itself to compete in the global marketplace and to apply defense technologies to commercial products. Management continues to believe the Company's strong product diversification and technology niches in its core defense businesses will enable it to compete effectively in these shrinking defense markets.
     During 1996, management implemented a key element of its ongoing strategy to create shareholder value -- the sale of Hazeltine Corporation (Hazeltine). In July 1996, the Company sold its Hazeltine subsidiary to GEC-Marconi Electronic Systems Corporation (GEC) for $110 million in cash. The sale of Hazeltine enabled the Company to further strengthen its overall financial position and to return a significant amount of the proceeds to shareholders.
     Overall, 1997 was a successful and rewarding year for ESCO and its shareholders. The Company's defense segment returned to profitability and the commercial segment continued its strong growth. New program opportunities in both the defense and commercial segments, in addition to the acquisition of Filtertek, effectively reposition the Company's business base for the remainder of the decade. This should allow ESCO to increase its commercial segment contribution while continuing to reduce its overall dependence on its defense business.
     ESCO's improved financial position and strong balance sheet at September 30, 1997 should allow the Company to continue its strategy of deliberate diversification through internal new product development and selective acquisitions, thereby increasing shareholder value.


RESULTS OF OPERATIONS

1997 COMPARED WITH 1996
     Net sales of $378.5 million in 1997 were $60 million (13.7%) lower than net sales of $438.5 million in 1996. The decrease was primarily the result of the sale of Hazeltine in July 1996, partially offset by the acquisition of Filtertek in February 1997. Hazeltine's sales for the ten-month period of 1996 prior to its divestiture were $94 million, offset by Filtertek's eight-month sales of $48.6 million. Net sales at the remainder of the Company's operating units decreased $14.6 million in 1997 compared to 1996 due to lower sales volume at Systems & Electronics Inc. (SEI), partially offset by increased sales at all other operating units. In 1997, commercial sales were $187.5 million (49.5%) and defense sales were $191 million (50.5%) compared with 1996 commercial and defense sales of $137.6 million (31.4%) and $301 million (68.6%), respectively. The increase in 1997 commercial sales is primarily attributable to the acquisition of Filtertek and additional volume at PTI Technologies Inc. (PTI). Hazeltine's commercial sales were not significant in 1996.
     The Company is involved in the design, development and manufacture of products for the commercial and defense markets. The Company generally manufactures products only upon receipt of firm customer orders and delivers the products in accordance with the customer's schedule. As a result, the Company's beginning backlog of firm orders, the level of orders received during the year and the mix of products to be produced all influence the Company's operating results.

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

     Firm order backlog was $228.2 million at September 30, 1997, compared to $244 million at September 30, 1996. The decrease in backlog reflects the timing of receipt of orders and related sales throughout the various programs' life cycles, principally at SEI. Order backlog increased $24 million in conjunction with the February 1997 acquisition of Filtertek. As ESCO continues its transition towards a predominantly commercial company, backlog plays a less significant role as commercial products tend to be ordered by the customer and shipped by the Company within the same period. Approximately 11% of the September 30, 1997 backlog is expected to be delivered beyond one year.
     Orders aggregating $338.7 million were received in 1997, compared with $296.2 million in 1996 (excluding Hazeltine), reflecting a $42.5 million (14.3%) increase. Orders during 1996 as reported including Hazeltine were $373.6 million. Orders received by Hazeltine in 1996 prior to its sale were $77.4 million, and orders received by Filtertek since February 1997 were $47.5 million. The largest increases in orders during 1997 were recorded at PTI, Rantec and EMC Test Systems, L.P. (EMC Test Systems), offset by decreased orders at SEI. The most significant orders in 1997 were for filtration/fluid flow products; M1000 tank transporters; airborne radar systems; EMC test equipment; integrated mail handling and sorting systems; and automatic meter reading equipment.
     The Company computes gross profit as: net sales, less cost of sales, less other charges related to cost of sales. The gross profit margin is the gross profit divided into net sales, expressed as a percentage.
     The gross profit margin in 1997 was 24.2% compared to 10.6% in 1996. The lower margin in 1996 was primarily attributable to two factors: a $23 million adjustment of the estimate of the costs to complete the 60K Loader program at SEI; and the components of other charges related to cost of sales as discussed below. The 1996 gross profit margin, if "adjusted" to exclude the 60K Loader adjustment and the other charges related to cost of sales would have been 21.6%. The improvement in 1997 gross margin compared to the "adjusted" 1996 gross margin is the result of a more favorable sales mix at all operating units. The gross profit margin attributable to the commercial segment was consistent in both periods presented.
     During 1996, and in connection with the sale of Hazeltine and management's decision to pursue a strategy of deliberate diversification from defense to commercial, the Company reevaluated the carrying value of certain assets. As a result of this reevaluation, the Company recorded $25.3 million of other charges related to cost of sales in 1996. These strategic decisions were intended to increase the contributions of the commercial segment and to reduce the Company's overall dependence on the defense businesses.
     The 1996 charge included $14.3 million of inventories related to defense programs which management no longer intended to actively pursue; $6 million of costs included in other assets incurred in anticipation of certain defense contract awards (Precontract Costs) which the Company no longer intended to actively pursue; and a $5 million adjustment in the Company's estimate of recoveries in a contract dispute related to the M1000 tank transporter program.
     Selling, general and administrative expenses (SG&A) for 1997 were $64.1 million, or 16.9% of net sales, compared with $70.5 million, or 16.1% of net sales, for 1996. The 1997 SG&A expenses included $7.2 million for Filtertek and the 1996 SG&A included $12.9 million for Hazeltine. The net decrease in 1997 SG&A spending is the result of successful cost containment programs throughout the Company.
     Interest expense increased to $5.2 million in 1997 from $4.8 million in 1996, primarily as a result of higher average outstanding borrowings throughout 1997. A significant amount of the outstanding borrowings in 1997 were incurred with the acquisition of Filtertek.
     Other costs and expenses, net, decreased in 1997 to $4.5 million from $5 million in 1996, primarily due to lower miscellaneous non-operating costs.

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

     The 1996 gain on the sale of Hazeltine represents the net gain after deducting selling costs and expenses and after adjusting for certain assets and liabilities retained by ESCO.
     Income tax expense of $6.1 million for 1997 reflects current Federal tax expense of $.2 million, deferred tax expense of $4.8 million and foreign, state and local taxes of $1 million. Income tax benefit of $11.4 million for 1996 reflects an increase in net deferred tax assets of $27.7 million, of which $15.1 million was credited to additional paid-in capital. Foreign, state and local taxes amounted to $1.2 million in 1996.
     Based on the Company's historical pretax income and losses, adjusted for significant items such as the facilities consolidation program, the change in accounting estimates and other costs related to cost of sales, together with management's projection of future taxable income based upon its shift in strategic direction, management believes it is more likely than not that the Company will realize a majority of the benefits of the net deferred tax asset existing at September 30, 1997. In order to realize the aforementioned net deferred tax asset, excluding the capital loss carryforward, the Company will need to generate future taxable income of approximately $175 million, of which $97 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforwards, of which $23 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; and $7 million will expire in 2011. These net operating loss carryforwards may be used to reduce future income tax cash payments.
     As a result of the sale of Hazeltine, the Company has available capital loss carryforwards for tax purposes of approximately $77 million. This capital loss may be used as a reduction of future capital gains recognized by the Company, at which time the Company may realize additional tax benefits. Any unused capital loss carryforward will expire in 2001.
     In 1997, the Company reduced its deferred tax valuation allowance by $3.7 million. The deferred tax valuation allowance of $39.6 million at September 30, 1997 includes approximately $12.5 million, which represents management's best estimate of the portion of the deferred tax asset associated with temporary differences and NOLs which may not be realized, and a full valuation reserve in the amount of $27.1 million for the portion of the deferred tax asset represented by the capital loss. There can be no assurance, however, that the Company will generate sufficient taxable income or a specified level of continuing taxable income in order to fully utilize the deferred tax assets in the future.
      The effective tax rate in 1997 was 33.9% compared with (77%) in 1996. The tax provision for 1996 was impacted by the effect of the Hazeltine divestiture, the Corporate Readjustment implemented in 1993 and other items. An analysis of the effective tax rates for 1997, 1996 and 1995 is included in the notes to consolidated financial statements.

1996 COMPARED WITH 1995
     Net sales of $438.5 million in 1996 were $2.5 million (0.6%) lower than net sales of $441 million in 1995. The decrease was primarily the result of the sale of Hazeltine in July 1996. Hazeltine's sales for the ten-month period of 1996 prior to its divestiture were $20.4 million lower than its full year's sales in 1995. Net sales at the remainder of the Company's operating units increased $17.9 million in 1996 compared to 1995 due to increased sales volume at SEI and PTI. In 1996, defense sales were $301 million (68.6%) and commercial sales were $137.5 million (31.4%) compared with 1995 defense and commercial sales of $345.1 million (78.2%) and $95.9 million (21.8%), respectively. Hazeltine's commercial sales were not significant in either period presented. The increase in 1996 commercial sales reflects additional volume primarily at SEI, PTI and EMC Test Systems.

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

     The September 30, 1995 backlog of $528.2 million included $236.3 million related to Hazeltine. Firm order backlog was $244 million at September 30, 1996, compared to $291.9 million as adjusted to remove Hazeltine's backlog at September 30, 1995. The decrease in backlog as adjusted reflects the timing of receipt of orders and related sales throughout the various programs' life cycles, principally at SEI.
     Orders aggregating $373.6 million were received in 1996, compared with $436.2 million 1995. Orders received by Hazeltine prior to its sale were $77.4 million and $160.1 million in 1996 and 1995, respectively. Adjusted to remove Hazeltine from both periods, comparative orders for 1996 and 1995 were $296.2 million and $276.1 million, respectively, reflecting a $20.1 million (7.3%) increase. The largest increases in orders were recorded at PTI and EMC Test Systems. The most significant orders in 1996 were for filtration/fluid flow products; aircraft cargo loaders; EMC test equipment; M1000 tank transporters; integrated mail handling and sorting systems; and airborne radar systems.
     The gross profit margin in 1996 was 10.6% compared to 18.1% in 1995. The decrease in 1996 was primarily attributable to two factors: a $23 million adjustment of the estimate of the costs to complete the 60K Loader program at SEI; and the components of other charges related to cost of sales. The 1996 gross profit margin, excluding the 60K Loader adjustment and the other charges related to cost of sales would have been 21.6%, compared to the 1995 gross margin percentage of 21.8%, excluding the 1995 other charges related to cost of sales. The gross profit percentage attributable to the commercial segment increased slightly in 1996 compared to 1995 due to a favorable product sales mix.
     During 1996, and in connection with the sale of Hazeltine and management's decision to pursue a strategy of deliberate diversification from defense to commercial, the Company reevaluated the carrying value of certain assets, resulting in the Company recording $25.3 million of other charges related to cost of sales in 1996. These strategic decisions were intended to increase the contributions of the commercial segment and to reduce the Company's overall dependence on the defense businesses.
     The 1996 charge includes $14.3 million of inventories related to defense programs which management no longer intended to actively pursue; $6 million of costs included in other assets incurred in anticipation of certain defense contract awards (Precontract Costs) which the Company no longer intended to actively pursue; and a $5 million adjustment in the Company's estimate of recoveries in a contract dispute related to the M1000 tank transporter program.
     The 1996 write-down of $14.3 million in inventories and $6 million of Precontract Costs was the result of management's decision to refocus its marketing efforts to products which could yield more immediate results. The inventories related to mature armament products which, in earlier years, were manufactured and sold in large quantities. Although this inventory had been in limited production in recent years, until 1996 these items were considered to have sufficient annual proposals outstanding to support potential future sales activity. No significant sales revenue was recognized in the periods presented. The 1996 write-off of $6 million of Precontract Costs related to a specific armament contract with the U.S. Navy. The Company incurred costs to build a prototype to satisfy the customer requirements. After repeated delays and modifications by the customer, the Company, as part of its shift in strategic direction, determined that further pursuit of this contract would not be cost beneficial. The $5 million adjustment related to the M1000 contract dispute was the result of the Company receiving information in 1996 which indicated the carrying value of certain M1000 claim costs may not be fully recoverable.

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

     Other charges related to cost of sales of $16.5 million incurred during 1995 were related to the facilities consolidation program implemented in 1995. The 1995 charges included an $8.6 million pretax charge for a non-cash write-off related to the accounting for the lease on the 8100 West Florissant, St. Louis, Missouri (8100 Building) facilities which were vacated, and a $7.9 million non-cash pretax charge associated with the disposition of safety stock inventories resulting from the facilities consolidation program and related restructuring of the Company's West Coast operations.
     Selling, general and administrative expenses for 1996 were $70.5 million, or 16.1% of net sales, compared with $74.2 million, or 16.8% of net sales, for 1995. The decrease in 1996 is the result of successful cost containment program throughout the Company and the sale of Hazeltine.
     Interest expense decreased to $4.8 million in 1996 from $5.5 million in 1995, primarily as a result of lower average outstanding borrowings and lower weighted average interest rates throughout 1996 compared to 1995. A significant amount of the outstanding borrowings were repaid in July 1996 with a portion of the proceeds from the sale of Hazeltine.
     Other costs and expenses, net, decreased in 1996 to $5 million from $29.5 million in 1995. The decrease is primarily due to the absence in 1996 of approximately $16.1 million in amortization of a contract guarantee fee previously paid to Emerson Electric Co. (Emerson) in connection with the spin-off of ESCO in 1990, and the absence of the $7.8 million charge for exit and relocation charges incurred in connection with the abandonment of the 8100 Building. The 1995 guarantee fee amortization of $16.1 million includes an $11.1 million non-cash charge for the Company's 1995 change in accounting estimate (see Note 1 (e) ) related to the Emerson guarantee fee, and approximately $5 million of normal amortization.
     The gain on the sale of Hazeltine represents the net gain after deducting selling costs and expenses and after adjusting for certain assets and liabilities retained by ESCO.
     Prior to 1996, the Company had reduced its deferred tax valuation allowance systematically by utilizing projected taxable income over a specified future period of time. In 1996, the Company reduced its beginning deferred tax valuation allowance by $15.8 million. Due to the 1993 Corporate Readjustment, $15.1 million of this reduction was credited directly to additional paid-in capital. The remaining $.7 million was credited directly to the tax provision.
     Income tax expense for 1995 reflects foreign, state and local taxes.
     The effective tax rate in 1996 was (77%) compared with (2.6%) in 1995. The tax provisions for both periods presented are impacted by the Corporate Readjustment implemented in 1993. The income tax benefits recognized in 1996 and 1995 of $15.1 million and $25.2 million, respectively, were accounted for as credits to additional paid-in capital.

CAPITAL RESOURCES AND LIQUIDITY

     The Company has been, and will continue to be, impacted by changes in the defense industry brought about by the changing international political environment and the U.S. Government's deficit reduction measures, including procurement policies and tax reform. This operating environment requires defense contractors to make significant capital commitments to programs for extended periods of time. The Company has been concentrating on shifting its business from development programs to production programs and on increasing the commercial content of its business base, resulting in lower working capital requirements and thereby reducing the risk inherent in the defense industry.
     Net cash provided by operating activities in 1997 was $25.3 million compared to $1 million in 1996. The 1997 net cash provided by operating activities improved compared to 1996, net of the gain on the sale of Hazeltine, primarily due to the positive impact of 1997 operating earnings. The 1997 cash generation from inventories was partially offset by the investment in costs and estimated earnings on long-term contracts and the disbursement of accounts payable and accrued expenses.

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

     Net cash provided by operating activities was $1 million in 1996, compared to net cash used by operating activities of $8.1 million in 1995. The 1996 net cash provided by operating activities improved compared to 1995 primarily due to lower investment in working capital, primarily inventories, in 1996.
     In 1997, capital expenditures of $10.5 million included manufacturing equipment at Filtertek, SEI and PTI. In 1996, capital expenditures of $8.6 million included capitalized facility costs at SEI, process equipment at PTI and capital expenditures of $1.5 million related to Hazeltine. In 1995, capital expenditures of $11.1 million included capitalized facility costs and production test equipment at SEI and facility restoration costs at Rantec resulting from the 1994 California earthquake. There were no commitments outstanding that were considered material for capital expenditures at September 30, 1997.
     At September 30, 1997, the Company had available net operating loss carryforwards (NOLs) for tax purposes of approximately $97 million. These NOLs will expire beginning in year 2006 and ending in year 2011. These NOLs will be used to reduce future Federal income tax cash payments.
     On February 7, 1997, the Company completed the acquisition of the filtration and the thermoform packaging businesses (Filtertek) of Schawk, Inc. The transaction involved the purchase of assets and stock certain of subsidiary corporations of Schawk, Inc. for $92 million in cash plus working capital adjustments. The purchase was financed with cash and borrowings from the Company's bank credit facility. Filtertek is a leader in the manufacture of plastic insert injection molded filter assemblies.
     In conjunction with the purchase of Filtertek, the existing bank credit facility was amended and restated as of February 7, 1997 to increase the available credit facility to $140 million, consisting of a $60 million term loan, and an $80 million revolving credit facility (subject to borrowing base asset limitations). The $60 million term loan has scheduled amortization payments of $1 million per quarter which commenced March 31, 1997. Beginning March 31, 1998, the term loan amortization changes to $2 million per quarter through maturity. The maturity of the bank credit facility is September 30, 2000. The bank credit facility allowed the Company to use a portion of the Hazeltine sales proceeds to pay the special cash distribution to shareholders in 1996 and to repurchase outstanding ESCO common shares in the open market. The revolving credit facility is available for direct borrowings and/or the issuance of letters of credit. These credit facilities are provided by a group of banks, led by Morgan Guaranty Trust Company of New York. At September 30, 1997, the Company had $58.8 million available under this revolving credit facility. The $8 million subordinated term loan was repaid in 1996.
     In 1996, the Company authorized an open market share repurchase program for up to two million shares of common stock over a period ending September 30, 1998. During 1997, approximately 130,000 shares were repurchased.
     Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.
     All of the Company's debt is priced at a percentage over LIBOR. The Company has reduced this risk through a rate swap agreement that provides a cap on LIBOR of 7% on $50 million of the long-term debt. The Company does not have significant risk or exposure to fluctuations in foreign currencies.
     Management believes that, for the periods presented, inflation has not had a material effect on the Company's operations.
     The Company is currently involved in various stages of investigation, remediation and litigation relating to environmental matters. Based on current information available, management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

ESCO Electronics Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure." The Company will adopt the provisions of these pronouncements during the quarter ending December 31, 1997. The effect of adopting these provisions is not expected to be material.
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income must be reported in a financial statement with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.
     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the manner in which public business enterprises report information about operating segments in interim and annual financial statements, and the related disclosures about products and services, geographic areas and major customers. The effect of adopting this provision is not expected to provide additional disclosures materially different than those previously disclosed by the Company, on an annual basis. SFAS No. 131 is effective for interim periods beginning after December 15, 1997.

ESCO Electronics Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 30,
(Dollars in thousands, except per share amounts)                      1997       1996      1995
-----------------------------------------------------------------------------------------------
Net sales.........................................................$378,524    438,543   441,023

Costs and expenses:
     Cost of sales................................................ 286,790    366,719   344,781
     Other charges related to cost of sales.......................      --     25,300    16,522
     Selling, general and administrative expenses.................  64,142     70,464    74,162
     Interest expense.............................................   5,220      4,781     5,549
     Other, net...................................................   4,522      5,017    29,514
     Gain on sale of Hazeltine....................................      --    (48,500)       --
                                                                   -------    -------   -------
          Total costs and expenses................................ 360,674    423,781   470,528
                                                                   -------    -------   -------
Earnings (loss) before income tax.................................  17,850     14,762   (29,505)

Income tax expense (benefit)......................................   6,053    (11,374)      755
                                                                   -------    -------   -------
     Net earnings (loss).......................................... $11,797     26,136   (30,260)
                                                                   -------    -------   -------
Earnings (loss) per share:
     Primary...................................................... $   .96       2.26     (2.76)
     Fully diluted................................................ $   .95       2.25     (2.76)

See accompanying notes to consolidated financial statements.

ESCO Electronics Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

Years ended September 30,
(Dollars in thousands)                                                                1997             1996
------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents.................................................     $  5,818          22,209
     Accounts receivable, less allowance for doubtful accounts of $462 and $273
          in 1997 and 1996, respectively.......................................       48,612          34,664
     Costs and estimated earnings on long-term contracts, less progress
          billings of $56,451 and $70,671 in 1997 and 1996, respectively.......       54,633          51,585
     Inventories...............................................................       45,110          51,187
     Other current assets......................................................        2,794           3,005
                                                                                    --------         -------
          Total current assets.................................................      156,967         162,650
                                                                                    --------         -------
PROPERTY, PLANT AND EQUIPMENT:
     Land and land improvements................................................       12,449           6,586
     Buildings and leasehold improvements......................................       43,573          27,974
     Machinery and equipment...................................................       74,067          40,748
     Construction in progress..................................................        4,913           5,043
                                                                                    --------         -------
                                                                                     135,002          80,351
     Less accumulated depreciation and amortization............................       38,470          26,325
                                                                                    --------         -------
          Net property, plant and equipment....................................       96,532          54,026
Excess of cost over net assets of purchased businesses, less accumulated
     amortization of $2,735 and $1,597 in 1997 and 1996, respectively..........       54,996          20,395
Deferred tax assets............................................................       48,510          53,326
Other assets...................................................................       21,182          17,435
                                                                                    --------         -------
                                                                                    $378,187         307,832
============================================================================================================



See accompanying notes to consolidated financial statements.

ESCO Electronics Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

Years ended September 30,
(Dollars in thousands)                                                                      1997         1996
----------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Short-term borrowings and current maturities of long-term debt ........................ $ 25,500         1,300
  Accounts payable ......................................................................   38,238        40,057
  Advance payments on long-term contracts, less costs incurred
    of $1,624 and $5,478 in 1997 and 1996, respectively .................................    6,348         8,336
  Accrued expenses ......................................................................   24,590        26,771
                                                                                          --------       -------
    Total current liabilities ...........................................................   94,676        76,464
                                                                                          --------       -------
Other liabilities .......................................................................   28,548        28,860
Long-term debt ..........................................................................   50,000        11,375
                                                                                          --------       -------
    Total liabilities ...................................................................  173,224       116,699
                                                                                          --------       -------
Commitments and contingencies ...........................................................       --            --

SHAREHOLDERS' EQUITY:
  Preferred stock, par value $.01 per share, authorized 10,000,000 shares ...............       --            --
  Common stock, par value $.01 per share, authorized 50,000,000 shares;
    issued 12,478,328 and 12,415,346 shares in 1997 and 1996, respectively ..............      125           124
  Additional paid-in capital ............................................................  194,663       192,967
  Retained earnings since elimination of deficit of $60,798 at September 30, 1993 .......   15,981         4,184
  Cumulative foreign currency translation adjustments ...................................      196           107
  Minimum pension liability .............................................................     (181)       (1,869)
                                                                                          --------       -------
                                                                                           210,784       195,513
  Less treasury stock, at cost (689,945 and 566,622 common shares in 1997
    and 1996, respectively) .............................................................   (5,821)       (4,380)
                                                                                          --------       -------
    Total shareholders' equity ..........................................................  204,963       191,133
                                                                                          --------       -------
                                                                                          $378,187       307,832
================================================================================================================



See accompanying notes to consolidated financial statements.

ESCO Electronics Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           Cumulative
                                                                                              Foreign
                                           Common Stock     Additional        Retained       Currency      Minimum
                                          --------------       Paid-in        Earnings    Translation      Pension    Treasury
Years ended September 30, (In thousands)  Shares  Amount       Capital       (Deficit)    Adjustments    Liability       Stock
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994........       11,520   $115        183,623          8,308          (195)            --      (4,438)

  Stock options and stock
    compensation plans.............           54     1           1,343             --            --             --          30
  Net loss.........................           --    --              --        (30,260)           --             --          --
  Effect of Corporate Readjustment
    on taxes.......................           --    --          25,239             --            --             --          --
  Translation adjustments..........           --    --              --             --           487             --          --
  Minimum pension liability........           --    --              --             --            --         (1,998)         --
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995               11,574    116        210,205        (21,952)          292         (1,998)     (4,408)

  Stock options and stock
    compensation plans.............          841      8          3,214             --            --             --          28
  Net earnings.....................           --    --              --         26,136            --             --          --
  Effect of Corporate Readjustment
    on taxes.......................           --    --          15,094             --            --             --          --
  Cash distribution ($3.00
    per share).....................           --    --         (35,546)            --            --             --          --
  Translation adjustments..........           --    --              --             --          (185)            --          --
  Minimum pension liability........           --    --              --             --            --            129          --
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996........       12,415    124        192,967          4,184           107         (1,869)     (4,380)

  Stock options and stock
    compensation plans.............           63     1           1,696             --            --             --          45
  Net earnings.....................           --    --              --         11,797            --             --          --
  Purchases into treasury..........           --    --              --             --            --             --      (1,486)
  Translation adjustments..........           --    --              --             --            89             --          --
  Minimum pension liability........           --    --              --             --            --          1,688          --
------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997........        12,478  $125        194,663         15,981           196           (181)     (5,821)
==============================================================================================================================

See accompanying notes to consolidated financial statements.

ESCO Electronics Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended September 30,
(Dollars in thousands)                                                               1997               1996             1995
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings (loss).......................................................... $ 11,797            26,136          (30,260)
     Adjustments to reconcile net earnings (loss) to net cash
       provided (used) by operating activities:
          Depreciation and amortization...........................................   14,423            13,486           14,042
          Changes in operating working capital....................................   (2,666)            5,852           (6,602)
          Write-off of certain assets.............................................       --            25,300           19,744
          Gain on sale of Hazeltine...............................................       --           (48,500)              --
          Effect of deferred taxes on tax provision...............................    4,816           (12,598)            (448)
          Other...................................................................   (3,033)           (8,698)          (4,595)
                                                                                   ---------         ---------        ---------
       Net cash provided (used) by operating activities...........................   25,337               978           (8,119)
                                                                                   ---------         ---------        ---------

Cash flows from investing activities:
     Capital expenditures.........................................................  (10,526)           (8,558)         (11,146)
     Divestiture/(acquisition) of businesses......................................  (93,200)          110,000           (1,596)
                                                                                   ---------         ---------        ---------
       Net cash provided (used) by investing activities........................... (103,726)          101,442          (12,742)
                                                                                   ---------         ---------        ---------

Cash flows from financing activities:
     Proceeds from long-term debt.................................................   60,000                --            4,490
     Principal payments on long-term debt.........................................  (15,675)          (15,386)          (2,217)
     Net increase (decrease) in short-term borrowings.............................   18,500           (33,000)          15,500
     Special cash distribution/purchases of common stock into treasury............   (1,486)          (35,546)              --
     Other........................................................................      659             3,401              752
                                                                                   ---------         ---------        ---------
       Net cash provided (used) by financing activities...........................   61,998           (80,531)          18,525
                                                                                   ---------         ---------        ---------
     Net increase (decrease) in cash and cash equivalents.........................  (16,391)           21,889           (2,336)
Cash and cash equivalents at beginning of year....................................   22,209               320            2,656
                                                                                   ---------         ---------        ---------
Cash and cash equivalents at end of year.......................................... $  5,818            22,209              320
                                                                                   ---------         ---------        ---------

Changes in operating working capital:
     Accounts receivable, net..................................................... $ (2,997)            5,487            1,191
     Costs and estimated earnings on long-term contracts, net.....................   (3,048)          (14,382)          (7,140)
     Inventories..................................................................   18,618            20,730          (21,820)
     Other current assets.........................................................      734               (15)           2,625
     Accounts payable.............................................................   (8,522)              133            8,408
     Advance payments on long-term contracts, net.................................   (1,988)           (7,183)           9,180
     Accrued expenses.............................................................   (5,463)            1,082              954
                                                                                   ---------         ---------        ---------
                                                                                   $ (2,666)            5,852           (6,602)
                                                                                   ---------         ---------        ---------
Supplemental cash flow information:
     Interest paid to third parties............................................... $  4,981             4,765            5,495
     Income taxes paid............................................................      720               673              972
 -------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
1. SUMMARY
OF SIGNIFICANT
ACCOUNTING
POLICIES

(a)  PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of ESCO Electronics Corporation (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1997 presentation.

(b)  BASIS OF PRESENTATION
     Effective September 30, 1990, Emerson Electric Co. (Emerson) transferred the stock of certain of its subsidiaries, primarily related to its government and defense business, to ESCO and distributed all of the issued and outstanding ESCO common stock to Emerson shareholders (the spin-off). Effective September 30, 1993, the Company implemented an accounting readjustment in accordance with the accounting provisions applicable to a "quasi-reorganization" which restated assets and liabilities to fair values and eliminated the deficit in retained earnings.
     Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 1997 and 1996.

(c)  NATURE OF OPERATIONS
     The Company is engaged in the research, development, manufacture, sale and support of a wide variety of defense and commercial systems and products. Defense items principally are supplied to the United States Government under prime contracts from the Army, Navy and Air Force and under subcontracts with their prime contractors, and are also sold to foreign customers. Commercial items are supplied to a variety of customers worldwide, and include filtration/fluid flow products serving the aerospace, automotive, industrial, medical/health care and fluid flow markets.
     The Company operates in two principal industry segments: commercial and defense. The Company's main products include defense electronics, defense systems, filtration/fluid flow, communications/test and other industrial and government products.

(d)  USE OF  ESTIMATES AND BUSINESS RISKS
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings process, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Sales to the U.S. Government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense and other factors. Fluctuations and changes in any of these areas could materially impact the Company's financial statements in future years.

(e)  ACCOUNTING CHANGES
     Effective October 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that certain long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, SFAS No. 121 requires that certain long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The impact of the adoption of this standard was not material to the Company's financial statements.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Effective September 30, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows, and the Company elected, to continue its accounting under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The Company adopted the provisions of SFAS No. 123 requiring disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options and performance shares.
     During 1995, management reviewed its accounting for performance guarantees on certain contracts and determined the period and method of amortizing the guarantee fee should take into consideration the expected future revenue stream from the respective guaranteed contracts. Accordingly, management changed its method of accounting from amortizing the guarantee fee over the expected duration of the guaranteed contracts (estimated benefit period of seven years) on a straight-line basis to amortizing it based upon the related guaranteed contract revenues generated to date and the expected future revenues.
     This change in accounting principle, which is inseparable from a change in accounting estimate, was retroactively implemented effective October 1, 1994, which represents the beginning of the Company's fiscal year 1995. This change resulted in an $11.1 million non-cash pretax charge, which is included in Other, net in the 1995 results of operations.

(f)  REVENUE RECOGNITION
     Revenue on production contracts is recorded when specific contract terms are fulfilled, usually by delivery or acceptance (the units of production or delivery methods). The costs attributed to units delivered are based on the estimated average costs of all units expected to be produced in a contract or group of contracts. Revenue under long-term contracts for which units of production or delivery are inappropriate measures of performance is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract. Revenue under engineering contracts is generally recognized as milestones are attained.
     Revenues from cost reimbursement contracts are recorded as costs are incurred, plus fees earned. Estimated amounts for contract changes and claims are included in contract revenues only when realization is probable. Revisions to assumptions and estimates, primarily in contract value and estimated costs used for recording sales and earnings, are reflected in the accounting period in which the facts become known. Losses recognized on contracts include a provision for the future selling, general and administrative costs applicable to the respective contracts.
     Revenue is recognized on commercial sales when products are shipped or when services are performed.

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

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j)  PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are recorded at cost. Depreciation and amortization are computed on accelerated methods over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 5-10 years; and office furniture and equipment, 5-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter.

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

(n)  FOREIGN CURRENCY TRANSLATION
     The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The resulting translation adjustments are recorded as a separate component of shareholders' equity.

(o)  EARNINGS (LOSS) PER SHARE
     Earnings per share are based on the weighted average number of common shares outstanding plus shares issuable upon the assumed exercise of dilutive common share options and performance shares by using the treasury stock method. For 1997, earnings per share is computed using 12,273,588 and 12,425,577 common shares and common share equivalents outstanding for primary and fully diluted, respectively. For 1996, earnings per share is computed using 11,579,840 and 11,638,408 common shares and common share equivalents outstanding for primary and fully diluted, respectively. Loss per share is based on the weighted average number of common shares outstanding. For 1995, loss per share is computed using 10,973,315 common shares outstanding.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
2. ACQUISITIONS/
DIVESTITURES
(UNAUDITED)

     On February 7, 1997, the Company completed the acquisition of the filtration and the thermoform packaging businesses (Filtertek) of Schawk, Inc. The transaction involved the purchase of assets and stock of certain subsidiary corporations of Schawk, Inc. for $92 million in cash plus working capital adjustments. Filtertek is a leader in the manufacture of plastic insert injection molded filter assemblies.
     On July 22, 1996, the Company completed the sale of its Hazeltine subsidiary to GEC-Marconi Electronic Systems Corporation (GEC). The Company sold 100% of the common stock of Hazeltine for $110 million in cash, resulting in a $48.5 million gain. Certain assets and liabilities of Hazeltine were retained by the Company.
     Included in the 1996 and 1995 consolidated statements of operations are the operating results of Hazeltine prior to its divestiture as follows:

(Dollars in thousands)                                1996              1995
-----------------------------------------------------------------------------
Net sales .....................................    $93,987           114,196
Cost of sales .................................     75,598            96,833
Selling, general and administrative expenses ..     12,859            14,198
Other costs and expenses, net .................        941             1,650
                                                   -------           -------
Earnings before income taxes ..................    $ 4,589             1,515
                                                   =======           =======

     All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The excess cost of the acquisitions over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over periods ranging from 15-40 years, depending on management's assessment of its useful life. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.
     The following unaudited pro forma financial information assumes the acquisition of Filtertek and the divestiture of Hazeltine had occurred on October 1, 1995. The pro forma summary is not necessarily indicative of the results of operations that would have occurred had the acquisition and divestiture been completed on October 1, 1995, or of future results of operations.

Years ended September 30,               Pro forma (Unaudited)
(Dollars in thousands)               1997                   1996
-------------------------------------------------------------------
Net sales ......................   $403,229               422,710
Net earnings ...................     11,272                25,622
Earnings per share:
   Primary .....................        .92                  2.21
   Fully diluted ...............        .91                  2.20
                                   ========               =======

-------------------------------------------------------------------------------
3. ACCOUNTS
RECEIVABLE

Accounts receivable consist of the following at September 30, 1997 and 1996:

(Dollars in thousands)                              1997      1996
-----------------------------------------------------------------------
U.S. Government and prime contractors ..........  $11,191     9,459
Commercial .....................................   35,482    17,596
Other ..........................................    1,939     7,609
                                                  -------    ------
   Total .......................................  $48,612    34,664
                                                  =======    ======

     The increase in commercial accounts receivable is primarily due to the acquisition of Filtertek.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4. INVENTORIES

     Inventories consist of the following at September 30, 1997 and 1996:

(Dollars in thousands)                                        1997     1996
----------------------------------------------------------------------------
Finished goods .........................................   $  8,542    5,927
Work in process -- including long-term contracts .......     22,971   32,071
Raw materials ..........................................     13,597   13,189
                                                           --------   ------
  Total ................................................   $ 45,110   51,187
                                                           ========   ======


     Under the contractual arrangements by which progress payments are received, the U.S. Government has a security interest in the inventories associated with specific contracts. Inventories are net of progress payment receipts of $3.2 million and $1.2 million at September 30, 1997 and 1996, respectively.
     The $25.3 million of other charges related to cost of sales in 1996 included $14.3 million in expense related to inventories adjusted to net realizable value in conjunction with the Company's deliberate diversification strategy. The $16.5 million of other charges related to cost of sales in 1995 included $7.9 million in expense related to inventories adjusted to net realizable value in conjunction with the facilities consolidation program.
-------------------------------------------------------------------------------
5. PROPERTY, PLANT
AND EQUIPMENT

     Depreciation and amortization of property, plant and equipment for the years ended September 30, 1997, 1996 and 1995 were $12,441,000, $12,163,000 and
$12,695,000, respectively.
     The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 1997, 1996 and 1995 amounted to $4,502,000, $4,759,000 and $7,187,000, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 1997 are:

(Dollars in thousands)   Years ending September 30:
-------------------------------------------------------------------------------
                         1998 ........................   $ 3,941
                         1999 ........................     2,877
                         2000 ........................     2,232
                         2001 ........................     1,848
                         2002 and thereafter .........     2,520
                                                         -------
                            Total ....................   $13,418
                                                         =======

-------------------------------------------------------------------------------
6. INCOME
TAX EXPENSE
(BENEFIT)

    The principal components of income tax expense (benefit) for the years ended September 30, 1997, 1996 and 1995 consist of:

(Dollars in thousands)               1997      1996       1995
--------------------------------------------------------------
Federal:
   Current ......................   $  223        --       133
   Deferred .....................    4,816    (12,598)    (448)
State, local and foreign ........    1,014      1,224    1,070
                                    ------     ------    -----
   Total ........................   $6,053    (11,374)     755
                                    ======    =======    =====

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The actual income tax expense for the years ended September 30, 1997, 1996 and 1995 differs from the expected tax expense for those years (computed by applying the U.S. Federal statutory rate) as follows:

                                                                     1997     1996     1995
---------------------------------------------------------------------------------------------
Federal corporate statutory rate .................................   35.0%    35.0%    35.0%
Effect of Corporate Readjustment on temporary differences ........    --     102.2    (85.5)
Net change in the balance of the tax valuation allowance .........   (6.8)   100.2     51.8
Effect of subsidiary divestiture on temporary differences ........    --    (314.0)     --
Net interest income attributable to long-term contracts ..........    --       --       0.5
Income taxes, net of Federal benefits:
   State and local ...............................................    2.7      4.3      1.4
   Foreign .......................................................   (1.1)     1.1      1.4
Other, net .......................................................    4.1     (5.8)    (7.2)
                                                                     ----     ----     ----
Effective income tax rate ........................................   33.9%   (77.0)%   (2.6)%
                                                                     ====    =====     ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1997, 1996 and 1995 are presented below:

(Dollars in thousands)                                            1997        1996       1995
-----------------------------------------------------------------------------------------------
Deferred tax assets:
   Inventories, long-term contract accounting,
      contract cost reserves and others ......................  $  7,371      14,538        601
   Pension and other postretirement benefits .................    10,272       9,402      9,538
   Net operating loss carryforwards ..........................    34,036      42,188     39,366
   Capital loss carryforwards ................................    27,074      30,567        --
   Other compensation-related costs and other
      cost accruals ..........................................    11,960       2,948     11,278
                                                                 -------     -------    -------
      Total deferred tax assets ..............................    90,713      99,643     60,783
Deferred tax liabilities:
   Plant and equipment, depreciation methods
      and acquisition asset allocations ......................    (2,640)     (3,011)    (6,609)
                                                                 -------     -------    -------
      Net deferred tax asset before valuation allowance ......    88,073      96,632     54,174
Less valuation allowance .....................................   (39,563)    (43,306)   (28,537)
                                                                 -------     -------    -------
      Net deferred tax asset .................................  $ 48,510      53,326     25,637
                                                                ========     =======    =======


     Management believes it is more likely than not that with its projections of future taxable income, its shift in strategic direction, and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at September 30, 1997.
     In order to fully realize the deferred tax assets existing at September 30, 1997, the Company will need to generate future taxable income of approximately $175 million of which $97 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforwards, of which $23 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; and $7 million will expire in 2011. Also, the Company will need to generate future capital gains of approximately $77 million prior to 2001, at which time the capital loss carryforward, resulting from the 1996 divestiture of Hazeltine, will expire. There can be no assurance, however, that the Company will generate any taxable income or any specific level of continuing taxable income.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During the year ended September 30, 1997, the Company reduced its net deferred tax asset valuation allowance to $39.6 million. A full valuation allowance of $27.1 million is being maintained against the deferred tax asset associated with the capital loss. The remaining balance of $12.5 million represents management's best estimate of the portion of deferred tax asset associated with temporary differences and NOLs which may not be realized.


-------------------------------------------------------------------------------
7. DEBT

     Long-term debt consists of the following at September 30, 1997 and 1996:

(Dollars in thousands)                               1997      1996
-----------------------------------------------------------------------
Term loan ......................................   $57,000    12,675
Less current maturities ........................     7,000     1,300
                                                   -------    ------
  Long-term debt ...............................   $50,000    11,375
                                                   =======    ======


     In conjunction with the purchase of Filtertek, the existing bank credit facility was amended and restated as of February 7, 1997 to increase the available credit facility to $140 million, consisting of a $60 million term loan, and an $80 million revolving credit facility (subject to borrowing base asset limitations). The $60 million term loan has scheduled amortization payments of $1 million per quarter which commenced March 31, 1997. Beginning March 31, 1998, the term loan amortization changes to $2 million per quarter through maturity. The maturity of the bank credit facility is September 30, 2000. The bank credit facility allowed the Company to use a portion of the Hazeltine sales proceeds to pay the special cash distribution to shareholders in 1996 and to repurchase outstanding ESCO common shares in the open market. The revolving credit facility is available for direct borrowings and/or the issuance of letters of credit. These credit facilities are provided by a group of banks, led by Morgan Guaranty Trust Company of New York. At September 30, 1997, the Company had $58.8 million available under this revolving credit facility.
     The amended credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 5/16% to 7/16% per annum on the unused portion. The terms of the credit facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rates (LIBOR), or certificate of deposit rates for various maturities, or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The most restrictive financial covenants of the credit facility include minimum interest coverage, limitations on leverage and minimum tangible net worth. Dividends may not exceed 25% of the Company's consolidated net earnings.
     During 1997 and 1996, the maximum aggregate short-term borrowings at any month-end were $55 million and $50 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $24.7 million and $35.1 million, respectively; and the weighted average interest rates were 6.9% in both periods. The weighted average interest rate throughout 1995 was 7.3%. The letters of credit issued and outstanding under the credit facility totaled $2.7 million and $6.4 million at September 30, 1997 and 1996, respectively. Borrowings under the revolving credit facility were $18.5 million at September 30, 1997.
     The $8 million subordinated term loan payable to Textron, Inc. issued in connection with the purchase of PTI was repaid in 1996.
-------------------------------------------------------------------------------
8. CAPITAL STOCK

     The 12,478,328 and 12,415,346 common shares as presented in the accompanying consolidated balance sheets at September 30, 1997 and 1996 represent the actual number of shares issued at the respective dates. The Company held 689,945 and 566,622 common shares in treasury at September 30, 1997 and 1996, respectively.
     Pursuant to a Deposit and Trust Agreement (the Trust Agreement), all of the outstanding shares of the Company's common stock are held in trust by a trustee on behalf of the persons otherwise entitled to hold the Company's common stock, and such persons, instead, hold common stock trust receipts (Receipts) representing the Company's common stock and associated

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

preferred stock purchase rights (the Rights). Although the trustee is the record holder of the Company's common stock, each holder of a Receipt is generally entitled to all of the rights of a holder of the Company's common stock (including the right to vote and to receive dividends or other distributions), except in certain circumstances. If the Company fails in certain circumstances to collateralize its obligations to indemnify Emerson with respect to Emerson's guarantees of certain of the Company's government contracts and for so long as such failure continues, Emerson will have the right to direct the trustee how to vote in the election of directors and certain related matters.
     During 1995, the Company adopted the 1994 Stock Option Plan, and in 1991, the Company adopted the 1990 Stock Option Plan (the Option Plans). The Option Plans permit the Company to grant key management employees (1) options to purchase shares of the Company's common stock (or Receipts representing such shares) or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. As long as the Trust Agreement is in effect, an optionee will receive Receipts in lieu of shares. All outstanding options were granted at prices equal to fair market value at the date of grant. As a result of the $3.00 per share special cash distribution paid to shareholders in 1996 as a non-taxable return of capital, unexercised stock options were repriced, and the number of options outstanding were adjusted, using a method which resulted in no additional compensation expense to the Company. Information regarding stock options awarded under the Option Plans is as follows:

                                        1997                       1996                      1995
                                ----------------------      -----------------------     ------------------------
                                             Estimated                    Estimated                    Estimated
                                 Shares     Avg. Price         Shares    Avg. Price       Shares      Avg. Price
----------------------------------------------------------------------------------------------------------------
October 1, ..................   889,930        $  6.04      1,135,301       $  5.77     1,135,402          $5.77
   Granted ..................   227,450        $ 10.78        497,250       $ 10.38        88,000          $9.25
   Exercised ................   (68,371)       $  6.87       (806,255)      $  5.77       (55,434)         $5.56
   Cancelled ................   (50,523)       $  9.28       (119,257)      $ 10.31       (32,667)         $9.31
   Repricing ................       --             --         182,891       $  8.06           --             --
----------------------------------------------------------------------------------------------------------------
September 30, ...............   998,486        $  6.18        889,930       $  6.04     1,135,301          $5.77

At September 30,
   Reserved for
      future grant ..........   165,984
   Exercisable ..............   404,387        $  6.18        264,265       $ 6.04        707,617          $5.77
                                =======        =======      =========       ======      =========          =====


     During 1996, the Company announced a stock repurchase program. Under this program, the Company is authorized to purchase up to two million shares of its common stock in the open market through September 30, 1998.
     During 1993 and 1997, the Board of Directors authorized, and the shareholders approved, the Performance Share Plans (the Plans). The maximum number of shares available for issue under the Plans is 875,000 shares. At September 30, 1997, 566,303 shares have been awarded, and are outstanding under the terms of the Plans.
     The Company has a Preferred Stock Purchase Rights Plan pursuant to which a dividend of one Right was declared for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one one-hundredth of a share of preferred stock at an initial purchase price of $25. Approximately 120,000 preferred shares are reserved for issuance under this plan. Under certain conditions involving the acquisition of, or an offer for, 20% or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (1) to purchase, at a defined price, common stock of the Company or an acquiring entity at a value twice the defined price, or (2) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until September 30, 2000, unless redeemed earlier (at one cent per Right), exercised or exchanged under the terms of the plan.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company adopted the disclosure-only provisions of SFAS No. 123. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of this statement, the Company's net earnings and net earnings per share would have been as follows:

(Dollars in thousands, except per share amount)        1997           1996
-------------------------------------------------------------------------------
Net earnings .....................................   $10,858          25,392
Net earnings per share:
  Primary ........................................       .88            2.19
  Fully diluted ..................................       .87            2.18
                                                     =======          ======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: expected dividend yield 0%, expected volatility 35.45%, risk-free interest rate 6.299% and expected life based on historical exercise periods of 3.68 years.
     To determine the fair value of grants under the 1997 Performance Share Plan, the probability that performance milestones would be met were applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 11.9% and an annualized volatility of 35.45%.
-------------------------------------------------------------------------------
9. RETIREMENT
AND OTHER
BENEFIT PLANS

     Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans which are primarily noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. Pension expense for the years ended September 30, 1997, 1996 and 1995 is comprised of the following:

(Dollars in millions)                                             1997       1996     1995
------------------------------------------------------------------------------------------
Defined benefit plans:
   Service cost (benefits earned during the period) ..........   $  3.3      3.2      3.1
   Interest cost .............................................      5.4      5.0      4.9
   Actual return on plan assets ..............................    (19.0)    (5.5)    (5.0)
   Net amortization and deferral .............................     13.5       .8       .7
                                                                 ------      ---      ---
      Net periodic pension expense ...........................      3.2      3.5      3.7
Other ........................................................      --       --        .1
Defined contribution plans ...................................      .4       2.1      2.6
                                                                 ------      ---      ---
      Total ..................................................   $  3.6      5.6      6.4
                                                                 ======      ===      ===


     The funded status of the Company's defined benefit pension plans at September 30, 1997 and 1996 is shown below:

(Dollars in millions)                                                            1997    1996
---------------------------------------------------------------------------------------------
Accumulated benefit obligation, including vested benefit obligation of
   $59.4 and $53.7 at September 30, 1997 and 1996, respectively ..............   $63.1   57.3
                                                                                 -----   ----
Projected benefit obligation .................................................    77.6   71.0
Plan assets at fair value, primarily corporate equity and
   fixed income securities ...................................................    78.9   58.4
                                                                                 -----   ----
Projected benefit obligation in excess of (less than) plan assets ............    (1.3)  12.6
Unrecognized transition amount ...............................................     --     --
Unrecognized net gain (loss) .................................................    12.2   (2.9)
Unrecognized prior service costs .............................................    (2.5)   (.3)
Additional minimum liability .................................................     2.3    1.8
                                                                                 -----   ----
   Net pension liability (included in other liabilities) .....................   $10.7   11.2
                                                                                 =====   ====

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company has overfunded and underfunded defined benefit plans at September 30, 1997. The majority of the plans are overfunded. The projected benefit obligation and the assets of the underfunded plans represent approximately 3% and 2% of the total consolidated projected benefit obligation and the plan assets, repectively.
     The benefit obligations of the defined benefit plans as of September 30, 1997 and 1996 were both based on a discount rate of 7.5%, and an assumed rate of increase in compensation levels of 4%. The 1997, 1996 and 1995 pension expense for the defined benefit plans was based on a 7.5%, 7.5% and 8.5% discount rate, respectively; a 4%, 4% and 4.75% increase in compensation levels, respectively; and a 10% expected long-term rate of return on plan assets.
     In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees.
     Net periodic postretirement benefit cost is comprised of the following:

(Dollars in millions)                                 1997      1996     1995
-----------------------------------------------------------------------------
Service cost ......................................   $ .2       .2       .3
Interest cost .....................................    1.2      1.3      1.4
Other .............................................    --       --       (.1)
                                                      ----      ---      ---
   Net periodic postretirement benefit cost .......   $1.4      1.5      1.6
                                                      ====      ===      ===


     Accumulated postretirement benefit obligation for 1997 and 1996 by component is as follows:

(Dollars in millions)                                                               1997    1996
------------------------------------------------------------------------------------------------
Retirees .......................................................................   $12.1    13.2
Fully eligible active plan participants ........................................      .5      .5
Other active participants ......................................................     3.0     3.0
                                                                                   -----    ----
   Total accumulated postretirement benefit obligation .........................    15.6    16.7
Plan assets ....................................................................     --      --
                                                                                   -----    ----
   Accumulated postretirement benefit obligation in excess of plan assets ......    15.6    16.7
Unrecognized prior service cost ................................................      .1      .1
Unrecognized net gain ..........................................................      .1      .1
                                                                                   -----    ----
   Accrued postretirement benefit obligation (included in other liabilities) ...   $15.8    16.9
                                                                                   =====    ====


     The accumulated postretirement benefit obligations of the plans as of September 30, 1997 and 1996 were both based on a discount rate of 7.5%. The September 30, 1996 accumulated postretirement benefit obligation was based on a health care cost trend of 8% for fiscal 1997, gradually grading down to an ultimate rate of 5.5% by fiscal 2002. The September 30, 1997 accumulated postretirement benefit obligation was based on a health care cost trend of 7.5% for fiscal 1998, gradually grading down to an ultimate rate of 5.5% by fiscal 2002. A 1% increase in the health care cost trend rate for each year would increase the September 30, 1997 accumulated postretirement benefit obligation by approximately $375,000.

     The 1997, 1996 and 1995 net periodic postretirement benefit costs were based on a discount rate of 7.5%, 7.5% and 8.5%, respectively. The net periodic postretirement benefit cost was based on an assumed health care cost trend of 8%, 8.5% and 9% for fiscal 1997, 1996 and 1995, respectively, gradually grading down to 5.5% by fiscal 2002. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the 1997 net periodic postretirement benefit cost by approximately $35,000.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
10. OTHER
FINANCIAL DATA

Items charged to operations during the years ended September 30, 1997, 1996 and 1995 included the following:

(Dollars in thousands)                    1997       1996       1995
-----------------------------------------------------------------------
Maintenance and repairs .............   $   5,828     5,826      5,664
Salaries and wages ..................     113,953   136,783    147,813
                                        ---------   -------    -------
Research and development costs:
   Company-sponsored ................       6,161    11,905     15,067
   Customer-sponsored ...............       6,341     3,894     10,056
                                        ---------   -------    -------
      Total .........................   $  12,502    15,799     25,123
                                        =========   =======    =======


     The decreases in 1997 and 1996 research and development costs is due to the divestiture of Hazeltine in 1996.
     Accrued expenses included accrued employee compensation of $9,300,000 and $8,820,000 at September 30, 1997 and 1996, respectively.
-------------------------------------------------------------------------------
11. BUSINESS
SEGMENT
INFORMATION

     The Company's principal business segments are defense and commercial. Summarized below is the Company's business segment information for the years ended September 30, 1997, 1996 and 1995. Sales between segments have been eliminated. Corporate expenses and assets have been allocated to the segment data on a systematic basis. Hazeltine primarily operated within the defense segment prior to its divestiture in 1996. Filtertek is included in the commercial results for 1997. Operating profit (loss) is calculated as: net sales, less cost of sales, less other charges related to cost of sales, less selling, general and administrative expenses.

(Dollars in thousands)                   1997       1996      1995
----------------------------------------------------------------------
 Net sales:
   Defense ..........................   $191,039   300,970    345,076
   Commercial .......................    187,485   137,573     95,947
                                        --------   -------     ------
                                        $378,524   438,543    441,023
Operating profit (loss):
   Defense ..........................   $ 13,408   (31,842)     2,812
   Commercial .......................     14,184     7,902      2,746
                                        --------   -------     ------
                                        $ 27,592   (23,940)     5,558
Identifiable assets:
   Defense ..........................   $166,063   191,588     283,617
   Commercial .......................    212,124   116,244      94,384
                                        --------   -------     ------
                                        $378,187   307,832     378,001
Depreciation and amortization:
   Defense ..........................   $  4,644     8,001      9,955
   Commercial .......................      9,779     5,485      4,087
                                        --------   -------     ------
                                        $ 14,423    13,486     14,042
Capital expenditures:
   Defense ..........................   $  3,131     5,204      7,859
   Commercial .......................      7,395     3,354      3,287
                                        --------   -------     ------
                                        $ 10,526     8,558     11,146
                                        ========   =======     ======


     Net sales derived from U.S. Government agencies, either through direct sales or through prime contractors, totaled $164,660,000, $231,503,000 and $307,970,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

International sales included in net sales for the years ended September 30, 1997, 1996 and 1995 are as follows:

(Dollars in thousands)          1997       1996      1995
----------------------------------------------------------
Europe ...................   $31,075     53,856    44,111
Middle East ..............     6,024     19,223    27,314
Far East .................    17,773     48,391    32,362
Other ....................    13,954     23,215    25,308
                              ------     ------    ------
   Total .................   $68,826    144,685   129,095
                             =======    =======   =======


     The decrease in 1997 international sales reflects the divestiture of Hazeltine in July 1996 and lower Middle East sales at SEI; offset by the addition of Filtertek ($10.3 million, primarily Europe) and higher volume at all other operating units. Hazeltine's international sales for 1996 and 1995 were $58.6 million and $58.4 million, respectively.
-------------------------------------------------------------------------------
12. TRANSACTIONS
WITH EMERSON

(a)  CONTRACT GUARANTEE ARRANGEMENT
     Emerson has directly or indirectly guaranteed or is otherwise liable for the performance of most of the Company's contracts with its customers which existed at September 30, 1990 (the Guaranteed Contracts). The Guaranteed Contracts include certain U.S. Government contracts entered into by the Company prior to September 30, 1990. As of September 30, 1997, the aggregate backlog of all firm orders received by the Company included Guaranteed Contracts of $4,151,000. At September 30, 1997, there were open letters of credit with an aggregate value of $2,443,000 related to foreign advance payments in support of various contracts that are directly or indirectly guaranteed by Emerson.
     In consideration of these guarantees, and in connection with the spin-off, the Company paid Emerson a guarantee fee of $7,400,000 per year during the five-year period ended September 30, 1995.

(b)  LEASE AND BUILDING SERVICES
     SEI, as tenant, entered into a building lease and a services agreement with Emerson effective October 1, 1990. The building lease and services agreement was terminated as of September 30, 1995. Rental expense under this lease and other expenses for related building services aggregated $4,244,000 for the year ended September 30, 1995.
-------------------------------------------------------------------------------
13. COMMITMENTS
AND CONTINGENCIES

     At September 30, 1997, the Company had $5,103,000 in letters of credit outstanding as guarantees of contract performance.

     In 1994, an action was commenced against the Company's Hazeltine subsidiary alleging injury caused by Hazeltine's purported release of hazardous materials. The Company believes that no one and no property has been injured by any release of hazardous substances from Hazeltine's plant. In 1996, the plaintiffs filed a motion to be certified as a class. This motion was denied and is currently being appealed by the plaintiffs. Based upon the current facts, the Company is not able to estimate the probable outcome. Therefore, no provision for this litigation has been made in the accompanying consolidated financial statements. Management believes the Company will be successful in defending this action and that the outcome will not have a material adverse effect on the Company's financial statements. This contingent liability was retained by the Company.
     As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of management, final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
14. OTHER CHARGES
RELATED TO COST
OF SALES AND
OTHER COSTS
AND EXPENSES

     During 1996, and in conjunction with the sale of Hazeltine and management's decision to pursue a strategy of deliberate diversification from defense to commercial, the Company reevaluated the carrying value of certain assets. As a result of this reevaluation, the Company recorded $25.3 million of other charges related to cost of sales in 1996.
     The 1996 charge includes $14.3 million of inventories related to defense programs which the Company no longer intended to actively pursue; $6 million of costs included in other assets incurred in anticipation of certain defense contract awards which the Company is no longer actively pursuing; and a $5 million adjustment in the Company's estimate of recoveries in a contract dispute related to the M1000 Trailer program.
     Other charges related to cost of sales of $16.5 million incurred during 1995 were related to the facilities consolidation program implemented in 1995. The 1995 charges include an $8.6 million pretax charge for a non-cash write-off related to the accounting for the lease on the 8100 West Florissant, St. Louis, Missouri facilities which were vacated and a $7.9 million non-cash pretax charge associated with the disposition of inventories resulting from the consolidation program and related restructuring of the Company's West Coast operations.
     The 1997 and 1996 other costs and expenses, net of $4.5 million and $5 million includes miscellaneous non-operating charges. The 1995 other costs and expenses, net of $29.5 million includes: $16.1 million in amortization of a contract guarantee fee previously paid to Emerson ($5 million of normal amortization and an $11.1 million adjustment related to the change in accounting estimate, see Note 1 (e)); $7.8 million of exit and relocation costs incurred in connection with the abandonment of the 8100 Building; and $5.6 million of miscellaneous non-operating charges.
-------------------------------------------------------------------------------
15. QUARTERLY
FINANCIAL
INFORMATION
(UNAUDITED)

(Dollars in thousands,                           First       Second        Third       Fourth       Fiscal
except per share amounts)                      Quarter      Quarter      Quarter      Quarter         Year
-----------------------------------------------------------------------------------------------------------
1997
Net sales .................................   $ 68,899       88,811      109,348      111,466      378,524
Gross profit ..............................     16,960       22,427       25,513       26,834       91,734
Net earnings ..............................      2,182        2,767        3,330        3,518       11,797
Earnings per share:
   Primary ................................   $    .18          .23          .27          .28          .96
   Fully diluted ..........................        .18          .23          .27          .28          .95
                                              ========      =======      =======      =======      =======
1996
Net sales .................................   $112,610      117,444      109,103       99,386      438,543
Gross profit (loss) .......................     23,420       25,108      (23,794)      21,790       46,524
Gain on sale of Hazeltine .................       --           --           --        (48,500)     (48,500)
Net earnings (loss) .......................      1,922        2,414      (19,411)      41,211       26,136
Earnings (loss) per share:
   Primary ................................   $    .17          .20        (1.72)        3.47         2.26
   Fully diluted ..........................        .17          .20        (1.72)        3.46         2.25
                                              ========      =======      =======      =======      =======


     Gross profit (loss) is computed as net sales, less cost of sales, less other charges related to cost of sales.
     The 1997 quarterly financial information includes the results of Filtertek subsequent to the February 1997 acquisition.
     The 1996 quarterly financial information reflects the impact of the July 1996 sale of Hazeltine and the related gain, as well as the third quarter write-off of certain assets.

ESCO Electronics Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's management is responsible for the preparation and integrity of the financial information contained in this Annual Report. Management believes that the consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and that the other information in this Annual Report is consistent with those principles. In preparing the consolidated financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.
     In meeting its responsibility for the reliability of the consolidated financial statements, management relies on a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or would be detected within a timely period.
     The Board of Directors monitors management's administration of the Company's financial and accounting policies and practices, and the preparation of these consolidated financial statements. The Audit and Finance Committee, which is comprised solely of Directors who are not employees of the Company, meets with management and the internal auditors periodically to review their activities. The Audit and Finance Committee also meets periodically with representatives of KPMG Peat Marwick LLP who have free access to the Audit and Finance Committee and the Board of Directors to discuss internal accounting control, auditing and financial reporting matters, as well as management advisory services. The consolidated financial statements have been audited by KPMG Peat Marwick LLP, whose report appears below.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ESCO ELECTRONICS CORPORATION:

     We have audited the accompanying consolidated balance sheets of ESCO Electronics Corporation and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Electronics Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

St. Louis, Missouri
November 10, 1997

ESCO Electronics Corporation and Subsidiaries
SHAREHOLDERS' SUMMARY

SHAREHOLDERS' ANNUAL MEETING
     The Annual Meeting of the shareholders of ESCO Electronics Corporation will be held at 10 a.m. Thursday, February 12, 1998, at the offices of Systems & Electronics Inc., 201 Evans Lane, St. Louis County, Missouri 63121. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

10-K REPORT
     A copy of the Company's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Electronics Corporation, 8888 Ladue Road, Suite 200, St. Louis, Missouri 63124.

INVESTOR RELATIONS
     Additional investor-related information from interested parties may be obtained by contacting the Director of Investor Relations at (314) 213-7277.

TRANSFER AGENT AND REGISTRAR

     Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:
     Transfer Agent/Registrar
     ChaseMellon Shareholder Services, L.L.C.
     85 Challenger Road
     Ridgefield Park, NJ 07660-2108
     1 (800) 851-9677
     E-mail: SHRRELATION@CHASEMELLON.COM

CAPITAL STOCK INFORMATION
     ESCO Electronics Corporation common stock trust receipts (and the underlying common stock and associated preferred stock purchase rights) (symbol
ESE) are listed on the New York Stock Exchange.
     There were approximately 9,100 holders of record of trust receipts representing shares of common stock at September 30, 1997.

FORWARD-LOOKING INFORMATION
     The statements contained in the Chairman's message (pgs. 2-3), the Commercial and Defense business summaries (pgs. 4-9), and Management's Discussion and Analysis concerning the Company's future revenues, profitability, financial resources, product mix, market demand and product development are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: changing priorities or reductions in the U.S. and worldwide defense budgets; termination of government contracts due to unilateral government action or the Company's failure to perform; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; the Company's successful execution of internal operating plans; and collective bargaining labor disputes.

COMMON STOCK MARKET PRICES

     The Company's common stock trust receipts and the underlying common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices (excluding the impact in 1996 of the $3.00 per share cash distribution paid September 27, 1996) of the Company's common stock for each quarter of 1997 and 1996:


                           1997                            1996
-----------------------------------------------------------------------
Quarter             High            Low             High         Low
-----------------------------------------------------------------------
First.........     10  3/8          8 5/8           9 3/4         7 7/8
Second........     13  1/4          9 7/8          14             8 7/8
Third.........     12 13/16         9 5/8          14 5/8        10 7/8
Fourth........     18  1/4         12 3/8          13 1/4        10 1/4
=======================================================================



36