Form 10-K405, Exhibit 13
period 1998-09-30
ESCO ELECTRONICS CORP
filed 1998-12-22
CIK 866706

                                                                     EXHIBIT 13

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)             1998(1)         1997(2)         1996(3)          1995(4)           1994
------------------------------------------------------------------------------------------------------------------------------------
            For years ended September 30:
               Net sales                                     $365.1           378.5          438.5           441.0            473.9
               Interest expense                                 7.7             5.2            4.8             5.5              3.6
               Earnings (loss) before income taxes             16.3            17.9           14.8            (29.5)           12.7
               Net earnings (loss)                             11.3            11.8           26.1            (30.3)            8.3
               Earnings (loss) per share:
                  Basic                                         .94            1.00           2.32            (2.76)            .72
                  Diluted                                       .90             .96           2.26            (2.76)            .72

            As of September 30:
               Working capital                                 60.3            62.3           86.2            71.4             86.6
               Total assets                                   409.3           378.2          307.8           378.0            347.5
               Long-term debt                                  50.1            50.0           11.4            23.5             25.1
               Shareholders' equity                           224.1           205.0          191.1           182.3            187.4

(1) Includes the acquisitions of Euroshield (December 31, 1997) and PTA (July 1, 1998) (see Footnote 2 of Notes to Consolidated Financial Statements).

(2) Includes the acquisition of Filtertek in February 1997 (see Footnote 2 of Notes to Consolidated Financial Statements).

(3) Includes the sale of Hazeltine; $25.3 million of other charges related to cost of sales; and includes an adjustment to the income tax valuation reserve (see Footnotes 2, 6 and 14 of Notes to Consolidated Financial Statements).

(4) Includes $16.5 million of other charges related to cost of sales and a change in accounting estimate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                 The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

BUSINESS ENVIRONMENT

                 ESCO  Electronics  Corporation  (ESCO,  the  Company)  operates within two primary business segments: commercial (primarily filtration/fluid flow and communications/test) and defense.
                 Overall,  1998 was a challenging  yet successful year for ESCO.
            The Company achieved several significant accomplishments in 1998, including:
                 -- a 28% increase in entered orders,  led by additional  Tunner aircraft loaders and M1000 tank transporters at Systems & Electronics Inc. (SEI); two orders totalling $54 million at Distribution Control Systems, Inc. (DCSI) to supply automatic meter reading and electric utility communications systems to Puerto Rico Electric Power Authority (PREPA); and higher volume of filtration/fluid flow products at PTI Technologies Inc. (PTI).
                 -- achieving an 8% operating profit margin, as adjusted for the
            $2.5 million one-time charge for the settlement of a long-standing contractual dispute with the U.S. Army on the original M1000 tank trans-porter program. The operating margin improvement occurred despite a slowdown in some of the Company's industrial markets and the impact of the General Motors Corporation strike on the Company's Filtertek operations.
                 -- the  completion of two commercial  acquisitions,  Euroshield
            OY, a manufacturer of high-quality shielding products used in the electromagnetic compatibility (EMC) industry, and Advanced Membrane Technology, Inc., a manufacturer of filtration membrane and systems used in a variety of process industries.
                 -- increasing the commercial sales content to 57% of total re-
            venues.
                 These accomplishments  provide further evidence of management's strategy of deliberate diversification and its ongoing commitment to create shareholder value.
                 In 1997, the Company significantly strengthened its presence in the fast-growing and profitable filtration industry through its February 1997 acquisition of Filtertek, Inc. (Filtertek). Filtertek, in conjunction with the 1998 commercial acquisitions noted above, effectively increased the commercial content of the Company's sales to over 50% for the first time in the Company's history.
                 During 1998, the overall defense  industrial base continued its consolidation, and ESCO responded to this competitive challenge by continuing to reposition itself to compete in the global marketplace and to apply defense technologies to commercial products. Management continues to believe the Company's strong product diversification and technology niches in its core defense businesses will enable it to compete effectively in the defense market.
                 New program  opportunities  in both the defense and  commercial segments, in addition to the ongoing commercial acquisitions, effectively reposition the Company's business base for the remainder of the decade. This should allow ESCO to continue to increase its commercial segment contributions while continuing to reduce its overall dependence on its defense business.
                 ESCO's improved  financial position and strong balance sheet at
            September 30, 1998 should allow the Company to continue its strategy of deliberate diversification through internal new product development and selective acquisitions, thereby increasing shareholder value.

RESULTS OF OPERATIONS

            1998 COMPARED WITH 1997
                 Net sales of $365.1  million in 1998 were $13.4 million  (3.5%)
            lower than net sales of $378.5 million in 1997. The decrease was primarily the result of lower sales of Tunner aircraft loaders and material handling equipment for the U.S. Postal Service at SEI resulting from the timing of the receipt of orders. The 1998 portion of the multi-year Tunner contract was awarded in the fiscal 1998 fourth quarter. The 1998 sales decrease  was  partially  offset  by sales  increases  at all other operating units. The largest increases in 1998 were recorded at Filtertek ($24.8 million) and PTI ($11 million). Filtertek's 1997 sales of $48.6 million were for eight months of operations subsequent to the February 1997 acquisition.
                 In 1998,  commercial  sales were  $206.1  million  (56.5%)  and defense sales were $159.0 million (43.5%) compared with 1997 commercial and defense sales of $187.5 million (49.5%) and $191 million (50.5%), respectively. The increase in 1998 commercial sales is primarily attributable to the inclusion of Filtertek for the full year and additional volume at PTI and DCSI.
                 The  Company  is  involved  in  the  design,   development  and
            manufacture of products for the commercial and defense markets. The Company generally manufactures products only upon receipt of firm customer orders and delivers the products in accordance with the customer's schedule. As a result, the Company's beginning backlog of firm orders, the level of orders received during the year and the mix of products to be produced all influence the Company's operating results.
                 Firm order  backlog was $292.7  million at September  30, 1998, compared to $225 million at September 30, 1997. The increase in backlog reflects the timing of receipt of orders and their related sales throughout the various programs' life cycles, principally at SEI and DCSI. As ESCO continues its transition towards a predominantly commercial company, backlog plays a less significant role as commercial products tend to be ordered by the customer and shipped by the Company within the same fiscal year. Approximately 20% of the September 30, 1998 backlog is expected to be delivered beyond one year.
                 Orders  aggregating  $432.7  million  were  received  in  1998, compared with $338.7 million in 1997 reflecting a $94 million (27.8%) increase. The largest increases in orders during 1998 were recorded at DCSI (PREPA), SEI (Tunner) and PTI (filtration/fluid flow), partially offset by decreased orders at Rantec. The most significant orders in 1998 were for filtration/fluid flow products; Tunner aircraft loaders; electric utility communications and automatic meter reading systems; M1000 tank transporters and airborne radar systems.
                 The Company  computes gross profit as: net sales,  less cost of sales, less other charges related to cost of sales. The gross profit margin is the gross profit divided into net sales, expressed as a percentage.
                 The gross profit margin in 1998 was 26.1%  compared to 24.2% in
            1997. The improvement in 1998 gross margin compared to the 1997 gross margin is the result of a more favorable sales mix. Although higher, the 1998 gross margin was adversely affected by the $2.5 million claim settlement noted below, the General Motors Corporation strike and Hurricane Georges, which impacted Filtertek in particular, and a slowdown in some of the Company's industrial markets. The 1997 gross margin was negatively impacted by the higher volume of Tunner sales at SEI which were recorded at break-even. The gross profit margin attributable to the commercial segment was consistent in both periods presented.
                 Other charges  related to cost of sales of $2.5 million in 1998 resulted from the Company's settlement of a long-standing contract dispute related to the original M1000 tank transporter program. The settlement agreement requires the customer to pay the Company $7.5 million in 1999, in exchange for the Company dropping its claim for damages and recovery of additional program costs incurred. All units related to the original contract have been delivered. This settlement allows the Company to avoid a lengthy and expensive lawsuit against one of its largest customers, the U.S. Army. After considering all factors, management determined that settling the dispute was in the Company's long-term best interest.
                 Selling,  general and  administrative  expenses (SG&A) for 1998 were $68.3 million, or 18.7% of net sales, compared with $64.1 million, or 16.9% of net sales, for 1997. The 1998 SG&A expenses included $4.6 million of additional expense at Filtertek as a result of it being included in 1998 for the entire year versus eight months of 1997. The percentage increase in 1998 is the result of lower sales at SEI available to cover certain fixed costs.
                 Interest  expense  increased  to $7.7 million in 1998 from $5.2 million in 1997, primarily as a result of higher average outstanding borrowings throughout 1998. A significant amount of the outstanding borrowings in 1998 was incurred with the February 1997 acquisition of Filtertek. The timing of operating cash flows throughout 1998 also increased the average outstanding borrowings.

                 Other  costs  and  expenses,  net,  decreased  in  1998 to $2.9 million from $4.5 million in 1997, primarily due to PTI receiving a $1.6 million lease surrender payment (recorded as other miscellaneous income) from its landlord for agreeing to vacate its current manufacturing facility in Newbury Park, California. The agreement required the landlord to pay PTI $1.6 million immediately upon signing the agreement and to pay an additional $2.9 million on December 31, 2000, or earlier, upon PTI vacating the property. PTI is evaluating its relocation alternatives regarding leasing other appropriate facilities or constructing a new facility. The remainder of other costs and expenses, net was consistent in both periods presented. This account reflects all miscellaneous non-operating costs, including amortization of intangible assets.
                 Income tax expense of $5.1 million for 1998  reflects  deferred tax expense of $6.1 million and foreign, state and local tax benefits of ($1) million. Income tax expense of $6.1 million for 1997 reflects current Federal tax expense of $.2 million, deferred tax expense of $4.8 million and foreign, state and local taxes of $1 million.
                 Based on the Company's  historical pretax income,  adjusted for significant nonrecurring items such as the facilities consolidation program and other costs related to cost of sales, together with management's projection of future taxable income based upon its shift in strategic direction, management believes it is more likely than not that the Company will realize a majority of the benefits of the net deferred tax asset existing at September 30, 1998. In order to realize the aforementioned net deferred tax asset the Company will need to generate future taxable income of approximately $128 million, of which $114 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforwards, of which $33 million will expire in 2006; $6 million will expire in
            2007; $23 million will expire in 2009; $38 million will expire in 2010; $7 million will expire in 2011; and $7 million will expire in 2018. These net operating loss carryforwards may be used to reduce future income tax cash payments.
                 As a result of the sale of Hazeltine  in 1996,  the Company has available capital loss carryforwards for tax purposes of approximately $77 million. This capital loss may be used as a reduction of future capital gains recognized by the Company, at which time the Company may realize additional tax benefits. Any unused capital loss carryforward will expire in 2001.
                 The Company's  deferred tax valuation  allowance of $41 million at September 30, 1998 was comprised of approximately $13.9 million, which represents management's best estimate of the portion of the deferred tax asset associated with temporary differences and NOLs which may not be realized, and a full valuation reserve in the amount of $27.1 million for the portion of the deferred tax asset represented by the capital loss. There can be no assurance, however, that the Company will generate sufficient taxable income or a specified level of continuing taxable income in order to fully utilize the deferred tax assets in the future.
                 The effective tax rate in 1998 was 30.9% compared with 33.9% in
            1997. An analysis of the effective tax rates for 1998, 1997 and 1996 is included in the notes to consolidated financial statements.

            1997 Compared with 1996
                 Net sales of $378.5  million in 1997 were $60  million  (13.7%)
            lower than net sales of $438.5 million in 1996. The decrease was primarily the result of the sale of Hazeltine in July 1996, partially offset by the acquisition of Filtertek in February 1997. Hazeltine's sales for the ten-month period of 1996 prior to its divestiture were $94 million, offset by Filtertek's eight-month sales of $48.6 million. Net sales at the remainder of the Company's operating units decreased $14.6 million in 1997 compared to 1996 due to lower sales volume at SEI, partially offset by increased sales at all other operating units. In 1997, commercial sales were $187.5 million (49.5%) and defense sales were $191 million (50.5%) compared with 1996 commercial and defense sales of $137.6 million (31.4%) and $301 million (68.6%), respectively. The increase in 1997 commercial sales was primarily attributable to the acquisition of Filtertek and additional volume at PTI. Hazeltine's commercial sales were not significant in 1996.
                 Firm order  backlog was $225  million at  September  30,  1997, compared to $244 million at September 30, 1996. The decrease in backlog reflects the timing of receipt of orders and related sales throughout the various programs' life cycles, principally at SEI. Order backlog increased $24 million in conjunction with the

            February 1997 acquisition of Filtertek. Approximately 11% of the September 30, 1997 backlog was expected to be delivered beyond one year.
                 Orders  aggregating  $338.7  million  were  received  in  1997, compared with $296.2 million in 1996 (excluding Hazeltine), reflecting a $42.5 million (14.3%) increase. Orders during 1996 as reported including Hazeltine were $373.6 million. Orders received by Hazeltine in 1996 prior to its sale were $77.4 million, and orders received by Filtertek since February 1997 were $47.5 million. The largest increases in orders during 1997 were recorded at PTI, Rantec and EMC Test Systems, L.P. (ETS), offset by decreased orders at SEI. The most significant orders in 1997 were for filtration/fluid flow products; M1000 tank transporters; airborne radar systems; EMC test equipment; integrated mail handling and sorting systems; and automatic meter reading equipment.
                 The gross profit margin in 1997 was 24.2%  compared to 10.6% in
            1996. The lower margin in 1996 was primarily attributable to two factors: a $23 million adjustment of the estimate of the costs to complete the 60K Loader program at SEI; and the components of other charges related to cost of sales as discussed below. The 1996 gross profit margin, if "adjusted" to exclude the 60K Loader adjustment and the other charges related to cost of sales would have been 21.6%. The improvement in 1997 gross margin compared to the "adjusted" 1996 gross margin is the result of a more favorable sales mix at all operating units. The gross profit margin attributable to the commercial segment was consistent in both periods presented.
                 During 1996,  and in connection  with the sale of Hazeltine and management's decision to pursue a strategy of deliberate diversification from defense to commercial, the Company reevaluated the carrying value of certain assets. As a result of this reevaluation, the Company recorded $25.3 million of other charges related to cost of sales in 1996. These strategic decisions were intended to increase the contributions of the commercial segment and to reduce the Company's overall dependence on the defense businesses.
                 The 1996 charge  included $14.3 million of inventories  related to defense programs which management no longer intended to actively pursue; $6 million of costs included in other assets incurred in anticipation of certain defense contract awards (Precontract Costs) which the Company no longer intended to actively pursue; and a $5 million adjustment in the Company's estimate of recoveries in a contract dispute related to the M1000 tank transporter program. This dispute was subsequently settled in 1998.
                 Selling,  general and  administrative  expenses (SG&A) for 1997 were $64.1 million, or 16.9% of net sales, compared with $70.5 million, or 16.1% of net sales, for 1996. The 1997 SG&A expenses included $7.2 million for Filtertek and the 1996 SG&A included $12.9 million for Hazeltine. The net decrease in 1997 SG&A spending was the result of successful cost containment programs throughout the Company.
                 Interest  expense  increased  to $5.2 million in 1997 from $4.8 million in 1996, primarily as a result of higher average outstanding borrowings throughout 1997. A significant amount of the outstanding borrowings in 1997 was incurred with the acquisition of Filtertek.
                 Other  costs  and  expenses,  net,  decreased  in  1997 to $4.5 million from $5 million in 1996, primarily due to lower miscellaneous non-operating costs.
                 The 1996 gain on the sale of Hazeltine represented the net gain after deducting selling costs and expenses and after adjusting for certain assets and liabilities retained by ESCO.
                 Income tax expense of $6.1  million for 1997  reflects  current
            Federal tax expense of $.2 million, deferred tax expense of $4.8 million and foreign, state and local taxes of $1 million. Income tax benefit of $11.4 million for 1996 reflects an increase in net deferred tax assets of $27.7 million, of which $15.1 million was credited to additional paid-in capital. Foreign, state and local taxes amounted to $1.2 million in 1996.
                 In  1997,  the  Company  reduced  its  deferred  tax  valuation allowance by $3.7 million. The deferred tax valuation allowance of $39.6 million at September 30, 1997 included approximately $12.5 million, which represented management's best estimate of the portion of the deferred tax asset associated with temporary differences and NOLs which may not be realized, and a full valuation reserve in the amount of $27.1 million for the portion of the deferred tax asset represented by the capital loss.

                 The effective tax rate in 1997 was 33.9% compared with (77%) in
            1996. The tax provision for 1996 was impacted by the effect of the Hazeltine divestiture, the Corporate Readjustment implemented in 1993 and other items. An analysis of the effective tax rates is included in the notes to consolidated financial statements.

CAPITAL RESOURCES & LIQUIDITY

                 The Company  has been,  and will  continue  to be,  impacted by changes in the defense industry brought about by the changing international political environment and the U.S. Government's deficit reduction measures, including procurement policies and tax reform. This operating environment requires defense contractors to make significant capital commitments to programs for extended periods of time. The Company has been successful in continuing to shift its business from development programs to production programs and on increasing the commercial content of its business base, thereby reducing the risk inherent in the defense industry.
                 Net cash  provided by  operating  activities  in 1998 was $20.3 million compared to $25.3 million in 1997. The 1998 net cash provided by operating activities was lower than 1997 due to the increased operating working capital requirements. The additional investment in operating working capital in 1998 is the result of increased inventories necessary to support near-term production and delivery requirements, primarily at SEI (Tunner). The 1998 cash investment for inventories was partially offset by the improvement in costs and estimated earnings on long-term contracts and the additional receipt of advance payments on long-term contracts.
                 Net cash provided by operating  activities was $25.3 million in
            1997, compared to $1 million in 1996. The 1997 net cash provided by operating activities improved compared to 1996, net of the gain on the sale of Hazeltine, primarily due to the positive impact of 1997 operating earnings.
                 In 1998 and 1997,  capital  expenditures  of $12.9  million and
            $10.5 million, respectively, included manufacturing equipment at Filtertek, SEI and PTI. In 1996, capital expenditures of $8.6 million included capitalized facility costs at SEI, process equipment at PTI and capital expenditures of $1.5 million related to Hazeltine. There were no commitments outstanding that were considered material for capital expenditures at September 30, 1998.
                 At September 30, 1998,  the Company had available net operating loss carryforwards (NOLs) for tax purposes of approximately $114 million. These NOLs will expire beginning in year 2006 and ending in year 2018. These NOLs will be used to reduce future Federal income tax cash payments.
                 On July 1, 1998,  the  Company  completed  the  acquisition  of
            Advanced Membrane Technology, Inc. (AMT) and renamed the company PTI Advanced Filtration Inc. (PTA). PTA, headquartered in San Diego, California, designs and manufactures several types of filtration membrane and provides filtration systems for a variety of applications in the process industries. The transaction involved the purchase of AMT common stock for approximately $7 million in cash plus approximately 450,000 shares of ESCO Common Stock valued at $8.6 million. The cash portion was financed with the Company's bank credit facility.
                 On December 31,  1997,  the Company  completed  the purchase of
            Euroshield OY for consideration which included $3.5 million in cash. Euroshield, located in Eura, Finland, designs and manufactures high-quality shielding products used in the electromagnetic compatibility
            (EMC) industry.
                 On February 7, 1997, the Company  completed the  acquisition of the filtration and the thermoform packaging businesses (Filtertek) of Schawk, Inc. The transaction involved the purchase of assets and stock of certain subsidiary corporations of Schawk, Inc. for $92 million in cash plus working capital adjustments in 1998. The purchase was financed with cash and borrowings from the Company's bank credit facility. Filtertek is a leader in the manufacture of plastic insert injection molded filter assemblies.
                 The Company's  existing  $132 million bank credit  facility was amended on June 29, 1998 to increase the amount of the outstanding term loan by $7 million to $59 million, and to reduce the revolving credit facility by $7 million to $73 million. The term loan has scheduled amortization payments of $2 million per quarter.

            The revolving credit facility (subject to borrowing base asset limitations) is available for direct borrowings and/or the issuance of letters of credit. The maturity of the bank credit facility is September 30, 2000. These credit facilities are provided by a group of banks, led by Morgan Guaranty Trust Company of New York. At September 30, 1998, the Company had $48.3 million available under the revolving credit facility.
                 In 1996, the Company authorized an open market share repurchase program for up to two million shares of common stock over a period ended September 30, 1998. Approximately 180,000 shares were repurchased throughout that two-year period. Subsequent to September 30, 1998, the Company authorized an additional open market repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and will cover a period ending September 29, 2000.
                 Cash flow from operations and borrowings  under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.
                 All of the Company's debt is priced at a percentage over LIBOR.
            The Company has reduced this risk through a rate swap agreement that provides a cap on LIBOR of 7% on $50 million of the long-term debt through September 30, 1998, reducing to $40 million through September 30, 1999. The Company does not have significant risk or exposure to fluctuations in foreign currencies, which are hedged in part through the purchase of forward currency contracts.
                 Management believes that, for the periods presented,  inflation has not had a material effect on the Company's operations.
                 The  Company  is  currently   involved  in  various  stages  of
            investigation, remediation and litigation relating to environmental matters. Based on current information available, management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

NEW ACCOUNTING PRONOUNCEMENTS

                 In June 1997, the Financial  Accounting  Standards Board (FASB)
            issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income must be reported in a financial statement with the same prominence as other financial statements. SFAS No. 130 is effective beginning with the Company's first fiscal quarter ending December 31, 1998.
                 Also in June 1997,  the FASB issued SFAS No. 131,  "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the manner in which public business enterprises report information about operating segments in interim and annual financial statements, and the related disclosures about products and services, geographic areas and major customers. The effect of adopting this provision is not expected to provide additional disclosures materially different than those previously disclosed by the Company, on an annual basis. SFAS No. 131 is effective beginning with the Company's first fiscal quarter ending December 31, 1998.
                 In February  1998,  the FASB  issued SFAS No. 132,  "Employers'
            Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106". This Statement amends the disclosure requirements with respect to pension and other postretirement benefits. It does not change any of the current guidance on measurement or recognition related to these areas. SFAS No. 132 is effective for the Company's fiscal year ending September 30, 1999.
                 In April 1998,  the FASB  issued  Statement  of Position  (SOP)
            98-5, "Reporting on the Costs of Start-up Activities". This SOP is applicable to all non-governmental entities and provides guidance on accounting for start-up activities, including organization costs and pre-contract costs. Pre-contract costs were incurred and capitalized under the existing guidance provided by SOP 81-1, "Accounting for Performance of Construction-type Contracts". Under the current guidance of SOP 81-1, costs incurred for a specific anticipated contract may be capitalized if these costs can be directly associated with the specific anticipated contract and if their recoverability from that contract is probable. SOP 98-5 amends and supersedes the current guidance of SOP 81-1. The Company is required to adopt this change in accounting principle no later than the first quarter of fiscal year 2000. This change in accounting principle will result in a non-cash, after-tax charge of $15-$25 million, which will be recognized as a cumulative effect of an accounting change. This change will be presented below net earnings.

YEAR 2000 ISSUES

                 The Year  2000  ("Y2K")  issue  refers  to the  inability  of a date-sensitive computer program to recognize a two-digit date field designated as "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, send invoices, or engage in other normal business activities. This is a significant issue for most, if not all, companies with far-reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.
                 The Company is  currently  assessing  the  magnitude of its Y2K issue and has already determined that it may be required to modify or replace certain portions of its software so that its computer systems will be able to function properly beyond December 31, 1999. This may require certain hardware and software replacement, reprogramming or other remedial action. The Company is also communicating with its suppliers and customers to determine the extent of the Company's vulnerability to the failure of third parties to remediate their own Y2K issue.
                 In   conjunction   with  this   assessment,   the   Company  is
            implementing its action plans to address the Y2K issue, including contingencies to address unforeseen problems. The Company is using both internal and external resources to complete Y2K reprogramming, hardware and software replacement and testing. Preliminary plans anticipate completion of the Y2K remedial work by September 30, 1999. To date, the Company has incurred approximately $2.5 million related to the Y2K remedial work. The total cost of the Y2K remedial work is estimated to be less than $5 million and, with the exception of certain capitalizable hardware and software costs, will be expensed as incurred over the next 12 months.
                 The Company is currently exploring  contingency planning in the event that vendors, suppliers, customers or other third parties fail to meet Y2K compliance. At present, the Company does not anticipate a material impact internally or externally from Y2K noncompliance.
                 The  expected  costs of the  project  and the date on which the
            Company plans to complete the Y2K remediation work are based on management's best estimates, which were derived from numerous assumptions about future events, including the availability of certain resources, third-party modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to identify and correct all relevant computer codes.

ESCO Electronics Corporation and Subsidiaries

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------






Years ended September 30,
(Dollars in thousands, except per share amounts)     1998      1997        1996
-------------------------------------------------------------------------------

Net sales                                        $365,083   378,524     438,543

Costs and expenses:
   Cost of sales                                  267,332   286,790     366,719
   Other charges related to cost of sales           2,500        --      25,300
   Selling, general and administrative expenses    68,326    64,142      70,464
   Interest expense                                 7,703     5,220       4,781
   Other, net                                       2,875     4,522       5,017
   Gain on sale of Hazeltine                           --        --     (48,500)
                                                  -------   -------    --------
      Total costs and expenses                    348,736   360,674     423,781
                                                  -------   -------    --------

Earnings before income tax                         16,347    17,850      14,762

Income tax expense (benefit)                        5,051     6,053     (11,374)
                                                  -------   -------    --------
      Net earnings                               $ 11,296    11,797      26,136
-------------------------------------------------------------------------------


Earnings per share:
   Basic                                         $    .94      1.00        2.32
   Diluted                                       $    .90       .96        2.26
-------------------------------------------------------------------------------

ESCO Electronics Corporation and Subsidiaries

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------





Years ended September 30,
(Dollars in thousands)                                            1998     1997
-------------------------------------------------------------------------------

Assets

Current assets:
   Cash and cash equivalents                                  $  4,241    5,818
   Accounts receivable, less allowance for doubtful accounts
     of $664 and $462 in 1998 and 1997, respectively            51,530   48,612
   Costs and estimated earnings on long-term contracts,
     less progress billings of $51,529 and $56,451 in 1998
     and 1997, respectively                                     26,995   34,907
   Inventories                                                  81,579   64,836
   Other current assets                                          2,776    2,794
                                                               -------  -------
      Total current assets                                     167,121  156,967
                                                              -------- --------



Property, plant and equipment:
   Land and land improvements                                   14,318   12,449
   Buildings and leasehold improvements                         47,940   43,573
   Machinery and equipment                                      83,356   74,067
   Construction in progress                                      4,718    4,913
                                                              -------- --------
                                                               150,332  135,002
   Less accumulated depreciation and amortization               52,323   38,470
                                                              -------- --------
      Net property, plant and equipment                         98,009   96,532

Excess of cost over net assets of purchased businesses,
   less accumulated amortization of $4,557 and $2,735 in
   1998 and 1997, respectively                                  72,512   54,996
Deferred tax assets                                             44,740   48,510
Other assets                                                    26,920   21,182
                                                              -------- --------
                                                              $409,302 $378,187
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

Years ended September 30,
(Dollars in thousands)                                                            1998              1997
----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term borrowings and current maturities of long-term debt               $ 30,111            25,500
   Accounts payable                                                               39,908            38,238
   Advance payments on long-term contracts, less costs incurred
      of $5,046 and $1,624 in 1998 and 1997, respectively                         11,442             6,348
   Accrued expenses                                                               25,346            24,590
                                                                                --------           -------
      Total current liabilities                                                  106,807            94,676
                                                                                --------           -------
Other liabilities                                                                 28,339            28,548
Long-term debt                                                                    50,077            50,000
                                                                                --------           -------
      Total liabilities                                                          185,223           173,224
                                                                                --------           -------
Commitments and contingencies                                                          -                 -

SHAREHOLDERS' EQUITY
   Preferred stock, par value $.01 per share, authorized 10,000,000 shares             -                 -
   Common stock, par value $.01 per share, authorized 50,000,000 shares;
      issued 12,641,664 and 12,478,328 shares in 1998 and 1997, respectively         126               125
   Additional paid-in capital                                                    200,913           194,663
   Retained earnings since elimination of deficit at September 30, 1993           27,277            15,981
   Cumulative foreign currency translation adjustments                               520               196
   Minimum pension liability                                                      (2,260)             (181)
                                                                                --------           -------
                                                                                 226,576           210,784
   Less treasury stock, at cost (234,025 and 689,945 common shares in 1998
      and 1997, respectively)                                                     (2,497)           (5,821)
                                                                                --------           -------
      Total shareholders' equity                                                 224,079           204,963
                                                                                --------           -------
                                                                                $409,302           378,187
==========================================================================================================









See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                                              Cumulative
                                                                                                 Foreign
                                                  Common Stock      Additional     Retained     Currency      Minimum
Years ended September 30,                         ------------         Paid-in     Earnings  Translation      Pension     Treasury
(In thousands)                               Shares       Amount       Capital     (Deficit) Adjustments    Liability        Stock
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995                  11,574       $  116       210,205      (21,952)         292       (1,998)      (4,408)
   Stock options and stock
      compensation plans                        841            8         3,214           --           --           --           28
   Net earnings                                  --           --            --       26,136           --           --           --
   Effect of Corporate Readjustment
      on taxes                                   --           --        15,094           --           --           --           --
   Cash distribution ($3.00 per share)           --           --       (35,546)          --           --           --           --
   Translation adjustments                       --           --            --           --         (185)          --           --
   Minimum pension liability                     --           --            --           --           --          129           --
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                  12,415          124       192,967        4,184          107       (1,869)      (4,380)

   Stock options and stock
      compensation plans                         63            1         1,696           --           --           --           45
   Net earnings                                  --           --            --       11,797           --           --           --
   Purchases into treasury                       --           --            --           --           --           --       (1,486)
   Translation adjustments                       --           --            --           --           89           --           --
   Minimum pension liability                     --           --            --           --           --        1,688           --
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997                  12,478          125       194,663       15,981          196         (181)      (5,821)

   Stock options and stock
      compensation plans                        164            1         1,137           --           --           --          405
   Net earnings                                  --           --            --       11,296           --           --           --
   Acquisition of business                       --           --         5,113           --           --           --        3,496
   Purchases into treasury                       --           --            --           --           --           --         (577)
   Translation adjustments                       --           --            --           --          324           --           --
   Minimum pension liability                     --           --            --           --           --       (2,079)          --
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1998                  12,642       $  126       200,913       27,277          520       (2,260)      (2,497)
==================================================================================================================================













See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW


Years ended September 30,
(Dollars in thousands)                                                                      1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                                         $ 11,296           11,797            26,136
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                                    17,460           14,423            13,486
         Changes in operating working capital                                            (11,094)          (2,666)            5,852
         Write-off of certain assets                                                       2,500                -            25,300
         Gain on sale of Hazeltine                                                             -                -           (48,500)
         Effect of deferred taxes on tax provision                                         6,121            4,816           (12,598)
         Other                                                                            (5,971)          (3,033)           (8,698)
                                                                                        --------         --------           -------
      Net cash provided by operating activities                                           20,312           25,337               978
                                                                                        --------         --------           -------

Cash flows from investing activities:
   Capital expenditures                                                                  (12,896)         (10,526)           (8,558)
   Divestiture (acquisition) of businesses                                               (11,323)         (93,200)          110,000
                                                                                        --------         --------           -------
      Net cash provided (used) by investing activities                                   (24,219)        (103,726)          101,442
                                                                                        --------         --------           -------

Cash flows from financing activities:
   Proceeds from long-term debt                                                            7,000           60,000                 -
   Principal payments on long-term debt                                                   (7,504)         (15,675)          (15,386)
   Net increase (decrease) in short-term borrowings                                        3,476           18,500           (33,000)
   Special cash distribution/purchases of common stock into treasury                        (695)          (1,486)          (35,546)
   Other                                                                                      53              659             3,401
                                                                                        --------         --------           -------
      Net cash provided (used) by financing activities                                     2,330           61,998           (80,531)
                                                                                        --------         --------           -------
Net increase (decrease) in cash and cash equivalents                                      (1,577)         (16,391)           21,889
Cash and cash equivalents at beginning of year                                             5,818           22,209               320
                                                                                        --------         --------           -------
Cash and cash equivalents at end of year                                                $  4,241            5,818            22,209
===================================================================================================================================


Changes in operating working capital:
   Accounts receivable, net                                                             $ (1,745)          (2,997)            5,487
   Costs and estimated earnings on long-term contracts, net                                4,858           (3,048)          (14,382)
   Inventories                                                                           (17,737)          18,618            20,730
   Other current assets                                                                      143              734               (15)
   Accounts payable                                                                          245           (8,522)              133
   Advance payments on long-term contracts, net                                            5,094           (1,988)           (7,183)
   Accrued expenses                                                                       (1,952)          (5,463)            1,082
                                                                                        --------         --------           -------
                                                                                        $(11,094)          (2,666)            5,852
===================================================================================================================================


Supplemental cash flow information:
      Interest paid                                                                     $  7,521            4,981             4,765
      Income taxes paid                                                                      353              720               673
===================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  PRINCIPLES OF CONSOLIDATION
          The consolidated financial statements include the accounts of ESCO Electronics Corporation (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1998 presentation.

     (B)  BASIS OF PRESENTATION
          Effective September 30, 1990, Emerson Electric Co. (Emerson) transferred the stock of certain of its subsidiaries, primarily related to its government and defense business, to ESCO and distributed all of the issued and outstanding ESCO common stock to Emerson shareholders (the spin-off). Effective September 30, 1993, the Company implemented an accounting readjustment in accordance with the accounting provisions applicable to a "quasi-reorganization" which restated assets and liabilities to fair values and eliminated the deficit in retained earnings.
          Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 1998 and 1997.

     (C)  NATURE OF OPERATIONS
          The Company is engaged in the research, development, manufacture, sale and support of a wide variety of defense and commercial systems and products. Defense items principally are supplied to the United States Government under prime contracts from the Army, Navy and Air Force and under subcontracts with their prime contractors, and are also sold to foreign customers. Commercial items are supplied to a variety of customers worldwide, and include filtration/fluid flow products sold to aerospace, automotive, industrial and medical/health care markets. Commercial products also include electromagnetic compatibility (EMC) test equipment and communications systems used by electric utilities.
          The Company operates in two principal industry segments: commercial and defense. The Company's main products include defense electronics, defense systems, filtration/fluid flow, communications/test and other industrial and government products.

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

     (E)  ACCOUNTING CHANGES
          Effective September 30, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 allows, and the Company elected, to continue its accounting under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". The Company adopted the provisions of SFAS No. 123 requiring disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options and performance shares.
          Effective October 1, 1997, the Company adopted SFAS No. 128, "Earnings Per Share", and SFAS No. 129, "Disclosure of Information about Capital Structure".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (F)  REVENUE RECOGNITION
          Revenue on production contracts is recorded when specific contract terms are fulfilled, usually by delivery or acceptance (the units of production or delivery methods). The costs attributed to units delivered are based on the estimated average costs of all units expected to be produced in a contract or group of contracts. Revenue under long-term contracts for which units of production or delivery are inappropriate measures of performance is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract, or are based upon equivalent units produced. Revenue under engineering contracts is generally recognized as milestones are attained.
          Revenues from cost reimbursement contracts are recorded as costs are incurred, plus fees earned. Estimated amounts for contract changes and claims are included in contract revenues only when realization is probable. Revisions to assumptions and estimates, primarily in contract value and estimated costs used for recording sales and earnings, are reflected in the accounting period in which the facts become known. Losses recognized on certain contracts include a provision for the future selling, general and administrative costs applicable to the respective contracts.
          Revenue is recognized on commercial sales when products are shipped or when services are performed.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     (N)  FOREIGN CURRENCY TRANSLATION
          The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". The resulting translation adjustments are recorded as a separate component of shareholders' equity.

     (O)  EARNINGS PER SHARE
          Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and performance shares by using the treasury stock method. The number of shares used in the calculation of earnings per share for each year presented is as follows:


(In thousands)                                          1998      1997      1996
--------------------------------------------------------------------------------
Weighted Average Shares Outstanding-- Basic           12,015    11,805    11,262
Dilutive Options and Performance Shares                  535       469       318
                                                      ------    ------    ------
Adjusted Shares-- Diluted                             12,550    12,274    11,580
================================================================================

          Options to purchase 84,000, 94,800 and 41,300 shares of common stock at per share prices ranging from $18 to $19.22 in 1998, $12.38 in 1997 and $12 in 1996 were outstanding during the years ended September 30, 1998, 1997 and 1996, respectively, but were not included in the respective computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in 2007 and 2008. Approximately 166,000, 338,000 and 53,000 performance shares were outstanding but unearned at September 30, 1998, 1997 and 1996, respectively, and therefore, were not included in the respective computations of diluted EPS. The unearned performance shares expire in 2001.

2. ACQUISITIONS/DIVESTITURES (UNAUDITED)
          On July 1, 1998, the Company completed the acquisition of Advanced Membrane Technology, Inc. (AMT) and renamed the company PTI Advanced Filtration Inc. (PTA). PTA, headquartered in San Diego, California, designs and manufactures several types of filtration membrane and provides filtration systems for a variety of applications in the process industries. The transaction involved the purchase of AMT common stock for approximately $7 million in cash plus approximately 450,000 shares of ESCO common stock valued at $8.6 million.
          On December 31, 1997, the Company completed the purchase of Euroshield OY for consideration which included $3.5 million in cash. Euroshield, located in Eura, Finland, designs and manufactures high quality shielding products used in the electromagnetic compatibility (EMC) industry.
          On February 7, 1997, the Company completed the acquisition of the filtration and the thermoform packaging businesses (Filtertek) of Schawk, Inc. The transaction involved the purchase of assets and stock of certain subsidiary corporations of Schawk, Inc. for $92 million in cash plus working capital adjustments in 1998. Filtertek is a leader in the manufacture of plastic insert injection molded filter assemblies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          On July 22, 1996, the Company completed the sale of its Hazeltine subsidiary to GEC-Marconi Electronic Systems Corporation (GEC). The Company sold 100% of the common stock of Hazeltine for $110 million in cash, resulting in a $48.5 million gain. Certain assets and liabilities of Hazeltine were retained by the Company.
          Included in the 1996 consolidated statements of operations are the operating results of Hazeltine prior to its divestiture as follows:


            (Dollars in thousands)                                          1996
--------------------------------------------------------------------------------

            Net sales                                                    $93,987
            Cost of sales                                                 75,598
            Selling, general and administrative expenses                  12,859
            Other costs and expenses, net                                    941
                                                                         -------
            Earnings before income taxes                                 $ 4,589
================================================================================

          All of the Company's acquisitions have been accounted for using the purchase method of accounting, and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The excess cost of the acquisitions over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over periods ranging from 15-40 years, depending on management's assessment of its useful life. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.
          The following unaudited pro forma financial information assumes the acquisitions of AMT, Euroshield and Filtertek had occurred on October 1, 1996. The pro forma summary is not necessarily indicative of the results of operations that would have occurred had the acquisitions been completed on October 1, 1996, or of future results of operations.

            Years ended September 30,                  Pro forma (Unaudited)
            (Dollars in thousands)                       1998             1997
--------------------------------------------------------------------------------
            Net sales                             $   374,751            416,281
            Net earnings                               11,421             11,412
            Earnings per share:
               Basic                                      .95                .97
               Diluted                                    .91                .93
================================================================================

3. ACCOUNTS RECEIVABLE

          Accounts receivable consist of the following at September 30, 1998 and 1997:

            (Dollars in thousands)                             1998        1997
--------------------------------------------------------------------------------
            U.S. Government and prime contractors            $10,801      11,191
            Commercial                                        38,371      35,482
            Other                                              2,358       1,939
                                                             -------     -------
               Total                                         $51,530      48,612
================================================================================

          The increase in commercial accounts receivable in 1998 is primarily due to increased sales volume in the fiscal fourth quarter at DCSI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVENTORIES

          Inventories consist of the following at September 30, 1998 and 1997:

(Dollars in thousands)                                         1998        1997
--------------------------------------------------------------------------------
Finished goods                                               $ 9,491       8,542
Work in process-- including long-term contracts               54,754      42,697
Raw materials                                                 17,334      13,597
                                                             -------     -------
    Total                                                    $81,579      64,836
================================================================================

          Under the contractual arrangements by which progress payments are received, the U.S. Government has a security interest in the inventories associated with specific contracts. Inventories are net of progress payment receipts of $14 million and $3.2 million at September 30, 1998 and 1997, respectively.
          Work in process includes $24.7 million and $19.7 million at September 30, 1998 and 1997, respectively, of Tunner inventory relating to specific future contract awards. These precontract costs were incurred based on the U.S. Air Force's identified future loader requirements. The Company is currently amortizing these costs over the multi-year contracts as awarded.

5. PROPERTY, PLANT AND EQUIPMENT
          Depreciation and amortization of property, plant and equipment for the years ended September 30, 1998, 1997 and 1996 were $14,589,000, $12,441,000 and $12,163,000, respectively.
          The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 1998, 1997 and 1996 amounted to $5,675,000, $4,502,000 and $4,759,000, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 1998 are:

(Dollars in thousands)   Years ending September 30:
--------------------------------------------------------------------------------
                         1999                                        $  5,354
                         2000                                           3,599
                         2001                                           2,822
                         2002                                           2,417
                         2003 and thereafter                            2,797
                                                                      -------
                              Total                                   $16,989
================================================================================

6. INCOME TAX EXPENSE (BENEFIT)

          The principal components of income tax expense (benefit) for the years ended September 30, 1998, 1997 and 1996 consist of:


            (Dollars in thousands)                                            1998                    1997                   1996
------------------------------------------------------------------------------------------------------------------------------------
            Federal:
               Current                                                        $   --                    223                      --
               Deferred                                                        6,121                  4,816                 (12,598)
            State, local and foreign                                          (1,070)                 1,014                   1,224
                                                                              ------                -------                 -------
               Total                                                          $5,051                  6,053                 (11,374)
===================================================================================================================================

          The actual income tax expense for the years ended September 30, 1998, 1997 and 1996 differs from the expected tax expense for those years (computed by applying the U.S. Federal statutory rate) as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Dollars in thousands)                                                 1998                  1997                 1996
----------------------------------------------------------------------------------------------------------------------------------
            Federal corporate statutory rate                                      35.0%                  35.0%                35.0%
            Effect of Corporate Readjustment on temporary differences               --                     --                102.2
            Net change in the balance of the tax valuation allowance               3.0                   (6.8)               100.2
            Effect of subsidiary divestiture on temporary differences               --                     --               (314.0)
            Income taxes, net of Federal benefits:
               State and local                                                    (2.8)                  (2.7)                 4.3
               Foreign                                                              .4                   (1.1)                 1.1
            Other, net                                                            (4.7)                   4.1                 (5.8)
                                                                                 ------                ------               ------
            Effective income tax rate                                             30.9%                  33.9%               (77.0)%
==================================================================================================================================

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1998, 1997 and 1996 are presented below:


            (Dollars in thousands)                                           1998                    1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
            Deferred tax assets:
               Inventories, long-term contract accounting,
                   contract cost reserves and others                       $      --                  7,371                  14,538
               Pension and other postretirement benefits                      10,110                 10,272                   9,402
               Net operating loss carryforwards                               39,961                 34,036                  42,188
               Capital loss carryforwards                                     27,074                 27,074                  30,567
               Other compensation-related costs and other
                  cost accruals                                               10,815                 11,960                   2,948
                                                                           ---------              ---------                 -------
                  Total deferred tax assets                                   87,960                 90,713                  99,643
            Deferred tax liabilities:
               Inventories, long-term contract accounting,
                   contract cost reserves and others                            (367)                    --                      --
               Plant and equipment, depreciation methods
                  and acquisition asset allocations                           (1,883)                (2,640)                 (3,011)
                                                                           ---------              ---------                 -------
                  Net deferred tax asset before valuation allowance           85,710                 88,073                  96,632
            Less valuation allowance                                         (40,970)               (39,563)                (43,306)
                                                                           ---------              ---------                 -------
                  Net deferred tax asset                                   $  44,740                 48,510                  53,326
===================================================================================================================================

          Management believes it is more likely than not that with its projections of future taxable income, its shift in strategic direction, and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at September 30, 1998.
          In order to fully realize the deferred tax assets existing at September 30, 1998, the Company will need to generate future taxable income of approximately $128 million of which $114 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforwards, of which $33 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $7 million will expire in 2011; and $7 million will expire in 2018. Also, the Company will need to generate future capital gains of approximately $77 million prior to 2001, at which time the capital loss carryforward, resulting from the 1996 divestiture of Hazeltine, will expire. There can be no assurance, however, that the Company will generate sufficient taxable income or specified level of continuing taxable income.
          During the year ended September 30, 1998, the Company increased its deferred tax valuation allowance to $41 million. A full valuation allowance of $27.1 million is being maintained against the deferred tax asset associated with the capital loss. The remaining balance of $13.9 million represents management's best estimate of the portion of deferred tax asset associated with temporary differences and NOLs which may not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. DEBT

          Long-term debt consists of the following at September 30, 1998 and 1997:

            (Dollars in thousands)                                                                     1998                    1997
-----------------------------------------------------------------------------------------------------------------------------------
            Term loan                                                                               $57,000                  57,000
            Other debt                                                                                1,188                      --
            Less current maturities                                                                  (8,111)                 (7,000)
                                                                                                    -------                 -------
                Long-term debt                                                                      $50,077                  50,000
====================================================================================================================================

          The Company's existing $132 million bank credit facility was amended on June 29, 1998 to increase the amount of the outstanding term loan by $7 million to $59 million, and to reduce the revolving credit facility by $7 million to $73 million. The term loan has scheduled amortization payments of $2 million per quarter. The revolving credit facility (subject to borrowing base asset limitations) is available for direct borrowings and/or the issuance of letters of credit. The maturity of the bank credit facility is September 30, 2000. These credit facilities are provided by a group of banks, led by Morgan Guaranty Trust Company of New York. At September 30, 1998, the Company had $48.3 million available under the revolving credit facility.
          The amended credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 5/16% to 7/16% per annum on the unused portion. The terms of the credit facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR), or certificate of deposit rates for various maturities, or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The most restrictive financial covenants of the credit facility include minimum interest coverage, limitations on leverage and minimum tangible net worth. Dividends may not exceed 25% of the Company's consolidated net earnings.
          During 1998 and 1997, the maximum aggregate short-term borrowings at any month-end were $55.5 million and $55 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $39.8 million and $24.7 million, respectively; and the weighted average interest rates were 6.9% in 1998, 1997 and 1996. The letters of credit issued and outstanding under the credit facility totaled $2.7 million at September 30, 1998 and 1997. Borrowings under the revolving credit facility were $22 million at September 30, 1998.
          Other debt of $1.2 million at September 30, 1998 relates to Euroshield borrowings existing at the date of acquisition.

8. CAPITAL STOCK

          The 12,641,664 and 12,478,328 common shares as presented in the accompanying consolidated balance sheets at September 30, 1998 and 1997 represent the actual number of shares issued at the respective dates. The Company held 234,025 and 689,945 common shares in treasury at September 30, 1998 and 1997, respectively. The decrease in treasury shares in 1998 is the result of the reissuance of approximately 450,000 treasury shares in conjunction with the July 1998 acquisition of PTA.
          Pursuant to a Deposit and Trust Agreement (the Trust Agreement), all of the outstanding shares of the Company's common stock are held in trust by a trustee on behalf of the persons otherwise entitled to hold the Company's common stock, and such persons, instead, hold common stock trust receipts (Receipts) representing the Company's common stock and associated preferred stock purchase rights (the Rights). Although the trustee is the record holder of the Company's common stock, each holder of a Receipt is generally entitled to all of the rights of a holder of the Company's common stock (including the right to vote and to receive dividends or other distributions), except in certain circumstances. If the Company fails in certain circumstances to collateralize its obligations to indemnify Emerson with respect to Emerson's guarantees of certain of the Company's government contracts and for so long as such failure continues, Emerson will have the right to direct the trustee how to vote in the election of directors and certain related matters.

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

                                                        1998                          1997                         1996
                                                ------------------------     ------------------------       -----------------------
                                                               Estimated                     Estimated                   Estimated
                                                   Shares     Avg. Price      Shares         Avg. Price     Shares       Avg. Price
-----------------------------------------------------------------------------------------------------------------------------------
           October 1,                             998,486        $  6.18      889,930         $  6.04      1,135,301        $  5.77
               Granted                             89,500        $ 18.14      227,450         $ 10.78        497,250        $ 10.38
               Exercised                         (107,964)       $  7.58      (68,371)        $  6.87       (806,255)       $  5.77
               Cancelled                          (26,306)       $  7.20      (50,523)        $  9.28       (119,257)       $ 10.31
               Repricing                               --             --           --              --        182,891        $  8.06
-----------------------------------------------------------------------------------------------------------------------------------
            September 30,                         953,716        $  8.61      998,486         $  6.18        889,930        $  6.04
            At September 30,
               Reserved for future grant          133,128
            Exercisable                           509,559        $  7.46      404,387         $  6.18        264,265        $  6.04
===================================================================================================================================

          During 1996, the Company announced a stock repurchase program. Under this program, the Company was authorized to purchase up to two million shares of its common stock in the open market through September 30, 1998. Approximately 180,000 shares were repurchased throughout that two-year period. Subsequent to September 30, 1998, the Company authorized an additional open market repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and will cover a period ending September 29, 2000.
          During 1993 and 1997, the Board of Directors authorized, and the shareholders approved, the Performance Share Plans (the Plans). The maximum number of shares available for issue under the Plans is 875,000 shares. As of September 30, 1998, 848,000 shares have been awarded, 503,000 shares have been earned and 310,000 shares have been issued under the terms of the Plans.
          At September 30, 1998, there were 50,000 shares of restricted stock outstanding and held by certain key executives. These shares will be earned ratably through the period ending September 30, 2001.
          The Company has a Preferred Stock Purchase Rights Plan pursuant to which a dividend of one Right was declared for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one one-hundredth of a share of preferred stock at an initial purchase price of $25. Approximately 120,000 preferred shares are reserved for issuance under this plan. Under certain conditions involving the acquisition of, or an offer for, 20% or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (1) to purchase, at a defined price, common stock of the Company or an acquiring entity at a value twice the defined price, or (2) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until September 30, 2000, unless redeemed earlier (at one cent per Right), exercised or exchanged under the terms of the plan.
          The Company adopted the disclosure-only provisions of SFAS No. 123. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provisions of this statement, the Company's net earnings and net earnings per share would have been as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                           Pro forma (unaudited)
            (Dollars in thousands, except per share amounts)                                           1998                  1997
----------------------------------------------------------------------------------------------------------------------------------
            Net earnings                                                                            $11,221                 10,873
            Net earnings per share:
               Basic                                                                                    .93                    .92
               Diluted                                                                                  .89                    .89
==================================================================================================================================

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: expected dividend yield of 0% in both periods; expected volatility of 37.19% and 35.45%; risk-free interest rate of 4.42% and 6.299% and expected life based on historical exercise periods of 4.11 years and 3.68 years.
          To determine the fair value of grants under the Performance Share Plans, the probability that performance milestones would be met were applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 10.0% and an annualized volatility of 32.5%.

9. RETIREMENT AND OTHER BENEFIT PLANS

          Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans which are primarily noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. Pension expense for the years ended September 30, 1998, 1997 and 1996 is comprised of the following:

            (Dollars in millions)                                               1998                   1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
            Defined benefit plans:
               Service cost (benefits earned during the period)                $ 3.5                    3.3                     3.2
               Interest cost                                                     6.1                    5.4                     5.0
               Actual return on plan assets                                       .7                  (19.0)                   (5.5)
               Net amortization and deferral                                    (7.1)                  13.5                      .8
                                                                               -----                 ------                   -----
                  Net periodic pension expense                                   3.2                    3.2                     3.5
            Defined contribution plans                                            .4                     .4                     2.1
                                                                               -----                 ------                   -----
                  Total                                                        $ 3.6                    3.6                     5.6
===================================================================================================================================

          The funded status of the Company's defined benefit pension plans as of September 30, 1998 and 1997 is shown below:

            (Dollars in millions)                                                                      1998                    1997
-----------------------------------------------------------------------------------------------------------------------------------
            Accumulated benefit obligation, including vested benefit obligation of
               $74.7 and $59.4 at September 30, 1998 and 1997, respectively                           $78.7                   63.1
                                                                                                      -----                  -----
            Projected benefit obligation                                                               96.0                   77.6
            Plan assets at fair value, primarily corporate equity and
               fixed income securities                                                                 77.9                   78.9
                                                                                                      -----                  -----
            Projected benefit obligation in excess of (less than) plan assets                          18.1                   (1.3)
            Unrecognized transition amount                                                               --                     --
            Unrecognized net gain (loss)                                                               (7.3)                  12.2
            Unrecognized prior service costs                                                           (1.9)                  (2.5)
            Additional minimum liability                                                                4.1                    2.3
                                                                                                      -----                  -----
               Net pension liability (included in other liabilities)                                  $13.0                   10.7
===================================================================================================================================

          The benefit obligations of the defined benefit plans as of September 30, 1998 and 1997 were based on discount rates of 6.75% and 7.5%, respectively, and an assumed rate of increase in compensation levels of 4%. The 1998, 1997 and 1996 pension expense for the defined benefit plans was based on a 6.75%, 7.5% and 7.5% discount rate, respectively, a 4% increase in compensation levels, and a 10% expected long-term rate of return on plan assets.
          In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees.
          Net periodic postretirement benefit cost is comprised of the following:

            (Dollars in millions)                                               1998                   1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
            Service cost                                                        $ .2                     .2                      .2
            Interest cost                                                        1.1                    1.2                     1.3
                                                                              ------                 ------                   -----
               Net periodic postretirement benefit cost                         $1.3                    1.4                     1.5
===================================================================================================================================

          Accumulated postretirement benefit obligation as of September 30, 1998 and 1997 is shown below:

            (Dollars in millions)                                                                      1998                    1997
-----------------------------------------------------------------------------------------------------------------------------------
            Retirees                                                                                  $12.1                    12.1
            Fully eligible active plan participants                                                      .6                      .5
            Other active participants                                                                   3.3                     3.0
                                                                                                      -----                   -----
               Total accumulated postretirement benefit obligation                                     16.0                    15.6
            Plan assets                                                                                   -                       -
                                                                                                      -----                   -----
                Accumulated postretirement benefit obligation in excess of plan assets                 16.0                    15.6
            Unrecognized prior service cost                                                              .1                      .1
            Unrecognized net gain (loss)                                                               (1.1)                     .1
                                                                                                      -----                   -----
               Accrued postretirement benefit obligation (included in other liabilities)              $15.0                    15.8
===================================================================================================================================

          The accumulated postretirement benefit obligations of the plans as of September 30, 1998 and 1997 were based on discount rates of 6.75% and 7.5%, respectively. The September 30, 1997 accumulated postretirement benefit obligation was based on a health care cost trend of 7.5% for 1998, gradually grading down to an ultimate rate of 5.5% by 2002. The September 30, 1998 accumulated postretirement benefit obligation was based on a health care cost trend of 7% for 1999, gradually grading down to an ultimate rate of 5.5% by 2002. A 1% increase in the health care cost trend rate for each year would increase the September 30, 1998 accumulated postretirement benefit obligation by approximately $400,000.
          The 1998, 1997 and 1996 net periodic postretirement benefit costs were based on discount rates of 6.75%, 7.5%, and 7.5%, respectively. The net periodic postretirement benefit cost was based on an assumed health care cost trend of 7.5%, 8% and 8.5% for 1998, 1997 and 1996, respectively, gradually grading down to 5.5% by fiscal 2002. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the 1998 net periodic postretirement benefit cost by approximately $35,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER FINANCIAL DATA

          Items charged to operations during the years ended September 30, 1998, 1997 and 1996 included the following:

            (Dollars in thousands)                                              1998                   1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
            Maintenance and repairs                                        $   6,751                  5,828                   5,826
            Salaries and wages                                               133,507                113,953                 136,783
                                                                           ---------                -------                --------
            Research and development costs:
               Company-sponsored                                           $   5,866                  6,161                  11,905
               Customer-sponsored                                             10,201                  6,341                   3,894
                                                                           ---------                -------                --------
                  Total                                                    $  16,067                 12,502                  15,799
===================================================================================================================================

          The increase in 1998 research and development costs is due to the inclusion of Filtertek for the full year and additional expenditures at Rantec. The decrease in 1997 from 1996 is due to the divestiture of Hazeltine in 1996.
          Accrued expenses included accrued employee compensation of $10.2 million and $9.3 million at September 30, 1998 and 1997, respectively.

11. BUSINESS SEGMENT INFORMATION

          The Company's principal business segments are defense and commercial. Summarized below is the Company's business segment information for the years ended September 30, 1998, 1997 and 1996. Sales between segments have been eliminated. Corporate expenses and assets have been allocated to the segment data on a systematic basis. Hazeltine primarily operated within the defense segment prior to its divestiture in 1996. Filtertek is included in the commercial results for 1998 and 1997. Operating profit (loss) is calculated as: net sales, less cost of sales, less other charges related to cost of sales, less selling, general and administrative expenses.

            (Dollars in thousands)                                              1998                   1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
            Net sales:
               Defense                                                     $ 158,944                191,039                 300,970
               Commercial                                                    206,139                187,485                 137,573
                                                                           ---------               --------                 -------
                                                                           $ 365,083                378,524                 438,543
-----------------------------------------------------------------------------------------------------------------------------------
            Operating profit (loss):
               Defense                                                     $   9,682                 13,408                 (31,842)
               Commercial                                                     17,243                 14,184                   7,902
                                                                           ---------               --------                 -------
                                                                           $  26,925                 27,592                 (23,940)
-----------------------------------------------------------------------------------------------------------------------------------
            Identifiable assets:
               Defense                                                     $ 165,136                166,063                 191,588
               Commercial                                                    244,166                212,124                 116,244
                                                                           ---------               --------                 -------
                                                                           $ 409,302                378,187                 307,832
-----------------------------------------------------------------------------------------------------------------------------------
            Depreciation and amortization:
               Defense                                                     $   4,500                  4,644                   8,001
               Commercial                                                     12,960                  9,779                   5,485
                                                                           ---------               --------                 -------
                                                                           $  17,460                 14,423                  13,486
-----------------------------------------------------------------------------------------------------------------------------------
            Capital Expenditures:
               Defense                                                     $   2,350                  3,131                   5,204
               Commercial                                                     10,546                  7,395                   3,354
                                                                           ---------               --------                 -------
                                                                           $  12,896                 10,526                   8,558
===================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Net sales derived from U.S. Government agencies, either through direct sales or through prime contractors, totaled $148,273,000, $164,660,000 and $231,503,000 for the years ended September 30, 1998, 1997 and 1996, respectively.
          International sales included in net sales for the years ended September 30, 1998, 1997 and 1996 are as follows:

            (Dollars in thousands)                                              1998                   1997                    1996
-----------------------------------------------------------------------------------------------------------------------------------
            Europe                                                           $37,619                 31,075                  53,856
            Middle East                                                        3,944                  6,024                  19,223
            Far East                                                           8,599                 17,773                  48,391
            Other                                                              8,535                 13,954                  23,215
                                                                             -------                 ------                 -------
               Total                                                         $58,697                 68,826                 144,685
===================================================================================================================================

          The decrease in 1998 compared to 1997 is primarily due to lower Far East defense sales at SEI, partially offset by increased European sales at Filtertek.
          The decrease in 1997 compared to 1996 reflects the divestiture of Hazeltine in July 1996 and lower Middle East sales at SEI; offset by the addition of Filtertek ($10.3 million, primarily Europe) and higher volume at all other operating units. Hazeltine's international sales for 1996 were $58.6 million.

12. EMERSON CONTRACT GUARANTEES

          Emerson has directly or indirectly guaranteed or is otherwise liable for the performance of most of the Company's contracts with its customers which existed at September 30, 1990 (the Guaranteed Contracts). The Guaranteed Contracts include certain U.S. Government contracts entered into by the Company prior to September 30, 1990. As of September 30, 1998, the aggregate backlog of all firm orders received by the Company included Guaranteed Contracts of $1,591,000. At September 30, 1998, there were open letters of credit with an aggregate value of $2,443,000 related to foreign advance payments in support of various contracts that are directly or indirectly guaranteed by Emerson.

13. COMMITMENTS AND CONTINGENCIES

          At September 30, 1998, the Company had $5.1 million in letters of credit outstanding as guarantees of contract performance.
          In 1994, an action was commenced against the Company's Hazeltine subsidiary alleging injury caused by Hazeltine's purported release of hazardous materials. The Company believes that no one and no property were injured by any release of hazardous substances from Hazeltine's plant. In 1996, the plaintiffs filed a motion to be certified as a class. This motion was denied and the plaintiffs appealed. The appellate court affirmed the denial. Based upon the current facts, the Company is not able to estimate the probable outcome. Therefore, no provision for this litigation has been made in the accompanying consolidated financial statements. Management believes the Company will be successful in defending this action and that the outcome will not have a material adverse effect on the Company's financial statements. This contingent liability was retained by the Company when Hazeltine was divested in 1996.
          As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of management, final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER CHARGES RELATED TO COST OF SALES

          Other charges related to cost of sales of $2.5 million in 1998 resulted from the Company's settlement of a long-standing contract dispute related to the original M1000 tank transporter program. The settlement agreement requires the customer (the U.S. Army) to pay the Company $7.5 million in 1999, in exchange for the Company dropping its claim for damages and recovery of additional program costs incurred.
          During 1996, and in conjunction with the sale of Hazeltine and management's decision to pursue a strategy of deliberate diversification from defense to commercial, the Company reevaluated the carrying value of certain assets. As a result of this reevaluation, the Company recorded $25.3 million of other charges related to cost of sales in 1996.
          The 1996 charge included $14.3 million of inventories related to defense programs which the Company no longer intended to actively pursue; $6 million of costs included in other assets incurred in anticipation of certain defense contract awards which the Company is no longer actively pursuing; and a $5 million adjustment in the Company's estimate of recoveries in a contract dispute related to the M1000 tank transporter program.

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

            (Dollars in thousands,                              First          Second          Third          Fourth         Fiscal
            except per share amounts)                         Quarter         Quarter        Quarter         Quarter           Year
-----------------------------------------------------------------------------------------------------------------------------------
            1998
            Net sales                                        $ 78,077          86,030         98,236         102,740        365,083
            Gross profit                                       22,029          24,596         25,641          22,985         95,251
            Net earnings                                        2,610           3,240          3,847           1,599         11,296
            Earnings per share:
               Basic                                         $    .22             .27            .32             .13            .94
               Diluted                                            .21             .26            .31             .12            .90
===================================================================================================================================

            1997
            Net sales                                        $ 68,899          88,811        109,348         111,466        378,524
            Gross profit                                       16,960          22,427         25,513          26,834         91,734
            Net earnings                                        2,182           2,767          3,330           3,518         11,797
            Earnings per share:
               Basic                                         $    .18             .23            .28             .30           1.00
               Diluted                                            .18             .23            .27             .28            .96
===================================================================================================================================

          Gross profit is computed as net sales, less cost of sales, less other charges related to cost of sales.

          The 1997 quarterly financial information includes the results of Filtertek subsequent to the February 1997 acquisition.

INDEPENDENT AUDITORS' REPORT

            THE BOARD OF DIRECTORS AND SHAREHOLDERS
            ESCO ELECTRONICS CORPORATION:
                 We have audited the accompanying consolidated balance sheets of
            ESCO Electronics Corporation and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
                 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Electronics Corporation and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

            St. Louis, Missouri
            November 11, 1998

SHAREHOLDERS' SUMMARY

            CAPITAL STOCK INFORMATION
                 ESCO Electronics Corporation common stock trust receipts (and the underlying common stock and associated preferred stock purchase rights) (symbol ESE) are listed on the New York Stock Exchange.
                 There were approximately 8,700 holders of record of trust
            receipts representing shares of common stock at September 30, 1998.

COMMON STOCK MARKET PRICES

          The Company's common stock trust receipts and the underlying common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the Company's common stock for each quarter of 1998 and 1997:


                                                        1998                      1997
--------------------------------------------------------------------------------------------------------------------------
                                 Quarter         High            Low          High       Low
--------------------------------------------------------------------------------------------------------------------------
                                 First          19 15/16       16 3/16     10 3/8        8 5/8
                                 Second         18 7/16        16          13 1/4        9 7/8
                                 Third          20 3/4         16 5/8      12 13/16      9 5/8
                                 Fourth         19 5/16         8 5/8      18 1/4       12 3/8



38