Form 10-K, Exhibit 13
period 1999-09-30
ESCO ELECTRONICS CORP
filed 1999-12-23
CIK 866706

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS



                The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Introduction
                ESCO Electronics Corporation (ESCO, the Company) is engaged in the design, manufacture, sale and support of engineered products used principally in filtration/fluid flow applications, electromagnetic compatibility (EMC) testing, and electric utility communications and control systems. Filtration/fluid flow and EMC testing products are supplied to a broad base of industrial and commercial customers worldwide. At the present time, electric utility communication systems are marketed primarily to customers in North America.
                ESCO operates principally in four business segments:
            Filtration/Fluid Flow, Test, Communications and Other. As part of Management's strategy to narrow the Company's product/market focus, ESCO's last major defense business, Systems & Electronics Inc. was sold on September 30, 1999 to Engineered Support Systems, Inc.
            (ESSI) for $85 million in cash, less working capital adjustments.
                In conjunction with this divestiture, the Company has taken a number of additional actions at September 30, 1999 to further sharpen its focus on its primary served markets. ESCO is actively pursuing the sale of its microwave antenna business, which was operated as a part of Rantec Microwave & Electronics, Inc. Other actions include abandoning the active pursuit of certain business areas, exiting non-core, underperforming businesses, and restructuring the corporate overhead of the Company. Specifically, the Company plans to discontinue its investment in High Pressure Air Reducing Quiet Manifolds for surface ships (Filtration/Fluid Flow segment) as well as its Vehicle Location Systems (Other segment), and has reduced ongoing operating costs. These items are discussed in detail on page 12.
                The actions outlined above, taken collectively, mark a
            significant milestone in the transformation of ESCO from a primarily defense-oriented business to a supplier of engineered products used primarily in industrial and commercial applications.
                The ongoing business segments are comprised of the following operating entities;
                - Filtration/Fluid Flow: PTI Technologies Inc. (PTI) and Filtertek Inc. (Filtertek);
                -   Test: EMC Test Systems, L.P. (ETS),
                -   Communications: Distribution Control Systems, Inc. (DCSI),
                - Other: Rantec Microwave & Electronics, Inc. (Rantec) and Comtrak Technologies, L.L.C. (Comtrak): the ongoing portions of this segment will include Rantec Power Systems and Comtrak Securvision(R) product lines;
                - Systems & Electronics Inc. (SEI) is included as a divested business.
                ESCO enters the new millennium with meaningful growth prospects in its primary served markets, a substantially lower risk profile, more focused and with considerable financial flexibility.
                Management will deliver shareholder value through internal growth, selective acquisitions and share repurchase when warranted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of adjusted net income

                The following table is not intended to present net earnings as defined within generally accepted accounting principles (GAAP), and is presented for informational purposes only.
                The table provides a reconciliation between the reported
            financials and what Management believes the 1999 operating results may have been after removing certain nonrecurring items and assuming that all of the actions taken during 1999 to reorient the business were complete at the beginning of the period. Management believes the estimated 1999 adjusted operating results provide a meaningful presentation for purposes of analyzing ESCO's ongoing financial performance. The estimated adjusted net earnings may not be indicative of future performance.

                                                                 1999        Elimination           Adjusting                 1999
            (Dollars in millions, rounded)                As Reported             of SEI (a)           Items          As Adjusted
           -----------------------------------------------------------------------------------------------------------------------

            Net sales                                          $416.1               172.8                 -                $243.3
                                                              -------                ----               ----               ------

              Cost of sales                                     317.7               139.6               (2.0) (b)           176.1
              Other charges related to cost of sales              3.9                 -                 (3.9) (c)              -
              SG&A expenses                                      74.4                21.6                 .8 (d)             53.6
              Interest expense (income)                           6.5                  .6               (8.2) (e)            (2.3)
              Other, net                                          4.9                  .3                (.3) (c)             4.3
              Restructuring charges                               5.1                 -                 (5.1) (c)              -
              Gain on sale of SEI                               (59.9)                -                 59.9 (c)               -
                                                              -------                ----               ----               ------

                    Total costs and expenses                    352.6               162.1               41.2                231.7
                                                              -------                ----               ----               ------

           Earnings before tax                                   63.5                10.7              (41.2)                11.6
            Income tax expense                                   13.0                 3.7               (5.4) (f)             3.9
                                                              -------                ----               ----               ------

            Net earnings before accounting change                50.5                 7.0              (35.8)                 7.7
                                                              -------                ----               ----               ------

            Cumulative effect of accounting change, net of tax  (25.0)                -                 25.0 (c)               -
                                                              -------                ----               ----               ------

                      Net earnings                              $25.5                 7.0              (10.8)              $  7.7
                                                              -------                ----               ----               ------


            Diluted EPS                                         $2.02                                                      $   .61
           -----------------------------------------------------------------------------------------------------------------------

           (a) Represents the operations of SEI which were included in the 1999 GAAP reported results of operations.
           (b) Represents the 1999 operating results of Rantec's microwave antenna business which is being offered for sale. Fiscal
                1999 net sales included $7.5 million related to Rantec's microwave antenna business.
           (c) Represents the elimination of the nonrecurring items: includes the gain related to the divestiture of SEI, other charges related to the strategic initiatives described below, and the accounting change (SOP 98-5) adopted in the 1999 first quarter.
           (d) Represents the net amount of the remaining corporate office operating expenses after the divestiture of SEI. This amount reflects a $4.2 million cost reduction from the $5 million amount recorded in 1999 and previously absorbed by the operations of SEI.
           (e) Represents the estimated net interest impact of the SEI transaction proceeds and the cash impact of the other cost saving actions noted above, assuming that they occurred at the beginning of the period. The amount noted assumes all outstanding debt was repaid and the excess cash proceeds were invested with a 6% yield.
           (f) Represents the amount necessary to reflect the adjusted effective tax rate at 33%, which represents the Company's estimated 1999 effective tax rate excluding the nonrecurring items.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other charges related to cost of sales, restructuring charges and gain on sale of SEI
                During the fourth quarter of fiscal 1999, the Company
            implemented a major portion of its strategic operating plan. Its previously communicated strategy was to transform the Company from a primarily defense-oriented business to a supplier of engineered products used in industrial and commercial applications. As a result of implementing Management's strategic actions, the Company recognized certain nonrecurring items in its fourth quarter results of operations.
                These 1999 defined actions resulted in $3.9 million of other charges related to cost of sales and $5.1 million of restructuring charges. In addition, the Company recorded a gain on the sale of SEI of $59.9 million.
                The 1999 other charges related to cost of sales represent the write-off of inventory related to the abandonment of the High Pressure Air Reducing Quiet Manifolds for surface ships ($2.2 million) and the Vehicle Location Systems ($.6 million) business areas. Additionally, the Company wrote down the Rantec microwave antenna product line inventory ($1.1 million) to net realizable value as a result of that business area being offered for sale.
                The 1999 restructuring charges are comprised of the following:
            costs related to exiting the microwave antenna business area ($1.1 million); a write-off of the license agreement ($1.8 million) related to the abandonment of the Vehicle Location System business; and certain personnel separation costs ($2.2 million).
                The gain on sale of SEI of $59.9 million is calculated as: The gross proceeds of $85 million; less SEI's net book value of $30.6 million; less working capital adjustments of $4.0 million; less transaction related expenses of $4.9 million; plus the $14.4 million curtailment gain related to pension and retiree medical liabilities transferred to the buyer.
                The $2.5 million of other charges related to cost of sales in
            1998 related to the settlement of a long-standing contract dispute on the original M1000 tank transporter program at SEI.
                The other charges related to cost of sales noted above are included in the calculation of gross profit discussed below.

Results of operations
            NET SALES
                Net sales of $416.1 million in 1999 increased $51 million (14%)
            over net sales of $365.1 million in 1998. SEI, which is included in the Divested Business segment, accounted for $38 million of the increase. Filtration/Fluid Flow, Test and Communications all had increased sales volume in 1999 while the Other segment had a $7 million decrease in sales.
            Acquisitions, which occurred in 1998, also contributed to sales growth in 1999.
                Net sales of $365.1 million in 1998 decreased $13.4 million
            (3.5%) from net sales of $378.5 million in 1997, primarily due to a decrease in sales at SEI, which was divested on September 30, 1999. Filtration/Fluid Flow
                Net sales of $168.9 million in 1999 were $10.6 million (6.7%)
            higher than net sales of $158.3 million in 1998. The increase was primarily the result of new product introductions at Filtertek and PTI and increases in microfiltration sales at PTI. Blood filters for medical applications, increased shipments of disposable water filter cartridges, and automotive transmission sump filters and fuel filters all contributed to the growth at Filtertek. PTI's microfiltration businesses contributed approximately $8.3 million of additional sales in 1999. PTI's aerospace and industrial products experienced some softening in demand during 1999.
                Net sales of $158.3 million in 1998 increased $34.8 million
            (28.2%) from net sales of $123.5 million in 1997, primarily due to the February 1997 acquisition of Filtertek being included in the 1998 results for the entire year. PTI's sales increased in 1998 over 1997 due to increased aerospace and industrial shipments.

MANAGEMENT'S DISCUSSION AND ANALYSIS

            TEST
                Net sales of $34.9 million in 1999 were $4.3 million (14.1%)
            higher than net sales of $30.6 million in 1998. The 1998 sales increased $4.5 million over the $26.1 million in sales recorded in 1997. The increase in 1999 over 1998, as well as the 1998 increase over 1997 primarily is the result of additional EMC test chamber business at ETS. The 1999 sales were significantly impacted by additional revenue relating to the $20 million contract awarded in 1999 by General Motors to design and build an electromagnetic compatibility (EMC) test complex in Milford, Michigan. This $20 million contract is expected to be completed late in 2001 or early in 2002.

            COMMUNICATIONS
                Net sales of $24.7 million in 1999 were $5.7 million (30.0%)
            higher than net sales of $19.0 million in 1998. The 1998 sales increased $5.6 million over the $13.4 million in sales recorded in 1997. The increase in 1999 over 1998, as well as the 1998 increase over 1997, primarily is the result of increased shipments to the Puerto Rico Electric Power Authority (PREPA). The current contract with PREPA to provide Automatic Meter Reading (AMR) systems using proprietary power line communications technology is valued at more than $50 million over a three-year period. At September 30, 1999, $33.2 million of the PREPA contract remains in backlog.

            OTHER
                Sales were $14.8 million, $22.2 million and $20.9 million in
            1999, 1998 and 1997, respectively. The decrease in 1999 results from lower sales at Rantec.

            ORDERS AND BACKLOG
                Firm order backlog, excluding SEI, was $142.9 million at
            September 30, 1999, compared to $139.3 million at September 30, 1998. Orders, excluding SEI, totaling $247.5 million were received in 1999, compared with $264.2 million in 1998. The decrease is the result of the 1998 amount having included the large PREPA contract ($50 million) received by DCSI.

            GROSS PROFIT
                The Company computes gross profit as: net sales, less cost of sales, less other charges related to cost of sales. The gross profit margin is the gross profit divided into net sales, expressed as a percentage.
                The gross profit margin was 22.7%, 26.1% and 24.2% in 1999, 1998 and 1997, respectively. The decrease in 1999 versus 1998 is primarily the result of operating inefficiencies experienced at Rantec. The power supply business at Rantec experienced cost growth on certain development contracts in 1999, which also contributed to the lower gross margin. Most of these development contracts are now in production, and the related cost problems have been recognized.
                The 1998 gross margin increase over 1997 is the result of a more favorable sales mix. The 1997 gross margin was negatively impacted by the operations of SEI, which was sold on September 30, 1999.

            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                Selling, general and administrative expenses (SG&A) for 1999 were $74.4 million, or 17.8% of net sales, compared with $68.3 million, or 18.7% of net sales, for 1998. The 1999 SG&A included $3.2 million of additional expenses related to Advanced Membrane Technology, Inc. (consolidated within PTI) and Euroshield OY (consolidated within ETS) which were acquired in 1998 and are included in 1999 for the entire year versus a partial year in 1998. The percentage decrease in 1999 is the result of higher sales throughout the Company available to cover certain fixed costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                SG&A for 1998 was $68.3 million, or 18.7% of net sales, compared with $64.1 million, or 16.9% of net sales, for 1997. The 1998 SG&A expenses included $4.6 million of additional expense at Filtertek as a result of their operations being included in 1998 for the entire year versus eight months of 1997. The percentage increase in 1998 is the result of lower sales.
            OPERATING PROFIT
                Operating Profit of $14.9 million in 1999 decreased from $26.9 million in 1998. SEI, which is included in the Divested Business segment, accounted for $0.8 million of the decrease. Filtration/Fluid Flow, Communications, and Test all had increased operating profit in 1999 while the Other segment had a $13.4 million decrease in operating profit. The 1999 amounts were adversely affected by the $3.9 million of other charges related to cost of sales, and the $5.1 million of restructuring charges.
                Operating profit of $26.9 million in 1998 decreased $0.7 million from operating profit of $27.6 million in 1997 primarily due to the 1997 other charges related to cost of sales at SEI, which was divested on September 30, 1999.
            FILTRATION/FLUID FLOW
                Operating profit of $11.9 million in 1999 was $1.4 million
            (13.3%) higher than operating profit of $10.5 million in 1998. The filtration/fluid flow amounts include the $2.2 million of nonrecurring charges related to the abandonment of the surface ship manifolds mentioned earlier. The recurring increase was primarily the result of new product introductions at Filtertek and PTI and increases in microfiltration profitability at PTI. Blood filters for medical applications, increased shipments of disposable water filter cartridges, and automotive transmission sump filters and fuel filters, all contributed to the growth in profitability at Filtertek. PTI's aerospace and industrial products experienced a slight decline during 1999 due to weaker demand in these markets.
                Operating profit of $10.5 million in 1998 increased $0.9 million
            (9.4%) from operating profit of $9.6 million in 1997, primarily as a result of PTI's increased operating profit in 1998 due to increased aerospace and industrial contributions.
            TEST
                Operating profit of $4.0 million in 1999 was $1.1 million
            (37.9%) higher than operating profit of $2.9 million in 1998. The 1998 operating profit increased $0.3 million over the $2.6 million of operating profit recorded in 1997. The increase in 1999 over 1998, as well as the 1998 increase over 1997, primarily is the result of additional EMC test chamber business at ETS, and an overall improvement in sales mix.
            COMMUNICATIONS
                Operating profit of $4.0 million in 1999 was $2.0 million (100%)
            higher than operating profit of $2.0 million in 1998. The 1998 operating profit increased $1.0 million over the $1.0 million in operating profit recorded in 1997. The increase in 1999 over 1998, as well as the 1998 increase over 1997, primarily is the result of increased sales leverage.
            OTHER
                Operating profit was ($13.2) million, $0.3 million and $0.6 million in 1999, 1998 and 1997, respectively. The decrease in 1999 is the result of the nonrecurring charges related to Rantec's microwave antenna product line which is being offered for sale, Comtrak's nonrecurring charges and significant cost growth on certain development programs at Rantec power systems as mentioned above.
            INTEREST EXPENSE
                Interest expense decreased to $6.5 million in 1999 from $7.7 million in 1998, primarily as a result of lower outstanding average borrowings throughout 1999. A significant amount of the outstanding borrowings in 1999 and 1998 were incurred with the February 1997 acquisition of Filtertek. The timing of operating cash flows throughout 1999 also decreased the average outstanding borrowings.
                Interest expense increased to $7.7 million in 1998 from $5.2 million in 1997, primarily as a result of higher outstanding average borrowings throughout 1998. The timing of operating cash flows throughout 1998 increased the average outstanding borrowings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

            OTHER COST AND EXPENSES, NET
                Other costs and expenses, net, increased in 1999 to $4.9 million from $2.9 million in 1998. The increase is primarily due to the impact in 1998 of PTI receiving a $1.6 million lease surrender payment (recorded as other miscellaneous income) for agreeing to vacate its current manufacturing facility in Newbury Park, California. PTI received $1.6 million immediately upon signing the agreement and will receive an additional $2.9 million on December 31, 2000, or earlier, upon vacating the property. PTI has begun its relocation to new facilities in Oxnard, California. This relocation should be completed by September 30, 2000. The remainder of other costs and expenses, net, increased due to additional goodwill amortization related to the 1998 acquisitions discussed above.
                Other costs and expenses, net, decreased in 1998 to $2.9 million from $4.5 million in 1997, primarily due to the $1.6 million PTI lease surrender payment recorded in 1998. The remainder of other costs and expenses, net, were consistent in both periods presented. INCOME TAX EXPENSE
                Income tax expense of $13.0 million for 1999 reflects deferred tax expense of $11.6 million and foreign, state and local tax expense of $1.4 million. Income tax expense of $5.1 million for 1998 reflects deferred tax expense of $6.1 million and foreign, state and local tax benefits of ($1) million. Income tax expense of $6.1 million for 1997 reflects current Federal tax expense of $.2 million, deferred tax expense of $4.8 million and foreign, state and local taxes of $1 million.
                Based on the Company's historical pretax income, together with the projection of future taxable income based upon its shift in strategic direction, Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax asset existing at September 30, 1999. In order to realize the aforementioned net deferred tax asset before valuation allowance, the Company will need to generate future taxable income of approximately $221 million, of which $146 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $33 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $7 million will expire in 2018; and $35 million will expire in 2019. The net operating loss carryforward may be used to reduce future income tax cash payments.
                As a result of the sale of SEI in 1999, the Company will utilize approximately $35 million of the $77 million capital loss carryforward available from the sale of Hazeltine in 1996. At September 30, 1999, the Company had a capital loss carryforward for tax purposes of approximately $42 million. This capital loss carryforward may be used as a reduction of future capital gains recognized by the Company, at which time the Company may realize additional tax benefits. Any unused capital loss carryforward will expire in 2001.
                The Company's deferred tax valuation allowance of $32.5 million at September 30, 1999, was comprised of $17.7 million, which represents Management's best estimate of the portion of the deferred tax asset associated with temporary differences and NOLs which may not be realized, and a full valuation reserve in the amount of $14.8 million for the portion of the deferred tax asset represented by the capital loss carryforward.
                The effective tax rate in 1999 was 20.5% compared with 30.9% in
            1998. The 1999 effective tax rate was favorably impacted by the utilization of the capital loss carryforward resulting from the divestiture of SEI. An analysis of the effective tax rates for 1999, 1998 and 1997 is included in the notes to consolidated financial statements.
            CHANGE IN ACCOUNTING PRINCIPLE
                In April 1998, the American Institute of Certified Public
            Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP is applicable to all non-governmental entities and provides guidance on accounting for start-up activities, including precontract start-up costs and organization costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                The Company had previously accounted for these costs under the guidance provided by SOP 81-1, "Accounting for Performance of Construction-type Contracts." SOP 98-5 amended SOP 81-1 by requiring precontract, start-up and organization costs to be expensed as incurred.
                The Company adopted the provisions of SOP 98-5 in the first quarter of fiscal year 1999 which resulted in a non-cash, after-tax charge of approximately $25 million, which was recognized as a cumulative effect of an accounting change.
                The after-tax charge related to precontract, start-up and
            organization costs incurred in anticipation of specific future contract awards which were based on specific customer identified requirements. The after-tax charge is comprised of the following programs: the Tunner 60K aircraft cargo loader at SEI ($17.2 million), the Automatic Vehicle Location System at the Comtrak division of SEI ($2 million), the advanced video surveillance system (Securvision(R)) at Comtrak ($2 million), the Seawolf (U.S. Navy attack submarine) valve and manifold ship set program at VACCO Industries ($1.9 million), and other minor programs which aggregated to $1.9 million.

Capital resources & liquidity
                With the sale of SEI at September 30, 1999, the Company
            continued to successfully transition its business base from defense to commercial, and thereby dramatically lowered the operating risk profile of the Company. The significant working capital commitments previously required by the defense business of SEI no longer exist throughout the balance of ESCO.
                Net cash provided by operating activities increased in 1999 to
            $25.9 million from $20.3 million in 1998.The increase in 1999 is driven by the improvement in cash flow from working capital, primarily the lower investment in inventory.
                Net cash provided by operating activities was $20.3 million in
            1998, compared to $25.3 million in 1997 due to SEI related operating cash requirements.
                In 1999, 1998 and 1997, capital expenditures of $8.3 million,
            $12.9 million and $10.5 million, respectively, included manufacturing equipment at Filtertek and PTI. Capital expenditures related to SEI were $1.1 million, $1.5 million and $2.4 million in 1999, 1998 and 1997, respectively. There were no commitments outstanding that were considered material for capital expenditures at September 30, 1999.
                At September 30, 1999, the Company had available a net operating loss (NOL) carryforward for tax purposes of approximately $146 million. This NOL will expire beginning in year 2006 and ending in year 2019, and will be used to reduce future Federal income tax cash payments.
            ACQUISITIONS/DIVESTITURES
                On September 30, 1999, the Company sold SEI to Engineered
            Support Systems, Inc. for $85 million in cash, less working capital adjustments.
                On July 1, 1998, the Company completed the acquisition of
            Advanced Membrane Technology, Inc. (AMT) headquartered in San Diego, California. AMT was consolidated within PTI and was made a part of a newly formed business, PTI Advanced Filtration Inc., which designs and manufactures several types of filtration membrane and provides filtration systems for a variety of applications in the process industries. The transaction involved the purchase of AMT common stock for approximately $7 million in cash plus approximately 450,000 shares of ESCO common stock valued at $8.6 million. The cash portion was financed with the Company's bank credit facility.
                On December 31, 1997, the Company completed the purchase of
            Euroshield OY for consideration which included $3.5 million in cash. Euroshield, located in Eura, Finland, designs and manufactures high quality radio frequency (RF) shielding products used in the electromagnetic compatibility (EMC) industry.
                On February 7, 1997, the Company completed the acquisition of the filtration and the thermoform packaging businesses (Filtertek) of Schawk, Inc. The fiscal 1997 transaction involved the purchase of assets and stock of certain subsidiary corporations

MANAGEMENT'S DISCUSSION AND ANALYSIS

            of Schawk, Inc. for $92 million in cash plus working capital adjustments. The purchase was financed with cash and borrowings from the Company's bank credit facility. Filtertek is a leader in the manufacture of plastic insert injection molded filter assemblies. BANK CREDIT FACILITY
                The Company's $122 million bank credit facility was amended on
            August 30, 1999 to allow for the sale of SEI. Upon receipt of the proceeds from the sale of SEI, the outstanding principal amount of the Term Loan and a portion of the outstanding revolving credit facility were to be repaid. On September 30, 1999, the Company received the gross proceeds of $85 million from the sale of SEI and on October 1, 1999, the Company repaid all outstanding debt.
                Subsequent to the sale of SEI and the repayment of all
            outstanding debt on October 1, 1999, the credit facility was adjusted to a $40 million revolving credit facility. The revolving credit facility (subject to borrowing base asset limitations) is available for direct borrowings and/or the issuance of letters of credit. The maturity of the bank credit facility is September 30, 2000. These credit facilities are provided by a group of banks, led by Morgan Guaranty Trust Company of New York.
                Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.
                All of the Company's debt, prior to full repayment on October 1,
            1999, was priced at a percentage over LIBOR. The Company had reduced this risk through a rate swap agreement that provided a cap on LIBOR of 7% on $50 million of the long-term debt through September 30, 1998, reducing to $40 million through September 30, 1999.
            SHARE REPURCHASE
                In 1996, the Company authorized an open market share repurchase program for up to two million shares of common stock over a period ended September 30, 1998. Approximately 180,000 shares were repurchased throughout that two-year period. During 1999, the Company authorized an additional open market repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and will cover a period ending September 29, 2000. Approximately 177,000 shares were repurchased in 1999. Subsequent to September 30, 1999, and with a portion of the available proceeds of the SEI sale, the Company is continuing its share repurchase program.
            OTHER
                Management believes that, for the periods presented, inflation has not had a material effect on the Company's results of operations.
                The Company is currently involved in various stages of
            investigation, remediation and litigation relating to environmental matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

Year 2000 issues
                The Year 2000 ("Y2K") issue refers to the inability of a
            date-sensitive computer program to recognize a two-digit date field designated as "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations including manufacturing, a temporary inability to process transactions, send invoices, or engage in other normal business activities. This is a significant issue for most, if not all, companies with far-reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.

MANAGEMENT'S DISCUSSION AND ANALYSIS

            STATE OF READINESS
                The Company has designated a corporate Y2K coordination team comprised of various senior management members. Each operating unit has identified a Y2K coordinator responsible for planning and monitoring their Y2K program and reporting on a regular basis to the corporate team. The Company has assessed the magnitude of its Y2K issue and has already determined the requirements necessary to modify or replace certain portions of its software and hardware so that its computer systems, including information technology and non-information technology, would be able to function properly beyond December 31, 1999. This required replacement, reprogramming or other remedial action. The Company has communicated with its suppliers and customers to determine the extent of the Company's vulnerability to the failure of third parties to remediate their own Y2K issue. In conjunction with this assessment, the Company has finalized its action plans to address the Y2K issue, including contingencies to address unforeseen problems. The Company has used both internal and external resources to complete Y2K reprogramming, software replacement and testing.
            COSTS TO ADDRESS THE Y2K ISSUE
                The Company's plans anticipate completion of the Y2K remedial work by December 31, 1999. To date, the Company has incurred approximately $3 million related to the Y2K remedial work, of which $2 million is related to SEI. The total expected costs of the project and the date on which the Company plans to complete the Y2K remediation work are based on Management's best estimates, which were derived from numerous assumptions about future events, including the availability of certain resources, third-party modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to identify and correct all relevant computer codes.
            RISK ANALYSIS
                Like most large business entities, the Company is dependent upon its own internal technology and relies upon timely performance by its business partners. The Company's Y2K program is designed to identify and minimize its Y2K risk and includes significant testing and refinement of its internal systems to ensure, to the extent feasible, all systems will function before and after the Year 2000. The Company is continually updating its understanding of the Y2K risks posed to its business partners based on information obtained through surveys and interviews. This review was completed in calendar year 1999.
            CONTINGENCY PLANS
                Following its risk analysis as described above, the Company's
            Y2K program includes a contingency planning phase in which appropriate plans were made to attempt to minimize disruption to the Company's operations in the event of a Y2K failure. The Company has formulated plans to handle a variety of failure scenarios, including failures of its internal systems, as well as failures of significant business partners. The level of planning required is a function of the risks ascertained through the Company's investigating efforts. The Company completed its contingency planning across the enterprise in calendar year 1999.
                While no assurances can be given, because of the Company's extensive efforts to formulate and carry-out an effective Y2K program, the Company believes its program should effectively minimize disruption to the Company's operations due to the Year 2000 issue.

Market risk analysis
            MARKET RISK EXPOSURE
                Market risks relating to the Company's operations result
            primarily from changes in interest rates and changes in foreign currency exchange rates. Based on the current holdings of fixed-rate notes, the exposure to interest rate risk is not material. The Company is subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. The Company hedges foreign currency commitments by purchasing foreign currency forward contracts. The Company does not consider the market risk exposure relating to currency exchange to be material.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 30,
(Dollars in thousands, except per share amounts)                                    1999                1998                 1997
----------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                       $416,102             365,083              378,524

Costs and expenses:
     Cost of sales                                                               317,681             267,332              286,790
     Other charges related to cost of sales                                        3,927               2,500                   -
     Selling, general and administrative expenses                                 74,429              68,326               64,142
     Interest expense                                                              6,460               7,703                5,220
     Other, net                                                                    4,871               2,875                4,522
     Restructuring charges                                                         5,145                  -                    -
     Gain on sale of SEI                                                         (59,867)                 -                    -
                                                                                ---------              ------              -------

      Total costs and expenses                                                   352,646             348,736              360,674
                                                                                ---------              ------              -------


Earnings before income tax                                                        63,456              16,347               17,850

Income tax expense                                                                13,001               5,051                6,053
                                                                                ---------              ------              -------

Net earnings before accounting change                                            $50,455              11,296               11,797
Cumulative effect of accounting change, net of tax                               (25,009)                 -                    -
                                                                                ---------              ------              -------

         Net earnings                                                            $25,446              11,296               11,797
----------------------------------------------------------------------------------------------------------------------------------


Earnings per share:
     Net earnings before accounting change:
         Basic                                                                $     4.09                 .94                 1.00
         Diluted                                                                    4.00                 .90                  .96
                                                                                ---------               -----                -----

     Net earnings:
         Basic                                                                $     2.06                 .94                 1.00
         Diluted                                                                    2.02                 .90                  .96
                                                                                ---------               -----                -----

     Average common shares outstanding:
         Basic                                                                    12,332              12,015               11,805
         Diluted                                                                  12,614              12,550               12,274
----------------------------------------------------------------------------------------------------------------------------------













See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Years ended September 30,
(Dollars in thousands)                                                                                  1999                 1998
----------------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                                                       $87,709                4,241
     Accounts receivable, less allowance for doubtful accounts of $574 and $664
      in 1999 and 1998, respectively                                                                  38,669               51,530
     Costs and estimated earnings on long-term contracts, less progress
      billings of $11,778 and $51,529 in 1999 and 1998, respectively                                   4,019               26,995
     Inventories                                                                                      39,590               81,579
     Other current assets                                                                              3,559                2,776
                                                                                                     --------              -------

      Total current assets                                                                           173,546              167,121
                                                                                                     --------              -------



PROPERTY, PLANT AND EQUIPMENT:
     Land and land improvements                                                                       10,582               14,318
     Buildings and leasehold improvements                                                             29,007               47,940
     Machinery and equipment                                                                          65,988               83,356
     Construction in progress                                                                          4,186                4,718
                                                                                                     --------              -------

                                                                                                     109,763              150,332
     Less accumulated depreciation and amortization                                                   38,445               52,323
                                                                                                     --------              -------

      Net property, plant and equipment                                                               71,318               98,009


Excess of cost over net assets of purchased businesses, less accumulated
     amortization of $6,631 and $4,557 in 1999 and 1998, respectively                                 68,950               72,512
Deferred tax assets                                                                                   44,783               44,740
Other assets                                                                                          19,788               26,920
                                                                                                     --------              -------

                                                                                                    $378,385              409,302
----------------------------------------------------------------------------------------------------------------------------------

























See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Years ended September 30,
(Dollars in thousands)                                                                                  1999                 1998
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Short-term borrowings and current maturities of long-term debt                                  $20,598               30,111
     Accounts payable                                                                                 26,339               39,908
     Advance payments on long-term contracts, less costs incurred
      of $479 and $5,046 in 1999 and 1998, respectively                                                  682               11,442
     Accrued expenses                                                                                 30,598               25,346
                                                                                                     -------              -------

      Total current liabilities                                                                       78,217              106,807
                                                                                                     -------              -------

Other liabilities                                                                                      9,583               28,339
Long-term debt                                                                                        41,896               50,077
                                                                                                     -------              -------

      Total liabilities                                                                              129,696              185,223
                                                                                                     -------              -------

Commitments and contingencies                                                                             -                    -

SHAREHOLDERS' EQUITY:
     Preferred stock, par value $.01 per share, authorized 10,000,000 shares                              -                    -
     Common stock, par value $.01 per share, authorized 50,000,000 shares;
      Issued 12,782,663 and 12,641,664 shares in 1999 and 1998, respectively                             128                  126
     Additional paid-in capital                                                                      201,719              200,913
     Retained earnings since elimination of deficit at September 30, 1993                             52,723               27,277
     Accumulated other comprehensive loss                                                             (1,870)              (1,740)
                                                                                                     -------              -------

                                                                                                     252,700              226,576
     Less treasury stock, at cost (404,625 and 234,025 common shares in 1999
      and 1998, respectively)                                                                         (4,011)              (2,497)
                                                                                                     -------              -------

      Total shareholders' equity                                                                     248,689              224,079
                                                                                                     -------              -------

                                                                                                    $378,385              409,302
----------------------------------------------------------------------------------------------------------------------------------


















See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY


                                                                                                Accumulated
Years ended September 30,                        Common Stock       Additional                        Other
                                             ---------------------     Paid-in     Retained   Comprehensive   Treasury
(in thousands)                                Shares       Amount      Capital     Earnings   Income (Loss)      Stock      Total
----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996                  12,415         $124      192,967        4,184           (1,762)   (4,380)    191,133
                                                                                                                          --------

Comprehensive income:
     Net earnings                                -            -            -        11,797               -         -       11,797
     Translation adjustments                     -            -            -            -                89        -           89
     Minimum pension liability, net              -            -            -            -             1,688        -        1,688
                                                                                                                          --------


Comprehensive income                             -            -            -            -                -         -       13,574

Stock options and stock compensation plans       63            1        1,696           -                -         45       1,742
Purchases into treasury                          -            -            -            -                -     (1,486)     (1,486)
----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1997                  12,478          125      194,663       15,981               15    (5,821)    204,963
                                                                                                                          --------

Comprehensive income:
     Net earnings                                -            -            -        11,296               -         -       11,296
     Translation adjustments                     -            -            -            -               324        -          324
     Minimum pension liability, net              -            -            -            -            (2,079)       -       (2,079)
                                                                                                                          --------

Comprehensive income                             -            -            -            -                -         -        9,541
                                                                                                                          --------

Stock options and stock compensation plans      164            1        1,137           -                -        405       1,543
Acquisitions of business                         -            -         5,113           -                -      3,496       8,609
Purchases into treasury                          -            -            -            -                -       (577)       (577)
----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1998                  12,642          126      200,913       27,277           (1,740)   (2,497)    224,079
                                                                                                                          --------

Comprehensive income:
     Net earnings                                -            -            -        25,446               -         -       25,446
     Translation adjustments                     -            -            -            -            (2,390)       -       (2,390)
     Minimum pension liability, net              -            -            -            -             2,260        -        2,260
                                                                                                                          --------

Comprehensive income                             -            -            -            -                -         -       25,316
                                                                                                                           -------

Stock options and stock compensation plans      141            2          806           -                -         48         856
Purchases into treasury                          -            -            -            -                -     (1,562)     (1,562)
----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1999                  12,783         $128      201,719       52,723           (1,870)   (4,011)    248,689
----------------------------------------------------------------------------------------------------------------------------------














See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended September 30,
(Dollars in thousands)                                                              1999                1998                 1997
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net  earnings                                                               $25,446              11,296               11,797
     Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                            17,021              17,460               14,423
         Changes in operating working capital                                     11,271              (8,594)              (2,666)
         Write-off of assets related to accounting change, net of tax             25,009                  -                    -
         Gain on sale of SEI                                                     (59,867)                 -                    -
         Effect of deferred taxes on tax provision                                11,560               6,121                4,816
         Other                                                                    (4,550)             (5,971)              (3,033)
                                                                                 --------               -----              -------

     Net cash provided by operating activities                                    25,890              20,312               25,337
                                                                                 --------               -----              -------


Cash flows from investing activities:
     Capital expenditures                                                         (8,291)            (12,896)             (10,526)
     Divestiture (acquisition) of businesses                                      85,000             (11,323)             (93,200)
                                                                                 --------               -----              -------

      Net cash provided (used) by investing activities                            76,709             (24,219)            (103,726)
                                                                                 --------               -----              -------


Cash flows from financing activities:
     Proceeds from long-term debt                                                     96               7,000               60,000
     Principal payments on long-term debt                                         (8,297)             (7,504)             (15,675)
     Net increase (decrease) in short-term borrowings                             (9,494)              3,476               18,500
     Purchases of common stock into treasury                                      (1,562)               (695)              (1,486)
     Other                                                                           126                  53                  659
                                                                                 --------               -----              -------

     Net cash provided (used) by financing activities                            (19,131)              2,330               61,998
                                                                                 --------               -----              -------

Net increase (decrease) in cash and cash equivalents                              83,468              (1,577)             (16,391)
Cash and cash equivalents at beginning of year                                     4,241               5,818               22,209
                                                                                 --------               -----              -------

Cash and cash equivalents at end of year                                         $87,709               4,241                5,818
----------------------------------------------------------------------------------------------------------------------------------


Changes in operating working capital:
     Accounts receivable, net                                                    $ 5,150              (1,745)              (2,997)
     Costs and estimated earnings on long-term contracts, net                     12,891               7,358               (3,048)
     Inventories                                                                  (9,230)            (17,737)              18,618
     Other current assets                                                         (1,402)                143                  734
     Accounts payable                                                                734                 245               (8,522)
     Advance payments on long-term contracts, net                                 (6,821)              5,094               (1,988)
     Accrued expenses                                                              9,949              (1,952)              (5,463)
                                                                                 --------               -----              -------

                                                                                 $11,271              (8,594)              (2,666)
----------------------------------------------------------------------------------------------------------------------------------



Supplemental cash flow information:
     Interest paid                                                                $6,579               7,521                4,981
     Income taxes paid                                                               254                 353                  720
----------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

     (A) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of ESCO Electronics Corporation (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1999 presentation.

     (B) BASIS OF PRESENTATION

     Effective September 30, 1990, Emerson Electric Co. (Emerson) transferred the stock of certain of its subsidiaries, primarily related to its government and defense business, to ESCO and distributed all of the issued and outstanding ESCO common stock to Emerson shareholders (the spin-off). Effective September 30, 1993, the Company implemented an accounting readjustment in accordance with the accounting provisions applicable to a "quasi-reorganization" which restated assets and liabilities to fair values and eliminated the deficit in retained earnings. Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 1999 and 1998.

     (C) NATURE OF OPERATIONS

     The Company is engaged in the design, manufacture, sale and support of engineered products used principally in filtration/fluid flow applications, electromagnetic compatibility (EMC) testing, and electric utility communications and control systems. Filtration/fluid flow and EMC testing products are supplied to a broad base of industrial and commercial customers worldwide. At the present time, electric utility communication systems are marketed primarily to customers in North America. The Company operates in four principal industry segments:
Filtration/Fluid Flow, Test, Communications and Other.

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

     (E) ACCOUNTING CHANGE

     During the first quarter of 1999, the Company adopted Statement of Position
(SOP) 98-5, "Reporting on the Costs of Start-up Activities." Precontract costs were incurred by the Company and capitalized under the previous guidance provided by SOP 81-1, "Accounting for Performance of Construction-type Contracts." As a result of adopting SOP 98-5 in 1999, the Company expensed these costs which were recognized as a cumulative effect of an accounting change.

     (F) REVENUE RECOGNITION

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

     (I) INVENTORIES

     Inventories are carried at the lower of cost (first-in, first-out) or market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                Inventories under long-term contracts reflect accumulated
            production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any progress payments received. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.
            (J) PROPERTY, PLANT AND EQUIPMENT
                Property, plant and equipment are recorded at cost. Depreciation and amortization are computed primarily on a straight-line basis over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 5-10 years; and office furniture and equipment, 5-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter.
            (K) EXCESS OF COST OVER NET ASSETS OF PURCHASED BUSINESSES
                Assets and liabilities related to business combinations
            accounted for as purchase transactions are recorded at their respective fair values. Excess of cost over the fair value of net assets purchased (goodwill) is amortized on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows.
            (L) INCOME TAXES
                Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
            (M) RESEARCH AND DEVELOPMENT COSTS
                Company-sponsored research and development costs include
            research and development and bid and proposal efforts related to the Company's products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similar to other program costs.
            (N) FOREIGN CURRENCY TRANSLATION
                The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with SFAS No. 52, (SFAS 52) "Foreign Currency Translation." The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.
            (O) EARNINGS PER SHARE
                Basic earnings per share is calculated using the weighted
            average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and performance shares by using the treasury stock method. The number of shares used in the calculation of earnings per share for each year presented is as follows:

            (In thousands)                                                          1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Weighted Average Shares Outstanding - Basic                           12,332              12,015               11,805
            Dilutive Options and Performance Shares                                  282                 535                  469
                                                                                 -------               -----                -----

            Adjusted Shares - Diluted                                             12,614              12,550               12,274
            ----------------------------------------------------------------------------------------------------------------------

                Options to purchase 176,000, 84,000 and 94,800 shares of common stock at per share prices of $11.44 - $19.22 in 1999, $18.00 - $19.22 in 1998 and $12.38 in 1997 were outstanding during the years ended September 30, 1999, 1998 and 1997, respectively, but were not included in the respective computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in 2007, 2008, and 2009. Approximately 190,000, 166,000 and 338,000 performance shares were outstanding but unearned at September 30, 1999, 1998 and 1997, respectively, and therefore, were not included in the respective computations of diluted EPS. The unearned performance shares expire in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (P) STOCK-BASED COMPENSATION

                The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations.

            (Q) COMPREHENSIVE INCOME (LOSS)
                On October 1, 1998, ESCO adopted SFAS No. 130 (SFAS
            130),"Reporting Comprehensive Income." SFAS 130 established standards for reporting and presentation of comprehensive income or loss and its components in a full set of financial statements. This Statement requires the Company to report separately the translation adjustments of SFAS 52 defined above, and changes to the minimum pension liability as components of comprehensive income or loss. Management has chosen to disclose the requirements of this Statement within the consolidated statements of shareholders' equity.

2. Acquisitions/divestitures (unaudited)
                On September 30, 1999, the Company completed the sale of its
            Systems & Electronics Inc. (SEI) subsidiary to Engineered Support Systems, Inc. (ESSI). The Company sold 100% of the common stock of SEI for $85 million in cash, less working capital adjustments, resulting in a $59.9 million gain recorded in the 1999 results of operations. Certain assets and liabilities of SEI were retained by the Company, including the net operating loss carryforward.

                Included in the consolidated statements of operations are the operating results of SEI prior to its divestiture as follows:

            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Net sales                                                              $172.8              135.0                194.6
            Cost of sales                                                           139.6               98.7                157.3
            Selling, general and administrative expenses                             21.6               22.6                 23.5
            Other costs and expenses, net                                              .9                1.1                   .7
                                                                                  -------               ----                 ----

              Earnings before income taxes                                       $  10.7                12.6                 13.1
            ----------------------------------------------------------------------------------------------------------------------

                On July 1, 1998, the Company completed the acquisition of
            Advanced Membrane Technology, Inc. (AMT) and consolidated AMT within PTI. The transaction involved the purchase of AMT common stock for approximately $7 million in cash plus approximately 450,000 shares of ESCO common stock valued at $8.6 million.

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

                All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The excess cost of the acquisitions over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over periods ranging from 15-40 years, depending on Management's assessment of its useful life. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.

3. Accounts receivable
                Accounts receivable consist of the following at September 30,
            1999 and 1998:

            (Dollars in thousands)                                                                      1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Commercial                                                                               $35,287               38,371
            U. S. Government and prime contractors                                                     3,382               10,801
            Other                                                                                        -                  2,358
                                                                                                      ------                -----

                Total                                                                                $38,669               51,530
            ----------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                The decrease in U. S. Government and prime contractors accounts receivable is primarily due to the sale of SEI at September 30, 1999. The 1998 accounts receivable included $11.2 million related to SEI.

4.    Inventories

                Inventories consist of the following at September 30, 1999 and
            1998:

            (Dollars in thousands)                                                                      1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Finished goods                                                                           $11,387                9,491
            Work in process - including long-term contracts                                           14,517               54,754
            Raw materials                                                                             13,686               17,334
                                                                                                     -------                -----

                Total                                                                                $39,590               81,579
            ----------------------------------------------------------------------------------------------------------------------

                During 1999, approximately $38.5 million of inventories were written off as a result of the adoption of SOP 98-5. The 1998 inventory balance included $31.3 million of inventories related to SEI.

5.    Property, plant and equipment

                Depreciation and amortization of property, plant and equipment for the years ended September 30, 1999, 1998 and 1997 were $13,598,000, $14,589,000 and $12,441,000, respectively.

                The Company leases certain real property, equipment and
            machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 1999, 1998 and 1997 amounted to $6,324,000, $5,675,000 and $4,502,000, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 1999 are:


            (Dollars in thousands)      Years ending September 30:
            ----------------------------------------------------------------------------------------------------------------------

                                        2000                                                          $3,189
                                        2001                                                           2,744
                                        2002                                                           1,716
                                        2003                                                           1,259
                                        2004 and thereafter                                              613
                                                                                                       -----

                                          Total                                                       $9,521
            ----------------------------------------------------------------------------------------------------------------------


6. Income tax expense

                  The principal components of income tax expense for the years ended September 30, 1999, 1998 and 1997 consist of:

            (Dollars in thousands)                                                  1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Federal:
                Current                                                        $      -                   -                   223
                Deferred                                                          11,560               6,121                4,816
            State, local and foreign                                               1,441              (1,070)               1,014
                                                                               ---------              ------                -----
                Total                                                            $13,001               5,051                6,053
            ----------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  The actual income tax expense for the years ended September
            30, 1999, 1998 and 1997 differs from the expected tax expense for those years (computed by applying the U.S. Federal statutory rate) as follows:

                                                                                     1999                1998                1997
            ----------------------------------------------------------------------------------------------------------------------

            Federal corporate statutory rate                                        35.0%               35.0%              35.0%
            Change in tax valuation allowance:
              Utilization of capital loss carryforward                             (19.3)                 -                  -
              Other                                                                  5.9                 3.0               (6.8)
            Income taxes, net of Federal benefits:
              State and local                                                        1.1                (2.8)               2.7
              Foreign                                                                1.2                  .4               (1.1)
            Other, net                                                              (3.4)               (4.7)               4.1
                                                                                   -----                ----               ----

              Effective income tax rate                                             20.5%               30.9%              33.9%
            ----------------------------------------------------------------------------------------------------------------------

                The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1999, 1998 and 1997 are presented below:

            (Dollars in thousands)                                                  1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Deferred tax assets:
                Inventories, long-term contract accounting,
                  contract cost reserves and others                               $4,169               4,283               10,008
                Pension and other postretirement benefits                          3,576              10,177               10,134
                Net operating loss carryforward                                   51,097              38,989               36,608
                Capital loss carryforward                                         14,824              27,074               27,074
                Other compensation-related costs and other cost accruals           5,262               6,703                6,254
                                                                                --------            --------             --------

                  Total deferred tax assets                                       78,928              87,226               90,078
            Deferred tax liabilities:
                Plant and equipment, depreciation methods
                  and acquisition asset allocations                               (1,671)             (1,516)              (2,005)
                                                                                --------             -------              -------

                  Net deferred tax asset before valuation allowance               77,257              85,710               88,073
            Less valuation allowance                                             (32,474)            (40,970)             (39,563)
                                                                                --------            --------             --------

                  Net deferred tax assets                                        $44,783              44,740               48,510
            ----------------------------------------------------------------------------------------------------------------------

                Management believes it is more likely than not that with its projections of future taxable income, its shift in strategic direction, and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at September 30, 1999.

                In order to fully realize the net deferred tax assets before valuation allowance existing at September 30, 1999, the Company will need to generate future taxable income of approximately $221 million of which $146 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $33 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $7 million will expire in 2018; and $35 million will expire in 2019. Also, the Company will need to generate future capital gains of approximately $42 million prior to 2001, at which time the capital loss carryforward will expire.

                During the year ended September 30, 1999, and as a result of the
            Company utilizing $35 million of capital loss carryforward relating to the sale of SEI, the Company decreased its deferred tax valuation allowance to $32.5 million. A full valuation allowance of $14.8 million is being maintained against the deferred tax asset associated with the capital loss. The remaining balance of $17.7 million represents Management's best estimate of the portion of deferred tax asset associated with temporary differences and NOLs which may not be realized. As a result of adopting SOP 98-5, in 1999, the Company recorded a tax benefit of $13.5 million. Additionally, a net deferred tax asset of $3.7 million was recorded after taking into effect the sale of SEI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.    Debt
                Long-term debt consists of the following at September 30, 1999 and 1998:

            (Dollars in thousands)                                                                      1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Term loan                                                                                $49,000               57,000
            Other debt                                                                                   988                1,188
            Less current maturities                                                                   (8,092)              (8,111)
                                                                                                     -------               ------

                Long-term debt                                                                       $41,896               50,077
            ----------------------------------------------------------------------------------------------------------------------

                The Company's $122 million bank credit facility was amended on
            August 30, 1999 to allow for the sale of SEI. Upon receipt of the proceeds from the sale of SEI, the outstanding principal amount of the Term Loan and a portion of the outstanding revolving credit facility were to be repaid. On September 30, 1999, the Company received the gross proceeds of $85 million from the sale of SEI and on October 1, 1999, the Company repaid all outstanding debt. Subsequent to the sale of SEI the credit facility was adjusted to a $40 million revolving credit facility. The revolving credit facility (subject to borrowing base asset limitations) is available for direct borrowings and/or the issuance of letters of credit. The maturity of the bank credit facility is September 30, 2000. These credit facilities are provided by a group of banks, led by Morgan Guaranty Trust Company of New York.
                The amended credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 5/16% to 7/16% per annum on the unused portion. The terms of the credit facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR), or certificate of deposit rates for various maturities, or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The most restrictive financial covenants of the credit facility include minimum interest coverage, limitations on leverage and minimum tangible net worth. Dividends may not exceed 25% of the Company's consolidated net earnings.
                During 1999 and 1998, the maximum aggregate short-term
            borrowings at any month-end were $42.0 million and $55.5 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $32.5 million and $39.8 million, respectively; and the weighted average interest rates were 6.3% in 1999 and 6.9% in both 1998 and 1997. The letters of credit issued and outstanding under the credit facility totaled $4.8 million and $2.7 million at September 30, 1998 and 1997, respectively. Borrowings under the revolving credit facility were $12.5 million at September 30, 1999.

8. Capital stock
                The 12,782,663 and 12,641,664 common shares as presented in the accompanying consolidated balance sheets at September 30, 1999 and 1998 represent the actual number of shares issued at the respective dates. The Company held 404,625 and 234,025 common shares in treasury at September 30, 1999 and 1998, respectively.
                Pursuant to a Deposit and Trust Agreement (the Trust Agreement),
            all of the outstanding shares of the Company's common stock are held in trust by a trustee on behalf of the persons otherwise entitled to hold the Company's common stock, and such persons, instead, hold common stock trust receipts (Receipts) representing the Company's common stock and associated preferred stock purchase rights (the Rights). Although the trustee is the record holder of the Company's common stock, each holder of a Receipt is generally entitled to all of the rights of a holder of the Company's common stock (including the right to vote and to receive dividends or other distributions), except in certain circumstances. Prior to the September 30, 1999 sale of SEI, if the Company would have failed in certain circumstances to collateralize its obligations to indemnify Emerson with respect to Emerson's guarantees of certain of the Company's government contracts and for so long as such failure continues, Emerson would have had the right to direct the trustee how to vote in the election of directors and certain related matters. In conjunction with the sale of SEI, The Trust Agreement is being dissolved.
                During 1995, the Company adopted the 1994 Stock Option Plan, and in 1991, the Company adopted the 1990 Stock Option Plan (the Option Plans). The Option Plans permit the Company to grant key management employees (1) options to purchase shares of the Company's common stock (or Receipts representing such shares) or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. As long as the Trust Agreement is in effect, an optionee will receive Receipts in lieu of shares. All outstanding options were granted at prices equal to fair market value at the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                Information regarding stock options awarded under the Option
            Plans is as follows:

                                                               1999                         1998                     1997
                                                     -------------------------       --------------------      -------------------

                                                                    ESTIMATED                  Estimated                Estimated
                                                        SHARES     AVG. PRICE       Shares    Avg. Price       Shares  Avg. Price
            ----------------------------------------------------------------------------------------------------------------------

            October 1,                                 953,716        $  8.61      998,486       $  6.18      889,930       $6.04
                Granted                                522,600         $10.76       89,500        $18.14      227,450      $10.78
                Exercised                              (17,270)       $  7.72     (107,964)      $  7.58      (68,371)      $6.87
                Cancelled                              (21,604)        $12.00      (26,306)      $  7.20      (50,523)      $9.28
            ----------------------------------------------------------------------------------------------------------------------

            September 30,                            1,437,442          $9.35      953,716       $  8.61      998,486     $  6.18

            At September 30,
                  Reserved for future grant            242,725
                  Exercisable                          698,464          $9.36      509,559       $  7.46      404,387       $6.18
            ----------------------------------------------------------------------------------------------------------------------

                During 1996, the Company announced a stock repurchase program.
            Under this program, the Company was authorized to purchase up to two million shares of its common stock in the open market through September 30, 1998. Approximately 180,000 shares were repurchased throughout that two-year period. In October 1998, the Company authorized an additional open market repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and will cover a period ending September 29, 2000. Approximately 177,000 shares were repurchased in 1999.
                During 1993 and 1997, the Board of Directors authorized, and the shareholders approved, the Performance Share Plans (the Plans). The maximum number of shares available for issue under the Plans is 875,000 shares. As of September 30, 1999, 856,000 shares have been awarded and 666,522 shares have been earned.
                At September 30, 1999, there were 50,000 shares of restricted stock outstanding and held by certain key executives. These shares will be earned ratably through the period ending September 30, 2001.
                The Company has a Preferred Stock Purchase Rights Plan pursuant to which a dividend of one Right was declared for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one one-hundredth of a share of preferred stock at an initial purchase price of $25. Approximately 120,000 preferred shares are reserved for issuance under this plan. Under certain conditions involving the acquisition of, or an offer for, 20% or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (1) to purchase, at a defined price, common stock of the Company or an acquiring entity at a value twice the defined price, or (2) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until September 30, 2000, unless renewed, redeemed earlier (at one cent per Right), exercised or exchanged under the terms of the plan.
                The Company adopted the disclosure-only provisions of SFAS No.
            123. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards in 1999 and 1998 consistent with the provisions of this Statement, the Company's net earnings and net earnings per share would have been as follows:


                                                                                                          Pro forma (Unaudited)
            (Dollars in thousands, except per share amounts)                                            1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Net earnings                                                                             $24,779               11,221
            Net earnings per share:
                Basic                                                                                   2.01                  .93
                Diluted                                                                                 1.96                  .89
            ----------------------------------------------------------------------------------------------------------------------

                The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: expected dividend yield of 0% in both periods; expected volatility of 35.3% and 37.2%, risk-free interest rate of 5.89% and 4.42%, and expected life based on historical exercise periods of 4.05 years and 4.11 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                To determine the fair value of grants under the Performance
            Share Plans, the probability that performance milestones would be met were applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 10.0% and an annualized volatility of 38.4% and 32.5% in 1999 and 1998, respectively.

9.    Retirement and other benefit plans
                Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are primarily noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations.
                Net periodic benefit cost for the years ended September 30,
            1999, 1998 and 1997 is comprised of the following:

            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Defined benefit plans:
                Service cost                                                        $4.1                 3.5                  3.3
                Interest cost                                                        6.7                 6.1                  5.4
                Expected return on plan assets                                      (7.5)               (6.7)                (5.8)
                Amortization of service costs                                         .3                  .2                   .1
                Net actuarial loss                                                    .8                  .1                   .2
                Curtailment gain                                                    (8.5)                 -                    -
                Settlement loss                                                      2.9                  -                    -
                                                                                     ---                 ---                  ---
                                                                                     ---                 ---                  ---
                  Net periodic benefit cost                                         (1.2)                3.2                  3.2
            Defined contribution plans                                                .7                  .4                   .4
                                                                                     ---                 ---                  ---
              Total                                                                 $(.5)                3.6                  3.6
            ----------------------------------------------------------------------------------------------------------------------

                The Company recognized a curtailment gain and a settlement loss in 1999 as a result of the sale of SEI on September 30, 1999.
                The projected benefit obligation, accumulated benefit
            obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $1.5 million, $1.1 million and zero, respectively, as of September 30, 1999, and $26.3 million, $25.7 million and $20.7 million, respectively, as of September 30, 1998.
                The net benefit obligation of the Company's defined benefit pension plans as of September 30, 1999 and 1998 is shown below:

            (Dollars in millions)                                                                       1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Change in benefit obligation -
              Net benefit obligation at beginning of year                                              $96.0                 77.6
              Service cost                                                                               4.1                  3.4
              Interest cost                                                                              6.7                  6.1
              Plan amendments                                                                             .8                   .1
              Actuarial (gain) loss                                                                     (5.5)                11.7
              Gross benefits paid                                                                       (3.2)                (2.9)
              Divestitures                                                                             (27.9)                  -
              Curtailments                                                                             (10.6)                  -
              Settlements                                                                              (33.3)                  -
                                                                                                         ---                  ---
                    Net benefit obligation at end of year                                              $27.1                 96.0
            ----------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                The plan assets of the Company's defined benefit pension plans at September 30, 1999 and 1998 are shown below:

            (Dollars in millions)                                                                       1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Change in plan assets:
                Fair value of plan assets at beginning of year                                         $77.9                 78.9
                Actual return on plan assets                                                            16.9                  (.8)
                Employer contributions                                                                   3.7                  2.7
                Divestitures                                                                           (66.8)                  -
                Gross benefits paid                                                                     (3.2)                (2.9)
                                                                                                         ---                  ---

                    Fair value of plan assets at end of year                                           $28.5                 77.9
            ----------------------------------------------------------------------------------------------------------------------

                The Company's defined benefit pension plans recognized the following net amounts at September 30, 1999 and 1998:

            (Dollars in millions)                                                                       1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Funded status at end of year                                                                $1.3                (18.1)
            Unrecognized prior service cost                                                               .4                  1.9
            Unrecognized net actuarial (gain) loss                                                      (5.6)                 7.3
                                                                                                         ---                  ---
                    Accrued benefit cost                                                               $(3.9)                (8.9)
                                                                                                         ---                  ---
            Amounts recognized in the balance sheet consist of:
                Prepaid benefit cost                                                                    $ -                    .5
                Accrued benefit cost                                                                    (3.9)                (9.4)
                Additional minimum liability                                                             (.1)                (4.1)
                Intangible asset                                                                          .1                  1.8
                Accumulated other comprehensive income                                                    -                   2.3
                                                                                                         ---                  ---
                    Accrued benefit liability                                                          $(3.9)                (8.9)
            ----------------------------------------------------------------------------------------------------------------------

                Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits.
                The benefit obligations of the defined benefit plans as of
            September 30, 1999 and 1998 were based on discount rates of 7.75% and 6.75%, respectively, and an assumed rate of increase in compensation levels of 4%. The 1999, 1998 and 1997 pension expense for the defined benefit plans was based on a 7.75%, 6.75% and 7.50% discount rate, respectively, a 4% increase in compensation levels, and a 10% expected long-term rate of return on plan assets.
                In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed
            75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees.
                Net periodic postretirement benefit cost is comprised of the following:

            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Service cost                                                           $  .2                  .2                   .2
            Interest cost                                                             .7                 1.1                  1.2
            Net amortization and deferral                                            (.3)                 -                    -
            Curtailment gain recognized                                             (8.7)                 -                    -
                                                                                     ---                 ---                  ---
                Net periodic postretirement benefit cost                           $(8.1)                1.3                  1.4
            ----------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                The net benefit obligation for postretirement benefits at
            September 30, 1999 and 1998 is shown below:

            (Dollars in millions)                                                                       1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Net benefit obligation at beginning of year                                                $16.0                 15.5
            Service cost                                                                                  .2                   .2
            Interest cost                                                                                 .7                  1.1
            Actuarial (gain) loss                                                                       (5.8)                 1.5
            Curtailments                                                                                (8.7)                  -
            Gross benefits paid                                                                         (1.4)                (2.3)
                                                                                                        ----                  ---

                Net benefit obligation at end of year                                                   $1.0                 16.0
            ----------------------------------------------------------------------------------------------------------------------

                The plan assets for postretirement benefits at September 30,
            1999 and 1998 are shown below:

            (Dollars in millions)                                                                       1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Fair value of plan assets at beginning of year                                              $ -                    -
            Employer contributions                                                                       1.4                  2.3
            Gross benefits paid                                                                         (1.4)                (2.3)
                                                                                                         ---                   --

                Fair value of plan assets at end of year                                                $ -                    -
            ----------------------------------------------------------------------------------------------------------------------

                The Company recognized the following net amounts for
            postretirement benefits at September 30, 1999 and 1998:

            (Dollars in millions)                                                                       1999                 1998
            ----------------------------------------------------------------------------------------------------------------------

            Funded status at end of year                                                               $(1.0)               (16.0)
            Unrecognized prior service cost                                                               -                   (.1)
            Unrecognized net actuarial (gain) loss                                                      (4.6)                 1.1
                                                                                                        ----                  ---

                Accrued benefit costs                                                                  $(5.6)               (15.0)
                                                                                                        ----                  ---

            Amounts recognized in the balance sheet consist of -
                Accrued benefit liability                                                              $(5.6)               (15.0)
            ----------------------------------------------------------------------------------------------------------------------

                The net benefit obligation of the plans as of September 30, 1999 and 1998 were based on discount rates of 7.75% and 6.75%, respectively. The September 30, 1999 net benefit obligation was based on a health care cost trend of 6.5% for fiscal 1998, gradually grading down to an ultimate rate of 5.5% by 2002. The September 30, 1998 net benefit obligation was based on a health care cost trend of 7% for fiscal 1997, gradually grading down to an ultimate rate of 5.5% by 2002. A 1% increase in the health care cost trend rate for each year would increase the September 30, 1999 net benefit obligation by approximately $30,000, while a 1% decrease in the health care cost trend rate for each year would decrease the September 30, 1999 net benefit obligation by approximately $35,000.
                The fiscal 1999 and 1998 net periodic benefit costs were based on discount rates of 7.75% and 6.75%, respectively. The net periodic benefit cost was based on an assumed health care cost trend of 6.5% and 7.0% for 1999 and 1998, respectively, gradually grading down to 5.5% by fiscal year 2002. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the fiscal 1999 net periodic benefit cost by approximately $3,600, while a 1% decrease in the health care cost trend rate for each year would decrease the aggregate of the service cost and interest cost components of the fiscal 1999 net periodic benefit cost by approximately $4,400.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   Other financial data
                Items charged to operations during the years ended September 30,
            1999, 1998 and 1997 included the following:

            (Dollars in thousands)                                                  1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Maintenance and repairs                                               $7,078               6,751                5,828
            Salaries and wages                                                   132,671             133,507              113,953
                                                                                ---------              ------              -------

            Research and development costs:
                Company-sponsored                                                 $7,716               5,866                6,161
                Customer-sponsored                                                 8,332              10,201                6,341
                                                                                ---------              ------              -------

                Total                                                            $16,048              16,067               12,502
            ----------------------------------------------------------------------------------------------------------------------

                The increase in 1998 research and development costs is due to the inclusion of Filtertek for the full year and additional expenditures at Rantec.
                Accrued expenses included accrued employee compensation of $6.0 million and $10.2 million at September 30, 1999 and 1998, respectively.

11.   Business segment information
                The Company is organized based on the products and services that it offers. Under this organizational structure, on an ongoing basis, the Company will operate in four principal segments:
            Filtration/Fluid Flow, Test, Communications and Other. Filtration/Fluid Flow operations consist of PTI Technologies Inc.
            (PTI) and Filtertek Inc. (Filtertek). PTI develops and manufactures a wide range of filtration products and is a leading supplier of filters to the commercial aerospace market. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. Test operations consist of EMC Test Systems, L.P. (ETS) and principally involve the design and manufacture of EMC test equipment, test chambers, shielded rooms for high security data processing and secure communication, and electromagnetic absorption materials. Communications operations consist of Distribution Control Systems, Inc. (DCSI) and are principally involved in providing two-way power line communication systems for the utility industry. These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. The Divested Business segment consists of Systems & Electronics Inc. (SEI). As of September 30, 1999, ESCO sold SEI to Engineered Support Systems, Inc. to pursue the Company's strategy of focusing on its commercial businesses. SEI was in the defense systems and electronics business and principally supplied high-capacity aircraft cargo loaders and transportation systems and weapon subsystems to the armed forces. In addition, SEI designed and manufactured launching and guidance systems and airborne radar systems. The Other segment is principally comprised of Rantec Microwave & Electronics, Inc. (Rantec) which designs and manufactures antennas and antenna feeds for wireless communications systems and produces power supplies widely used in high performance displays, such as cockpit instrumentation, engineering workstations and medical imaging. Rantec's microwave antenna business is being offered for sale. Other also includes the operations of Comtrak.
                Accounting policies of the segments are the same as those
            described in the summary of significant accounting policies in Note
            1. The Company evaluates the performance of its operating segments based on operating profit (loss), which is defined as: net sales, less cost of sales, less other charges related to cost of sales, less SG&A expenses and less restructuring charges. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories and fixed assets directly associated with the production processes of the segment. Segment assets also include goodwill. Segment depreciation and amortization is based upon the direct assets listed above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            NET SALES
            Year ended September 30,
            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Filtration/Fluid Flow                                                  $168.9              158.3                123.5
            Test                                                                     34.9               30.6                 26.1
            Communications                                                           24.7               19.0                 13.4
            Other                                                                    14.8               22.2                 20.9
            Divested Business                                                       172.8              135.0                194.6
                                                                                  -------              -----                -----

            Consolidated totals                                                    $416.1              365.1                378.5
            ----------------------------------------------------------------------------------------------------------------------

            OPERATING PROFIT (LOSS)
            Year ended September 30,
            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Filtration/Fluid Flow                                                   $11.9               10.5                  9.6
            Test                                                                      4.0                2.9                  2.6
            Communications                                                            4.0                2.0                  1.0
            Other                                                                   (13.2)                .3                   .6
            Divested Business                                                        10.4               11.2                 13.8
            Reconciliation to consolidated totals (Corporate)                        (2.2)                -                    -
                                                                                  -------              -----                -----

            Consolidated totals                                                     $14.9               26.9                 27.6
            ----------------------------------------------------------------------------------------------------------------------

                The 1999 operating profit (loss) includes $3.9 million of other charges related to cost of sales and $5.1 million of restructuring charges described earlier.
                The filtration/fluid flow segment in 1999 includes $2.2 million of other charges related to cost of sales attributable to the write-off of inventory resulting from the abandonment of the High Pressure Air Reducing Quiet Manifold for surface ships. The remaining $1.7 million balance relates to Rantec and Comtrak, and is included in the Other segment.
                The 1999 restructuring charges of $5.1 million are included in the following segments: the $1.1 million of costs related to exiting the Rantec microwave antenna business area, and the $1.8 million write-off of the license agreement related to the abandonment of the Vehicle Location System at Comtrak are included in the Other segment. The $2.2 million of personnel separation costs are included as a Corporate expense.
                The total nonrecurring charges included in 1999 operating profit
            (loss) amounted to $9.1 million. The Other segment also includes $3.8 million of charges related to cost growth on certain development programs at Rantec power systems.
                The $2.5 million of other charges related to cost of sales in
            1998 related to SEI and is included in Divested Business.

            IDENTIFIABLE ASSETS
            Year ended September 30,
            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Filtration/Fluid Flow                                                  $195.0              203.0                177.2
            Test                                                                     22.2               21.5                 17.0
            Communications                                                           13.9               14.6                  9.7
            Other                                                                    19.2               36.1                 34.0
            Divested Business                                                         -                 80.3                 89.5
            Reconciliation to consolidated totals (Corporate assets)                128.0               53.8                 50.8
                                                                                  -------               ----                 ----

            Consolidated totals                                                    $378.3              409.3                378.2
            ----------------------------------------------------------------------------------------------------------------------

                Corporate assets consist primarily of deferred taxes and cash balances.

            DEPRECIATION AND AMORTIZATION
            Year ended September 30,
            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Filtration/Fluid Flow                                                   $10.7               10.5                  7.5
            Test                                                                      0.9                0.9                  0.7
            Communications                                                            1.2                1.2                  1.1
            Other                                                                     1.2                1.2                  1.0
            Divested Business                                                         3.0                3.6                  4.1
                                                                                    -----               ----                 ----

            Consolidated totals                                                     $17.0               17.4                 14.4
            ----------------------------------------------------------------------------------------------------------------------


            CAPITAL EXPENDITURES, NET
            Year ended September 30,
            (Dollars in thousands)                                                  1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            Filtration/Fluid Flow                                                    $6.3                7.3                  6.4
            Test                                                                      0.2                0.3                  0.4
            Communications                                                            0.3                2.5                  0.3
            Other                                                                     0.4                1.3                  1.0
            Divested Business                                                         1.1                1.5                  2.4
                                                                                     ----               ----                 ----

            Consolidated totals                                                      $8.3               12.9                 10.5
            ----------------------------------------------------------------------------------------------------------------------

            ESCO'S GEOGRAPHIC INFORMATION FOR 1999, 1998 AND 1997 FOLLOWS:
            Net sales to customers
            (Dollars in millions)                                                   1999                1998                 1997
            ----------------------------------------------------------------------------------------------------------------------

            North America                                                          $346.9              313.0                319.7
            Europe                                                                   37.0               37.6                 31.0
            Middle East                                                               3.1                3.9                  6.0
            Far East                                                                 23.5                8.6                 17.8
            Other                                                                     5.6                2.0                  4.0
                                                                                   ------              -----                -----

            Consolidated totals                                                    $416.1              365.1                378.5
            ----------------------------------------------------------------------------------------------------------------------

            LONG-LIVED ASSETS
            (Dollars in millions)                                                   1999                1998
            ----------------------------------------------------------------------------------------------------------------------

            North America                                                           $63.8               89.2
            Europe                                                                    7.5                8.8
                                                                                    -----               ----

            Consolidated totals                                                     $71.3               98.0
            ----------------------------------------------------------------------------------------------------------------------

                Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

12.   Emerson contract guarantees
                Emerson had directly or indirectly guaranteed or was otherwise liable for the performance of most of the Company's contracts with its customers which existed at September 30, 1990 (the Guaranteed Contracts). The Guaranteed Contracts and any potential liability related to these contracts were assumed by the purchaser of SEI at September 30, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   Commitments and Contingencies
                At September 30, 1999, the Company had $7.3 million in letters of credit outstanding as guarantees of contract performance. Subsequent to the sale of SEI, $2.7 million of this amount which relates to SEI will be transferred to the acquirer.
                In 1994, an action was commenced against the Company's Hazeltine subsidiary alleging injury caused by Hazeltine's purported release of hazardous materials. The Company believes that no one and no property were injured by any release of hazardous substances from Hazeltine's plant. In 1996, the plaintiffs filed a motion to be certified as a class. The motion was denied and the plaintiffs appealed. The appellate court affirmed the denial. Based upon the current facts, the Company is not able to estimate the probable outcome. Therefore, no provision for this litigation has been made in the accompanying consolidated financial statements. Management believes the Company will be successful in defending this action and that the outcome will not have a material adverse effect on the Company's financial statements. This contingent liability was retained by the Company when Hazeltine was divested in 1996.
                As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of management, final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.

14. Other Charges related to cost of sales
                Other charges related to cost of sales of $3.9 million in 1999 represent the write-off of inventory related to the strategic abandonment of the High Pressure Air Reducing Quiet Manifolds for surface ships ($2.2 million) and the Vehicle Location Systems ($.6 million) business areas. Additionally, the Company wrote down the Rantec microwave antenna product line inventory ($1.1 million) to net realizable value as a result of the anticipated sale of that business area.
                Other charges related to cost of sales of $2.5 million in 1998 resulted from the Company's settlement of a long-standing contract dispute on the original M1000 tank transporter program at SEI.

15.   Quarterly financial information (Unaudited)

            (Dollars in thousands,                                      First       Second         Third       Fourth      Fiscal
            except per share amounts)                                 Quarter      Quarter       Quarter      Quarter        Year
            ----------------------------------------------------------------------------------------------------------------------

            1999
            Net sales                                                $ 88,193       96,214       113,978      117,717     416,102
            Gross profit                                               22,894       25,036        27,951       18,613      94,494
            Net earnings before accounting change                       1,515        2,047         4,072       42,821      50,455
            Net earnings                                              (23,494)       2,047         4,072       42,821      25,446
            Earnings per share before accounting change:
                Basic                                                     .12          .17           .33         3.46        4.09
                Diluted                                                   .12          .16           .32         3.36        4.00
            ----------------------------------------------------------------------------------------------------------------------

            1998
            Net sales                                                $ 78,077       86,030        98,236      102,740     365,083
            Gross profit                                               22,029       24,596        25,641       22,985      95,251
            Net earnings                                                2,610        3,240         3,847        1,599      11,296
            Earnings per share:
                Basic                                                     .22          .27          .32           .13         .94
                Diluted                                                   .21          .26          .31           .12         .90
            ----------------------------------------------------------------------------------------------------------------------

                Gross profit is computed as net sales, less cost of sales, less other charges related to cost of sales. The 1999 first quarter reflects the impact of adopting SOP 98-5. The 1999 fourth quarter reflects the impact of the SEI divestiture and the nonrecurring costs incurred.

            INDEPENDENT AUDITOR'S REPORT


            THE BOARD OF DIRECTORS AND SHAREHOLDERS
            ESCO ELECTRONICS CORPORATION:
                We have audited the accompanying consolidated balance sheets of
            ESCO Electronics Corporation and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Electronics Corporation and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.
                As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," in 1999.


            KPMG LLP


            St. Louis, Missouri
            November 10, 1999

FIVE-YEAR FINANCIAL SUMMARY

            (Dollars in millions, except per share amounts)              1999 (1)     1998 (2)     1997 (3)     1996 (4)    1995 (5)
            ----------------------------------------------------------------------------------------------------------------------

            For years ended September 30:
                Net sales                                               $416.1        365.1        378.5        438.5       441.0
                Interest expense                                           6.5          7.7          5.2          4.8         5.5
                Earnings (loss) before income taxes                       63.5         16.3         17.9         14.8       (29.5)
                Net earnings (loss) before accounting change              50.5         11.3         11.8         26.1       (30.3)
                Net earnings (loss)                                       25.5         11.3         11.8         26.1       (30.3)

            Earnings (loss) per share:
                Earnings (loss) before accounting change:
                    Basic                                                4.09           .94         1.00         2.32       (2.76)
                    Diluted                                              4.00           .90          .96         2.26       (2.76)
                Net earnings (loss)
                    Basic                                                2.06           .94         1.00         2.32       (2.76)
                    Diluted                                              2.02           .90          .96         2.26       (2.76)
            As of September 30:
                Working capital                                           95.3         60.3         62.3         86.2        71.4
                Total assets                                             378.4        409.3        378.2        307.8       378.0
                Long-term debt                                            41.9         50.1         50.0         11.4        23.5
                Shareholders' equity                                     248.7        224.1        205.0        191.1       182.3
            ----------------------------------------------------------------------------------------------------------------------

            (1) Includes the gain on sale of SEI, accounting change, $5.1 million of restructuring charges, and $3.9 million of other charges related to cost of sales.

            (2) Includes the acquisitions of Euroshield (December 31,1997) and
                AMT (July 1, 1998) (see Footnote 2 of Notes to Consolidated Financial Statements).

            (3) Includes the acquisition of Filtertek in February 1997 (see
                Footnote 2 of Notes to Consolidated Financial Statements).

            (4) Includes the sale of Hazeltine; $25.3 million of other charges related to cost of sales; and includes an adjustment to the income tax valuation reserve.

            (5) Includes $16.5 million of other charges related to cost of sales and a change in accounting estimate.



--------------------------------------------------------------------------------

COMMON STOCK MARKET PRICES


                The Company's common stock trust receipts and the underlying common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the Company's common stock for each quarter of 1999 and 1998.

                                                        1999                      1998
                           -------------------------------------------------------------------
                           Quarter               HIGH          LOW          High          Low
                           -------------------------------------------------------------------
                           First                11 3/4        8 3/4       19 15/16      163/16
                           Second               11 1/4        9 3/16      18 7/16       16
                           Third                11 7/8       10 1/8       20 3/4        165/8
                           Fourth               13 3/8       11 3/4       19 5/16        85/8
                           -------------------------------------------------------------------

SHAREHOLDER'S SUMMARY


            CAPITAL STOCK INFORMATION

                ESCO Electronics Corporation common stock trust receipts (and the underlying common stock and associated preferred stock purchase rights) (symbol ESE) are listed on the New York Stock Exchange.

                There were approximately 8,178 holders of record of trust
            receipts representing shares of common stock at September 30, 1999.