Form 10-K405, Exhibit 13
period 2000-09-30
ESCO TECHNOLOGIES INC
filed 2000-12-22
CIK 866706

                                                                     EXHIBIT 13

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

INTRODUCTION

      ESCO Technologies Inc. (ESCO, the Company) operates principally in four business segments: Filtration/Fluid Flow, Test, Communications and Other. ESCO develops, manufactures and markets a broad range of filtration products used in the separation, purification and processing of liquids and gases. The Company's engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include semiconductor production processes, blood collection, water purification, food and beverage processing, oil production and removal of contaminants in fuel, lube and hydraulic systems. ESCO is a leading supplier of radio frequency (RF) shielding and test products. The rapid proliferation of electronics equipment, particularly wireless communication products, has increased the need to shield critical equipment from increasing levels of RF energy present in the atmosphere, and to perform more stringent electromagnetic compatibility (EMC) testing of all new electronic products. The Company's Communications segment provides a well-proven communications system called TWACS(R) to the electric utility industry. The TWACS(R) system is currently used primarily for automatic meter reading (AMR), but also provides a ready conduit into the home for future applications.

      As part of Management's strategy to narrow the Company's product/market focus, ESCO's last major defense business, Systems & Electronics Inc. was sold on September 30, 1999 to Engineered Support Systems, Inc. (ESSI) for $85 million in cash, less working capital adjustments. In addition, the Company sold the Rantec microwave antenna business in February 2000 for $2.1 million in cash, plus contingent consideration based on its future operating results over the next two years.

      The ongoing business segments are comprised of the following operating entities:

      - Filtration/Fluid Flow: PTI Technologies Inc. (PTI) and Filtertek Inc. (Filtertek),

      - Test: EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren),

      - Communications: Distribution Control Systems, Inc. (DCSI) and Comtrak Technologies, L.L.C. (Comtrak),

      -  Other: Rantec Power Systems Inc. (Rantec),

      - Systems & Electronics Inc. (SEI) is included as a divested business in 1999.

      ESCO enters the new millennium with meaningful growth prospects in its primary served markets, and a substantially lower risk profile with the divestitures of the defense businesses. It is a more focused Company with considerable financial flexibility.

      Management is committed to delivering shareholder value through internal growth, selective acquisitions and share repurchase when warranted.

HIGHLIGHTS OF 2000

      Fiscal 2000 marked the beginning of "the new ESCO". Sales for the year ended September 30, 2000 increased $56.9 million, or 23% to $300.2 million over 1999 "adjusted" sales of $243.3 million mainly due to new product introductions and contributions from the fiscal 2000 acquisitions. Fiscal 2000 acquisitions contributed $25.7 million to the sales growth in 2000, while organic growth accounted for $31.2 million or 12.8%. Operating profit increased to $30.1 million, or 10% of net sales in fiscal 2000.

      Fiscal 2000's net earnings, as reported, were $1.33 per share. In 2000, the Company sold properties in Riverhead, NY and Calabasas, CA, thereby, converting into cash properties retained after divestitures. Excluding the gains on the sales of these properties, fiscal 2000 net earnings from operations were $1.11 per share compared to 1999 "adjusted" net earnings of $0.61 per share.

      The Company successfully completed three acquisitions during 2000 which were accretive to current year earnings, including Lindgren, Holaday Industries, Inc. (Holaday), and the Eaton Space Products business located in El Segundo, CA (Eaton). The Lindgren and Holaday operating results are included within the Test segment and the Eaton results are included within the Filtration/Fluid Flow segment.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


RECAP OF 1999 STRATEGIC ACTIONS

   RECONCILIATION OF ADJUSTED NET INCOME - 1999

         In conjunction with the divestiture of SEI, the Company took a number of actions at September 30, 1999 to further sharpen its focus on its primary served markets, including actively pursuing the sale of its Rantec microwave antenna business, which was sold in February 2000. Other actions included abandoning the active pursuit of certain business areas, exiting non-core, underperforming businesses, and restructuring the corporate overhead of the Company. Specifically, the Company planned to discontinue its investment in High Pressure Air Reducing Quiet Manifolds for surface ships (Filtration/Fluid Flow segment) as well as its Vehicle Location Systems (Communications segment), and reduce ongoing operating costs.

         The following table is not intended to present 1999 net earnings as defined within generally accepted accounting principles (GAAP), and is presented for informational purposes only.

         The table provides a reconciliation between the 1999 reported results of operations and what Management believes the 1999 operating results may have been after removing certain nonrecurring items and assuming that all of the actions taken during 1999 to reorient the business were complete at the beginning of the period. Management believes the estimated 1999 adjusted operating results provide a meaningful presentation for purposes of analyzing ESCO's ongoing financial performance. The estimated adjusted net earnings may not be indicative of future performance.

                                                    1999       Elimination        Adjusting             1999
(Dollars in millions, rounded)               As Reported         of SEI(a)            Items       As Adjusted
--------------------------------------------------------------------------------------------------------------
Net sales                                        $ 416.1             172.8               --           $ 243.3
                                                 -------           -------          -------           -------
  Cost of sales                                    317.7             139.6             (2.0)(b)         176.1
  Other charges related to cost of sales             3.9                --             (3.9)(c)            --
  SG&A expenses                                     74.4              21.6               .8(d)           53.6
  Interest expense (income)                          6.5                .6             (8.2)(e)          (2.3)
  Other, net                                         4.9                .3              (.3)(c)           4.3
  Restructuring charges                              5.1                --             (5.1)(c)            --
  Gain on sale of SEI                              (59.9)               --             59.9(c)             --
                                                 -------           -------          -------           -------
    Total costs and expenses                       352.6             162.1             41.2             231.7
                                                 -------           -------          -------           -------
Earnings before tax                                 63.5              10.7            (41.2)             11.6

Income tax expense                                  13.0               3.7             (5.4)(f)           3.9
                                                 -------           -------          -------           -------
Net earnings before accounting change               50.5               7.0            (35.8)              7.7
                                                 -------           -------          -------           -------
Cumulative effect of accounting change,
  net of tax                                       (25.0)               --             25.0(c)             --
                                                 -------           -------          -------           -------

    Net earnings                                 $  25.5               7.0            (10.8)          $   7.7
                                                 =======           =======          =======           =======

Diluted EPS                                      $  2.02                                              $   .61
==============================================================================================================


(a) Represents the operations of SEI which were included in the 1999 GAAP reported results of operations.

(b) Represents the 1999 operating results of Rantec's microwave antenna business which was being offered for sale and was sold in February 2000. Fiscal 1999 net sales included $4.9 million related to Rantec's microwave antenna business.

(c) Represents the elimination of the nonrecurring items: includes the gain related to the divestiture of SEI, other charges related to the strategic initiatives described on the following page, and the accounting change (SOP 98-5) adopted in the 1999 first quarter.

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

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


   OTHER CHARGES RELATED TO COST OF SALES, RESTRUCTURING CHARGES AND GAIN ON SALE OF SEI - 1999

         During the fourth quarter of fiscal 1999, the Company implemented a major portion of its strategic operating plan. Its previously communicated strategy was to transform the Company from a primarily defense-oriented business to a supplier of engineered products used in industrial and commercial applications. As a result of implementing Management's strategic actions, the Company recognized certain nonrecurring items in the 1999 fourth quarter results of operations.

         These defined actions in 1999 resulted in $3.9 million of other charges related to cost of sales and $5.1 million of restructuring charges. In addition, the Company recorded a gain on the sale of SEI of $59.9 million.

         The 1999 other charges related to cost of sales represent the write-off of inventory related to the abandonment of High Pressure Air Reducing Quiet Manifolds for surface ships ($2.2 million) and the Vehicle Location Systems ($.6 million) business. Additionally, the Company wrote down the Rantec microwave antenna product line inventory ($1.1 million) to net realizable value as a result of that business area being offered for sale. This business was sold in February 2000.

         The 1999 restructuring charges are comprised of the following: costs related to exiting the microwave antenna business area ($1.1 million); a write-off of the license agreement ($1.8 million) related to the abandonment of the Vehicle Location System business; and certain personnel separation costs ($2.2 million).

         The gain on the sale of SEI of $59.9 million is calculated as: the gross proceeds of $85 million; less SEI's net book value of $30.6 million; less working capital adjustments of $4.0 million; less transaction related expenses of $4.9 million; plus the $14.4 million curtailment gain related to pension and retiree medical liabilities transferred to the buyer.

         The other charges related to cost of sales noted above are included in the calculation of 1999 gross profit discussed below.

RESULTS OF OPERATIONS

      NET SALES

         Net sales of $300.2 million in 2000 decreased $115.9 million (28%) from reported net sales of $416.1 million in 1999 due to the divestiture of SEI. The prior year amount included SEI sales of $172.8 million. Excluding SEI from the prior year amounts, 2000 net sales increased $56.9 million (23%) over 1999 "adjusted" net sales of $243.3 million. Filtration/Fluid Flow, Test and Communications all had increased sales volume in 2000. Current year acquisitions contributed $25.7 million (10.6%) to the sales growth in 2000, while organic growth accounted for $31.2 million (12.8%).

         Net sales of $416.1 million in 1999 increased $51 million (14%) from net sales of $365.1 million in 1998, primarily due to an increase in sales at SEI, which was divested on September 30, 1999.

      FILTRATION/FLUID FLOW

         Net sales of $181.7 million in 2000 were $12.8 million (7.6%) higher than net sales of $168.9 million in 1999. The increase was primarily the result of new product introductions and increases in microfiltration sales. Increased shipments of disposable water filter cartridges also contributed to the sales growth. The Company's microfiltration businesses contributed approximately $4.7 million of additional sales in 2000, primarily due to increased shipments to the semiconductor market. The current year acquisition of Eaton contributed approximately $3.4 million to the increase in sales.

         Net sales of $168.9 million in 1999 increased $10.6 million (6.7%) from net sales of $158.3 million in 1998, primarily due to new product introductions and increases in microfiltration sales.

      TEST

         Net sales of $63.0 million in 2000 were $28.1 million (80.5%) higher than net sales of $34.9 million in 1999. The 1999 sales increased $4.3 million over the $30.6 million in sales recorded in 1998. The increase in 2000 over 1999 is primarily due to the current year acquisitions, which contributed $22.1 million. The remaining increase in 2000 over 1999, as well as the 1999 increase over 1998 primarily is the result of additional EMC test chamber business at ETS. Sales were significantly impacted by additional revenue relating to the $21 million contract

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


      awarded in 1999 by General Motors to design and build an EMC test complex in Milford, Michigan. The General Motors contract contributed approximately $13.2 million and $3.1 million to sales in 2000 and 1999, respectively. This contract is expected to be completed in 2001.

      COMMUNICATIONS

         Net sales of $42.7 million in 2000 were $16.9 million (65.5%) higher than net sales of $25.8 million in 1999. The 1999 sales increased $6.7 million over the $19.1 million in sales recorded in 1998. The increase in 2000 over 1999, as well as the 1999 increase over 1998, primarily is the result of increased shipments to the Puerto Rico Electric Power Authority (PREPA), Wisconsin Public Service Corporation (WPS) and various electric utility Cooperatives (Coops). The current contract with PREPA to provide Automatic Meter Reading (AMR) systems using proprietary power line communications technology is valued at more than $50 million over a three-year period ending in 2001. The Company is anticipating a significant follow-on order to this contract.

      OTHER

         Sales were $12.8 million, $13.7 million and $22.1 million in 2000, 1999 and 1998, respectively. The decrease in sales in 2000 versus 1999, as well as 1999 versus 1998, is due to the decrease in sales of the Rantec microwave antenna business, which was sold in February 2000. Sales for Rantec Power Systems represented approximately $10.7 million in 2000 and $10.2 million in 1999.

      ORDERS AND BACKLOG

         Firm order backlog was $145.4 million at September 30, 2000, compared to $142.9 million at September 30, 1999. Orders totaling $288.7 million were received in 2000, compared with $247.5 million in 1999. The majority of the orders in 2000 related to Filtration/Fluid Flow products. In addition, fiscal 2000 acquisitions contributed approximately $21.0 million in backlog. The February 2000 sale of the Rantec microwave business resulted in a decrease in backlog of $6.3 million.

      GROSS PROFIT

         The Company computes gross profit as: net sales, less cost of sales, less other charges related to cost of sales. The gross profit margin is the gross profit divided into net sales, expressed as a percentage.

         The gross profit margin was 30.6%, 22.7% and 26.1% in 2000, 1999 and 1998, respectively. The "adjusted" gross profit margin for fiscal 1999 was 27.6%. The increase in 2000 compared to the reported 1999 results is due primarily to the lower margins in 1999 related to the defense businesses. Gross profit margin increased in 2000 compared to "adjusted" 1999 results due to operational improvements in all four operating segments, including favorable changes in sales mix and product pricing as well as successful cost containment programs.

         The decrease in reported 1999 gross profit margin versus 1998 is primarily the result of operating inefficiencies experienced at Rantec.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses (SG&A) for 2000 were $61.8 million, or 20.6% of net sales, compared with $74.4 million, or 17.9% of net sales, for 1999. "Adjusted" SG&A expenses were $53.6 million, or 22.0% of net sales in 1999. The 2000 SG&A expenses included $ 4.9 million of additional expenses related to the current year acquisitions. The percentage decrease from "adjusted" 1999 SG&A expenses is the result of favorable leverage achieved on the higher sales volume.

         SG&A expenses in 1999 were $74.4 million, or 17.9% of net sales, compared with $68.3 million, or 18.7% of net sales, for 1998. The 1999 SG&A expenses included $3.2 million of additional expenses related to acquisitions in 1998 and are included in 1999 for the entire year versus a partial year in 1998. The percentage decrease in 1999 is the result of higher sales throughout the Company available to cover certain fixed costs.

      OPERATING PROFIT

         In accordance with Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), the Company defines operating profit as net sales, less cost of sales, less other charges related to cost of sales, less SG&A expenses and less restructuring charges. Operating profit, as defined by the Company, excludes certain costs which are included in Other costs and expenses, net, in the consolidated statements of operations, and which would be included in the determination

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


      of operating income as defined within generally accepted accounting principles. These items are discussed in the respective segment information below.

         Operating profit of $30.1 million (10% of net sales) in 2000 increased $15.2 million (102%) from $14.9 million in 1999. The prior year operating profit amount included $10.4 million related to SEI. Current year operating profit increased $16.5 million over prior year "adjusted" operating profit of $13.6 million. In 2000, all operating segments experienced improvements in operating profit, in both dollar amount and as a percentage of net sales.

         Operating profit of $14.9 million in 1999 decreased $12.0 million from operating profit of $26.9 million in 1998 primarily due to the 1999 special charges, including $3.9 million of other charges related to cost of sales, and the $5.1 million of restructuring charges.

      FILTRATION/FLUID FLOW

         Operating profit of $16.6 million (9.1% of net sales) in 2000 was $4.7 million (39.5%) higher than operating profit of $11.9 million (7.0% of net sales) in 1999. The increase was primarily the result of new product introductions and increases in microfiltration profitability. Increased shipments of disposable water filter cartridges also contributed to the growth in profitability.

         Operating profit of $11.9 million in 1999 was $1.4 million (13.3%) higher than operating profit of $10.5 million in 1998. The 1999 Filtration/Fluid Flow amounts include the $2.2 million of nonrecurring charges related to the abandonment of the surface ship manifolds. The recurring increase in profitability was primarily the result of new product introductions and increases in microfiltration profitability. Aerospace and industrial products experienced a slight decline during 1999 due to weaker demand in these markets.

         Included in Other costs and expenses, net, in 2000 are approximately $2.0 million of net costs related to the Filtration/Fluid Flow segment as a result of the following: the consolidation of PTI's filtration businesses into new facilities in Oxnard, California; expenses related to the planned upgrade of production equipment to improve manufacturing efficiency at Filtertek; and costs related to the 1998 acquisition of AMT.

      TEST

         Operating profit of $6.9 million (11.0% of net sales) in 2000 was $2.9 million (72.5%) higher than operating profit of $4.0 million (11.5% of net sales) in 1999. The 1999 operating profit increased $1.1 million (37.9%) over the $2.9 million of operating profit recorded in 1998. The increase in 2000 over 1999, as well as the 1999 increase over 1998, primarily was the result of contributions from the General Motors contract. Fiscal 2000 was also favorably impacted by the current year acquisitions of Lindgren and Holaday.

         Included in Other costs and expenses, net, in 2000, is approximately $1 million of costs primarily related to the write-off of an investment in a third party EMC related start-up company which filed bankruptcy in 2000.

      COMMUNICATIONS

         Operating profit of $8.9 million (20.8% of net sales) in 2000 was $9.3 million higher than operating profit of $(0.4) million in 1999. The significant increase in operating profit in 2000 is the result of significantly higher shipments of AMR equipment at DCSI. The 1999 operating profit decreased $0.8 million from the $0.4 million in operating profit recorded in 1998, primarily due to certain nonrecurring charges at Comtrak recorded in 1999 as mentioned earlier.

      OTHER

         Operating profit was ($0.3) million, ($8.8) million and $1.9 million in 2000, 1999 and 1998, respectively. The change in operating profit in 2000 as compared to 1999 is mainly related to the improved operations of Rantec. The decrease in 1999 is the result of the nonrecurring charges related to Rantec's microwave antenna business prior to its sale, and significant cost growth on certain development programs at Rantec Power Systems.

      INTEREST EXPENSE

         Interest expense decreased to $0.4 million in 2000 from $6.5 million in 1999, primarily as a result of lower outstanding average borrowings throughout 2000. All outstanding debt from fiscal 1999 was repaid in October 1999 from the proceeds of the sale of SEI, except for the $1 million of foreign debt.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


         Interest expense decreased to $6.5 million in 1999 from $7.7 million in 1998, primarily as a result of lower outstanding average borrowings throughout 1999. The timing of operating cash flows throughout 1999 also decreased the average outstanding borrowings.

      OTHER COSTS AND EXPENSES, NET

         Other costs and expenses, net, were $5.0 million compared to $4.9 million in 1999. The 2000 net amount consists of the following items (in millions):


      Filtration/Fluid Flow segment costs, described above           $  2.0
      Test segment costs, described above                               1.0
      Amortization of intangible assets, including goodwill             3.9
      Other miscellaneous costs                                         1.1
                                                                     ------
        Total other expenses                                            8.0
                                                                     ------
      Less: Gain on sale of Riverhead, NY property                     (2.2)
      Less: Gain on sale of Calabasas, CA property                     (0.8)
                                                                     ------
        Total other income                                             (3.0)
                                                                     ----
      Other costs and expenses, net, as reported                     $  5.0
                                                                     ------


         Other costs and expenses, net, increased in 1999 to $4.9 million from $2.9 million in 1998, primarily due to the $1.6 million PTI lease surrender payment recorded as income in 1998. The remainder of other costs and expenses, net, increased in 1999 due to additional goodwill amortization related to the 1998 acquisitions.

      INCOME TAX EXPENSE

         Income tax expense of $7.9 million for 2000 reflects current tax expense of $0.3 million, deferred tax expense of $6.3 million, and foreign, state and local tax expense of $1.4 million. Income tax expense of $13.0 million for 1999 reflects deferred tax expense of $11.6 million and foreign, state and local tax expense of $1.4 million. Income tax expense of $5.1 million for 1998 reflects deferred tax expense of $6.1 million and foreign, state and local tax benefits of ($1.0) million.

         Based on the Company's historical pretax income, together with the projection of future taxable income, Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax asset existing at September 30, 2000. In order to realize the aforementioned net deferred tax asset before valuation allowance, the Company will need to generate future taxable income of approximately $189 million, of which $138 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $20 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $7 million will expire in 2018; and $40 million will expire in 2019. The net operating loss carryforward may be used to reduce future income tax cash payments.

         In 2000, as a result of the sale of the Rantec property in Calabasas, California, as well as a result of certain residual tax effects related to the sale of SEI in 1999, the Company utilized approximately $9 million of the remaining $42 million capital loss carryforward available from the sale of its Hazeltine subsidiary in 1996. At September 30, 2000, the Company had a capital loss carryforward for tax purposes of approximately $33 million. This capital loss carryforward may be used as a reduction of future capital gains recognized by the Company, at which time the Company may realize additional tax benefits. Any unused capital loss carryforward will expire in 2001.

         The Company's deferred tax valuation allowance of $28.4 million at September 30, 2000, was comprised of $16.9 million, which represents Management's best estimate of the portion of the deferred tax asset associated with temporary differences and NOLs which may not be realized due to limitations on future use, and a full valuation reserve in the amount of $11.5 million for the portion of the deferred tax asset represented by the capital loss carryforward.

         The effective tax rate in 2000 was 32.0% compared with 20.5% in 1999. The 2000 effective tax rate was favorably impacted by the decrease in the deferred tax valuation allowance resulting from the 1999 sale of SEI, as well as the 2000 sales of the Riverhead, New York and Calabasas, California properties. An analysis of the effective tax rates for 2000, 1999 and 1998 is included in the notes to consolidated financial statements.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


      CHANGE IN ACCOUNTING PRINCIPLE - 1999

         The Company adopted the provisions of Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities" in the first quarter of fiscal 1999 which resulted in a non-cash, after-tax charge of approximately $25 million, which was recognized as a cumulative effect of an accounting change.

         The after-tax charge related to precontract, start-up and organization costs incurred in anticipation of specific future contract awards which were based on specific customer identified requirements. The after-tax charge is comprised of the following programs: the Tunner 60K aircraft cargo loader at SEI ($17.2 million), the Automatic Vehicle Location System at Comtrak ($2 million), the advanced video surveillance system (Securvision(R)) at Comtrak ($2 million), the Seawolf (U.S. Navy attack submarine) valve and manifold ship set program at VACCO Industries ($1.9 million), and other minor programs which aggregated to $1.9 million.

CAPITAL RESOURCES & LIQUIDITY

         Working capital decreased to $55.7 million at September 30, 2000 from $95.3 million at September 30, 1999. The decrease is primarily due to the use of cash to repay all of the debt outstanding at September 30, 1999, except for the foreign debt of approximately $1 million. Accounts receivable increased $20.3 million mainly due to the recent acquisitions which contributed approximately $9.4 million. Additionally, accounts receivable increased $7.0 million in the Company's Communications segment resulting from the increase and timing of sales to PREPA. Inventory increased approximately $4.9 million, net, mainly due to recent acquisitions which contributed approximately $6.4 million.

         Net cash provided by operating activities was $20.0 million in 2000 compared to $25.9 million in 1999. Net cash provided by operating activities in fiscal 2000 increased $5.4 million from the 1999 adjusted amount of $14.6 million, which excludes $11.3 million related to SEI. The increase in 2000 is primarily due to the Company's ongoing asset management initiatives.

         Net cash provided by operating activities increased in 1999 to $25.9 million from $20.3 million in 1998. The increase in 1999 was driven by the improvement in cash flow from working capital, primarily the lower investment in inventory.

         Capital expenditures of $10.4 million, $8.3 million and $12.9 million, in 2000, 1999 and 1998, respectively, primarily included manufacturing equipment. Capital expenditures related to SEI were $1.1 million and $1.5 million in 1999 and 1998, respectively. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2000.

         At September 30, 2000, the Company had available a net operating loss
      (NOL) carryforward for tax purposes of approximately $138 million. This NOL will expire beginning in year 2006 and ending in year 2019, and will be used to reduce future Federal income tax cash payments.

      ACQUISITIONS/DIVESTITURES

         On June 2, 2000, the Company purchased Holaday Industries, Inc. ("Holaday") for approximately $4 million in cash. Holaday is a leading supplier of specialty measurement probes to the EMC test, health and safety, and microwave markets. The business, headquartered in Eden Prairie, Minnesota, has annual sales of approximately $5.5 million. The operating results for Holaday, since the date of acquisition, are included within the Company's Test segment. The goodwill recorded as a result of the transaction is being amortized over 20 years.

         On April 9, 2000, the Company acquired all of the outstanding common stock of The Curran Company (doing business as Lindgren RF Enclosures, Inc.) and Lindgren, Inc. (doing business through its subsidiary, Rayproof Ltd.) (collectively "Lindgren") for approximately $22 million in cash plus additional consideration based upon the future performance of Lindgren. Lindgren has annual sales in excess of $40 million and is a leading supplier of radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems and electronic products. Lindgren is headquartered near Chicago, Illinois and operates facilities in Wisconsin, Florida, and the United Kingdom. The operating results for Lindgren, since the date of acquisition, are included within the Company's Test segment. The goodwill recorded as a result of the transaction is being amortized over 20 years.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS

         On March 31, 2000, the Company acquired the Eaton Space Products business located in El Segundo, CA (Eaton), for approximately $6 million in cash. Eaton manufactures specialty valves and other fluid flow components for satellite launch vehicles and aircraft applications. With annual sales of approximately $7 million, this business has been integrated into the Company's Filtration/Fluid Flow segment. The goodwill recorded as a result of the transaction is being amortized over 20 years.

         In February 2000, the Company completed the sale of its microwave antenna product line, which had historically operated as part of Rantec Microwave & Electronics, Inc. The operating results for this business, prior to the divestiture, have been included within the Company's Other segment. The Company transferred the contract order backlog and operating assets of the microwave antenna business for $2.1 million in cash, plus contingent consideration based on their future operating results over the next two years. In addition, in September 2000, the Company sold the land and buildings in Calabasas, CA related to this business for approximately $6 million.

         In December 1999, the Company sold the Riverhead, NY property, used by the Company's former Hazeltine subsidiary. The property was sold for $2.6 million, consisting of $0.5 million in cash and a $2.1 million interest-bearing, note receivable due in June 2001.

         On September 30, 1999, the Company sold SEI to Engineered Support Systems, Inc. (ESSI) for $85 million in cash, less working capital adjustments.

         On July 1, 1998, the Company completed the acquisition of Advanced Membrane Technology, Inc. (AMT) headquartered in San Diego, California. The transaction involved the purchase of AMT common stock for approximately $7 million in cash plus approximately 450,000 shares of ESCO common stock valued at $8.6 million. The goodwill recorded as a result of the transaction is being amortized over 20 years.

      BANK CREDIT FACILITY

         On April 11, 2000, the Company entered into a new $75 million revolving credit facility replacing its previous $40 million credit facility. The Company has the option to increase the credit facility to $100 million through April 11, 2002. The revolving credit facility is available for direct borrowings and/or the issuance of letters of credit. The maturity of the new bank credit facility is April 11, 2005. The new credit facility is provided by a group of five banks, led by Bank of America. At September 30, 2000, the Company had approximately $63 million available to borrow under the credit facility as well as $5.6 million of cash on hand.

         The new credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA.

         Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

      SHARE REPURCHASE

         In 1996, the Company authorized an open market share repurchase program for up to two million shares of common stock over a period ended September 30, 1998. Approximately 180,000 shares were repurchased throughout that two-year period. During 1999, the Company authorized an additional open market repurchase program of up to 1.3 million shares, which was subject to market conditions and other factors and covered the period ended September 29, 2000. Approximately 516,000 and 177,000 shares were repurchased in 2000 and 1999, respectively. In June 2000, the Company initiated an odd lot share repurchase program which extended through September 2000 whereby the Company repurchased approximately 25,000 shares.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


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

         The Company is subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. The Company hedges some foreign currency commitments by purchasing foreign currency forward contracts.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 30,
(Dollars in thousands, except per share amounts)                 2000                1999                1998
----------------------------------------------------------------------------------------------------------------
Net sales                                                     $300,157             416,102             365,083

Costs and expenses:
   Cost of sales                                               208,263             317,681             267,332
   Other charges related to cost of sales                           --               3,927               2,500
   Selling, general and administrative expenses                 61,819              74,429              68,326
   Interest expense                                                359               6,460               7,703
   Other, net                                                    4,980               4,871               2,875
   Restructuring charges                                            --               5,145                  --
   Gain on sale of SEI                                              --             (59,867)                 --
                                                              --------             -------             -------
      Total costs and expenses                                 275,421             352,646             348,736
                                                              --------             -------             -------

Earnings before income tax                                      24,736              63,456              16,347

Income tax expense                                               7,917              13,001               5,051
                                                              --------             -------             -------
Net earnings before accounting change                           16,819              50,455              11,296
Cumulative effect of accounting change, net of tax                  --             (25,009)                 --
                                                              --------             -------             -------
         Net earnings                                         $ 16,819              25,446              11,296
================================================================================================================

Earnings per share:
   Net earnings before accounting change:
      Basic                                                   $   1.37                4.09                 .94
      Diluted                                                     1.33                4.00                 .90
                                                              ========             =======             =======
   Net earnings:
      Basic                                                   $   1.37                2.06                 .94
      Diluted                                                     1.33                2.02                 .90
                                                              ========             =======             =======
Average common shares outstanding (in thousands):

      Basic                                                     12,307              12,332              12,015
      Diluted                                                   12,668              12,614              12,550
================================================================================================================

See accompanying notes to consolidated financial statements.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
CONSOLIDATED BALANCE SHEETS


As of September 30,
(Dollars in thousands)                                                                2000               1999
------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                        $  5,620             87,709
   Accounts receivable, less allowance for doubtful accounts of $1,309
      and  $574 in 2000 and 1999, respectively                                        58,982             38,669
   Costs and estimated earnings on long-term contracts, less progress
      billings of $15,139 and $11,778 in 2000 and 1999, respectively                   6,141              4,019
   Inventories                                                                        44,457             39,590
   Other current assets                                                                3,009              3,559
                                                                                    --------            -------
      Total current assets                                                           118,209            173,546
                                                                                    --------            -------

PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                                                          2,545             10,582
   Buildings and leasehold improvements                                               27,477             29,007
   Machinery and equipment                                                            65,564             65,988
   Construction in progress                                                            3,821              4,186
                                                                                    --------            -------
                                                                                      99,407            109,763
   Less accumulated depreciation and amortization                                     36,844             38,445
                                                                                    --------            -------
      Net property, plant and equipment                                               62,563             71,318

Excess of cost over net assets of purchased businesses, less accumulated
   amortization of $9,245 and $6,631 in 2000 and 1999, respectively                   90,997             68,950
Deferred tax assets                                                                   37,903             44,783
Other assets                                                                          21,461             19,788
                                                                                    --------            -------
                                                                                    $331,133            378,385
==================================================================================================================

See accompanying notes to consolidated financial statements.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
CONSOLIDATED BALANCE SHEETS

As of  September 30,
(Dollars in thousands)                                                                        2000                 1999
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term borrowings and current maturities of long-term debt                          $   4,136               20,598
   Accounts payable                                                                           31,206               26,339
   Advance payments on long-term contracts, less costs incurred
      of $3,364 and $479 in 2000 and 1999, respectively                                        2,903                  682
   Accrued expenses                                                                           24,246               30,598
                                                                                           ---------             --------
      Total current liabilities                                                               62,491               78,217
                                                                                           ---------             --------

Other liabilities                                                                              8,610                9,583
Long-term debt                                                                                   610               41,896
                                                                                           ---------             --------
      Total liabilities                                                                       71,711              129,696
                                                                                           ---------             --------

Commitments and contingencies                                                                     --                   --

SHAREHOLDERS' EQUITY:
   Preferred stock, par value $.01 per share, authorized 10,000,000 shares                        --                   --
   Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued
      13,224,834 and 12,782,663 shares in 2000 and 1999, respectively                            132                  128
   Additional paid-in capital                                                                205,514              201,719
   Retained earnings since elimination of deficit at September 30, 1993                       69,542               52,723
   Accumulated other comprehensive loss                                                       (4,766)              (1,870)
                                                                                           ---------             --------
                                                                                             270,422              252,700
   Less treasury stock, at cost (956,527 and 404,625 common shares in 2000
      and 1999, respectively)                                                                (11,000)              (4,011)
                                                                                           ---------             --------
      Total shareholders' equity                                                             259,422              248,689
                                                                                           ---------             --------
                                                                                           $ 331,133              378,385
==============================================================================================================================

See accompanying notes to consolidated financial statements.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                         Accumulated
                                           Common Stock       Additional                    Other
Years ended September 30,               ------------------      Paid-in      Retained     Comprehensive    Treasury
(in thousands)                          Shares      Amount      Capital      Earnings    Income (Loss)      Stock            Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997             12,478       $125       194,663       15,981           15           (5,821)        204,963
                                                                                                                           -------
Comprehensive income:
   Net earnings                             --         --            --       11,296           --               --          11,296
   Translation adjustments                  --         --            --           --          324               --             324
   Minimum pension liability, net           --         --            --           --       (2,079)              --          (2,079)
                                                                                                                           -------
Comprehensive income                        --         --            --           --           --               --           9,541
                                                                                                                           -------
Stock options and stock compen-
   sation plans                            164          1         1,137           --           --              405           1,543
Acquisitions of business                    --         --         5,113           --           --            3,496           8,609
Purchases into treasury                     --         --            --           --           --             (577)           (577)
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1998             12,642        126       200,913       27,277       (1,740)          (2,497)        224,079
                                                                                                                           -------
Comprehensive income:
   Net earnings                             --         --            --       25,446           --               --          25,446
   Translation adjustments                  --         --            --           --       (2,390)              --          (2,390)
   Minimum pension liability, net           --         --            --           --        2,260               --           2,260
                                                                                                                           -------
Comprehensive income                        --         --            --           --           --               --          25,316
                                                                                                                           -------
Stock options and stock compen-
   sation plans                            141          2           806           --           --               48             856
Purchases into treasury                     --         --            --           --           --           (1,562)         (1,562)
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1999             12,783        128       201,719       52,723       (1,870)          (4,011)        248,689
                                                                                                                           -------
Comprehensive income:
   Net earnings                             --         --            --       16,819           --               --          16,819
   Translation adjustments                  --         --            --           --       (2,896)              --          (2,896)
                                                                                                                           -------
Comprehensive income                        --         --            --           --           --               --          13,923
                                                                                                                           -------
Stock options and stock compen-
   sation plans                            442          4         3,795           --           --               59           3,858
Purchases into treasury                     --         --            --           --           --           (7,048)         (7,048)
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 20003            13,225       $132       205,514       69,542       (4,766)         (11,000)        259,422
====================================================================================================================================

See accompanying notes to consolidated financial statements.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW


Years ended September 30,
(Dollars in thousands)                                                        2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                             $ 16,819         25,446         11,296
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                        14,185         17,021         17,460
         Changes in operating working capital                                (20,532)        11,271         (8,594)
         Write-off of assets related to accounting change, net of tax             --         25,009             --
         Gain on sale of SEI                                                      --        (59,867)            --
         Effect of deferred taxes on tax provision                             6,270         11,560          6,121
         Other                                                                 3,259         (4,550)        (5,971)
                                                                            --------        -------        -------
   Net cash provided by operating activities                                  20,001         25,890         20,312
                                                                            --------        -------        -------

Cash flows from investing activities:

   Capital expenditures                                                      (10,363)        (8,291)       (12,896)
   (Acquisition) divestiture of businesses                                   (29,996)        85,000        (11,323)
                                                                            --------        -------        -------
      Net cash (used) provided by investing activities                       (40,359)        76,709        (24,219)
                                                                            --------        -------        -------

Cash flows from financing activities:
   Proceeds from long-term debt                                                   80             96          7,000
   Principal payments on long-term debt                                      (49,322)        (8,297)        (7,504)
   Net (decrease) increase in short-term borrowings                           (8,506)        (9,494)         3,476
   Purchases of common stock into treasury                                    (6,215)        (1,562)          (695)
   Other, including exercise of stock options                                  2,232            126             53
                                                                            --------        -------        -------
   Net cash (used) provided by financing activities                          (61,731)       (19,131)         2,330
                                                                            --------        -------        -------
Net (decrease) increase in cash and cash equivalents                         (82,089)        83,468         (1,577)
Cash and cash equivalents at beginning of year                                87,709          4,241          5,818
                                                                            --------        -------        -------
Cash and cash equivalents at end of year                                    $  5,620         87,709          4,241
=======================================================================================================================
Changes in operating working capital:
   Accounts receivable, net                                                 $(10,907)         5,150         (1,745)
   Costs and estimated earnings on long-term contracts, net                   (2,122)        12,891          7,358
   Inventories                                                                 1,553         (9,230)       (17,737)
   Other current assets                                                          859         (1,402)           143
   Accounts payable                                                             (704)           734            245
   Advance payments on long-term contracts, net                                2,221         (6,821)         5,094
   Accrued expenses                                                          (11,432)         9,949         (1,952)
                                                                            --------        -------        -------
                                                                            $(20,532)        11,271         (8,594)
=======================================================================================================================
Supplemental cash flow information:

   Interest paid                                                            $    867          6,579          7,521
   Income taxes paid                                                           1,132            254            353
=======================================================================================================================

See accompanying notes to consolidated financial statements.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a) PRINCIPLES OF CONSOLIDATION

      Effective July 10, 2000, the Company changed its name from ESCO Electronics Corporation to ESCO Technologies Inc.

      The consolidated financial statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2000 presentation.

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

      Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2000 and 1999.

   (c) NATURE OF OPERATIONS

      The Company is a leading supplier of engineered filtration products to the process, health care and transportation markets worldwide. The Company's filtration products include depth filters, membrane based microfiltration products and precision screen filters. A steady stream of new products and selective acquisitions are the key growth drivers in ESCO's filtration business, which contributes approximately 60% of the Company's total sales. The balance of the Company's sales is derived primarily from radio frequency (RF) shielding and EMC test products and special purpose communication systems, where the Company is well-positioned in niche markets based on proprietary products.

      The Company operates in four principal industry segments: Filtration/Fluid Flow, Test, Communications and Other.

   (d) USE OF ESTIMATES AND BUSINESS RISKS

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings process, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (e) REVENUE RECOGNITION

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

   (f) CASH AND CASH EQUIVALENTS

      Cash equivalents include temporary investments that are readily convertible into cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of three months or less.

   (g) COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

      Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits on long-term contracts accounted for under the percentage-of-completion method, net of progress billings.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   (h) INVENTORIES

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

   (i) PROPERTY, PLANT AND EQUIPMENT

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

   (j) EXCESS OF COST OVER NET ASSETS OF PURCHASED BUSINESSES

      Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Excess of cost over the fair value of net assets purchased (goodwill) is amortized on a straight-line basis over the periods estimated to be benefited. The excess of cost over the fair value of net assets is primarily being amortized over a period not exceeding 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows.

   (k) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

      Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

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

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The number of shares used in the calculation of earnings per share for each year presented is as follows:

   (In thousands)                                      2000         1999         1998
   --------------------------------------------------------------------------------------
   Weighted Average Shares Outstanding-- Basic       12,307       12,332       12,015
   Dilutive Options and Performance Shares              361          282          535
                                                     ------       ------       ------
   Adjusted Shares-- Diluted                         12,668       12,614       12,550
   ======================================================================================

      Options to purchase 95,500, 176,000 and 84,000 shares of common stock at per share prices of $15.72 -$19.22 in 2000, $11.44 - $19.22 in 1999 and
   $18.00 - $19.22 in 1998 were outstanding during the years ended September 30, 2000, 1999 and 1998, respectively, but were not included in the respective computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2010. Approximately 190,000 and 166,000 performance shares were outstanding but unearned at September 30, 1999 and 1998, respectively, and therefore, were not included in the respective years' computations of diluted EPS. All performance shares were earned in 2000 and are included in the 2000 computation of diluted EPS.

   (p) STOCK-BASED COMPENSATION

      The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations.

   (q) COMPREHENSIVE INCOME (LOSS)

      SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) requires the Company to report separately the translation adjustments of SFAS 52 defined above, and changes to the minimum pension liability as components of comprehensive income or loss. Management has chosen to disclose the requirements of this Statement within the consolidated statements of shareholders' equity.

   (r) ACCOUNTING CHANGE - 1999

      During the first quarter of 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." Precontract costs were incurred by the Company and capitalized under the previous guidance provided by SOP 81-1, "Accounting for Performance of Construction-type Contracts." As a result of adopting SOP 98-5 in 1999, the Company expensed these costs which were recognized as a cumulative effect of an accounting change. The effect of this accounting change was recognized in the 1999 Consolidated Statement of Operations.

2. ACQUISITIONS/DIVESTITURES (UNAUDITED)

      On June 2, 2000, the Company purchased Holaday Industries, Inc. ("Holaday") for approximately $4 million in cash. Holaday is a leading supplier of specialty measurement probes to the EMC test, health and safety, and microwave markets. The business, headquartered in Eden Prairie, Minnesota, has annual sales of approximately $5.5 million. The operating results for Holaday, since the date of acquisition, are included within the Company's Test segment. The goodwill recorded as a result of the transaction is being amortized over 20 years.

      On April 9, 2000, the Company acquired all of the outstanding common stock of The Curran Company (doing business as Lindgren RF Enclosures, Inc.) and Lindgren, Inc. (doing business through its subsidiary, Rayproof Ltd.) (collectively "Lindgren") for approximately $22 million in cash plus additional consideration based upon the future performance of Lindgren. Lindgren has annual sales in excess of $40 million and is a leading supplier of radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems and electronic products. Lindgren is headquartered near Chicago, Illinois and operates facilities in Wisconsin, Florida, and the United Kingdom. The operating results for Lindgren, since the date of acquisition, are included within the Company's Test segment. The goodwill recorded as a result of the transaction is being amortized over 20 years.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      On March 31, 2000, the Company acquired the Eaton Space Products business located in El Segundo, CA (Eaton), for approximately $6 million in cash. Eaton manufactures specialty valves and other fluid flow components for satellite launch vehicles and aircraft applications. With annual sales of approximately $7 million, this business has been integrated into the Company's Filtration/Fluid Flow segment. The goodwill recorded as a result of the transaction is being amortized over 20 years.

      In February 2000, the Company completed the sale of its microwave antenna business, which had historically operated as part of Rantec Microwave & Electronics, Inc. The operating results for this business, prior to the divestiture, have been included within the Company's Other segment. The Company transferred the contract order backlog and operating assets of the microwave antenna business for $2.1 million in cash, plus contingent consideration based on their future operating results over the next two years. In addition, in September 2000, the Company sold the land and buildings in Calabasas, CA related to this business for approximately $6 million.

      Assuming the acquisitions of Holaday, Lindgren and Eaton as well as the divestiture of the Rantec microwave antenna business had occurred on October 1, 1999, pro forma unaudited net sales, net earnings and diluted EPS for the year ended September 30, 2000 would have been approximately $325 million, $17.3 million and $1.36 per share, respectively. These pro forma amounts are not necessarily indicative of the results of operations that would have occurred had these actions been completed on October 1, 1999, or of future results of operations.

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

      Included in the consolidated statements of operations are the operating results of SEI prior to its divestiture as follows:

   (Dollars in millions)                               1999          1998
--------------------------------------------------------------------------------
   Net sales                                          $ 172.8         135.0
   Cost of sales                                        139.6          98.7
   Selling, general and administrative expenses          21.6          22.6
   Other costs and expenses, net                           .9           1.1
                                                      -------         -----
     Earnings before income taxes                     $  10.7          12.6
================================================================================

      On July 1, 1998, the Company completed the acquisition of Advanced Membrane Technology, Inc. (AMT) and consolidated AMT within PTI. The transaction involved the purchase of AMT common stock for approximately $7 million in cash plus approximately 450,000 shares of ESCO common stock valued at $8.6 million. The goodwill recorded as a result of the transaction is being amortized over 20 years.

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

3. ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following at September 30, 2000 and 1999:

   (Dollars in thousands)                        2000                    1999
--------------------------------------------------------------------------------
   Commercial                                   $55,619                  35,287
   U. S. Government and prime contractors         3,363                   3,382
                                                -------                  ------
     Total                                      $58,982                  38,669
================================================================================

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The increase in Commercial accounts receivable and the increase in the allowance for doubtful accounts in 2000 is primarily due to the current year acquisitions which contributed approximately $9.4 million to accounts receivable and approximately $0.4 million to the allowance for doubtful accounts. Accounts receivable in the Company's Communications segment increased approximately $7 million due to the sales increase within that segment.

4. INVENTORIES

         Inventories consist of the following at September 30, 2000 and 1999:

   (Dollars in thousands)                                 2000          1999
   -----------------------------------------------------------------------------
   Finished goods                                      $   8,709       11,387
   Work in process-- including long-term contracts        17,258       14,517
   Raw materials                                          18,490       13,686
                                                       ---------       ------
     Total                                             $  44,457       39,590
   =============================================================================

         Inventories increased approximately $6.4 million due to the current year acquisitions.

5. PROPERTY, PLANT AND EQUIPMENT

         Depreciation and amortization of property, plant and equipment for the years ended September 30, 2000, 1999 and 1998 were $10,259,000,
      $13,598,000 and $14,589,000, respectively.

         The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2000, 1999 and 1998 amounted to $4,968,000, $6,324,000 and $5,675,000, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2000 are:

(Dollars in thousands)       Years ending September 30:
--------------------------------------------------------------------------------
                             2001                                   $ 6,454
                             2002                                     5,210
                             2003                                     4,626
                             2004                                     4,157
                             2005 and thereafter                      9,339
                                                                    -------
                               Total                                $29,786
================================================================================

6. INCOME TAX EXPENSE

         The principal components of income tax expense for the years ended September 30, 2000, 1999 and 1998 consist of:

   (Dollars in thousands)                            2000      1999      1998
   ----------------------------------------------------------------------------
   Federal:
     Current (including Alternative Minimum Tax)    $  275        --        --
     Deferred                                        6,270    11,560     6,121
   State, local and foreign                          1,372     1,441    (1,070)
                                                    ------    ------    ------
     Total                                          $7,917    13,001     5,051
   ============================================================================

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The actual income tax expense for the years ended September 30, 2000, 1999 and 1998 differs from the expected tax expense for those years (computed by applying the U.S. Federal statutory rate) as follows:

   (Dollars in thousands)                                             2000            1999            1998
   ----------------------------------------------------------------------------------------------------------
   Federal corporate statutory rate                                     35.0%           35.0%           35.0%
   Change in tax valuation allowance:
     Utilization of capital loss carryforward                           (4.3)          (19.3)             --
     Other                                                              (3.2)            5.9             3.0
   Income taxes, net of Federal benefits:
     State and local                                                     2.0             1.1            (2.8)
     Foreign                                                              .5             1.2              .4
   Other, net                                                            2.0            (3.4)           (4.7)
                                                                       ------          ------          ------
     Effective income tax rate                                          32.0%           20.5%           30.9%
   ==========================================================================================================

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2000, 1999 and 1998 are presented below:

   (Dollars in thousands)                                             2000            1999            1998
   ----------------------------------------------------------------------------------------------------------
   Deferred tax assets:
     Inventories, long-term contract accounting,
       contract cost reserves and others                            $  2,644           4,169           4,283
     Pension and other postretirement benefits                         3,846           3,576          10,177
     Net operating loss carryforward                                  48,345          51,097          38,989
     Capital loss carryforward                                        11,537          14,824          27,074
     Other compensation-related costs and other cost accruals            875           5,262           6,703
                                                                    --------        --------        --------
       Total deferred tax assets                                      67,247          78,928          87,226
   Deferred tax liabilities:
     Plant and equipment, depreciation methods
       and acquisition asset allocations                                (941)         (1,671)         (1,516)
                                                                    --------        --------        --------
       Net deferred tax asset before valuation allowance              66,306          77,257          85,710
   Less valuation allowance                                          (28,403)        (32,474)        (40,970)
                                                                    --------        --------        --------
     Net deferred tax assets                                        $ 37,903          44,783          44,740
   ==========================================================================================================

         Management believes it is more likely than not that with its projections of future taxable income, and after consideration of the valuation allowance, the Company will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at September 30, 2000.

         In order to fully realize the net deferred tax assets before valuation allowance existing at September 30, 2000, the Company will need to generate future taxable income of approximately $189 million of which $138 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $20 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $7 million will expire in 2018; and $40 million will expire in 2019. Also, the Company will need to generate future capital gains of approximately $33 million prior to 2001, at which time the capital loss carryforward will expire.

         During the year ended September 30, 2000, and as a result of the Company utilizing approximately $9 million of the capital loss carryforward relating to residual SEI tax matters and the sale of the Riverhead and Calabasas properties in 2000, the Company decreased its deferred tax valuation allowance to $28.4 million. A full valuation allowance of $11.5 million is being maintained against the deferred tax asset associated with the capital loss.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The remaining valuation allowance balance of $16.9 million represents Management's best estimate of the portion of deferred tax assets associated with temporary differences and NOLs which may not be realized due to limitations on future use.

7. DEBT

         Long-term debt consists of the following at September 30, 2000 and 1999:

   (Dollars in thousands)                        2000               1999
   -----------------------------------------------------------------------------
   Term loan                                         --             49,000
   Other debt                                   $   746                988
   Less current maturities                         (136)            (8,092)
                                                -------            -------
     Long-term debt                             $   610             41,896
   =============================================================================

         On April 11, 2000, the Company entered into a new $75 million revolving credit facility replacing its previous $40 million credit facility. The Company has the option to increase the credit facility to $100 million through April 11, 2002. The revolving credit facility is available for direct borrowings and/or the issuance of letters of credit. The maturity of the new bank credit facility is April 11, 2005. The new credit facility is provided by a group of five banks, led by Bank of America. At September 30, 2000, the Company had approximately $63 million available to borrow under the credit facility as well as $5.6 million of cash on hand.

         The new credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA.

         During 2000 and 1999, the maximum aggregate short-term borrowings at any month-end were $21 million and $42 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $8.1 million and $32.5 million, respectively; and the weighted average interest rates were 7.5% in 2000, 6.3% in 1999 and 6.9% in 1998. The letters of credit issued and outstanding under the credit facility totaled $7.9 million and $4.8 million at September 30, 2000 and 1999, respectively. Borrowings under the revolving credit facility were $4 million and $12.5 million at September 30, 2000 and 1999, respectively.

8. CAPITAL STOCK

         The 13,224,834 and 12,782,663 common shares as presented in the accompanying consolidated balance sheets at September 30, 2000 and 1999 represent the actual number of shares issued at the respective dates. The Company held 956,527 and 404,625 common shares in treasury at September 30, 2000 and 1999, respectively.

         In conjunction with the sale of SEI on September 30, 1999, the previously outstanding Deposit and Trust Agreement was terminated. The Company has various Stock Option Plans which permit the Company to grant key management employees (1) options to purchase shares of the Company's common stock or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. All outstanding options were granted at prices equal to fair market value at the date of grant.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Information regarding stock options awarded under the Option Plans is as follows:

                                                 2000                           1999                           1998
                                      ---------------------------    ---------------------------     --------------------------
                                                       ESTIMATED                      Estimated                      Estimated
                                        SHARES         AVG. PRICE     Shares          Avg. Price      Shares         Avg. Price
   ----------------------------------------------------------------------------------------------------------------------------
   October 1,                         1,437,442        $     9.35      953,716        $     8.61      998,486        $     6.18
     Granted                             99,250        $    12.90      522,600        $    10.76       89,500        $    18.14
     Exercised                         (558,738)       $     7.37      (17,270)       $     7.72     (107,964)       $     7.58
     Cancelled                         (185,255)       $    12.16      (21,604)       $    12.00      (26,306)       $     7.20
   ----------------------------------------------------------------------------------------------------------------------------
   September 30,                        792,699        $    10.62    1,437,442        $     9.35      953,716        $     8.61

   At September 30,
     Reserved for future grant          405,566
     Exercisable                        363,647        $    10.65      698,464        $     9.36      509,559        $     7.46
   ============================================================================================================================

         At September 30, 2000, the 792,699 options outstanding and the 363,647 options exercisable ranged in price from $5.65 - $19.22 per share. The options have a ten year contractual life from date of issuance, expiring in various periods through 2010. The increase in exercised shares and cancelled shares in 2000 is mainly due to the sale of SEI. Employees of SEI had 90 days, subsequent to the divestiture, to exercise their exercisable stock options prior to their cancellation.

         During 1996, the Company announced a stock repurchase program. Under this program, the Company was authorized to purchase up to two million shares of its common stock in the open market through September 30, 1998. Approximately 180,000 shares were repurchased throughout that two-year period. In October 1998, the Company authorized an additional open market repurchase program of up to 1.3 million shares, which was subject to market conditions and other factors and covered the period ended September 29, 2000. Approximately 516,000 shares and 177,000 shares were repurchased during fiscal years 2000 and 1999, respectively.

         During 1993 and 1997, the Board of Directors authorized, and the shareholders approved, the Performance Share Plans (the Plans). The maximum number of shares available for issue under the Plans was 875,000 shares. As of September 30, 2000, 866,000 shares have been awarded and earned. At September 30, 2000, there were 32,000 shares of restricted stock outstanding and earned.

         In February 2000, the Company amended and restated the Preferred Stock Purchase Rights Plan such that each Right entitles the holder to purchase one one-hundredth of a share of preferred stock at an initial purchase price of $60. The Rights remain in existence until February 3, 2010, unless renewed, redeemed earlier (at one cent per Right), exercised or exchanged under the terms of the plan. Under certain conditions involving the acquisition of, or an offer for, 20% or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (1) to purchase, at a defined price, common stock of the Company or an acquiring entity at a value twice the defined price, or (2) at the option of the Board, to exchange each Right for one share of common stock.

         The Company adopted the disclosure-only provisions of SFAS No. 123. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards outstanding during 2000 and 1999 consistent with the provisions of this Statement, the Company's net earnings and net earnings per share would have been as shown in the table on the following page:

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Pro forma (Unaudited)
   (Dollars in thousands, except per share amounts)          2000             1999
   -----------------------------------------------------------------------------------
   Net earnings                                           $   16,214       $   24,779
   Net earnings per share:
     Basic                                                $     1.32             2.01
     Diluted                                              $     1.28             1.96
   ==================================================================================

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000 and 1999, respectively: expected dividend yield of 0% in both periods; expected volatility of 29.2% and 35.3%, risk-free interest rate of 5.79% and 5.89%, and expected life based on historical exercise periods of 4.06 years and
      4.05 years.

         To determine the fair value of grants under the Performance Share Plans, the probability that performance milestones would be met was applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 10.0% and an annualized volatility of 38.3% and 38.4% in 2000 and 1999, respectively.

9. RETIREMENT AND OTHER BENEFIT PLANS

         Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are primarily noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. On September 30, 1999, the Company completed the sale of SEI to Engineered Support Systems, Inc. which accounts for significant fluctuations in 2000 as compared to prior years.

         Net periodic benefit cost for the years ended September 30, 2000, 1999 and 1998 is comprised of the following:

   (Dollars in millions)                   2000           1999          1998
   -----------------------------------------------------------------------------
   Defined benefit plans:
     Service cost                         $   1.4            4.1           3.5
     Interest cost                            2.1            6.7           6.1
     Expected return on plan assets          (2.8)          (7.5)         (6.7)
     Amortization of service costs             .1             .3            .2
     Net actuarial (gain) loss                (.5)            .8            .1
     Curtailment gain                         (.7)          (8.5)           --
     Settlement loss                           --            2.9            --
                                          -------        -------       -------
       Net periodic benefit cost              (.4)          (1.2)          3.2
   Defined contribution plans                  .6             .7            .4
                                          -------        -------       -------
     Total                                $    .2            (.5)          3.6
   =============================================================================

         The Company recognized a curtailment gain in 2000 as a result of the sale of the Rantec microwave business in February 2000 and also recognized a curtailment gain and a settlement loss in 1999 as a result of the sale of SEI on September 30, 1999.

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $2.1 million, $1.3 million and zero, respectively, as of September 30, 2000, and $1.5 million, $1.1 million and zero, respectively, as of September 30, 1999.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The net benefit obligation of the Company's defined benefit pension plans as of September 30, 2000 and 1999 is shown below:

   (Dollars in millions)                                  2000          1999
   -----------------------------------------------------------------------------
   Change in benefit obligation--
     Net benefit obligation at beginning of year       $    27.1          96.0
     Service cost                                            1.4           4.1
     Interest cost                                           2.1           6.7
     Plan amendments                                          .2            .8
     Actuarial (gain) loss                                    .3          (5.5)
     Gross benefits paid                                     (.8)         (3.2)
     Divestitures                                             --         (27.9)
     Curtailments                                            (.7)        (10.6)
     Settlements                                              --         (33.3)
                                                       ---------     ---------
       Net benefit obligation at end of year           $    29.6          27.1
   =============================================================================

         The plan assets of the Company's defined benefit pension plans at September 30, 2000 and 1999 are shown below:

   (Dollars in millions)                                 2000           1999
   -----------------------------------------------------------------------------
   Change in plan assets:
      Fair value of plan assets at beginning of year    $  28.5           77.9
      Actual return on plan assets                          8.1           16.9
      Employer contributions                                 .2            3.7
      Divestitures                                           --          (66.8)
      Gross benefits paid                                   (.8)          (3.2)
                                                        -------        -------
         Fair value of plan assets at end of year       $  36.0           28.5
   =============================================================================

         The Company's defined benefit pension plans recognized the following net amounts at September 30, 2000 and 1999:

   (Dollars in millions)                                       2000      1999
   -----------------------------------------------------------------------------
   Funded status at end of year                              $   6.3       1.3
   Unrecognized prior service cost                                .5        .4
   Unrecognized net actuarial (gain) loss                      (10.2)     (5.6)
                                                             -------    ------
       Accrued benefit cost                                  $  (3.4)     (3.9)
                                                             =======    ======
   Amounts recognized in the balance sheet consist of:
     Prepaid benefit cost                                    $    .1        --
     Accrued benefit cost                                       (3.5)     (3.9)
     Additional minimum liability                                (.1)      (.1)
     Intangible asset                                             .1        .1
     Accumulated other comprehensive income                       --        --
                                                             -------    ------
       Accrued benefit liability                             $  (3.4)     (3.9)
   =============================================================================

         Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits.

         The benefit obligations of the defined benefit plans as of September 30, 2000 and 1999 were based on discount rates of 7.75%, and an assumed rate of increase in compensation levels of 4.5% in 2000 and 4% in 1999.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The 2000, 1999 and 1998 pension expense for the defined benefit plans was based on a 7.75%, 7.75% and 6.75% discount rate, respectively, a 4.5%, 4% and 4% increase in compensation levels, respectively, and a 9.5%, 10% and 10% expected long-term rate of return on plan assets, respectively.

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

         Net periodic postretirement benefit cost is comprised of the following:

   (Dollars in millions)                                2000           1999           1998
   ----------------------------------------------------------------------------------------
   Service cost                                       $    .1             .2             .2
   Interest cost                                           .1             .7            1.1
   Net amortization and deferral                          (.3)           (.3)            --
   Curtailment gain recognized                            (.3)          (8.7)            --
                                                      -------        -------        -------
       Net periodic postretirement benefit cost       $   (.4)       $  (8.1)           1.3
   ========================================================================================

         The net benefit obligation for postretirement benefits at September 30, 2000 and 1999 is shown below:

   (Dollars in millions)                               2000           1999
   -----------------------------------------------------------------------------
   Net benefit obligation at beginning of year       $   1.0           16.0
   Service cost                                           .1             .2
   Interest cost                                          .1             .7
   Actuarial (gain) loss                                  .4           (5.8)
   Curtailments                                          (.3)          (8.7)
   Gross benefits paid                                   (.1)          (1.4)
                                                     -------        -------
       Net benefit obligation at end of year         $   1.2            1.0
   =============================================================================

         The plan assets for postretirement benefits at September 30, 2000 and 1999 are shown below:

   (Dollars in millions)                                   2000           1999
   -----------------------------------------------------------------------------
   Fair value of plan assets at beginning of year       $    --             --
   Employer contributions                                    .1            1.4
   Gross benefits paid                                      (.1)          (1.4)
                                                        -------        -------
       Fair value of plan assets at end of year         $    --             --
   =============================================================================

         The Company recognized the following net amounts for postretirement benefits at September 30, 2000 and 1999:

   (Dollars in millions)                                    2000         1999
   -----------------------------------------------------------------------------
   Funded status at end of year                           $  (1.2)        (1.0)
   Unrecognized prior service cost                             --           --
   Unrecognized net actuarial (gain) loss                    (3.8)        (4.6)
                                                          -------       ------
       Accrued benefit costs                              $  (5.0)        (5.6)
                                                          -------       ------
   Amounts recognized in the balance sheet consist of--
       Accrued benefit liability                          $  (5.0)        (5.6)
   =============================================================================

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The net benefit obligations of the plans as of September 30, 2000 and 1999 were based on discount rates of 7.75%. The September 30, 2000 net benefit obligation was based on a health care cost trend of 6.5% for fiscal 2000, gradually grading down to an ultimate rate of 5.5% by 2002. The September 30, 1999 net benefit obligation was based on a health care cost trend of 6.5% for fiscal 1999, gradually grading down to an ultimate rate of 5.5% by 2002. A 1% increase in the health care cost trend rate for each year would increase the September 30, 2000 net benefit obligation by approximately $30,000, while a 1% decrease in the health care cost trend rate for each year would decrease the September 30, 2000 net benefit obligation by approximately $35,000.

         The fiscal 2000 and 1999 net periodic benefit costs were based on discount rates of 7.75%. The net periodic benefit cost was based on an assumed health care cost trend of 6.5% for 2000 and 1999, gradually grading down to 5.5% by fiscal year 2002. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the fiscal 2000 net periodic benefit cost by approximately $3,100, while a 1% decrease in the health care cost trend rate for each year would decrease the aggregate of the service cost and interest cost components of the fiscal 2000 net periodic benefit cost by approximately $3,700.

10. OTHER FINANCIAL DATA

         Items charged to operations during the years ended September 30, 2000, 1999 and 1998 included the following:

   (Dollars in thousands)                 2000          1999          1998
   -----------------------------------------------------------------------------
   Maintenance and repairs               $ 4,870         7,078         6,751
   Salaries and wages                     78,206       132,671       133,507
                                         -------       -------       -------
   Research and development costs:
     Company-sponsored                   $ 6,177         7,716         5,866
     Customer-sponsored                    3,961         8,332        10,201
                                         -------       -------       -------
     Total                               $10,138        16,048        16,067
   =============================================================================

         The decreases in salaries and wages and in research and development costs in 2000 compared to 1999 are due to the sale of SEI in 1999.

         Accrued expenses included accrued employee compensation of $7.5 million and $6.0 million at September 30, 2000 and 1999, respectively.

11. BUSINESS SEGMENT INFORMATION

         The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in four principal segments: Filtration/Fluid Flow, Test, Communications and
      Other. Filtration/Fluid Flow operations consist of PTI Technologies Inc.
      (PTI) and Filtertek Inc. (Filtertek). PTI develops and manufactures a wide range of filtration products and is a leading supplier of filters to the commercial aerospace market and microfiltration market. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. Test segment operations consist of EMC Test Systems, L.P. (ETS) and Lindgren. ETS is principally involved in the design and manufacture of EMC test equipment, test chambers, shielded rooms for high security data processing and secure communication, and electromagnetic absorption materials. Lindgren manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems and electronic products. Communications operations consist of Distribution Control Systems, Inc.
      (DCSI) which is principally involved in providing two-way power line communication systems for the utility industry.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. Communications also includes the operations of Comtrak, L.L.C.

         The Divested Business segment consists of Systems & Electronics Inc.
      (SEI). As of September 30, 1999, ESCO sold SEI to Engineered Support Systems, Inc. The Other segment is principally comprised of Rantec Power Systems Inc., formerly a part of Rantec Microwave & Electronics, Inc. (Rantec) which produces power supplies widely used in high performance displays, such as cockpit instrumentation, engineering workstations and medical imaging. Rantec's microwave antenna business was sold in February 2000. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1.

         In accordance with SFAS 131, the Company evaluates the performance of its operating segments based on operating profit, which is defined as: net sales, less cost of sales, less other charges related to cost of sales, less SG&A expenses and less restructuring charges. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories and fixed assets directly associated with the production processes of the segment. Segment assets also include goodwill. Segment depreciation and amortization is based upon the direct assets listed above.

   NET SALES
   Year ended September 30,
   (Dollars in millions)                                    2000           1999          1998
   --------------------------------------------------------------------------------------------
   Filtration/Fluid Flow                                   $ 181.7          168.9         158.3
   Test                                                       63.0           34.9          30.6
   Communications                                             42.7           25.8          19.1
   Other                                                      12.8           13.7          22.1
   Divested Business                                            --          172.8         135.0
                                                           -------        -------       -------
   Consolidated totals                                     $ 300.2          416.1         365.1
   ============================================================================================

   OPERATING PROFIT
   Year ended September 30,
   (Dollars in millions)                                    2000           1999          1998
   --------------------------------------------------------------------------------------------
   Filtration/Fluid Flow                                   $  16.6           11.9          10.5
   Test                                                        6.9            4.0           2.9
   Communications                                              8.9            (.4)           .4
   Other                                                       (.3)          (8.8)          1.9
   Divested Business                                            --           10.4          11.2
   Reconciliation to consolidated totals (Corporate)          (2.0)          (2.2)           --
                                                           -------        -------       -------
   Consolidated totals                                     $  30.1           14.9          26.9
   ============================================================================================

         Operating profit, as defined by the Company, excludes certain costs which are included in Other costs and expenses, net, in the consolidated statements of operations, and which would be included in the determination of operating income as defined within generally accepted accounting principles. These items consist of approximately $2.0 million of net costs related to the Filtration/Fluid Flow segment as a result of the consolidation of PTI's filtration businesses into new facilities in Oxnard, California; expenses related to the planned upgrade of production equipment to improve manufacturing efficiency at Filtertek; and costs related to the 1998 acquisition of AMT. In addition, related to the Test segment in 2000, are approximately $1 million of Other costs and expenses, net, primarily related to the write-off of an investment in a third party start-up EMC related company which filed bankruptcy in 2000.

         The 1999 operating profit includes $3.9 million of other charges related to cost of sales and $5.1 million of restructuring charges related to the strategic actions undertaken in 1999.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Filtration/Fluid Flow segment in 1999 includes $2.2 million of other charges related to cost of sales attributable to the write-off of inventory resulting from the abandonment of the High Pressure Air Reducing Quiet Manifold for surface ships. $1.1 million relates to Rantec which is included in the Other segment and the remaining balance of $0.6 million relates to Comtrak which is included in the Communications segment.

         The 1999 restructuring charges of $5.1 million are included in the following segments: the $1.1 million of costs related to exiting the Rantec microwave antenna business area, and the $1.8 million write-off of the license agreement related to the abandonment of the Vehicle Location System at Comtrak are included in the Communications segment. The $2.2 million of personnel separation costs are included as a Corporate expense.

         The total nonrecurring charges included in 1999 operating profit amounted to $9.1 million.

         The Other segment in 1999 also includes $3.8 million of charges related to cost growth on certain development programs at Rantec Power Systems.

         The $2.5 million of other charges related to cost of sales in 1998 related to SEI and is included in Divested Business.

   IDENTIFIABLE ASSETS
   As of September 30,
   (Dollars in millions)                                           2000          1999         1998
   -------------------------------------------------------------------------------------------------
   Filtration/Fluid Flow                                          $ 198.2         195.0        203.0
   Test                                                              61.2          22.2         21.5
   Communications                                                    21.6          14.2         23.0
   Other                                                              7.4          18.9         27.7
   Divested Business                                                   --            --         80.3
   Reconciliation to consolidated totals (Corporate assets)          42.7         128.0         53.8
                                                                  -------       -------      -------
   Consolidated totals                                            $ 331.1         378.3        409.3
   =================================================================================================

         Corporate assets consist primarily of deferred taxes and cash balances.

   DEPRECIATION AND AMORTIZATION
   Year ended September 30,
   (Dollars in millions)                                           2000          1999         1998
   -------------------------------------------------------------------------------------------------
   Filtration/Fluid Flow                                          $  10.7          10.7         10.5
   Test                                                               1.6            .9           .9
   Communications                                                     1.2           1.2          1.3
   Other                                                               .7           1.2          1.1
   Divested Business                                                   --           3.0          3.6
                                                                  -------       -------      -------
   Consolidated totals                                            $  14.2          17.0         17.4
   =================================================================================================

   CAPITAL EXPENDITURES, NET
   Year ended September 30,
   (Dollars in millions)                                           2000          1999         1998
   -------------------------------------------------------------------------------------------------
   Filtration/Fluid Flow                                          $   9.0           6.3          7.3
   Test                                                                .3            .2           .3
   Communications                                                      .5            .4          2.6
   Other                                                               .6            .3          1.2
   Divested Business                                                   --           1.1          1.5
                                                                  -------       -------      -------
   Consolidated totals                                            $  10.4           8.3         12.9
   =================================================================================================

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   GEOGRAPHIC INFORMATION
   Net sales to customers
   (Dollars in millions)              2000              1999             1998
   -----------------------------------------------------------------------------
   North America                    $ 234.6             346.9            313.0
   Europe                              46.1              37.0             37.6
   Middle East                           .6               3.1              3.9
   Far East                             9.5              23.5              8.6
   Other                                9.4               5.6              2.0
                                    -------           -------          -------
   Consolidated totals              $ 300.2             416.1            365.1
   =============================================================================

   LONG-LIVED ASSETS
   (Dollars in millions)              2000              1999             1998
   -----------------------------------------------------------------------------
   North America                    $  55.9              63.8             89.2
   Europe                               6.7               7.5              8.8
                                    -------           -------          -------
   Consolidated totals              $  62.6              71.3             98.0
   =============================================================================

         Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

12. COMMITMENTS AND CONTINGENCIES

         At September 30, 2000, the Company had $7.9 million in letters of credit outstanding as guarantees of contract performance.

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

13. OTHER CHARGES RELATED TO COST OF SALES - 1999

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

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   (Dollars in thousands,                              FIRST            SECOND         THIRD          FOURTH         FISCAL
   except per share amounts)                          QUARTER           QUARTER       QUARTER         QUARTER         YEAR
   -------------------------------------------------------------------------------------------------------------------------
   2000
   Net sales                                          $ 65,865          70,062         79,235         84,995        300,157
   Gross profit                                         19,628          21,576         24,699         25,991         91,894
   Net earnings                                          5,056           3,517          3,708          4,538         16,819
   Earnings per share:
     Basic                                                 .41             .29            .30            .37           1.37
     Diluted                                               .40             .28            .29            .36           1.33
   =========================================================================================================================
   1999 - Reported
   Net sales                                          $ 88,193          96,214        113,978        117,717        416,102
   Gross profit                                         22,894          25,036         27,951         18,613         94,494
   Net earnings before accounting change                 1,515           2,047          4,072         42,821         50,455
   Net earnings                                        (23,494)          2,047          4,072         42,821         25,446
   Earnings per share before accounting change:
     Basic                                                 .12             .17            .33           3.46           4.09
     Diluted                                               .12             .16            .32           3.36           4.00
   =========================================================================================================================
   1999 - Adjusted
   Net sales                                          $ 55,654          60,021         63,155         64,510        243,340
   Net earnings                                          1,797           2,149          2,658          1,116          7,720
   =========================================================================================================================

     Gross profit is computed as net sales, less cost of sales, less other charges related to cost of sales.

     The 2000 first quarter net earnings reflects the impact of the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share. The 2000 fourth quarter net earnings reflects the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

     The 1999 Reported first quarter reflects the impact of adopting SOP 98-5. The 1999 Reported fourth quarter reflects the impact of the SEI divestiture and the nonrecurring costs incurred.

     1999 Adjusted is defined within the MD&A section and is intended to represent what Management believes 1999 operating results may have been after removing the results of SEI and certain nonrecurring items and assuming that all of the actions taken during 1999 to reorient the business were complete at the beginning of the period.

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
---------------------------------------
INDEPENDENT AUDITORS' REPORT


      THE BOARD OF DIRECTORS AND SHAREHOLDERS
      ESCO TECHNOLOGIES INC.:

         We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in note 1 to the consolidated financial statements, in 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities".

      KPMG LLP

      St. Louis, Missouri
      November 8, 2000

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
---------------------------------------
FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)     2000(1)            1999(2)           1998(3)         1997(4)          1996(5)
---------------------------------------------------------------------------------------------------------------------------------
For years ended September 30:
  Net sales                                        $  300.2             416.1            365.1            378.5            438.5
  Interest expense                                       .4               6.5              7.7              5.2              4.8
  Earnings before income taxes                         24.7              63.5             16.3             17.9             14.8
  Net earnings before accounting change                16.8              50.5             11.3             11.8             26.1
  Net earnings                                         16.8              25.5             11.3             11.8             26.1

Earnings per share:
  Earnings before accounting change
    Basic                                              1.37              4.09              .94             1.00             2.32
    Diluted                                            1.33              4.00              .90              .96             2.26
  Net earnings
    Basic                                              1.37              2.06              .94             1.00             2.32
    Diluted                                            1.33              2.02              .90              .96             2.26
As of September 30:
  Working capital                                      55.7              95.3             60.3             62.3             86.2
  Total assets                                        331.1             378.4            409.3            378.2            307.8
  Long-term debt                                         .6              41.9             50.1             50.0             11.4
  Shareholders' equity                                259.4             248.7            224.1            205.0            191.1
=================================================================================================================================

(1) Includes the acquisitions of Lindgren, Holaday, and Eaton Space Products and the sale of the Rantec microwave antenna business (see Footnote 2 of Notes to Consolidated Financial Statements). Also, includes the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share and the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

(2) Includes the gain on sale of SEI, accounting change, $5.1 million of restructuring charges, and $3.9 million of other charges related to cost of sales.

(3) Includes the acquisitions of Euroshield (December 31,1997) and AMT (July 1, 1998) (see Footnote 2 of Notes to Financial Statements). Consolidated

(4)   Includes the acquisition of Filtertek in February 1997.

(5) Includes the sale of Hazeltine; $25.3 million of other charges related to cost of sales; and includes an adjustment to the income tax valuation reserve.

COMMON STOCK MARKET PRICES

         The Company's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the Company's common stock for each quarter of fiscal 2000 and 1999.

                              2000                         1999
      ------------------------------------------------------------------
      Quarter         HIGH            LOW          High            Low
      ------------------------------------------------------------------
      First          12 5/8          9 1/2        11 3/4          8 3/4
      Second         17 1/8         11 1/2        11 1/4          9 3/16
      Third          20 1/8         15 1/2        11 7/8         10 1/8
      Fourth         20             17 1/16       13 3/8         11 3/4
      ==================================================================

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES
---------------------------------------
SHAREHOLDERS' SUMMARY

         SHAREHOLDERS' ANNUAL MEETING

         The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 10 a.m. Thursday, February 8, 2001, at the Hilton St. Louis Frontenac Hotel, 1335 South Lindbergh Boulevard, St. Louis County, Missouri 63131. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

      10-K REPORT

         A copy of the Company's 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 8888 Ladue Road, Suite 200, St. Louis, Missouri 63124.

      INVESTOR RELATIONS

         Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company's website at www.escotechnologies.com or by email at pmoore@escotechnologies.com.

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

      CAPITAL STOCK INFORMATION

         ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 4,600 holders of record of shares of common stock at September 30, 2000.

FORWARD-LOOKING INFORMATION

         The statements contained in the Chairman's Letter to Shareholders (pgs. 2 and 3), the business summaries (pgs. 4-9), and Management's Discussion and Analysis that are not strictly historical are "forward looking" statements within the meaning of the safe harbor provisions of the federal securities laws. Investors are cautioned that such statements are only predictions, and speak only as of the date of this report. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: changing economic conditions in served markets; changes in customer demands; competition; intellectual property matters; integration of recently acquired businesses; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; and the Company's successful execution of internal operating plans.