Form 10-K, Exhibit 13
period 2001-09-30
ESCO TECHNOLOGIES INC
filed 2001-12-21
CIK 866706

                                                                  EXHIBIT NO. 13

2001 ESCO TECHNOLOGIES ANNUAL REPORT
FIVE-YEAR FINANCIAL SUMMARY


  (Dollars in millions, except per share amounts)     2001(1)   2000(2)   1999(3)   1998(4)   1997(5)
                                                      -------   -------   -------   -------   -------
  For years ended September 30:
      Net sales                                       $ 344.9     300.2     416.1     365.1     378.5
      Interest expense                                     .1        .4       6.5       7.7       5.2
      Earnings before income taxes                       27.3      24.7      63.5      16.3      17.9
      Net earnings before accounting change              30.1      16.8      50.5      11.3      11.8
      Net earnings                                       30.1      16.8      25.5      11.3      11.8

  Earnings per share:
      Earnings before accounting change
          Basic                                          2.43      1.37      4.09       .94      1.00
          Diluted                                        2.35      1.33      4.00       .90       .96
      Net earnings
          Basic                                          2.43      1.37      2.06       .94      1.00
          Diluted                                        2.35      1.33      2.02       .90       .96
  As of September 30:
      Working capital                                    87.4      62.8      95.3      60.3      62.3
      Total assets                                      375.6     331.1     378.4     409.3     378.2
      Long-term debt                                      8.3        .6      41.9      50.1      50.0
      Shareholders' equity                              287.3     259.4     248.7     224.1     205.0
                                                      =======   =======   =======   =======   =======

 (1) Includes the acquisition of Bea. (see Footnote 2 of Notes to Consolidated Financial Statements). Also, includes the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.99 per share.

 (2) Includes the acquisitions of Lindgren, Holaday, and Eaton Space Products and the sale of the Rantec microwave antenna business (see Footnote 2 of Notes to Consolidated Financial Statements). Also, includes the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share and the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

 (3) Includes the gain on sale of SEI, accounting change, $5.1 million of restructuring charges, and $3.9 million of other charges related to cost of sales. (see Footnotes 1 and 2 of Notes to Consolidated Financial Statements)

 (4) Includes the acquisitions of Euroshield and AMT.

 (5) Includes the acquisition of Filtertek in February 1997.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS

                The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. The years 2001, 2000 and 1999 represent the fiscal years ended September 30, 2001, 2000 and 1999, respectively, and are used throughout the document.

Introduction

                ESCO Technologies Inc. (ESCO, the Company) operates principally in four business segments: Filtration/Fluid Flow, Test, Communications and Other. ESCO develops, manufactures and markets a broad range of filtration products used in the separation, purification and processing of liquids and gases. The Company's engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include oil production and removal of contaminants in fuel, lube and hydraulic systems, various health care applications, including blood collection, food and beverage processing, potable water, and semiconductor production processes. ESCO is a leading supplier of radio frequency (RF) shielding and EMC test products. ESCO also supplies shielding to the growing Magnetic Resonance Imaging (MRI) market. The Company's Communications segment provides a well-proven communications system called TWACS(R) to the electric utility industry. The TWACS(R) system is currently used primarily for automatic meter reading (AMR) and its load management capabilities, and also provides a ready conduit into the home for future applications.

                The Company's business segments are comprised of the following primary operating entities:

                --Filtration/Fluid Flow: PTI Technologies Inc. (PTI) and
                  Filtertek Inc. (Filtertek),

                --Test: EMC Group consisting of EMC Test Systems, L.P. (ETS) and
                  Lindgren RF Enclosures, Inc. (Lindgren),

                --Communications: Distribution Control Systems, Inc. (DCSI) and
                  Comtrak Technologies, L.L.C. (Comtrak),

                --Other: Rantec Power Systems Inc. (Rantec),

                --Systems & Electronics Inc. (SEI) is included as a divested business in 1999.

                ESCO continues to operate with meaningful growth prospects in its primary served markets, and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, selective acquisitions and share repurchase when warranted.


Highlights of 2001 Operations

                Sales for the year ended September 30, 2001 increased $44.7 million, or 15% to $344.9 million compared to sales of $300.2 million in 2000. Sales growth from acquisitions accounted for approximately $28.6 million of the sales increase in 2001. New products introduced within the last three years accounted for $70.1 million of 2001 sales. The Company's Communications segment continued to show strong year over year growth as sales increased 38% and approximately $104 million of new orders were received in 2001.

                Gross profit margin increased to 31.4% in 2001 compared to 30.6% in the prior year, reflecting positive results from the Company's ongoing cost reduction programs and product mix changes. Operating profit margin (defined as net sales, less cost of sales, less SG&A expenses) increased to 10.7% of net sales in 2001, compared to 10.0% of net sales in 2000. The Company's EBIT margin from operations improved by 0.5% in 2001 compared to 2000. EBIT is defined as earnings before interest and taxes.

                 In June 2001, the Company acquired Bea Filitri S.p.A. (Bea), headquartered in Milan, Italy. Bea is a supplier of filtration products to the pharmaceutical, food and beverage, health care, and petrochemical markets. Bea's operating results are included within the Filtration/Fluid Flow segment, since the date of acquisition.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


                Fiscal 2001 net earnings as reported, were $30.1 million, or
            $2.35 per share, compared to $16.8 million, or $1.33 per share, in 2000. During 2001, the Company's results were favorably impacted by an income tax adjustment of $12.7 million, or $0.99 per share, related primarily to the elimination of the Company's net deferred tax valuation allowance. Excluding this favorable income tax adjustment, 2001 net earnings from operations were $17.4 million, or $1.36 per share, compared to 2000 net earnings from operations of $14.1 million, or $1.11 per share. 2000 net earnings from operations exclude the after-tax gains from the sale of the Riverhead, NY and Calabasas, CA properties in 2000, which were approximately $2.7 million, or $0.22 per share.


Recap of 2000 Performance

                The Company successfully completed three acquisitions during
            2000: Lindgren, Holaday Industries, Inc. (Holaday), and the Eaton space products business (Eaton), formerly located in El Segundo, CA. The Lindgren and Holaday operating results are included within the Test segment and the Eaton results are included within the Filtration/Fluid Flow segment since the date of the respective acquisitions.

                Fiscal 2000 sales increased $56.9 million, or 23% to $300.2 million over 1999 "adjusted" sales of $243.3 million, mainly due to new product introductions and contributions from the 2000 acquisitions. Fiscal 2000 acquisitions contributed $25.7 million to sales in 2000. Operating profit, as defined above, increased $16.5 million to $30.1 million in 2000 over 1999 "adjusted" operating profit of $13.6 million.

                Fiscal 2000's net earnings, as reported, were $1.33 per share.
            In 2000, the Company sold properties in Riverhead, NY and Calabasas, CA, thereby, converting into cash properties retained after divestitures. Excluding the gains on the sale of these properties, 2000 net earnings from operations were $1.11 per share compared to 1999 "adjusted" net earnings of $0.61 per share. Refer to the table on page 21 of Management's Discussion and Analysis for the definition and reconciliation of "adjusted" net income in 1999.


1999 Strategic Actions

                In conjunction with the divestiture of SEI, the Company took a number of actions at September 30, 1999 to further sharpen its focus on its primary served markets. Other actions included abandoning the active pursuit of certain business areas, exiting non-core, underperforming businesses, and restructuring the corporate overhead of the Company.


Results of Operations

            NET SALES

                Net sales of $344.9 million in 2001 increased $44.7 million
            (14.9%) from net sales of $300.2 million in 2000. Filtration/Fluid Flow, Test and Communications segments all had increased sales in 2001. Sales growth from acquisitions accounted for approximately $28.6 million of the sales increase, with the balance coming from organic growth. New products introduced within the last three years accounted for $70.1 million of 2001 sales.

                Net sales of $300.2 million in 2000 decreased $115.9 million
            (27.9%) from reported net sales of $416.1 million in 1999 due to the divestiture of SEI. The 1999 amount included SEI sales of $172.8 million. Excluding SEI sales from the 1999 results, 2000 net sales increased $56.9 million (23.4%) over 1999 "adjusted" net sales of $243.3 million. Acquisitions contributed $25.7 million to sales in 2000.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS

            Filtration/Fluid Flow

                Net sales of $188.2 million in 2001 were $6.5 million (3.6%)
            higher than net sales of $181.7 million in 2000. Net sales increased in the health care and aerospace markets, offset by declines in the automotive and semiconductor markets. The current year acquisition of Bea contributed approximately $2.0 million to the increase in sales. The incremental sales contribution from the fiscal 2000 acquisition of the Eaton space products business was approximately $3.3 million in 2001.

                Net sales of $181.7 million in 2000 increased $12.8 million
            (7.6%) from net sales of $168.9 million in 1999, primarily due to new product introductions and increases in microfiltration sales. The acquisition of the Eaton space products business in fiscal 2000 contributed approximately $3.4 million of the increase in sales. Test

                Net sales increased $22.5 million (35.6%) to $85.5 million in
            2001 compared to net sales of $63.0 million in 2000. Fiscal 2001 reflected the full year contributions from Lindgren and Holaday. Sales of the Company's Magnetic Resonance Imaging (MRI) products increased in 2001 by more than 15%, attributable to the growing health care market. This was partially offset by a decrease in the sale of large EMC test chambers to electronics and telecommunications customers as a result of the softening of these markets. The General Motors contract contributed approximately $4.6 million, $13.2 million and $3.1 million to sales in 2001, 2000 and 1999, respectively.

                Net sales of $63.0 million in 2000 increased $28.1 million
            (80.5%) over the $34.9 million in net sales recorded in 1999. The increase in 2000 over 1999 is primarily due to acquisitions, which contributed $22.1 million. The remaining increase in 2000 over 1999 is primarily the result of additional EMC test chamber sales.

            Communications

                Net sales of $59.1 million in 2001 were $16.4 million (38.3%)
            higher than net sales of $42.7 million in 2000. The increase in 2001 over 2000 is primarily the result of increased shipments to electric utility Cooperatives (Co-ops), together with continued shipments to other existing customers, such as Puerto Rico Electric Power Authority (PREPA), Wisconsin Public Service Corporation (WPS), and Florida Power & Light (FPL). The Company recorded approximately $104 million in new orders for its two-way automatic communications systems and load control transponders during 2001.

                The 2000 net sales increased $16.9 million over the $25.8
            million in net sales recorded in 1999. The increase in 2000 over 1999, primarily is the result of increased shipments to PREPA, WPS and the Co-ops.

            Other

                Net sales were $12.2 million in 2001, $12.8 million in 2000 and
            $13.7 million in 1999. The decrease in net sales is due to the sale of the Rantec microwave antenna business in February 2000, which contributed approximately $2.1 million to sales in fiscal 2000 prior to its divestiture and contributed $3.5 million to sales in 1999. Excluding the microwave antenna business from the 2000 results, net sales increased $1.5 million or 14% in 2001.

            ORDERS AND BACKLOG

                Firm order backlog was $180.1 million at September 30, 2001, compared to $145.4 million at September 30, 2000. New orders totaling $379.6 million were received in 2001, compared with $288.7 million in 2000, reflecting a 31.5% increase. Approximately $186 million of new orders in 2001 related to Filtration/Fluid Flow products, approximately $79 million related to Test products, and approximately $104 million related to Communications products (automatic meter reading and load control products).

            GROSS PROFIT

                 The Company computes gross profit as: net sales less cost of sales. The gross profit margin is the gross profit divided by net sales, expressed as a percentage.

                 The gross profit margin was 31.4%, 30.6% and 22.7% in 2001,
            2000 and 1999, respectively. The "adjusted" gross profit margin for 1999 was 27.6%. The increase in 2001 compared to 2000 is due primarily to a favorable sales mix and the results of the Company's ongoing cost improvement initiatives. The increase in 2000 compared to the reported 1999 results is due primarily to the lower margins in 1999 related to the defense businesses. Gross profit margin increased in 2000 compared to "adjusted" 1999 results due to operational improvements in all four operating segments, including favorable changes in sales mix and product pricing as well as successful cost containment programs.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                Selling, general and administrative expenses (SG&A) for 2001 were $71.5 million, or 20.7% of net sales, compared with $61.8 million, or 20.6% of net sales for 2000. The increase in SG&A spending in 2001 is mainly due to the 2000 acquisitions being included for the entire fiscal year 2001, as well as additional investments in research and development, engineering, and marketing within the Filtration/Fluid Flow and Communications segments.

                SG&A expenses in 2000 were $61.8 million, or 20.6% of net sales, compared with $74.4 million, or 17.9% of net sales for 1999. "Adjusted" SG&A expenses were $53.6 million, or 22.0% of net sales in 1999. The 2000 SG&A expenses included $4.9 million of additional expenses related to the 2000 acquisitions. The percentage decrease from "adjusted" 1999 SG&A expenses is the result of favorable leverage achieved on the higher sales volume.

            OPERATING PROFIT

                The Company evaluates the performance of its operating segments based on operating profit, which the Company defines as net sales, less cost of sales, and less SG&A expenses. Operating profit, as defined by the Company, excludes certain costs which are included in Other costs and expenses, net, in the Consolidated Statements of Operations, and which would be included in the determination of operating income as defined within generally accepted accounting principles. These items are discussed in the respective segment information below.

                Operating profit of $36.8 million (10.7% of net sales) in 2001 increased $6.7 million (22.5%) from $30.1 million (10% of net sales) in 2000. In 2001, operating profit dollars increased in all segments.

                Operating profit of $30.1 million (10% of net sales) in 2000 increased $15.2 million (102%) from $14.9 million in 1999. The 1999 operating profit amount included $10.4 million related to SEI. Fiscal 2000 operating profit increased $16.5 million over prior year "adjusted" operating profit of $13.6 million.
            Filtration/Fluid Flow

                Operating profit of $16.8 million (8.9% of net sales) in 2001 increased slightly over operating profit of $16.6 million (9.1% of net sales) in 2000. The current year was impacted by non-recurring costs related to the consolidation of the Eaton space products business into existing Company owned facilities and increases in other facility operating costs. In addition, during 2001, the Company made significant investments in new product development and market expansion opportunities, primarily in microfiltration.

                Operating profit of $16.6 million (9.1% of net sales) in 2000 was $4.7 million (39.5%) higher than operating profit of $11.9 million (7.0% of net sales) in 1999. The increase was primarily the result of new product introductions and increases in microfiltration profitability. Increased shipments of disposable water filter cartridges also contributed to the growth in profitability in 2000. Test

                Operating profit increased approximately $2.4 million to $9.3 million (10.9% of net sales) in 2001 compared to $6.9 million (11.0% of net sales) in 2000. The increase in 2001 is mainly due to the full year contributions from the Lindgren and Holaday acquisitions, which occurred in the second half of fiscal 2000, offset by a smaller revenue contribution from the General Motors contract which is nearing completion. Operating profit of $6.9 million (11.0% of net sales) in 2000 was $2.9 million (72.5%) higher than operating profit of $4.0 million (11.5% of net sales) in 1999. The increase in 2000 over 1999, was primarily the result of contributions from the General Motors contract. Fiscal 2000 was also favorably impacted by the mid-year acquisitions mentioned above.

            Communications

                Operating profit of $12.6 million (21.4% of net sales) in 2001 was $3.7 million, or 41.6% higher than operating profit of $8.9 million (20.8% of net sales) in 2000. Operating profit of $8.9 million (20.8% of net sales) in 2000 was $9.3 million higher than operating profit of ($0.4) million in 1999. The increase in operating profit in 2001 versus 2000, as well as 2000 versus 1999, in both dollars and as a percentage of net sales is due to increased shipments of automatic meter reading (AMR) equipment at DCSI. The Company is increasing its engineering and new product development expenditures in the Communications segment in order to continue its growth in the

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


            AMR markets. The 1999 operating profit was impacted by certain nonrecurring charges at Comtrak, discussed on page 22 of Management's Discussion and Analysis. Other

                Operating profit was $1.4 million, ($0.3) million and ($8.8)
            million in 2001, 2000 and 1999, respectively. The increase in operating profit in 2001 over 2000, and in 2000 over 1999, is mainly related to the improved operations of Rantec's Power Systems business and the February 2000 sale of the microwave antenna business. The 1999 results were impacted by the nonrecurring charges related to the microwave antenna business, discussed on page 22.

            INTEREST EXPENSE

                Interest expense decreased to $0.1 million in 2001 from $0.4 million in 2000, primarily as a result of lower outstanding average borrowings throughout 2001. The timing of operating cash flows throughout 2001 also decreased the average outstanding borrowings.

                Interest expense decreased to $0.4 million in 2000 from $6.5 million in 1999, primarily as a result of lower outstanding average borrowings throughout 2000. With the exception of $1 million of foreign debt, all outstanding debt from fiscal 1999 was repaid in October 1999 from the proceeds of the sale of SEI.

            OTHER COSTS AND EXPENSES, NET

                Other costs and expenses, net, were $9.4 million, $8.0 million and $4.9 million in 2001, 2000 and 1999, respectively. The 2001 net amount includes: Goodwill amortization of $3.4 million; patent and other intangible amortization of $1.4 million; approximately $2.1 million of net costs related to the consolidation of PTI's filtration businesses into new facilities in Oxnard, CA and the consolidation of the Stockton, CA manufacturing facility into the Huntley, IL facility; and other miscellaneous costs.

                Other costs and expenses, net, in 2000, of $8.0 million
            consisted of the following items: Goodwill amortization of $2.6 million; patent and other intangible amortization of $1.3 million; approximately $2.0 million of net costs related to the Filtration/Fluid Flow segment, including the consolidation of PTI's filtration businesses into new facilities in Oxnard, CA, expenses related to the planned upgrade of production equipment to improve manufacturing efficiency at Filtertek, and costs related to the microfiltration business; approximately $1.0 million of net costs related to the Test segment primarily related to the write-off of an investment in a third party EMC related start-up company which filed bankruptcy in 2000; and other miscellaneous costs.

            GAIN ON SALE OF PROPERTIES

                The gain on the sale of properties in fiscal 2000 represents
            $2.2 million from the sale of the Riverhead, NY property and $0.8 million from the sale of the Calabasas, CA property. These properties were related to previously divested companies.

            INCOME TAX (BENEFIT) EXPENSE

                Income tax benefit of ($2.8) million for 2001 reflects current tax expense of $0.4 million, deferred tax benefit of ($5.7) million, and foreign, state and local tax expense of $2.4 million. Income tax expense of $7.9 million for 2000 reflects current tax expense of $0.3 million, deferred tax expense of $6.3 million, and foreign, state and local tax expense of $1.4 million.

                 Based on the Company's historical pretax income, together with the projection of future taxable income, Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax asset existing at September 30, 2001. In order to realize the aforementioned net deferred tax asset, the Company will need to generate future taxable income of approximately $154 million, of which $130 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $8 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The net operating loss carryforward will be available to reduce future Federal income tax cash payments.

                In 2001, as the result of certain residual tax effects related to the 2000 sale of the property in Calabasas, CA, the Company utilized approximately $2 million of the remaining $33 million capital loss carryforward available from the sale of its Hazeltine subsidiary in 1996. The remaining capital loss carryforward of approximately $31 million expired on September 30, 2001.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


                The valuation reserve in the amount of $10.8 million maintained for the deferred tax asset related to the capital loss carryforward was eliminated due to the expiration of the capital loss carryforward. Additionally, in 2001 the Company eliminated its remaining net deferred tax valuation allowance of $12.7 million, which was the allowance representing the amount of the deferred tax asset associated with temporary differences and NOLs which Management believed would likely not be realized due to limitations on future use.

                The effective tax rate in 2001 was (10.4%), compared with 32.0%
            in 2000 primarily due to the favorable impact of the elimination of the net deferred tax valuation allowance. On an operational basis, Management estimates the 2001 effective tax rate would have been 36.1%, excluding the net favorable income tax adjustment of $12.7 million, previously described. An analysis of the effective tax rates for 2001, 2000 and 1999 is included in the notes to the consolidated financial statements.

            CHANGE IN ACCOUNTING PRINCIPLE - 1999

                The Company adopted the provisions of Statement of Position
            (SOP) 98-5, "Reporting on the Costs of Start-up Activities" in the first quarter of 1999 which resulted in a non-cash, after-tax charge of approximately $25 million, which was recognized as a cumulative effect of an accounting change. The charge related to precontract, start-up and organization costs incurred in anticipation of specific future contract awards which were based on specific customer identified requirements.


Capital Resources & Liquidity

                Working capital increased to $87.4 million at September 30, 2001 from $62.8 million at September 30, 2000. During 2001, cash and cash equivalents increased by $8.9 million. Inventories increased $3.7 million primarily due to the 2001 acquisition of Bea. Other current assets increased by $10.7 million primarily due to an increase in the current portion of deferred tax assets.

                Net cash provided by operating activities was $33.0 million in
            2001 compared to $20.0 million in 2000. The increase in 2001 is primarily due to the Company's additional earnings and improved working capital resulting from ongoing asset management initiatives.

                Net cash provided by operating activities was $20.0 million in
            2000 compared to $25.9 million in 1999. Net cash provided by operating activities in 2000 increased $5.4 million from the 1999 adjusted amount of $14.6 million, which excludes $11.3 million related to SEI.

                Capital expenditures of $11.9 million, $10.4 million and $8.3 million, in 2001, 2000 and 1999, respectively, primarily included manufacturing equipment. Capital expenditures related to SEI were $1.1 million in 1999. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2001.

                At September 30, 2001, the Company had available a net operating loss (NOL) carryforward for tax purposes of approximately $130 million. This NOL will expire beginning in year 2006 and ending in year 2019, and will be available to reduce future Federal income tax cash payments.

            ACQUISITIONS/DIVESTITURES

                On June 8, 2001, the Company acquired all of the outstanding common stock of Bea Filtri S.p.A. (Bea) for approximately $13.5 million in cash and debt. Bea, headquartered in Milan, Italy, is a supplier of filtration products to the pharmaceutical, food and beverage, healthcare, and petrochemical markets. Bea's assets and liabilities, and related operating results, since the date of acquisition, are included within the Company's Filtration/Fluid Flow segment.

                On June 2, 2000, the Company purchased Holaday Industries, Inc.
            (Holaday) for approximately $4 million in cash. Holaday, headquartered in Eden Prairie, MN, is a leading supplier of specialty measurement probes to the EMC test, health and safety, and microwave markets. The operating results for Holaday, since the date of acquisition, are included within the Company's Test segment.

                On April 9, 2000, the Company acquired all of the outstanding common stock of Lindgren RF Enclosures, Inc. (formerly known as The Curran Company) and Lindgren, Inc. (doing business through its subsidiary, Rayproof Ltd.) (collectively Lindgren) for approximately $22 million in cash plus additional consideration based upon the future operating performance of Lindgren. Lindgren is a leading supplier of radio frequency (RF) shielding products and

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


            components used by manufacturers of medical equipment, communications systems and electronic products. The operating results for Lindgren, since the date of acquisition, are included within the Company's Test segment.

                On March 31, 2000, the Company acquired the Eaton space products business (Eaton), formerly located in El Segundo, CA, for approximately $6 million in cash. Eaton manufactures specialty valves and other fluid flow components for satellite launch vehicles and aircraft applications and has been integrated into the Company's Filtration/Fluid Flow segment, since the date of acquisition.

                All of the Company's acquisitions have been accounted for using the purchase method of accounting. The goodwill recorded as a result of the above transactions is being amortized over 20 years, until the adoption of SFAS 142.

                In February 2000, the Company completed the sale of its
            microwave antenna product line, which had historically operated as part of Rantec Microwave & Electronics, Inc. The Company transferred the contract order backlog and operating assets of the microwave antenna business for $2.1 million in cash, and in September 2000, sold the related land and buildings in Calabasas, CA for approximately $6 million.

                In December 1999, the Company sold the Riverhead, NY property, used by the Company's former Hazeltine subsidiary for approximately $2.6 million.

                On September 30, 1999, the Company sold SEI to Engineered
            Support Systems, Inc. for $85 million in cash, less working capital adjustments.

            BANK CREDIT FACILITY

                On April 11, 2000, the Company entered into a $75 million
            revolving credit facility, with the option to increase it to $100 million through April 11, 2002. The credit facility was amended on February 28, 2001 to allow for borrowings in foreign currencies. The credit facility is available for direct borrowings and/or the issuance of letters of credit. The maturity of the credit facility is April 11, 2005, and is provided by a group of five banks, led by Bank of America. At September 30, 2001, the Company had approximately $61.7 million available to borrow under the credit facility as well as $14.5 million of cash on hand.

                The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA. As of September 30, 2001, the Company is in compliance with all bank covenants.

                Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

            SHARE REPURCHASE

                In February 2001, the Company authorized an open market
            repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and covers the period ending September 29, 2003. Approximately 77,000, 516,000 and 177,000 shares were repurchased in 2001, 2000 and 1999, respectively. In June 2000, the Company initiated an odd lot share repurchase program which extended through September 2000 whereby the Company repurchased approximately 25,000 shares, which are included in the 516,000 of shares repurchased in 2000, above.

            OTHER

                Management believes that, for the periods presented, inflation has not had a material effect on the Company's results of operations.

                The Company is currently involved in various stages of
            investigation and remediation relating to environmental matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


Market Risk Analysis

            MARKET RISK EXPOSURE

                Market risks relating to the Company's operations result
            primarily from changes in interest rates and changes in foreign currency exchange rates. The Company has interest rate exposure relating to floating rate lease obligations and, accordingly, during 2001, entered into interest rate swaps totaling approximately $23 million to mitigate this exposure. In addition, the Company has interest rate exposure relating to floating rate obligations denominated in EURO dollars, therefore, in September 2001, the Company entered into an interest rate swap of approximately $4 million to mitigate this exposure. These swaps are accounted for as cash flow hedges under the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as of and for the year ended September 30, 2001.

                The Company is subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts.

New Accounting Pronouncements

                In July 2001, the Financial Accounting Standards Board issued
            SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

                The Company is required to adopt the provisions of SFAS 141 immediately. Management expects to adopt the provisions of SFAS 142 effective October 1, 2001, the beginning of the Company's fiscal year 2002.

                SFAS 141 will require that upon adoption of SFAS 142, the
            Company evaluate its existing intangible assets and goodwill, and make any necessary reclassifications in order to conform with the new criteria in SFAS 141. Upon adoption of SFAS 142, the Company plans to reassess the useful lives and residual values of all recorded intangible assets, other than goodwill, and make any necessary amortization period adjustments by December 31, 2001. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 by December 31, 2001. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle. Upon adoption of SFAS 141 and SFAS 142, the Company does not anticipate a significant impact to the carrying value of the Company's goodwill.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS

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

                  The table provides a reconciliation between the 1999 reported results of operations and what Management believes the 1999 operating results may have been after removing certain nonrecurring items and assuming that all of the actions taken during 1999 to reorient the business were complete at the beginning of the period. Management believes the estimated 1999 adjusted operating results provide a meaningful presentation for purposes of comparing ESCO's subsequent financial performance.

                                                                 1999   Elimination   Adjusting             1999
            (Dollars in millions, rounded)                As Reported     of SEI(a)       Items      As Adjusted
                                                          -----------   -----------   ---------      -----------
            Net sales                                     $     416.1         172.8          --      $     243.3
                                                          -----------   -----------   ---------      -----------
              Cost of sales                                     317.7         139.6        (2.0)(b)        176.1
              Other charges related to cost of sales              3.9            --        (3.9)(c)           --
              SG&A expenses                                      74.4          21.6          .8 (d)         53.6
              Interest expense (income)                           6.5            .6        (8.2)(e)         (2.3)
              Other, net                                          4.9            .3         (.3)(c)          4.3
              Restructuring charges                               5.1            --        (5.1)(c)           --
              Gain on sale of SEI                               (59.9)           --        59.9 (c)           --
                                                          -----------   -----------   ---------      -----------
                   Total costs and expenses                     352.6         162.1        41.2            231.7
                                                          -----------   -----------   ---------      -----------
            Earnings before tax                                  63.5          10.7       (41.2)            11.6

            Income tax expense                                   13.0           3.7        (5.4)(f)          3.9
                                                          -----------   -----------   ---------      -----------
            Net earnings before accounting change                50.5           7.0       (35.8)             7.7
                                                          -----------   -----------   ---------      -----------
            Cumulative effect of accounting change,
                net of tax                                      (25.0)           --        25.0 (c)           --
                                                          -----------   -----------   ---------      -----------
                     Net earnings                         $      25.5           7.0       (10.8)     $       7.7
                                                          ===========   ===========   =========      ===========
            Diluted EPS                                   $      2.02                                $       .61

--------------------------------------------------------------------------------

(a) Represents the operations of SEI which were included in the 1999 GAAP reported results of operations.

(b) Represents the 1999 operating results of Rantec's microwave antenna business which was being offered for sale in 1999 and was sold in February 2000. Fiscal 1999 net sales included $4.9 million related to Rantec's microwave antenna business.

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

(e) Represents the estimated net interest impact of the SEI transaction proceeds and the cash impact of the other cost saving actions noted above, assuming that they occurred at the beginning of the period. The amount noted assumes all outstanding debt was repaid and the excess cash proceeds were invested with a 6% yield, representing the yields in effect in 1999.

(f) Represents the amount necessary to reflect the adjusted effective tax rate at 33%, which represents the Company's estimated 1999 effective tax rate excluding the nonrecurring items.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS


            OTHER CHARGES RELATED TO COST OF SALES, RESTRUCTURING CHARGES AND GAIN ON SALE OF SEI - 1999

                The Company recognized certain nonrecurring items in the 1999 fourth quarter results of operations which resulted in $3.9 million of other charges related to cost of sales and $5.1 million of restructuring charges. In addition, in 1999, the Company recorded a gain on the sale of SEI of $59.9 million.

                The 1999 other charges related to cost of sales represent the write-off of inventory related to the abandonment of High Pressure Air Reducing Quiet Manifolds for surface ships ($2.2 million) and the Vehicle Location Systems ($.6 million) business. Additionally, the Company wrote down the Rantec microwave antenna product line inventory ($1.1 million) to net realizable value. The Rantec microwave business was sold in February 2000.

                The 1999 restructuring charges were comprised of the following:
            costs related to exiting the microwave antenna business area ($1.1 million); a write-off of the license agreement ($1.8 million) related to the abandonment of the Vehicle Location System business; and certain personnel separation costs ($2.2 million).

                The gain on the sale of SEI of $59.9 million is calculated as:
            the gross proceeds of $85 million; less SEI's net book value of $30.6 million; less working capital adjustments of $4.0 million; less transaction related expenses of $4.9 million; plus the $14.4 million curtailment gain related to pension and retiree medical liabilities transferred to the buyer.

                The other charges related to cost of sales noted above are included in the calculation of 1999 gross profit discussed above.

Forward-Looking Information

                The statements contained in the Chairman's Letter to
            Shareholders (pgs. 2-5), the business summaries (pgs. 6-11), and Management's Discussion and Analysis that are not strictly historical are "forward looking" statements within the meaning of the safe harbor provisions of the federal securities laws. Investors are cautioned that such statements are only predictions, and speak only as of the date of this report. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: further weakening of economic conditions in served markets; changes in customer demands or customer insolvencies; electricity shortages; competition; intellectual property matters; consolidation of internal operations; integration of recently acquired businesses; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; collective bargaining labor disputes; and the Company's successful execution of internal operating plans.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended September 30,
(Dollars in thousands, except per share amounts)             2001          2000          1999
                                                          ----------    ----------    ----------
Net sales                                                 $  344,904       300,157       416,102
Costs and expenses:
     Cost of sales                                           236,526       208,263       317,681
     Other charges related to cost of sales                       --            --         3,927
Selling, general and administrative expenses                  71,537        61,819        74,429
     Interest expense, net                                       130           359         6,460
Other, net                                                     9,438         7,969         4,871
     Gain on sale of properties                                   --        (2,989)           --
     Restructuring charges                                        --            --         5,145
Gain on sale of SEI                                               --            --       (59,867)
                                                          ----------    ----------    ----------
Total costs and expenses                                     317,631       275,421       352,646
                                                          ----------    ----------    ----------


Earnings before income tax                                    27,273        24,736        63,456

Income tax (benefit) expense                                  (2,834)        7,917        13,001
                                                          ----------    ----------    ----------
Net earnings before accounting change                         30,107        16,819        50,455

Cumulative effect of accounting change, net of tax                --            --       (25,009)
                                                          ----------    ----------    ----------
         Net earnings                                     $   30,107        16,819        25,446
                                                          ==========    ==========    ==========
Earnings per share:
     Net earnings before accounting change:
         Basic                                            $     2.43          1.37          4.09
         Diluted                                                2.35          1.33          4.00
                                                          ----------    ----------    ----------
     Net earnings:
         Basic                                            $     2.43          1.37          2.06
         Diluted                                                2.35          1.33          2.02
                                                          ----------    ----------    ----------
Average common shares outstanding (in thousands):
         Basic                                                12,382        12,307        12,332
         Diluted                                              12,805        12,668        12,614
                                                          ==========    ==========    ==========



See accompanying notes to consolidated financial statements.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
CONSOLIDATED BALANCE SHEETS


As of September 30,
(Dollars in thousands)                                                           2001         2000
                                                                              ----------   ----------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                                $   14,506        5,620
Accounts receivable, less allowance for doubtful accounts of $1,122
      and $1,309 in 2001 and 2000, respectively                                   61,351       58,982
Costs and estimated earnings on long-term contracts, less progress
      billings of $21,913 and $15,139 in 2001 and 2000, respectively               6,637        6,141
     Inventories                                                                  48,167       44,457
Other current assets                                                              20,769       10,104
                                                                              ----------   ----------
      Total current assets                                                       151,430      125,304
                                                                              ----------   ----------



PROPERTY, PLANT AND EQUIPMENT:
     Land and land improvements                                                    2,561        2,545
Buildings and leasehold improvements                                              29,470       27,477
     Machinery and equipment                                                      71,289       65,564
Construction in progress                                                           4,620        3,821
                                                                              ----------   ----------
                                                                                 107,940       99,407
Less accumulated depreciation and amortization                                    42,902       36,844
                                                                              ----------   ----------
      Net property, plant and equipment                                           65,038       62,563

Excess of cost over net assets of purchased businesses, less accumulated
     amortization of $12,674 and $9,245 in 2001 and 2000, respectively           102,163       90,997
Deferred tax assets                                                               38,573       30,808
Other assets                                                                      18,373       21,461
                                                                              ----------   ----------
                                                                              $  375,577      331,133
                                                                              ==========   ==========



See accompanying notes to consolidated financial statements.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
CONSOLIDATED BALANCE SHEETS


As of September 30,
(Dollars in thousands)                                                                2001          2000
                                                                                   ----------    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Short-term borrowings and current maturities of long-term debt                $      122         4,136
     Accounts payable                                                                  35,180        31,206
Advance payments on long-term contracts, less costs incurred
      of $809 and $3,364 in 2001 and 2000, respectively                                 1,534         2,903
     Accrued expenses                                                                  27,233        24,246
                                                                                   ----------    ----------
       Total current liabilities                                                       64,069        62,491
                                                                                   ----------    ----------
Other liabilities                                                                      15,890         8,610
Long-term debt                                                                          8,338           610
                                                                                   ----------    ----------
      Total liabilities                                                                88,297        71,711
                                                                                   ----------    ----------
Commitments and contingencies                                                              --            --

SHAREHOLDERS' EQUITY:
     Preferred stock, par value $.01 per share, authorized 10,000,000 shares               --            --
     Common stock, par value $.01 per share, authorized 50,000,000 shares;
     Issued 13,409,934 and 13,224,834 shares in 2001 and 2000, respectively               134           132
     Additional paid-in capital                                                       206,282       205,514
Retained earnings since elimination of deficit at September 30, 1993                   99,649        69,542
     Accumulated other comprehensive loss                                              (6,518)       (4,766)
                                                                                   ----------    ----------
                                                                                      299,547       270,422
     Less treasury stock, at cost (985,469 and 956,527 common shares in 2001
      and 2000, respectively)                                                         (12,267)      (11,000)
                                                                                   ----------    ----------
      Total shareholders' equity                                                      287,280       259,422
                                                                                   ----------    ----------
                                                                                   $  375,577       331,133
                                                                                   ==========    ==========


See accompanying notes to consolidated financial statements.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                          Accumulated
Years ended September 30,                         Common Stock    Additional                 Other
                                              ------------------   Paid-in     Retained   Comprehensive   Treasury
(in thousands)                                 Shares    Amount    Capital     Earnings   Income (Loss)     Stock      Total
                                              --------  --------  ----------   --------   -------------   --------   ----------
Balance, September 30, 1998                     12,642  $    126     200,913     27,277          (1,740)    (2,497)     224,079
                                                                                                                     ----------
Comprehensive income:
     Net earnings                                   --        --          --     25,446              --         --       25,446
     Translation adjustments                        --        --          --         --          (2,390)        --       (2,390)
     Minimum pension liability, net                 --        --          --         --           2,260         --        2,260
                                                                                                                     ----------
Comprehensive income                                --        --          --         --              --         --       25,316
                                                                                                                     ----------
Stock options and stock compen-
     sation plans                                  141         2         806         --              --         48          856
Purchases into treasury                             --        --          --         --              --     (1,562)      (1,562)
                                              --------  --------  ----------   --------   -------------   --------   ----------
Balance, September 30, 1999                     12,783       128     201,719     52,723          (1,870)    (4,011)     248,689
                                                                                                                      ---------
Comprehensive income:
     Net earnings                                   --        --          --     16,819              --         --       16,819
     Translation adjustments                        --        --          --         --          (2,896)        --       (2,896)
                                                                                                                     ----------
Comprehensive income                                --        --          --         --              --         --       13,923
                                                                                                                     ----------
Stock options and stock compen-
     sation plans                                  442         4       3,795         --              --         59        3,858
Purchases into treasury                             --        --          --         --              --     (7,048)      (7,048)
                                              --------  --------  ----------   --------   -------------   --------   ----------
Balance, September 30, 2000                     13,225       132     205,514     69,542          (4,766)   (11,000)     259,422
                                                                                                                     ----------
Comprehensive income:
     Net earnings                                   --        --          --     30,107              --         --       30,107
     Translation adjustments                        --        --          --         --            (209)        --         (209)
     Minimum pension liability, net                 --        --          --         --            (639)        --         (639)
     Interest rate swap adjustment, net             --        --          --         --            (904)        --         (904)
                                                                                                                     ----------

Comprehensive income                                --        --          --         --              --         --       28,355
                                                                                                                     ----------
Stock options and stock compen-
     sation plans                                  185         2         768         --              --        414        1,184
Purchases into treasury                             --        --          --         --              --     (1,681)      (1,681)
                                              --------  --------  ----------   --------   -------------   --------   ----------
Balance, September 30, 2001                     13,410  $    134     206,282     99,649          (6,518)   (12,267)     287,280
                                              ========  ========  ==========   ========   =============   ========   ==========


See accompanying notes to consolidated financial statements.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
CONSOLIDATED STATEMENTS OF CASH FLOW


Years ended September 30,
(Dollars in thousands)                                                 2001          2000          1999
                                                                    ----------    ----------    ----------
Cash flows from operating activities:
     Net earnings                                                   $   30,107        16,819        25,446
     Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                  15,100        14,185        17,021
         Changes in operating working capital                           (9,441)      (20,532)       11,271
         Write-off of assets related to accounting change,
            net of tax                                                      --            --        25,009
         Gain on sale of SEI                                                --            --       (59,867)
         Effect of deferred taxes on tax provision                      (5,669)        6,270        11,560
         Other                                                           2,889         3,259        (4,550)
                                                                    ----------    ----------    ----------
     Net cash provided by operating activities                          32,986        20,001        25,890
                                                                    ----------    ----------    ----------

Cash flows from investing activities:
     Capital expenditures                                              (11,881)      (10,363)       (8,291)
     (Acquisition) divestiture of businesses                           (13,559)      (29,996)       85,000
                                                                    ----------    ----------    ----------
     Net cash (used) provided by investing activities                  (25,440)      (40,359)       76,709
                                                                    ----------    ----------    ----------

Cash flows from financing activities:
     Proceeds from long-term debt                                        7,356            80            96
     Principal payments on long-term debt                                 (740)      (49,322)       (8,297)
     Net decrease in short-term borrowings                              (3,988)       (8,506)       (9,494)
     Purchases of common stock into treasury                            (1,681)       (6,215)       (1,562)
     Other, including exercise of stock options                            393         2,232           126
                                                                    ----------    ----------    ----------
     Net cash provided (used by) financing activities                    1,340       (61,731)      (19,131)
                                                                    ----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents                     8,886       (82,089)       83,468
Cash and cash equivalents at beginning of year                           5,620        87,709         4,241
                                                                    ----------    ----------    ----------
Cash and cash equivalents at end of year                            $   14,506         5,620        87,709
                                                                    ==========    ===========   ==========
Changes in operating working capital:
     Accounts receivable, net                                       $    1,632       (10,907)        5,150
     Costs and estimated earnings on long-term contracts, net             (497)       (2,122)       12,891
     Inventories                                                        (1,650)        1,553        (9,230)
     Other current assets                                              (10,665)          859        (1,402)
     Accounts payable                                                    1,174          (704)          734
     Advance payments on long-term contracts, net                       (1,369)        2,221        (6,821)
     Accrued expenses                                                    1,934       (11,432)        9,949
                                                                    ----------    ----------    ----------
                                                                    $   (9,441)      (20,532)       11,271
                                                                    ==========    ===========   ==========
Supplemental cash flow information:
     Interest paid                                                  $      425           867         6,579
     Income taxes paid                                                   4,106         1,132           254
                                                                    ==========    ===========   ==========




See accompanying notes to consolidated financial statements.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    Summary of significant accounting policies

            (a) PRINCIPLES OF CONSOLIDATION

                The consolidated financial statements include the accounts of
            ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2001 presentation. Effective July 10, 2000, the Company changed its name from ESCO Electronics Corporation to ESCO Technologies Inc.

            (b) BASIS OF PRESENTATION

                Effective September 30, 1993, the Company implemented an
            accounting readjustment in accordance with the accounting provisions applicable to a "quasi-reorganization" which restated assets and liabilities to fair values and eliminated the deficit in retained earnings.

                Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2001 and 2000.

            (c) NATURE OF OPERATIONS

                The Company is a leading supplier of engineered filtration products to the process, health care and transportation markets worldwide. The Company's filtration products include depth filters, membrane based microfiltration products and precision screen filters. The balance of the Company's sales is derived primarily from radio frequency (RF) shielding and EMC test products and special purpose communication systems, where the Company is well positioned in niche markets based on proprietary products.

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

            (f) CASH AND CASH EQUIVALENTS

                Cash equivalents include temporary investments that are readily convertible into cash, such as EURO dollars, commercial paper and treasury bills with original maturities of three months or less.

            (g) COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

                Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits and retention on long-term contracts accounted for under the percentage-of-completion method, net of progress billings.

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

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

           (j) EXCESS OF COST OVER NET ASSETS OF PURCHASED BUSINESSES

                Assets and liabilities related to business combinations
            accounted for as purchase transactions are recorded at their respective fair values. Excess of cost over the fair value of net assets purchased (goodwill) is amortized on a straight-line basis over the periods estimated to be benefited. The excess of cost over the fair value of net assets is primarily being amortized over a period not exceeding 30 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. See further discussion below in "New Accounting Standards."

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

            (l) INCOME TAXES

                Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

            (n) FOREIGN CURRENCY TRANSLATION

                The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52 "Foreign Currency Translation" (SFAS 52). The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

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

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                The number of shares used in the calculation of earnings per share for each year presented is as follows:


            (In thousands)                                       2001       2000       1999
                                                               --------   --------   --------
            Weighted Average Shares Outstanding -- Basic         12,382     12,307     12,332
            Dilutive Options and Performance Shares                 423        361        282
                                                               --------   --------   --------
            Adjusted Shares -- Diluted                           12,805     12,668     12,614
                                                               ========   ========   ========

                Options to purchase 12,500 shares (at per share prices of $25.18
            - $27.28), 95,500 shares (at per share prices of $15.72 - $19.22)
            and 176,000 shares (at per share prices of $11.44 - $19.22) were outstanding during the years ended September 30, 2001, 2000 and 1999, respectively, but were not included in the respective computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2011. Approximately 181,000, zero and 190,000 performance shares were outstanding but unearned at September 30, 2001, 2000 and 1999, respectively, and therefore, were not included in the respective years' computations of diluted EPS.

            (p) STOCK-BASED COMPENSATION

                The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations.

            (q) COMPREHENSIVE INCOME (LOSS)

                SFAS 130, "Reporting Comprehensive Income" requires the Company to report separately the translation adjustments of SFAS 52 defined above, changes to the minimum pension liability, and changes in fair value of the Company's interest rate swaps designated as a cash flow hedge, as components of comprehensive income or loss. Management has chosen to disclose the requirements of this Statement within the Consolidated Statements of Shareholders' Equity.

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

            (s) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

                SFAS 133, "Accounting for Derivative Instruments and Hedging
            Activities" as amended by SFAS 137 and 138 (SFAS 133) requires that all derivative instruments be recorded on the balance sheet at their fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as a fair value hedge, the changes in fair value are recognized in other comprehensive income until the hedged item is settled and recognized in earnings. The Company has interest rate exposure relating to floating rate lease obligations and, accordingly, during 2001, entered into interest rate swaps totaling approximately $23 million to mitigate this exposure. In addition, the Company has interest rate exposure relating to floating rate obligations denominated in EURO dollars, therefore, in September 2001, the Company entered into an interest rate swap of approximately $4 million to mitigate this exposure. These interest rate swaps are accounted for as cash flow hedges under the provisions of SFAS 133 as of and for the year ended September 30, 2001. At September 30, 2001, other comprehensive income included an after-tax decline in fair value of approximately $0.9 million.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            (t) NEW ACCOUNTING STANDARDS

                In July 2001, the Financial Accounting Standards Board issued
            SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

                The Company is required to adopt the provisions of SFAS 141 immediately, and Management expects to adopt the provisions of SFAS 142 effective October 1, 2001, the beginning of the Company's fiscal year 2002.

                SFAS 141 will require that upon adoption of SFAS 142, the
            Company evaluate its existing intangible assets and goodwill, and make any necessary reclassifications in order to conform with the new criteria in SFAS 141. Upon adoption of SFAS 142, the Company plans to reassess the useful lives and residual values of all recorded intangible assets, other than goodwill, and make any necessary amortization period adjustments by December 31, 2001. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 by December 31, 2001. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle. Upon adoption of SFAS 141 and SFAS 142, the Company does not anticipate a material impact to the carrying value of the Company's goodwill.

2.   Acquisitions/Divestitures

                On June 8, 2001, the Company acquired all of the outstanding common stock of Bea Filtri S.p.A. (Bea) for approximately $13.5 million in cash and debt. Bea, headquartered in Milan, Italy, is a supplier of filtration products to the pharmaceutical, food and beverage, healthcare, and petrochemical markets. Bea broadens the Company's microfiltration product offering and increases the Company's penetration in European markets. Bea's assets and liabilities, and related operating results, since the date of acquisition, are included within the Company's Filtration/Fluid Flow segment.

                On June 2, 2000, the Company purchased Holaday Industries, Inc.
            (Holaday) for approximately $4 million in cash. Holaday, headquartered in Eden Prairie, MN, is a leading supplier of specialty measurement probes to the EMC test, health and safety, and microwave markets. The operating results for Holaday, since the date of acquisition, are included within the Company's Test segment

                On April 9, 2000, the Company acquired all of the outstanding common stock of Lindgren RF Enclosures, Inc. (formerly known as The Curran Company) and Lindgren, Inc. (doing business through its subsidiary, Rayproof Ltd.) (collectively Lindgren) for approximately $22 million in cash plus additional consideration based upon the future operating performance of Lindgren. Lindgren is a leading supplier of radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems and electronic products. The operating results for Lindgren, since the date of acquisition, are included within the Company's Test segment.

                On March 31, 2000, the Company acquired the Eaton space products business (Eaton), formerly located in El Segundo, CA, for approximately $6 million in cash. Eaton manufactures specialty valves and other fluid flow components for satellite launch vehicles and aircraft applications and has been integrated into the Company's Filtration/Fluid Flow segment, since the date of acquisition.

                In February 2000, the Company completed the sale of its
            microwave antenna business, which had historically operated as part of Rantec Microwave & Electronics, Inc. The Company transferred the contract order backlog and operating assets of the microwave antenna business for $2.1 million in cash, and in September 2000, sold the related land and buildings in Calabasas, CA for approximately $6 million.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                Assuming the acquisitions of Holaday, Lindgren and Eaton as well as the divestiture of the Rantec microwave antenna business had occurred on October 1, 1999, (the beginning of fiscal 2000), pro forma unaudited net sales, net earnings and diluted EPS for the year ended September 30, 2000 would have been approximately $325 million, $17.3 million and $1.36 per share, respectively. These unaudited pro forma amounts are not necessarily indicative of the results of operations that would have occurred had these actions been completed on October 1, 1999, or of future results of operations.

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

                Included in the 1999 consolidated statements of operations are the operating results of SEI prior to its divestiture as follows: net sales of $172.8 million; cost of sales of $139.6 million, SG&A expenses of $21.6 million; other costs and expenses, net, of $0.9 million; and earnings before income taxes of $10.7 million.

                All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition. The goodwill recorded as a result of the transactions is being amortized over 20 years, until the adoption of SFAS 142.


      3. Accounts receivable

                Accounts receivable consist of the following at September 30,
            2001 and 2000:

           (Dollars in thousands)                       2001         2000
                                                     ----------   ----------
           Commercial                                $   57,513       55,619
           U. S. Government and prime contractors         3,838        3,363
                                                     ----------   ----------
           Total                                     $   61,351       58,982
                                                     ==========   ==========

                Commercial accounts receivable increased primarily due to the acquisition of Bea in 2001.


      4. Inventories

                Inventories consist of the following at September 30, 2001 and
            2000:


            (Dollars in thousands)                               2001          2000
                                                               ----------   ----------
            Finished goods                                     $   12,065        8,709
            Work in process-- including long-term contracts        17,089       17,258
            Raw materials                                          19,013       18,490
                                                               ----------   ----------
                Total                                          $   48,167       44,457
                                                               ==========   ==========

                Inventories increased approximately $3.7 million mainly to support the near term sales demand and due to the acquisition of Bea in 2001.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      5. Property, plant and equipment

                Depreciation expense of property, plant and equipment for the years ended September 30, 2001, 2000 and 1999 was $10.3 million, $10.3 million and $13.6 million (including SEI), respectively.

                The Company leases certain real property, equipment and
            machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2001, 2000 and 1999 amounted to $6.8 million, $5.0 million and $6.3 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2001 are:


            (Dollars in thousands)      Years ending September 30:
                                        --------------------------
                                        2002                                $  5,628
                                        2003                                   5,188
                                        2004                                   4,676
                                        2005                                   4,171
                                        2006 and thereafter                    5,748
                                                                            --------
                                          Total                             $ 25,411
                                                                            ========

      6. Income tax expense

                For the year ended September 30, 2001, pre-tax earnings related to U.S. and non-U.S. tax jurisdictions are $21.7 million and $5.6 million, respectively. Fiscal 2000 and 1999 pre-tax earnings related to non-U.S. tax jurisdictions were insignificant. The principal components of income tax expense for the years ended September 30, 2001, 2000 and 1999 consist of:

            (Dollars in thousands)                                          2001          2000         1999
                                                                         ----------    ----------   ----------
            Federal:
                Current (including Alternative Minimum Tax)              $      413           275           --
                Deferred (including elimination of valuation allowance)      (5,669)        6,270       11,560
            State, local and non-U.S                                          2,422         1,372        1,441
                                                                         ----------    ----------   ----------
                Total                                                    $   (2,834)        7,917       13,001
                                                                         ==========    ==========   ==========

                The actual income tax expense for the years ended September 30, 2001, 2000 and 1999 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:


            (Dollars in thousands)                              2001          2000         1999
                                                             ----------    ----------   ----------
            Federal corporate statutory rate                       35.0%         35.0%        35.0%
            Change in tax valuation allowance:
               Utilization of capital loss carryforward            (2.5)         (4.3)       (19.3)
               Elimination of valuation allowance                 (46.5)           --           --
               Other                                                 --          (3.2)         5.9
           State and local, net of Federal benefits                 4.2           2.0          1.1
           Non-U.S.                                                (2.8)           .5          1.2
           Other, net                                               2.2           2.0         (3.4)
                                                             ----------    ----------   ----------
            Effective income tax rate                             (10.4)%        32.0%        20.5%
                                                             ==========    ==========   ==========

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2001 and 2000 are presented below:

            (Dollars in thousands)                                          2001          2000
                                                                         ----------    ----------
           Deferred tax assets:
               Inventories, long-term contract accounting,
                   contract cost reserves and others                     $    4,243         2,644
               Pension and other postretirement benefits                      3,535         3,846
               Net operating loss carryforward                               45,361        48,345
               Capital loss carryforward                                         --        11,537
               Other compensation-related costs and other cost accruals       5,801           875
                                                                         ----------    ----------

                   Total deferred tax assets                                 58,940        67,247
           Deferred tax liabilities:
               Plant and equipment, depreciation methods,
                   acquisition asset allocations, and other                  (5,089)       (5,107)
                                                                         ----------    ----------

               Net deferred tax asset before valuation allowance             53,851        62,140
           Less valuation allowance                                              --       (24,237)
                                                                         ----------    ----------

               Net deferred tax assets                                   $   53,851        37,903
                                                                         ==========    ==========


                Net deferred tax assets are classified in the Consolidated
            Balance Sheets as follows:


            (Dollars in thousands)                                               2001         2000
                                                                              ----------   ----------
            Current deferred tax assets (included in Other current assets)    $   15,278        7,095
            Noncurrent deferred tax assets                                        38,573       30,808
                                                                              ----------   ----------

                                                                              $   53,851       37,903
                                                                              ==========   ==========


                Based on the Company's historical pretax income, together with the projection of future taxable income, Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax asset existing at September 30, 2001. In order to realize the aforementioned net deferred tax asset, the Company will need to generate future taxable income of approximately $154 million, of which $130 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $8 million will expire in 2006; $6 million will expire in 2007; $23 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The net operating loss carryforward may be used to reduce future income tax cash payments.

                In 2001, as the result of certain residual tax effects related to the fiscal 2000 sale of the property in Calabasas, CA, the Company utilized approximately $2 million of the remaining $33 million capital loss carryforward available from the sale of its Hazeltine subsidiary in 1996. The remaining capital loss carryforward of approximately $31 million expired on September 30, 2001.

                The valuation reserve in the amount of $10.8 million maintained for the deferred tax asset represented by the capital loss carryforward was eliminated by the expiration of the capital loss carryforward. In addition, in 2001, the Company eliminated its remaining net deferred tax valuation allowance of $12.7 million, which was the allowance representing the amount of the deferred tax asset associated with temporary differences and NOLs which Management believed would likely not be realized due to limitations on future use.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      7. Debt

                Long-term debt consists of the following at September 30, 2001 and 2000:


            (Dollars in thousands)                                          2001          2000
                                                                         ----------    ----------
            Long-term borrowings under the revolving credit facility     $    7,249            --
            Other debt                                                        1,200           746
            Less current maturities of long-term debt                          (111)         (136)
                                                                         ----------    ----------
                Long-term debt                                           $    8,338           610
                                                                         ==========    ==========

                On April 11, 2000, the Company entered into a $75 million
            revolving credit facility, with the option to increase it to $100 million through April 11, 2002. The credit facility was amended on February 28, 2001 to allow for borrowings in foreign currencies. The credit facility is available for direct borrowings and/or the issuance of letters of credit. The maturity of the bank credit facility is April 11, 2005, and is provided by a group of five banks, led by Bank of America. At September 30, 2001, the Company had approximately $61.7 million available to borrow under the credit facility as well as $14.5 million of cash on hand.

                The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA. As of September 30, 2001, the Company is in compliance with all bank covenants.

                During 2001 and 2000, the maximum aggregate short-term
            borrowings at any month-end were $5.5 million and $21 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $1.7 million and $8.1 million, respectively; and the weighted average interest rates were 6.4% in 2001, 7.5% in 2000 and 6.3% in 1999. The letters of credit issued and outstanding under the credit facility totaled $6.1 million and $7.9 million at September 30, 2001 and 2000, respectively. Short-term borrowings under the credit facility totaled zero and $4.0 million as of September 30, 2001 and 2000, respectively. Long-term borrowings under the revolving credit facility were $7.2 million (related to the Bea acquisition and based in the local currency) and zero at September 30, 2001 and 2000, respectively. In addition, the Company has other borrowings in foreign countries of approximately $1.2 million, of which $0.1 million is due within one year.


      8. Capital stock

                The 13,409,934 and 13,224,834 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2001 and 2000 represent the actual number of shares issued at the respective dates. The Company held 985,469 and 956,527 common shares in treasury at September 30, 2001 and 2000, respectively.

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

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                Information regarding stock options awarded under the Option
            Plans is as follows:

                                             FY 2001                    FY 2000                  FY 1999
                                      ----------------------    ----------------------   -----------------------
                                                  Estimated                 Estimated                 Estimated
                                       Shares     Avg. Price      Shares    Avg. Price     Shares     Avg. Price
                                      ---------   ----------    ---------   ----------   ----------   ----------
October 1,                              792,699   $    10.62    1,437,442   $     9.35      953,716   $     8.61
     Granted                            175,250   $    18.65       99,250   $    12.90      522,600   $    10.76
     Exercised                         (151,298)  $     9.18     (558,738)  $     7.37      (17,270)  $     7.72
     Cancelled                          (20,003)  $    12.91     (185,255)  $    12.16      (21,604)  $    12.00
                                       --------   ----------   ----------   ----------   ----------   ----------
September 30,                           796,648   $    12.60      792,699    $   10.62    1,437,442   $     9.35

At September 30,
     Reserved for future grant          342,063                   405,566                   242,725
     Exercisable                        370,854   $    10.72      363,647    $   10.65      698,464   $     9.36
                                      =========   ==========   ==========    =========   ==========   ==========


                Summary information regarding stock options outstanding at
            September 30, 2001 is presented below:

                                                         OPTIONS OUTSTANDING
                                   -------------------------------------------------------------------
                                               NUMBER        WEIGHTED-AVERAGE                 WEIGHTED
            Range of                   OUTSTANDING AT               REMAINING                  AVERAGE
            Exercise Prices        SEPTEMBER 30, 2001        CONTRACTUAL LIFE           EXERCISE PRICE
            ---------------        ------------------        ----------------           --------------
            $5.93 - $7.37                     100,797               5.0 YEARS                   $ 6.56
            $9.14 - $12.91                    446,198               7.1 YEARS                   $10.93
            $14.19 - $19.22                   206,153               8.4 YEARS                   $17.01
            $21.44 - $27.28                    43,500               9.6 YEARS                   $22.90
                                   ------------------        ----------------           --------------
                                              796,648               7.3 YEARS                   $12.60
                                   ==================        ================           ==============


                                         EXERCISABLE OPTIONS OUTSTANDING
                                     ---------------------------------------
                                                 NUMBER             WEIGHTED
            Range of                     EXERCISABLE AT              AVERAGE
            Exercise Prices          SEPTEMBER 30, 2001       EXERCISE PRICE
            ---------------          ------------------       --------------
            $5.93 - $7.37                       100,797               $ 6.56
            $9.14 - $12.91                      216,348               $10.93
            $14.19 - $19.22                      53,709               $17.64
            $21.44 - $27.28                          --                   --
                                     ------------------       --------------
                                                370,854               $10.72
                                     ==================       ==============

                The options have a ten year contractual life from date of
            issuance, expiring in various periods through 2011. The increase in exercised shares and cancelled shares in 2000 is mainly due to the sale of SEI. Employees of SEI had 90 days, subsequent to the divestiture, to exercise their exercisable stock options prior to their cancellation.

                In February 2001, the Company authorized a stock repurchase program to purchase up to 1.3 million shares of its common stock in the open market, subject to market conditions and other factors, through September 30, 2003. Approximately 77,000, 516,000 and 177,000 shares were repurchased during fiscal years 2001, 2000 and 1999, respectively.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                During 2001, the Board of Directors authorized, and the
            shareholders approved, the Performance Share Plan (the Plan). The maximum number of shares available for issue under the Plan was 532,814 shares. As of September 30, 2001, 331,831 shares have been awarded and 80,000 shares have been earned. At September 30, 2001, there were 40,000 shares of restricted stock outstanding.

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

                The Company adopted the disclosure-only provisions of SFAS No.
            123. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards outstanding during 2001 and 2000 consistent with the provisions of this Statement, the Company's net earnings and net earnings per share would have been as shown in the table below:


            Pro forma (Unaudited)
            (Dollars in thousands, except per share amounts)       2001         2000
                                                                ----------   ----------
            Net earnings                                        $   29,405       16,214
            Net earnings per share:
                Basic                                                 2.37         1.32
                Diluted                                               2.30         1.28
                                                                ==========   ==========

                The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: expected dividend yield of 0% in both periods; expected volatility of 37.5% and 29.2%, risk-free interest rate of 4.6% and 5.8%, and expected life based on historical exercise periods of 4.21 years and 4.06 years.

                To determine the fair value of grants under the Performance
            Share Plans, the probability that performance milestones would be met was applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 10.0% and an annualized volatility of 37.9% and 38.3% in 2001 and 2000, respectively.

      9. Retirement and other benefit plans

                Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are primarily noncontributory. Annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. On September 30, 1999, the Company completed the sale of SEI to Engineered Support Systems, Inc. which accounts for significant fluctuations in amounts in 2000 as compared to 1999.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                Net periodic benefit cost for the years ended September 30,
            2001, 2000 and 1999 is comprised of the following:


            (Dollars in millions)                 2001        2000        1999
                                                --------    --------    --------
            Defined benefit plans:
                Service cost                    $    1.4         1.4         4.1
                Interest cost                        2.5         2.1         6.7
                Expected return on plan assets      (3.0)       (2.8)       (7.5)
                Amortization of service costs         .1          .1          .3
                Net actuarial (gain) loss            (.5)        (.5)         .8
                Curtailment gain                      --         (.7)       (8.5)
                Settlement loss                       --          --         2.9
                                                --------    --------    --------
                  Net periodic benefit cost           .5         (.4)       (1.2)
            Defined contribution plans                .7          .6          .7
                                                --------    --------    --------
              Total                             $    1.2          .2         (.5)
                                                ========    ========    ========

                The Company recognized a curtailment gain in 2000 as a result of the sale of the Rantec microwave business in February 2000 and also recognized a curtailment gain and a settlement loss in 1999 as a result of the sale of SEI.

                The projected benefit obligation, accumulated benefit
            obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $5.1 million, $4.7 million and $2.6 million, respectively, as of September 30, 2001, and $2.1 million, $1.3 million and zero, respectively, as of September 30, 2000.

                The net benefit obligation of the Company's defined benefit pension plans as of September 30, 2001 and 2000 is shown below:


            (Dollars in millions)                                2001        2000
                                                               --------    --------
           Change in benefit obligation--
                Net benefit obligation at beginning of year    $   29.6        27.1
                Service cost                                        1.4         1.4
                Interest cost                                       2.5         2.1
                Plan amendments                                      .1          .2
                Actuarial (gain) loss                               3.9          .3
                Gross benefits paid                                (1.0)        (.8)
                Curtailments                                         --         (.7)
                                                               --------    --------
                    Net benefit obligation at end of year      $   36.5        29.6
                                                               ========    ========

                The plan assets of the Company's defined benefit pension plans at September 30, 2001 and 2000 are shown below:

            (Dollars in millions)                                  2001        2000
                                                                 --------    --------
           Change in plan assets:
                Fair value of plan assets at beginning of year   $   35.9        28.5
                Actual return on plan assets                         (6.8)        8.0
                Employer contributions                                 --          .2
                Gross benefits paid                                  (1.0)        (.8)
                                                                 --------    --------
                    Fair value of plan assets at end of year     $   28.1        35.9
                                                                 ========    ========

           Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                The Company's defined benefit pension plans recognized the following net amounts at September 30, 2001 and 2000:


           (Dollars in millions)                                                               2001        2000
                                                                                             --------    --------
           Funded status at end of year                                                      $   (8.4)        6.3
           Unrecognized prior service cost                                                         .5          .5
           Unrecognized net actuarial (gain) loss                                                 4.1       (10.2)
                                                                                             --------    --------

                  Accrued benefit cost                                                       $   (3.8)       (3.4)
                                                                                             ========    ========

           Amounts recognized in the balance sheet consist of:
                Prepaid benefit cost                                                         $     .2          .1
                Accrued benefit cost                                                             (4.0)       (3.5)
                Additional minimum liability                                                      (.8)        (.1)
                Intangible asset                                                                   .2          .1
                Accumulated other comprehensive income                                             .6          --
                                                                                             --------    --------

                             Accrued benefit liability (Included in Other liabilities)       $   (3.8)       (3.4)
                                                                                             ========    ========

                The benefit obligations of the defined benefit plans as of
            September 30, 2001 and 2000 were based on discount rates of 7.25% and 7.75%, respectively, and an assumed rate of increase in compensation levels of 4.5% in 2001 and 2000.

                The 2001, 2000 and 1999 pension expense for the defined benefit plans was based on a 7.25%, 7.75% and 7.75% discount rate, respectively, a 4.5%, 4.5% and 4% increase in compensation levels, respectively, and a 9.5%, 9.5% and 10% expected long-term rate of return on plan assets, respectively.

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

                Net periodic postretirement benefit cost is comprised of the following:


            (Dollars in millions)                                     2001        2000        1999
                                                                    --------    --------    --------
            Service cost                                            $     --          .1          .2
            Interest cost                                                 .1          .1          .7
            Net amortization and deferral                                (.2)        (.3)        (.3)
            Curtailment gain recognized                                   --         (.3)       (8.7)
                                                                    --------    --------    --------

                Net periodic postretirement benefit cost            $    (.1)        (.4)   $   (8.1)
                                                                    ========    ========    ========

                The net benefit obligation for postretirement benefits at
            September 30, 2001 and 2000 is shown below:


            (Dollars in millions)                             2001        2000
                                                              ----        ----
            Net benefit obligation at beginning of year       $1.2         1.0
            Service cost                                        --          .1
            Interest cost                                       .1          .1
            Actuarial (gain) loss                               .5          .4
            Curtailments                                        --         (.3)
            Gross benefits paid                                (.1)        (.1)
                                                              ----        ----
                Net benefit obligation at end of year         $1.7         1.2
                                                              ====        ====

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                The plan assets for postretirement benefits at September 30,
            2001 and 2000 are shown below:


            (Dollars in millions)                                2001       2000
                                                                 ----       ----
            Fair value of plan assets at beginning of year       $ --         --
            Employer contributions                                 .1         .1
            Gross benefits paid                                   (.1)       (.1)
                                                                 ----       ----
                Fair value of plan assets at end of year         $ --         --
                                                                 ====       ====


                The Company recognized the following net amounts for
            postretirement benefits at September 30, 2001 and 2000:


            (Dollars in millions)                                               2001        2000
                                                                                -----       ----
            Funded status at end of year                                        $(1.7)      (1.2)
            Unrecognized prior service cost                                        --         --
            Unrecognized net actuarial (gain) loss                               (3.1)      (3.8)
                                                                                -----       ----

                Accrued benefit costs                                           $(4.8)      (5.0)
                                                                                -----       ----
            Amounts recognized in the balance sheet consist of--
                Accrued benefit liability (Included in Other liabilities)       $(4.8)      (5.0)
                                                                                =====       ====

                The net benefit obligations of the plans as of September 30,
            2001 and 2000 were based on discount rates of 7.25% and 7.75%, respectively. The September 30, 2001 net benefit obligation was based on a health care cost trend of 5.5% for fiscal 2001. The September 30, 2000 net benefit obligation was based on a health care cost trend of 6.5% for fiscal 2000, gradually grading down to an ultimate rate of 5.5% by 2002. A 1% increase in the health care cost trend rate for each year would increase the September 30, 2001 net benefit obligation by approximately $45,000, while a 1% decrease in the health care cost trend rate for each year would decrease the September 30, 2001 net benefit obligation by approximately $50,000.

                The fiscal 2001 and 2000 net periodic benefit costs were based on discount rates of 7.25% and 7.75%, respectively. The net periodic benefit cost was based on an assumed health care cost trend of 5.5% for 2001 and 6.5% for 2000 gradually grading down to 5.5% by fiscal year 2002. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the fiscal 2001 net periodic benefit cost by approximately $3,900, while a 1% decrease in the health care cost trend rate for each year would decrease the aggregate of the service cost and interest cost components of the fiscal 2001 net periodic benefit cost by approximately $4,600.

10.  Other financial data

            Items charged to operations during the years ended September 30, 2001, 2000 and 1999 included the following:


            (Dollars in thousands)                 2001          2000          1999
                                                  -------       -------       -------
            Maintenance and repairs               $ 4,952         4,870         7,078
            Salaries and wages                     91,649        78,206       132,671
                                                  -------       -------       -------
            Research and development costs:
                 Company-sponsored                $ 9,396         6,177         7,716
                 Customer-sponsored                 5,231         3,961         8,332
                                                  -------       -------       -------
                 Total                            $14,627        10,138        16,048
                                                  =======       =======       =======

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                The increase in salaries and wages in 2001 compared to 2000 is due to the Company's acquisition activities. The decreases in salaries and wages and in research and development costs in 2000 compared to 1999 are due to the sale of SEI in 1999. The increase in research and development costs in 2001 compared to 2000 is mainly due to the Company's acquisition activities and increased spending in the Company's Communications segment related to product enhancements and additional product offerings. Accrued expenses included accrued employee compensation of $9.1 million and $7.5 million at September 30, 2001 and 2000, respectively. Other liabilities include the accrued benefit liabilities related to the Company's defined benefit pension plans, the accrued benefit liabilities related to the Company's postretirement benefits, miscellaneous tax liabilities, and liabilities related to the Company's cash flow hedges.

11.  Business segment information

                The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in four principal segments: Filtration/Fluid Flow, Test, Communications and Other. Filtration/Fluid Flow operations consist of PTI Technologies Inc. (PTI) and Filtertek Inc. (Filtertek). PTI develops and manufactures a wide range of filtration products and is a leading supplier of filters to the commercial aerospace market and microfiltration market. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. Test segment operations represent the EMC Group, consisting of EMC Test Systems, L.P. (ETS) and Lindgren. The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. Communications operations consist of Distribution Control Systems, Inc. (DCSI) which is principally involved in providing two-way power line communication systems for the utility industry. These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. Communications also includes the operations of Comtrak, L.L.C.

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

                In accordance with SFAS 131, the Company evaluates the
            performance of its operating segments based on operating profit, which is defined as: net sales, less cost of sales, and less SG&A expenses. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories and fixed assets directly associated with the production processes of the segment. Segment assets also include goodwill. Segment depreciation and amortization is based upon the direct assets listed above.


            NET SALES
            Year ended September 30,
            (Dollars in millions)        2001         2000         1999
                                        ------       ------       ------
            Filtration/Fluid Flow       $188.2        181.7        168.9
            Test 85.5                     63.0         34.9
            Communications                59.1         42.7         25.8
            Other                         12.1         12.8         13.7
             Divested Business              --           --        172.8
                                        ------       ------       ------
            Consolidated totals         $344.9        300.2        416.1
                                        ======       ======       ======

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



           OPERATING PROFIT
           Year ended September 30,
           (Dollars in millions)                                    2001         2000         1999
                                                                    -----        -----        -----
            Filtration/Fluid Flow                                   $16.8         16.6         11.9
            Test 9.3                                                  6.9          4.0
            Communications                                           12.6          8.9
                (.4)
            Other                                                     1.4          (.3)        (8.8)
            Divested Business                                          --           --         10.4
            Reconciliation to consolidated totals (Corporate)        (3.3)        (2.0)        (2.2)
                                                                    -----        -----        -----
            Consolidated totals                                     $36.8         30.1         14.9
                                                                    =====        =====        =====

                Operating profit, as defined by the Company, excludes certain costs which are included in Other costs and expenses, net, in the Consolidated Statements of Operations, and which would be included in the determination of operating income as defined within generally accepted accounting principles. In fiscal 2001, these items consist of approximately $2.1 million of costs related to the Filtration/Fluid Flow segment as a result of the consolidation of PTI's filtration business into new facilities in Oxnard, CA; consolidation costs of the Stockton, CA manufacturing facility into the Huntley, IL facility; and other miscellaneous costs.

                In 2000, these items consist of approximately $2.0 million of net costs related to the Filtration/Fluid Flow segment as a result of the consolidation of PTI's filtration businesses into new facilities in Oxnard, CA; expenses related to the planned upgrade of production equipment to improve manufacturing efficiency at Filtertek; and costs related to the microfiltration business. In addition, related to the Test segment in 2000, are approximately $1.0 million of Other costs and expenses, net, primarily related to the write-off of an investment in a third party EMC related start-up company which filed bankruptcy in 2000.

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

                The Company is also presenting EBITDA by segment for
            informational purposes only. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.


            EBITDA                                       2001                                  2000
                                             -------------------------------       -------------------------------
           Year ended September 30,          EBIT    DEPRECIATION/    EBITDA       EBIT     Depreciation/   EBITDA
           (Dollars in millions)                     AMORTIZATION                           Amortization
                                             -----   ------------     ------       -----    ------------    ------
            Filtration/Fluid Flow            $11.5         10.8        22.3         12.4         10.7        23.1
            Test                               7.5          2.5        10.0          4.7          1.6         6.3
            Communications                    11.9          1.2        13.1          8.2          1.2         9.4
            Other (Rantec & Corporate)        (3.5)          .6        (2.9)         (.2)          .7          .5
                                             -----        -----       -----        -----        -----       -----
            Consolidated totals              $27.4         15.1        42.5         25.1         14.2        39.3
                                             =====        =====       =====        =====        =====       =====

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


           IDENTIFIABLE ASSETS
           As of September 30,
           (Dollars in millions)                                            2001         2000         1999
                                                                           ------       ------       ------
            Filtration/Fluid Flow                                          $213.4        198.2        195.0
            Test                                                             62.3         61.2         22.2
            Communications                                                   22.4         21.6         14.2
            Other                                                             7.5          7.4         18.9
            Reconciliation to consolidated totals (Corporate assets)         70.0         42.7        128.0
                                                                           ------       ------       ------
            Consolidated totals                                            $375.6        331.1        378.3
                                                                           ======       ======       ======


                Corporate assets consist primarily of deferred taxes and cash balances.


           CAPITAL EXPENDITURES, NET
           Year ended September 30,
           (Dollars in millions)          2001        2000        1999
                                          -----       -----       -----
            Filtration/Fluid Flow         $ 9.4         9.0         6.3
            Test                            1.1          .3          .2
            Communications                   .9          .5          .4
            Other                            .5          .6          .3
            Divested Business                --          --         1.1
                                          -----       -----       -----
            Consolidated totals           $11.9        10.4         8.3
                                          =====       =====       =====


                Depreciation and amortization is included in the EBITDA table, noted above.


            GEOGRAPHIC INFORMATION
            Net sales to customers
            (Dollars in millions)      2001         2000          1999
                                      ------       ------       ------
            North America             $276.3        234.6        346.9
            Europe                      43.4         46.1         37.0
            Far East                    15.0          9.5         23.5
            Other                       10.2         10.0          8.7
                                      ------       ------       ------
            Consolidated totals       $344.9        300.2        416.1
                                      ======       ======       ======



            LONG-LIVED ASSETS
            (Dollars in millions)        2001        2000        1999
                                         -----       -----       -----
            North America                $53.8        55.9        63.8
            Europe                        11.2         6.7         7.5
                                         -----       -----       -----
            Consolidated totals          $65.0        62.6        71.3
                                         =====       =====       =====

                Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12.   Commitments and Contingencies

                At September 30, 2001, the Company had $6.1 million in letters of credit outstanding as guarantees of contract performance.

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


13.   Quarterly financial information (Unaudited)


            Dollars in thousands,                                FIRST       SECOND       THIRD       FOURTH       FISCAL
            except per share amounts)                           QUARTER      QUARTER     QUARTER      QUARTER       YEAR
                                                               ----------   ----------  ----------   ----------   ----------
            2001
            Net sales                                          $   82,871       86,905      87,862       87,266      344,904
            Gross profit                                           25,245       27,230      28,015       27,888      108,378
            Net earnings                                            3,978        4,287       4,557       17,285       30,107
            Earnings per share (GAAP Reported):
                 Basic                                                .32          .35         .37         1.39         2.43
                 Diluted                                              .31          .34         .35         1.33         2.35
                                                               ----------   ----------  ----------   ----------   ----------

            Earnings per share (From Operations - pro forma)
                 Basic                                                .32          .35         .37          .37         1.41
                 Diluted                                              .31          .34         .35          .36         1.36
                                                               ==========   ==========  ==========   ==========   ==========

            2000
            Net sales                                          $   65,865       70,062      79,235       84,995      300,157
            Gross profit                                           19,628       21,576      24,699       25,991       91,894
            Net earnings                                            5,056        3,517       3,708        4,538       16,819
            Earnings per share (GAAP Reported):
                 Basic                                                .41          .29         .30          .37         1.37
                 Diluted                                              .40          .28         .29          .36         1.33
                                                               ----------   ----------  ----------   ----------   ----------


            Earnings per share (From Operations - pro forma)
                 Basic                                                .22          .29         .30          .33         1.14
                 Diluted                                              .22          .28         .29          .32         1.11
                                                               ==========   ==========  ==========   ==========   ==========


                The 2001 fourth quarter GAAP Reported reflects the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.97 per share.

                The 2001 earnings per share From Operations - pro forma excludes the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.99 per share.

                The 2000 first quarter GAAP Reported net earnings reflects the impact of the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share. The 2000 fourth quarter GAAP Reported net earnings reflects the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

                The 2000 earnings per share From Operations pro - forma excludes the gains on the sale of the Riverhead, NY and the Calabasas, CA properties as described above.

2001 ESCO TECHNOLOGIES ANNUAL REPORT
Independent Auditors' Report

            THE BOARD OF DIRECTORS AND SHAREHOLDERS
            ESCO TECHNOLOGIES INC.:

                We have audited the accompanying consolidated balance sheets of
            ESCO Technologies Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                As discussed in note 1 to the consolidated financial statements, in 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities".


            /s/ KPMG LLP


            St. Louis, Missouri
            November 13, 2001

2001 ESCO TECHNOLOGIES ANNUAL REPORT
Shareholders' Summary

            Shareholders' Annual Meeting

                The Annual Meeting of the shareholders of ESCO Technologies Inc.
            will be held at 10 a.m. Tuesday, February 5, 2002, at the Hilton St. Louis Frontenac Hotel, 1335 South Lindbergh Boulevard, St. Louis County, Missouri 63131. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

            10-K Report

                A copy of the Company's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 8888 Ladue Road, Suite 200, St. Louis, Missouri 63124.

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

            Transfer Agent and Registrar

                Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

                Transfer Agent/Registrar
                  Registrar and Transfer Company
                  10 Commerce Drive
                  Cranford, NJ  07016-3572
                  1 (800) 368-5948
                  E-mail: info@rtco.com

            Capital Stock Information

                ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange.

                There were approximately 4,300 holders of record of shares of common stock at September 30, 2001.

Common Stock Market Prices

                The Company's common stock and associated preferred stock
            purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the Company's common stock for each quarter of fiscal 2001 and 2000.


                                2001                      2000
                         -------------------       -------------------
            Quarter       HIGH         LOW          High          Low
            -------      ------       ------       ------       ------
            First        $21.50       $16.38       $12.63       $ 9.50
            Second        26.25        19.75        17.13        11.50
            Third         32.67        23.67        20.13        15.50
            Fourth        30.45        21.90        20.00        17.06
                         ======       ======       ======       ======


                                                                              47