Form 10-K, Exhibit 13
period 2002-09-30
ESCO TECHNOLOGIES INC
filed 2002-12-26
CIK 866706

                                                                      EXHIBIT 13

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)       2002(1)        2001(2)        2000(3)        1999(4)         1998
                                                    ----------     ----------     ----------     ----------     ----------
For years ended September 30:
   Net sales                                        $    367.5          344.9          300.2          416.1          365.1
   EBIT (Earnings Before Interest and Taxes)              34.9           27.4           25.1           70.0           24.0
   Net earnings before accounting change (1999)           21.8           30.1           16.8           50.5           11.3
   Net earnings                                           21.8           30.1           16.8           25.5           11.3

Earnings per share:
   Earnings before accounting change (1999)
      Basic                                               1.74           2.43           1.37           4.09            .94
      Diluted                                             1.67           2.35           1.33           4.00            .90
   Net earnings
      Basic                                               1.74           2.43           1.37           2.06            .94
      Diluted                                             1.67           2.35           1.33           2.02            .90

As of September 30:
   Working capital                                       112.6           87.4           62.8           95.3           60.3
   Total assets                                          407.7          375.6          331.1          378.4          409.3
   Long-term debt                                          8.3            8.3             .6           41.9           50.1
   Shareholders' equity                                  306.3          287.3          259.4          248.7          224.1
                                                    ----------     ----------     ----------     ----------     ----------

         (1) Includes the acquisition of SRT. (See Footnote 3 of Notes to Consolidated Financial Statements). Excludes goodwill amortization in accordance with SFAS 142.

         (2) Includes the acquisition of Bea. (See Footnote 3 of Notes to Consolidated Financial Statements). Also, includes the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.99 per share.

         (3) Includes the acquisitions of Lindgren, Holaday, and Eaton Space Products and the sale of the Rantec microwave antenna business (See Footnote 3 of Notes to Consolidated Financial Statements). Also, includes the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share and the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

         (4) Includes the gain on sale of Systems & Electronics Inc., the accounting change (SOP 98-5) of $25 million,$5.1 million of restructuring charges, and $3.9 million of other charges related to cost of sales.

COMMON STOCK MARKET PRICE

         The Company's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the Company's common stock for each quarter of fiscal 2002 and 2001.

                     2002                           2001
           -------------------------     -------------------------
Quarter       HIGH           LOW            High           Low
-------    ----------     ----------     ----------     ----------
First      $    34.70     $    22.20     $    21.50     $    16.38
Second          40.00          31.80          26.25          19.75
Third           41.15          27.90          32.67          23.67
Fourth          36.35          25.80          30.45          21.90

                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              51

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. The years 2002,2001 and 2000 represent the fiscal years ended September 30,2002,2001 and 2000,respectively,and are used throughout the document.


--------------------------------------------------------------------------------
INTRODUCTION

         ESCO Technologies Inc. (ESCO, the Company) operates in four business segments: Filtration/Fluid Flow, Communications, Test and Other. ESCO develops, manufactures and markets a broad range of filtration products used in the separation, purification and processing of liquids and gases. The Company's engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include the removal of contaminants in fuel, lubrication and hydraulic systems, various health care applications, pharmaceutical and biopharmaceutical applications, food and beverage processing, potable water, semiconductor production processes and oil production. The Company's Communications segment provides a well-proven power line based communications system to the electric utility industry. The Two-Way Automatic Communications System, known as the TWACS(R) system, is currently used for automatic meter reading (AMR) and related advanced metering functions, as well as its load management capabilities. ESCO is a leading supplier of radio frequency (RF) shielding and EMC test products. ESCO also supplies shielding to the growing Magnetic Resonance Imaging (MRI) market. The Company's business segments are comprised of the following primary operating entities:

         -- Filtration/Fluid Flow: Filtertek Inc. (Filtertek) and PTI Consolidated, which includes PTI Technologies Inc. (PTI), PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited
                  (PTL), PTI S.p.A., and VACCO Industries,

         -- Communications: Distribution Control Systems, Inc. (DCSI) and Comtrak Technologies, L.L.C. (Comtrak),

         -- Test: EMC Group consisting of EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren),

         --       Other: Rantec Power Systems Inc. (Rantec).

         ESCO continues to operate with meaningful growth prospects in its primary served markets, and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.


--------------------------------------------------------------------------------
HIGHLIGHTS OF 2002 OPERATIONS

         The Company's 2002 highlights include:

         o Firm order backlog increased by $113.1 million, or 62.8%, to $293.2 million.

         o The Communications segment received $192.4 million of new orders, with the largest order from PPL Electric Utilities Corporation (PPL) for $112 million. Net sales to PPL were $31.5 million in 2002.

         o Net sales increased $22.6 million, or 6.6%, to $367.5 million from $344.9 million in 2001.

         o Net sales in the Communications segment increased 60.1% to $94.6 million.

         o New products (defined as those introduced within the past three years) were $81.4 million, or 22.1% of net sales.

         o Gross profit margin increased to 32.4% in 2002 compared to 31.4% in the prior year.

         o EBIT (defined as earnings before interest and taxes) increased to 9.5% of net sales.

         o        Net earnings in 2002 were $21.8 million, or $1.67 per share.
                  The 2002 results were impacted by an after-tax charge of $0.4 million, or $0.04 per share, related to the previously announced Management Transition Agreement (MTA) between the Company and Dennis J. Moore, the Company's Chairman.

         o The Company acquired the rights to the patent portfolio and related intellectual property of North Carolina Separations Research Technology Inc. and its affiliate (SRT), a manufacturer of cross-flow filtration and separation modules and equipment.

         o The Company completed the consolidation of previous acquisitions in the Test segment, including the former Holaday Industries, Inc. (Holaday) and Lindgren facilities in Minnesota and Florida, respectively, into the new state-of-the-art facility in Cedar Park (Austin), TX.


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
10

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
RECONCILIATION OF ADJUSTED NET EARNINGS

         On October 1, 2001, the Company adopted Statement of Financial Accounting Standards No.142 (SFAS 142), "Goodwill and Other Intangible Assets, "which eliminated goodwill amortization in 2002.The following table provides a reconciliation between the reported results of operations for 2002, 2001 and 2000 and what the operating results would have been after removing certain non-recurring items and goodwill amortization, consistent with the 2002 adoption of SFAS 142. The table is not intended to present net earnings as defined within accounting principles generally accepted in the United States of America (GAAP), and is presented for informational purposes only. Management believes the estimated adjusted operating results provide a meaningful presentation for purposes of comparing ESCO's historical financial performance.

                                                   2002                                        2001
                               ----------------------------------------   --------------------------------------------
(Dollars in millions,
except per share amounts)       REPORTED        ADJ.          ADJUSTED     Reported            Adj.          Adjusted
                               ----------   ----------       ----------   ----------       ----------       ----------

Net Sales                      $    367.5                         367.5        344.9                             344.9
Cost and Expenses:
  Cost of sales                     248.5                         248.5        236.6                             236.6
  SG&A                               82.3         (0.7)(1)         81.6         71.5                              71.5
  Interest expense                    0.3                           0.3          0.1                               0.1
  Other expenses, net                 1.8                           1.8          9.4             (3.4)(2)          6.0
                               ----------                    ----------   ----------                        ----------

Total costs and expenses            332.9                         332.2        317.6                             314.2
                               ----------                    ----------   ----------                        ----------

Earnings before income taxes         34.6                          35.3         27.3                              30.7
Income taxes                         12.8          0.3(1)          13.1         (2.8)            13.5(3)          10.7
                               ----------   ----------       ----------   ----------       ----------       ----------

Net earnings                   $     21.8          0.4             22.2         30.1            (10.1)            20.0
                               ----------   ----------       ----------   ----------       ----------       ----------

Earnings per share:
  Basic                        $     1.74                          1.78         2.43                              1.62
                               ----------                    ----------   ----------                        ----------
  Diluted                      $     1.67                          1.71         2.35                              1.56
                               ----------                    ----------   ----------                        ----------

Average common shares O/S:
  Basic                            12,511                        12,511       12,382                            12,382
                               ----------                    ----------   ----------                        ----------
  Diluted                          13,022                        13,022       12,805                            12,805
                               ----------                    ----------   ----------                        ----------




                                                  2000
                                ------------------------------------------
(Dollars in millions,
except per share amounts)        Reported          Adj.          Adjusted
                                ----------      ----------      ----------

Net Sales                            300.2                           300.2
Cost and Expenses:
  Cost of sales                      208.3                           208.3
  SG&A                                61.8                            61.8
  Interest expense                     0.4                             0.4
  Other expenses, net                  5.0             0.4(4)          5.4
                                ----------                      ----------

Total costs and expenses             275.5                           275.9
                                ----------                      ----------

Earnings before income taxes          24.7                            24.3
Income taxes                           7.9             0.3(5)          8.2
                                ----------      ----------      ----------

Net earnings                          16.8            (0.7)           16.1
                                ----------      ----------      ----------

Earnings per share:
  Basic                               1.37                            1.31
                                ----------                      ----------
  Diluted                             1.33                            1.27
                                ----------                      ----------

Average common shares O/S:
  Basic                             12,307                          12,307
                                ----------                      ----------
  Diluted                           12,668                          12,668
                                ----------                      ----------


(1) Excludes the cost and related tax impact of the Management Transition Agreement between the Company and Dennis J. Moore.

(2) Excludes goodwill amortization of $3.4 million in 2001 in accordance with the provisions of SFAS 142.

(3) Excludes the $12.7 million tax adjustment related to the elimination of the deferred tax valuation allowance and $0.8 million of tax related to the goodwill amortization noted in item (2) above.

(4) Excludes goodwill amortization of $2.6 million in 2000 in accordance with the provisions of SFAS 142, offset by the elimination of $3.0 million of non-recurring gains from the sale of the Riverhead, NY property ($2.2 million) and the sale of the Calabasas, CA property ($0.8 million).

(5) Excludes $0.6 million related to the tax impact of the goodwill amortization noted in item (4) above, offset by $0.3 million related to the tax impact from the sale of the properties noted in item (4) above. The gain from the sale of the Riverhead, NY property was fully sheltered by a capital loss carryforward.



                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              11

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

         NET SALES

         Net sales were $367.5 million, $344.9 million and $300.2 million in 2002, 2001 and 2000, respectively. Net sales in 2002 increased $22.6 million, or 6.6% from net sales of $344.9 million in 2001. Organic sales growth accounted for $12.7 million of the sales increase in 2002, with the balance coming from acquisitions. New products accounted for $81.4 million, or 22.1%, of net sales in 2002 and $70.1 million, or 20.3%, of net sales in 2001, respectively.

         FILTRATION/FLUID FLOW

         Net sales of $192.5 million in 2002 were $4.3 million, or 2.3% higher than net sales of $188.2 million in 2001. Net sales in 2002 increased primarily as a result of the contribution from SRT, acquired in March 2002, and Bea Filtri S.p.A. (Bea), acquired in June 2001. Increased sales from acquisitions, which accounted for $9.9 million of the sales increase, were partially offset by declines in the commercial aerospace and semiconductor markets.

         Net sales of $188.2 million in 2001 were $6.5 million, or 3.6% higher than net sales of $181.7 million in 2000. Net sales increased in the health care and aerospace markets, partially offset by declines in the semiconductor markets. The acquisition of Bea contributed $2.0 million to the 2001 increase in net sales.

         COMMUNICATIONS

         Net sales were $94.6 million, $59.1 million and $42.7 million in 2002, 2001 and 2000, respectively. Net sales in 2002 were $35.5 million, or 60.1% higher than the $59.1 million of net sales in 2001. The increase in net sales each year is the result of significantly higher shipments of AMR equipment. Net sales to PPL were $31.5 million in 2002. In addition, sales to various electric utility cooperatives (Co-ops) in 2002 increased in both dollar amount and number of utility customers as compared to the prior year.

         The Communications segment received $192.4 million and $104.0 million of new orders for its TWACS systems and load control transponders in 2002 and 2001, respectively. The largest order in 2002 was from PPL for $112 million. The Communications segment customer base includes significant investor owned utilities (IOUs) and municipal utilities such as PPL, Puerto Rico Electric Power Authority (PREPA), Wisconsin Public Service Corporation (WPS), Florida Power & Light (FPL) as well as numerous Co-ops throughout North America. During 2002, the Company received $72.0 million of new orders from Co-ops.

         In May 2002, in cooperation with the Public Service Commission of Wisconsin and the Wisconsin Department of Agriculture, Trade and Consumer Protection, WPS began voluntarily conducting tests involving the Company's AMR equipment and the potential impact of stray voltage on dairy farms. Test data previously collected by DCSI and WPS indicate that stray voltage levels associated with the TWACS system are inconsequential. Resolution of this issue is anticipated in the first fiscal quarter of 2003.

         TEST

         Net sales were $69.0 million and $85.5 million in 2002 and 2001, respectively. The net sales decrease of $16.5 million in 2002 is mainly due to the severe downturn in the overall electronics and telecommunications markets and the prior year completion of the General Motors test chamber complex. Sales of large EMC test chamber products were


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
12

MANAGEMENT'S DISCUSSION AND ANALYSIS

         significantly impacted by the economic downturn in 2002. Net sales of the Company's MRI shielding products increased by 10.3% in 2002 due to the continued growth in the health care markets.

         Net sales increased $22.5 million, or 35.7% to $85.5 million in 2001 compared to net sales of $63.0 million in 2000. The 2001 results reflect the full year contributions from the fiscal 2000 Test acquisitions. The General Motors contract contributed $4.6 million and $13.2 million to net sales in 2001 and 2000, respectively.

         OTHER

         Net sales were $11.4 million in 2002, $12.1 million in 2001 and $12.8 million in 2000. The decrease in net sales in 2002 as compared to 2001 is due to the timing of orders received related to the power supply business. The decrease in 2001 as compared to 2000 is due to the sale of the Rantec microwave antenna business in February 2000.

         ORDERS AND BACKLOG

         Firm order backlog was $293.2 million at September 30, 2002, representing an increase of $113.1 million (62.8%) from the beginning of the year backlog of $180.1 million. New orders increased 26.6% to $480.7 million in 2002 compared with $379.6 million in 2001. New orders in 2002 included $4.1 million of backlog from acquisitions related to the Filtration/Fluid Flow segment. In 2002, $202.1 million of new orders related to Filtration/Fluid Flow products, $75.9 million related to Test products, and $192.4 million related to Communications products. In February 2002, the Company was awarded a $112 million contract from PPL for an AMR system in Pennsylvania. The project is currently scheduled for completion in November 2004.

         GROSS PROFIT

         The Company computes gross profit as net sales less cost of sales. The gross profit margin is the gross profit divided by net sales, expressed as a percentage.

         The gross profit margin was 32.4%, 31.4% and 30.6% in 2002, 2001 and 2000, respectively. Gross profit margin increased in the comparable periods presented due to ongoing operational improvements, including favorable changes in sales mix and product pricing as well as successful cost containment programs.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses (SG&A) for 2002 were $82.3 million, or 22.4% of net sales, compared with $71.5 million, or 20.7% of net sales for 2001. The increase in SG&A in 2002 is partly due to the Bea and SRT acquisitions, which added $3.6 million of incremental SG&A expenses in 2002. In addition, the Company is making significant investments in research and development, engineering and marketing within the Communications and Filtration/Fluid Flow segments related to new product development and market expansion initiatives.

         SG&A expenses in 2001 were $71.5 million, or 20.7% of net sales, compared with $61.8 million, or 20.6% of net sales in 2000. The increase in SG&A in 2001 is mainly due to the 2000 acquisitions being included for the entire year in 2001, as well as additional investments in research and development, engineering and marketing within the Communications and Filtration/Fluid Flow segments.


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

         EARNINGS BEFORE INTEREST AND TAXES (EBIT)

         The Company evaluates the performance of its operating segments based on EBIT. On October 1, 2001, the Company adopted SFAS 142, which eliminated goodwill amortization in 2002.

         EBIT increased $7.5 million to $34.9 million (9.5% of net sales) in 2002 from $27.4 million (7.9% of net sales) in 2001. The prior year period included goodwill amortization of $3.4 million. Excluding goodwill amortization from the 2001 results, EBIT would have been $30.8 million (8.9% of net sales).

         FILTRATION/FLUID FLOW

         EBIT of $13.1 million (6.8% of net sales) in 2002 increased $1.6 million over EBIT of $11.5 million (6.1% of net sales) in 2001. Goodwill amortization was $2.0 million in 2001. Excluding goodwill amortization, EBIT would have been $13.5 million (7.2% of net sales) in 2001. The 2002 results were impacted by softness in the commercial aerospace and semiconductor markets, and investments in new product development and market expansion initiatives, primarily in microfiltration.

         EBIT was $11.5 million (6.1% of net sales) and $12.4 million (6.8% of net sales) in 2001 and 2000, respectively. Fiscal 2001 was impacted by non-recurring costs related to the consolidation of the previously acquired Eaton space products business into existing Company owned facilities and increases in other facility operating costs.

         COMMUNICATIONS

         EBIT of $21.0 million (22.2% of net sales) in 2002 was $9.1 million, or 76.5%, higher than the $11.9 million (20.1% of net sales) of EBIT in 2001. EBIT was $3.7 million, or 45.1%, higher than the $8.2 million (19.1% of net sales) of EBIT in 2000. The increases in EBIT in the comparable periods were the result of significantly higher shipments of AMR equipment. The Company continues to increase its engineering and new product development expenditures in the Communications segment in order to continue its growth in the AMR markets, primarily involving IOUs, and to further differentiate its technology from the competition.

         TEST

         EBIT was $3.6 million (5.4% of net sales) and $7.5 million (8.8% of net sales) in 2002 and 2001, respectively. Goodwill amortization was $1.4 million in 2001. Excluding goodwill amortization, EBIT would have been $8.9 million (10.4% of net sales) in 2001. The decline in EBIT in 2002 as compared to the prior year is mainly due to lower sales of large EMC test chambers as a result of the severe downturn in the electronics and telecommunications markets and the completion of the General Motors test chamber complex in 2001.

         EBIT was $7.5 million (8.8% of net sales) and $4.7 million (7.5% of net sales) in 2001 and 2000, respectively. The increase in EBIT in 2001 as compared to 2000 is mainly due to the full year contributions from the Lindgren and Holaday acquisitions, which occurred in the second half of fiscal 2000.

         OTHER

         Rantec's EBIT was $0.8 million, $1.2 million and ($0.2) million in 2002, 2001 and 2000, respectively. The decrease in EBIT in 2002 as compared to the prior year is mainly due to lower sales, as well as expenses incurred related to new product development programs. The increase in EBIT in 2001 as compared to 2000 is due to the improved operations of Rantec's business and the February 2000 sale of the microwave antenna business. Unallocated corporate operating charges were ($3.6) million and ($4.7) million in 2002 and 2001, respectively. In 2000, unallocated corporate operating charges were ($2.0) million offset by $2.0 million of other income primarily related to gains on the sale of properties. The items included in unallocated corporate operating charges are explained in Other Costs and Expenses, Net, described on the following page.

ESCO TECHNOLOGIES 2002 ANNUAL REPORT
14

MANAGEMENT'S DISCUSSION AND ANALYSIS

         INTEREST EXPENSE

         Interest expense increased to $0.3 million in 2002 from $0.1 million in 2001, primarily as a result of the foreign based borrowings incurred as part of the Bea acquisition in June 2001. Interest expense decreased to $0.1 million in 2001 from $0.4 million in 2000, primarily as a result of lower outstanding average borrowings throughout 2001.

         OTHER COSTS AND EXPENSES, NET

         Other costs and expenses, net, were $1.8 million, $9.4 million and $8.0 million in 2002, 2001 and 2000, respectively. Other costs and expenses, net, of $1.8 million in 2002 consisted primarily of the following items: $1.6 million of amortization of identifiable intangible assets, primarily patents and technology licenses; $0.3 million of exit costs related to the Company's joint venture in India (Filtration/Fluid Flow segment) which was terminated in the first quarter of 2002; $0.2 million of start-up costs for the Asian operations (Test segment); and $0.2 million of litigation costs related to the Filtration/Fluid Flow segment. These costs were offset by a $0.4 million gain from insurance proceeds related to a former subsidiary and a $0.7 million gain from a customer funded refurbishment of production test equipment within the Filtration/Fluid Flow segment.

         Other costs and expenses, net, of $9.4 million in 2001 consisted primarily of the following items: goodwill amortization of $3.4 million; patent and other intangible asset amortization of $1.4 million; and approximately $2.1 million of net costs related to the Filtration/Fluid Flow segment described below.

         (1) $1.2 million of moving costs related to the consolidation of PTI's filtration businesses into new facilities in Oxnard, CA. The primary expenditures consisted of moving costs to pack and ship manufacturing equipment, inventory and supplies. This amount also included $0.5 million of certain vacant facility costs and costs to restore the former facilities to their original condition.

         (2) $0.6 million of exit costs related to the consolidation of the Stockton, CA manufacturing facility into the Huntley, IL facility, which consisted of lease termination payments, write-offs of abandoned leasehold improvements and employee severance costs.

         (3) $0.3 million of termination costs related to the Brazil operation which were incurred as part of the Company's overall facility rationalization and management reorganization. These costs primarily included severance costs.

         Other costs and expenses, net, of $8.0 million in 2000 consisted primarily of the following items: goodwill amortization of $2.6 million; patent and other intangible asset amortization of $1.3 million; and approximately $2.0 million of net costs related to the Filtration/Fluid Flow segment described below.

         (1) $0.8 million of facility consolidation costs related to the consolidation of PTI's filtration businesses into new facilities in Oxnard, CA, primarily consisting of leasehold improvement write-offs.

         (2) $0.4 million of costs related to the planned upgrade of production equipment to improve manufacturing efficiency at Filtertek, primarily consisting of write-downs of the net book value of equipment to be replaced.

         (3) $0.8 million of costs related to a settlement with the former owner of the microfiltration business.

                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              15

MANAGEMENT'S DISCUSSION AND ANALYSIS

         GAIN ON SALE OF PROPERTIES

         Included in other current assets at September 30, 2002 is a note receivable for $1.8 million related to the fiscal 2000 sale of the Riverhead, NY property. The note receivable is currently due in December 2002 with an option for the borrower to extend to February 2003. Through September 30, 2002, the Company received $1.3 million related to the scheduled principal and interest payments on the note receivable.

         The gain on the sale of properties in 2000 represents $2.2 million from the sale of the Riverhead, NY property and $0.8 million from the sale of the Calabasas, CA property. These properties were related to previously divested companies.

         INCOME TAX EXPENSE (BENEFIT)

         Income tax expense of $12.8 million for 2002 reflects current Federal tax expense of $1.0 million, deferred Federal tax expense of $6.9 million, current state and local tax expense of $2.9 million, deferred state and local tax benefit of ($0.2) million, current foreign tax expense of $1.7 million, and deferred foreign tax expense of $0.5 million.

         Income tax benefit of ($2.8) million for 2001 reflects current Federal tax expense of $0.4 million, deferred Federal tax benefit of ($5.7) million, current state and local tax expense of $1.2 million, current foreign tax expense of $1.3 million, and deferred foreign tax benefit of ($0.1) million.

         Income tax expense of $7.9 million for 2000 reflects current Federal tax expense of $0.3 million, deferred Federal tax expense of $6.3 million, current state and local tax expense of $0.8 million, and current foreign tax expense of $0.6 million.

         Based on the Company's historical pretax income, together with the projection of future taxable income, Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax asset of $49.7 million existing at September 30, 2002. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $142 million, of which $105 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $12 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The net operating loss carryforward will be available to reduce future Federal income tax cash payments.

         During 2001, as the result of certain residual tax effects related to the 2000 sale of the Rantec property in Calabasas, CA, the Company utilized approximately $2 million of the remaining $33 million capital loss carryforward available from the sale of its Hazeltine subsidiary in 1996. The remaining capital loss carryforward of approximately $31 million expired on September 30, 2001. As a result, the valuation reserve of $10.8 million maintained for the full value of the deferred tax asset related to the capital loss carryforward was eliminated in 2001. There was no impact to the Company's results of operations in 2001 as a result of this event.

         Also during 2001, the Company eliminated its remaining net deferred tax valuation allowance of $12.7 million, which was the valuation allowance representing the amount of the deferred tax asset associated with temporary differences and NOLs which, prior to September 30, 2001, Management believed would likely not be realized due to limitations on future use. Management concluded in years prior to 2001, that the valuation allowance set forth in prior period financial statements was appropriate based on the following factors:

         (1) The Company had a lengthy history of cumulative tax losses (NOL carryforwards of $138 million at September 30, 2000), including the addition of $11.6 million and $39.6 million of NOLs in the then recent years ended September 30, 1998 and 1999, respectively;


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
16

MANAGEMENT'S DISCUSSION AND ANALYSIS

         (2) The Company's divestiture of Systems & Electronics Inc. on September 30, 1999 transformed the Company from primarily a defense-oriented business to primarily a commercial and industrial manufacturing business, and the Company had not yet established a record of positive tax earnings;

         (3) The Company had not fully integrated the operations of its three recent commercial acquisitions (Holaday, Lindgren and Eaton space products) and could not reasonably project the tax or earnings impact of these acquisitions with respect to its newly transformed business base; and

         (4) The Company was operating in commercial industries that, in 2000, were beginning to experience economic contraction in an environment that was beginning to show signs of a slowdown.

         Based on these factors, Management concluded that the valuation allowance recorded in the September 30, 2000 (and earlier) financial statements was appropriate, and supported Management's belief, at the time, that it was more likely than not that the deferred tax asset may not by realized.

         At the end of 2001, Management concluded that it was more likely than not that it would realize the benefits of the deferred tax assets existing at September 30, 2001, and, therefore, eliminated the existing deferred tax valuation allowance. Management concluded that the elimination of the valuation allowance was appropriate based on the following factors:

         (1) The Company had completed its second year of operations as a commercial and industrial manufacturer, and had successfully integrated its prior year acquisitions into their respective operating segments;

         (2) The Company's financial projections, which incorporated the current operating structure and acquisitions, provided Management with reasonable assurance that taxable income in future years would be sufficient to fully utilize the tax NOL carryforwards prior to their expiration;

         (3) The Company had two consecutive years of positive, and increasing, taxable income, which provided Management with assurance that a positive trend in taxable earnings was being established, and that significant future tax operating losses were unlikely; and

         (4) During 2001, the Company experienced a substantial increase in the operating contribution of its Communications segment resulting from the rapidly expanding market for the Company's AMR equipment.

         Based on these factors, Management eliminated the $12.7 million deferred tax asset valuation allowance at September 30, 2001 as a credit to its 2001 income tax expense.

         The effective tax rate in 2002 was 37.1% compared to (10.4%) in 2001. The difference in the tax rates results from the favorable tax adjustment in 2001.On an operational basis, Management estimated the 2001 effective tax rate would have been 36.1%, excluding this tax adjustment. An analysis of the effective tax rates for 2002, 2001 and 2000 is included in the Notes to the Consolidated Financial Statements.


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              17

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
CAPITAL RESOURCES & LIQUIDITY

         Working capital increased to $112.6 million at September 30, 2002 from $87.4 million at September 30, 2001. During 2002, cash and cash equivalents increased by $10.4 million. Accounts receivable increased $8.1 million and inventories increased $4.4 million primarily due to the sales growth in the Company's Communications segment related to the PPL contract.

         Net cash provided by operating activities was $35.0 million, $33.0 million and $20.0 million in 2002, 2001 and 2000, respectively. The increase in 2001 as compared to 2000 was primarily due to the Company's additional earnings and improved working capital resulting from asset management initiatives.

         Capital expenditures were $13.2 million, $11.9 million and $10.4 million, in 2002, 2001 and 2000, respectively, and primarily included manufacturing equipment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2002.

         At September 30, 2002, the Company had an available NOL carryforward for tax purposes of approximately $105 million. This NOL will expire beginning in 2009 and ending in 2019, and will be available to reduce future Federal income tax cash payments.

         At September 30, 2002, accounts receivable included $1.0 million of reimbursable costs incurred to replace certain filtration elements resulting from the receipt of nonconforming material obtained from a supplier. The supplier has acknowledged responsibility for this matter, has appropriate insurance coverage, and has committed to reimburse the Company.

         Other current assets included $0.9 million of deferred legal costs that have been incurred in the defense of certain revenue generating patents used by Filtertek Inc. In the Filtration/Fluid Flow segment. The Company believes it is probable it will prevail in this litigation. The Company's position is supported by internal and third-party legal opinions and favorable developments in the course of the litigation. The recovery of amounts equal to or greater than the legal costs, while probable, is subject to the inherent risks of litigation.

         Other current assets also included $1.4 million of deferred legal costs incurred to defend a customer product liability lawsuit related to the Company's Test business. These costs are covered by and will be reimbursed through insurance. Subsequent to September 30, 2002, the Company received $0.8 million from its insurance carrier related to this matter. The balance is expected to be received by December 31, 2002.

         SYNTHETIC LEASE OBLIGATION

         The Company has a $31.5 million obligation under a synthetic lease facility arranged by Bank of America. For GAAP purposes, this is accounted for as an operating lease. This obligation is secured by three manufacturing locations, two of which are located in Oxnard, CA and the other in Cedar Park, TX, as well as a $10.6 million letter of credit issued under the Company's $70 million credit facility. The leases expire on December 29, 2005 at which time the Company will be required to extend the leases on terms to be negotiated, purchase the properties for $31.5 million, or refinance the obligation. The Financial Accounting Standards Board (FASB) has issued an exposure draft on the accounting treatment related to synthetic lease arrangements. If this exposure draft is adopted as written, the Company would record the net assets and obligations under the synthetic lease facility as property, plant and equipment and debt.



ESCO TECHNOLOGIES 2002 ANNUAL REPORT
18

MANAGEMENT'S DISCUSSION AND ANALYSIS

         ACQUISITIONS/DIVESTITURES

         On March 11, 2002, the Company acquired the exclusive rights to the patent portfolio and related intellectual property of North Carolina Separations Research Technology Inc. and its affiliate (SRT), a manufacturer of cross-flow filtration and separation modules and equipment. The Company also acquired certain production assets and inventory of SRT. The purchase price was $11.5 million of which the Company paid $9.5 million at closing and will pay future consideration of $1 million in March 2003 and $1 million in March 2004. Additionally, the Company will be obligated to pay consideration, primarily in the form of royalties, based on certain future product sales and/or the grant of sublicenses generated as a result of the acquired rights in the patent portfolio. SRT sales of products utilizing the technologies acquired were approximately $3 million in calendar 2001. Since the date of acquisition, sales for SRT were $1.1 million in fiscal 2002. The intellectual property rights and related assets of SRT are included within the Filtration/Fluid Flow segment. The intellectual property is being amortized over a period of fifteen years, consistent with the remaining life of the patent portfolio and related intellectual property.

         On June 8, 2001, the Company acquired all of the outstanding common stock of Bea Filtri S.p.A. (Bea) for approximately $13.5 million in cash and debt. Bea, headquartered in Milan, Italy, is a supplier of filtration products to the pharmaceutical, food and beverage, healthcare, and petrochemical markets. Bea broadens the Company's microfiltration product offering and increases the Company's penetration in European markets. Bea assets and liabilities and related operating results since the date of acquisition are included within the Filtration/Fluid Flow segment.

         On June 2, 2000, the Company purchased all of the outstanding common stock of Holaday for approximately $4 million in cash. Holaday is a leading supplier of specialty measurement probes to the EMC test, health and safety, and microwave markets. The operating results for Holaday since the date of acquisition are included within the Test segment. During 2002, the Company consolidated the operations of Holaday into its new Test facility in Cedar Park, TX.

         On April 9, 2000, the Company acquired all of the outstanding common stock of Lindgren RF Enclosures, Inc. (formerly known as The Curran Company) and Lindgren, Inc. (doing business through its subsidiary, Rayproof Ltd.) (collectively Lindgren) for approximately $22 million in cash. Lindgren is a leading supplier of RF shielding products and components used by manufacturers of medical equipment, communications systems and electronic products. The operating results for Lindgren since the date of acquisition are included within the Test segment.

         On March 31, 2000, the Company acquired the assets of the Eaton space products business (Eaton), formerly located in El Segundo, CA, for approximately $6 million in cash. Eaton manufactures specialty valves and other fluid flow components for satellite launch vehicles and aircraft applications and has been integrated into the Filtration/Fluid Flow segment.

         All of the Company's acquisitions have been accounted for using the purchase method of accounting. The goodwill recorded as a result of the above transactions has been tested for impairment in 2002 and no adjustments were required.

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


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              19

MANAGEMENT'S DISCUSSION AND ANALYSIS

         BANK CREDIT FACILITY

         Effective April 5, 2002, the Company amended its existing $75 million revolving credit facility changing the previously scheduled reductions and extending the $25 million increase option through April 11, 2004. The amendment calls for $5 million annual reductions to the credit facility beginning in April 2002 with the balance due upon maturity and expiration on April 11, 2005. As of September 30, 2002, the Company had not exercised the $25 million increase option and the revolving line of credit was $70 million.

         The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of five banks, led by Bank of America as agent. The maturity of the credit facility is April 11, 2005. At September 30, 2002, the Company had approximately $49.7 million available to borrow under the credit facility in addition to $24.9 million cash on hand. Against the $70 million available under the revolving credit facility at September 30, 2002, the Company had $7.7 million of outstanding long-term foreign borrowings related to the Bea acquisition and outstanding letters of credit of $12.5 million related to the Company's synthetic lease arrangement and performance guarantees.

         The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA. As of September 30, 2002, the Company was in compliance with all bank covenants.

         Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

         SHARE REPURCHASE

         In February 2001, the Company authorized an open market repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and covers the period ending September 29, 2003. The Company repurchased 127,100, 76,700 and 516,368 shares in 2002, 2001 and 2000, respectively. In June 2000, the Company initiated an odd lot share repurchase program which extended through September 2000 whereby the Company repurchased 24,968 shares, which are included in the 516,368 of shares repurchased in 2000, above.

         MANAGEMENT TRANSITION AGREEMENT

         On August 5, 2002, the Company entered into a Management Transition Agreement (MTA) with Dennis J. Moore, the Company's Chairman, which provided for Mr. Moore to receive certain compensation in conjunction with his planned retirement in April 2003 and for consulting services after such retirement. During the fourth quarter of fiscal 2002, approximately $0.7 million of the total cost noted below was expensed in SG&A. The costs associated with and described in the MTA are quantified below:

(Dollars in millions)

New Restricted Shares                                               $  1.2(1)
Previously Awarded Restricted Shares and
  Performance Shares for which vesting have been accelerated        $  1.0(1)(2)
Consulting Agreement                                                $  0.3(3)
                                                                    ------
  Total                                                             $  2.5
                                                                    ======

(1) The costs of these arrangements will be recognized over the eight month transition (i.e. service) period, from August 2002 through March 2003.

(2)      These items were subject to remeasurement based on FASB Interpretation
         (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)." The remeasurement was based on the closing stock price on August 5, 2002, the date on which the vesting of the shares was accelerated.

(3) The cost of the consulting agreement will be expensed over the twelve month period from April 2003 through March 2004, consistent with the period of service.



ESCO TECHNOLOGIES 2002 ANNUAL REPORT
20

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

         The Company continues to explore consolidation opportunities within its existing businesses that could improve future operating earnings and enhance the Company's competitive position. In addition, the Company continues to explore possible divestitures of certain of its non-core businesses.


--------------------------------------------------------------------------------
MARKET RISK ANALYSIS

         MARKET RISK EXPOSURE

         Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company had interest rate exposure relating to floating rate lease obligations and, accordingly, the Company entered into interest rate swaps covering approximately $32 million to mitigate this exposure. These interest rate swaps relate to operating lease obligations under the Company's synthetic lease facility, and have been arranged by Bank of America and Wells Fargo Bank. The interest rate swaps effectively fix the interest rates on the underlying lease obligations at a weighted average rate of 6.47%. These lease obligations and their related interest rate swaps expire on December 29, 2005. In addition, the Company had interest rate exposure of approximately $8.4 million relating to floating rate obligations denominated in Euros. Therefore, the Company entered into an interest rate swap of approximately $4.6 million to mitigate this exposure which effectively fixed the interest rate on these floating rate obligations at 4.89%. These Euro obligations consist of borrowings under the Company's $70 million credit facility and mature on April 11, 2005 along with the related interest rate swap. These swaps are accounted for as cash flow hedges under the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138." For the year ended September 30, 2002, accumulated other comprehensive loss included an after tax decrease in fair value of approximately $1.0 million related to the interest rate swaps.

         The following table provides further detail about the Company's interest rate swaps outstanding at September 30, 2002:

                                     Amounts scheduled for maturity        Estimated fair value at
                                            as of December 29, 2005             September 30, 2002
                                    -------------------------------       ------------------------
Interest Rate Swaps (related to
   synthetic lease facility)
Variable to fixed:
   Notional value (in millions)                $               31.5           $               (2.8)
   Average pay rate (excludes spread)                           5.4%
                                               ====================           ====================


                                          Amounts scheduled for maturity        Estimated fair value at
                                                    as of April 11, 2005             September 30, 2002
                                         -------------------------------       ------------------------
Interest Rate Swaps
   (related to Euro debt)
Variable to fixed:
   Notional value (in millions)                     $                4.6           $               (0.1)
   Average pay rate (excludes spread)                                4.1%
                                                    ====================           ====================


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              21

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The currency most significant to the Company's operations is the Euro. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2002 is not material.


--------------------------------------------------------------------------------
CRITICAL ACCOUNTING POLICIES

         The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit Committee of the Company's Board of Directors on an annual basis.

         The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies which Management believes are critical to the Consolidated Financial Statements and other financial disclosure. It is not intended to be a comprehensive list of all significant accounting policies that are more fully described in Note 1 of Notes to Consolidated Financial Statements.

         REVENUE RECOGNITION

         The majority of the Company's revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, usually by delivery or acceptance; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The SEC's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. Management believes the Company's revenue recognition policy is in accordance with GAAP and SAB No. 101.

         ACCOUNTS RECEIVABLE

         Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on Management's evaluation of the financial condition of the customer and historical bad debt experience.


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
22

MANAGEMENT'S DISCUSSION AND ANALYSIS

         INVENTORY

         Inventories are valued at the lower of cost (first-in, first-out) or market value and have been reduced by an allowance for excess, slow-moving and obsolete inventories. The estimated allowance is based on Management's review of inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof may not be realized within one year.

         INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

         GOODWILL AND OTHER LONG-LIVED ASSETS

         The Company adopted the provisions of SFAS 142 effective October 1, 2001. Goodwill and other long-lived assets with indefinite useful lives are reviewed by Management for impairment annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment is based on Management's judgment as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121.

         PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

         The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses which will affect net earnings in future years.

         CONTINGENCIES

         As a normal incident of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of Management, final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              23

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations, "which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, "which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and the reporting of discontinued operations. The Company does not believe adoption of these Standards will have a material impact on the Company's financial statements.

         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.


FORWARD - LOOKING INFORMATION

         The statements contained in the Letter to Shareholders (pgs. 1-2), the business summaries (pgs. 3-9), and Management's Discussion and Analysis contain forward-looking statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates and the beliefs and assumptions of Management. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, and speak only as of the date of this report. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: further weakening of economic conditions in served markets; changes in customer demands or customer insolvencies; competition; intellectual property rights; consolidation of internal operations; integration of recently acquired businesses; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; collective bargaining and labor disputes; changes in laws and regulations; litigation uncertainty; and the Company's successful execution of internal operating plans.



ESCO TECHNOLOGIES 2002 ANNUAL REPORT
24

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 30,
(Dollars in thousands, except per share amounts)              2002                2001                 2000
                                                           ----------          ----------           ----------

Net sales                                                  $  367,525             344,904              300,157

Costs and expenses:
   Cost of sales                                              248,512             236,526              208,263
   Selling, general and administrative expenses                82,329              71,537               61,819
   Interest expense, net                                          293                 130                  359
   Other, net                                                   1,762               9,438                7,969
   Gain on sale of properties                                      --                  --               (2,989)
                                                           ----------          ----------           ----------

Total costs and expenses                                      332,896             317,631              275,421
                                                           ----------          ----------           ----------


Earnings before income tax                                     34,629              27,273               24,736

Income tax expense (benefit)                                   12,848              (2,834)               7,917
                                                           ----------          ----------           ----------

Net earnings                                               $   21,781              30,107               16,819
                                                           ==========          ==========           ==========

Earnings per share:
   Net earnings:
      Basic                                                $     1.74                2.43                 1.37
      Diluted                                                    1.67                2.35                 1.33
                                                           ----------          ----------           ----------

Average common shares outstanding (in thousands):
      Basic                                                    12,511              12,382               12,307
      Diluted                                                  13,022              12,805               12,668
                                                           ==========          ==========           ==========

See accompanying notes to consolidated financial statements.


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

As of September 30,
(Dollars in thousands)                                                             2002                 2001
                                                                                ----------          ----------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                    $   24,930              14,506
   Accounts receivable, less allowance for doubtful accounts of $1,100
      and $1,382 in 2002 and 2001,respectively                                      69,496              61,351
   Costs and estimated earnings on long-term contracts, less progress
      billings of $4,541 and $21,913 in 2002 and 2001,respectively                   2,951               6,637
   Inventories                                                                      52,579              48,167
   Current portion of deferred tax assets                                           22,782              15,278
   Other current assets                                                              8,650               5,491
                                                                                ----------          ----------
      Total current assets                                                         181,388             151,430
                                                                                ----------          ----------


PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                                                        2,570               2,561
   Buildings and leasehold improvements                                             31,085              29,470
   Machinery and equipment                                                          82,466              71,289
   Construction in progress                                                          4,984               4,620
                                                                                ----------          ----------
                                                                                   121,105             107,940
   Less accumulated depreciation and amortization                                   52,583              42,902
                                                                                ----------          ----------
      Net property, plant and equipment                                             68,522              65,038

Goodwill                                                                           103,283             102,163
Deferred tax assets                                                                 26,950              38,573
Other assets                                                                        27,545              18,373
                                                                                ----------          ----------
                                                                                $  407,688             375,577
                                                                                ==========          ==========


See accompanying notes to consolidated financial statements.


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
26

CONSOLIDATED BALANCE SHEETS

As of September 30,
(Dollars in thousands)                                                                 2002                 2001
                                                                                    ----------           ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term borrowings and current maturities of long-term debt                   $      121                  122
   Accounts payable                                                                     39,051               35,180
   Advance payments on long-term contracts, less costs incurred
      of $3,794 and $809 in 2002 and 2001,respectively                                   2,770                1,534
   Accrued expenses                                                                     26,845               27,233
                                                                                    ----------           ----------
      Total current liabilities                                                         68,787               64,069
                                                                                    ----------           ----------
Other liabilities                                                                       24,313               15,890
Long-term debt                                                                           8,277                8,338
                                                                                    ----------           ----------
      Total liabilities                                                                101,377               88,297
                                                                                    ----------           ----------
Commitments and contingencies                                                               --                   --

SHAREHOLDERS' EQUITY:
   Preferred stock, par value $.01 per share, authorized 10,000,000 shares                  --                   --
   Common stock, par value $.01 per share, authorized 50,000,000 shares;
   Issued 13,601,095 and 13,409,934 shares in 2002 and 2001,respectively                   136                  134
   Additional paid-in capital                                                          209,402              206,282
   Retained earnings since elimination of deficit at September 30,1993                 121,430               99,649
   Accumulated other comprehensive loss                                                 (9,473)              (6,518)
                                                                                    ----------           ----------
                                                                                       321,495              299,547
Less treasury stock, at cost (1,067,046 and 985,469 common shares in
   2002 and 2001,respectively)                                                         (15,184)             (12,267)
                                                                                    ----------           ----------
   Total shareholders' equity                                                          306,311              287,280
                                                                                    ----------           ----------
                                                                                    $  407,688              375,577
                                                                                    ==========           ==========

See accompanying notes to consolidated financial statements.


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              27

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                Accumulated
Years ended September 30,                     Common Stock          Additional                     Other
(Dollars in thousands,                 --------------------------     Paid-In      Retained    Comprehensive
except per share amounts)                 Shares        Amount        Capital      Earnings    Income (Loss)
                                       ------------  ------------  ------------  ------------  ------------
Balance, September 30,1999                   12,783  $        128       201,719        52,723        (1,870)


Comprehensive income:
   Net earnings                                  --            --            --        16,819            --
   Translation adjustments                       --            --            --            --        (2,896)

Comprehensive income                             --            --            --            --            --

Stock options and stock
   compensation plans                           442             4         3,795            --            --
Purchases into treasury                          --            --            --            --            --
                                       ------------  ------------  ------------  ------------  ------------
Balance, September 30,2000                   13,225           132       205,514        69,542        (4,766)

Comprehensive income:
   Net earnings                                  --            --            --        30,107            --
   Translation adjustments                       --            --            --            --          (209)
   Minimum pension liability, net                --            --            --            --          (639)
   Interest rate swap adjustment, net            --            --            --            --          (904)

Comprehensive income                             --            --            --            --            --

Stock options and stock
   compensation plans                           185             2           768            --            --
Purchases into treasury                          --            --            --            --            --
                                       ------------  ------------  ------------  ------------  ------------
Balance, September 30,2001                   13,410           134       206,282        99,649        (6,518)

Comprehensive income:
   Net earnings                                  --            --            --        21,781            --
   Translation adjustments                       --            --            --            --           782
   Minimum pension liability, net                --            --            --            --        (2,745)
   Interest rate swap adjustment, net            --            --            --            --          (992)

Comprehensive income                             --            --            --            --            --

Stock options and stock
   compensation plans                           191             2         3,120            --            --
Purchases into treasury                          --            --            --            --            --
                                       ------------  ------------  ------------  ------------  ------------
Balance, September 30,2002                   13,601  $        136       209,402       121,430        (9,473)
                                       ============  ============  ============  ============  ============






Years ended September 30,
(Dollars in thousands,                   Treasury
except per share amounts)                 Stock           Total
                                       ------------   ------------
Balance, September 30,1999                   (4,011)       248,689


Comprehensive income:
   Net earnings                                  --         16,819
   Translation adjustments                       --         (2,896)

Comprehensive income                             --         13,923
                                                      ------------
Stock options and stock
   compensation plans                            59          3,858
Purchases into treasury                      (7,048)        (7,048)
                                       ------------   ------------
Balance, September 30,2000                  (11,000)       259,422
                                                      ------------
Comprehensive income:
   Net earnings                                  --         30,107
   Translation adjustments                       --           (209)
   Minimum pension liability, net                --           (639)
   Interest rate swap adjustment, net            --           (904)
                                                      ------------
Comprehensive income                             --         28,355
                                                      ------------
Stock options and stock
   compensation plans                           414          1,184
Purchases into treasury                      (1,681)        (1,681)
                                       ------------   ------------
Balance, September 30,2001                  (12,267)       287,280
                                                      ------------
Comprehensive income:
   Net earnings                                  --         21,781
   Translation adjustments                       --            782
   Minimum pension liability, net                --         (2,745)
   Interest rate swap adjustment, net            --           (992)
                                                      ------------
Comprehensive income                             --         18,826
                                                      ------------
Stock options and stock
   compensation plans                           521          3,643
Purchases into treasury                      (3,438)        (3,438)
                                       ------------   ------------
Balance, September 30,2002                  (15,184)       306,311
                                       ============   ============


See accompanying notes to consolidated financial statements.



ESCO TECHNOLOGIES 2002 ANNUAL REPORT
28

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended September 30,
(Dollars in thousands, except per share amounts)                         2002            2001            2000
                                                                     ------------    ------------    ------------

Cash flows from operating activities:
   Net earnings                                                      $     21,781          30,107          16,819
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                     12,377          15,100          14,185
         Changes in operating working capital                              (8,311)         (9,441)        (20,532)
         Effect of deferred taxes on tax provision                          7,238          (5,774)          6,270
         Other                                                              1,931           2,994           3,259
                                                                     ------------    ------------    ------------
   Net cash provided by operating activities                               35,016          32,986          20,001
                                                                     ------------    ------------    ------------
Cash flows from investing activities:
   Capital expenditures                                                   (13,179)        (11,881)        (10,363)
   Acquisition of businesses and technology rights                         (9,546)        (13,559)        (29,996)
                                                                     ------------    ------------    ------------
   Net cash used by investing activities                                  (22,725)        (25,440)        (40,359)
                                                                     ------------    ------------    ------------
Cash flows from financing activities:
   Proceeds from long-term debt                                               453           7,356              80
   Principal payments on long-term debt                                      (505)           (740)        (49,322)
   Net decrease in short-term borrowings                                      (12)         (3,988)         (8,506)
   Purchases of common stock into treasury                                 (3,438)         (1,681)         (6,215)
   Other, including exercise of stock options                               1,635             393           2,232
                                                                     ------------    ------------    ------------
   Net cash (used) provided by financing activities                        (1,867)          1,340         (61,731)
                                                                     ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                       10,424           8,886         (82,089)
Cash and cash equivalents at beginning of year                             14,506           5,620          87,709
                                                                     ------------    ------------    ------------

Cash and cash equivalents at end of year                             $     24,930          14,506           5,620
                                                                     ============    ============    ============
Changes in operating working capital:
   Accounts receivable, net                                          $     (8,145)          1,632         (10,907)
   Costs and estimated earnings on long-term contracts, net                 3,686            (497)         (2,122)
   Inventories                                                             (4,412)         (1,650)          1,553
   Other current assets and current portion of deferred tax assets         (3,159)        (10,665)            859
   Accounts payable                                                         3,871           1,174            (704)
   Advance payments on long-term contracts, net                             1,236          (1,369)          2,221
   Accrued expenses                                                        (1,388)          1,934         (11,432)
                                                                     ------------    ------------    ------------
                                                                     $     (8,311)         (9,441)        (20,532)
                                                                     ============    ============    ============
Supplemental cash flow information:
   Interest paid                                                     $        521             425             867
   Income taxes paid (including state, foreign & AMT)                       4,076           4,106           1,132
                                                                     ============    ============    ============

See accompanying notes to consolidated financial statements.



                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1 o SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2002 presentation. Effective July 10,2000, the Company changed its name from ESCO Electronics Corporation to ESCO Technologies Inc.

         (b) BASIS OF PRESENTATION

         Effective September 30,1993,the Company implemented an accounting readjustment in accordance with the accounting provisions applicable to a "quasireorganization" which restated assets and liabilities to fair values and eliminated the deficit in retained earnings.

         Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30,2002 and 2001.

         (c) NATURE OF OPERATIONS

         The Company is a leading supplier of engineered filtration products to the process, health care and transportation markets worldwide. The Company's filtration products include depth filters, membrane based microfiltration products and precision screen filters. The balance of the Company's sales is derived primarily from special purpose communication systems including automatic meter reading, where the Company is well positioned in niche markets based on proprietary products, and radio frequency (RF) shielding and EMC test products.

         The Company operates in four industry segments: Filtration/Fluid Flow, Communications, Test and Other.

         (d) USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings process, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (e) REVENUE RECOGNITION

         The majority of the Company's revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, usually by delivery or acceptance; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The SEC's Staff Accounting Bulletin (SAB) No. 101,"Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. Management believes the Company's revenue recognition policy is in accordance with GAAP and SAB No. 101.

         (f) CASH AND CASH EQUIVALENTS

         Cash equivalents include temporary investments that are readily convertible into cash, such as Euro dollars, commercial paper and treasury bills with original maturities of three months or less.


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (g) ACCOUNTS RECEIVABLE

         Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on Management's evaluation of the financial condition of the customer and historical bad debt experience.

         (h) COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

         Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

         (i) INVENTORIES

         Inventories are valued at the lower of cost (first-in, first-out) or market value and have been reduced by an allowance for excess, slow-moving and obsolete inventories. This estimated allowance is based on Management's review of inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.

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

         (k) GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets." Under SFAS 142, purchased goodwill and other intangible assets with indefinite useful lives are no longer amortized, and are reviewed by Management for impairment annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment is based on Management's judgment of the discounted future operating cash flows to be generated from these assets throughout their estimated useful lives. On October 1, 2001, the date SFAS 142 was adopted, the Company performed impairment tests of its goodwill and other intangible assets and determined that no impairment existed. Prior to fiscal 2002,goodwill was amortized over periods ranging in periods from 20-30 years. Other intangible assets represent costs allocated to identifiable intangible assets, principally patents and technology rights. See Note 2 below regarding goodwill and other intangible assets activity.

         (l) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

         (m) INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change



                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

         (n) RESEARCH AND DEVELOPMENT COSTS

         Company-sponsored research and development costs include research and development and bid and proposal efforts related to the Company's products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similar to other program costs. Customer-sponsored research and development costs refer to certain situations whereby customers provide funding to support specific contractually defined research and development costs. As the Company incurs costs under these specific funding contracts, the costs are "inventoried" until billed to the customer for reimbursement, consistent with other program costs. Once billed/invoiced, these costs are transferred to accounts receivable until the cash is received from the customer. All research and development costs incurred in excess of the contractual funding amount, or costs incurred outside the scope of the contractual research and development project, are expensed as incurred.

         (o) FOREIGN CURRENCY TRANSLATION

         The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with SFAS 52 "Foreign Currency Translation" (SFAS 52). The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

         (p) EARNINGS PER SHARE

         Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance shares by using the treasury stock method.

         The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)                                      2002             2001             2000
                                                ------------     ------------     ------------


Weighted Average Shares Outstanding--Basic            12,511           12,382           12,307
Dilutive Options and Performance Shares                  511              423              361
                                                ------------     ------------     ------------
Adjusted Shares--Diluted                              13,022           12,805           12,668
                                                ============     ============     ============

         Options to purchase 34,000 shares (at a per share price of $35.93), 12,500 shares (at per share prices of $25.18 - $27.28) and 95,500 shares (at per share prices of $15.72 - $19.22) were outstanding during the years ended September 30, 2002, 2001 and 2000, respectively, but were not included in the respective computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2012. Approximately 91,000, 181,000 and zero performance shares were outstanding but unearned at September 30, 2002, 2001 and 2000, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

         (q) STOCK-BASED COMPENSATION

         The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations.

ESCO TECHNOLOGIES 2002 ANNUAL REPORT
32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (r) COMPREHENSIVE INCOME (LOSS)

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

         (s) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 138 requires that all derivative instruments be recorded on the balance sheet at their fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as a fair value hedge, the changes in fair value are recognized in other comprehensive income until the hedged item is settled and recognized in earnings. The Company has interest rate exposure relating to floating rate lease obligations and, accordingly, during 2002 and 2001, entered into interest rate swaps totaling approximately $8 million and $23 million to mitigate this exposure, respectively. In addition, the Company has interest rate exposure relating to floating rate obligations denominated in Euros, therefore, as of September 30, 2002, $4.6 million of this debt is hedged by a fixed interest rate swap entered into during fiscal 2001. These interest rate swaps are accounted for as cash flow hedges under the provisions of SFAS 133 as of and for the year ended September 30, 2002. At September 30, 2002, other comprehensive income included an after-tax decline in fair value of approximately $1.0 million.

         (t) NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and the reporting of discontinued operations. The Company does not believe adoption of these Standards will have a material impact on the Company's financial statements.

         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

2 o GOODWILL AND OTHER INTANGIBLE ASSETS

         Management adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets" effective October 1, 2001, the beginning of the Company's fiscal year 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142. No impairment loss was recorded upon adoption of SFAS 142.


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Included on the Company's Consolidated Balance Sheet at September 30, 2002 and 2001 are the following intangible assets gross carrying amounts and accumulated amortization:

         (Dollars in millions)                                                                2002           2001
         ---------------------                                                             ----------     ----------
         Goodwill:
           Gross carrying amount                                                           $    116.0          114.9
           Less: accumulated amortization                                                        12.7           12.7
                                                                                           ----------     ----------
                  Net                                                                           103.3          102.2
                                                                                           ----------     ----------
         Intangible assets with determinable lives: (included in Other Assets)
           Patents
             Gross carrying amount                                                               16.2           15.7
             Less: accumulated amortization                                                      10.1            9.1
                                                                                           ----------     ----------
                  Net                                                                             6.1            6.6
                                                                                           ----------     ----------
           Other (including acquired technology rights)
             Gross carrying amount                                                               14.9            2.7
             Less: accumulated amortization                                                       1.3            0.7
                                                                                           ----------     ----------
                  Net                                                                      $     13.6            2.0
                                                                                           ==========     ==========

         At September 30, 2002, the net goodwill balance of $103.3 million is comprised of $75.6 million and $27.7 million related to the Filtration/Fluid Flow and Test segments, respectively.

         Technology rights, net, of $10.9 million, included in Other assets, consist of the acquired intellectual property from SRT in 2002 which is being amortized over 15 years, consistent with the remaining life of the patent portfolio and related intellectual property.

         Amortization expense related to intangible assets with determinable lives was $1.6 million and $1.4 million in 2002 and 2001, respectively. Estimated intangible assets amortization for each of the subsequent five fiscal years is estimated at $1.6 million per year.

         The following table presents a reconciliation of net earnings for the fiscal years ended September 30, 2001 and 2000, to reflect the removal of goodwill amortization in accordance with SFAS 142, to be used for comparison purposes with the fiscal year ended September 30, 2002:

         (Dollars in thousands, except per share amounts)               2002           2001           2000
         ------------------------------------------------            ----------     ----------     ----------
         Reported net earnings                                       $   21,781         30,107         16,819
         Add back: Goodwill amortization, net of tax                         --          2,584          1,986
                                                                     ----------     ----------     ----------
         Adjusted net earnings                                       $   21,781         32,691         18,805
                                                                     ----------     ----------     ----------
         Earnings per share--Basic:
            As Reported                                              $     1.74           2.43           1.37
            Goodwill amortization                                            --           0.21           0.16
                                                                     ----------     ----------     ----------
            Adjusted                                                 $     1.74           2.64           1.53
                                                                     ----------     ----------     ----------
         Earnings per share--Diluted:
            As Reported                                              $     1.67           2.35           1.33
            Goodwill amortization                                            --           0.20           0.15
                                                                     ----------     ----------     ----------
            Adjusted                                                 $     1.67           2.55           1.48
                                                                     ==========     ==========     ==========

         Note: 2001 includes the tax gain related to the elimination of the valuation allowance of $12.7 million, or $0.99 per share. 2000 includes the after-tax gains on the sale of properties of $2.7 million or $0.22 per share.

ESCO TECHNOLOGIES 2002 ANNUAL REPORT
34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 o ACQUISITIONS/DIVESTITURES

         In March 2002, the Company acquired the exclusive rights to the patent portfolio and related intellectual property of North Carolina Separations Research Technology Inc. and its affiliate (SRT), a manufacturer of cross-flow filtration and separation modules and equipment. The Company also acquired certain production assets and inventory of SRT. The purchase price was $11.5 million of which the Company paid $9.5 million at closing and will pay future consideration of $1 million in March 2003 and $1 million in March 2004. Additionally, the Company will be obligated to pay consideration, primarily in the form of royalties, based on certain future product sales and the grant of sublicenses generated as a result of the acquired rights in the patent portfolio. SRT sales of products utilizing the technologies acquired were approximately $3 million in calendar 2001. Since the date of acquisition, sales for SRT were $1.1 million in fiscal 2002. The intellectual property rights and related assets of SRT are included within the Company's Filtration/Fluid Flow segment. The intellectual property is being amortized over a period of fifteen years, consistent with the remaining life of the patent portfolio and related intellectual property.

         On June 8, 2001, the Company acquired all of the outstanding common stock of Bea Filtri S.p.A. (Bea) for approximately $13.5 million in cash and debt. Bea, headquartered in Milan, Italy, is a supplier of filtration products to the pharmaceutical, food and beverage, healthcare, and petrochemical markets. Bea broadens the Company's microfiltration product offering and increases the Company's penetration in European markets. Bea's assets and liabilities and related operating results since the date of acquisition are included within the Company's Filtration/Fluid Flow segment.

         On June 2, 2000, the Company purchased all of the outstanding common stock of Holaday Industries, Inc. (Holaday) for approximately $4 million in cash. Holaday is a leading supplier of specialty measurement probes to the EMC test, health and safety, and microwave markets. The operating results for Holaday since the date of acquisition are included within the Company's Test segment. During 2002, the Company consolidated the operations of Holaday into its new Test facility in Cedar Park, TX.

         On April 9, 2000, the Company acquired all of the outstanding common stock of Lindgren RF Enclosures, Inc. (formerly known as The Curran Company) and Lindgren, Inc. (doing business through its subsidiary, Rayproof Ltd.) (collectively Lindgren) for approximately $22 million in cash. Lindgren is a leading supplier of radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems and electronic products. The operating results for Lindgren since the date of acquisition are included within the Company's Test segment.

         On March 31, 2000, the Company acquired the assets of the Eaton space products business (Eaton), formerly located in El Segundo, CA, for approximately $6 million in cash. Eaton manufactures specialty valves and other fluid flow components for satellite launch vehicles and aircraft applications and has been integrated into the Company's Filtration/Fluid Flow segment.

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

         Assuming the acquisitions of Holaday, Lindgren and Eaton had occurred on October 1, 1999, (the beginning of fiscal 2000 which includes goodwill amortization and non-recurring gains mentioned earlier), pro forma unaudited net sales, net earnings and diluted EPS for the year ended September 30, 2000 would have been approximately $327 million, $17.3 million and $1.37 per share, respectively. These unaudited pro forma amounts are not necessarily indicative of the results of operations that would have occurred had these actions been completed on October 1, 1999, or of future results of operations.

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


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 o ACCOUNTS RECEIVABLE

         Accounts receivable consist of the following at September 30, 2002 and 2001:

         (Dollars in thousands)                                         2002           2001
         ----------------------                                      ----------     ----------
         Commercial                                                  $   65,939         57,513
         U. S. Government and prime contractors                           3,557          3,838
                                                                     ----------     ----------
         Total                                                       $   69,496         61,351
                                                                     ==========     ==========

         The increase in accounts receivable at September 30, 2002 of approximately $8.1 million is primarily due to a $7.6 million increase in the Communications segment as a result of the contract received from PPL Electric Utilities Corporation (PPL). Approximately $1.0 million of accounts receivable at September 30, 2002 represents amounts due under long-term contracts related to retainage provisions, which are due after one year.

5 o INVENTORIES

         Inventories consist of the following at September 30, 2002 and 2001:

         (Dollars in thousands)                                         2002           2001
         ----------------------                                      ----------     ----------
         Finished goods                                              $   12,232         12,065
         Work in process -- including long-term contracts                13,439         13,935
         Raw materials                                                   26,908         22,167
                                                                     ----------     ----------
            Total                                                    $   52,579         48,167
                                                                     ==========     ==========

         The increase in raw materials inventories at September 30, 2002 of approximately $4.7 million is mainly due to a $2.8 million increase in the Communications segment inventories which is related to the ramp-up of the PPL contract.

6 o PROPERTY, PLANT AND EQUIPMENT

         Depreciation expense of property, plant and equipment for the years ended September 30, 2002, 2001 and 2000 was $10.8 million, $10.3 million and $10.3 million, respectively.

         The Company has a $31.5 million obligation under a synthetic lease facility arranged by Bank of America. For GAAP purposes, this is accounted for as an operating lease. This obligation is secured by three manufacturing locations, two of which are located in Oxnard, CA and the other in Cedar Park, TX, as well as a $10.6 million letter of credit issued under the Company's $70 million credit facility. The leases expire on December 29, 2005 at which time the Company will be required to extend the leases on terms to be negotiated, purchase the properties for $31.5 million, or refinance the obligation.

         The Company leases certain real property, equipment and machinery under noncancelable operating leases, which include the synthetic lease facility. Rental expense under these operating leases for the years ended September 30, 2002, 2001 and 2000 was $7.1 million, $6.8 million and $5.0 million, respectively. Future aggregate minimum lease


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2002 are:

         (Dollars in thousands) Years ending September 30:
         -------------------------------------------------
                       2003                                             $ 6,303
                       2004                                               6,405
                       2005                                               5,554
                       2006                                               4,279
                       2007 and thereafter                                5,457
                                                                        -------
                       Total                                            $27,998
                                                                        =======

7 o INCOME TAX EXPENSE

         For the year ended September 30, 2002, pre-tax earnings related to United States (U.S.) and foreign tax jurisdictions were $27.2 million and $7.4 million, respectively. For the year ended September 30, 2001, pre-tax earnings related to U.S. and foreign tax jurisdictions were $21.7 million and $5.6 million, respectively. Fiscal 2000 pre-tax earnings related to foreign tax jurisdictions were not material. The principal components of income tax expense for the years ended September 30, 2002, 2001 and 2000 consist of:

         (Dollars in thousands)                                                        2002            2001            2000
         ----------------------                                                     ----------      ----------      ----------
         Federal:
           Current (including Alternative Minimum Tax)                              $    1,038             413             275
           Deferred (including elimination of valuation allowance in 2001)               6,895          (5,669)          6,270
         State and local:
           Current                                                                       2,872           1,229             788
           Deferred                                                                       (153)             --              --
         Foreign:
           Current                                                                       1,700           1,298             584
           Deferred                                                                        496            (105)             --
                                                                                    ----------      ----------      ----------
           Total                                                                    $   12,848          (2,834)          7,917
                                                                                    ==========      ==========      ==========

         The actual income tax expense for the years ended September 30, 2002, 2001 and 2000 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

                                                                                       2002            2001            2000
                                                                                    ----------      ----------      ----------
         Federal corporate statutory rate                                                 35.0%           35.0%           35.0%
         Change in tax valuation allowance:
           Utilization of capital loss carryforward                                         --            (2.5)           (4.3)
           Elimination of valuation allowance                                               --           (46.5)             --
           Other                                                                            --              --            (3.2)
         State and local, net of Federal benefits                                          3.7             4.2             2.0
         Foreign                                                                          (3.3)           (2.8)             .5
         Other, net                                                                        1.7             2.2             2.0
                                                                                    ----------      ----------      ----------
         Effective income tax rate                                                        37.1%          (10.4)%          32.0%
                                                                                    ==========      ==========      ==========

                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2002 and 2001 are presented below:

         (Dollars in thousands)                                         2002           2001
         ----------------------                                      ----------     ----------
         Deferred tax assets:
           Inventories, long-term contract accounting,
             contract cost reserves and others                       $    7,163          4,243
           Pension and other postretirement benefits                      5,031          3,535
           Net operating loss carryforward                               36,813         45,361
           Other compensation-related costs and other cost accruals       7,992          5,801
                                                                     ----------     ----------

                 Total deferred tax assets                               56,999         58,940
         Deferred tax liabilities:
           Plant and equipment, depreciation methods,
             acquisition asset allocations, and other                    (7,267)        (5,089)
                                                                     ----------     ----------
           Net deferred tax asset before valuation allowance             49,732         53,851
         Less valuation allowance                                            --             --
                                                                     ----------     ----------
           Net deferred tax assets                                   $   49,732         53,851
                                                                     ==========     ==========

         Net deferred tax assets are classified in the Consolidated Balance Sheets as follows:

         (Dollars in thousands)                                         2002           2001
         ----------------------                                      ----------     ----------
         Current portion of deferred tax assets                      $   22,782         15,278
         Deferred tax assets (non-current)                               26,950         38,573
                                                                     ----------     ----------
                                                                     $   49,732         53,851
                                                                     ==========     ==========

         Based on the Company's historical pretax income, together with the projection of future taxable income, Management believes it is more likely than not that the Company will realize the benefits of the net deferred tax asset existing at September 30, 2002. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $142 million, of which $105 million is required to be realized prior to the expiration of the NOL carryforward, of which $12 million will expire in 2009; $38 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The NOL carryforward may be used to reduce future Federal income tax cash payments.

         During 2001, as the result of certain residual tax effects related to the fiscal 2000 sale of the property in Calabasas, CA, the Company utilized approximately $2 million of the remaining $33 million capital loss carryforward available from the sale of its Hazeltine subsidiary in 1996. The remaining capital loss carryforward of approximately $31 million expired on September 30, 2001. As a result, the valuation reserve of $10.8 million maintained for the full value of the deferred tax asset related to the capital loss carryforward was eliminated in 2001. There was no impact to the Company's results of operations in 2001 as a result of this event.

         Also during 2001,the Company eliminated its remaining net deferred tax valuation allowance of $12.7 million, which was the valuation allowance representing the amount of the deferred tax asset associated with temporary differences and NOLs which, prior to September 30, 2001, Management believed would likely not be realized due to limitations on future use. Management concluded in years prior to 2001, that the valuation allowance set forth in prior period financial statements was appropriate based on the following factors:

         (1) The Company had a lengthy history of cumulative tax losses (NOL carryforwards of $138 million at September 30, 2000), including the addition of $11.6 million and $39.6 million of NOLs in the then recent fiscal years ended September 30, 1998 and 1999, respectively;

ESCO TECHNOLOGIES 2002 ANNUAL REPORT
38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (2) The Company's divestiture of Systems & Electronics Inc. on September 30, 1999 transformed the Company from primarily a defense-oriented business to primarily a commercial and industrial manufacturing business, and the Company had not yet established a record of positive tax earnings;

         (3) The Company had not fully integrated the operations of its three recent commercial acquisitions (Holaday, Lindgren, and Eaton space products) and could not reasonably project the tax or earnings impact of these acquisitions with respect to its newly transformed business base; and

         (4) The Company was operating in commercial industries that, in 2000, were beginning to experience economic contraction in an environment that was beginning to show signs of a slowdown.

         Based on these factors, Management concluded that the valuation allowance recorded in the September 30, 2000 (and earlier) financial statement was appropriate, and supported Management's belief, at the time, that it was more likely than not that the deferred tax asset may not be realized.

         At the end of 2001, Management concluded that it was more likely than not that it would realize the benefits of the deferred tax assets existing at September 30, 2001, and therefore, eliminated the existing deferred tax valuation allowance. Management concluded that the elimination of the valuation allowance was appropriate based on the following factors:

         (1) The Company had completed its second year of operations as a commercial and industrial manufacturer, and had successfully integrated its prior year acquisitions into their respective operating segments;

         (2) The Company's financial projections, which incorporated the current operating structure and acquisitions, provided Management with reasonable assurance that taxable income in future years would be sufficient to fully utilize the tax NOL carryforwards prior to their expiration;

         (3) The Company had two consecutive years of positive, and increasing, taxable income, which provided Management with assurance that a positive trend in taxable earnings was being established, and that significant future tax operating losses were unlikely; and

         (4) During 2001, the Company experienced a substantial increase in the operating contribution of its Communications segment resulting from the rapidly expanding market for the Company's AMR equipment.

         Based on these factors, Management eliminated the $12.7 million deferred tax asset valuation allowance at September 30, 2001 as a credit to its 2001 income tax expense.

8 o DEBT

         Long-term debt consists of the following at September 30, 2002 and 2001:

         (Dollars in thousands)                                         2002           2001
         ----------------------                                      ----------     ----------
         Long-term borrowings under the revolving credit facility    $    7,739          7,249
         Other debt                                                         659          1,200
         Less current maturities of long-term debt                         (121)          (111)
                                                                     ----------     ----------
           Long-term debt                                            $    8,277          8,338
                                                                     ==========     ==========

         Effective April 5, 2002, the Company amended its existing $75 million revolving credit facility changing the previously scheduled reductions and extending the $25 million increase option through April 11, 2004. The amendment calls for $5 million annual reductions to the credit facility beginning in April 2002 with the balance due upon maturity and expiration, April 11, 2005. As of September 30, 2002, the Company had not exercised the $25 million increase option and the revolving line of credit was $70 million. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of five banks, led by Bank of America as agent. The maturity of


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         the bank credit facility is April 11, 2005. At September 30, 2002, the Company had approximately $49.7 million available to borrow under the credit facility in addition to its $24.9 million cash on hand. Against the $70 million available under the revolving credit facility at September 30, 2002, the Company had $7.7 million of outstanding long-term borrowings related to the Bea acquisition and outstanding letters of credit of $12.5 million, related to the Company's synthetic lease arrangement and performance guarantees.

         The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA. As of September 30, 2002, the Company was in compliance with all bank covenants.

         Long-term borrowings under the revolving credit facility were $7.7 million and $7.2 million at September 30, 2002 and 2001, respectively. The $7.7 million of long-term borrowings are due on April 11, 2005. There were no short-term borrowings under the credit facility as of September 30, 2002 and 2001, respectively. During 2002 and 2001, the maximum aggregate short-term borrowings at any month-end were $0.6 million and $5.5 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $0.1 million and $1.7 million, respectively; and the weighted average interest rates were 4.8% in 2002, 6.4% in 2001 and 7.5% in 2000. The letters of credit issued and outstanding under the credit facility totaled $12.5 million and $6.1 million at September 30, 2002 and 2001, respectively.

9 o CAPITAL STOCK

         The 13,601,095 and 13,409,934 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2002 and 2001 represent the actual number of shares issued at the respective dates. The Company held 1,067,046 and 985,469 common shares in treasury at September 30, 2002 and 2001, respectively.

         The Company has various stock option plans which permit the Company to grant key Management employees (1) options to purchase shares of the Company's common stock or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. All outstanding options were granted at prices equal to fair market value at the date of grant.

         Information regarding stock options awarded under the option plans is as follows:

                                                    FY 2002                        FY 2001                        FY 2000
                                          --------------------------     --------------------------     --------------------------
                                                          ESTIMATED                      Estimated                      Estimated
                                            SHARES        AVG. PRICE       Shares        Avg. Price       Shares        Avg. Price
                                          ----------      ----------     ----------      ----------     ----------      ----------
         October 1,                          796,648      $    12.60        792,699      $    10.62      1,437,442      $     9.35
           Granted                           437,500      $    28.64        175,250      $    18.65         99,250      $    12.90
           Exercised                        (191,608)     $    11.20       (151,298)     $     9.18       (558,738)     $     7.37
           Cancelled                          (3,002)     $    22.89        (20,003)     $    12.91       (185,255)     $    12.16
                                          ----------      ----------     ----------      ----------     ----------      ----------
         September 30,                     1,039,538      $    19.58        796,648      $    12.60        792,699      $    10.62

         At September 30,
           Reserved for future grant         111,014                        342,063                        405,566
           Exercisable                       366,406      $    11.89        370,854      $    10.72        393,647      $    10.65
                                          ==========      ==========     ==========      ==========     ==========      ==========

         The weighted-average fair value of stock options granted in 2002, 2001, and 2000 was $14.02, $8.37, and $5.27, respectively.


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Summary information regarding stock options outstanding at September 30, 2002 is presented below:

                                                     OPTIONS OUTSTANDING
                                 ----------------------------------------------------------
                                             NUMBER    WEIGHTED-AVERAGE            WEIGHTED
         Range of                    OUTSTANDING AT           REMAINING             AVERAGE
         Exercise Prices         SEPTEMBER 30, 2002    CONTRACTUAL LIFE      EXERCISE PRICE
         ---------------         ------------------    ----------------     ---------------
         $6.08 - $7.37                       70,102           4.0 years     $          6.47
         $9.14 - $12.91                     316,085           6.2 years     $         10.97
         $14.19 - $19.22                    176,828           7.4 years     $         17.04
         $21.44 - $27.28                    190,773           8.9 years     $         24.81
         $29.04 - $35.93                    285,750           9.9 years     $         30.42
                                    ---------------     ---------------     ---------------
                                          1,039,538           7.8 years     $         19.58
                                    ===============     ===============     ===============

                                                   EXERCISABLE OPTIONS OUTSTANDING
                                            --------------------------------------------
         Range of                           NUMBER EXERCISABLE AT       WEIGHTED AVERAGE
         Exercise Prices                       SEPTEMBER 30, 2002         EXERCISE PRICE
         ---------------                    ---------------------     ------------------
         $6.08 - $7.37                                     70,102     $             6.47
         $9.14 - $12.91                                   204,444     $            11.00
         $14.19 - $19.22                                   79,874     $            17.22
         $21.44 - $27.28                                   11,986     $            23.21
                                               ------------------     ------------------
                                                          366,406     $            11.89
                                               ==================     ==================

         The options have a ten year contractual life from date of issuance, expiring in various periods through 2012, excluding 60,000 options granted as part of the Management Transition Agreement (MTA) which have a five year contractual life. The increase in exercised shares and cancelled shares in 2000 is mainly due to options held by former employees of previously divested entities.

         In February 2001, the Company authorized a stock repurchase program to purchase up to 1.3 million shares of its common stock in the open market, subject to market conditions and other factors, through September 30, 2003. The Company repurchased 127,100, 76,700 and 516,368 shares in 2002, 2001 and 2000, respectively.

         During 2001, the Board of Directors authorized and the shareholders approved, the 2001 Stock Incentive Plan, which states, in part, that on February 8, 2001 and on each October 1 thereafter, through October 1, 2004, there shall be added to the authorized shares allocated the lesser of (i) 1% of the total outstanding shares as of each such date, or (ii) 125,000 shares which may be used for the grant of stock options, stock appreciation rights, performance share awards or restricted stock. In addition, the Company may, in its discretion, use shares held in the Treasury in lieu of authorized but unissued shares.

         During 2001, the Board of Directors authorized, and the shareholders approved, the Performance Share Plan. The maximum number of shares available for issue was 532,814 shares. As of September 30, 2002, 428,133 have been awarded and 180,636 shares have been earned. Compensation expense related to these awards was $2.4 million and $1.7 million in 2002 and 2001, respectively. These shares vest over five years with accelerated vesting over three years if certain performance targets are achieved. During fiscal 2002, 40,000 shares of restricted stock were issued as part of the MTA, for a total of 80,000 shares of restricted stock outstanding at September 30, 2002.

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


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         purchase, at a defined price, common stock of the Company or an acquiring entity at a value twice the defined price, or (2) at the option of the Board, to exchange each Right for one share of common stock.

         The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Under APB 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards outstanding during 2002, 2001 and 2000 consistent with the provisions of this Statement, the Company's net earnings and net earnings per share would have been as shown in the table below:

         Pro forma (Unaudited)
         (Dollars in thousands, except per share amounts)                              2002            2001            2000
         ------------------------------------------------                           ----------      ----------      ----------
         Net earnings                                                               $   19,305          29,405          16,214
         Net earnings per share:
            Basic                                                                         1.54            2.37            1.32
            Diluted                                                                       1.48            2.30            1.28
                                                                                    ==========      ==========      ==========

         As shown in the table above, diluted net earnings per share in 2002 would have been $1.48 as compared to actual 2002 diluted net earnings per share of $1.67 for a difference of $0.19 per share. Fiscal 2002 was impacted by the MTA ($0.06 per share) and the timing of annual stock options granted ($0.08 per share). The impact to diluted net earnings per share was $0.05 in 2001 and 2000. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: expected dividend yield of 0% in all periods; expected volatility of 31.2%, 37.5% and 29.2%, risk-free interest rate of 3.6%, 4.6% and 5.8%, and expected life based on historical exercise periods of 4.25 years, 4.21 years and
         4.06 years.

         The 2002 Performance Share award grants were valued at the stock price on the date of grant. No adjustments were made for the probability that performance thresholds would not be met. In 2001 and 2000, to determine the fair value of grants under the Performance Share Plans, the probability that performance thresholds would be met was applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 10.0% and an annualized volatility of 37.9% and 38.3% in 2001 and 2000, respectively.

10 o RETIREMENT AND OTHER BENEFIT PLANS

         Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. The annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations.

         Net periodic benefit cost for the years ended September 30, 2002, 2001 and 2000 is comprised of the following:

         (Dollars in millions)                                                         2002            2001            2000
         ---------------------                                                      ----------      ----------      ----------
         Defined benefit plans:
           Service cost                                                             $      1.7             1.4             1.4
           Interest cost                                                                   2.7             2.5             2.1
           Expected return on plan assets                                                 (3.0)           (3.0)           (2.8)
           Amortization of service costs                                                    .1              .1              .1
           Net actuarial gain                                                              (.1)            (.5)            (.5)
           Curtailment gain                                                                 --              --             (.7)
                                                                                    ----------      ----------      ----------
              Net periodic benefit cost                                                    1.4              .5             (.4)

         Defined contribution plans                                                         .6              .7              .6
                                                                                    ----------      ----------      ----------
           Total                                                                    $      2.0             1.2              .2
                                                                                    ==========      ==========      ==========


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company recognized a curtailment gain in 2000 as a result of the sale of the Rantec microwave business in February 2000.

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $42.9 million, $35.3 million and $26.9 million, respectively, as of September 30, 2002. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $5.1 million, $4.7 million and $2.6 million, respectively, as of September 30, 2001.

         The net benefit obligation of the Company's defined benefit pension plans as of September 30, 2002 and 2001 is shown below:

         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         Change in benefit obligation--
            Net benefit obligation at beginning of year              $     36.5           29.6
            Service cost                                                    1.7            1.4
            Interest cost                                                   2.7            2.5
            Plan amendments                                                  --             .1
            Actuarial loss                                                  3.0            3.9
            Gross benefits paid                                            (1.0)          (1.0)
                                                                     ----------     ----------
                  Net benefit obligation at end of year              $     42.9           36.5
                                                                     ==========     ==========

         The plan assets of the Company's defined benefit pension plans at September 30, 2002 and 2001 are shown below:

         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         Change in plan assets:
            Fair value of plan assets at beginning of year           $     28.1           35.9
            Actual return on plan assets                                   (2.6)          (6.8)
            Employer contributions                                          2.4             --
            Gross benefits paid                                            (1.0)          (1.0)
                                                                     ----------     ----------
                  Fair value of plan assets at end of year           $     26.9           28.1
                                                                     ==========     ==========

         Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits.

         The Company's defined benefit pension plans recognized the following net amounts at September 30, 2002 and 2001:

         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         Funded status at end of year                                $    (16.0)          (8.4)
         Unrecognized prior service cost                                     .4             .5
         Unrecognized net actuarial loss                                   12.7            4.1
                                                                     ----------     ----------
            Accrued benefit cost                                     $     (2.9)          (3.8)
                                                                     ----------     ----------
         Amounts recognized in the Balance Sheet consist of:
         Prepaid benefit cost                                        $       .1             .2
         Accrued benefit cost                                              (3.0)          (4.0)
         Additional minimum liability                                      (5.6)           (.8)
         Intangible asset                                                    .4             .2
         Accumulated other comprehensive income (before tax
           effect)                                                          5.2             .6
                                                                     ----------     ----------
            Accrued benefit liability (Included in
              Other liabilities)                                     $     (2.9)          (3.8)
                                                                     ==========     ==========


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The benefit obligations of the defined benefit plans as of September 30, 2002 and 2001 were based on discount rates of 6.75% and 7.25%, respectively, and an assumed rate of increase in compensation levels of 4.5% in 2002 and 2001.

         The 2002, 2001 and 2000 pension expense for the defined benefit plans was based on a 7.25%, 7.75% and 7.75% discount rate, respectively, a 4.5% increase in compensation levels in all three years, and a 9.0%, 9.5% and 9.5% expected long-term rate of return on plan assets, respectively.

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

         Net periodic postretirement benefit cost is comprised of the following:

         (Dollars in millions)                                                         2002            2001            2000
         ---------------------                                                      ----------      ----------      ----------
         Service cost                                                               $       --              --              .1
         Interest cost                                                                      .1              .1              .1
         Net amortization and deferral                                                     (.2)            (.2)            (.3)
         Curtailment gain recognized                                                        --              --             (.3)
                                                                                    ----------      ----------      ----------
            Net periodic postretirement benefit cost                                $      (.1)            (.1)            (.4)
                                                                                    ==========      ==========      ==========

         The Company recognized a curtailment gain in 2000 as a result of the sale of the Rantec microwave business in February 2000.

         The net benefit obligation for postretirement benefits at September 30, 2002 and 2001 is shown below:

         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         Net benefit obligation at beginning of year                 $      1.7            1.2
         Service cost                                                        --             --
         Interest cost                                                       .1             .1
         Actuarial (gain) loss                                              (.4)            .5
         Gross benefits paid                                                (.1)           (.1)
                                                                     ----------     ----------
            Net benefit obligation at end of year                    $      1.3            1.7
                                                                     ==========     ==========

         The plan assets for postretirement benefits at September 30, 2002 and 2001 are shown below:

         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         Fair value of plan assets at beginning of year              $       --             --
         Employer contributions                                              .1             .1
         Gross benefits paid                                                (.1)           (.1)
                                                                     ----------     ----------
         Fair value of plan assets at end of year                    $       --             --
                                                                     ==========     ==========


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company recognized the following accrued benefit liabilities for postretirement benefits at September 30, 2002 and 2001:

         (Dollars in millions)                                             2002           2001
         ---------------------                                          ----------     ----------
         Funded status at end of year                                   $     (1.3)          (1.7)
         Unrecognized prior service cost                                        --             --
         Unrecognized net actuarial (gain) loss                               (3.2)          (3.1)
                                                                        ----------     ----------
            Accrued benefit costs                                       $     (4.5)          (4.8)
                                                                        ----------     ----------
         Amounts recognized in the Balance Sheet consist of --
            Accrued benefit liability (Included in Other liabilities)   $     (4.5)          (4.8)
                                                                        ==========     ==========

         The net benefit obligations of the postretirement benefit plans as of September 30, 2002 and 2001 were based on discount rates of 6.75% and 7.25%, respectively. The September 30, 2002 net benefit obligation was based on a health care cost trend of 11.0% for fiscal 2002, decreasing 1% per year to 5% in fiscal 2008. The September 30, 2001 net benefit obligation was based on a health care cost trend of 5.5% for fiscal 2001. A 1% increase in the health care cost trend rate for each year would increase the September 30, 2002 net benefit obligation by approximately $6,000, while a 1% decrease in the health care cost trend rate for each year would decrease the September 30, 2002 net benefit obligation by approximately $7,000.

         The fiscal 2002, 2001 and 2000 net periodic benefit costs were based on discount rates of 7.25%, 7.75% and 7.75%, respectively. The net periodic benefit cost was based on an assumed health care cost trend of 11.0% for fiscal 2002 decreasing 1% per year to 5% in fiscal 2008, 5.5% for 2001 and 6.5% for 2000 gradually grading down to 5.5% by fiscal year 2002. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the fiscal 2002 net periodic benefit cost by approximately $400, while a 1% decrease in the health care cost trend rate for each year would decrease the aggregate of the service cost and interest cost components of the fiscal 2002 net periodic benefit cost by approximately $600.

11 o OTHER FINANCIAL DATA

         Items charged to operations during the years ended September 30, 2002, 2001 and 2000 included the following:

         (Dollars in thousands)                                                        2002            2001            2000
         ----------------------                                                     ----------      ----------      ----------
         Maintenance and repairs                                                    $    4,579           4,952           4,870
         Salaries and wages (including fringes)                                         97,252          91,649          78,206
                                                                                    ----------      ----------      ----------
         Research and development (R&D) costs:
           Company-sponsored                                                        $   14,901           9,749           6,135
           Customer-sponsored                                                            6,183           5,231           3,961
                                                                                    ----------      ----------      ----------
           Total R&D                                                                $   21,084          14,980          10,096
           Other engineering costs                                                       7,827          10,518           8,391
                                                                                    ----------      ----------      ----------
           Total R&D and other engineering costs                                    $   28,911          25,498          18,487
              As a % of net sales                                                          7.9%            7.4%            6.2%
                                                                                    ==========      ==========      ==========

         The increase in salaries and wages in 2002 compared to 2001 and 2000 is mainly due to the Company's acquisition activities and the addition of personnel within the Communications segment. The increase in research and development costs is due to the Company's acquisition activities and increased spending in the Communications segment related to product enhancements and additional product offerings.

         Accrued expenses included accrued employee compensation of $10.8 million and $9.1 million at September 30, 2002 and 2001, respectively. Other liabilities include accrued benefit liabilities related to the Company's defined benefit


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         pension plans, accrued benefit liabilities related to the Company's postretirement benefits, miscellaneous tax liabilities, and liabilities related to the Company's cash flow hedges, discussed earlier.

12 o BUSINESS SEGMENT INFORMATION

         The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in four segments: Filtration/Fluid Flow, Communications, Test and Other. Filtration/Fluid Flow operations consist of: Filtertek Inc. (Filtertek) and PTI Consolidated, which includes PTI Technologies Inc. (PTI), PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited (PTL), PTI S.p.A., and VACCO Industries. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. PTI Consolidated develops and manufactures a wide range of filtration products and is a leading supplier of filters to the commercial aerospace market and microfiltration market. Communications operations consist of Distribution Control Systems, Inc. (DCSI) which is principally involved in providing two-way power line communication systems for the utility industry. These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. Communications also includes the operations of Comtrak Technologies, L.L.C., a provider of video security systems. Test segment operations represent the EMC Group, consisting of EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren). The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. The Other segment is comprised of Rantec Power Systems Inc. (Rantec) and unallocated corporate operating charges. Rantec produces power supplies widely used in high performance displays, such as cockpit instrumentation, engineering workstations and medical imaging. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.

         In accordance with SFAS 131, the Company evaluates the performance of its operating segments based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories and fixed assets directly associated with the production processes of the segment. Segment assets also include goodwill. Segment depreciation and amortization is based upon the direct assets listed above.

         NET SALES
         Year ended September 30,
         (Dollars in millions)                                                         2002            2001            2000
         ------------------------                                                   ----------      ----------      ----------
         Filtration/Fluid Flow                                                      $    192.5           188.2           181.7
         Communications                                                                   94.6            59.1            42.7
         Test                                                                             69.0            85.5            63.0
         Other                                                                            11.4            12.1            12.8
                                                                                    ----------      ----------      ----------
         Consolidated totals                                                        $    367.5           344.9           300.2
                                                                                    ==========      ==========      ==========

         EBIT
         Year ended September 30,
         (Dollars in millions)                                                         2002            2001            2000
         ------------------------                                                   ----------      ----------      ----------
         Filtration/Fluid Flow                                                      $     13.1            11.5            12.4
         Communications                                                                   21.0            11.9             8.2
         Test                                                                              3.6             7.5             4.7
         Other                                                                              .8             1.2             (.2)
         Reconciliation to consolidated totals (Corporate)                                (3.6)           (4.7)             --
                                                                                    ----------      ----------      ----------
         Consolidated totals                                                        $     34.9            27.4            25.1
                                                                                    ==========      ==========      ==========


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Goodwill amortization was $3.4 million and $2.6 million in 2001 and 2000, respectively. Goodwill amortization is excluded from the 2002 results in accordance with the adoption of SFAS 142.

         The Company is also presenting EBITDA by segment for informational purposes only. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA in 2001 has been adjusted to remove the $3.4 million of goodwill amortization, (consisting of $2.0 million related to the Filtration/Fluid Flow segment and $1.4 million related to the Test segment).

                                                           2002                                           2001
         EBITDA                       --------------------------------------------    --------------------------------------------
         Year ended September 30,                     DEPRECIATION/                                   Depreciation/
         (Dollars in millions)           EBIT         AMORTIZATION       EBITDA          EBIT         Amortization       EBITDA
         ------------------------     -----------     -------------    -----------    -----------     -------------    -----------
         Filtration/Fluid Flow        $      13.1              9.6            22.7           13.5              8.8            22.3
         Communications                      21.0              1.2            22.2           11.9              1.2            13.1
         Test                                 3.6              1.2             4.8            8.9              1.1            10.0
         Other (Rantec & Corporate)          (2.8)              .4            (2.4)          (3.5)              .6            (2.9)
                                      -----------      -----------     -----------    -----------      -----------     -----------
         Consolidated totals          $      34.9             12.4            47.3           30.8             11.7            42.5
                                      ===========      ===========     ===========    ===========      ===========     ===========

         IDENTIFIABLE ASSETS
         As of September 30,
         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         Filtration/Fluid Flow                                       $    233.6          213.4
         Communications                                                    31.2           22.4
         Test                                                              59.6           62.3
         Other                                                              7.2            7.5
         Reconciliation to consolidated totals (Corporate assets)          76.1           70.0
                                                                     ----------     ----------
         Consolidated totals                                         $    407.7          375.6
                                                                     ==========     ==========

         Corporate assets consist primarily of deferred taxes and cash balances.

         CAPITAL EXPENDITURES
         Year ended September 30,
         (Dollars in millions)                                                         2002            2001            2000
         ------------------------                                                   ----------      ----------      ----------
         Filtration/Fluid Flow                                                      $     11.1             9.4             9.0
         Communications                                                                     .8              .9              .5
         Test                                                                               .7             1.1              .3
         Other                                                                              .6              .5              .6
                                                                                    ----------      ----------      ----------
         Consolidated totals                                                        $     13.2            11.9            10.4
                                                                                    ==========      ==========      ==========

         Depreciation and amortization is included in the EBITDA table, noted previously.

         GEOGRAPHIC INFORMATION
         Net sales to customers
         (Dollars in millions)                                                         2002            2001            2000
         ----------------------                                                     ----------      ----------      ----------
         North America                                                              $    274.9           276.3           234.6
         Europe                                                                           60.5            43.4            46.1
         Far East                                                                         16.2            15.0             9.5
         Other                                                                            15.9            10.2            10.0
                                                                                    ----------      ----------      ----------
         Consolidated totals                                                        $    367.5           344.9           300.2
                                                                                    ==========      ==========      ==========


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         LONG-LIVED ASSETS
         (Dollars in millions)                                          2002           2001
         ---------------------                                       ----------     ----------
         North America                                               $     54.3           53.8
         Europe                                                            14.2           11.2
                                                                     ----------     ----------
         Consolidated totals                                         $     68.5           65.0
                                                                     ==========     ==========

         Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

13 o COMMITMENTS AND CONTINGENCIES

         At September 30, 2002, the Company had $12.5 million in letters of credit outstanding related to the synthetic lease arrangement mentioned earlier and as guarantees of contract performance.

         As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In connection with the Filtertek lawsuit, the Company believes it is probable it will prevail as supported by internal and third-party legal opinions and favorable developments to date in the course of the litigation. With respect to other claims and litigation asserted or commenced against the Company, it is the opinion of Management, that final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.

14 o QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         (Dollars in thousands,                 FIRST         SECOND          THIRD         FOURTH        FISCAL
         except per share amounts)            QUARTER        QUARTER        QUARTER        QUARTER          YEAR
         -------------------------         ----------     ----------     ----------     ----------     ----------
         2002
         Net sales                         $   84,336         88,224         94,701        100,264        367,525
         Gross profit                          26,879         29,125         31,092         31,917        119,013
         EBIT                                   7,811          8,360          9,297          9,454         34,922
         Net earnings                           4,772          5,193          5,738          6,078         21,781
         Earnings per share:
            Basic                                 .38            .42            .46            .48           1.74
            Diluted                               .37            .40            .44            .47           1.67
                                           ==========     ==========     ==========     ==========     ==========

         2001
         Net sales                         $   82,871         86,905         87,862         87,266        344,904
         Gross profit                          25,245         27,230         28,015         27,888        108,378
         EBIT                                   6,569          6,993          7,413          6,428         27,403
         Net earnings                           3,978          4,287          4,557         17,285         30,107
         Earnings per share:
            Basic                                 .32            .35            .37           1.39           2.43
            Diluted                               .31            .34            .35           1.33           2.35
                                           ==========     ==========     ==========     ==========     ==========

         The Company adopted SFAS 142 on October 1, 2001. Therefore, the 2001 amounts above include goodwill amortization and the 2002 amounts exclude goodwill amortization. For 2001, goodwill amortization was approximately $0.9 million per quarter.

         The 2001 fourth quarter reflects the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.97 per share, during the fourth quarter. The full year impact of this adjustment was $0.99 per share in 2001.


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
48

INDEPENDENT AUDITORS' REPORT

         THE BOARD OF DIRECTORS AND SHAREHOLDERS
         ESCO TECHNOLOGIES INC.:

         We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 2 to the consolidated financial statements, in fiscal year 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


         /s/ KPMG LLP

         St. Louis, Missouri
         November 13, 2002


ESCO TECHNOLOGIES 2002 ANNUAL REPORT
50

SHAREHOLDERS' SUMMARY

         SHAREHOLDERS' ANNUAL MEETING

         The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 10 a.m. Thursday, February 6, 2003, at the Hilton St. Louis Frontenac Hotel, 1335 South Lindbergh Boulevard, St. Louis County, Missouri 63131. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

         10-K REPORT

         A copy of the Company's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 8888 Ladue Road, Suite 200, St. Louis, Missouri 63124.

         INVESTOR RELATIONS

         Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at
         (888) 622-3726. Information is also available through the Company's website at www.escotechnologies.com or by e-mail at pmoore@escotechnologies.com.

         TRANSFER AGENT AND REGISTRAR

         Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

                  Transfer Agent/Registrar
                    Registrar and Transfer Company
                    10 Commerce Drive
                    Cranford, NJ 07016-3572
                    1 (800) 368-5948
                    E-mail: info@rtco.com

         CAPITAL STOCK INFORMATION

         ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 4,100 holders of record of shares of common stock at September 30, 2002.

         INDEPENDENT AUDITORS

                  KPMG LLP
                  10 South Broadway, Suite 900
                  St. Louis, Missouri 63102


                                            ESCO TECHNOLOGIES 2002 ANNUAL REPORT
                                                                              53