Form 10-K, Exhibit 13
period 2003-09-30
ESCO TECHNOLOGIES INC
filed 2003-12-24
CIK 866706

                                            ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MARKET PERFORMANCE


           (ESCO vs. PEER GROUP(1) AND RUSSELL 2000 (FY 2003) GRAPH)


         (ESCO vs. PEER GROUP(1) AND RUSSELL 2000 (FY 2000-2003) GRAPH)


(1) As defined in the Company's Proxy Statement to our shareholders

Our fiscal 2003 financial results reflect both the underlying strength of our core businesses and the impact of the decisions we made during the year which were directed toward positioning the Company for further improvement in shareholder value.

The most significant decisions we made during fiscal 2003 were to sell our Power Systems and Microfiltration businesses and to close our Filtration plant in Puerto Rico and relocate the production to existing ESCO facilities in Juarez, Mexico and Hebron, Illinois. Although these decisions resulted in a significant charge to our fiscal 2003 earnings, we are confident that they were strategically sound. The divestitures will not only generate funds to support future growth initiatives, but will also allow us to concentrate our investments in the end markets where we have the best opportunities. The plant closure in Puerto Rico will improve both the profitability and competitive posture of our Filtration segment. Collectively, the actions we initiated in fiscal 2003, when completed, will result in a more focused business and a stronger foundation for continued profitable growth.

While our repositioning actions have been in the forefront of our public communications, we have also been working aggressively across all of our segments to grow the Company.

o In Filtration, we won a significant new program in the emerging market for enhanced drug delivery devices and we made substantial progress on the design of new standard products for the medical sector. We are also actively looking at acquisitions that would expand our capabilities in the medical filtration market or augment our aerospace filtration businesses.

From left:
Victor L. Richey
Charles J. Kretschmer                   (PHOTO)
Alyson S. Barclay
Gary E. Muenster


                                          ESCO TECHNOLOGIES 2003 ANNUAL REPORT 1

o In Communications, we are making significant investments to strengthen our core offering in the electric utility market as well as adapting it for broader global capability. At the same time, we are reviewing opportunities to gain direct access through alternate technologies to the Automatic Meter Reading market for gas and water utilities.

o In the Test segment during fiscal 2003, we acquired an acoustics business which not only expanded our served market but provides us a complementary offering for our existing customers. In addition, we are continuing to develop the Asian operations we established in fiscal 2002. In China, we have expanded the range of shielding products being manufactured in country, and as a result we have improved our opportunity to take further advantage of our leading position in this rapidly expanding market. Our product offering in Japan has been extended to include shielding and test components. We have also established a direct selling presence in Japan for our medical shielding products.

While in the near term our growth will be for the most part a product of the initiatives outlined above, the market leadership we have established in each of our segments and the magnitude of our end market opportunities suggest we are well positioned for sustained growth over the longer term.

Our approach to delivering enhanced shareholder value has not changed. We continue to be focused on using our technology to deliver solutions to our customers around the world. We also remain committed to ongoing attention to our cost and competitive position and we are supplementing our organic growth program with acquisitions in our core markets.

Our focus and approach are important, but in the end the integrity, talent and extraordinary commitment of our people form the basis of our expectation for an even brighter future.

When fiscal 2004 ends, we believe that the convergence of our initiatives and opportunities will have formed the foundation for continued increases in shareholder value over the long term.


/s/ VICTOR L. RICHEY

Victor L. Richey
Chairman & Chief Executive Officer



/s/ CHARLES J. KRETSCHMER

Charles J. Kretschmer
President & Chief Operating Officer

November 17, 2003

2 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

COMPANY OVERVIEW

ESCO IS COMPRISED OF THREE BUSINESS SEGMENTS, BOUND TOGETHER BY ONE COMMON SET OF VALUES AND OBJECTIVES. THOUGH ALL OF OUR BUSINESSES ARE TECHNOLOGY ORIENTED INDUSTRIAL MANUFACTURERS, THE DIVERSITY OF OUR PRODUCT MIX AND SERVED MARKETS HAS BEEN A KEY STRENGTH, ALLOWING US TO BALANCE OUR INVESTMENTS AND BUILD FOR THE FUTURE.

FILTRATION/FLUID FLOW            Our Filtration/Fluid Flow Segment is comprised
                                 of a mix of specialty manufacturers developing products typically designed for original equipment manufacturers. Innovative drug
      (PHOTO)                    delivery devices, flow control mechanisms that
                                 filter and feed liquid butane into
                                 micropropulsion devices on satellites, and fuel injection filters that must last the lifetime of a vehicle are just a few examples of the many products this segment produces. Markets served by this segment include:

                                 HEALTHCARE  |  AVIATION  |  SPACE  |
                                 TRANSPORTATION  |  CONSUMER APPLIANCE

COMMUNICATIONS                   Our Communications Segment provides users the
                                 means to reliably collect and transmit data over the existing electrical infrastructure and video files over the standard telephonic network. Using our patented signal processing technology and advanced video compression techniques, products in this segment provide one of the fundamental keys to customer
      (PHOTO)                    profitability - knowledge. Our TWACS(R)
                                 two-way communication system enables utilities to remotely read metering devices in all terrain in both urban and rural settings, to track energy usage by the hour and to balance the loads on their system in order to optimize their operations. Our security system hardware and software, sold under the name of Securvision(R), provide users fully interactive surveillance capability, central station automation and control as well as critical video storage. Markets served by this segment include:

                                 ELECTRIC UTILITIES  |  SECURITY INDUSTRY


RF SHIELDING AND TEST            In our RF Shielding and Test Segment, we
                                 provide products and services for users needing to measure, contain or evaluate the effect of electromagnetic emissions. These emissions are produced by all electronic devices and can
      (PHOTO)                    interfere with telecommunications signals,
                                 cause inaccuracy in medical diagnostic imaging equipment, and interfere with the validity of EMI test results that manufacturers obtain when developing their new electronic products. From sensors, probes and antennas to large RF shielded chambers, this business segment provides all of the products necessary to ensure that the emissions are understood and controlled. Markets served by this segment include:

                                 HEALTHCARE | ELECTRONICS | TRANSPORTATION

                                          ESCO TECHNOLOGIES 2003 ANNUAL REPORT 3

NEW TECHNOLOGIES


New features are continually being added to our TWACS(R) technology.

(PHOTO)


         AT ESCO, WE KNOW THAT OUR FUTURE DEPENDS ON DEVELOPING NEW PRODUCTS AND TECHNOLOGIES THAT WILL PROVIDE CLEAR, DIFFERENTIATED BENEFITS TO OUR CUSTOMERS.

         Across our three technology platforms and throughout our subsidiaries, many innovations come to life as a result of the focused engineering and industry expertise that is dedicated to product development.

         In our Communications Segment, we are constantly expanding the breadth of our offering to utilities with new commercial and residential transponders - the key protocol converter between solid state meters and the TWACS(R) communications channel, and with feature adds such as the Disconnect Switch Interbase (DSI), which allows utilities to remotely connect and disconnect service to a home. We are also deeply invested in the future needs of our customers, optimizing our proprietary signal-processing technology for the most rigorous demands of large investor-owned electric utilities, working towards universal compatibility of protocols with all solid state meters, and developing robust radio frequency transmission mechanisms for gas and water.

         In our RF Shielding and Test Segment, our recent development focus has been directed at providing critical electromagnetic measurement tools for manufacturers developing products that must comply with new standards for devices operating in the increasingly utilized frequency spectrum above 1GHz. As "Wi-Fi" connectivity moves beyond coffee shops, airports and hotels, it is more important than ever that these devices be tested during all phases of their development. Our new Double-Ridged Waveguide Horn antenna with its single lobe radiation pattern, even distribution of electromagnetic energy, and uniform gain across the entire operational frequency is just one example of a new product offering the accuracy needed to test Wi-Fi devices at these higher frequencies.

         In our Filtration Segment, new product development efforts over the last year have focused on adding incremental value to that provided by the filtration mechanism alone. One example is our new Intellisensor(R) technology. Developed over three years and with several patents pending, this technology provides aviation and industrial customers with a prognostic health monitoring tool for their lubricants and fluids being filtered. In addition, the sensing technology reduces the weight, footprint and cost of filter housings, a significant benefit to customers seeking space savings and a reduction in fuel consumption and overall operating expense.

4 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

                                    (PHOTO)

The hourly usage data collected by the TWACS(R) system provides a utility the insight needed to ensure reliable and cost effective service to its customer base.

                                          ESCO TECHNOLOGIES 2003 ANNUAL REPORT 5

INTERNATIONAL EXPANSION

                                    (PHOTO)

New product development centers in China and Asia require test and measurement products and chambers from ETS-Lindgren that eliminate electromagnetic interference.

6 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

         ALONG WITH CONTINUOUS INVESTMENT IN NEW PRODUCTS AND TECHNOLOGY, ESCO'S GROWTH STRATEGY INVOLVES INTERNATIONAL EXPANSION. The Company has operated as a global supplier for many years, with facilities in the United Kingdom, Finland, France, Ireland and in Central and South America.

         During fiscal year 2003, we made several additional moves to expand our presence worldwide and to leverage the efficiencies that can result from in-country localized manufacturing.

         In our RF Shielding and Test Segment, we recently opened two new facilities in Asia. Multi-national companies with new product development centers in China and the increasing use of diagnostic imaging equipment across medical centers in Asia have both driven demand for test products and chambers providing an electromagnetically sanitized environment. New ESCO facilities in Beijing and Tokyo now provide the localized manufacturing, program management and engineering required to support those markets.

         In our Filtration Segment, we recently expanded operations at our Mexican facility to optimize production efficiencies for the products used by our customers in the transportation and commercial sectors. The facility, located in Juarez, is ISO and QS 9000 certified and fully automated with the quality controls essential for these demanding industry segments. It joins the French, Irish and Brazilian operations already in place internationally within the Filtration Segment.

         In our Communications Segment, we have recently begun expansion internationally with the first series of trials using our new 50Hz communications protocol designed for the lower frequencies and different voltage levels utilized by countries outside the Americas. It is expected that the strategic justification associated with advanced metering technology will become more widely understood and accepted by utilities abroad as deregulation and enhanced competition in the energy sector continue to increase. From the most heavily populated cities of Asia to the most rural areas of New Zealand and Australia, the TWACS(R) system can ultimately provide a robust, reliable solution for utilities desiring to optimize their energy management.

                                    (PHOTO)

Electronic games, cellular phones, and portable DVD players all must be tested to ensure compliance with electromagnetic emissions standards.


                                          ESCO TECHNOLOGIES 2003 ANNUAL REPORT 7

CUSTOMER SUCCESSES

         ULTIMATELY, IT IS OUR CUSTOMERS WHO FUEL OUR SUCCESS.

         We have established true partnerships with many of our long-term customers, and have developed close working relationships with our new customers that are critical to our future.

         Recent examples of our customer successes include new drug delivery devices, developed by Filtertek in conjunction with large pharmaceutical partners. The companies each desired user-friendly dispensing devices that would offer value to healthcare providers in addition to that brought by their respective drugs. Through a collaborative effort between the engineering teams at Filtertek and the marketing groups at the pharmaceutical companies, prototypes were developed that met the needs of each company. The unique designs of the delivery devices should provide the added value needed to support the companies in their goals of maintaining and building brand loyalty around their prescription drug products.

         In our Communications Segment, our advanced metering products have the most feature-rich set of options in the industry because of our intimate working relationships with our customers. Functionality is added and options changed as a direct result of the input we receive from utilities, both large and small. For example, when a rural electric cooperative utility told us that, in addition to selectively turning off single appliances, it would like a way to actually turn power on and off to the entire home, we responded and developed the Disconnect Switch Interbase (DSI). Likewise, when an investor-owned utility asked for a way to correlate the coincident consumption data of its peak energy use periods with that of the capacity rating of its distribution, we responded and are now automating the process to make the data request achievable at the touch of a computer screen.

         In our RF Shielding and Test Segment, our market leadership means we are the "go-to" company for any unique RF test and measurement challenges. When a large cell phone manufacturer came to us with a need to determine the effect of body position and mass on its phones' over-the-air performance, ETS-Lindgren quickly got to work and developed a model which utilized a multi-axis positioning device (MAPS) in conjunction with a liquid-filled phantom representative of a human head. Specialized measurement antennas and customized data acquisition and analysis software provided the additional tools necessary for making certain the model gave accurate and repeatable results. The ETS-Lindgren model is currently the only one that can be used to perform this type of over-the-air performance testing for the Cellular Telecommunications and Internet Association (CTIA) certification seal.

         More than anything else, we understand that our customers, as partners, are what will make ESCO successful.


                                    (PHOTO)

Mission critical for Filtertek's in-line IV filtration is ensuring bacteria and particulate free IV fluids.

8 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

                                     (PHOTO)


Innovators in IV filtration and fluid flow control, Filtertek has recently introduced the industry's first two-piece needleless access device.


                                          ESCO TECHNOLOGIES 2003 ANNUAL REPORT 9

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. The years 2003, 2002 and 2001 represent the fiscal years ended September 30, 2003, 2002 and 2001, respectively, and are used throughout the document.

INTRODUCTION

         ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) operate in three business segments: Filtration/Fluid Flow (Filtration), Communications, and RF Shielding and Test (Test). ESCO develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. The Company's engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include the removal of contaminants in fuel, lubrication and hydraulic systems, various health care applications, industrial processing, satellite propulsion systems, and oil production. The Company's Communications segment provides a well-proven power line based communications system to the electric utility industry. The Two-Way Automatic Communications System, known as the TWACS(R) system, is currently used for automatic meter reading
         (AMR) and related advanced metering functions, as well as having load management capabilities. ESCO is a leading supplier of radio frequency
         (RF) shielding and electro-magnetic compatibility (EMC) test products. ESCO also supplies shielding to the growing Magnetic Resonance Imaging
         (MRI) market. The Company's business segments are comprised of the following primary operating entities:

         - Filtration/Fluid Flow: Filtertek Inc. (Filtertek), PTI Technologies Inc. (PTI), and VACCO Industries (Vacco),

         - Communications: Distribution Control Systems, Inc. (DCSI) and Comtrak Technologies, L.L.C. (Comtrak),

         - Test: EMC Group consisting of ETS-Lindgren L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren).

         Rantec Power Systems Inc. (Rantec) and the Microfiltration and Separations businesses (MicroSep) are accounted for as "discontinued operations." Rantec, formerly included in the "Other" segment was divested in April 2003. The MicroSep businesses (previously included in the Filtration segment) include PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited (PTL) and PTI S.p.A. (PTB). The MicroSep divestiture should be completed during the quarter ending March 31, 2004.

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

HIGHLIGHTS OF 2003 CONTINUING OPERATIONS

         o Net sales increased $80.1 million, or 25.3%, to $396.7 million from $316.6 million in 2002.

         o Net sales in the Communications segment increased 50.4% to $142.3 million from $94.6 million in 2002.

         o Net sales in the Test segment increased 28.1% to $90.3 million from $70.5 million in 2002.

         o Net sales in the Filtration segment increased 8.3% to $164.1 million from $151.5 million in 2002.

         o Net cash provided by operating activities was $38.0 million, including $7.3 million from a patent litigation settlement.

         o Expanded the Company's capabilities and presence in the Asian Test markets.

         o  Commenced the process of divesting the MicroSep businesses, which
            had been significantly dilutive to earnings.   o Completed the sale
            of Rantec for $6 million in cash plus future consideration.

         o Announced the closure and consolidation of the Filtration operation in Puerto Rico and the corresponding move to existing manufacturing locations in Juarez, Mexico and Hebron, Illinois.

         o Net loss was $41.1 million, or $3.13 per share. The 2003 results were impacted by significant non-cash charges related to the divestiture of the MicroSep businesses and other repositioning actions (described on page 11) undertaken by Management to further focus the core business and to provide an improved foundation for profitable growth.


10 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

DESCRIPTION OF 2003 GAINS AND CHARGES

         The Company incurred several gains and charges that impacted the reported operating results in 2003. The amounts noted below are included in the net earnings of the Company as defined within accounting principles generally accepted in the United States of America (GAAP). These gains and charges are more fully described in Management's Discussion and Analysis and notes to consolidated financial statements.

         Management believes this information will be useful in understanding of the operating results of the Company for the periods presented. The following table provides a description of the gains and charges (dollars in millions).

         Pretax Gains/(Charges):                                         2003
         -----------------------                                         ----

         (1) Patent litigation settlement gain                         $  2.1)
         (2) Rantec divestiture gain                                      1.6
         (3) MicroSep divestiture charge                                (68.9)
         (4) Puerto Rico facility closure charge                         (4.3)
         (5) Puerto Rico severance/move costs                            (0.9)
         (6) U.K. Test move/restructure costs                            (0.5)
         (7) Interest rate swap charge                                   (2.6)
         (8) Cumulative effect of accounting change                      (2.3)
         (9) Management transition agreement (MTA)                       (1.4)
         (10) Manufacturing & supply agreement (MSA)                     (0.2)

         (1) During the fiscal third quarter, the Company settled patent litigation related to certain revenue generating patents in the Company's Filtration business and received a $7.3 million cash payment. The pretax gain is calculated as the gross proceeds received, less deferred legal costs incurred to defend this patent. The gain was allocated to past and future licensing periods. The unrecognized gain of $3.7 million will be recognized in pretax income on a straight-line basis over the remaining eight year life of the patent.

         (2) During the fiscal third quarter, the Company sold Rantec and received $6 million in cash, and is entitled to additional consideration based on the future operating results of Rantec, which will be recognized when earned. This gain is included in discontinued operations, along with the operating results of Rantec.

         (3) In July 2003, the Company announced its decision to sell the MicroSep businesses, resulting in this pretax charge. The after-tax charge was $60.5 million. The amount of the charge is calculated as the difference between the MicroSep book value and the estimated proceeds to be received upon completion of the divestiture. The divestiture is expected to be complete by March 31, 2004.

         (4) The Puerto Rico facility closure charge includes the write-down of the building and equipment from their respective carrying values to their estimated net realizable value. This charge is related to Filtertek's operations and is included in the Filtration segment results of operations.

         (5) The Puerto Rico severance/move costs relate to severance agreements with personnel at the Puerto Rico facility and the actual costs of the physical move to Juarez, Mexico and Hebron, Illinois. These costs are being recognized as incurred, and are included in the Filtration segment results of operations.

         (6) The U.K. Test move/restructure costs relate to severance, write-offs of leasehold improvements and moving costs incurred as a result of consolidating a portion of the Company's Test segment operations in the U.K.

         (7) Incident to the decision to divest the MicroSep businesses, the Company closed out the interest rate swap related to the synthetic lease obligations. This charge was recognized in the fourth quarter results of operations.

         (8) As a result of Interpretation No. 46 issued by the FASB relating to the Company's synthetic lease obligations, during the fourth quarter the Company recorded a pretax charge of $2.3 million ($1.4 million, after-tax) that is reported as a cumulative effect of a change in accounting principle.

         (9) The MTA charge relates to a formal transition agreement between the Company and its former Chairman who retired in April 2003. During 2002, the Company incurred $0.7 million of costs related to the MTA.

         (10) The MSA relates to the termination of a manufacturing and supply agreement with Whatman Hemasure Inc. (Whatman). During the second quarter, the Company recorded a pretax charge of $1.5 million related to this termination and in the fourth quarter the Company recorded a $1.3 million gain related to Whatman's settlement and cash payment. This resulted in a $0.2 million charge.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

         The following discussion refers to the Company's results from continuing operations, except where noted. Rantec and the MicroSep businesses are accounted for as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, amounts in the financial statements and related notes for all periods presented reflect discontinued operations.

         NET SALES

         Net sales were $396.7 million, $316.6 million and $298.3 million in 2003, 2002 and 2001, respectively. Net sales in 2003 increased $80.1 million, or 25.3% from net sales of $316.6 million in 2002. Organic sales growth accounted for $72.8 million, or 90.9%, of the increased sales volume in 2003, with the balance coming from the acoustic business acquisition within the Test segment. New products, defined as those introduced during the prior three years, accounted for $41.1 million, or 10.4% of net sales in 2003. PPL Electric Utilities Corporation (PPL) sales represented $63.9 million, or 16% of the total net sales in 2003. No other customers exceeded 10% of the net sales in the periods presented.

         Filtration/Fluid Flow

         Net sales of $164.1 million in 2003 were $12.6 million, or 8.3 % higher than net sales of $151.5 million in 2002. Net sales in 2003 increased primarily as a result of higher defense aerospace shipments at Vacco and increased deliveries of Filtertek products.

         Net sales of $151.5 million in 2002 were $2.2 million, or 1.4% lower than net sales of $153.7 million in 2001 as a result of lower commercial aerospace sales in 2002.

         Communications

         Net sales were $142.3 million, $94.6 million and $59.1 million in 2003, 2002 and 2001, respectively. Net sales in 2003 were $47.7 million, or 50.4% higher than the $94.6 million of net sales in 2002. The increase in net sales each year is the result of significantly higher shipments of AMR equipment. Net sales to PPL were $63.9 million in 2003 and $31.5 million in 2002. In addition, sales to various electric utility cooperatives (Co-ops) in 2003 increased in both dollar amount and number of utility customers as compared to the prior year.

         The Communications segment received $93.7 million and $192.4 million of new orders for its TWACS systems and load control transponders in 2003 and 2002, respectively. The largest order in 2002 was from PPL for $112 million. The Communications segment customer base includes significant investor owned utilities (IOUs) and municipal utilities such as PPL, Puerto Rico Electric Power Authority (PREPA), Wisconsin Public Service Corporation (WPS), Florida Power & Light (FPL), as well as numerous Co-ops throughout North America.

         Sales of Comtrak's SecurVision(R) products were $8.4 million in 2003, $2.5 million in 2002 and $4.4 million in 2001. The increase in sales in 2003 versus 2002 and 2001 is due to additional product deliveries of digital video security products.

         TEST

         Net sales were $90.3 million and $70.5 million in 2003 and 2002, respectively. The $19.8 million (28.1%) increase in 2003 net sales is the result of additional test chamber installations, increased volume from the Company's Asian operations, and $7.3 million in sales from the acoustics business acquired December 31, 2002.

         Net sales were $70.5 million and $85.5 million in 2002 and 2001, respectively. The net sales decrease of $15.0 million in 2002 from 2001 is mainly due to the severe downturn in the overall electronics and telecommunications markets and the 2001 completion of the General Motors test chamber complex. Sales of large EMC test chamber products were significantly impacted by the economic downturn in 2002.

         ORDERS AND BACKLOG

         New orders received in 2003 were $384.7 million, resulting in an order backlog of $263.0 million at September 30, 2003 as compared to $274.9 million at September 30, 2002. The Filtration and Test businesses recorded positive book-to-bill (orders to net sales) ratios during 2003. The Communications segment, excluding orders and sales related to PPL, recorded


12 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


         a positive book-to-bill ratio during 2003. Ending backlog decreased during 2003 in the Communications segment as a result of $63.9 million of shipments to PPL.

         In 2003, the Company recorded $180.4 million of new orders related to Filtration products, $102.3 million related to Test products, and $102.1 million related to Communications products.

         In February 2002, the Company was awarded a $112 million contract from PPL for an AMR system in Pennsylvania. An additional $3.2 million was awarded on this contract in 2003.The project is currently scheduled for completion in mid-year 2004.

         COST OF SALES

         Cost of sales was $271.2 million (68.4% of net sales), $214.3 million (67.7% of net sales) and $204.5 million (68.6% of net sales) in 2003, 2002 and 2001, respectively. Cost of sales as a percent of net sales increased slightly in 2003 versus 2002 due to changes in sales mix (IOUs versus Co-ops) and additional program costs within the Communications segment. Cost of sales as a percentage of net sales decreased slightly in 2002 versus 2001 due to operational improvements including product pricing and successful cost containment programs.

         ASSET IMPAIRMENT

         The $4.5 million asset impairment charge in 2003 related to the closure of the Filtration operation in Puerto Rico and the consolidation of the Test business manufacturing facility in the U.K. The Puerto Rico charge ($4.3 million) resulted from the write-down of the Puerto Rico building and equipment from their respective carrying value to their estimated net realizable value. Management expects the building to be sold during fiscal 2004. The U.K. Test charge ($0.2 million) resulted from the write-off of abandoned leasehold improvements.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses (SG&A) were $73.2 million, or 18.5% of net sales in 2003, $65.1 million, or 20.6% of net sales in 2002, and $59.2 million, or 19.8% of net sales in 2001.

         SG&A in 2003 included $1.4 million of costs related to the MTA between the Company and its former Chairman, and $0.6 million of severance costs related to the closure of the Puerto Rico facility and the consolidation of the U.K. Test facility. SG&A in 2002 included $0.7 million related to the MTA.

         In addition, the increase in SG&A spending in each of the years presented is due to continued investments in engineering, sales and marketing personnel within the Communications and Test segments related to new product development and market expansion initiatives.

         OTHER COSTS AND EXPENSES, NET

         Other costs and expenses, net, were $4.7 million, $0.8 million and $7.1 million in 2003, 2002 and 2001, respectively. Other costs and expenses, net, of $4.7 million in 2003 consisted primarily of the following items (dollars in millions):

                                                                          2003
                                                                         -------
         o  Interest rate swap charge                                    $  2.6
         o  Amortization of identifiable intangible assets                  2.4
         o  Gain on settlement of patent litigation                        (2.1)
         o  Whatman MSA settlement, net                                     0.2
         o  Puerto Rico / U.K. consolidation costs                          0.6
         o  Other                                                           1.0
                                                                         ------
                   Total                                                 $  4.7
                                                                         ======

The interest rate swap charge relates to the cancellation and repayment of the interest rate swap associated with the synthetic lease obligation that was repaid during the fiscal 2003 fourth quarter.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The amortization of identifiable intangibles relates primarily to patents and technology licenses.

         The gain on settlement of patent litigation relates to the defense of certain revenue generating patents used in the Filtration business, which resulted in a cash settlement of $7.3 million. The pretax gain is calculated as the gross cash proceeds, less the deferred legal costs incurred to defend this patent. The net gain is allocated to past and future licensing periods, and the unrecognized gain of $3.7 million will be recognized on a straight-line basis into pretax income over the remaining eight year life of the patent.

         The Whatman MSA settlement involved a dispute with a customer related to the termination of a formal Manufacturing Supply Agreement (MSA). The Company recorded a pretax charge of $1.5 million during the fiscal second quarter and settled with Whatman and received cash of $1.3 million during the fourth fiscal quarter, resulting in a net $0.2 million charge.

         The Puerto Rico and U.K. consolidation costs primarily relate to physical shut down and move related costs.

         Other costs and expenses, net, of $0.8 million in 2002 consisted primarily of the following items: $1.6 million of amortization of identifiable intangible assets, primarily patents and technology licenses; $0.3 million of exit costs related to the Company's joint venture in India (Filtration segment) which was terminated in the first quarter of 2002; and $0.2 million of start-up costs for the Asian operations (Test segment). These costs were offset by a $0.4 million gain from insurance proceeds related to a former subsidiary and a $0.7 million gain from a customer funded refurbishment of production test equipment within the Filtration segment.

         Other costs and expenses, net, of $7.1 million in 2001 consisted primarily of the following items: goodwill amortization of $2.7 million; patent and other intangible asset amortization of $1.3 million; and approximately $2.1 million of net costs related to the Filtration segment described below.

         (1) $1.2 million of moving costs related to the consolidation of PTI's filtration businesses into new facilities in Oxnard, CA. The primary expenditures consisted of moving costs to pack and ship manufacturing equipment, inventory and supplies. This amount also included $0.5 million of certain vacant facility costs and costs to restore the former facilities to their original condition.

         (2) $0.6 million of exit costs related to the consolidation of the Stockton, CA manufacturing facility into the Huntley, IL facility, which consisted primarily of lease termination payments, write-offs of abandoned leasehold improvements.

         (3) $0.3 million of termination costs related to the Brazil operation, which were incurred as part of the management reorganization.

         EARNINGS BEFORE INTEREST AND TAXES (EBIT)

         The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings from continuing operations before interest and taxes. On October 1, 2001, the Company adopted SFAS 142, which eliminated goodwill amortization beginning in 2002. See note 14 of notes to consolidated financial statements.

         EBIT was $43.1 million (10.9% of net sales) in 2003, $36.4 million (11.5% of net sales) in 2002, and $27.5 million (9.2% of net sales) in 2001.

         During 2003, the following items negatively impacted EBIT by $7.8 million: $4.5 million of impairment charges related to the Puerto Rico and U.K. consolidation activities; $2.0 million of MTA and severance charges recognized; $2.6 million interest rate swap charge; $0.6 million of exit/move costs; $0.2 million MSA charge; partially offset by a $2.1 million patent settlement gain. These items will be described in their respective operating segments noted below.

         During 2002, $0.7 million of MTA charges negatively impacted EBIT. During 2001, $2.7 million of goodwill amortization charges were recognized against EBIT.

         EBIT as a financial measure is not calculated as a GAAP measure. EBIT provides investors and Management with an alternative method for addressing the Company's operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the


14 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

         Company's business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

         The reconciliation of EBIT to a GAAP financial measure is as follows (dollars in millions):

                                                     2003      2002      2001
                                                   ------    ------    ------

         EBIT                                      $ 43.1      36.4      27.5
         Add back: Interest income                   (0.2)     (0.3)     (0.2)
         Less: Income taxes / Add: (Benefit)         16.6      13.4      (3.4)
                                                   ------    ------    ------
         Net earnings from continuing operations   $ 26.7      23.3      31.1)
                                                   ======    ======    ======

         See Note 14 of notes to consolidated financial statements for additional discussion.

         FILTRATION/FLUID FLOW

         EBIT of $14.7 million (9.0% of net sales) in 2003 decreased $1.9 million from EBIT of $16.6 million (11.0% of net sales) in 2002.

         The 2003 results were negatively impacted by $3.3 million of the $7.8 million EBIT charges noted above. The $3.3 million of charges include:
         $4.3 million of asset impairment charges related to the Puerto Rico facility and equipment; $0.5 million of severance costs; $0.2 million of Whatman MSA charges; $0.4 million of exit/move costs; partially offset by the $2.1 million patent settlement gain.

         During 2003, the Company continued to experience softness in its commercial aerospace products. The continued strengthening of the defense aerospace markets and European operations at Filtertek offset this softness.

         EBIT was $16.6 million (11.0% of net sales) and $14.0 million (9.1% of net sales) in 2002 and 2001, respectively. Fiscal 2002 included a $0.7 million gain recognized from a customer funded refurbishment of certain production test equipment.

         In July 2003, the Company announced its decision to sell the MicroSep businesses. These businesses are accounted for as discontinued operations. See further discussion at Notes 2 and 14 in notes to consolidated financial statements.

         COMMUNICATIONS

         EBIT was $30.0 million (21.1% of net sales) in 2003, $21.0 million (22.2% of net sales) in 2002 and $11.9 million (20.1% of net sales) in 2001. The increases in EBIT dollars in the comparable periods were the result of significantly higher shipments of AMR equipment. The slight decrease in EBIT as a percent of net sales in 2003 is the result of the sales mix between IOUs and Co-ops and due to additional marketing, engineering and customer support costs. The Company continues to increase its engineering and new product development expenditures in the Communications segment in order to further penetrate the AMR markets, primarily involving IOUs, and to further differentiate its technology from the competition with additional features and functionality.

         TEST

         EBIT was $5.3 million (5.9% of net sales) and $3.6 million (5.1% of net sales) in 2003 and 2002, respectively.

         The 2003 results were negatively impacted by $0.5 million of the $7.8 million EBIT charges noted above. The $0.5 million of charges include:
         $0.2 million of asset impairment charges related to the U.K. consolidation; $0.1 million of severance costs; and $0.2 million of exit/move costs.

         The increase in EBIT in 2003 as compared to 2002 is mainly due to increased sales of large EMC test chambers and the significantly higher sales volume in 2003 versus 2002.

         EBIT was $3.6 million (5.1% of net sales) and $7.5 million (8.8% of net sales) in 2002 and 2001, respectively. The decline in EBIT in 2002 as compared to 2001 is mainly due to lower sales of large EMC test chambers as a result of the

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

         downturn in the electronics and telecommunications markets and the completion of the General Motors test chamber complex in 2001.

         CORPORATE

         The "Reconciliation to Consolidated Totals (Corporate)" is the residual amount of Corporate office operating charges remaining after the Corporate overhead charges are allocated to the operating units. Corporate charges are allocated to the segments at 2.5% of the segments net sales. Beginning in fiscal 2004, these Corporate office operating charges will no longer be allocated to the operating units.

         The 2003 amounts include the $2.6 million interest rate swap charge and the MTA charges of $1.4 million.

         INTEREST INCOME

         Interest income was $0.2 million in 2003, $0.3 million in 2002 and $0.2 million in 2001. The amounts vary based on the timing of cash flows and respective interest rates within the given year.

         INCOME TAX EXPENSE (BENEFIT)

         Income tax expense from continuing operations of $16.6 million for 2003 reflects current Federal tax expense of $3.4 million, deferred Federal tax expense of $9.9 million, current state and local tax expense of $2.0 million, deferred state and local tax expense of $0.2 million, current foreign tax expense of $1.1 million, and deferred foreign tax expense of $0.1 million.

         Income tax expense from continuing operations of $13.4 million for 2002 reflects current Federal tax expense of $1.4 million, deferred Federal tax expense of $7.9 million, current state and local tax expense of $2.4 million, deferred state and local tax benefit of $(0.2) million, current foreign tax expense of $1.4 million, and deferred foreign tax expense of $0.5 million.

         Income tax benefit from continuing operations of $3.4 million for 2001 reflects current Federal tax expense of $0.5 million, deferred Federal tax benefit of $5.9 million, current state and local tax expense of $0.8 million, current foreign tax expense of $1.3 million, and deferred foreign tax benefit of $0.1 million.

         Total income tax benefit attributable to discontinued operations was $9.6 million in 2003, and $0.6 million in 2002. Income tax expense attributable to discontinued operations was $0.5 million in 2001. In addition, in 2003 the Company had an income tax benefit of $0.8 million attributable to the cumulative effect of a change in accounting method.

         Management believes that, based on the Company's historical pretax income together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at September 30, 2003. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $117 million, of which $84 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $29 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The NOL carryforward may be used to reduce future Federal income tax cash payments.

         During 2001, Management concluded that it was more likely than not that it would realize the benefits of the deferred tax assets existing at September 30, 2001, and therefore, eliminated the existing deferred tax valuation allowance of $12.7 million. See full discussion at Note 9 in notes to consolidated financial statements.

         During 2003 the Company established a valuation allowance against certain deferred tax assets associated with its discontinued operations. A valuation allowance of $3.5 million was established against certain deferred tax assets associated with the Company's stock holdings in PTI Technologies Limited and PTI S.p.A., as the disposition of such assets in 2004 is expected to generate a loss, which may not be realized in future periods.

         No deferred taxes have been provided on the accumulated unremitted earnings of the Company's foreign subsidiaries as of September 30, 2003. The Company's intention is to reinvest these earnings indefinitely. In the event these foreign


16 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

         entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $7.1 million would be due, which would correspondingly reduce net earnings and the Company's NOL.

         The effective tax rate for continuing operations in 2003 was 38.4% compared to 36.5% in 2002. An analysis of the effective tax rates for 2003, 2002 and 2001 is included in the notes to the consolidated financial statements.

CAPITAL RESOURCES AND LIQUIDITY

         Working capital increased to $120.5 million at September 30, 2003 from $112.6 million at September 30, 2002. During 2003, cash and cash equivalents increased by $6.4 million. Accounts receivable increased $12.5 million and inventories increased $5.0 million.

         The increase in accounts receivable at September 30, 2003 of $12.5 million is due to a $6.2 million increase in the Test segment mainly due to higher sales volume and the Acoustics acquisition which added $1.5 million; a $4.6 million increase in the Communications segment as a result of significantly higher shipments of AMR products; and a $3.0 million increase in the Filtration segment. Approximately $0.8 million of accounts receivable at September 30, 2003 represents amounts due under long-term contracts related to retainage provisions, which are due after one year.

         Net cash provided by operating activities was $38.0 million, $35.0 million and $33.0 million in 2003, 2002 and 2001, respectively.

         Capital expenditures for continuing operations were $10.6 million, $9.6 million and $9.5 million, in 2003, 2002 and 2001, respectively. Included in the 2003 capital expenditures for continuing operations were approximately $2.4 million of leasehold improvements related to the new headquarters facility for DCSI in the Communications segment. The balance of the expenditures primarily included manufacturing equipment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2003.

         At September 30, 2003, the Company had an available NOL carryforward for tax purposes of approximately $84 million. This NOL will expire beginning in 2009 and ending in 2019, and will be available to reduce future Federal income tax cash payments.

         At September 30, 2003, other current assets include a mortgage note receivable of $1.8 million from the prior sale of the Riverhead, NY property, related to a former defense subsidiary. The property was sold in December 1999 for $2.6 million, with $0.5 million received as a down payment and the remaining $2.1 million financed under the mortgage note. Through September 30, 2003, the buyer has paid additional principal and interest payments totaling $1.3 million. However, currently the buyer is in default of the provisions of the note receivable and the Company has begun foreclosure proceedings on the property. A recent independent appraisal indicates the value of the property is greater than $5 million. The Company does not anticipate a loss related to this matter.

         SYNTHETIC LEASE OBLIGATION

         Effective July 1, 2003 the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which required it to consolidate its $31.5 million synthetic lease obligation, previously accounted for as an operating lease, onto its balance sheet. This obligation was secured by three manufacturing locations, two of which are located in Oxnard, CA, and the other in Cedar Park, TX, as well as a $10.6 million letter of credit issued under the Company's $65 million credit facility. Upon consolidation, the Company recorded $29.2 million of property plant and equipment, $31.5 million of long term debt and a non-cash after tax charge-reported as a cumulative effect of a change in accounting principle-of $1.4 million.

         In September 2003, the Company repaid the $31.5 million synthetic lease obligation and cancelled the $10.6 million letter of credit. The synthetic lease facility was dissolved and there are no further obligations.

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

PATENT LITIGATION SETTLEMENT

During fiscal 2003, the Company reached a settlement in the defense of a certain revenue-generating patent used in the Filtration business. Under the terms of the agreement, the Company received $7.3 million in fiscal third quarter of 2003, and the Company recorded a gain of $2.1 million, after deducting $1.4 million of professional fees related to the settlement. The unrecognized gain of $3.7 million ($0.5 million classified in current liabilities and $3.2 million classified in long-term deferred income) will be recognized on a straight-line basis in Other, net, over the remaining patent life, through 2011.

TERMINATION AND SETTLEMENT OF WHATMAN HEMASURE INC. MANUFACTURING AND SUPPLY AGREEMENT


On January 24, 2003, the Company's Filtertek Inc. subsidiary terminated its Manufacturing and Supply Agreement (MSA) with Whatman Hemasure Inc. (Whatman) based on Whatman's breach of its obligations under the MSA. The MSA related to the parties' responsibilities concerning the manufacture and supply of leukocyte filters. Under the terms of the MSA, Filtertek's termination based on Whatman's breach entitled Filtertek to recover its damages and certain specified costs, which included among other costs, payment for certain equipment used in the production of leukocyte filters. The Company recorded a $1.5 million charge in Other, net, during the second quarter of fiscal 2003 primarily related to the fair value of the remaining equipment lease obligations for that program. During the fourth quarter of fiscal 2003, the Company settled its outstanding contract dispute with Whatman for $1.3 million, which was received in September 2003.

ACQUISITIONS/DIVESTITURES

On December 31, 2002, the Company acquired the assets and certain liabilities of Austin Acoustics Systems, Inc. (Austin Acoustics) for $4 million in cash. Austin Acoustics is a leading supplier of noise control chambers for the test, medical and broadcast/music industries. Austin Acoustics is headquartered in Austin, TX and has annual sales of approximately $8 million. The assets, liabilities and results of operations since the date of acquisition are included within the Company's Test segment.

In March 2002, pursuant to a license agreement, the Company acquired the exclusive rights to the patent portfolio and related intellectual property of North Carolina Separations Research Technology Inc. and its affiliate (SRT), a manufacturer of cross-flow filtration and separation modules and equipment. The Company also acquired certain production assets and inventory of SRT. The purchase price was $11.5 million of which the Company paid $9.5 million at closing and additional consideration of $1 million was paid in March 2003 and $0.9 million will be paid throughout fiscal year 2004. SRT is included in the discontinued operations of the MicroSep businesses as a part of PTI Advanced Filtration Inc.

On June 8, 2001, the Company acquired all of the outstanding common stock of Bea Filtri S.p.A. (Bea) for approximately $13.5 million in cash and debt. Bea, headquartered in Milan, Italy, is a supplier of filtration products to the pharmaceutical, food and beverage, healthcare, and petrochemical markets. Bea is included in the discontinued operations of the MicroSep businesses as a part of PTB.

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

In April 2003, the Company completed the sale of the Rantec Power Systems Inc. (Rantec) subsidiary, to an entity owned by a group of investors primarily comprised of the subsidiary's management. Rantec was previously reported in the "Other" segment. Rantec, a manufacturer of power supplies for commercial and military applications, is located in Los Osos, California. The Company received $6 million from the buyer at closing. An additional $0.7 million will be paid by the buyer in equal installments during the nine months following the sale. The Company is also entitled to contingent consideration of up to $6.4 million over the next ten years, based on the future operating results of Rantec, which will be recognized when earned. A pretax gain of $1.6 million related to the sale is reflected in the Company's fiscal 2003 results in discontinued operations. Rantec is accounted for as a discontinued operation in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144).

18 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

In July 2003, the Company announced its decision to sell the Microfiltration and Separations (MicroSep) businesses in the Filtration segment. These businesses consist of PTI Advanced Filtration Inc., located in Oxnard, California, PTI Technologies Limited, located in Sheffield, England, and PTI S.p.A., located in Milan, Italy. As part of this process, in October 2003, the Company terminated its existing license with SRT. These businesses are accounted for as a discontinued operation in accordance with SFAS 144, and accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The MicroSep businesses represent approximately 20% of the Filtration segment net sales. These actions resulted in a non-cash after-tax charge of approximately $60 million in the fourth quarter of fiscal 2003, primarily related to goodwill and other intangible assets. The Company expects the sale of the MicroSep businesses to be completed prior to March 31, 2004.

BANK CREDIT FACILITY

Effective September 5, 2003, the Company amended its existing revolving credit facility to allow for the announced divestiture of its MicroSep businesses as well as the repayment of the Company's $31.5 million synthetic lease obligation. The amended credit facility continues to have $5 million annual reductions, a $25 million increase option through April 11, 2004 and a final maturity and expiration of April 11, 2005. As of September 30, 2003, the Company had not exercised the $25 million increase option and the revolving line of credit was $65 million. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of five banks, led by Bank of America as agent.

During 2003, the Company paid off its previously outstanding $31.5 million synthetic lease obligation.

At September 30, 2003, the Company had approximately $43.7 million available to borrow under the credit facility in addition to its $31.3 million cash on hand. Against the $65 million available under the revolving credit facility at September 30, 2003, the Company had $10 million of short-term borrowings, $8 million of outstanding long-term borrowings related to the Bea acquisition (included in "Other liabilities from discontinued operations") and outstanding letters of credit of $3.3 million.

The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA. As of September 30, 2003, the Company was in compliance with all bank covenants.

Cash flow from operations and borrowings under the bank credit facility is expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2003 (dollars in millions):


                                                            Payments due by period
                                            ------------------------------------------------------------
                                                        Less than                              More than
Contractual Obligations                       Total       1 year      1-3 years    3-5 years    5 years
                                            --------    ---------     ---------    ---------   ---------
Long-Term Debt Obligations                  $    0.6          0.1          0.3          0.2           --
Capital Lease Obligations                        1.0          0.3          0.5          0.2           --
Operating Lease Obligations                     17.2          4.7          6.8          5.7           --
Purchase Obligations(1)                           --           --           --           --           --
                                            --------     --------     --------     --------     --------
Total                                       $   18.8          5.1          7.6          6.1           --
Discontinued Operations                         11.5          0.8          9.4          1.3           --
                                            --------     --------     --------     --------     --------
     Total                                  $   30.3          5.9         17.0          7.4           --
                                            ========     ========     ========     ========     ========

(1) A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since purchase orders can be cancelled, the Company does not include them in this calculation.

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has no material off balance sheet arrangements outstanding at September 30, 2003.

SHARE REPURCHASE

In August 2003, the Company extended its previously authorized (February 2001) open market repurchase program of up to 1.3 million shares, which is subject to market conditions and other factors and covers the period ending September 30, 2004. The Company repurchased 42,881, 127,100 and 76,700 shares in 2003, 2002 and 2001, respectively.

MANAGEMENT TRANSITION AGREEMENT

On August 5, 2002, the Company entered into a Management Transition Agreement
(MTA) with Dennis J. Moore, the Company's former Chairman, under which Mr. Moore receives certain compensation in conjunction with his retirement in April 2003 and for his consulting services after retirement. Of the $2.5 million total cost related to the MTA, $1.4 million was expensed in SG&A during the first nine months of fiscal 2003, and $0.7 million was recorded in the fourth quarter of fiscal 2002. The remaining cost of the MTA related to a $0.3 million consulting agreement that is being expensed over the twelve-month period from April 2003 through March 2004, consistent with the period of service.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are zero in 2004, approximately $1 million in 2005 and approximately $4 million in 2006.

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

MARKET RISK ANALYSIS

MARKET RISK EXPOSURE

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company had interest rate exposure relating to its floating rate synthetic lease obligations and, accordingly, the Company previously entered into interest rate swaps of approximately $31.5 million to mitigate this exposure. In conjunction with the repayment of the Company's synthetic lease obligation in fourth quarter of fiscal 2003, the Company repaid and cancelled the related interest rate swap associated with this obligation. This resulted in a pretax charge of approximately $2.6 million recorded in the fourth quarter of fiscal 2003 as well as an after tax reduction in accumulated other comprehensive loss of $1.8 million.

In addition, the Company has interest rate exposure of approximately $8.0 million relating to floating rate obligations denominated in Euros related to PTB and included in other liabilities from discontinued operations. Therefore, in September 2001, the Company entered into an interest rate swap of approximately $5.0 million to mitigate this exposure, which effectively fixed the interest rate on these floating rate obligations at 4.89%. These Euro obligations consist of borrowings under the Company's $65 million credit facility and mature on April 11, 2005 along with the related interest rate swap. This swap is accounted for as a cash flow hedge under the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138". For the year ended September 30, 2003, the Company recorded an adjustment of $0.1 million to accumulated other comprehensive loss related to this interest rate swap.

20 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following table provides further detail about the Company's interest rate swaps outstanding at September 30, 2003:



                                                      Amounts scheduled for maturity           Estimated fair value at
                                                                as of April 11, 2005                September 30, 2003
                                                      ------------------------------           -----------------------
Interest Rate Swaps (related to Euro debt)
Variable to fixed:
         Notional value (in millions)                                         $  5.0                            $ (0.1)
         Average pay rate (excludes spread)                                      4.1%
                                                      ==============================           =======================

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The currency most significant to the Company's operations is the Euro. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2003 is not material.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies, which Management believes are critical to the Consolidated Financial Statements and other financial disclosure. It is not intended to be a comprehensive list of all significant accounting policies that are more fully described in Note 1 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION

The majority of the Company's revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, usually by delivery or acceptance; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The Company has certain revenue arrangements with multiple elements within the Test segment. For such arrangements, the Company determines the fair value of each element under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue of each element is then recognized when the products and/or services are delivered. Revenue arrangements with software components are recognized under the provisions of SOP 97-2, "Software Revenue Recognition." Management believes that all relevant criteria and conditions are considered when recognizing revenue.

ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on Management's evaluation of the financial condition of the customer and historical bad debt experience.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 21

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

GOODWILL AND OTHER LONG-LIVED ASSETS

The Company adopted the provisions of SFAS 142 effective October 1, 2001. Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment for long-lived assets with definite lives is based on Management's judgment as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2004, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 6% to 5.75%, the accumulated benefit obligation for the defined benefit plan would increase by approximately $1.4 million and result in an additional after-tax charge to shareholder's equity of approximately $0.9 million.

OTHER MATTERS

CONTINGENCIES

As a normal incident of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of Management, final judgments, if any, which might be rendered against the Company in current litigation, are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.

22 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. In conjunction with the repayment of the Company's synthetic lease obligation in fourth quarter of fiscal 2003, the Company repaid and cancelled the interest rate swap associated with this obligation. This resulted in an after tax reduction in accumulated other comprehensive loss of $1.8 million. As of September 30, 2003, the Company's only remaining interest rate swap is related to Euro denominated debt and carries an estimated fair value of ($0.1) million. For the year ended September 30, 2003 there was no change to accumulated other comprehensive loss related to this interest rate swap. See further discussion in "Management Discussion and Analysis-Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in company reported filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect those controls and procedures.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of SFAS 123," which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for interim periods beginning after December 15, 2002. The Company has adopted the provisions of SFAS 148.

In December 2002, the Emerging Issues Task Force issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. This issue is applicable for revenue arrangements beginning in the fourth quarter of fiscal 2003. The Company has adopted the provisions of EITF 00-21, and the impact of this was not material to the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This Interpretation applies to variable interest entities created

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company consolidated the synthetic lease obligation on July 1, 2003, the beginning of the Company's fourth fiscal quarter. See further discussion in Note 8.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe the adoption of this statement will have a material impact on the Company's financial statements.

FORWARD-LOOKING INFORMATION

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates and the beliefs and assumptions of Management contained in the Letters to Shareholders (pages 1-2), the business summaries (pages 3-9), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements". Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, and speak only as of the date of this report. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: the timing and terms of the MicroSep divestiture; performance of discontinued operations prior to divestiture; successful execution of planned facility closures; the timing and execution of sales, consolidations and relocations with regard to the Company's Puerto Rico Facility and U.K. facility; termination for convenience of customer contracts; timing and magnitude of future contract awards; further weakening of economic conditions in served markets; changes in customer demands or customer insolvencies; competition; intellectual property rights; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; collective bargaining and labor disputes; changes in laws and regulations including changes in accounting standards and taxation requirements; changes in foreign or U.S. business conditions effecting the distribution of foreign earnings; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal operating plans.


24 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 30,
(Dollars in thousands, except per share amounts)                                  2003              2002              2001
                                                                              ------------      ------------      ------------
Net sales                                                                     $    396,687           316,611           298,297

Costs and expenses:
         Cost of sales                                                             271,164           214,325           204,486
         Asset impairment                                                            4,528                --                --
         Selling, general and administrative expenses                               73,185            65,099            59,173
         Interest income, net                                                         (217)             (351)             (204)
         Other, net                                                                  4,664               803             7,149
                                                                              ------------      ------------      ------------

Total costs and expenses                                                           353,324           279,876           270,604
                                                                              ------------      ------------      ------------

Earnings before income tax                                                          43,363            36,735            27,693
Income tax expense (benefit)                                                        16,625            13,400            (3,375)
                                                                              ------------      ------------      ------------
Net earnings from continuing operations                                             26,738            23,335            31,068
Loss from discontinued operations,
         net of tax: 2003, $1,821; 2002, $552; and 2001, $(541)                     (6,901)           (1,554)             (961)
Loss on sale of discontinued operations,
         net of tax of $7,755                                                      (59,556)               --                --
                                                                              ------------      ------------      ------------
Net loss from discontinued operations                                              (66,457)           (1,554)             (961)
                                                                              ------------      ------------      ------------
Net earnings (loss) before accounting change                                       (39,719)           21,781            30,107

Cumulative effect of accounting change, net of tax of $842                          (1,419)               --                --
                                                                              ------------      ------------      ------------
Net earnings (loss)                                                           $    (41,138)           21,781            30,107
                                                                              ============      ============      ============

Earnings per share:
         Basic:
                  Continuing operations                                       $       2.10              1.86              2.51
                  Discontinued operations                                            (5.24)            (0.12)            (0.08)
                  Cumulative effect of accounting change                             (0.11)               --                --
                                                                              ------------      ------------      ------------
                  Net earnings (loss)                                                (3.25)             1.74              2.43
                                                                              ============      ============      ============
         Diluted:
                  Continuing operations                                               2.04              1.79              2.43
                  Discontinued operations                                            (5.06)            (0.12)            (0.08)
                  Cumulative effect of accounting change                             (0.11)               --                --
                                                                              ------------      ------------      ------------
                  Net earnings (loss)                                                (3.13)             1.67              2.35
                                                                              ============      ============      ============
Average common shares outstanding (in thousands):
         Basic                                                                      12,675            12,511            12,382
         Diluted                                                                    13,128            13,022            12,805


See accompanying notes to consolidated financial statements.

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 25

CONSOLIDATED BALANCE SHEETS

As of September 30,
(Dollars in thousands)                                                                   2003              2002
                                                                                     ------------     ------------

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                            $     31,285           24,930
Accounts receivable, less allowance for doubtful accounts of $734
                  and $606 in 2003 and 2002, respectively                                  69,379           56,884
Costs and estimated earnings on long-term contracts, less progress
                  billings of $5,089 and $4,541 in 2003 and 2002, respectively              4,663            2,951
Inventories                                                                                48,432           43,441
Current portion of deferred tax assets                                                     24,187           20,601
Other current assets                                                                        6,549            7,481
Current assets from discontinued operations                                                21,640           25,100
                                                                                     ------------     ------------
                  Total current assets                                                    206,135          181,388
                                                                                     ------------     ------------

PROPERTY, PLANT AND EQUIPMENT:
         Land and land improvements                                                         5,541            2,316
         Buildings and leasehold improvements                                              41,708           27,478
         Machinery and equipment                                                           72,959           67,373
         Construction in progress                                                           2,583              927
                                                                                     ------------     ------------
                                                                                          122,791           98,094
         Less accumulated depreciation and amortization                                    51,622           44,190
                                                                                     ------------     ------------
                  Net property, plant and equipment                                        71,169           53,904
Goodwill                                                                                   68,653           66,649
Deferred tax assets                                                                        16,618           28,690
Other assets                                                                               14,081           14,243
Other assets from discontinued operations, including goodwill
         of $0 and $36,634 at 2003 and 2002, respectively                                  16,725           62,814
                                                                                     ------------     ------------
                                                                                     $    393,381          407,688


See accompanying notes to consolidated financial statements.

26 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

As of September 30,
(Dollars in thousands)                                                                        2003               2002
                                                                                          ------------      ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
         Short-term borrowings and current maturities of long-term debt                   $     10,143               121
         Accounts payable                                                                       34,940            34,101
         Advance payments on long-term contracts, less costs incurred
                  of $1,728 and $3,769 in 2003 and 2002, respectively                            1,144             2,706
         Accrued expenses                                                                       30,013            23,236
         Current liabilities from discontinued operations                                        9,397             8,623
                                                                                          ------------      ------------
                  Total current liabilities                                                     85,637            68,787
                                                                                          ------------      ------------
Deferred income                                                                                  3,194                --
Other liabilities                                                                               20,556            23,571
Long-term debt                                                                                     490               538
Other liabilities from discontinued operations                                                   8,115             8,481
                                                                                          ------------      ------------
                  Total liabilities                                                            117,992           101,377
                                                                                          ------------      ------------
Commitments and contingencies                                                                       --                --

SHAREHOLDERS' EQUITY:
         Preferred stock, par value $.01 per share, authorized 10,000,000 shares                    --                --
         Common stock, par value $.01 per share, authorized 50,000,000 shares;
         Issued 13,933,193 and 13,601,095 shares in 2003 and 2002, respectively                    139               136
         Additional paid-in capital                                                            216,506           209,402
         Retained earnings since elimination of deficit at September 30, 1993                   80,292           121,430
         Accumulated other comprehensive loss                                                   (4,982)           (9,473)
                                                                                          ------------      ------------
                                                                                               291,955           321,495
         Less treasury stock, at cost (1,105,052 and 1,067,046 common shares in
                  2003 and 2002, respectively)                                                 (16,566)          (15,184)
                                                                                          ------------      ------------
                  Total shareholders' equity                                                   275,389           306,311
                                                                                          ------------      ------------
                                                                                          $    393,381           407,688
                                                                                          ============      ============

See accompanying notes to consolidated financial statements.

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 27

CONSOLIDATED STATEMENTS 0F SHAREHOLDERS' EQUITY

                                                                                             Accumulated
                                                   Common Stock       Additional                Other
Years ended September 30,                     ---------------------    Paid-In    Retained   Comprehensive  Treasury
(In thousands)                                  Shares     Amount      Capital    Earnings   Income (Loss)    Stock        Total
                                              ---------   ---------   ----------  ---------  -------------  ---------    ---------
Balance, September 30, 2000                      13,225   $     132     205,514      69,542       (4,766)     (11,000)     259,422
Comprehensive income:
         Net earnings                                --          --          --      30,107           --           --       30,107
         Translation adjustments                     --          --          --          --         (209)          --         (209)
         Minimum pension liability,
                  net of tax of $344                 --          --          --          --         (639)          --         (639)
         Interest rate swap adjustment,
                  net of tax of $487                 --          --          --          --         (904)          --         (904)
                                                                                                                         ---------
Comprehensive income                                 --          --          --          --           --           --       28,355
                                                                                                                         ---------
Stock options and stock compensation plans          185           2         768          --           --          414        1,184
Purchases into treasury                              --          --          --          --           --       (1,681)      (1,681)
                                              ---------   ---------   ---------   ---------    ---------    ---------    ---------
Balance, September 30, 2001                      13,410         134     206,282      99,649       (6,518)     (12,267)     287,280
                                                                                                                         ---------
Comprehensive income:
         Net earnings                                --          --          --      21,781           --           --       21,781
         Translation adjustments                     --          --          --          --          782           --          782
         Minimum pension liability,
                  net of tax of $1,478               --          --          --          --       (2,745)          --       (2,745)
         Interest rate swap adjustment,
                  net of tax of $534                 --          --          --          --         (992)          --         (992)
                                                                                                                         ---------
Comprehensive income                                 --          --          --          --           --           --       18,826
                                                                                                                         ---------
Stock options and stock compensation plans          191           2       3,120          --           --          521        3,643
Purchases into treasury                              --          --          --          --           --       (3,438)      (3,438)
                                              ---------   ---------   ---------   ---------    ---------    ---------    ---------
Balance, September 30, 2002                      13,601         136     209,402     121,430       (9,473)     (15,184)     306,311
                                                                                                                         ---------
Comprehensive loss:
         Net loss                                    --          --          --     (41,138)          --           --      (41,138)
         Translation adjustments                     --          --          --          --        3,880           --        3,880
         Minimum pension liability,
                  net of tax of $641                 --          --          --          --       (1,190)          --       (1,190)
         Interest rate swap adjustment,
                  net of tax of $(970)               --          --          --          --        1,801           --        1,801
                                                                                                                         ---------
Comprehensive loss                                   --          --          --          --           --           --      (36,647)
                                                                                                                         ---------
Stock options and stock compensation plans          332           3       7,104          --           --           56        7,163
Purchases into treasury                              --          --          --          --           --       (1,438)      (1,438)
                                              ---------   ---------   ---------   ---------    ---------    ---------    ---------
Balance, September 30, 2003                      13,933   $     139     216,506      80,292       (4,982)     (16,566)     275,389
                                              =========   =========   =========   =========    =========    =========    =========

See accompanying notes to consolidated financial statements

28 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS 0F CASH FLOW

Years ended September 30,
(Dollars in thousands)                                                                     2003         2002           2001
                                                                                        ----------    ----------    ----------

Cash flows from operating activities:
         Net earnings (loss)                                                            $  (41,138)       21,781        30,107
         Adjustments to reconcile net earnings (loss) to net cash
                  provided by operating activities:
                           Loss from discontinued operations, net of tax                     6,901         1,554           961
                           Loss on sale of discontinued operations, net of tax              59,556            --            --
                           Depreciation and amortization                                    13,451        10,398        12,952
                           Changes in operating working capital                            (15,669)      (12,793)      (12,283)
                           Effect of deferred taxes on tax provision                        10,137         8,226        (5,985)
                           Proceeds from settlement of patent litigation                     7,300            --            --
                           Gain from settlement of patent litigation                        (2,056)           --            --
                           Other                                                             7,441         8,172         7,828
                                                                                        ----------    ----------    ----------
         Net cash provided by operating activities-continuing operations                    45,923        37,338        33,580
         Net cash used by discontinued operations                                           (7,907)       (2,322)         (594)
                                                                                        ----------    ----------    ----------
         Net cash provided by operating activities                                          38,016        35,016        32,986
                                                                                        ----------    ----------    ----------
Cash flows from investing activities:
         Acquisition of business-continuing operations                                      (4,000)           --            --
         Acquisition of businesses and technology rights-discontinued operations            (1,364)       (9,546)      (13,559)
         Proceeds from divestiture of business                                               6,000            --            --
         Capital expenditures-continuing operations                                        (10,599)       (9,591)       (9,502)
         Capital expenditures-discontinued operations                                       (3,528)       (3,588)       (2,379)
                                                                                        ----------    ----------    ----------
         Net cash used by investing activities                                             (13,491)      (22,725)      (25,440)
Cash flows from financing activities:
         Proceeds from long-term debt                                                           --           453         7,356
         Principal payments on long-term debt-continuing operations                        (31,636)         (505)         (740)
         Principal payments on long-term debt-discontinued operations                         (621)           --            --
         Net increase (decrease) in short-term borrowings                                   10,000           (12)       (3,988)
         Purchases of common stock into treasury                                            (1,438)       (3,438)       (1,681)
         Other, including exercise of stock options                                          5,525         1,635           393
                                                                                        ----------    ----------    ----------
         Net cash (used) provided by financing activities                                  (18,170)       (1,867)        1,340
                                                                                        ----------    ----------    ----------
Net increase in cash and cash equivalents                                                    6,355        10,424         8,886
Cash and cash equivalents at beginning of year                                              24,930        14,506         5,620
                                                                                        ----------    ----------    ----------
Cash and cash equivalents at end of year                                                $   31,285        24,930        14,506
                                                                                        ==========    ==========    ==========
Changes in operating working capital:
         Accounts receivable, net                                                       $  (12,149)       (8,173)          684
         Costs and estimated earnings on long-term contracts, net                           (1,712)        3,686          (456)
         Inventories                                                                        (3,883)       (5,274)         (790)
         Other current assets and current portion of deferred tax assets                    (2,692)       (8,426)      (13,608)
         Accounts payable                                                                      839         3,739         1,510
         Advance payments on long-term contracts, net                                       (1,562)        1,324        (1,472)
         Accrued expenses                                                                    5,490           331         1,849
                                                                                        ----------    ----------    ----------
                                                                                        $  (15,669)      (12,793)      (12,283)
                                                                                        ==========    ==========    ==========
Supplemental cash flow information:
         Interest paid                                                                  $      805           521           425
         Income taxes paid (including state, foreign & AMT)                                  6,208         4,076         4,106
                                                                                        ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 (Y) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2003 presentation.

(B) BASIS OF PRESENTATION

Effective September 30, 1993, the Company implemented an accounting readjustment in accordance with the accounting provisions applicable to a "quasi-reorganization" which restated assets and liabilities to fair values and eliminated the deficit in retained earnings.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2003 and 2002.

(C) NATURE OF OPERATIONS

The Company is a leading supplier of engineered filtration products to the process, health care and transportation markets worldwide. The Company's filtration products include depth filters, membrane based and precision screen filters. The balance of the Company's sales is derived primarily from special purpose communication systems including automatic meter reading, and from radio frequency (RF) shielding and EMC test products.

The Company operates in three industry segments: Filtration/Fluid Flow, Communications and Test.

Effective April 11, 2003, the Company completed the sale of Rantec Power Systems, Inc. (Rantec) to an entity owned by a group of investors primarily comprised of the subsidiary's management. Rantec is accounted for as a discontinued operation. See Note 2, "Discontinued Operations".

In July 2003, the Company announced its decision to sell the Microfiltration and Separations (MicroSep) businesses in the Filtration/Fluid Flow segment. These businesses are recorded as discontinued operations beginning in the fourth quarter of fiscal 2003. See Note 2, "Discontinued Operations".

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

(E) REVENUE RECOGNITION

The majority of the Company's revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, usually by delivery or acceptance; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The Company has certain revenue arrangements with multiple elements within the Test segment. For such arrangements, the Company determines the fair value of each element under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue of each element is then recognized when the products and/or services are delivered. Revenue arrangements with software components are recognized under the provisions of SOP 97-2, "Software Revenue Recognition." Management believes that all relevant criteria and conditions are considered when recognizing revenue.




30  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

(K) GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets." Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment is based on Management's judgment of the discounted future operating cash flows to be generated from these assets throughout their estimated useful lives. Prior to fiscal 2002, goodwill was amortized over periods ranging in periods from 20-30 years. Other intangible assets represent costs allocated to identifiable intangible assets, principally patents and technology rights. See Note 5 below regarding goodwill and other intangible assets activity.

(L) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

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



                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)                                                 2003             2002                2001
--------------                                                 ----             ----                ----
Weighted Average Shares Outstanding - Basic                   12,675             12,511             12,382
Dilutive Options and Performance Shares                          453               511                423
                                                              ------             ------             ------

Adjusted Shares - Diluted                                     13,128             13,022             12,805
                                                              ======             ======             ======


There were no options outstanding during the year ended September 30, 2003, where the options' exercise price was greater than the average market price of the common shares. Options to purchase 34,000 shares (at a per share price of $35.93) and 12,500 shares (at per share prices of $25.18 - $27.28) were outstanding during the years ended September 30, 2002 and 2001, respectively, but were not included in the respective computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 50,000, 91,000 and 181,000 performance shares were outstanding but unearned at September 30, 2003, 2002 and 2001, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

(Q) STOCK-BASED COMPENSATION

The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of SFAS 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the


32  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

method used on reported results. Under APB 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance share plans been determined based on the fair value at the grant date for awards outstanding during 2003, 2002 and 2001 consistent with the provisions of this Statement, the Company's net earnings (loss) and net earnings (loss) per share would have been as shown in the table below:

Pro forma (Unaudited)
(Dollars in thousands, except per share amounts)                      2003                   2002                   2001
------------------------------------------------                      ----                   ----                   ----
Net earnings (loss), as reported                                    $  (41,138)               21,781                30,107

Less: total stock-based employee compensation expense
   determined under fair value based methods, net of tax                (1,942)               (2,476)                 (702)
                                                                    ----------             ---------             ---------

Pro forma net earnings (loss)                                          (43,080)               19,305                29,405
                                                                    ==========             =========             =========

Net earnings (loss) per share:

    Basic-as reported                                                    (3.25)                 1.74                  2.43

    Basic-pro forma                                                      (3.40)                 1.54                  2.37

    Diluted-as reported                                                  (3.13)                 1.67                  2.35

    Diluted-pro forma                                                    (3.28)                 1.48                  2.30
                                                                    ==========             =========             =========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: expected dividend yield of 0% in all periods; expected volatility of 31.5%, 31.2% and 37.5%, risk-free interest rate of 3.9%, 3.6% and 4.6%, and expected life based on historical exercise periods of 4.13 years, 4.25 years and 4.21 years.

The 2003 and 2002 performance share award grants were valued at the stock price on the date of grant. No adjustments were made for the probability that performance thresholds would not be met. In 2001, to determine the fair value of performance share grants, the probability that performance thresholds would be met was applied to the ESCO stock price on the date of grant. This probability was based on an estimated average annual growth rate of 10% and an annualized volatility of 37.9% in 2001.

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

(S) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 138 requires that all derivative instruments be recorded on the balance sheet at their fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. The Company has interest rate exposure relating to floating rate obligations denominated in Euros, therefore, as of September 30, 2003, $5.0 million of this debt is hedged by a fixed interest rate swap entered into during fiscal 2001. The interest rate swap is accounted for as a cash flow hedge under the provisions of SFAS 133 as of and for the year ended September 30, 2003. A $0.1 million adjustment was recorded to other comprehensive income during 2003 related to this swap. The Company paid off the interest rate swaps relating to floating lease obligations and incurred a $2.6 million pretax charge during fiscal 2003 related to this extinguishment, included in Other, net.




                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(T) DEFERRED INCOME

Deferred income represents the long-term portion of unearned income related to the fiscal 2003 patent litigation settlement. The amount is being amortized into income on a straight-line basis over the remaining patent life through 2011. The current portion of approximately $0.5 million is classified in accrued expenses on the Consolidated Balance Sheet.

(U) NEW ACCOUNTING STANDARDS

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an Amendment of SFAS 123," which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for interim periods beginning after December 15, 2002. The Company has adopted the provisions of SFAS 148.

In December 2002, the Emerging Issues Task Force issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. This issue is applicable for revenue arrangements beginning in the fourth quarter of fiscal 2003. The Company has adopted the provisions of EITF 00-21.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This Interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company consolidated the synthetic lease obligation on July 1, 2003, the beginning of the Company's fourth fiscal quarter. See further discussion in note 15 of notes to consolidated financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe the adoption of this statement will have a material impact on the Company's financial statements.

2 (Y) DISCONTINUED OPERATIONS

MICROFILTRATION AND SEPARATIONS BUSINESSES (MICROSEP)--

In July 2003, the Company announced its decision to sell the MicroSep businesses in the Filtration/Fluid Flow segment, and therefore, these businesses are recorded as discontinued operations beginning in the fourth quarter of fiscal 2003. Management changed its strategic direction related to its MicroSep businesses based on an objective evaluation of the Company's market position and competitive landscape for these businesses. Historically, the Company had continued to make significant investments in the MicroSep businesses that were required to improve its market position. After a



34  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

comprehensive review of the actions required to best position the Company to meet its long-term objectives, Management decided to sell the MicroSep businesses. These actions resulted in a pretax charge of $68.9 million, including $48.8 million related to the write-off of goodwill and other intangible assets. The charge was calculated based on the carrying value of the MicroSep net assets compared to Management's estimate of the net proceeds anticipated upon completion of the transaction. The estimate of net proceeds anticipated was based on a review of similar transactions and discussions with potential acquirers of these businesses. These businesses consist of PTI Advanced Filtration Inc., located in Oxnard, California, PTI Technologies Limited, located in Sheffield, England, and PTI S.p.A., located in Milan, Italy. The MicroSep businesses represent approximately 20% of the Filtration/Fluid Flow segment net sales. The MicroSep businesses are accounted for as a discontinued operation in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The net sales from the MicroSep businesses were $43.8 million, $41.4 million and $34.4 million for the years ended September 30, 2003, 2002, and 2001, respectively. The major classes of discontinued assets and liabilities related to the MicroSep businesses included in the Consolidated Balance Sheet at September 30, 2003 and 2002 are as follows (in thousands):


ASSETS:                                              SEPTEMBER 30, 2003    September 30, 2002
-------                                              ------------------    ------------------
Accounts receivable, net                                     $10,728             10,463
Inventories                                                    8,778              7,550
Current portion of deferred tax assets                         1,379                710
Other current assets                                             755              1,019
                                                             -------            -------

     Current assets                                           21,640             19,742
                                                             -------            -------

Net property, plant and equipment                              9,096             12,350
Goodwill                                                           -             36,634
Deferred tax assets                                            7,493             (1,716)
Other assets                                                     136             13,172
                                                             -------            -------

     Total assets of Discontinued Operations                 $38,365             80,182
                                                             =======            =======
LIABILITIES:
Accounts payable                                             $ 4,522              4,086
Accrued expenses and other current liabilities                 4,875              3,036
                                                             -------            -------


     Current liabilities                                       9,397              7,122
                                                             -------            -------
Other liabilities                                              8,115              7,834
                                                             -------            -------

     Total liabilities of Discontinued Operations            $17,512             14,956
                                                             =======            =======

RANTEC--

In February 2003, the Board of Directors approved the plan to dispose of the Rantec Power Systems Inc. (Rantec). Rantec, a manufacturer of power supplies for commercial and military applications, is located in Los Osos, California. Rantec was previously reported in the "Other" segment. Effective April 11, 2003, the Company completed the sale of Rantec to an entity owned by a group of investors primarily comprised of the subsidiary's management. The Company received $6.0 million from the buyer at closing. A pretax gain of $1.6 million related to the sale is reflected in the Company's fiscal 2003 results in discontinued operations. Rantec is accounted for as a discontinued operation in accordance with SFAS 144 and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The net sales from Rantec were $5.7 million, $11.4 million and $12.2 million for the


                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years ended September 30, 2003, 2002, and 2001, respectively. The major classes of discontinued assets and liabilities included in the Consolidated Balance Sheet at September 30, 2002 are as follows (in thousands):

ASSETS:                                                 September 30, 2002
-------                                                 ------------------
Accounts receivable, net                                     $ 2,149
Inventories                                                    1,588
Current portion of deferred tax assets                         1,471
Other Current Assets                                             150
                                                             -------
     Current assets                                            5,358
                                                             -------
Net property, plant and equipment                              2,268
Deferred tax assets                                              (24)
Other assets                                                     130
                                                             -------
     Total assets of Discontinued Operations                 $ 7,732
                                                             =======
LIABILITIES:
Accounts payable                                             $   864
Accrued expenses and other current liabilities                   637
                                                             -------
Current liabilities                                            1,501
                                                             -------
Other liabilities                                                647
                                                             -------
     Total liabilities of Discontinued Operations            $ 2,148
                                                             =======

3 (Y) ACQUISITIONS

On December 31, 2002, the Company acquired the assets and certain liabilities of Austin Acoustics Systems, Inc. (Austin Acoustics) for $4.0 million in cash. Austin Acoustics is a leading supplier of noise control chambers for the test, medical and broadcast/music industries. Austin Acoustics is headquartered in Austin, TX and has annual sales of approximately $8.0 million. The assets, liabilities and results of operations since the date of acquisition are included within the Company's Test segment.

In March 2002, pursuant to a license agreement, the Company acquired the exclusive rights to the patent portfolio and related intellectual property of North Carolina Separations Research Technology Inc. and its affiliate (SRT), a manufacturer of cross-flow filtration and separation modules and equipment. The Company also acquired certain production assets and inventory of SRT. The purchase price was $11.5 million of which the Company paid $9.5 million at closing and additional consideration of $1.0 million was paid in March 2003 and $0.9 million will be paid throughout fiscal year 2004. In October 2003, the Company terminated its existing license with SRT. SRT is included in the discontinued operations of the MicroSep businesses as a part of PTI Advanced Filtration Inc. as discussed in note 2, above.

On June 8, 2001, the Company acquired all of the outstanding common stock of Bea Filtri S.p.A. (Bea) for approximately $13.5 million in cash and debt. Bea, headquartered in Milan, Italy, is a supplier of filtration products to the pharmaceutical, food and beverage, healthcare, and petrochemical markets. Bea is included in the discontinued operations of the MicroSep businesses as a part of PTI S.p.A. as discussed in note 2, above.

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



36  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4 (Y) ASSET IMPAIRMENTS

In May 2003, the Company committed to plans to close the Filtertek manufacturing operation in Puerto Rico (Filtration/Fluid Flow segment). The manufacturing will be moved to existing facilities in Hebron, Illinois and Juarez, Mexico. This action resulted in a fiscal 2003 asset impairment charge of $4.3 million consisting of a $3.5 million write down of the Puerto Rico facility to its appraised value and a $0.8 million write down of machinery and equipment to their estimated salvage value. Severance charges of $0.5 million are included within SG&A expense and move costs of $0.4 million are included within Other, net, in the fiscal 2003 results of operations related to the closure. The closure of the Filtertek manufacturing operation in Puerto Rico will be completed in fiscal 2004.

In May 2003, the Company committed to plans to restructure its Test operations in the U.K. and centralize the management of the European Test operations. The European consolidation resulted in a fiscal 2003 asset impairment charge of $0.2 million related to the write-off of leasehold improvements. The European consolidation will be completed in fiscal 2004.

5 (Y) GOODWILL AND OTHER INTANGIBLE ASSETS

Management adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets" effective October 1, 2001, the beginning of the Company's fiscal year 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142.

Included on the Company's Consolidated Balance Sheet at September 30, 2003 and 2002 are the following intangible assets gross carrying amounts and accumulated amortization:


(Dollars in millions)                            2003            2002
---------------------                            ----            ----
Goodwill:
    Gross carrying amount                      $  77.6            75.5
    Less: accumulated amortization                 8.9             8.9
                                               -------          ------
        Net                                    $  68.7            66.6
                                               =======          ======

Intangible assets with determinable
  lives: (included in Other
  Assets)
  Patents
    Gross carrying amount                      $  16.7            16.1
    Less: accumulated amortization                11.2            10.1
                                               -------          ------
             Net                               $   5.5             6.0
                                               =======          ======
Other
    Gross carrying amount                      $   1.1             1.0
    Less: accumulated amortization                 0.6             0.5
                                               -------          ------
          Net                                  $   0.5             0.5
                                               =======          ======


At September 30, 2003, the net goodwill balance of $68.7 million is comprised of $39.6 million and $29.1 million related to the Filtration and Test segments, respectively.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense related to intangible assets with determinable lives was $2.4 million and $1.6 million in 2003 and 2002, respectively. These assets, primarily patents, are amortized over the life of the patents, generally 17 years. Estimated intangible assets amortization for each of the subsequent five fiscal years is estimated at $2.4 million per year.

The following table presents a reconciliation of net earnings (loss) for the fiscal year ended September 30, 2001, to reflect the removal of goodwill amortization in accordance with SFAS 142, to be used for comparison purposes with the fiscal year ended September 30, 2003:


(Dollars in thousands, except per share amounts)          2003                  2002                 2001
------------------------------------------------          ----                  ----                 ----
Reported net earnings                                  $  (41,138)               21,781               30,107
Add back: Goodwill amortization, net of tax                     -                     -                1,872
                                                       ----------             ---------            ---------
Adjusted net earnings                                  $  (41,138)               21,781               31,979
                                                       ==========             =========            =========

Earnings per share - Basic:
      As Reported                                      $    (3.25)                 1.74                 2.43
      Goodwill amortization                                     -                     -                 0.15
                                                       ----------             ---------            ---------
      Adjusted                                         $    (3.25)                 1.74                 2.58
                                                       ==========             =========            =========

Earnings per share - Diluted:
      As Reported                                      $    (3.13)                 1.67                 2.35
      Goodwill amortization                                     -                     -                 0.14
                                                       ----------             ---------            ---------
     Adjusted                                          $    (3.13)                 1.67                 2.49
                                                       ==========             =========            =========



Note: 2001 includes the tax gain related to the elimination of the valuation allowance of $12.7 million, or $0.99 per share.


6 (Y) ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at September 30, 2003 and 2002:


(Dollars in thousands)                             2003               2002
----------------------                             ----               ----
Commercial                                        $65,247             54,341
U. S. Government and prime contractors              4,132              2,543
                                                  -------            -------
      Total                                       $69,379             56,884
                                                  =======            =======

7 (Y) INVENTORIES

Inventories consist of the following at September 30, 2003 and 2002:

(Dollars in thousands)                                       2003               2002
----------------------                                       ----               ----
Finished goods                                             $12,449             10,417
Work in process - including long-term contracts             14,611             12,393
Raw materials                                               21,372             20,631
                                                           -------            -------
     Total                                                 $48,432             43,441
                                                           =======            =======

ESCO TECHNOLOGIES 2003 ANNUAL REPORT  38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 (Y) PROPERTY, PLANT AND EQUIPMENT

Depreciation expense from continuing operations of property, plant and equipment for the years ended September 30, 2003, 2002 and 2001 was $11.1 million, $9.3 million and $8.9 million, respectively.

During fiscal 2003, the Company repaid a $31.5 million obligation under a synthetic lease facility, which had been accounted for as an operating lease for GAAP purposes. This obligation was secured by three manufacturing locations, two of which are located in Oxnard, CA, and the other in Cedar Park, TX, as well as a $10.6 million letter of credit issued under the Company's $65 million credit facility. The net book value of the property, plant and equipment consolidated under the synthetic lease obligation was approximately $29.3 million. Approximately $11.5 million of the $29.3 million was related to the MicroSep businesses. As part of the divestiture described in note 2, the MicroSep assets were written down to estimated net realizable value and are included in the asset amounts in note 2.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2003, 2002 and 2001 was $6.1 million, $5.3 million and $5.4 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2003 are:


 (Dollars in thousands)     Years ending September 30:
 ----------------------     --------------------------

                            2004                              $ 4,693
                            2005                                3,888
                            2006                                2,930
                            2007                                2,376
                            2008 and thereafter                 3,332
                                                              -------
     Total                                                    $17,219
                                                              =======

9 (Y) INCOME TAX EXPENSE (BENEFIT)

Total income tax expense (benefit) for the years ended September 30, 2003, 2002 and 2001 was allocated as follows:

(Dollars in thousands)                                       2003       2002       2001
                                                          --------    --------    --------
Income tax expense (benefit) from continuing operations   $ 16,625      13,400      (3,375)
Discontinued operations (including establishment
  of valuation allowance in 2003)                           (9,576)       (552)        541
Tax impact of cumulative effect of accounting change          (842)          -           -
                                                          --------    --------    --------
     Total income tax expense (benefit)                   $  6,207      12,848      (2,834)
                                                          ========    ========    ========


For the year ended September 30, 2003, pretax earnings (loss) related to United States (U.S.) and foreign tax jurisdictions were $(22.2) million and $(12.7) million, respectively. For the year ended September 30, 2002, pretax earnings related to U.S. and foreign tax jurisdictions were $27.2 million and $7.4 million, respectively. For the year ended September 30, 2001, pretax earnings related to U.S. and foreign tax jurisdictions were $21.7 million and $5.6 million, respectively.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The principal components of income tax expense (benefit) from continuing operations for the years ended September 30, 2003, 2002 and 2001 consist of:





(Dollars in thousands)                                              2003       2002       2001
                                                                   -------   -------    -------
Federal:
  Current (including Alternative Minimum Tax)                      $ 3,407     1,366        451
  Deferred (including elimination of valuation allowance in 2001)    9,869     7,880     (5,880)

State and local:
  Current                                                            1,982     2,433        861
  Deferred                                                             162      (150)         -
Foreign:
  Current                                                            1,099     1,375      1,298
  Deferred                                                             106       496       (105)
                                                                   -------   -------    -------
  Total                                                            $16,625    13,400     (3,375)
                                                                   =======   =======    =======


The actual income tax expense (benefit) from continuing operations for the years ended September 30, 2003, 2002 and 2001 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:


                                           2003     2002     2001
                                           ----     ----     ----
Federal corporate statutory rate           35.0%    35.0%    35.0%
Change in tax valuation allowance:
  Utilization of capital loss carryforward    -        -     (2.5)
  Elimination of valuation allowance          -        -    (45.8)
State and local, net of Federal benefits    3.1      3.1      3.2
Foreign                                    (0.8)    (3.6)    (3.6)
Other, net                                  1.1      2.0      1.6
                                           ----     ----     ----
Effective income tax rate                  38.4%    36.5%    (12.1)%
                                           ====     ====     ====





40  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2003 and 2002 are presented below. Net deferred tax assets of $8.9 million and $0.4 million are applicable to discontinued operations for September 20, 2003 and 2002, respectively. A valuation allowance in 2003 of $3.5 million has been established against certain deferred tax assets applicable to discontinued operations.



(Dollars in thousands)                                          2003        2002
                                                              --------    --------
Deferred tax assets:
  Inventories, long-term contract accounting,
       contract cost reserves and others                      $  4,841       7,163
  Pension and other postretirement benefits                      5,569       5,031
  Net operating loss carryforward                               29,293      36,813
  Other compensation-related costs and other cost accruals      15,083       7,992
                                                              --------    --------
       Total deferred tax assets                                54,786      56,999
Deferred tax liabilities:
  Plant and equipment, depreciation methods,
    acquisition asset allocations, and other                    (1,647)     (7,267)
                                                              --------    --------
  Net deferred tax asset before valuation allowance             53,139      49,732
Less valuation allowance                                        (3,462)          -
                                                              --------    --------
  Net deferred tax assets                                       49,677      49,732
Less deferred tax asset--discontinued operations                (8,872)       (441)
                                                              --------    --------
  Net deferred tax assets excluding discontinued operations   $ 40,805      49,291
                                                              ========    ========

Net deferred tax assets are classified in the Consolidated Balance Sheets as set forth below. The current portion of the net deferred tax assets associated with discontinued operations was $1.4 million and $2.2 million in 2003 and 2002, respectively. The noncurrent portion of the net deferred tax assets (liabilities) associated with discontinued operations was $7.5 million and $(1.7) million for 2003 and 2002, respectively.


(Dollars in thousands)                                                       2003      2002
                                                                            -------   -------
Current portion of deferred tax assets                                      $25,566    22,782
Deferred tax assets (non-current)                                            24,111    26,950
                                                                            -------   -------
    Net deferred tax assets                                                  49,677    49,732
Less current deferred tax assets--discontinued operations                     1,379     2,181
Less deferred tax assets (liabilities)--discontinued operations noncurrent    7,493    (1,740)
                                                                            -------   -------
    Net deferred tax assets excluding discontinued operations               $40,805    49,291
                                                                            =======   =======

Management believes that, based on the Company's historical pretax income together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at September 30, 2003. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $117 million, of which $84 million is required to be realized prior to the expiration of the NOL carryforward, of which $29 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The NOL carryforward may be used to reduce future Federal income tax cash payments.






                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



During the year ended September 30, 2003 the Company established a valuation allowance against certain deferred tax assets associated with its discontinued operations. A valuation allowance of $3.5 million was established against certain deferred tax assets associated with the Company's stock holdings in PTL and PTB, as the disposition of such assets in 2004 is expected to generate a loss which may not be realized in future periods.

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

Also during 2001, the Company eliminated its remaining net deferred tax valuation allowance of $12.7 million, which was the valuation allowance representing the amount of the deferred tax asset associated with temporary differences and NOLs which, prior to September 30, 2001, Management believed would likely not be realized due to limitations on future use. Management concluded in years prior to 2001, that the valuation allowance set forth in prior period financial statements was appropriate based on the following factors:

(1) The Company had a lengthy history of cumulative tax losses (NOL carryforwards of $138 million at September 30, 2002), including the addition of $11.6 million and $39.6 million of NOLs in the then recent fiscal years ended September 30, 1998 and 1999, respectively;

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




42  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Based on these factors, Management eliminated the $12.7 million deferred tax asset valuation allowance at September 30, 2001 as a credit to its 2001 income tax expense.

No deferred taxes have been provided on the accumulated unremitted earnings of the Company's foreign subsidiaries as of September 30, 2003. The Company's intention is to reinvest these earnings indefinitely. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $7.1 million would be due, which would correspondingly reduce the Company's net earnings and net operating loss carryforward.


10 (Y) Debt

Long-term debt consists of the following at September 30, 2003 and 2002:


(Dollars in thousands)                                                        2003       2002
                                                                             -------    -------
Long-term borrowings under the revolving credit facility                     $     -          -
Other debt                                                                       633        659
Less current maturities of long--term debt                                      (143)      (121)
                                                                             -------    -------
     Long-term debt-continuing operations                                    $   490        538
                                                                             -------    -------
Long-term debt under the revolving credit facility-discontinued operations   $ 8,018      7,739
                                                                             =======    =======

Effective September 5, 2003, the Company amended its existing revolving credit facility to allow for the announced divestiture of its Microfiltration and Separations businesses as well as the repayment of the Company's $31.5 million synthetic lease facility. The credit facility continues to have $5 million annual reductions, a $25 million increase option through April 11, 2004 and a final maturity and expiration of April 11, 2005. As of September 30, 2003, the Company had not exercised the $25 million increase option and the revolving line of credit was $65 million. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of five banks, led by Bank of America as agent.

At September 30, 2003, the Company had approximately $43.7 million available to borrow under the credit facility in addition to its $31.3 million cash on hand. Against the $65 million available under the revolving credit facility at September 30, 2003, the Company had $10 million of short-term borrowings, $8.0 million of outstanding long-term borrowings related to PTB and included in other liabilities from discontinued operations, and outstanding letters of credit of $3.3 million.

The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 20-30 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. Substantially all of the assets of the Company are pledged under the credit facility. The financial covenants of the credit facility include limitations on leverage and minimum consolidated EBITDA. As of September 30, 2003, the Company was in compliance with all bank covenants.

Long-term borrowings under the revolving credit facility were $8.0 million and $7.7 million at September 30, 2003 and 2002, respectively, and relate to discontinued operations. The $8.0 million of long-term borrowings are due on April 11, 2005. Short-term borrowings under the credit facility were $10.0 million and $0 as of September 30, 2003 and 2002, respectively. During 2003 and 2002, the maximum aggregate short-term borrowings at any month-end were $10.0 million and $0.6 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $0.8 million and $0.1 million, respectively; and the weighted average interest rates were 1.78% in 2003, 4.8% in 2002 and 6.4% in 2001. The letters of credit issued and outstanding under the credit facility totaled $3.3 million and $12.5 million at September 30, 2003 and 2002, respectively.


                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 (Y) CAPITAL STOCK

The 13,933,193 and 13,601,095 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2003 and 2002 represent the actual number of shares issued at the respective dates. The Company held 1,105,052 and 1,067,046 common shares in treasury at September 30, 2003 and 2002, respectively.

The Company has various stock option plans which permit the Company to grant key Management employees (1) options to purchase shares of the Company's common stock or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. All outstanding options were granted at prices equal to fair market value at the date of grant.

Information regarding stock options awarded under the option plans is as follows:

                                        FY2003                      FY2002                       FY2001
                               -------------------------   -------------------------   -------------------------
                                               ESTIMATED                   Estimated                   Estimated
                                 SHARES       AVG. PRICE     Shares       Avg. Price     Shares       Avg. Price
                               ----------    -----------   ----------    -----------   ----------    -----------
October 1,                      1,039,538    $     19.58      796,648    $     12.60      792,699    $     10.62
   Granted                         44,500    $     34.76      437,500    $     28.64      175,250    $     18.65
   Exercised                     (300,937)   $     15.93     (191,608)   $     11.20     (151,298)   $      9.18
   Cancelled                      (18,505)   $     26.31       (3,002)   $     22.89      (20,003)   $     12.91
                               ----------    -----------   ----------    -----------   ----------    -----------
September 30,                     764,596    $     21.77    1,039,538    $     19.58      796,648    $     12.60

At September 30,
   Reserved for future grant      231,198                     111,014                     342,063
   Exercisable                    431,225    $     17.19      366,406    $     11.89      370,854    $     10.72
                               ==========    ===========   ==========    ===========   ==========    ===========


The weighted-average fair value of stock options granted in 2003, 2002, and 2001 was $14.01, $14.02, and $8.37, respectively.

Summary information regarding stock options outstanding at September 30, 2003 is presented below:



                                        Options Outstanding
                   ----------------------------------------------------------
                               Number    Weighted-Average            Weighted
Range of               Outstanding at           Remaining             Average
Exercise Prices    September 30, 2003    Contractual Life      Exercise Price
                   ------------------    ----------------      --------------
$6.17 - $7.37                  20,640           3.0 years           $    6.33
$9.14 - $12.91                183,586           5.4 years           $   11.04
$14.19 - $19.22               132,260           6.4 years           $   17.22
$21.44 - $27.28               169,281           7.9 years           $   24.94
$29.04 - $36.33               258,829           9.0 years           $   30.87
                              -------           ---------           ---------
                              764,596           7.3 years           $   21.77
                              =======           =========           =========




44  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




                              Exercisable Options Outstanding
                         -----------------------------------------
Range of                 Number Exercisable at    Weighted Average
Exercise Prices             September 30, 2003      Exercise Price
                         ---------------------    ----------------
$6.17 - $7.37                           20,640               $6.33
$9.14 - $12.91                         183,586              $11.04
$14.19 - $19.22                         97,829              $17.22
$21.44 - $35.93                        129,170              $27.64
                                       -------             -------
                                       431,225              $17.19
                                       =======             =======


The options have a ten-year contractual life from date of issuance, expiring in various periods through 2013.

In August 2003, the Company extended its previously authorized (February 2001) repurchase program to purchase up to 1.3 million shares of its common stock in the open market, subject to market conditions and other factors, through September 30, 2004. The Company repurchased 42,881, 127,100 and 76,700 shares in 2003, 2002 and 2001, respectively.

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

At September 30, 2003, the maximum number of performance shares available for issue under the 2001 Stock Incentive Plan was 532,814 shares. As of September 30, 2003, 413,867 have been awarded and 278,733 shares have been earned. Compensation expense related to these awards was $1.8 million and $2.4 million in 2003 and 2002, respectively. These shares vest over five years with accelerated vesting over three years if certain performance targets are achieved.

See note 1(q) of notes to consolidated financial statements for a discussion of SFAS 148 and related disclosures.

12 (Y) RETIREMENT AND OTHER BENEFIT PLANS

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

Subsequent to September 30, 2003, the Company announced several changes to certain of its employee benefit plans. Previously, the Company's employees were covered by a variety of plans and the purpose of these changes is to harmonize benefit programs throughout the Company's domestic operations. These changes are not expected to have a material adverse effect on the results of operations in 2004 or in future periods.




                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Net periodic benefit cost for the years ended September 30, 2003, 2002 and 2001 is comprised of the following:


(Dollars in millions)                 2003    2002   2001
                                      ----    ----   ----
Defined benefit plans:
     Service cost                     $1.9     1.7    1.4
     Interest cost                     2.9     2.7    2.5
     Expected return on plan assets   (3.0)   (3.0)  (3.0)
     Amortization of service costs     0.1     0.1    0.1
     Net actuarial gain                0.2    (0.1)  (0.5)
     Curtailment charge                0.4       -      -
                                      ----    ----   ----
        Net periodic benefit cost      2.5     1.4    0.5
Defined contribution plans             0.4     0.6    0.7
                                      ----    ----   ----
     Total                            $2.9     2.0    1.2
                                      ====    ====   ====

The Company recognized a curtailment charge in 2003 as a result of a change in plan benefits and the sale of Rantec in April 2003.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $41.0 million, $41.0 million and $28.7 million, respectively, as of September 30, 2003. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $42.9 million, $35.3 million and $26.9 million, respectively, as of September 30, 2002.

The net benefit obligation of the Company's defined benefit pension plans as of September 30, 2003 and 2002 is shown below:


(Dollars in millions)                            2003     2002
                                                -----    -----
Change in benefit obligation --
  Net benefit obligation at beginning of year   $42.9     36.5
  Service cost                                    1.9      1.7
  Interest cost                                   2.9      2.7
  Plan amendments                                   -        -
  Actuarial loss                                  3.2      3.0
  Curtailment                                    (8.6)       -
  Gross benefits paid                            (1.3)    (1.0)
                                                -----    -----
    Net benefit obligation at end of year       $41.0     42.9
                                                =====    =====

The plan assets of the Company's defined benefit pension plans at September 30, 2003 and 2002 are shown below:




(Dollars in millions)                                2003     2002
                                                    -----    -----
Change in plan assets:
   Fair value of plan assets at beginning of year   $26.9     28.1
   Actual return on plan assets                       3.0     (2.6)
   Employer contributions                             0.1      2.4
   Gross benefits paid                               (1.3)    (1.0)
                                                    -----    -----
     Fair value of plan assets at end of year       $28.7     26.9
                                                    =====    =====


Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits.


46  ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company's defined benefit pension plans recognized the following net amounts at September 30, 2003 and 2002:


(Dollars in millions)                                           2003     2002
                                                               -----    -----
Funded status at end of year                                   $(12.3)  (16.0)
Unrecognized prior service cost                                    -      0.4
Unrecognized net actuarial loss                                  7.0     12.7
                                                               -----    -----
  Accrued benefit cost                                         $(5.3)    (2.9)
                                                               -----    -----

Amounts recognized in the Balance Sheet consist of:
Prepaid benefit cost                                           $   -      0.1
Accrued benefit cost                                            (5.3)    (3.0)
Additional minimum liability                                    (7.0)    (5.6)
Intangible asset                                                   -      0.4
Accumulated other comprehensive income (before tax effect)       7.0      5.2
                                                               -----    -----
   Accrued benefit liability (Included in Other liabilities)   $(5.3)    (2.9)
                                                               =====    =====


The benefit obligations of the defined benefit plans as of September 30, 2003 and 2002 were based on discount rates of 6% and 6.75%, respectively, and an assumed rate of increase in compensation levels of 4% and 4.5% in 2003 and 2002.

The 2003, 2002 and 2001 pension expense for the defined benefit plans was based on a 6.75%, 7.25% and 7.75% discount rate, respectively, a 4.5% increase in compensation levels in all three years, and a 8.5%, 9% and 9.5% expected long-term rate of return on plan assets, respectively.

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


Net periodic postretirement benefit cost is comprised of the following:


(Dollars in millions)                         2003    2002   2001
                                             -----    ----   ----
Service cost                                 $   -       -      -
Interest cost                                  0.1     0.1    0.1
Net amortization and deferral                 (0.2)   (0.2)  (0.2)
Settlement charge                             (2.2)      -      -
                                             -----    ----   ----
  Net periodic postretirement benefit cost   $(2.3)   (0.1)  (0.1)
                                             =====    ====   ====


The Company recognized a settlement charge in 2003 as a result of a change in plan benefits and the sale of Rantec in April 2003.




                                        ESCO TECHNOLOGIES 2003 ANNUAL REPORT  47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net benefit obligation for postretirement benefits at September 30, 2003 and 2002 is shown below:

(Dollars in millions)                                                                        2003             2002
                                                                                           ---------        ---------
Net benefit obligation at beginning of year                                                $     1.3              1.7
Service cost                                                                                      --               --
Interest cost                                                                                    0.1              0.1
Plan participant contributions                                                                   0.1               --
Actuarial (gain) loss                                                                           (0.1)            (0.4)
Settlements                                                                                     (0.7)              --
Gross benefits paid                                                                             (0.2)            (0.1)
                                                                                           ---------        ---------
         Net benefit obligation at end of year                                             $     0.5              1.3
                                                                                           =========        =========

The plan assets for postretirement benefits at September 30, 2003 and 2002 are shown below:

(Dollars in millions)                                                                         2003             2002
                                                                                           ---------        ---------
Fair value of plan assets at beginning of year                                             $      --               --
Employer contributions                                                                           0.1              0.1
Plan participant contributions                                                                   0.1               --
Gross benefits paid                                                                             (0.2)            (0.1)
                                                                                           ---------        ---------
         Fair value of plan assets at end of year                                          $      --               --
                                                                                           =========        =========

The Company recognized the following accrued benefit liabilities for postretirement benefits at September 30, 2003 and 2002:

(Dollars in millions)                                                                         2003             2002
                                                                                           ---------        ---------
Funded status at end of year                                                               $    (0.5)            (1.3)
Unrecognized prior service cost                                                                   --               --
Unrecognized net actuarial (gain) loss                                                          (1.5)            (3.2)
                                                                                           ---------        ---------
         Accrued benefit costs                                                             $    (2.0)            (4.5)
                                                                                           ---------        ---------
Amounts recognized in the Balance Sheet consist of --
         Accrued benefit liability (Included in Other liabilities)                         $    (2.0)           (4.5)
                                                                                           =========        =========

The net benefit obligations of the postretirement benefit plans as of September 30, 2003 and 2002 were based on discount rates of 6% and 6.75%, respectively. The September 30, 2003 net benefit obligation was based on a health care cost trend of 10% for fiscal 2003, decreasing 1% per year to 5% in fiscal 2008. The September 30, 2002 net benefit obligation was based on a health care cost trend of 11% for fiscal 2002, decreasing 1% per year to 5% in fiscal 2008. A 1% increase in the health care cost trend rate for each year would increase the September 30, 2003 net benefit obligation by approximately $6,000, while a 1% decrease in the health care cost trend rate for each year would decrease the September 30, 2003 net benefit obligation by approximately $7,500.

The fiscal 2003, 2002 and 2001 net periodic benefit costs were based on discount rates of 6.75%, 7.25% and 7.75%, respectively. The net periodic benefit cost was based on an assumed health care cost trend of 10% for 2003 decreasing 1% per year to 5% in fiscal 2008, 11% for 2002 decreasing 1% per year to 5% in fiscal 2008 and 5.5% for 2001. A 1% increase in the health care cost trend rate for each year would increase the aggregate of the service cost and interest cost components of the fiscal 2003 net periodic benefit cost by approximately $200, while a 1% decrease in the health care cost trend rate for each year would decrease the aggregate of the service cost and interest cost components of the fiscal 2003 net periodic benefit cost by approximately $500.


48 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 (Y) OTHER FINANCIAL DATA

Items charged to operations during the years ended September 30, 2003, 2002 and 2001 included the following:

(Dollars in thousands)                                          2003                2002               2001
                                                              -------             -------            -------
Maintenance and repairs                                       $ 3,895               3,703              3,988
Salaries and wages (including fringes)                         88,968              79,764             77,431
                                                              =======             =======            =======
Research and development (R&D) costs:
  Company-sponsored                                           $10,978              11,876              8,416
  Customer-sponsored                                            7,067               6,017              4,774
                                                              -------             -------            -------
  Total R&D                                                   $18,045              17,893             13,190
  Other engineering costs                                       6,694               5,927              8,478
                                                              -------             -------            -------
  Total R&D and other engineering costs                       $24,739              23,820             21,668
     As a % of net sales                                          6.2%                7.5%               7.3%
                                                              =======             =======            =======

The increase in salaries and wages in 2003 compared to 2002 and 2001 is mainly due to the Company's acquisition activities and the addition of personnel within the Communications segment.

Customer-sponsored R&D is defined in note 1(n) of notes to consolidated financial statements.

Accrued expenses included accrued employee compensation of $9.7 million and $8.6 million at September 30, 2003 and 2002, respectively. Other liabilities include accrued benefit liabilities related to the Company's defined benefit pension plans, accrued benefit liabilities related to the Company's postretirement benefits, miscellaneous tax liabilities, and liabilities related to the Company's cash flow hedges, discussed earlier.

14 (Y) BUSINESS SEGMENT INFORMATION

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in three segments:
Filtration/Fluid Flow, Communications and Test. Filtration/Fluid Flow continuing operations consist of: Filtertek Inc. (Filtertek), PTI Technologies Inc. (PTI) and VACCO Industries. The Microfiltration and Separations businesses consisting of PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited (PTL) and PTI S.p.A. (PTB) are accounted for as discontinued operations, therefore, the operating results of these entities are not included in the tables below. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. PTI and VACCO develop and manufacture a wide range of filtration products and are leading suppliers of filters to the commercial and defense aerospace, satellite and industrial markets. Communications operations consist of Distribution Control Systems, Inc. (DCSI) which is principally involved in providing two-way power line communication systems for the utility industry. These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. Communications also includes the operations of Comtrak Technologies, L.L.C., a provider of digital video security systems. Test segment operations represent the EMC Group, consisting of EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren). The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NET SALES
Year ended September 30,
(Dollars in millions)                                                                       2003         2002           2001
                                                                                         ---------     ---------     ---------
Filtration/Fluid Flow                                                                    $   164.1         151.5         153.7
Communications                                                                               142.3          94.6          59.1
Test                                                                                          90.3          70.5          85.5
                                                                                         ---------     ---------     ---------
Consolidated totals                                                                      $   396.7         316.6         298.3
                                                                                         =========     =========     =========


Sales to PPL represented $63.9 million, or 16% of the total net sales in 2003. No other customers exceeded 10% of net sales in the periods presented.

EBIT
Year ended September 30,
(Dollars in millions)                                                                       2003          2002          2001
                                                                                         ---------     ---------     ---------
Filtration/Fluid Flow                                                                    $    14.7          16.6          14.0
Communications                                                                                30.0          21.0          11.9
Test                                                                                           5.3           3.6           7.5
Reconciliation to consolidated totals (Corporate)                                             (6.9)         (4.8)         (5.9)
                                                                                         ---------     ---------     ---------
Consolidated EBIT                                                                             43.1          36.4          27.5
         Plus: interest income                                                                 0.2           0.3           0.2
                                                                                         ---------     ---------     ---------
         Earnings before income tax                                                      $    43.4          36.7          27.7
                                                                                         =========     =========     =========
IDENTIFIABLE ASSETS
As of September 30,
(Dollars in millions)                                                                       2003          2002          2001
                                                                                         ---------     ---------     ---------
Filtration/Fluid Flow                                                                    $   155.5         141.8         144.8
Communications                                                                                42.4          31.2          22.4
Test                                                                                          76.0          59.6          62.3
Reconciliation to consolidated totals (Corporate assets)                                      81.1          87.2          70.3
Reconciliation to consolidated totals (Discontinued operations)                               38.4          87.9          75.8
                                                                                         ---------     ---------     ---------
Consolidated totals                                                                      $   393.4         407.7         375.6
                                                                                         =========     =========     =========

Corporate assets consist primarily of deferred taxes and cash balances.

CAPITAL EXPENDITURES
Year ended September 30,
(Dollars in millions)                                                                       2003          2002          2001
                                                                                         ---------     ---------     ---------
Filtration/Fluid Flow                                                                    $     6.8           7.9           7.5
Communications                                                                                 3.0           0.8           0.8
Test                                                                                           0.7           0.7           1.1
Other                                                                                          0.1           0.2           0.1
                                                                                         ---------     ---------     ---------
Consolidated totals                                                                      $    10.6           9.6           9.5
                                                                                         =========     =========     =========


50 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC INFORMATION
Net sales to customers
(Dollars in millions)                                  2003                  2002                2001
                                                    ----------           ----------           ----------
North America                                       $    322.0                252.9                248.6
Europe                                                    42.4                 38.7                 29.5
Far East                                                  16.6                 11.9                 11.8
Other                                                     15.7                 13.1                  8.4
                                                    ----------           ----------           ----------
Consolidated totals                                 $    396.7                316.6                298.3
                                                    ==========           ==========           ==========
Long-lived Assets
(Dollars in millions)                                   2003                 2002                 2001
                                                    ----------           ----------           ----------
North America                                       $     60.7                 44.6                 45.4
Europe                                                    10.4                  9.3                  7.6
Far East                                                   0.1                   --                   --
                                                    ----------           ----------           ----------
Consolidated totals                                 $     71.2                 53.9                 53.0
                                                    ==========           ==========           ==========

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

15 (Y) Accounting Change

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities. The Company adopted this Interpretation during the fiscal 2003 fourth quarter and consolidated the synthetic lease obligation, resulting in a $1.4 million after-tax charge recorded as a cumulative effect of accounting change. Also, during the fiscal 2003 fourth quarter, the Company fully repaid the $31.5 million synthetic lease obligation.

16 (Y) Commitments and Contingencies

At September 30, 2003, the Company had $3.3 million in letters of credit outstanding as guarantees of contract performance.

As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management, that final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial statements.



                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17(Y)QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(Dollars in thousands,                                               First        Second        Third        Fourth         Fiscal
except per share amounts)                                           Quarter       Quarter      Quarter       Quarter         Year
                                                                  ----------    ----------    ----------   ----------    ----------
2003

Net sales                                                         $   98,289       101,996        90,794      105,608       396,687
Net earnings from continuing operations                                8,474         7,338         4,451        6,475        26,738
Net loss from discontinued operations                                 (1,922)       (1,707)         (296)     (62,532)      (66,457)
Cumulative effect of accounting change, net of tax                        --            --            --       (1,419)       (1,419)
                                                                  ----------    ----------    ----------   ----------    ----------
Net earnings (loss)                                                    6,552         5,631        4,155      (57,476)      (41,138)
Basic earnings (loss) per share:
         Net earnings from continuing operations                         .68           .58           .35          .50          2.10
         Net loss from discontinued operations                          (.15)         (.13)         (.02)       (4.88)        (5.24)
         Cumulative effect of accounting change, net of tax               --            --            --         (.11)         (.11)
                                                                  ----------    ----------    ----------   ----------    ----------
         Net earnings (loss)                                             .53           .45           .33        (4.49)        (3.25)
Diluted earnings (loss) per share:
         Net earnings from continuing operations                         .65           .56           .34          .49          2.04
         Net loss from discontinued operations                          (.15)         (.13)         (.02)       (4.71)        (5.06)
         Cumulative effect of accounting change, net of tax               --            --            --         (.11)         (.11)
                                                                  ----------    ----------    ----------   ----------    ----------
         Net earnings (loss)                                      $      .50           .43           .32        (4.33)        (3.13)
                                                                  ==========    ==========    ==========   ==========    ==========
2002

Net sales                                                         $   71,586        75,194        81,622       88,209       316,611
Net earnings from continuing operations                                4,905         5,274         6,066        7,092        23,335
Net loss from discontinued operations                                   (132)          (81)         (329)      (1,014)       (1,554)
                                                                  ----------    ----------    ----------   ----------    ----------
Net earnings                                                           4,773         5,193         5,737        6,078        21,781
Basic earnings per share:
         Net earnings (loss) from continuing operations                  .40           .42           .48          .56          1.86
         Net loss from discontinued operations                          (.01)         (.01)         (.03)        (.08)         (.12)
                                                                  ----------    ----------    ----------   ----------    ----------
         Net earnings                                                    .39           .41           .45          .48          1.74
Diluted earnings (loss) per share:
         Net earnings from continuing operations                         .38           .40           .46          .54          1.79
         Net loss from discontinued operations                          (.01)         (.01)         (.03)        (.08)         (.12)
                                                                  ----------    ----------    ----------   ----------    ----------
         Net earnings                                             $      .37           .39           .43          .46          1.67
                                                                  ==========    ==========    ==========   ==========    ==========

The 2003 and 2002 financial information presented above include the results of the MicroSep businesses and Rantec as discontinued operations. The 2003 fourth quarter results reflect the pretax impact of the interest rate swap charge of $2.6 million, the $1.3 million pretax gain related to the MSA settlement, and the $1.4 million after-tax cumulative effect of the accounting change related to the adoption of FASB Interpretation No 46.


52 ESCO TECHNOLOGIES 2003 annual report

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

The Company's Management is responsible for the fair presentation of ESCO's financial statements in accordance with accounting principles generally accepted in the United States of America, and for their integrity and accuracy. Management is confident that its financial and business processes provide accurate information on a timely basis.

Management, with the oversight of ESCO's Board of Directors, has established and maintains a strong ethical climate in which the Company's affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company's assets. KPMG LLP, the Company's independent accountants, reports directly to the Audit Committee of the Board of Directors. The Audit Committee has established policies consistent with newly enacted corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:

- A majority of Board members are independent of the Company and its Management

- All members of the key Board committees-the Audit and Finance, and the Human Resources, Ethics and Compensation Committees-are independent

- The independent members of the Board have begun to meet regularly without the presence of Management

- The Company has a clear code of ethics and conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome separate from their interest as company officials

- The charters of the Board committees clearly establish their respective roles and responsibilities

- The Company has an ethics officer and an ombudsman hot line available to all domestic employees

ESCO has a strong financial team, from its executive leadership to each of its individual contributors. Management monitors compliance with its financial policies and practices over critical areas including internal controls, financial accounting and reporting, accountability, and safeguarding of its corporate assets. The internal audit control function maintains oversight over the key areas of the business and financial processes and controls, and reports directly to the Audit Committee. Additionally, all employees are required to adhere to the ESCO Code of Business Conduct that is monitored by the ethics officer.

Management is dedicated to ensuring that the standards of financial accounting and reporting that are established are maintained. ESCO's culture demands integrity and a commitment to strong internal practices and policies.

The consolidated financial statements have been audited by KPMG LLP, whose report appears on the following page.


                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 53

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ESCO TECHNOLOGIES INC.:

We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 5 of the notes to consolidated financial statements, in fiscal year 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed in note 15 of the notes to consolidated financial statements, on July 1, 2003, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities."

/s/ KMPG LLP

St. Louis, Missouri
November 17, 2003


54 ESCO TECHNOLOGIES 2003 ANNUAL REPORT

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)                             2003(1)     2002(2)     2001(3)     2000(4)    1999(5)
                                                                         ----------   ----------  ----------  ---------- ----------
For years ended September 30:
         Net sales                                                       $    396.7        316.6       298.3       253.9      345.8
         Net earnings from continuing operations                               26.7         23.3        31.1        16.6       53.8
         Net earnings (loss) from discontinued operations                     (66.5)        (1.6)       (1.0)         .2       (3.3)
         Net earnings (loss) before accounting change                         (39.7)        21.8        30.1        16.8       50.5
         Net earnings (loss)                                                  (41.1)        21.8        30.1        16.8       25.4
Earnings (loss) per share:
Basic:
         Continuing operations                                                 2.10         1.86        2.51        1.35       4.36
         Discontinued operations                                              (5.24)       (0.12)      (0.08)       0.02      (0.27)
         Cumulative effect of accounting change, net of tax                   (0.11)          --          --          --      (2.03)
                                                                         ----------   ----------  ----------  ---------- ----------
         Net earnings (loss)                                                  (3.25)        1.74        2.43        1.37       2.06
Diluted:
         Continuing operations                                                 2.04         1.79        2.43        1.31       4.26
         Discontinued operations                                              (5.06)       (0.12)      (0.08)       0.02      (0.26)
         Cumulative effect of accounting change, net of tax                   (0.11)          --          --          --      (1.98)
                                                                         ----------   ----------  ----------  ---------- ----------
         Net earnings (loss)                                                  (3.13)        1.67        2.35        1.33       2.02
As of September 30:
         Working capital                                                      120.5        112.6        87.4        62.8       95.3
         Total assets                                                         393.4        407.7       375.6       331.1      378.4
         Long-term debt                                                         0.5          0.5         0.6         0.6       41.0
         Shareholders' equity                                                 275.4        306.3       287.3       259.4      248.7

(1) Includes the acquisition of Austin Acoustics. (See note 3 of notes to consolidated financial statements).

(2) Includes the acquisition of SRT, which is accounted for as a discontinued operation. (See notes 2 and 3 of notes to consolidated financial statements).

(3) Includes the acquisition of Bea, which is accounted for as a discontinued operation. (See notes 2 and 3 of notes to consolidated financial statements). Also, includes the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.99 per share.

(4) Includes the acquisitions of Lindgren, Holaday, and Eaton Space Products and the sale of the Rantec microwave antenna business. Also, includes the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share and the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

(5) Includes the gain on sale of Systems & Electronics Inc., the accounting change (SOP 98-5) of $25 million, $5.1 million of restructuring charges, and $3.9 million of other charges related to cost of sales.

COMMON STOCK MARKET PRICE

The Company's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the Company's common stock for each quarter of fiscal 2003 and 2002.

                                                 2003                   2002
                                          ------------------------------------------
Quarter                                     High       Low        High        Low
-------                                     ----       ---        ----        ---
First                                      $37.20     $30.06     $34.70     $22.20
Second                                      37.02      30.75      40.00      31.80
Third                                       45.91      32.95      41.15      27.90
Fourth                                      49.10      41.90      36.35      25.80

The Company historically has not paid cash dividends on its common stock. Management continues to evaluate its cash dividend policy.

                                         ESCO TECHNOLOGIES 2003 ANNUAL REPORT 55

SHAREHOLDERS' SUMMARY

SHAREHOLDERS' ANNUAL MEETING
The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 5, 2004, at the Hilton St. Louis Frontenac Hotel, 1335 South Lindbergh Boulevard, St. Louis County, Missouri 63131. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

10-K REPORT
A copy of the Company's 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 8888 Ladue Road, Suite 200, St. Louis, Missouri 63124.

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

TRANSFER AGENT AND REGISTRAR
Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

         Transfer Agent/Registrar
                  Registrar and Transfer Company
                  10 Commerce Drive
                  Cranford, NJ 07016-3572
                  1 (800) 368-5948
                  E-mail: info@rtco.com

CAPITAL STOCK INFORMATION
ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 3,600 holders of record of shares of common stock at September 30, 2003.

INDEPENDENT AUDITORS
         KPMG LLP
         10 South Broadway, Suite 900
         St. Louis, Missouri 63102

56 ESCO TECHNOLOGIES 2003 ANNUAL REPORT