Form 10-K, Exhibit 13
period 2004-09-30
ESCO TECHNOLOGIES INC
filed 2004-12-14
CIK 866706

EXHIBIT 13

Management’s Discussion and Analysis

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. The years 2004, 2003 and 2002 represent the fiscal years ended September 30, 2004, 2003 and 2002, respectively, and are used throughout the document.

INTRODUCTION

     ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) operate in three business segments: Filtration/Fluid Flow (Filtration), Communications, and RF Shielding and Test (Test). The Filtration segment develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. These engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include the removal of contaminants in fuel, lubrication and hydraulic systems, various health care applications, industrial processing, satellite propulsion systems, and oil production. The Communications segment provides a well-proven power line based communications system to the electric utility industry. The Two-Way Automatic Communications System, known as the TWACS® system, is currently used for automatic meter reading (AMR) and related advanced metering functions, as well as having load management capabilities. The Securvision® product line provides digital video surveillance and security functions for large commercial enterprises and alarm monitoring companies. The Test segment is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The Company’s business segments are comprised of the following primary operating entities:

     — Filtration/Fluid Flow: Filtertek Inc. (Filtertek), PTI Technologies Inc. (PTI), and VACCO Industries (Vacco),

     — Communications: Distribution Control Systems, Inc. (DCSI) and Comtrak Technologies, L.L.C. (Comtrak),

     — Test: EMC Group consisting of ETS-Lindgren L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren).

     The divestiture of the Microfiltration and Separations businesses (MicroSep) was completed during the third quarter of fiscal 2004. The MicroSep businesses (previously included in the Filtration segment) included PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited (PTL) and PTI S.p.A. (PTB). Rantec Power Systems Inc. (Rantec), formerly included in the “Other” segment, was divested in April 2003. The MicroSep businesses and Rantec are accounted for as “discontinued operations.”

     ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.

HIGHLIGHTS OF 2004 CONTINUING OPERATIONS

•	Net sales increased $25.4 million, or 6.4%, to $422.1 million from $396.7 million in 2003.

•	Net sales in the Filtration segment increased 6.0% to $173.9 million from $164.1 million in 2003.

•	Net sales in the Test segment increased 22.2% to $110.4 million from $90.3 million in 2003.

•	Net cash provided by operating activities was $52.7 million.

•	At September 30, 2004, cash on hand was $72.3 million and total debt was $0.5 million.

•	Further expanded the Company’s capabilities and presence in the Asian Test markets.

•	Completed the MicroSep divestiture, which had been significantly dilutive to earnings.

•	Completed the closure and consolidation of the Filtration operation in Puerto Rico and the corresponding move to existing manufacturing locations in Juarez, Mexico and Hebron, Illinois.

•	Net earnings were $35.7 million, or $2.68 per share in 2004 compared to a net loss of $(41.1) million, or $(3.13) per share in 2003.

12 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

DESCRIPTION OF GAINS AND CHARGES

     The Company incurred several gains and charges that impacted the reported operating results in 2004 and 2003. The amounts noted below are included in the respective period net earnings of the Company as defined within accounting principles generally accepted in the United States of America (GAAP). These gains and charges are more fully described in Management’s Discussion and Analysis and notes to consolidated financial statements.

     Management believes this information will be useful in understanding the operating results of the Company for the periods presented. The following table provides a description of the gains and charges (dollars in millions).

Pretax Gains/(Charges):	2004	2003
(1) Patent litigation settlement gain	$—	2.1
(2) Rantec divestiture gain	—	1.6
(3) MicroSep divestiture gain/(charge)	0.4	(68.9)
(4) Puerto Rico facility closure charge	—	(4.3)
(5) Puerto Rico severance/move costs	(1.3)	(0.9)
(6) U.K. Test move/restructure costs	—	(0.5)
(7) Interest rate swap charge	—	(2.6)
(8) Cumulative effect of accounting change	—	(2.3)
(9) Management transition agreement (MTA)	—	(1.4)
(10) Manufacturing & supply agreement (MSA)	—	(0.2)

(1)	During the third quarter of 2003, the Company settled patent litigation related to certain revenue generating patents in the Company’s Filtration business and received a $7.3 million cash payment. The pretax gain was calculated as the gross proceeds received, less legal costs incurred to defend this patent. The gain was allocated to past and future licensing periods. The unrecognized gain is being recognized in pretax income on a straight-line basis over the remaining life of the patent through 2011.

(2)	During the third quarter of 2003, the Company sold Rantec and received $6 million in cash. This gain is included in discontinued operations, along with the operating results of Rantec in 2003.

(3)	During the third quarter of 2004, the Company sold the MicroSep businesses for approximately $23.3 million. The gain of $0.4 million is included in discontinued operations, along with the operating results of the MicroSep businesses in 2004. In July 2003, the Company announced its decision to sell the MicroSep businesses, resulting in a pretax charge of $68.9 million recorded in 2003. The after-tax charge was $60.5 million in 2003. The amount of the charge was calculated as the difference between the MicroSep book value and the estimated proceeds to be received upon completion of the divestiture.

(4)	The Puerto Rico facility closure charge includes the write-down of the building and equipment from their respective carrying values to their estimated fair market value. This charge is related to Filtertek’s operations and is included in the Filtration segment results of operations in 2003.

(5)	The Puerto Rico severance/move costs relate to severance agreements with personnel at the Puerto Rico facility and the actual costs of the physical move to Juarez, Mexico and Hebron, Illinois. These costs were recognized when incurred, and are included in the Filtration segment results of operations in the respective years. The move was completed in March 2004.

(6)	The U.K. Test move/restructure costs related to severance, write-offs of leasehold improvements and moving costs incurred as a result of consolidating a portion of the Company’s Test segment operations in the U.K., were recorded in 2003.

(7)	Incident to the decision to divest the MicroSep businesses, the Company closed out the Interest rate swap related to the synthetic lease obligations. This charge was recognized in the fourth quarter 2003 results of operations.

(8)	As a result of Interpretation No. 46 issued by the FASB relating to the Company’s synthetic lease obligations, during the fourth quarter of 2003 the Company recorded a pretax charge of $2.3 million ($1.4 million, after-tax) that is reported as a cumulative effect of a change in accounting principle.

(9)	The MTA charge relates to a formal transition agreement between the Company and its former Chairman who retired in April 2003. During 2002, the Company incurred $0.7 million of costs related to the MTA.

(10)	The MSA relates to the termination of a manufacturing and supply agreement with Whatman Hemasure Inc. (Whatman). The Company recorded a $0.2 million charge in 2003 related to this item.

ESCO Technologies 2004 Annual Report 13

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

     The following discussion refers to the Company’s results from continuing operations, except where noted. Rantec and the MicroSep businesses are accounted for as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, amounts in the financial statements and related notes for all periods presented reflect discontinued operations.

Net Sales

     Net sales were $422.1 million, $396.7 million and $316.6 million in 2004, 2003 and 2002, respectively. Net sales in 2004 increased $25.4 million, or 6.4% from net sales of $396.7 million in 2003. PPL Electric Utilities Corporation (PPL) sales represented $21.6 million, $63.9 million and $31.5 million, or 5%, 16%, and 10% of the total net sales in 2004, 2003 and 2002, respectively. No other customer exceeded 10% of the net sales in the periods presented.

Filtration/Fluid Flow

     Net sales of $173.9 million in 2004 were $9.8 million, or 6.0 % higher than net sales of $164.1 million in 2003. Net sales in 2004 increased primarily as a result of higher defense aerospace shipments at Vacco of $6.1 million, a net sales increase at Filtertek of $2.7 million driven by favorable foreign currency exchange rates related to its European operations, and increased shipments of industrial products at PTI of $1.0 million.

     Net sales of $164.1 million in 2003 were $12.6 million, or 8.3% higher than net sales of $151.5 million in 2002. Net sales in 2003 increased primarily as a result of higher defense aerospace shipments at Vacco of approximately $7 million and increased deliveries of Filtertek products of approximately $6 million.

Communications

     Net sales were $137.8 million, $142.3 million and $94.6 million in 2004, 2003 and 2002, respectively. The decrease in net sales in 2004 as compared to the prior year is the result of a decline in shipments of AMR products to PPL as the contract was nearing completion, and reduced sales of Comtrak’s SecurVision® products. Net sales to PPL were $21.6 million in 2004, $63.9 million in 2003 and $31.5 million in 2002. The decrease in sales to PPL in fiscal 2004 was partially offset by significantly higher AMR product shipments to the electric utility cooperative (COOP) market and other customers including two new investor owned utilities (lOUs), Bangor Hydro-Electric Company and Idaho Power Company. DCSI’s sales to COOPs and customers other than PPL were $110.5 million, $70.0 million and $60.6 million in 2004, 2003 and 2002, respectively.

     Net sales in 2003 were $47.7 million, or 50.4% higher than the $94.6 million of net sales in 2002. The increase in net sales in 2003 as compared to the prior year period is the result of significantly higher shipments of AMR equipment to PPL. In addition, sales to various COOPs in 2003 increased in both dollar amount and number of utility customers as compared to the prior year.

     Sales of SecurVision products were $5.6 million in 2004, $8.4 million in 2003 and $2.5 million in 2002. The decrease in sales in 2004 versus 2003 was due to a delay in deliveries as a result of a significant customer requesting Comtrak to modify its software operating system to provide enhanced “virus” protection within the product. Deliveries of SecurVision products resumed during the fourth quarter of fiscal 2004.

Test

     Net sales were $110.4 million, $90.3 million and $70.5 million in 2004, 2003 and 2002, respectively. Net sales in 2004 were $20.1 million, or 22.2% higher than net sales in 2003. The sales increase in 2004 as compared to the prior year is mainly due to the following: higher European sales of approximately $14 million driven primarily by two large test chamber projects (which contributed approximately $9.5 million to the increase); an increase in sales of government and industrial shielding projects of approximately $3 million and an increase in sales from the Company’s Asian operations of $3.3 million.

     The $19.8 million (28.1%) increase in 2003 net sales compared to 2002 is the result of additional test chamber installations, increased volume from the Company’s Asian operations, and $7.3 million in sales from the acoustics business acquired December 31, 2002.

     14 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

Orders and Backlog

     New orders received in 2004 were $408.2 million, resulting in an order backlog of $249.1 million at September 30, 2004 as compared to ending backlog of $263.0 million at September 30, 2003. Ending backlog decreased during 2004 in the Communications segment as a result of the PPL contract nearing completion. There were approximately $22 million in shipments of AMR products to PPL in 2004.

     In 2004, the Company recorded $165.4 million of new orders related to Filtration products, $126.8 million related to Test products, and $116.0 million related to Communications products. In August 2004, the Test segment received a $21 million order from The Boeing Company (Boeing) to provide an electromagnetic test center to the Agency for Defense Development of South Korea. The project is scheduled for completion in December 2007.

     The Communications segment received $106.3 million, $93.7 million and $192.4 million of new orders for its TWACS® systems and load control transponders in 2004, 2003 and 2002, respectively. In 2002, an order was received from PPL for $112 million. The Communications segment customer base includes significant IOUs and municipal utilities including PPL, Puerto Rico Electric Power Authority (PREPA), Wisconsin Public Service Corporation (WPS), Florida Power & Light (FPL), as well as numerous COOPs throughout North America.

     In 2003, the Company recorded $180.4 million of new orders related to Filtration products, $102.3 million related to Test products, and $102.1 million related to Communications products.

Gross Profit

     The Company computes gross profit as net sales less cost of sales less asset impairment charges. The gross profit margin is the gross profit divided by net sales, expressed as a percentage. The gross profit margin was 33.0%, 30.5% and 32.3% in 2004, 2003 and 2002, respectively. The gross profit margin in fiscal 2003 was negatively impacted by $4.5 million of asset impairment charges, which represented 1.1% of net sales in 2003. The increase in gross profit margin in fiscal 2004 as compared to the prior year is mainly due to higher margins on shipments of AMR equipment in the Communications segment resulting from the favorable sales mix from additional sales to the COOP market versus IOU sales and product cost reductions. The gross profit margin decreased in 2003 versus 2002 due to changes in sales mix (IOUs versus COOPs) and additional program costs within the Communications segment, as well as the $4.5 million of asset impairment charges recorded in 2003.

Asset Impairment - 2003

     The $4.5 million asset impairment charge in 2003 related to the closure of the Filtration operation in Puerto Rico and the consolidation of the Test business manufacturing facility in the U.K. The Puerto Rico charge ($4.3 million) resulted from the write-down of the Puerto Rico building and equipment from their respective carrying value to their estimated fair market value. The U.K. Test charge ($0.2 million) resulted from the write-off of abandoned leasehold improvements.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses (SG&A) were $78.0 million, or 18.5% of net sales in 2004, $73.2 million, or 18.5% of net sales in 2003, and $65.1 million, or 20.6% of net sales in 2002.

     SG&A in 2004 included $0.5 million of severance costs related to the closure of the Puerto Rico facility. SG&A in 2003 included $1.4 million of costs related to the MTA between the Company and its former Chairman, and $0.6 million of severance costs related to the closure of the Puerto Rico facility and the consolidation of the U.K. Test facility. SG&A in 2002 included $0.7 million related to the MTA.

     The increase in SG&A expenses in 2004 as compared to the prior years is mainly due to higher personnel related costs across the Company and costs associated with product development, engineering and marketing within the Communications segment to further penetrate the IOU market.

ESCO Technologies 2004 Annual Report 15

Management’s Discussion and Analysis

Other Costs and Expenses, Net

     Other costs and expenses, net, were $1.6 million, $4.7 million and $0.8 million in 2004, 2003 and 2002, respectively. Other costs and expenses, net, of $1.6 million in 2004 consisted primarily of the following items: $0.8 million of exit costs related to the Puerto Rico facility; $1.0 million of amortization of identifiable intangible assets (primarily patents, licenses and software); a $0.6 million gain from settlement of a claim related to a former defense subsidiary divested in 1999; partially offset by a $0.4 million charge for settlement of a claim involving a former defense subsidiary divested in 1996.

     Other costs and expenses, net, of $4.7 million in 2003 consisted primarily of the following items (dollars in millions):

2003
• Interest rate swap charge	$2.6
• Amortization of identifiable intangible assets	2.4
• Gain on settlement of patent litigation	(2.1)
• Whatman MSA settlement, net	0.2
• Puerto Rico/U.K. consolidation costs	0.6
• Other	1.0

Total	$4.7

     The interest rate swap charge relates to the cancellation and repayment of the interest rate swap associated with the synthetic lease obligation that was repaid during the fiscal 2003 fourth quarter.

     The amortization of identifiable intangibles includes patents, technology licenses and capitalized software.

     The gain on settlement of patent litigation relates to the defense of certain revenue generating patents used in the Filtration business, which resulted in a cash settlement of $7.3 million. The pretax gain was calculated as the gross cash proceeds, less the legal costs incurred to defend this patent. The net gain is allocated to past and future licensing periods, and the original unrecognized gain of $3.7 million is being recognized on a straight-line basis into pretax income over the remaining life of the patent through 2011.

     The Whatman MSA settlement involved a dispute with a customer related to the termination of a formal Manufacturing Supply Agreement. The Company recorded a $0.2 million charge in 2003 related to this item.

     The Puerto Rico and U.K. consolidation costs primarily relate to physical shutdown and move-related costs.

     Other costs and expenses, net, of $0.8 million in 2002 consisted primarily of the following items: $1.6 million of amortization of identifiable intangible assets, primarily patents, licenses and software; $0.3 million of exit costs related to the Company’s joint venture in India (Filtration segment); and $0.2 million of start-up costs for the Asian operations (Test segment). These costs were offset by a $0.4 million gain from insurance proceeds related to a former subsidiary and a $0.7 million gain from a customer funded refurbishment of production test equipment within the Filtration segment.

Earnings Before Interest and Taxes (EBIT)

     The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings from continuing operations before interest and taxes.

     EBIT was $59.7 million (14.1% of net sales) in 2004, $43.1 million (10.9% of net sales) in 2003, and $36.4 million (11.5% of net sales) in 2002. Fiscal 2004 EBIT increased in both dollars and as a percent of net sales in all three operating segments as compared to the prior year. The Communications segment provided the largest contribution resulting from changes in sales mix and product cost reductions. During 2004, EBIT was negatively impacted by $1.3 million of charges related to the closure of the Filtertek Puerto Rico facility.

16 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

     During 2003, the following items negatively impacted EBIT by $7.8 million: $4.5 million of impairment charges related to the Puerto Rico and U.K. consolidation activities; $2.0 million of MTA and severance charges recognized; a $2.6 million interest rate swap charge; $0.6 million of exit/move costs; a $0.2 million MSA charge; partially offset by a $2.1 million patent settlement gain. These items are described in their respective operating segments noted below.

     During 2002, $0.7 million of MTA charges negatively impacted EBIT.

     EBIT is not a defined GAAP measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company’s operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company’s business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

     The reconciliation of EBIT to a GAAP financial measure is as follows (dollars in millions):

	2004	2003	2002
EBIT	$59.7	43.1	36.4
Add: Interest income	(0.8)	(0.2)	(0.3)
Less: Income taxes	22.7	16.6	13.4

Net earnings from continuing operations	$37.8	26.7	23.3

Net sales	$422.1	396.7	316.6
EBIT as a percent of net sales	14.1%	10.9%	11.5%

     See Note 14 of notes to consolidated financial statements for additional discussion.

Filtration/Fluid Flow

     EBIT of $21.8 million (12.5% of net sales) in 2004 increased $3.0 million from EBIT of $18.8 million (11.5% of net sales) in 2003. The 2004 results were negatively impacted by $1.3 million of severance and exit costs related to the Filtertek Puerto Rico facility. The closure and relocation of the Puerto Rico facility was completed in March 2004. EBIT increased in 2004 as compared to the prior year mainly due to a $3.1 million increase at Vacco due to higher defense shipments, partially offset by a $0.5 million decrease at PTI due to changes in sales mix related to the volume of commercial and military aerospace products and industrial products.

     EBIT of $18.8 million (11.5% of net sales) in 2003 decreased $1.6 million from EBIT of $20.4 million (13.5% of net sales) in 2002. The 2003 results were negatively impacted by $3.3 million of charges which included: $4.3 million of asset impairment charges related to the Puerto Rico facility and equipment; $0.5 million of severance costs; $0.2 million of Whatman MSA charges; $0.4 million of exit/move costs; partially offset by the $2.1 million patent settlement gain. During 2003, the Company continued to experience softness in its commercial aerospace products. The continued strength of the Vacco defense aerospace markets and European operations at Filtertek partially offset this softness.

     During the third quarter of fiscal 2004, the Company completed the divestiture of the MicroSep businesses. These businesses are accounted for as discontinued operations. See further discussion at Note 2 in notes to consolidated financial statements.

ESCO Technologies 2004 Annual Report 17

Management’s Discussion and Analysis

     Communications

          EBIT was $38.4 million (27.9% of net sales) in 2004, $33.5 million (23.5% of net sales) in 2003 and $23.3 million (24.6% of net sales) in 2002. The increase in EBIT dollars and percentage of net sales in 2004 as compared to the prior year periods is mainly due to the favorable sales mix resulting from additional sales to the COOP market versus IOU sales and product cost reductions. The Company continues to increase its engineering and new product development expenditures in the Communications segment in order to continue its growth in the AMR markets and to further differentiate its technology from the competition.

          EBIT related to Comtrak decreased approximately $1.3 million in 2004 as compared to the prior year due to the decreased sales as a result of the software modifications noted earlier.

          The decrease in EBIT as a percent of net sales in 2003 as compared to 2002 is the result of the 2003 sales being more heavily weighted toward IOU sales versus COOP sales and due to additional marketing, engineering and customer support costs.

     Test

          EBIT was $11.3 million (10.2% of net sales) in 2004, $7.5 million (8.3% of net sales) in 2003 and $5.4 million (7.7% of net sales) in 2002. The increase in EBIT in fiscal 2004 as compared to the prior year is mainly due to increases in sales volumes primarily driven by two large test chamber projects in Europe and an increase in sales of government and industrial shielding projects.

          The 2003 results were negatively impacted by $0.5 million of charges which included: $0.2 million of asset impairment charges related to the U.K. consolidation; $0.1 million of severance costs; and $0.2 million of exit/move costs.

          The increase in EBIT in 2003 as compared to 2002 is mainly due to increased sales of large EMC test chambers and significantly higher sales volume in 2003 versus 2002.

     Corporate

          Corporate costs included in consolidated EBIT were $11.8 million, $16.7 million and $12.7 million in 2004, 2003, and 2002, respectively. The “Reconciliation to Consolidated Totals (Corporate)” represents Corporate office operating charges. Beginning in 2004, these Corporate office operating charges were no longer allocated to the operating units. The prior year periods have been adjusted to reflect the change in corporate office operating charges to be consistent with the 2004 presentation. EBIT in 2003 included the $2.6 million interest rate swap charge and MTA charges of $1.4 million.

Interest Income

          Interest income was $0.8 million in 2004, $0.2 million in 2003 and $0.3 million in 2002. The increase in interest income in 2004 as compared to the prior year was due to higher average cash balances on hand during the year and interest received in 2004 on the collection of a note receivable related to a property sale which occurred in December 1999.

Income Tax Expense

          The effective tax rate for continuing operations in 2004 was 37.6% compared to 38.4% in 2003 and 36.5% in 2002. The decrease in the effective tax rate for continuing operations in 2004 as compared to the prior year was due to the closure and relocation of the Puerto Rico facility during 2004 which improved the Company’s foreign tax rate differential. The increase in the effective tax rate for continuing operations in 2003 as compared to 2002 was impacted by the exit charges incurred related to the closure of the Puerto Rico facility that were recorded in 2003 as well as an accrual recorded in 2002 related to certain tax sharing agreements with the Company’s former parent.

          Management believes that, based on the Company’s historical pretax income together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax asset of $37.9 million existing at September 30, 2004. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $108 million, of which $75 million is required to be realized prior to the expiration of the net operating loss (NOL) carryforward, of which $20 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The NOL carryforward may be used to reduce future Federal income tax cash payments.

     18 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

     During 2003, the Company established a valuation allowance of $3.5 million against certain deferred tax assets associated with the Company’s stock holdings in PTI Technologies Limited and PTI S.p.A. The disposition of these assets in 2004 generated a capital loss which may not be realized in future periods. During 2004, an additional valuation allowance of $3.9 million, net, was established against the capital loss for a total valuation allowance of $7.4 million at September 30, 2004.

     On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (the “2004 Jobs Act”). The 2004 Jobs Act repeals the extraterritorial income exclusion and provides for (i) a new deduction for domestic manufacturing and production income, (ii) international tax reforms, (iii) a temporary incentive for U.S. multinational companies to reinvest foreign earnings in the U.S., and (iv) numerous other business tax relief provisions. The foreign earnings repatriation provision provides an 85% dividends received deduction for certain dividends received from controlled foreign corporations. Notwithstanding its intention to reinvest foreign earnings indefinitely, the Company will continue to analyze the potential tax impact should the Company elect to repatriate foreign earnings pursuant to the 2004 Jobs Act.

     No deferred taxes have been provided on the accumulated unremitted earnings of the Company’s foreign subsidiaries as of September 30, 2004. The Company’s present intention is to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $9.6 million would be due, which would correspondingly reduce net earnings and the Company’s NOL, without consideration of the potential application of the 2004 Jobs Act described above.

CAPITAL RESOURCES AND LIQUIDITY

     Working capital increased to $165.2 million at September 30, 2004 from $120.5 million at September 30, 2003. During 2004, cash and cash equivalents increased by $41.0 million.

     The increase in accounts receivable at September 30, 2004 of $8.3 million is mainly due to a $4.5 million increase in the Communications segment as a result of higher shipments of AMR products and SecurVision® products and a $3.0 million increase in the Test segment of which $2.0 million is related to one major contract. At September 30, 2004 and 2003, respectively, there were zero and $0.8 million of accounts receivable which represented amounts due under long-term contracts related to retainage provisions, which are due after one year. The decrease in inventories at September 30, 2004 of $4.1 million is mainly due to the PPL contract which is near completion.

     Net cash provided by operating activities was $52.7 million, $38.0 million and $35.0 million in 2004, 2003 and 2002, respectively. The increase in 2004 as compared to the prior year is the result of higher earnings and lower cash requirements related to MicroSep.

     Capital expenditures for continuing operations were $10.8 million, $10.6 million and $9.6 million in 2004, 2003 and 2002, respectively. Major expenditures in 2004 included manufacturing equipment and facility modifications used in the Filtration segment. Included in the 2003 capital expenditures for continuing operations were approximately $2.4 million of leasehold improvements related to the new headquarters facility for DCSI in the Communications segment. The balance of the 2003 expenditures primarily included manufacturing equipment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2004.

     The Company has approximately $4 million of other commitments in the Communications segment to further differentiate its products and to further penetrate the investor owned utility market. This amount is expected to be spent throughout fiscal 2005.

     At September 30, 2004, the Company had an available NOL carryforward for tax purposes of approximately $75 million. This NOL will expire beginning in 2010 and ending in 2019, and will be available to reduce future Federal income tax cash payments.

     The closure and relocation of the Filtertek Puerto Rico facility was completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2004. The facility is being marketed for sale.

     On February 18, 2004, the Company received $2.1 million as final payment on the note receivable from the sale of the Riverhead, NY, property which was sold in 1999.

ESCO Technologies 2004 Annual Report 19

Management’s Discussion and Analysis

Acquisitions

     On July 1, 2004, the Company acquired certain intellectual property and physical assets of CIC Global LLC, of Brentwood, Tennessee (CIC) for approximately $0.3 million in cash. CIC designs, manufactures and distributes prepayment systems for the electric utility market. The assets, liabilities and results of operations since the date of acquisition are included within the Communications segment.

     On December 31, 2002, the Company acquired the assets and certain liabilities of Austin Acoustics Systems, Inc. (Austin Acoustics) for $4 million in cash. Austin Acoustics, headquartered in Austin, TX, is a leading supplier of noise control chambers for the test, medical and broadcast/music industries. The assets, liabilities and results of operations since the date of acquisition are included within the Test segment.

     In March 2002, pursuant to a license agreement, the Company acquired the exclusive rights to the patent portfolio and related intellectual property of North Carolina SRT, Inc. (SRT), a manufacturer of cross-flow filtration and separation modules and equipment for a purchase price of $11.5 million. SRT is included in the discontinued operations of the MicroSep businesses as a part of PTI Advanced Filtration Inc., which was sold during 2004.

     All of the Company’s acquisitions have been accounted for using the purchase method of accounting, and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company’s financial statements from the date of acquisition.

Divestitures

     Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary’s senior management for $5.3 million. A pretax gain of $0.4 million related to the sale of the MicroSep businesses is reflected in the Company’s 2004 results in discontinued operations. The income tax benefit realized on the gain on sale of discontinued operations in 2004 of $1.3 million is due to the reversal of a portion of the valuation allowance which was established in 2003 related to the tax benefits on the estimated loss that the Company believed was more likely than not to be realized from the sale of the MicroSep businesses. Upon completion of the sale of these businesses, the Company determined that a portion of the previously established valuation allowance was no longer required. These businesses are accounted for as a discontinued operation in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The announcement of the planned sale resulted in a non-cash after-tax charge of approximately $60 million in the fourth quarter of fiscal 2003, primarily related to goodwill and other intangible assets.

     In April 2003, the Company completed the sale of Rantec Power Systems Inc. (Rantec) to an entity owned by a group of investors primarily comprised of the subsidiary’s management. Rantec, a manufacturer of power supplies for commercial and military applications, was previously reported in the “Other” segment. The Company received $6 million from the buyer at closing. The Company is also entitled to contingent consideration of up to $6.4 million over the next ten years, based on the future operating results of Rantec, which will be recognized when earned. A pretax gain of $1.6 million related to the sale is reflected in the Company’s 2003 results in discontinued operations. Rantec is accounted for as a discontinued operation in accordance with SFAS 144.

20 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

Bank Credit Facility

On October 6, 2004, the Company entered into a new $100 million five-year revolving credit facility with a $50 million increase option. This facility replaces the Company’s $60 million credit facility that would have otherwise matured in April 2005. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent, with a maturity of October 6, 2009.

     The new credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 17.5-27.5 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company’s election. The credit facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include limitations on leverage, minimum consolidated EBITDA and minimum net worth.

     At September 30, 2004, the Company had approximately $56.8 million available to borrow under its previous credit facility in addition to its $72.3 million cash on hand. At September 30, 2004, the Company had no borrowings, and outstanding letters of credit of $3.2 million against the previous credit facility. As of September 30, 2004, the Company was in compliance with all bank covenants.

     Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company’s capital requirements and operational needs for the foreseeable future.

Contractual Obligations

     The following table shows the Company’s contractual obligations as of September 30, 2004 (dollars in millions):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligation	$0.5	0.2	0.3	—	—
Capital Lease Obligations	0.9	0.3	0.5	0.1	—
Operating Lease Obligations	20.5	5.4	8.5	3.9	2.7
Purchase Obligations (1)	4.0	4.0	—	—	—
Total	$25.9	9.9	9.3	4.0	2.7

(1)	A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of our purchase orders can be cancelled, they are not included in the table above.

     The Company has no off balance sheet arrangements outstanding at September 30, 2004.

Share Repurchase

     In August 2004, the Company’s Board of Directors approved the extension of the previously authorized (February 2001) open market repurchase program originally authorizing up to 1.3 million shares, which is subject to market conditions and other factors and covers the period through September 30, 2006. The Company repurchased 156,200, 42,881 and 127,100 shares in 2004, 2003, and 2002, respectively and has 911,519 shares remaining under this program at September 30, 2004.

ESCO Technologies 2004 Annual Report 21

Management’s Discussion and Analysis

Pension Funding Requirements

     The minimum cash funding requirements related to the Company’s defined benefit pension plans are zero in 2005, zero in 2006 and approximately $2 million in 2007.

Synthetic Lease Obligation - 2003

     Effective July 1, 2003, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) which required it to consolidate its $31.5 million synthetic lease obligation, previously accounted for as an operating lease, onto its balance sheet. This obligation was secured by three manufacturing facilities, two of which are located in Oxnard, CA, and the other in Cedar Park, TX, as well as a $10.6 million letter of credit issued under the Company’s previous credit facility. Upon consolidation, the Company recorded $29.2 million of property, plant and equipment, $31.5 million of long term debt and a non-cash after tax charge—reported as a cumulative effect of a change in accounting principle—of $1.4 million. One of the manufacturing locations in Oxnard, CA was sold as part of the MicroSep businesses in 2004.

     In September 2003, the Company repaid the $31.5 million of debt related to the synthetic lease obligation and cancelled the $10.6 million letter of credit. The synthetic lease facility was dissolved and there are no further obligations.

Patent Litigation Settlement - 2003

     During 2003, the Company reached a settlement in the defense of a certain revenue-generating patent used in the Filtration business. Under the terms of the agreement, the Company received $7.3 million in the fiscal third quarter of 2003, and the Company recorded a gain of $2.1 million, after deducting $1.4 million of professional fees related to the settlement. The unrecognized gain is being recognized on a straight-line basis in Other costs and expenses, net, over the remaining patent life, through 2011.

Termination and Settlement of Whatman Hemasure Inc. Manufacturing and Supply Agreement - 2003

     On January 24, 2003, the Company’s Filtertek Inc. subsidiary terminated its Manufacturing and Supply Agreement (MSA) with Whatman Hemasure Inc. (Whatman) based on Whatman’s breach of its obligations under the MSA. The MSA related to the parties’ responsibilities concerning the manufacture and supply of leukocyte filters. Under the terms of the MSA, Filtertek’s termination based on Whatman’s breach entitled Filtertek to recover its damages and certain specified costs, which included among other costs, payment for certain equipment used in the production of leukocyte filters. The Company recorded a $0.2 million charge in 2003 related to this item.

Management Transition Agreement - 2002

     On August 5, 2002, the Company entered into a Management Transition Agreement (MTA) with the Company’s former Chairman, under which he received certain compensation in conjunction with his retirement in April 2003. Of the $2.5 million total cost related to the MTA, $1.4 million was expensed in SG&A during the first nine months of fiscal 2003, and $0.7 million was recorded in the fourth quarter of fiscal 2002. The remaining cost of the MTA related to a consulting agreement that was expensed over the twelve-month period from April 2003 through March 2004, consistent with the period of service.

Other

     Management believes that, for the periods presented, inflation has not had a material effect on the Company’s results of operations.

     The Company is currently involved in various stages of investigation and remediation relating to environmental matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company’s operating results, capital expenditures or competitive position.

22 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

MARKET RISK ANALYSIS

Market Risk Exposure

     Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates.

     During 2004, in conjunction with the sale of PTI S.p.A., the Company repaid its $8.0 million Euro denominated debt, and at the same time, the Company terminated its $5.0 million interest rate swap obligation, resulting in a cash payment of $0.1 million by the Company. At September 30, 2004, the Company had no further obligations related to interest rate swaps.

     During 2003, the Company had interest rate exposure relating to its floating rate synthetic lease obligations and, accordingly, the Company previously entered into interest rate swaps of approximately $31.5 million to mitigate this exposure. In conjunction with the repayment of the Company’s synthetic lease obligation in the fourth quarter of fiscal 2003, the Company repaid and cancelled the related interest rate swap associated with this obligation. This resulted in a pretax charge of approximately $2.6 million recorded in the fourth quarter of fiscal 2003 as well as an after-tax reduction in accumulated other comprehensive loss of $1.8 million.

     The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The currency most significant to the Company’s operations is the Euro. Net sales to customers outside of the United States were $91.5 million, $74.7 million, and $63.7 million in 2004, 2003 and 2002, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2004 was not material.

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements. Management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company’s senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company’s Board of Directors on a periodic basis.

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

Revenue Recognition

     The majority of the Company’s revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, which is when the product or service is delivered; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The Company has certain revenue arrangements with multiple elements within the Test segment. For such arrangements, the Company determines the fair value of each element under the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Revenue of each element is then recognized when the products and/or services are delivered. Revenue arrangements with software components are recognized under the provisions of SOP 97-2, “Software Revenue Recognition.” Management believes that all relevant criteria and conditions are considered when recognizing revenue.

ESCO Technologies 2004 Annual Report 23

Management’s Discussion and Analysis

Inventory

     Inventories are valued at the lower of cost (first-in, first-out) or market value. Management regularly reviews inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof may not be realized within one year.

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

Goodwill and Other Long-Lived Assets

     In accordance with SFAS 142, Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in an impairment charges. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

Pension Plans and Other Postretirement Benefit Plans

     The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2005, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 6% to 5.75%, the accumulated benefit obligation for the defined benefit plan would increase by approximately $1.6 million and result in an additional after-tax charge to shareholder’s equity of approximately $1.0 million.

24 ESCO Technologies 2004 Annual Report

Management’s Discussion and Analysis

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

Quantitative and Qualitative Disclosures about Market Risk

     Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. During 2004, in conjunction with the sale of PTI S.p.A., the Company repaid its $8.0 million Euro denominated debt and at the same time, the Company terminated its $5.0 million interest rate swap obligation resulting in a cash payment of $0.1 million by the Company. As September 30, 2004, the Company has no further obligations related to interest rate swaps. See further discussion in “Management Discussion and Analysis—Market Risk Analysis” regarding the Company’s market risks.

Controls and Procedures

     The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission’s rules and forms. There have been no significant changes in the Company’s internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect those controls and procedures.

NEW ACCOUNTING PRONOUNCEMENTS

     In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-2 (FSP 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) of 2003 which supersedes FSP 106-1 of the same title. The Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. This FSP is effective for the first interim or annual periods beginning after June 15, 2004. The Company adopted the provisions of FSP 106-2 in the fourth quarter of fiscal 2004. The Company expects to be eligible for little, if any, subsidy based on the design of the retiree medical plan. Therefore, the effects of the Act will not have a material impact on the Company’s estimated health care costs or participation rates.

     On March 31, 2004, the FASB issued a proposed Statement, “Share-Based Payment,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally would require instead that such transactions be accounted for using a fair-value based method. The provisions of this Statement would be effective for any interim or annual period beginning after June 15, 2005.

     On December 23, 2003, the FASB issued FASB Statement No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This standard increases the existing GAAP disclosure requirements by requiring more detailed information about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. The provisions of this standard are effective for interim periods beginning after December 15, 2003. The Company adopted the provisions of this standard in the second quarter of fiscal 2004.

ESCO Technologies 2004 Annual Report 25

Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

     Statements regarding future events and the Company’s future results that are based on current expectations, estimates, forecasts and projections about the Company’s performance and the industries in which the Company operates, statements regarding the Company’s financial control systems’ compliance with the Sarbanes-Oxley Act at the end of fiscal 2005, the Company’s ability to utilize NOLs, reinvestment of foreign earnings, adequacy of future cash flows, the outcome of current litigation, claims and charges, share repurchases, investments, acquisitions, and the beliefs and assumptions of Management contained in the Letter to Our Shareholders (pages 1-2), the Report of the Chief Financial Officer (page 11), and Management’s Discussion and Analysis and other statements contained herein which are not strictly historical are considered “forward-looking statements” within the meaning of the safe harbor provision, of the federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment including, but not limited to: the timing and execution of real estate sales; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; the timing, pricing and availability of shares offered for sale; delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; collective bargaining and labor disputes; changes in laws and regulations including changes in accounting standards and taxation requirements; changes in foreign or U.S. business conditions effecting the distribution of foreign earnings; costs relating to environmental matters; litigation uncertainty; and the Company’s successful execution of internal operating plans.

26 ESCO Technologies 2004 Annual Report

Consolidated Statements of Operations

Years ended September 30,
(Dollars in thousands, except per share amounts)	2004	2003	2002
Net sales	$422,085	396,687	316,611
Costs and expenses:
Cost of sales	282,766	271,164	214,325
Asset impairment	—	4,528	—
Selling, general and administrative expenses	78,023	73,185	65,099
Interest income, net	(844)	(217)	(351)
Other, net	1,576	4,664	803

Total costs and expenses	361,521	353,324	279,876

Earnings before income tax	60,564	43,363	36,735
Income tax expense	22,748	16,625	13,400

Net earnings from continuing operations	37,816	26,738	23,335
Loss from discontinued operations, net of tax (benefit): 2004, $(1,295); 2003, $(1,821); and 2002, $(552)	(3,737)	(6,901)	(1,554)
Gain (loss) on sale of discontinued operations, net of tax: 2004, $(1,186); 2003, $(7,755)	1,592	(59,556)	—

Net loss from discontinued operations	(2,145)	(66,457)	(1,554)
Net earnings (loss) before accounting change	35,671	(39,719)	21,781
Cumulative effect of accounting change, net of tax of $842	—	(1,419)	—

Net earnings (loss)	$35,671	(41,138)	21,781

Earnings per share:
Basic:
Continuing operations	$2.93	2.10	1.86
Discontinued operations	(0.17)	(5.24)	(0.12)
Cumulative effect of accounting change	—	(0.11)	—

Net earnings (loss)	$2.76	(3.25)	1.74

Diluted:
Continuing operations	$2.84	2.04	1.79
Discontinued operations	(0.16)	(5.06)	(0.12)
Cumulative effect of accounting change	—	(0.11)	—

Net earnings (loss)	$2.68	(3.13)	1.67

Average common shares outstanding (in thousands):
Basic	12,901	12,675	12,511
Diluted	13,324	13,128	13,022

See accompanying notes to consolidated financial statements.

ESCO Technologies 2004 Annual Report 27

Consolidated Balance Sheets

Years ended September 30,
(Dollars in thousands)	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$72,281	31,285
Accounts receivable, less allowance for doubtful accounts of $626 and $734 in 2004 and 2003, respectively	77,729	69,379
Costs and estimated earnings on long-term contracts, less progress billings of $2,210 and $5,089 in 2004 and 2003, respectively	2,476	4,663
Inventories	44,287	48,432
Current portion of deferred tax assets	27,810	24,187
Other current assets	8,947	6,549
Current assets from discontinued operations	—	21,640

Total current assets	233,530	206,135

Property, plant and equipment:
Land and land improvements	5,309	5,541
Buildings and leasehold improvements	42,026	41,708
Machinery and equipment	75,455	72,959
Construction in progress	1,022	2,583

	123,812	122,791
Less accumulated depreciation and amortization	54,709	51,622

Net property, plant and equipment	69,103	71,169
Goodwill	68,949	68,653
Deferred tax assets	10,055	16,618
Other assets	20,803	14,081
Other assets from discontinued operations, including goodwill	—	16,725

	$402,440	393,381

See accompanying notes to consolidated financial statements.

28 ESCO Technologies 2004 Annual Report

Consolidated Balance Sheets

Years ended September 30,
(Dollars in thousands, except per share amounts)	2004	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$151	10,143
Accounts payable	32,455	34,940
Advance payments on long-term contracts, less costs incurred of $8,017 and $1,728 in 2004 and 2003, respectively	4,305	1,144
Accrued salaries	11,896	9,663
Accrued taxes	4,454	4,167
Accrued other expenses	15,061	16,183
Current liabilities from discontinued operations	—	9,397

Total current liabilities	68,322	85,637

Deferred income	2,738	3,194
Pension obligations	13,899	12,291
Other liabilities	9,497	8,265
Long-term debt	368	490
Other liabilities from discontinued operations	—	8,115

Total liabilities	94,824	117,992

Shareholders’ equity:
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 14,148,902 and 13,933,193 shares in 2004 and 2003, respectively	142	139
Additional paid-in capital	221,711	216,506
Retained earnings	115,963	80,292
Accumulated other comprehensive loss	(3,698)	(4,982)

	334,118	291,955
Less treasury stock, at cost (1,257,352 and 1,105,052 common shares in 2004 and 2003, respectively)	(26,502)	(16,566)

Total shareholders’ equity	307,616	275,389

	$402,440	393,381

See accompanying notes to consolidated financial statements.

ESCO Technologies 2004 Annual Report 29

Consolidated Statements of Shareholders’ Equity

					Accumulated
Years ended September 30,	Common Stock		Additional Paid-In	Retained	Other Comprehensive	Treasury
(In thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total
Balance, September 30, 2001	13,410	$134	206,282	99,649	(6,518)	(12,267)	287,280

Comprehensive income:
Net earnings	—	—	—	21,781	—	—	21,781
Translation adjustments	—	—	—	—	782	—	782
Minimum pension liability, net of tax of $1,478	—	—	—	—	(2,745)	—	(2,745)
Interest rate swap adjustment net of tax of $534	—	—	—	—	(992)	—	(992)

Comprehensive income							18,826

Stock options and stock compensation plans, net of tax of $1,022	191	2	3,120	—	—	521	3,643
Purchases into treasury	—	—	—	—	—	(3,438)	(3,438)

Balance, September 30, 2002	13,601	136	209,402	121,430	(9,473)	(15,184)	306,311

Comprehensive loss:
Net loss	—	—	—	(41,138)	—	—	(41,138)
Translation adjustments	—	—	—	—	3,880	—	3,880
Minimum pension liability, net of tax of $641	—	—	—	—	(1,190)	—	(1,190)
Interest rate swap adjustment net of tax of $(970)	—	—	—	—	1,801	—	1,801

Comprehensive loss							(36,647)

Stock options and stock compensation plans, net of tax of $911	332	3	7,104	—	—	56	7,163
Purchases into treasury	—	—	—	—	—	(1,438)	(1,438)

Balance, September 30, 2003	13,933	139	216,506	80,292	(4,982)	(16,566)	275,389

Comprehensive income:
Net earnings	—	—	—	35,671	—	—	35,671
Translation adjustments	—	—	—	—	2,703	—	2,703
Minimum pension liability, net of tax of $815	—	—	—	—	(1,514)	—	(1,514)
Interest rate swap adjustment, net of tax of $(51)	—	—	—	—	95	—	95

Comprehensive income							36,955

Stock options and stock compensation plans, net of tax of $(120)	216	3	5,205	—	—	45	5,253
Purchases into treasury	—	—	—	—	—	(9,981)	(9,981)

Balance, September 30, 2004	14,149	$142	221,711	115,963	(3,698)	(26,502)	307,616

See accompanying notes to consolidated financial statements.

30 ESCO Technologies 2004 Annual Report

Consolidated Statements of Cash Flow

Years ended September 30,
(In thousands)	2004	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$35,671	(41,138)	21,781
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Loss from discontinued operations, net of tax	3,737	6,901	1,554
(Gain) loss on sale of discontinued operations, net of tax	(1,592)	59,556	—
Depreciation and amortization	11,888	13,451	10,398
Changes in operating working capital	(2,349)	(15,669)	(12,793)
Effect of deferred taxes on tax provision	3,584	10,137	8,226
Proceeds from settlement of patent litigation	—	7,300	—
Gain from settlement of patent litigation	—	(2,056)	—
Other	4,524	7,441	8,172

Net cash provided by operating activities – continuing operations	55,463	45,923	37,338
Net cash used by discontinued operations	(2,735)	(7,907)	(2,322)

Net cash provided by operating activities	52,728	38,016	35,016

Cash flows from investing activities:
Acquisition of business -continuing operations	(294)	(4,000)	—
Acquisition of businesses and technology rights-discontinued operations	—	(1,364)	(9,546)
Proceeds from divestiture of businesses	23,275	6,000	—
Proceeds from note receivable	2,120	—	—
Capital expenditures – continuing operations	(10,823)	(10,599)	(9,591)
Capital expenditures – discontinued operations	(1,390)	(3,528)	(3,588)

Net cash provided (used) by investing activities	12,888	(13,491)	(22,725)

Cash flows from financing activities:
Proceeds from long-term debt	378	—	453
Principal payments on long-term debt -continuing operations	(516)	(31,636)	(505)
Principal payments on long-term debt -discontinued operations	(9,024)	(621)	—
Net increase (decrease) in short-term borrowings	(10,000)	10,000	(12)
Purchases of common stock into treasury	(9,981)	(1,438)	(3,438)
Other, including exercise of stock options	4,523	5,525	1,635

Net cash used by financing activities	(24,620)	(18,170)	(1,867)

Net increase in cash and cash equivalents	40,996	6,355	10,424
Cash and cash equivalents at beginning of year	31,285	24,930	14,506

Cash and cash equivalents at end of year	$72,281	31,285	24,930

Changes in operating working capital:
Accounts receivable, net	$(8,350)	(12,149)	(8,173)
Costs and estimated earnings on long-term contracts, net	2,187	(1,712)	3,686
Inventories	4,145	(3,883)	(5,274)
Other current assets and current portion of deferred tax assets.	(2,405)	(2,692)	(8,426)
Accounts payable	(2,485)	839	3,739
Advance payments on long-term contracts, net	3,161	(1,562)	1,324
Accrued expenses	1,398	5,490	331

	$(2,349)	(15,669)	(12,793)

Supplemental cash flow information:
Interest paid	$402	805	521
Income taxes paid (including state, foreign & AMT)	4,974	6,208	4,076

See accompanying notes to consolidated financial statements.

ESCO Technologies 2004 Annual Report 31

Notes to Consolidated Financial Statements

1 • SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

     The consolidated financial statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2004 presentation.

(b) Basis of Presentation

     Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2004 and 2003.

(c) Nature of Operations

     The Company is a leading supplier of engineered filtration products to the process, health care and transportation markets worldwide. These engineering filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. The balance of the Company’s sales is derived primarily from special purpose communication systems including automatic meter reading, and from radio frequency (RF) shielding and EMC test products.

     The Company operates in three industry segments: Filtration/Fluid Flow, Communications and Test.

     Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary’s senior management for $5.3 million. A pretax gain of $0.4 million related to the sale of the MicroSep businesses is reflected in the Company’s fiscal 2004 results in discontinued operations. The MicroSep businesses are accounted for as a discontinued operation. See Note 2, “Discontinued Operations”.

     Effective April 11, 2003, the Company completed the sale of Rantec Power Systems, Inc. (Rantec) to an entity owned by a group of investors primarily comprised of the subsidiary’s management. Rantec is accounted for as a discontinued operation. See Note 2, “Discontinued Operations”.

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

(e) Revenue Recognition

     The majority of the Company’s revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, which is when the product or service is delivered; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The Company has certain revenue arrangements with multiple elements within the Test segment. For such arrangements, the Company determines the fair value of each element under the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables” and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Revenue of each element is then recognized when the products and/or services are delivered. Revenue arrangements with software components are recognized under the provisions of SOP 97-2, “Software Revenue Recognition.” Management believes that all relevant criteria and conditions are considered when recognizing revenue.

32 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

(f) Cash and Cash Equivalents

     Cash equivalents include temporary investments that are readily convertible into cash, such as Euro dollars, commercial paper and treasury bills with original maturities of three months or less.

(g) Accounts Receivable

     Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management’s evaluation of the financial condition of the customer and historical write-off experience.

(h) Costs and Estimated Earnings on Long-Term Contracts

     Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

(i) Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market value. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.

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

(k) Goodwill and Other Long-Lived Assets

     Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets.” Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. Prior to fiscal 2002, goodwill was amortized over periods up to 30 years. Other intangible assets represent costs allocated to identifiable intangible assets, principally patents, technology rights and capitalized software. See Note 5 below regarding goodwill and other intangible assets activity.

(I) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

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

ESCO Technologies 2004 Annual Report 33

Notes to Consolidated Financial Statements

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

(n) Research and Development Costs

     Company-sponsored research and development costs include research and development and bid and proposal efforts related to the Company’s products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similar to other program costs. Customer-sponsored research and development costs refer to certain situations whereby customers provide funding to support specific contractually defined research and development costs. As the Company incurs costs under these specific funding contracts, the costs are “inventoried” until billed to the customer for reimbursement, consistent with other program costs. Once billed/invoiced, these costs are transferred to accounts receivable until the cash is received from the customer. All research and development costs incurred in excess of the contractual funding amount, or costs incurred outside the scope of the contractual research and development project, are expensed as incurred.

(o) Foreign Currency Translation

     The financial statements of the Company’s foreign operations are translated into U.S. dollars in accordance with SFAS 52 “Foreign Currency Translation” (SFAS 52). The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

(p) Earnings Per Share

     Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method.

     The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	2004	2003	2002
Weighted Average Shares Outstanding — Basic	12,901	12,675	12,511
Dilutive Options and performance-accelerated restricted stock	423	453	511

Adjusted Shares — Diluted	13,324	13,128	13,022

     Options to purchase 37,250 shares at prices ranging from $49.51 - $64.65 were outstanding during the year ended September 30, 2004, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. There were no options outstanding during the year ended September 30, 2003 where the options’ exercise price was greater than the average market price of the common shares. Options to purchase 34,000 shares (at a per share price

34 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

of $35.93) were outstanding during the year ended September 30, 2002, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 7,000, 50,000 and 91,000 restricted shares were outstanding but unearned at September 30, 2004, 2003 and 2002, respectively, and, therefore, were not included in the respective years’ computations of diluted EPS.

(q) Stock-Based Compensation

     The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related Interpretations. In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of SFAS 123,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under APB 25, no compensation cost was recognized for the Company’s stock option plans. Had compensation cost for the Company’s stock option plans and performance-accelerated restricted share plans been determined based on the fair value at the grant date for awards outstanding during 2004, 2003 and 2002 consistent with the provisions of this Statement, the Company’s net earnings (loss) and net earnings (loss) per share would have been as shown in the table below:

Pro forma (Unaudited)
(Dollars in thousands, except per share amounts)	2004	2003	2002
Net earnings (loss), as reported	$35,671	(41,138)	21,781
Add: stock-based employee compensation expense included in reported net earnings (loss), net of tax	838	1,111	1,454
Less: total stock-based employee compensation expense determined under fair value based methods, net of tax	(1,882)	(3,053)	(3,930)

Pro forma net earnings (loss)	34,627	(43,080)	19,305

Net earnings (loss) per share:
Basic — as reported	2.76	(3.25)	1.74
Basic — pro forma	2.68	(3.40)	1.54
Diluted — as reported	2.68	(3.13)	1.67
Diluted — pro forma	2.60	(3.28)	1.48

(r) Comprehensive Income (Loss)

     SFAS 130, “Reporting Comprehensive Income” requires the Company to report separately the translation adjustments of SFAS 52 defined above, changes to the minimum pension liability, and changes in fair value of the Company’s interest rate swaps designated as a cash flow hedge, as components of comprehensive income or loss. Management has chosen to disclose the requirements of this Statement within the Consolidated Statements of Shareholders’ Equity.

     Accumulated other comprehensive loss as shown on the consolidated balance sheet of $(3.7) million and $(5.0) million at September 30, 2004 and 2003, respectively, consisted of $2.4 million and $(0.3) million related to currency translation adjustments; $(6.1) million and $(4.6) million related to the minimum pension liability; and zero and $(0.1) million related to the interest rate swap, respectively.

(s) Deferred Income

     Deferred income represents the long-term portion of unearned income related to the fiscal 2003 patent litigation settlement. The amount is being amortized into income on a straight-line basis over the remaining patent life through 2011. The current portion of approximately $0.5 million is classified in accrued expenses on the Consolidated Balance Sheet.

ESCO Technologies 2004 Annual Report 35

Notes to Consolidated Financial Statements

(t) New Accounting Standards

     In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-2 (FSP 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) of 2003 which supersedes FSP 106-1 of the same title. The Staff Position clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. This FSP is effective for the first interim or annual periods beginning after June 15, 2004. The Company adopted the provisions of FSP 106-2 in the fourth quarter of fiscal 2004. The Company expects to be eligible for little, if any, subsidy based on the design of the retiree medical plan. Therefore, the effects of the Act will not have a material impact on the Company’s estimated health care costs or participation rates.

     On March 31, 2004, the FASB issued a proposed Statement, “Share-Based Payment,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally would require instead that such transactions be accounted for using a fair-value based method. The provisions of this Statement would be effective for any interim or annual period beginning after June 15, 2005.

     On December 23, 2003, the FASB issued FASB Statement No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This standard increases the existing GAAP disclosure requirements by requiring more detailed information about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. The provisions of this standard are effective for interim periods beginning after December 15, 2003. The Company adopted the provisions of this standard in the second quarter of fiscal 2004.

2 • DISCONTINUED OPERATIONS

Microfiltration and Separations Businesses (MicroSep) —

     The MicroSep businesses consisted of PTI Advanced Filtration Inc., PTI Technologies Limited, and PTI S.p.A. Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary’s senior management for $5.3 million. A pretax gain of $0.4 million related to the sale of the MicroSep businesses is reflected in the Company’s 2004 results in discontinued operations.

     During 2003, Management changed its strategic direction related to its MicroSep businesses based on an objective evaluation of the Company’s market position and competitive landscape for these businesses. Historically, the Company had continued to make significant investments in the MicroSep businesses that were required to improve their market position. After a comprehensive review of the actions required to best position the Company to meet its long-term objectives. Management decided to sell the MicroSep businesses. These actions resulted in a 2003 pretax charge of $68.9 million, including $48.8 million related to the write-off of goodwill and other intangible assets. The charge was calculated based on the carrying value of the MicroSep net assets compared to Management’s estimate of the net proceeds anticipated upon completion of the transaction. The estimate of net proceeds anticipated was based on a review of similar transactions and discussions with potential acquirers of these businesses. The MicroSep businesses are accounted for as a discontinued operation in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The net sales from the MicroSep businesses were $29.4 million, $43.8 million and $41.4 million for the years ended September 30, 2004, 2003 and 2002, respectively. The pre-tax loss from operations from the MicroSep businesses were $(5.0) million, $(8.9) million and $(3.2) million for

36 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

the years ended September 30, 2004, 2003 and 2002, respectively. The major classes of discontinued assets and liabilities related to the MicroSep businesses included in the Consolidated Balance Sheet at September 30, 2003 are as follows (in thousands):

September 30, 2003
Assets:
Accounts receivable, net	$10,728
Inventories	8,778
Current portion of deferred tax assets	1,379
Other current assets	755

Current assets	21,640

Net property, plant and equipment	9,096
Deferred tax assets	7,493
Other assets	136

Total assets of Discontinued Operations	$38,365

Liabilities:
Accounts payable	$4,522
Accrued expenses and other current liabilities	4,875

Current liabilities	9,397
Other liabilities	8,115

Total liabilities of Discontinued Operations	$17,512

Rantec —

     Effective April 11, 2003, the Company completed the sale of Rantec Power Systems Inc. (Rantec) to an entity owned by a group of investors primarily comprised of the subsidiary’s management. The Company received $6.0 million from the buyer at closing. A pretax gain of $1.6 million related to the sale is reflected in the Company’s 2003 results in discontinued operations. Rantec, a manufacturer of power supplies for commercial and military applications, was previously reported in the “Other” segment. Rantec is accounted for as a discontinued operation in accordance with SFAS 144 and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The net sales from Rantec were $5.7 million and $11.4 million for the years ended September 30, 2003 and 2002, respectively. The pre-tax earnings from operations from Rantec were $0.1 million and $1.0 million for the years ended September 30, 2003 and 2002, respectively.

3 • ACQUISITIONS

     On July 1, 2004, the Company acquired certain intellectual property and physical assets of CIC Global LLC, of Brentwood, Tennessee (CIC) for approximately $0.3 million in cash. CIC designs, manufactures and distributes prepayment systems for the electric utility market. The assets, liabilities, and results of operations since the date of acquisition are included within the Communications segment.

     On December 31, 2002, the Company acquired the assets and certain liabilities of Austin Acoustics Systems, Inc. (Austin Acoustics) for $4.0 million in cash. Austin Acoustics, headquartered in Austin, TX, is a leading supplier of noise control chambers for the test, medical and broadcast/music industries. The assets, liabilities and results of operations since the date of acquisition are included within the Test segment.

     In March 2002, pursuant to a license agreement, the Company acquired the exclusive rights to the patent portfolio and related

ESCO Technologies 2004 Annual Report 37

Notes to Consolidated Financial Statements

intellectual property of North Carolina SRT, Inc. (SRT), a manufacturer of cross-flow filtration and separation modules and equipment for a purchase price of $11.5 million. In October 2003, the Company terminated its existing license with SRT. SRT is included in the discontinued operations of the MicroSep businesses as a part of PTI Advanced Filtration Inc., which was sold in 2004, as discussed in note 2, above.

     All of the Company’s acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company’s financial statements from the date of acquisition.

4 • ASSET IMPAIRMENTS

     In May 2003, the Company committed to plans to close the Filtertek manufacturing operation in Puerto Rico (Filtration/Fluid Flow segment) and move the manufacturing to existing facilities in Hebron, Illinois and Juarez, Mexico. This action resulted in a 2003 asset impairment charge of $4.3 million consisting of a $3.5 million write down of the Puerto Rico facility to its fair market value and a $0.8 million write down of machinery and equipment to their fair market value. Severance charges of $0.5 million are included within SG&A expense and move costs of $0.4 million are included within Other costs and expenses, net, in the 2003 results of operations related to the closure. The closure of the Filtertek manufacturing operation in Puerto Rico was completed in 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2004. The facility is being marketed for sale. Severance charges of $0.5 million are included within SG&A expense and startup/move costs of $0.8 million are included within Other costs and expenses, net, in the 2004 results of operations related to the closure.

     In May 2003, the Company committed to plans to restructure its Test operations in the U.K. and centralize the management of the European Test operations. The European consolidation resulted in a 2003 asset impairment charge of $0.2 million related to the write-off of leasehold improvements. The European consolidation was completed in 2004.

5 • GOODWILL AND OTHER INTANGIBLE ASSETS

     Management adopted the provisions of SFAS 142, “Goodwill and Other Intangible Assets” effective October 1, 2001, the beginning of the Company’s fiscal year 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142.

38 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

     Included on the Company’s Consolidated Balance Sheet at September 30, 2004 and 2003 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2004	2003
Goodwill:
Gross carrying amount	$77.8	77.6
Less: accumulated amortization	8.9	8.9

Net	$68.9	68.7

Intangible assets with determinable lives: (included in Other Assets)
Patents
Gross carrying amount	$17.4	16.7
Less: accumulated amortization	12.2	11.2

Net	$5.2	5.5

Capitalized software
Gross carrying amount	$15.6	7.3
Less: accumulated amortization	6.0	4.9

Net	$9.6	2.4

Other
Gross carrying amount	$0.8	1.1
Less: accumulated amortization	0.3	0.6

Net	$0.5	0.5

     The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2004 and 2003 are as follows:

(Dollars in millions)	Filtration	Test
Balance as of October 1, 2002	$38.8	27.8
Goodwill acquired during the year	—	1.3
Foreign currency translation	0.8	—

Balance as of September 30, 2003	39.6	29.1
Foreign currency translation	0.2	—

Balance as of September 30, 2004	$39.8	29.1

     Amortization expense related to intangible assets with determinable lives was $2.4 million, $2.4 million and $1.6 million in 2004, 2003 and 2002, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally 3-7 years. Estimated intangible assets amortization for each of the subsequent five fiscal years is estimated at approximately $3.5 million per year.

ESCO Technologies 2004 Annual Report 39

Notes to Consolidated Financial Statements

6 • ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following at September 30, 2004 and 2003:

(Dollars in thousands)	2004	2003
Commercial	$72,711	65,247
U.S. Government and prime contractors	5,018	4,132

Total	$77,729	69,379

7 • INVENTORIES

     Inventories consist of the following at September 30, 2004 and 2003:

(Dollars in thousands)	2004	2003
Finished goods	$11,444	12,449
Work in process - including long-term contracts	13,759	14,611
Raw materials	19,084	21,372

Total	$44,287	48,432

8 • PROPERTY, PLANT AND EQUIPMENT

     Depreciation expense from continuing operations of property, plant and equipment for the years ended September 30, 2004, 2003 and 2002 was $9.5 million, $11.1 million and $9.3 million, respectively.

     During 2003, the Company repaid a $31.5 million obligation under a synthetic lease facility, which had been accounted for as an operating lease for GAAP purposes. This obligation was secured by three manufacturing facilities, two of which are located in Oxnard, CA, and the other in Cedar Park, TX, as well as a $10.6 million letter of credit issued under the previous Company’s credit facility. The net book value of the property, plant and equipment consolidated under the synthetic lease obligation was approximately $29.3 million at September 30, 2003. Approximately $11.5 million of the $29.3 million was related to the MicroSep businesses which were sold in 2004.

     The closure and relocation of the Filtertek Puerto Rico facility was completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2004. The facility is being marketed for sale.

     The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2004, 2003 and 2002 was $5.8 million, $6.1 million and $5.3 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2004 are:

(Dollars in thousands) Years ending September 30:
2005	$5,429
2006	4,601
2007	3,871
2008	2,410
2009 and thereafter	4,170

Total	$20,481

40 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

9 • INCOME TAX EXPENSE

     Total income tax expense for the years ended September 30, 2004, 2003 and 2002 was allocated as follows:

(Dollars in thousands)	2004	2003	2002
Income tax expense from continuing operations	$22,748	16,625	13,400
Discontinued operations (including establishment of valuation allowance in 2003)	(2,481)	(9,576)	(552)
Tax impact of cumulative effect of accounting change	—	(842)	—

Total income tax expense	$20,267	6,207	12,848

     For the year ended September 30, 2004, pretax earnings related to United States (U.S.) and foreign tax jurisdictions were $46.3 million and $9.6 million, respectively. For the year ended September 30, 2003, pretax loss related to U.S. and foreign tax jurisdictions was $22.2 million and $12.7 million, respectively. For the year ended September 30, 2002, pretax earnings related to U.S. and foreign tax jurisdictions were $27.2 million and $7.4 million, respectively.

     The principal components of income tax expense from continuing operations for the years ended September 30, 2004, 2003 and 2002 consist of:

(Dollars in thousands)	2004	2003	2002
Federal
Current (including Alternative Minimum Tax)	$14,153	3,407	1,366
Deferred	3,641	9,869	7,880
State and local:
Current	3,259	1,982	2,433
Deferred	76	162	(150)
Foreign:
Current	1,752	1,099	1,375
Deferred	(133)	106	496

Total	$22,748	16,625	13,400

     The actual income tax expense from continuing operations for the years ended September 30, 2004, 2003 and 2002 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2004	2003	2002
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local, net of Federal benefits	3.5	3.1	3.1
Foreign	(3.1)	(0.8)	(3.6)
Other, net	2.2	1.1	2.0

Effective income tax rate	37.6%	38.4%	36.5%

ESCO Technologies 2004 Annual Report 41

Notes to Consolidated Financial Statements

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2004, and 2003 are presented below. Net deferred tax assets of zero and $8.9 million are applicable to discontinued operations for September 30, 2004, and 2003, respectively.

(Dollars in thousands)	2004	2003
Deferred tax assets:
Inventories, long-term contract accounting, contract cost reserves and others	$3,851	4,841
Pension and other postretirement benefits	5,576	5,569
Net operating loss carryforward	26,421	29,293
Capital loss carryforward	7,378	—
Other compensation-related costs and other cost accruals	12,871	15,083

Total deferred tax assets	56,097	54,786
Deferred tax liabilities:
Plant and equipment, depreciation methods, acquisition asset allocations, and other	(10,854)	(1,647)

Net deferred tax asset before valuation allowance	45,243	53,139
Less valuation allowance	(7,378)	(3,462)

Net deferred tax assets	37,865	49,677
Less deferred tax asset — discontinued operations	—	(8,872)

Net deferred tax assets excluding discontinued operations	$37,865	40,805

     Net deferred tax assets are classified in the Consolidated Balance Sheets as set forth below. The current portion of the net deferred tax assets associated with discontinued operations was zero and $1.4 million in 2004 and 2003, respectively. The noncurrent portion of the net deferred tax assets (liabilities) associated with discontinued operations was zero and $7.5 million for 2004 and 2003, respectively.

(Dollars in thousands)	2004	2003
Current portion of deferred tax assets	$27,810	25,566
Deferred tax assets (non-current)	10,055	24,111

Net deferred tax assets	37,865	49,677
Less current deferred tax assets — discontinued operations	—	1,379
Less deferred tax assets — discontinued operations (non-current)	—	7,493

Net deferred tax assets excluding discontinued operations	$37,865	40,805

     Management believes that, based on the Company’s historical pretax income together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at September 30, 2004. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $108 million, of which $75 million is required to be realized prior to the expiration of the NOL carryforward, of which $20 million will expire in 2010; $4 million will expire in 2011; $11 million will expire in 2018; and $40 million will expire in 2019. The NOL carryforward may be used to reduce future Federal income tax cash payments.

     During 2003, the Company established a valuation allowance of $3.5 million against certain deferred tax assets associated with the Company’s stock holdings in PTI Technologies Limited and PTI S.p.A. The disposition of these assets in 2004 generated a capital loss which may not be realized in future periods. During 2004, an additional valuation allowance of $3.9 million, net, was established against the capital loss for a total valuation allowance of $7.4 million at September 30, 2004.

42 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

     On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (the “2004 Jobs Act”). The 2004 Jobs Act repeals the extraterritorial income exclusion and provides for (i) a new deduction for domestic manufacturing and production income, (ii) international tax reforms, (iii) a temporary incentive for U.S. multinational companies to reinvest foreign earnings in the U.S., and (iv) numerous other business tax relief provisions. The foreign earnings repatriation provision provides an 85% dividends received deduction for certain dividends received from controlled foreign corporations. Notwithstanding its intention to reinvest foreign earnings indefinitely, the Company will continue to analyze the potential tax impact should the Company elect to repatriate foreign earnings pursuant to the 2004 Jobs Act.

     No deferred taxes have been provided on the accumulated unremitted earnings of the Company’s foreign subsidiaries as of September 30, 2004. The Company’s intention is to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $9.6 million would be due, which would correspondingly reduce the Company’s net earnings and net operating loss carryforward, without consideration of the potential application of the 2004 Jobs Act described above.

10. DEBT

     Long-term debt consists of the following at September 30, 2004 and 2003:

(Dollars in thousands)	2004	2003
Long-term borrowings under the revolving credit facility	$—	—
Other debt	519	633
Less current maturities of long-term debt	(151)	(143)

Long-term debt — continuing operations	368	490

Long-term debt under the revolving credit facility — discontinued operations	$—	8,018

     Effective October 6, 2004, the Company entered into a new $100 million revolving credit facility with a $50 million increase option that has a final maturity and expiration of October 6, 2009. This facility replaces the Company’s $60 million credit facility that would have otherwise matured on April 11, 2005. The new credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent.

     At September 30, 2004, the Company had approximately $56.8 million available to borrow under the previous credit facility in addition to its $72.3 million cash on hand. At September 30, 2004, the Company had no borrowings, and outstanding letters of credit of $3.2 million against the previous credit facility. As of September 30, 2004, the Company was in compliance with all bank covenants.

     The new credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 17.5-27.5 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include limitations on leverage, minimum consolidated EBITDA and minimum net worth.

     Long-term borrowings under the previous revolving credit facility were zero and $8.0 million at September 30, 2004, and 2003, respectively. Short-term borrowings under the credit facility were zero and $10.0 million as of September 30, 2004 and 2003, respectively. During 2004 and 2003, the maximum aggregate short-term borrowings at any month-end were $12.0 million and $10.0 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $2.7 million and $0.8 million, respectively; and the weighted average interest rates were 1.87% in 2004, 1.78% in 2003 and 4.8% in 2002. The letters of credit issued and outstanding under the credit facility totaled $3.2 million and $3.3 million at September 30, 2004, and 2003, respectively.

ESCO Technologies 2004 Annual Report 43

Notes to Consolidated Financial Statements

11 • CAPITAL STOCK

     The 14,148,902 and 13,933,193 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2004 and 2003 represent the actual number of shares issued at the respective dates. The Company held 1,257,352 and 1,105,052 common shares in treasury at September 30, 2004 and 2003, respectively.

     The Company has various stock option plans that permit the Company to grant key Management employees (1) options to purchase shares of the Company’s common stock or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. All outstanding options were granted at prices equal to fair market value at the date of grant.

     Information regarding stock options awarded under the option plans is as follows:

	FY2004		FY2003		FY2002
		Estimated		Estimated		Estimated
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price
October 1	764,596	$21.77	1,039,538	$19.58	796,648	$12.60
Granted	145,800	$48.30	44,500	$34.76	437,500	$28.64
Exercised	(192,583)	$20.25	(300,937)	$15.93	(191,608)	$11.20
Cancelled	(39,766)	$32.51	(18,505)	$26.31	(3,002)	$22.89

September 30,	678,047	$27.26	764,596	$21.77	1,039,538	$19.58
At September 30,
Reserved for future grant	832,619		231,198		111,014
Exercisable	409,412	$19.42	431,225	$17.19	366,406	$11.89

The weighted-average fair value of stock options granted in 2004, 2003, and 2002 was $13.67, $14.01, and $14.02, respectively. Summary information regarding stock options outstanding at September 30, 2004 is presented below:

	Options Outstanding
	Number	Weighted-Average	Weighted
Range of	Outstanding at	Remaining	Average
Exercise Prices	September 30, 2004	Contractual Life	Exercise Price
$6.17 - $12.38	146,773	4.4 years	$10.93
$14.19 - $19.22	92,019	5.4 years	$17.31
$21 .44 - $27.28	116,940	7.0 years	$24.95
$29.04 - $36.33	181,015	8.0 years	$30.62
$45.36 - $64.65	141,300	4.2 years	$48.31

	678,047	5.9 years	$27.26

	Exercisable Options Outstanding
Range of	Number Exercisable at	Weighted Average
Exercise Price	September 30, 2004	Exercise Price
$6.17 - $12.38	146,773	$10.93
$14.19 - $19.22	92,019	$17.31
$21 .44 - $27.28	73,503	$24.76
$29.04 - $36.33	97,117	$30.22

	409,412	$19.42

44 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

     The options granted prior to September 30, 2003 have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance, expiring in fiscal 2009.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: expected dividend yield of 0% in all periods; expected volatility of 21.4%, 31.5% and 31.2%, risk-free interest rate of 4.2%, 3.9% and 3.6%, and expected life based on historical exercise periods of 4.25 years, 4.13 years and 4.25 years.

     In August 2004, the Company’s Board of Directors approved the extension of the previously authorized (February 2001) open market repurchase program originally authorizing up to 1.3 million shares of its common stock, which is subject to market conditions and other factors and covers the period through September 30, 2006. The Company repurchased 156,200, 42,881 and 127,100 shares in 2004, 2003, and 2002, respectively, and has 911,519 shares remaining under this program at September 30, 2004.

     During 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be added to the authorized shares allocated 1,000,000 shares for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 300,000 may be utilized for performance-accelerated restricted stock or other full value awards. In addition, the Company may, in its discretion, use shares held in the Treasury in lieu of authorized but unissued shares.

     During 2001, the Board of Directors authorized and the shareholders approved, the 2001 Stock Incentive Plan, which states, in part, that on February 8, 2001, and on each October 1 thereafter, through October 1, 2004, there shall be added to the authorized shares allocated the lesser of (i) 1% of the total outstanding shares as of each such date, or (ii) 125,000 shares which may be used for the grant of stock options, stock appreciation rights, performance share awards or restricted stock. In addition, the Company may, in its discretion, use shares held in the Treasury in lieu of authorized but unissued shares.

     At September 30, 2004, the maximum number of performance-accelerated restricted shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 300,000 and 607,814 shares, respectively. As of September 30, 2004, 436,083 shares have been awarded and 340,565 shares have been earned. Compensation expense related to these awards was $1.4 million, $1.9 million and $2.4 million in 2004, 2003 and 2002, respectively. These shares vest over five years with accelerated vesting over three years if certain performance targets are achieved. The 2004, 2003 and 2002 performance-accelerated restricted share award grants were valued at the stock price on the date of grant.

     See note 1(q) of notes to consolidated financial statements for a discussion of SFAS 148 and related disclosures.

12 • RETIREMENT AND OTHER BENEFIT PLANS

     Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company for the benefit of its employees. Benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. The annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. Effective December 31, 2003, the Company’s defined benefit plan was frozen and no additional benefits will be accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal.

     In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee’s age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees.

     The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans.

ESCO Technologies 2004 Annual Report 45

Notes to Consolidated Financial Statements

     The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended September 30, 2004, and a statement of the funded status as of September 30, 2004 and 2003:

			Other
	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2004	2003	2004	2003
Reconciliation of benefit obligation
Net benefit obligation at beginning of year	$41.0	42.9	$0.5	1.3
Service cost	0.6	1.9	—
Interest cost	2.5	2.9	—	0.1
Actuarial (gain) loss	2.4	3.2	0.2	(0.1)
Curtailment	—	(8.6)	—
Settlements	—	—	—	(0.7)
Plan participant contributions	—	—	0.1	0.1
Gross benefits paid	(1.5)	(1.3)	(0.1)	(0.2)

Net benefit obligation at end of year	$45.0	41.0	$0.7	0.5

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$28.7	26.9	$—	—
Actual return on plan assets	2.8	3.0	—	—
Employer contributions	1.1	0.1	—	0.1
Plan participant contributions	—	—	0.1	0.1
Gross benefits paid	(1.5)	(1.3)	(0.1)	(0.2)

Fair value of plan assets at end of year	$31.1	28.7	$—	—

     Employer contributions and benefits paid under the pension plans include $0.2 million paid from employer assets in 2004.

	Pension Benefits		Postretirement Benefits
(Dollars in millions)	2004	2003	2004	2003
Funded Status
Funded status at end of year	$(13.9)	(12.3)	$(0.7)	(0.5)
Unrecognized prior service cost	—	—	—	—
Unrecognized net actuarial (gain) loss	9.4	7.0	(1.2)	(1.5)

Accrued benefit cost	(4.5)	(5.3)	(1.9)	(2.0)
Amounts recognized in the Balance Sheet consist of:
Accrued benefit cost	(4.5)	(5.3)	(1.9)	(2.0)
Additional minimum liability	(9.4)	(7.0)	—	—
Accumulated other comprehensive income (before tax effect)	9.4	7.0	—	—

Accrued benefit liability	$(4.5)	(5.3)	$(1.9)	(2.0)

     An additional $2.4 million was included in other comprehensive income during the current year period arising from a change in the additional minimum liability during 2004.

46 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

     The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2004, 2003 and 2002:

	Pension Benefits			Postretirement Benefits
(Dollars in millions)	2004	2003	2002	2004	2003	2002
Service cost	$0.6	1.9	1.7	$—	—	—
Interest cost	2.5	2.9	2.7	—	0.1	0.1
Expected return on plan assets	(2.9)	(3.0)	(3.0)	—	—	—
Amortization of service costs	—	0.1	0.1	—	—	—
Net actuarial gain	0.1	0.2	(0.1)	—	—	—
Curtailment charge	—	0.4	—	—	—	—
Net amortization and deferral	—	—	—	(0.1)	(0.2)	(0.2)
Settlement charge	—	—	—	—	(2.2)	—

Net periodic benefit cost	0.3	2.5	1.4	(0.1)	(2.3)	(0.1)
Defined contribution plans	1.9	0.4	0.6	—	—	—

Total	$2.2	2.9	2.0	$(0.1)	(2.3)	(0.1)

     The Company recognized a curtailment charge and settlement charge in 2003 as a result of a change in plan benefits and the sale of Rantec in April 2003.

     The following weighted-average assumptions were used to determine the net periodic benefit cost for pension and postretirement plans:

	Pension and Other Postretirement Benefits
	2004	2003	2002
Discount rate	6.00%	6.75%	7.25%
Rate of increase in compensation levels (1)	4.00%	4.50%	4.50%
Expected long-term rate of return on assets (1)	8.25%	8.50%	8.50%

(1) Applies only to pension plans

     The following weighted-average assumptions were used to determine the net periodic benefit obligations for pension and postretirement plans:

	Pension and Other
	Postretirement Benefits
	2004	2003
Discount rate	6.00%	6.00%
Rate of increase in compensation levels (1)	—	4.00%

(1) Applies only to pension plans

     The assumed rate of increase in compensation levels is not applicable in 2004 as the plan was frozen as of December 31, 2003.

ESCO Technologies 2004 Annual Report 47

Notes to Consolidated Financial Statements

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The September 30, 2004 net benefit obligation was based on a health care cost trend of 10% for 2004, decreasing 1% per year to 5% in 2010. The September 30, 2003 net benefit obligation was based on a health care cost trend of 9% for 2003, decreasing 1% per year to 5% in 2008. A one-percentage-point change in the assumed health care cost trend rates would have had less than a $3,000 impact on the postretirement benefit obligation. The net periodic benefit cost was based on an assumed health care cost trend of 9% for 2004 decreasing 1% per year to 5% in 2008, 10% for 2003 decreasing 1% per year to 5% in 2008, and 11% for 2002 decreasing 1% per year to 5% in 2008. A one-percentage-point change in the assumed health care cost trend rates would have had less than a $1,000 impact on total of service and interest cost

     The asset allocation for the Company’s pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, follows:

	Target	Percentage of Plan
Asset Category	Allocation	Assets at Year-end
	2005	2004	2003
Equity securities	60%	63%	59%
Fixed income	40%	34%	38%
Cash /cash equivalents	0%	3%	3%

     The Company’s pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits. The Company’s investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plans. The Company regularly monitors performance and compliance with investment guidelines.

Expected Cash Flows

     Information about the expected cash flows for the pension and other postretirement benefit plans follows:

(Dollars in millions)	Pension Benefits	Other Benefits
Expected Employer Contributions - 2005	$0.2	0.1

Expected Benefit Payments
2005	1.8	0.1
2006	2.0	0.1
2007	2.1	0.1
2008	2.2	0.1
2009	2.3	0.1
2010-2014	$12.9	0.5

48 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

13 • OTHER FINANCIAL DATA

     Items charged to operations during the years ended September 30, 2004, 2003 and 2002 included the following:

(Dollars in thousands)	2004	2003	2002
Maintenance and repairs	$4,326	3,895	3,703
Salaries and wages (including fringes)	93,536	88,968	79,764

Research and development (R&D) costs:
Company-sponsored	$12,201	10,978	11,876
Customer-sponsored	6,064	7,067	6,017

Total R&D	$18,265	18,045	17,893
Other engineering costs	9,636	6,694	5,927

Total R&D and other engineering costs	$27,901	24,739	23,820

As a % of net sales	6.6%	6.2%	7.5%

     The increase in salaries and wages in 2004 compared to 2003 and 2002 is mainly due to the addition of personnel within the Communications and Test segments.

     Customer-sponsored R&D is defined in note 1(n) of notes to consolidated financial statements.

14 • BUSINESS SEGMENT INFORMATION

     The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in three segments: Filtration/Fluid Flow, Communications and Test. Filtration/Fluid Flow continuing operations consist of: Filtertek Inc. (Filtertek), PTI Technologies Inc. (PTI) and VACCO Industries (Vacco). Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. PTI and Vacco develop and manufacture a wide range of filtration products and are leading suppliers of filters to the commercial and defense aerospace, satellite and industrial markets. Communications operations consist of Distribution Control Systems, Inc. (DCSI) which is principally involved in providing two-way power line communication systems for the utility industry. These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. Communications also includes the operations of Comtrak Technologies, L.L.C., a provider of digital video security systems. Test segment operations represent the EMC Group, consisting of EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren). The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1 to the Consolidated Financial Statements.

     In accordance with SFAS 131, the Company evaluates the performance of its operating segments based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories and fixed assets directly associated with the production processes of the segment. Segment assets also include goodwill. Segment depreciation and amortization is based upon the direct assets listed above. Previously, corporate office operating charges were allocated to the operating segments based on 2.5% of the segment’s net sales. Effective October 1, 2003, these corporate costs are no longer being allocated to the operating units. The prior year periods have been adjusted to reflect the change in corporate office operating charges.

ESCO Technologies 2004 Annual Report 49

Notes to Consolidated Financial Statements

Net Sales
Year ended September 30,
(Dollars in millions)	2004	2003	2002
Filtration/Fluid Flow	$173.9	164.1	151.5
Communications	137.8	142.3	94.6
Test	110.4	90.3	70.5

Consolidated totals	$422.1	396.7	316.6

     Sales to PPL Electric Utilities Corporation represented $21 .6 million, $63.9 million and $31.5 million or 5%, 16% and 10% of the total net sales in 2004, 2003 and 2002, respectively. No other customers exceeded 10% of net sales in the periods presented.

EBIT
Year ended September 30,
(Dollars in millions)	2004	2003	2002
Filtration/Fluid Flow	$21.8	18.8	20.4
Communications	38.4	33.5	23.3
Test	11.3	7.5	5.4
Reconciliation to consolidated totals (Corporate)	(11.8)	(16.7)	(12.7)

Consolidated EBIT	59.7	43.1	36.4
Add: interest income	0.8	0.2	0.3

Earnings before income tax	$60.5	43.4	36.7

Identifiable Assets
Year ended September 30,
(Dollars in millions)	2004	2003	2002
Filtration/Fluid Flow	$154.5	155.5	141.8
Communications	51.3	42.4	31.2
Test	75.1	76.0	59.6
Reconciliation to consolidated totals (Corporate assets)	121.5	81.1	87.2
Reconciliation to consolidated totals (Discontinued operations)	—	38.4	87.9

Consolidated totals	$402.4	393.4	407.7

     Corporate assets consist primarily of deferred taxes and cash balances.

Capital Expenditures
Year ended September 30,
(Dollars in millions)	2004	2003	2002
Filtration/Fluid Flow	$8.4	6.8	7.9
Communications	1.5	3.0	0.8
Test	0.9	0.7	0.7
Reconciliation to consolidated totals (Corporate)	—	0.1	0.2

Consolidated totals	$10.8	10.6	9.6

50 ESCO Technologies 2004 Annual Report

Notes to Consolidated Financial Statements

Depreciation and Amortization
Year ended September 30,
(Dollars in millions)	2004	2003	2002
Filtration/Fluid Flow	$8.4	8.2	8.0
Communications	1.7	1.5	1.3
Test	1.4	1.3	1.1
Reconciliation to consolidated totals (Corporate)	0.4	2.5	—

Consolidated totals	$11.9	13.5	10.4

     The 2003 Corporate amount includes the impact of accumulated depreciation recorded upon the consolidation of its synthetic lease obligation onto its balance sheet.

Geographic Information
Net sales
(Dollars in millions)	2004	2003	2002
United States	$330.6	322.0	252.9
Europe	58.3	42.4	38.7
Far East	18.8	16.6	11.9
Other	14.4	15.7	13.1

Consolidated totals	$422.1	396.7	316.6

Long-lived Assets
(Dollars in millions)	2004	2003	2002
United States	$53.5	59.3	43.7
Europe	11.6	10.4	9.3
Other	4.0	1.5	0.9

Consolidated totals	$69.1	71.2	53.9

     Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

15 • ACCOUNTING CHANGE - 2003

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of ARB No. 51, which addresses consolidation by business enterprises of variable interest entities. The Company adopted this Interpretation during the fiscal 2003 fourth quarter and consolidated the synthetic lease obligation, resulting in a $1.4 million after-tax charge recorded as a cumulative effect of accounting change. Also, during the fiscal 2003 fourth quarter, the Company fully repaid the $31.5 million synthetic lease obligation.

16 • COMMITMENTS AND CONTINGENCIES

     At September 30, 2004, the Company had $3.2 million in letters of credit outstanding as guarantees of contract performance.

     As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management, that final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial condition or results of operation.

ESCO Technologies 2004 Annual Report 51

\

Notes to Consolidated Financial Statements

17 • QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First	Second	Third	Fourth	Fiscal
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
2004
Net sales	$96,396	102,171	107,911	115,608	422,085
Net earnings from continuing operations	6,588	7,565	11,216	12,447	37,816
Net earnings (loss) from discontinued operations	(437)	(2,200)	825	(333)	(2,145)

Net earnings	6,151	5,365	12,041	12,114	35,671
Basic earnings (loss) per share:
Net earnings from continuing operations	.51	.59	.87	.96	2.93
Net earnings (loss) from discontinued operations	(.03)	(.17)	.06	(.02)	(.17)
Net earnings	.48	.42	.93	.94	2.76
Diluted earnings (loss) per share:
Net earnings from continuing operations	.50	.57	.84	.93	2.84
Net earnings (loss) from discontinued operations	(.04)	(.17)	.06	(.02)	(.16)

Net earnings	$.46	.40	.90	.91	2.68

2003
Net sales	$98,289	101,996	90,794	105,608	396,687
Net earnings from continuing operations	8,474	7,338	4,451	6,475	26,738
Net loss from discontinued operations	(1,922)	(1,707)	(296)	(62,532)	(66,457)
Cumulative effect of accounting change, net of tax	—	—	—	(1,419)	(1,419)

Net earnings (loss)	6,552	5,631	4,155	(57,476)	(41,138)
Basic earnings (loss) per share:
Net earnings from continuing operations	.68	.58	.35	.50	2.10
Net loss from discontinued operations	(.15)	(.13)	(.02)	(4.88)	(5.24)
Cumulative effect of accounting change, net of tax	—	—	—	(.11)	(.11)

Net earnings (loss)	.53	.45	.33	(4.49)	(3.25)
Diluted earnings (loss) per share:
Net earnings from continuing operations	.65	.56	.34	.49	2.04
Net loss from discontinued operations	(.15)	(.13)	(.02)	(4.71)	(5.06)
Cumulative effect of accounting change, net of tax	—	—	—	(.11)	(.11)

Net earnings (loss)	$.50	.43	.32	(4.33)	(3.13)

     The financial information presented above includes the results of the MicroSep businesses and Rantec as discontinued operations. The 2003 fourth quarter results reflect the pretax impact of the MicroSep divestiture charge of $68.9 million, the interest rate swap charge of $2.6 million, the $1.3 million pretax gain related to the MSA settlement, and the $1.4 million after-tax cumulative effect of the accounting change related to the adoption of FASB Interpretation No 46.

52 ESCO Technologies 2004 Annual Report

Management’s Statement of Financial Responsibility

     The Company’s Management is responsible for the fair presentation of the Company’s financial statements in accordance with accounting principles generally accepted in the United States of America, and for their integrity and accuracy. Management is confident that its financial and business processes provide accurate information on a timely basis.

     Management, with the oversight of ESCO’s Board of Directors, has established and maintains a strong ethical climate in which the Company’s affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company’s assets. KPMG LLP, the Company’s independent accountants, reports directly to the Audit and Finance Committee of the Board of Directors. The Audit and Finance Committee has established policies consistent with newly enacted corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:

•	A majority of Board members are independent of the Company and its Management

•	All members of the key Board committees — the Audit and Finance, the Human Resources and Compensation and the Nominating and Corporate Governance Committees — are independent

•	The independent members of the Board meet regularly without the presence of Management

•	The Company has a clear code of ethics and conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome separate from their interest as Company officials

•	The charters of the Board committees clearly establish their respective roles and responsibilities

•	The Company has an ethics officer and an ombudsman hot line available to all domestic employees and all foreign employees have local ethics officers and access to the Company’s ombudsman

     The Company has a strong financial team, from its executive leadership to each of its individual contributors. Management monitors compliance with its financial policies and practices over critical areas including internal controls, financial accounting and reporting, accountability, and safeguarding of its corporate assets. The internal audit control function maintains oversight over the key areas of the business and financial processes and controls, and reports directly to the Audit and Finance Committee. Additionally, all employees are required to adhere to the ESCO Code of Business Conduct and Ethics, which is monitored by the ethics officer.

     Management is dedicated to ensuring that the standards of financial accounting and reporting that are established are maintained. The Company’s culture demands integrity and a commitment to strong internal practices and policies.

     The consolidated financial statements have been audited by KPMG LLP, whose report appears on the following page.

ESCO Technologies 2004 Annual Report 53

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ESCO Technologies Inc.:

     We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

     As discussed in note 15 of the notes to consolidated financial statements, on July 1, 2003, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.”

KPMG LLP
St. Louis, Missouri
November 9, 2004

54 ESCO Technologies 2004 Annual Report

Five-Year Financial Summary

(Dollars in millions, except per share amounts)	2004(1)	2003(2)	2002(3)	2001(4)	2000(5)
For years ended September 30:
Net sales	$422.1	396.7	316.6	298.3	253.9
Net earnings from continuing operations	37.8	26.7	23.3	31.1	16.6
Net earnings (loss) from discontinued operations	(2.1)	(66.5)	(1.6)	(1.0)	0.2
Net earnings (loss) before accounting change	35.7	(39.7)	21.8	30.1	16.8
Net earnings (loss)	35.7	(41.1)	21.8	30.1	16.8
Earnings (loss) per share:
Basic:
Continuing operations	2.93	2.10	1.86	2.51	1.35
Discontinued operations	(0.17)	(5.24)	(0.12)	(0.08)	0.02
Cumulative effect of accounting change, net of tax	—	(0.11)	—	—	—

Net earnings (loss)	2.76	(3.25)	1.74	2.43	1.37
Diluted:
Continuing operations	2.84	2.04	1.79	2.43	1.31
Discontinued operations	(0.16)	(5.06)	(0.12)	(0.08)	0.02
Cumulative effect of accounting change, net of tax	—	(0.11)	—	—	—

Net earnings (loss)	2.68	(3.13)	1.67	2.35	1.33
As of September 30:
Working capital	165.2	120.5	112.6	87.4	62.8
Total assets	402.4	393.4	407.7	375.6	331.1
Long-term debt	0.4	0.5	0.5	0.6	0.6
Shareholders’ equity	307.6	275.4	306.3	287.3	259.4

(1)	Includes the divestiture of the MicroSep businesses (See note 2 of notes to consolidated financial statements).

(2)	Includes the acquisition of certain assets and liabilities of Austin Acoustics. (See note 3 of notes to consolidated financial statements).

(3)	Includes the acquisition of SRT, which is accounted for as a discontinued operation. (See notes 2 and 3 of notes to consolidated financial statements).

(4)	Includes the acquisition of Bea (PTI S.p.A.), which is accounted for as a discontinued operation. (See note 2 of notes to consolidated financial statements). Also, includes the elimination of the net deferred tax valuation allowance of approximately $12.7 million or $0.99 per share.

(5)	Includes the acquisitions of Lindgren, Holaday, and Eaton Space Products and the sale of the Rantec microwave antenna business. Also, includes the after-tax gain on the sale of the Riverhead, NY property of approximately $2.2 million or $0.18 per share and the after-tax gain on the sale of the Calabasas, CA property of approximately $0.5 million or $0.04 per share.

Common Stock Market Price

     ESCO’s common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol “ESE.” The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2004 and 2003.

	2004		2003
Quarter	High	Low	High	Low
First	$48.82	39.92	$37.20	30.06
Second	48.15	42.62	37.02	30.75
Third	53.57	45.64	45.91	32.95
Fourth	69.90	49.84	49.10	41.90

     ESCO historically has not paid cash dividends on its common stock. Management continues to evaluate its cash dividend policy. There are no current plans to initiate a dividend.

ESCO Technologies 2004 Annual Report 55

Shareholders’ Summary

Shareholders’ Annual Meeting The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 3, 2005, at the Company’s headquarters, 8888 Ladue Road, Suite 200, St. Louis County, Missouri 63124. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

10-K Report A copy of the Company’s 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 8888 Ladue Road, Suite 200, St. Louis, Missouri 63124. The Form 10-K is also available on the Company’s web site at www.escotechnologies.com.

Investor Relations Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314)213-7277 or toll free at (888) 622-3726. Information is also available through the Company’s website at www.escotechnologies.com or by e-mail at pmoore@escotechnologies.com.

Transfer Agent and Registrar Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016-3572 1 (800) 368-5948 E-mail: info@rtco.com

Capital Stock Information ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 3,500 holders of record of shares of common stock at September 30, 2004.

Independent Registered Public Accounting Firm

KPMG LLP 10 South Broadway, Suite 900 St. Louis, Missouri 63102

Board of Directors

William S. Antle III 1, 2	Charles J. Kretschmer	James M. McConnell
Former Chairman, President &	Presidents	Retired Presidents
Chief Executive Officer	Chief Operating Officer	Chief Executive Officer
Oak Industries, Inc.		Instron Corp.

Victor L Richey	Larry W. So/ley 3, 4	James M. Stolze 2
Chairman &	Retired	Vice President &
Chief Executive Officer	Executive Vice President	Chief Financial Officer
	Emerson Electric Co.	Stereotaxis, Inc.

Donald C. Trauscht 1,3,4	James D. Woods 3	Committee Membership
(Lead Director)	Retired	1 Executive Committee
Chairman	Chairman & Chief Executive Officer	2 Audit and Finance Committee
BW Capital Corp.	Baker Hughes Inc.	3 Human Resources and Compensation Committee
4 Nominating and Corporate Governance Committee

56 ESCO Technologies 2004 Annual Report