Form 10-K, Exhibit 13
period 2005-09-30
ESCO TECHNOLOGIES INC
filed 2005-12-14
CIK 866706

                                                                               .
                                                                               .
                                                                               .

FIVE-YEAR FINANCIAL SUMMARY

                                                         2005     2004    2003    2002    2001
                                                        ------   -----   -----   -----   -----
(Dollars in millions, except per share amounts)
For years ended September 30:
   Net sales                                            $429.1   422.1   396.7   316.6   298.3
   Net earnings from continuing operations                43.5    37.8    26.7    23.3    31.1
   Net earnings (loss) from discontinued operations         --    (2.1)  (66.5)   (1.6)   (1.0)
   Net earnings (loss) before accounting change           43.5    35.7   (39.7)   21.8    30.1
   Net earnings (loss)                                    43.5    35.7   (41.1)   21.8    30.1
Earnings (loss) per share:
Basic:
   Continuing operations                                  1.71    1.47    1.05    0.93    1.26
   Discontinued operations                                  --   (0.09)  (2.62)  (2.62)  (0.04)
   Cumulative effect of accounting change, net of tax       --      --   (0.06)     --      --
                                                        ------   -----   -----   -----   -----
   Net earnings (loss)                                    1.71    1.38   (1.63)   0.87    1.22
Diluted:
   Continuing operations                                  1.66    1.42    1.02    0.90    1.22
   Discontinued operations                                  --   (0.08)  (2.53)  (0.06)  (0.04)
   Cumulative effect of accounting change, net of tax       --      --   (0.06)     --      --
                                                        ------   -----   -----   -----   -----
   Net earnings (loss)                                    1.66    1.34   (1.57)   0.84    1.18
As of September 30:
   Working capital                                       202.2   165.2   120.5   112.6    87.4
   Total assets                                          428.7   402.4   393.4   407.7   375.6
   Long-term debt                                           --     0.4     0.5     0.5     0.6
   Shareholders' equity                                 $331.0   307.6   275.4   306.3   287.3
                                                        ======   =====   =====   =====   =====

See note 2 of notes to consolidated financial statements for discussion of acquisition and divestiture activity.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. The years 2005, 2004 and 2003 represent the fiscal years ended September 30, 2005, 2004 and 2003, respectively, and are used throughout the document. During 2005, the Company had a 2-for-1 stock split which was effected as a 100 percent stock dividend and was paid on September 23, 2005 to shareholders of record as of September 9, 2005. The prior years common stock and per share amounts have been adjusted to reflect the stock split.

INTRODUCTION

ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) is organized into three operating units: Filtration/ Fluid Flow, Communications, and RF Shielding and Test (Test). The Filtration/Fluid Flow unit develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. These engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include the removal of contaminants in fuel, lubrication and hydraulic systems, various health care applications, industrial processing, satellite propulsion systems, and oil production. The Communications unit provides a well-proven power line based communications system to the electric utility industry. The Two-Way Automatic Communications System, known as the TWACS(R) system, is currently used for automatic meter reading (AMR) and related advanced metering functions, as well as having load management capabilities. The Securvision product line provides digital video surveillance and security functions for large commercial enterprises and alarm monitoring companies. The Test unit is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The Company's business segments are comprised of the following primary operating entities:

-    Filtration/Fluid Flow: Filtertek Inc. (Filtertek), PTI Technologies Inc.
     (PTI), and VACCO Industries (VACCO),

- Communications: Distribution Control Systems, Inc. (DCSI) and Comtrak Technologies, L.L.C. (Comtrak),

- Test: EMC Group consisting of ETS-Lindgren L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren).

The divestiture of the Microfiltration and Separations businesses (MicroSep) was completed during the third quarter of fiscal 2004. The MicroSep businesses (previously included in the Filtration segment) included PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited (PTL) and PTI S.p.A. (PTB). Rantec Power Systems Inc. (Rantec) was divested in April 2003. The MicroSep businesses and Rantec are accounted for as "discontinued operations."

ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.

HIGHLIGHTS OF 2005 CONTINUING OPERATIONS

-    Sales were $429.1 million in 2005 compared to $422.1 million in 2004.

- Net earnings were $43.5 million, or $1.66 per share in 2005 compared to net earnings of $35.7 million, or $1.34 per share in 2004.

-    Net cash provided by operating activities was $68.6 million.

-    At September 30, 2005, cash on hand was $104.5 million.

- The Company further expanded its capabilities, presence and sales volume in the Asian Test markets.

-    The Company received a $19 million order from TXU Electric Delivery Company
     (TXU) for AMR products and began delivering to TXU in June 2005. In November 2005, the Company received an additional $9.1 million order for a 100,000 electric endpoint expansion of the existing program at TXU.

- In November 2005, the Company signed an agreement to deliver AMR products to Pacific Gas & Electric (PG&E) for approximately five million electric customers over a five year deployment period beginning in late fiscal 2006. The total anticipated contract value is expected to be approximately $300 million. See further discussion in Management's Discussion and Analysis under the heading of "Recent Development."


12 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

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

NET SALES

                           Fiscal year ended
                        ----------------------       CHANGE          Change
                         2005     2004    2003   2005 VS. 2004   2004 vs. 2003
                        ------   -----   -----   -------------   -------------
(Dollars in millions)
Filtration/Fluid        $171.7   173.9   164.1       (1.3)%           6.0%
Flow Communications      138.0   137.8   142.3        0.1%           (3.2)%
Test                     119.4   110.4    90.3        8.2%           22.3%
                        ------   -----   -----       ----            ----
Total                   $429.1   422.1   396.7        1.7%            6.4%
                        ======   =====   =====       ====            ====

Favorable foreign currency values contributed approximately $3.6 million to the increase in net sales in 2005 from prior year.

FILTRATION/FLUID FLOW

Net sales in 2005 decreased 1.3% compared to 2004 primarily as a result of lower defense spares shipments at VACCO of $4.3 million, a net sales decrease at Filtertek of $0.5 million driven by lower automotive shipments, partially offset by higher commercial and military aerospace shipments at PTI of $2.6 million. Filtertek's current year sales were relatively flat compared to the prior year as the lower automotive shipments were partially offset by higher medical product revenues.

Net sales in 2004 increased 6.0% primarily as a result of higher defense aerospace shipments at VACCO of $5.9 million, a net sales increase at Filtertek of $2.8 million driven by favorable foreign currency exchange rates related to its European operations, and increased shipments of industrial products at PTI of $1.1 million.

COMMUNICATIONS

The 0.1 % increase in net sales in 2005 as compared to the prior year was due to $10.5 million of higher shipments of Comtrak's SecurVision(R) video security products. This increase was almost entirely offset by a $10.3 million decrease in sales of AMR products.

The decrease in sales of AMR products in 2005 versus 2004 is mainly due to the wind-down of a contract with PPL Electric Utilities Corporation (PPL). Sales to PPL decreased $19.3 million in 2005, and were $2.4 million, $21.6 million and $63.9 million in 2005, 2004 and 2003, respectively. Sales to other investor owned utilities (IOUs), such as Bangor Hydro-Electric Company (Bangor), Idaho Power Company (Idaho), and the Puerto Rico Electric Power Authority (PREPA) decreased $17.9 million in 2005 versus 2004. This $17.9 million decrease in sales was partially offset by $7.2 million in sales to TXU Electric Delivery Company (TXU) and $19.8 million of higher AMR product sales to the electric utility cooperative (COOP) market and other customers. DCSI's sales to customers other than PPL were $119.5 million, $110.5 million and $70.0 million in 2005, 2004 and 2003, respectively.

Sales of SecurVision products were $16.1 million, $5.6 million, and $8.4 million in 2005, 2004 and 2003, respectively. The increase in sales in 2005 versus 2004 was due to a delay in deliveries in 2004 as a result of a significant customer requesting Comtrak to modify its software operating system to provide enhanced "virus" protection within the product.

The 3.2% decrease in net sales in 2004 as compared to 2003 is the result of lower shipments to PPL and reduced sales of SecurVision products. The decrease in sales to PPL in fiscal 2004 was partially offset by significantly higher shipments to the COOP market and other customers including Bangor and Idaho.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

TEST

The net sales increase of 8.2% in 2005 as compared to the prior year was mainly due to the following: an $11.5 million increase in net sales from the Company's U.S. operations driven by the successful completion of the design on a large Boeing project, additional test chamber installations, higher component sales, and the installation of several government shielding projects; a $4.3 million increase in sales from the Company's Asian operations; partially offset by a $6.9 million decrease in net sales from the Company's European operations due to the completion of two large test chamber projects in 2004.

The net sales increase of 22.3% in 2004 as compared to the prior year was mainly due to the following: higher European sales of approximately $14.0 million driven primarily by two large test chamber projects which contributed approximately $9.5 million to the increase; a $3.0 million increase in sales of government and industrial shielding projects; and a $3.3 million increase in sales from the Company's Asian operations.

ORDERS AND BACKLOG

New orders received in 2005 were $413.1 million, resulting in an order backlog of $233.1 million at September 30, 2005 as compared to order backlog of $249.1 million at September 30, 2004. In 2005, the Company recorded $174.4 million of new orders related to Filtration products, $121.5 million related to Test products, and $117.2 million related to Communications products.

Within the Communications segment, DCSI received $105.1 million, $106.3 million and $93.7 million of new orders for its AMR products in 2005, 2004 and 2003, respectively. In 2005, DCSI received a $19 million order from TXU and subsequent to fiscal year-end, the Company received an additional $9.1 million order in November 2005 for a 100,000 endpoint expansion of the existing program at TXU. In addition, in November 2005, DCSI signed an agreement with PG&E for approximately $300 million covering five million endpoints over a five year deployment period beginning in fiscal 2006. See further discussion in Management's Discussion and Analysis under the heading "Recent Development."

During 2005, the Filtration/Fluid Flow segment received an $18.0 million multi-year order for quiet valves and manifold assemblies used on the Virginia Class Submarine which is expected to be delivered over the next three years.

In 2004, the Company recorded $165.4 million of new orders related to Filtration products, $126.8 million related to Test products, and $116.0 million related to Communications products. In August 2004, the Test segment received a $21.0 million order from the Boeing Company (Boeing) to provide an electromagnetic test center to the Agency for Defense Development of South Korea. The project is scheduled for completion in December 2007.

GROSS PROFIT

The Company computes gross profit as net sales less cost of sales less asset impairment charges. The gross profit margin is the gross profit divided by net sales, expressed as a percentage. The gross profit margin was 34.1 %, 33.0% and 30.5% in 2005, 2004 and 2003, respectively. The 2005 gross profit margin was negatively impacted by $0.8 million of asset impairment charges described below. The increase in gross profit margin in fiscal 2005 as compared to the prior years was mainly due to higher margins on shipments in the Communications segment including the favorable sales mix of AMR products resulting from additional sales to the COOP market and component cost savings realized on DCSI's modules.

ASSET IMPAIRMENT

In June 2005, the Company abandoned its plans to commercialize certain sensor products at PTI, which resulted in an asset impairment charge of $0.8 million to write-off certain patents and a related licensing agreement. The Company ended its development efforts on this program after it determined that the market was not developing as quickly as anticipated and the expected costs and timeframe to fully commercialize the products were not acceptable.

The $4.5 million asset impairment charge in 2003 related to the closure of Filtertek's operation in Puerto Rico and the consolidation of the Test business manufacturing facility in the U.K. The Puerto Rico charge of $4.3 million resulted from the write-down of the Puerto Rico building and equipment from their respective carrying value to their estimated fair market value. The U.K. Test charge of $0.2 million resulted from the write-off of abandoned leasehold improvements.


14 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $84.8 million, or 19.8% of net sales in 2005, $78.0 million, or 18.5% of net sales in 2004, and $73.2 million, or 18.5% of net sales in 2003.

The increase in SG&A expenses in 2005 as compared to the prior year is primarily due to an increase of $4.9 million associated with engineering, marketing and new product development within the Communications segment in pursuit of the IOU market. The increase in SG&A expenses in 2004 as compared to 2003 was mainly due to higher personnel costs across the Company and costs associated with engineering, marketing and new product development within the Communications segment.

OTHER (INCOME) AND EXPENSES, NET

Other (income) and expenses, net, were $(0.6) million, $1.6 million and $4.7 million in 2005, 2004 and 2003, respectively. Other (income) and expenses, net, in 2005 consisted primarily of the following items: $(2.2) million of royalty income; $1.0 million of amortization expense of identifiable intangible assets (primarily patents, licenses and software); and a $0.5 million write-off of fixed assets related to the termination of a supply agreement with a medical device customer.

Other (income) and expenses, net, of $1.6 million in 2004 consisted primarily of the following items: $0.8 million of exit costs related to the Puerto Rico facility; $1.0 million of amortization of identifiable intangible assets (primarily patents, licenses and software); a $(0.6) million gain from the settlement of a claim related to a former defense subsidiary divested in 1999; and a $0.4 million charge for the settlement of a claim involving a former defense subsidiary divested in 1996.

Other (income) and expenses, net, of $4.7 million in 2003 consisted primarily of the following items: a $2.6 million interest rate swap charge related to the cancellation and repayment of the interest rate swap associated with a synthetic lease obligation; $2.4 million amortization of identifiable intangible assets; $(2.1) million gain on the settlement of patent litigation related to the defense of certain revenue generating patents at Filtertek used in the Filtration business; and $0.6 million of Puerto Rico and U.K. consolidation costs primarily related to the physical shutdown and move-related costs.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings from continuing operations before interest and taxes.

EBIT is not a defined GAAP measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company's operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company's business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

                          Fiscal year ended
                        ---------------------       CHANGE          Change
                         2005    2004    2003   2005 VS. 2004   2004 vs. 2003
                        -----   -----   -----   -------------   -------------
(Dollars in millions)
Filtration/Fluid Flow   $22.4    21.8    18.8        2.8%           16.0%
   % of net sales        13.1%   12.5%   11.5%       0.6%            1.0%
Communications           38.8    38.4    33.5        1.0%           14.6%
   % of net sales        28.1%   27.9%   23.5%       0.2%            4.4%
Test                     12.2    11.3     7.5        8.0%           50.7%
   % of net sales        10.2%   10.2%    8.3%        --%            1.9%
Corporate               (11.4)  (11.8)  (16.7)      (3.4)%         (29.3)%
                        -----   -----   -----       ----           -----
Total                   $62.0    59.7    43.1        3.9%           38.5%
   % of net sales        14.4%   14.1%   10.9%       0.3%            3.2%
                        =====   =====   =====       ====           =====


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2005 EBIT increased in all three operating units as compared to the prior year, with the greatest contribution from the Test segment resulting from changes in sales mix and contributions from its Asian operations.

The reconciliation of EBIT to a GAAP financial measure is as follows (dollars in millions):

                                           2005     2004    2003
                                          ------   -----   -----
EBIT                                      $ 62.0    59.7    43.1
Add: Interest income                         1.9     0.8     0.2
Less: Income taxes                         (20.4)  (22.7)  (16.6)
                                          -------  -----   -----
Net earnings from continuing operations   $ 43.5    37.8    26.7
                                          ======   =====   =====

See Note 14 of notes to consolidated financial statements for additional discussion.

FILTRATION/FLUID FLOW

EBIT increased in 2005 as compared to the prior year primarily due to the following: a $2.5 million increase at Filtertek, which included a $1.9 million gain related to the termination of a supply agreement with a medical device customer; a $1.4 million increase at PTI due to higher shipments of aerospace products; partially offset by the $0.8 million asset impairment charge at PTI; and a $3.3 million decrease at VACCO due to significantly lower defense spares shipments. In 2005, Filtertek experienced an increase in its raw material costs on petroleum based resins which negatively impacted EBIT.

EBIT increased in 2004 as compared to 2003 mainly due to a $3.1 million increase at VACCO due to higher defense shipments, partially offset by a $0.5 million decrease at PTI due to changes in sales mix. The 2004 results were negatively impacted by $1.3 million of severance and exit costs related to the Filtertek Puerto Rico facility. The closure and relocation of the Puerto Rico facility was completed in March 2004.

COMMUNICATIONS

The increase in EBIT in 2005 as compared to the prior year was due to the following: a $4.6 million increase at Comtrak due to significantly higher shipments of its video security products, partially offset by a $4.2 million decrease at DCSI. DCSI has continued to increase its engineering and new product development expenditures in order to accommodate the anticipated growth in the AMR markets, and to further differentiate its technology from the competition.

The increase in EBIT in 2004 as compared to 2003 was mainly due to the favorable sales mix at DCSI resulting from additional sales to the COOP market versus IOU sales and product cost reductions realized in its AMR modules. Comtrak's EBIT decreased approximately $1.3 million in 2004 as compared to the prior year due to the decreased sales as a result of the software modifications noted earlier.

TEST

EBIT in 2005 included the following: a $0.9 million increase in EBIT from the Company's U.S. operations driven by favorable changes in sales mix resulting from additional sales of antennas and other components partially offset by installation cost overruns incurred on certain government shielding projects, as well as increased material costs for steel and copper.

The increase in EBIT in fiscal 2004 as compared to 2003 was mainly due to increases in sales volumes primarily driven by two large test chamber projects in Europe and an increase in sales of government and industrial shielding projects.

CORPORATE

Corporate office operating charges included in consolidated EBIT decreased 3.4% in 2005 as compared to the prior year. Fiscal 2005 included an increase of $0.5 million for professional fees as compared to the prior year. Fiscal 2004 included $0.9 million of severance related costs and 2003 included the $2.6 million interest rate swap charge and $1.4 million of compensation costs related to the former Chairman. The "Reconciliation to Consolidated Totals (Corporate)" in note 14 to the consolidated financial statements represents Corporate office operating charges.


16 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST INCOME

Interest income was $1.9 million in 2005, $0.8 million in 2004 and $0.2 million in 2003. The increase in interest income in 2005 as compared to the prior year was due to higher average cash balances on hand during the year and a $0.2 million refund of lookback interest related to income taxes. The increase in interest income in 2004 as compared to 2003 was due to higher average cash balances on hand during the year and interest received in 2004 on the collection of a note receivable related to a property sale which occurred in December 1999.

INCOME TAX EXPENSE

The effective tax rate for continuing operations in 2005 was 31.9% compared to 37.6% in 2004 and 38.4% in 2003. The decrease in the effective tax rate for continuing operations in 2005 as compared to the prior year was due to the timing and volume of profit contributions of DCSI's foreign operations (Puerto
Rico), which resulted in a 4.6% favorable adjustment to the Company's foreign tax rate differential. The decrease in the effective tax rate for continuing operations in 2004 as compared to 2003 was due to the closure and relocation of the Filtertek Puerto Rico facility during 2004 which improved the Company's foreign tax rate differential.

CAPITAL RESOURCES AND LIQUIDITY

Working capital (current assets less current liabilities) increased to $202.2 million at September 30, 2005 from $165.2 million at September 30, 2004. During 2005, cash and cash equivalents increased by $32.2 million, net of $24.9 million of open market share repurchases by the Company.

The $8.9 million decrease in accounts receivable at September 30, 2005 is mainly due to an $8.0 million decrease in the Communications segment due to more efficient cash collections from PREPA. The $4.4 million increase in inventories at September 30, 2005 is mainly due to a $2.7 million increase in the Test segment due to the expected increase in near term sales and a $2.5 million increase in the Communications segment due to new product offerings and additional safety stock to satisfy existing customer requirements.

Net cash provided by operating activities was $68.6 million, $61.0 million and $39.0 million in 2005, 2004 and 2003, respectively. The increase in 2005 as compared to the prior years is the result of higher earnings and lower cash requirements related to MicroSep.

Capital expenditures for continuing operations were $8.8 million, $10.8 million and $10.6 million in 2005, 2004 and 2003, respectively. Major expenditures in 2005 and 2004 included manufacturing equipment and facility modifications used in the Filtration segment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2005.

At September 30, 2005, other assets (non-current) of $27.7 million included $17.1 million of capitalized software. Approximately $15 million of the capitalized software balance represents external development costs on new software development called "TNG" within the Communications segment to further penetrate the investor owned utility market. TNG has been in development with a third party software contractor for the past two years. TNG is being deployed to efficiently handle the additional levels of communications dictated by the size of the service territories and the frequency of reads that are required under time-of-use or critical peak pricing scenarios needed to meet the requirements of large IOUs. The Company expects to incur another $15 million to $20 million in costs over the next two years. At September 30, 2005 the Company had approximately $7 million of commitments related to TNG version 1.5 which is expected to be spent over the next six months.

During 2005, the Company reached a settlement in the defense of a certain revenue-generating patent used in the Filtration business. Under the terms of the agreement, the Company received a cash payment of $1.5 million, and in 2005 the Company recognized a gain of $0.3 million, after deducting $0.2 million of professional fees related to the settlement. The unrecognized gain is being recorded on a straight-line basis in Other (income) and expenses, net, over the remaining patent life, through 2011.

At September 30, 2005, the Company had an available NOL carryforward for tax purposes of approximately $45 million. This NOL will expire in its entirety in 2019, and will be available to reduce future Federal income tax cash payments.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

The closure and relocation of the Filtertek Puerto Rico facility were completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2005. The facility is being marketed for sale.

In 2004, the Company received $2.1 million as final payment on the note receivable from the sale of the Riverhead, NY, property which was sold in 1999.

RECENT DEVELOPMENT

On November 7, 2005, the Company announced that DCSI had entered into a contract to provide equipment, software and services to Pacific Gas & Electric (PG&E) in support of the electric portion of PG&E's Advanced Metering Infrastructure (AMI) project. PG&E's current AMI project plan calls for the purchase of TWACS(R) communication equipment for approximately five million electric customers over a five-year period after the commencement of full deployment. The total anticipated contract value from commencement through the five-year full deployment period is expected to be approximately $300 million. PG&E also has the right to purchase additional equipment and services to support existing and new customers through the twenty to twenty-five year term of the contract. Equipment will be purchased by PG&E only upon issuance of purchase orders and release authorizations. PG&E will continue to have the right to purchase products or services from other suppliers for the electric portion of the AMI project. Full deployment is contingent upon satisfactory system testing, regulatory approval and final PG&E management approval all of which are expected to be concluded during fiscal 2006. DCSI has agreed to deliver to PG&E versions of its newly developed TNG software as they become available and are tested. Acceptance of the final version for which DCSI has committed is currently anticipated in the latter portion of fiscal 2007. Until such acceptance is obtained, the Company will be required under U.S. financial accounting standards to defer revenue recognition. The contract provides for liquidated damages in the event of DCSI's late development or delivery of hardware and software, and includes indemnification and other customary provisions. The contract may be terminated by PG&E for default, for its convenience and in the event of a force majeure lasting beyond certain prescribed periods. The Company has guaranteed the obligations of DCSI under the contract. If PG&E terminates the contract for its convenience, DCSI will be entitled to recover certain costs.

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

DIVESTITURES

Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18.0 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary's senior management for $5.3 million. An aftertax gain of $1.6 million related to the sale of these MicroSep businesses is reflected in the Company's 2004 results in discontinued operations. These businesses are accounted for as a discontinued operation in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The announcement of the planned sale resulted in a non-cash after-tax charge of approximately $60 million in the fourth quarter of fiscal 2003, primarily related to goodwill and other intangible assets.


18 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

In April 2003, the Company completed the sale of Rantec Power Systems Inc. (Rantec) to an entity owned by a group of investors primarily comprised of the subsidiary's management. A pretax gain of $1.6 million related to the sale is reflected in the Company's 2003 results in discontinued operations. Rantec is accounted for as a discontinued operation in accordance with SFAS 144.

BANK CREDIT FACILITY

Effective October 6, 2004, the Company entered into a $100 million revolving credit facility with a $50 million increase option that has a final maturity and expiration date of October 6, 2009. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent.

The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 17.5-27.5 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company's election. The credit facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include limitations on leverage, minimum consolidated EBITDA and minimum net worth.

At September 30, 2005, the Company had approximately $98.6 million available to borrow under the credit facility in addition to its $104.5 million cash on hand. At September 30, 2005, the Company had no borrowings, and outstanding letters of credit of $2.5 million. As of September 30, 2005, the Company was in compliance with all bank covenants.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2005 (dollars in millions):

                                              Payments due by period
                              -----------------------------------------------------
                                      Less than                           More than
Contractual Obligations       Total     1 year    1-3 years   3-5 years    5 years
-----------------------       -----   ---------   ---------   ---------   ---------
Long-Term Debt Obligation     $  --        --         --          --          --
Capital Lease Obligations       0.8       0.3        0.4         0.1          --
Operating Lease Obligations    20.6       5.4        8.1         3.0         4.1
Purchase Obligations(1)         7.0       7.0         --          --          --
                              -----      ----        ---         ---         ---
Total                         $28.4      12.7        8.5         3.1         4.1
                              =====      ====        ===         ===         ===

(1) A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company's purchase orders can be cancelled, they are not included in the table above. TNG software development costs through version 1.5 is included.

The Company has no off balance sheet arrangements outstanding at September 30, 2005.

SHARE REPURCHASES

In August 2004, the Company's Board of Directors approved the extension of the previously authorized (February 2001) open market repurchase program originally authorizing up to 2.6 million shares, which is subject to market conditions and other factors and covers the period through September 30, 2006. The Company repurchased 670,072, 312,400 and 85,762 shares in 2005, 2004, and 2003, respectively and has 1,152,966 shares remaining for repurchase under this program at September 30, 2005. These amounts are shown on an adjusted basis to account for the 2-for-1 stock split which occurred on September 23, 2005.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are zero in 2006, $3.5 million in 2007 and approximately $2.6 million in 2008.

SYNTHETIC LEASE OBLIGATION - 2003

Effective July 1, 2003, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which required it to consolidate its $31.5 million synthetic lease obligation, previously accounted for as an operating lease, onto its balance sheet. Upon consolidation, the Company recorded $29.2 million of property, plant and equipment, $31.5 million of long term debt and a non-cash after tax charge--reported as a cumulative effect of a change in accounting principle--of $1.4 million. In September 2003, the Company repaid the $31.5 million of debt related to the synthetic lease obligation and cancelled the $10.6 million letter of credit. The synthetic lease facility was dissolved and there are no further obligations.

PATENT LITIGATION SETTLEMENT - 2003

During 2003, the Company reached a settlement in the defense of a certain revenue-generating patent used in the Filtration business. Under the terms of the agreement, the Company received $7.3 million in 2003, and the Company recorded a gain of $2.1 million, after deducting $1.4 million of professional fees related to the settlement. The unrecognized gain is being recognized on a straight-line basis in Other (income) and expenses, net, over the remaining patent life, through 2011.

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

During 2004, in conjunction with the sale of PTI S.p.A., the Company repaid its $8.0 million Euro denominated debt, and at the same time, the Company terminated its $5.0 million interest rate swap obligation, resulting in a cash payment of $0.1 million by the Company. At September 30, 2005, the Company had no further obligations related to interest rate swaps.

During 2003, the Company had interest rate exposure relating to its floating rate synthetic lease obligations and, accordingly, the Company previously entered into interest rate swaps of approximately $31.5 million to mitigate this exposure. In conjunction with the repayment of the Company's synthetic lease obligation in the fourth quarter of fiscal 2003, the Company repaid and cancelled the related interest rate swap associated with this obligation. This resulted in a pretax charge of approximately $2.6 million recorded in the fourth quarter of fiscal 2003 as well as an after-tax reduction in accumulated other comprehensive loss of $1.8 million.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The currency most significant to the Company's operations is the Euro. Net sales to customers outside of the United States were $103.8 million, $91.5 million, and $74.7 million in 2005, 2004 and 2003, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2005 was not material.


20 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company's Board of Directors on a periodic basis.

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

REVENUE RECOGNITION

The majority of the Company's revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, which is when the product or service is delivered; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The Company has certain revenue arrangements with multiple elements within the Test and Communications segments. For such arrangements, the Company determines the fair value of each element under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables" and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue of each element is then recognized when the products and/or services are delivered. Revenue arrangements with software components are recognized under the provisions of SOP 97-2, "Software Revenue Recognition." For software arrangements with multiple elements, the timing of revenue recognition is dependent upon vendor-specific objective evidence (VSOE) of fair value for each of the elements. The availability of VSOE affects the timing of revenue recognition, which can vary from recognizing revenue at the time of delivery of each element, to the percentage of completion method, or ratably over the performance period. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

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

INCOME TAXES

The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S. Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Management's estimates of income tax liabilities may differ from actual payments or assessments.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

While the Company has support for the positions taken on its tax returns, taxing authorities are increasingly asserting alternate interpretations of laws and facts, and are challenging cross jurisdictional transactions. Cross jurisdictional transactions between the Company's subsidiaries involving transfer prices for products and services, as well as various U.S. federal, state and foreign tax matters, comprise the Company's income tax exposures. Management regularly assesses the Company's position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of SFAS No. 5, Accounting for Contingencies. The Company has recorded an accrual that reflects Management's estimate of the likely outcome of current and future audits. A final determination of these tax audits or changes in Management's estimates may result in additional future income tax expense or benefit.

At the end of each interim reporting period, Management estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from Management's estimates, Management may have to adjust the effective tax rate in the interim period such determination is made.

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

GOODWILL AND OTHER LONG-LIVED ASSETS

In accordance with SFAS 142, Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in an impairment charges. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2006, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 5.25% to 5.00%, the accumulated benefit obligation for the defined benefit plan would increase by approximately $1.7 million and result in an additional after-tax charge to shareholder's equity of approximately $1.1 million. The discount rate used in measuring the Company's pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 500 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.


22 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. During 2004, in conjunction with the sale of PTI S.p.A., the Company repaid its $8.0 million Euro denominated debt and at the same time, the Company terminated its $5.0 million interest rate swap obligation resulting in a cash payment of $0.1 million by the Company. At September 30, 2005, the Company had no further obligations related to interest rate swaps. See further discussion in "Management Discussion and Analysis--Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect those controls and procedures.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment" (SFAS No. 123 (R)). This Statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123 (R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. SFAS 123 (R) is effective for the first annual period beginning after June 15, 2005. The Company plans to adopt the provisions of this Statement in the first quarter of fiscal 2006 on a prospective basis. The Company currently provides the pro forma disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

In December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP 109-2)." The American Jobs Creation Act of 2004, (the "Act") provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. The Company is currently evaluating the merits of repatriating funds under the Act. The range of reasonably possible amounts of unremitted earnings that are being considered for repatriation is between zero and $38.5 million, which would require the Company to pay income taxes in the range of zero to $2.9 million. Federal income taxes on the repatriated amounts would be based on the 5.25% effective statutory rate as provided in the Act, plus applicable withholding taxes. To date, the Company has not provided for income taxes on unremitted earnings generated by non-U.S. subsidiaries given the Company's historical intent to permanently invest these earnings abroad. As a result, additional taxes may be required to be recorded for any funds repatriated under the Act. The Company expects to complete its evaluation of the repatriation provision of the Act by September 30, 2006.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates, the Company's ability to utilize NOLs, reinvestment of foreign earnings, adequacy of future cash flows, the success of software development efforts and resulting costs, acceptance by PG&E of the final version of DCSI's TNG software, growth in the AMR market, potential customer contracts, the anticipated value of the PG&E contract, the outcome of current litigation, claims and charges, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company's ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the Letter to Our Shareholders (pages 1-2), the Report of the Chief Financial Officer (page 11), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements" within the meaning of the safe harbor provisions of the federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: actions by the California Public Utility Commission; PG&E's Board of Directors or PG&E's management impacting PG&E's AMI projects; the timing and success of DCSI's software development efforts; the timing and content of purchase order releases under the PG&E contract; and DCSI's successful performance of the PG&E contract; the timing and execution of real estate sales; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of DCSI's competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; the timing, pricing and availability of shares offered for sale; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; the successful sale of the Company's Puerto Rico facility; collective bargaining and labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; changes in foreign or U.S. business conditions effecting the distribution of foreign earnings; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal operating plans.


24 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended September 30,                                      2005       2004      2003
-------------------------                                    --------   -------   -------
(Dollars in thousands, except per share amounts)
Net sales                                                    $429,115   422,085   396,687
Costs and expenses:
   Cost of sales                                              282,113   282,766   271,164
   Asset impairment                                               790        --     4,528
   Selling, general and administrative expenses                84,814    78,023    73,185
   Interest income, net                                        (1,900)     (844)     (217)
   Other (income) and expenses, net                              (609)    1,576     4,664
                                                             --------   -------   -------
Total costs and expenses                                      365,208   361,521   353,324
                                                             --------   -------   -------
Earnings before income tax                                     63,907    60,564    43,363
Income tax expense                                             20,363    22,748    16,625
                                                             --------   -------   -------
Net earnings from continuing operations                        43,544    37,816    26,738
Loss from discontinued operations, net of tax
   benefit: 2004, $(1,295); and 2003, $(1,821)                     --    (3,737)   (6,901)
Gain (loss) on sale of discontinued operations,
   net of tax benefit: 2004, $(1,186); 2003, $(7,755)              --     1,592   (59,556)
                                                             --------   -------   -------
Net loss from discontinued operations                              --    (2,145)  (66,457)
Net earnings (loss) before accounting change                   43,544    35,671   (39,719)
Cumulative effect of accounting change, net of tax of $842         --        --    (1,419)
                                                             --------   -------   -------
Net earnings (loss)                                          $ 43,544    35,671   (41,138)
                                                             --------   -------   -------
Earnings per share:
   Basic:
      Continuing operations                                  $   1.71      1.47      1.05
      Discontinued operations                                      --     (0.09)    (2.62)
      Cumulative effect of accounting change                       --        --     (0.06)
                                                             --------   -------   -------
      Net earnings (loss)                                    $   1.71      1.38     (1.63)
                                                             --------   -------   -------
   Diluted:
      Continuing operations                                  $   1.66      1.42      1.02
      Discontinued operations                                      --     (0.08)    (2.53)
      Cumulative effect of accounting change                       --        --     (0.06)
                                                             --------   -------   -------
      Net earnings (loss)                                    $   1.66      1.34     (1.57)
                                                             --------   -------   -------
Average common shares outstanding (in thousands):
   Basic                                                       25,511    25,803    25,350
   Diluted                                                     26,306    26,648    26,256
                                                             ========   =======   =======

See accompanying notes to consolidated financial statements.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 25

CONSOLIDATED BALANCE SHEETS

Years ended September 30,                                              2005       2004
-------------------------                                            --------   -------
(Dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                            $104,484    72,281
Accounts receivable, less allowance for doubtful accounts of
   $585 and $626 in 2005 and 2004, respectively                        68,819    77,729
Costs and estimated earnings on long-term contracts, less progress
   billings of $7,033 and $2,210 in 2005 and 2004, respectively         4,392     2,476
Inventories                                                            48,645    44,287
Current portion of deferred tax assets                                 30,219    27,810
Other current assets                                                    8,394     8,947
                                                                     --------   -------
   Total current assets                                               264,953   233,530
                                                                     --------   -------
PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                                           5,493     5,309
   Buildings and leasehold improvements                                42,918    42,026
   Machinery and equipment                                             76,741    75,455
   Construction in progress                                             1,108     1,022
                                                                     --------   -------
                                                                      126,260   123,812
   Less accumulated depreciation and amortization                      59,070    54,709
                                                                     --------   -------
      Net property, plant and equipment                                67,190    69,103
Goodwill                                                               68,880    68,949
Deferred tax assets                                                        --    10,055
Other assets                                                           27,697    20,803
                                                                     --------   -------
                                                                     $428,720   402,440
                                                                     ========   =======

See accompanying notes to consolidated financial statements.


26 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

Years ended September 30,                                          2005       2004
-------------------------                                        --------   -------
(Dollars in thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITES:
Short-term borrowings and current maturities of long-term debt   $     --       151
Accounts payable                                                   29,299    32,455
Advance payments on long-term contracts, less costs incurred
   of $10,949 and $8,017 in 2005 and 2004, respectively             6,773     4,305
Accrued salaries                                                   12,024    11,896
Accrued other expenses                                             14,661    19,515
                                                                 --------   -------
   Total current liabilities                                       62,757    68,322
                                                                 --------   -------
Deferred income                                                     3,134     2,738
Pension obligations                                                17,481    13,899
Other liabilities                                                  14,324     9,497
Long-term debt                                                         --       368
                                                                 --------   -------
   Total liabilities                                               97,696    94,824
                                                                 --------   -------

SHAREHOLDERS' EQUITY:
   Preferred stock, par value $.01 per share, authorized
      10,000,000 shares                                                --        --
   Common stock, par value $.01 per share, authorized
      50,000,000 shares; Issued 28,738,958 and 28,297,804
      shares in 2005 and 2004, respectively                           287       142
   Additional paid-in capital                                     228,317   221,711
   Retained earnings                                              159,363   115,963
   Accumulated other comprehensive loss                            (5,566)   (3,698)
                                                                 --------   -------
                                                                  382,401   334,118
   Less treasury stock, at cost (3,175,626 and 2,514,704
      common shares in 2005 and 2004, respectively)               (51,377)  (26,502)
                                                                 --------   -------
Total shareholders' equity                                        331,024   307,616
                                                                 --------   -------
                                                                 $428,720   402,440
                                                                 ========   =======

See accompanying notes to consolidated financial statements.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 27

CONSOLIDATED STATEME ENTS OF SHAREHOLDERS' EQUITY

                                                                                      Accumulated
                                             Common Stock    Additional                  Other
                                           ---------------     Paid-In    Retained   Comprehensive   Treasury
Years ended September 30,                  Shares   Amount     Capital    Earnings   Income (Loss)     Stock     Total
-------------------------                  ------   ------   ----------   --------   -------------   --------   -------
(In thousands)
Balance, September 30, 2002                13,601    $136      209,402    121,430       (9,473)      (15,184)   306,311
Comprehensive loss:
   Net loss                                    --      --           --    (41,138)          --            --    (41,138)
   Translation adjustments                     --      --           --         --        3,880            --      3,880
   Minimum pension liability,
      net of tax of $641                       --      --           --         --       (1,190)           --     (1,190)
   Interest rate swap adjustment
      net of tax benefit of $(970)             --      --           --         --        1,801            --      1,801
                                                                                                                -------
Comprehensive loss                                                                                              (36,647)
                                                                                                                -------
Stock options and stock compensation
   plans, net of tax benefit of $(2,659)      332       3        7,104         --           --            56      7,163
Purchases into treasury                        --      --           --         --           --        (1,438)    (1,438)
                                           ------    ----      -------     ------       ------       -------    -------
Balance, September 30, 2003                13,933     139      216,506     80,292       (4,982)      (16,566)   275,389
                                                                                                                -------
Comprehensive income:
   Net earnings                                --      --           --     35,671           --            --     35,671
   Translation adjustments                     --      --           --         --        2,703            --      2,703
   Minimum pension liability,
      net of tax of $815                       --      --           --         --       (1,514)           --     (1,514)
   Interest rate swap adjustment
      net of tax benefit of $(51)              --      --           --         --           95            --         95
                                                                                                                -------
Comprehensive income                                                                                             36,955
                                                                                                                -------
Stock options and stock compensation
   plans, net of tax benefit of $(1,939)      216       3        5,205         --           --            45      5,253
Purchases into treasury                        --      --           --         --           --        (9,981)    (9,981)
                                           ------    ----      -------    -------       ------       -------    -------
Balance, September 30, 2004                14,149     142      221,711    115,963       (3,698)      (26,502)   307,616
                                                                                                                -------
Comprehensive income:
   Net earnings                                --      --           --     43,544           --            --     43,544
   Translation adjustments                     --      --           --         --          680            --        680
   Minimum pension liability,
      net of tax of $1,372                     --      --           --         --       (2,548)           --     (2,548)
                                                                                                                -------
Comprehensive income                                                                                             41,676
                                                                                                                -------
Stock options and stock compensation
   plans, net of tax benefit of $(3,032)      222       1        6,606         --           --            53      6,660
Purchases into treasury                        --      --           --         --           --       (24,928)   (24,928)
100 percent stock dividend                 14,368     144           --       (144)          --            --         --
                                           ------    ----      -------    -------       ------       -------    -------
Balance, September 30, 2005                28,739    $287      228,317    159,363       (5,566)      (51,377)   331,024
                                           ======    ====      =======    =======       ======       =======    =======

See accompanying notes to consolidated financial statements.


28 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended September 30,                                                      2005       2004      2003
-------------------------                                                    --------   -------   -------
(In thousands)
Cash flows from operating activities:
   Net earnings (loss)                                                       $ 43,544    35,671   (41,138)
   Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
      Loss from discontinued operations, net of tax                                --     3,737     6,901
      (Gain) loss on sale of discontinued operations, net of tax                   --    (1,592)   59,556
      Asset impairment                                                            790        --     4,528
      Depreciation and amortization                                            12,184    11,888    13,451
      Changes in operating working capital                                     (4,634)   (2,349)  (15,669)
      Effect of deferred taxes on tax provision                                15,221    14,056    10,137
      Proceeds from settlement of patent litigation                                --        --     7,300
      Gain from settlement of patent litigation                                    --        --    (2,056)
      Other                                                                     1,451     2,351     3,932
                                                                             --------   -------   -------
   Net cash provided by operating activities - continuing operations           68,556    63,762    46,942
   Net cash used by discontinued operations                                        --    (2,735)   (7,907)
                                                                             --------   -------   -------
   Net cash provided by operating activities                                   68,556    61,027    39,035
                                                                             --------   -------   -------
Cash flows from investing activities:
   Acquisition of business - continuing operations                                 --      (294)   (4,000)
   Acquisition of businesses and technology rights-discontinued operations         --        --    (1,364)
   Proceeds from divestiture of businesses                                         --    23,275     6,000
   Proceeds from note receivable                                                   --     2,120        --
   Capital expenditures - continuing operations                                (8,848)  (10,823)  (10,599)
   Capital expenditures - discontinued operations                                  --    (1,390)   (3,528)
   Additions to capitalized software                                           (8,342)   (8,299)   (1,019)
                                                                             --------   -------   -------
   Net cash provided (used) by investing activities                           (17,190)    4,589   (14,510)
                                                                             --------   -------   -------
Cash flows from financing activities:
   Proceeds from long-term debt                                                    --       378        --
   Principal payments on long-term debt - continuing operations                  (519)     (516)  (31,636)
   Principal payments on long-term debt - discontinued operations                  --    (9,024)     (621)
   Net increase (decrease) in short-term borrowings                                --   (10,000)   10,000
   Purchases of common stock into treasury                                    (24,928)   (9,981)   (1,438)
   Other, including exercise of stock options                                   6,284     4,523     5,525
                                                                             --------   -------   -------
   Net cash used by financing activities                                      (19,163)  (24,620)  (18,170)
                                                                             --------   -------   -------
Net increase in cash and cash equivalents                                      32,203    40,996     6,355
Cash and cash equivalents at beginning of year                                 72,281    31,285    24,930
                                                                             --------   -------   -------
Cash and cash equivalents at end of year                                     $104,484    72,281    31,285
                                                                             ========   =======   =======
Changes in operating working capital:
   Accounts receivable, net                                                  $  8,910    (8,350)  (12,149)
   Costs and estimated earnings on long-term contracts, net                    (1,916)    2,187    (1,712)
   Inventories                                                                 (4,358)    4,145    (3,883)
   Other current assets and current portion of deferred tax assets             (1,856)   (2,405)   (2,692)
   Accounts payable                                                            (3,156)   (2,485)      839
   Advance payments on long-term contracts, net                                 2,468     3,161    (1,562)
   Accrued expenses                                                            (4,726)    1,398     5,490
                                                                             --------   -------   -------
                                                                             $ (4,634)   (2,349)  (15,669)
                                                                             --------   -------   -------
Supplemental cash flow information:
   Interest paid                                                             $     33       402       805
   Income taxes paid (including state, foreign & AMT)                           6,269     4,974     6,208
                                                                             ========   =======   =======

See accompanying notes to consolidated financial statements.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2005 presentation.

(B) BASIS OF PRESENTATION

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2005 and 2004.

(C) NATURE OF OPERATIONS

The Company has three industry operating units: Filtration/Fluid Flow, Communications and Test. The Filtration/Fluid Flow unit develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. The Communications unit provides a well-proven power line based communications system to the electric utility industry. The Two-Way Automatic Communications System, known as the TWACS(R) system, is currently used for automatic meter reading (AMR) and related advanced metering functions, as well as having load management capabilities. The Test unit is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary's senior management for $5.3 million. An after-tax gain of $1.6 million related to the sale of the MicroSep businesses is reflected in the Company's fiscal 2004 results in discontinued operations. The MicroSep businesses are accounted for as a discontinued operation. See Note 2, "Discontinued Operations".

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

(E) REVENUE RECOGNITION

The majority of the Company's revenues are recognized when products are shipped to or when services are performed for unaffiliated customers. Other revenue recognition methods the Company uses include the following: revenue on production contracts is recorded when specific contract terms are fulfilled, which is when the product or service is delivered; revenue from cost reimbursement contracts is recorded as costs are incurred, plus fees earned; revenue under long-term contracts, for which delivery is an inappropriate measure of performance, is recognized on the percentage-of-completion method based upon incurred costs compared to total estimated costs under the contract; and revenue under engineering contracts is generally recognized as milestones are attained. The Company has certain revenue arrangements with multiple elements within the Test and Communications segments. For such arrangements, the Company determines the fair value of each element under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables" and SOP 81 -1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue of each element is then recognized when the products and/or services are delivered. Revenue


30 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

arrangements with software components are recognized under the provisions of SOP 97-2, "Software Revenue Recognition." For software arrangements with multiple elements, the timing of revenue recognition is dependent upon vendor-specific objective evidence (VSOE) of fair value for each of the elements. The availability of VSOE affects the timing of revenue recognition, which can vary from recognizing revenue at the time of delivery of each element, to the percentage of completion method, or ratably over the performance period. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

(F) CASH AND CASH EQUIVALENTS

Cash equivalents include temporary investments that are readily convertible into cash, such as Euro dollars, commercial paper and treasury bills with original maturities of three months or less.

(G) ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management's evaluation of the financial condition of the customer and historical write-off experience.

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

(K) GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets." Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents and technology rights. See Note 5 below regarding goodwill and other intangible assets activity.

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


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 31

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

(P) EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method. On August 5, 2005, the Company's Board of Directors approved a 2-for-1 stock split which was effected as a 100 percent stock dividend and was paid on September 23, 2005 to shareholders of record as of September 9, 2005. The prior year amounts have been adjusted to be consistent with the current year presentation.

The number of shares used in the calculation of earnings per share for each year presented is as follows:

                                                2005     2004     2003
                                               ------   ------   ------
(In thousands)
Weighted Average Shares Outstanding--Basic     25,511   25,803   25,350
Dilutive Options and performance-accelerated
   restricted stock                               795      845      906
                                               ------   ------   ------
Adjusted Shares--Diluted                       26,306   26,648   26,256
                                               ======   ======   ======

Options to purchase 6,000 shares at prices ranging from $49.74 - $50.26 were outstanding during the year ended September 30, 2005, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 74,500 shares at prices ranging from $24.76 - $32.33 were outstanding during the year ended September 30, 2004, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. There were no options outstanding


32 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

during the year ended September 30, 2003 where the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 36,000, 14,000 and 100,000 restricted shares were outstanding but unearned at September 30, 2005, 2004 and 2003, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

(Q) STOCK-BASED COMPENSATION

The Company measures its compensation cost of equity instruments issued under employee compensation plans under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of SFAS 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under APB 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans and performance-accelerated restricted share plans been determined based on the fair value at the grant date for awards outstanding during 2005, 2004 and 2003 consistent with the provisions of this Statement, the Company's net earnings (loss) and net earnings (loss) per share would have been as shown in the table below:

Pro forma (Unaudited)                                        2005     2004      2003
---------------------                                      -------   ------   -------
(Dollars in thousands, except per share amounts)
Net earnings (loss), as reported                           $43,544   35,671   (41,138)
Add: stock-based employee compensation expense included
   in reported net earnings (loss), net of tax               1,165      866     1,111
Less: total stock-based employee compensation expense
   determined under fair value based methods, net of tax    (3,476)  (1,910)   (3,053)
                                                           -------   ------   -------
Pro forma net earnings (loss)                              $41,233   34,627   (43,080)
                                                           -------   ------   -------
Net earnings (loss) per share:
   Basic--as reported                                      $  1.71     1.38     (1.62)
   Basic--pro forma                                           1.62     1.34     (1.70)
   Diluted--as reported                                       1.66     1.34     (1.57)
   Diluted--pro forma                                         1.57     1.30     (1.64)
                                                           =======   ======   =======

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

Accumulated other comprehensive loss as shown on the consolidated balance sheet of $(5.6) million and $(3.7) million at September 30, 2005 and 2004, respectively, consisted of $3.0 million and $2.4 million related to currency translation adjustments; $(8.6) million and $(6.1) million related to the minimum pension liability, respectively.

(S) DEFERRED INCOME

Deferred income represents the long-term portion of unearned income related to two patent infringement agreements. The amount is being amortized into income on a straight-line basis over the remaining patent life through 2011. The current portion of approximately $0.5 million is classified in accrued expenses on the Consolidated Balance Sheet.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(T) NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment" (SFAS No. 123 (R)). This Statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123 (R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. SFAS 123 (R) is effective for the first annual period beginning after June 15, 2005. The Company plans to adopt the provisions of this Statement in the first quarter of fiscal 2006 on a prospective basis. The Company currently provides the pro forma disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure."

In December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP 109-2)." The American Jobs Creation Act of 2004, (the "Act") provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. The Company is currently evaluating the merits of repatriating funds under the Act. The range of reasonably possible amounts of unremitted earnings that are being considered for repatriation is between zero and $38.5 million, which would require the Company to pay income taxes in the range of zero to $2.9 million. Federal income taxes on the repatriated amounts would be based on the 5.25% effective statutory rate as provided in the Act, plus applicable withholding taxes. To date, the Company has not provided for income taxes on unremitted earnings generated by non-U.S. subsidiaries given the Company's historical intent to permanently invest these earnings abroad. As a result, additional taxes may be required to be recorded for any funds repatriated under the Act. The Company expects to complete its evaluation of the repatriation provision of the Act by September 30, 2006.

2. DISCONTINUED OPERATIONS

MICROFILTRATION AND SEPARATIONS BUSINESSES (MICROSEP)

The MicroSep businesses consisted of PTI Advanced Filtration Inc., PTI Technologies Limited, and PTI S.p.A. Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary's senior management for $5.3 million. An after-tax gain of $1.6 million related to the sale of the MicroSep businesses is reflected in the Company's 2004 results in discontinued operations.

The MicroSep businesses are accounted for as a discontinued operation in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The net sales from the MicroSep businesses were $29.4 million and $43.8 million for the years ended September 30, 2004 and 2003, respectively. The pre-tax loss from operations from the MicroSep businesses were $(5.0) million and $(8.9) million for the years ended September 30, 2004 and 2003, respectively.)

RANTEC

Effective April 11, 2003, the Company completed the sale of Rantec Power Systems Inc. (Rantec) to an entity owned by a group of investors primarily comprised of the subsidiary's management. The Company received $6.0 million from the buyer at closing. A pretax gain of $1.6 million related to the sale is reflected in the Company's 2003 results in discontinued operations. Rantec is accounted for as a discontinued operation in accordance with SFAS 144 and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. Rantec's net sales and pre-tax earnings from operations were $5.7 million and $0.1 million, respectively, for the year ended September 30, 2003.

3. ACQUISITIONS

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


34 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 31, 2002, the Company acquired the assets and certain liabilities of Austin Acoustic Systems, Inc. (Austin Acoustics) for $4 million in cash. Austin Acoustics, headquartered in Austin, TX, is a leading supplier of noise control chambers for the test, medical and broadcast/music industries. The assets, liabilities and results of operations since the date of acquisition are included within the Test segment.

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

4. ASSET IMPAIRMENT

In June 2005, the Company abandoned its plans to commercialize certain sensor products at PTI Technologies Inc. which resulted in an asset impairment charge of $0.8 million to write-off certain patents and a related licensing agreement. The Company ended its development efforts on this program after it determined that the market was not developing as quickly as anticipated and the expected costs and timeframe to fully commercialize the products were not acceptable.

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

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Included on the Company's Consolidated Balance Sheet at September 30, 2005 and 2004 are the following intangible assets gross carrying amounts and accumulated amortization:

                                                                         2005   2004
                                                                        -----   ----
(Dollars in millions)
Goodwill:
   Gross carrying amount                                                $77.8   77.8
   Less: accumulated amortization                                         8.9    8.9
                                                                        -----   ----
         Net                                                            $68.9   68.9
                                                                        -----   ----
Intangible assets with determinable lives: (included in Other Assets)
   Patents
      Gross carrying amount                                             $17.5   17.4
      Less: accumulated amortization                                     13.1   12.2
                                                                        -----   ----
         Net                                                            $ 4.4    5.2
                                                                        -----   ----
   Capitalized software
      Gross carrying amount                                             $23.9   15.6
      Less: accumulated amortization                                      6.8    6.0
                                                                        -----   ----
         Net                                                            $17.1    9.6
                                                                        -----   ----
   Other
      Gross carrying amount                                             $ 0.4    0.8
      Less: accumulated amortization                                      0.3    0.3
                                                                        -----   ----
         Net                                                            $ 0.1    0.5
                                                                        =====   ====

The Company performed its annual evaluation of goodwill for impairment during the fourth quarter of fiscal 2005 and concluded no impairment existed at September 30, 2005.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2005 and 2004 are as follows:

                                                               Filtration   Test
                                                               ----------   ----
(Dollars in millions)
Balance as of September 30, 2003                                  $39.6     29.1
   Foreign currency translation                                     0.2       --
                                                                  -----     ----
Balance as of September 30, 2004 and 2005                         $39.8     29.1
                                                                  =====     ====

Amortization expense related to intangible assets with determinable lives was $2.0 million, $2.4 million and $2.4 million in 2005, 2004 and 2003, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally 3-7 years. Estimated intangible assets amortization for fiscal year 2006 is approximately $4 million. Estimated intangible asset amortization for fiscal years 2007 through 2010 is estimated at approximately $8 million per year. The increase is related to the additional costs associated with the TNG software.

6. ACCOUNTS RECEIVABLE

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2005 and 2004:

                                                                  2005     2004
                                                                -------   ------
(Dollars in thousands)
Commercial                                                      $66,871   72,711
U.S. Government and prime contractors                             1,948    5,018
                                                                -------   ------
   Total                                                        $68,819   77,729
                                                                =======   ======

7. INVENTORIES

Inventories consist of the following at September 30, 2005 and 2004:

                                                                  2005     2004
                                                                -------   ------
(Dollars in thousands)
Finished goods                                                  $14,361   11,444
Work in process - including long-term contracts                  12,512   13,759
Raw materials                                                    21,772   19,084
                                                                -------   ------
   Total                                                        $48,645   44,287
                                                                =======   ======

8. PROPERTY, PLANT AND EQUIPMENT

Depreciation expense from continuing operations of property, plant and equipment for the years ended September 30, 2005, 2004 and 2003 was $10.1 million, $9.5 million and $11.1 million, respectively.


36 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The closure and relocation of the Filtertek Puerto Rico facility were completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2005. The facility is being marketed for sale.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2005, 2004 and 2003 was $6.3 million, $5.8 million and $6.1 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2005 are:

Years ending September 30:
--------------------------
(Dollars in thousands)
2006                         $ 5,366
2007                           4,844
2008                           3,340
2009                           2,030
2010 and thereafter            5,043
                             -------
   Total                     $20,623
                             =======

9. INCOME TAX EXPENSE

Total income tax expense for the years ended September 30, 2005, 2004 and 2003 was allocated as follows:

                                                         2005     2004     2003
                                                       -------   ------   ------
(Dollars in thousands)
Income tax expense from continuing operations          $20,363   22,748   16,625
Discontinued operations (including establishment of
   valuation allowance in 2003)                             --   (2,481)  (9,576)
Tax impact of cumulative effect of accounting change        --       --     (842)
                                                       -------   ------    -----
   Total income tax expense                            $20,363   20,267    6,207
                                                       =======   ======    =====

For the year ended September 30, 2005, pretax earnings related to United States (U.S.) and foreign tax jurisdictions were $52.5 million and $11.4 million, respectively. For the year ended September 30, 2004, pretax earnings related to U.S. and foreign tax jurisdictions were $46.3 million and $9.6 million, respectively. For the year ended September 30, 2003, pretax loss related to U.S. and foreign tax jurisdictions was $22.2 million and $12.7 million, respectively.

The principal components of income tax expense from continuing operations for the years ended September 30, 2005, 2004 and 2003 consist of:

                                                   2005     2004     2003
                                                 -------   ------   ------
(Dollars in thousands)
Federal
   Current (including Alternative Minimum Tax)   $   874   14,153    3,407
   Deferred                                       15,313    3,641    9,869
State and local:
   Current                                         2,414    3,259    1,982
   Deferred                                          (21)      76      162
Foreign:
   Current                                         1,854    1,752    1,099
   Deferred                                          (71)    (133)     106
                                                 -------   ------   ------
   Total                                         $20,363   22,748   16,625
                                                 =======   ======   ======


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The actual income tax expense from continuing operations for the years ended September 30, 2005, 2004 and 2003 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

                                           2005   2004   2003
                                           ----   ----   ----
Federal corporate statutory rate           35.0%  35.0%  35.0%
State and local, net of Federal benefits    2.4    3.5    3.1
Foreign - Puerto Rico                      (4.6)  (3.1)  (0.8)
Foreign - Other                            (1.6)    --     --
Other, net                                  0.7    2.2    1.1
                                           ----   ----   ----
Effective income tax rate                  31.9%  37.6%  38.4%
                                           ====   ====   ====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2005, and 2004 are presented below.

                                                                2005       2004
                                                              --------   -------
(Dollars in thousands)
Deferred tax assets:
   Inventories, long-term contract accounting, contract
      cost reserves and others                                $  3,159     3,851
   Pension and other postretirement benefits                     6,981     5,576
   Net operating loss carryforward                              17,410    28,222
   Capital loss carryforward                                     7,381     7,378
   Other compensation-related costs and other cost accruals     11,687    12,871
                                                              --------   -------
      Total deferred tax assets                                 46,618    57,898
Deferred tax liabilities:
   Plant and equipment, depreciation methods, acquisition
      asset allocations, and other                             (12,926)  (10,854)
                                                              --------   -------
   Net deferred tax asset before valuation allowance            33,692    47,044
Less valuation allowance                                        (9,096)   (9,179)
                                                              --------   -------
   Net deferred tax assets                                    $ 24,596    37,865
                                                              ========   =======

Net deferred tax assets are classified in the Consolidated Balance Sheets as set forth below.

                                             2005     2004
                                           -------   ------
(Dollars in thousands)
Current portion of deferred tax assets     $30,219   27,810
Deferred tax assets (non-current)               --   10,055
Deferred tax liabilities (non-current) -
   Included in Other Liabilities            (5,623)      --
                                           -------   ------
   Net deferred tax assets                 $24,596   37,865
                                           =======   ======

Management believes that, based on the Company's historical pretax income together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at September 30, 2005. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $70 million, of which $45 million is required to be realized prior to the expiration of the NOL carryforward in the United States, of which $5 million will expire in 2018; and $40 million will expire in 2019. The NOL carryforward may be used to reduce future Federal income tax cash payments.


38 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has established a valuation allowance of $7.4 million against the capital loss carryforward generated in 2004, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain NOL carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $1.7 million and $1.8 million at September 30, 2005 and 2004, respectively.

On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (the "2004 Jobs Act"). The 2004 Jobs Act repeals the extraterritorial income exclusion and provides for (i) a new deduction for domestic manufacturing and production income, (ii) international tax reforms, (iii) a temporary incentive for U.S. multinational companies to reinvest foreign earnings in the U.S., and (iv) numerous other business tax relief provisions. The foreign earnings repatriation provision provides an 85% dividends received deduction for certain dividends received from controlled foreign corporations. In addition, in December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (2004 Jobs
Act). The Company is currently evaluating the merits of repatriating funds under the 2004 Jobs Act. The range of reasonably possible amounts of unremitted earnings that are being considered for repatriation is between zero and $38.5 million, which would require the Company to pay income taxes in the range of zero to $2.9 million. Federal income taxes on the repatriated amounts would be based on the 5.25% effective statutory rate as provided in the 2004 Jobs Act, plus applicable withholding taxes. Federal income taxes and applicable withholding taxes would be required to be recorded for any funds repatriated under the 2004 Jobs Act. The Company expects to complete its evaluation of the repatriation provision of the 2004 Jobs Act by September 30, 2006.

No deferred taxes have been provided on the accumulated unremitted earnings of the Company's foreign subsidiaries as of September 30, 2005. The Company's intention is to reinvest these earnings indefinitely. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $13.9 million would be due, which would correspondingly reduce the Company's net earnings and net operating loss carryforward, without consideration of the potential application of the 2004 Jobs Act described above.

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company's potential tax liability occurred during the year ended September 30, 2005, and may occur in the future as the Company's assessment changes based on examinations in various jurisdictions and/or changes in tax laws, regulations and case law, the Company's estimate of income tax liabilities may differ from actual payments or assessments.

10. DEBT

Long-term debt consists of the following at September 30, 2005 and 2004:

                                                           2005   2004
                                                           ----   ----
(Dollars in thousands)
Long-term borrowings under the revolving credit facility    $--     --
Other debt                                                   --    519
Less current maturities of long-term debt                    --   (151)
                                                            ---   ----
   Long-term debt--continuing operations                    $--    368
                                                            ===   ====

Effective October 6, 2004, the Company entered into a $100 million revolving credit facility with a $50 million increase option that has a final maturity and expiration of October 6, 2009. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent.

At September 30, 2005, the Company had approximately $98.6 million available to borrow under the credit facility in addition to its $104.5 million cash on hand. At September 30, 2005, the Company had no borrowings, and outstanding letters of credit of $2.5 million.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 17.5-27.5 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include limitations on leverage, minimum consolidated EBITDA and minimum net worth.

There were no borrowings under the credit facility at September 30, 2005 and 2004, respectively. During 2005 and 2004, the maximum aggregate short-term borrowings at any month-end were zero and $12.0 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were zero and $2.7 million, respectively; and the weighted average interest rates were not applicable in 2005, 1.87% in 2004 and 1.78% in 2003. The letters of credit issued and outstanding under the credit facility totaled $1.4 million and $3.2 million at September 30, 2005, and 2004, respectively.

11. CAPITAL STOCK

The 28,738,958 and 28,297,804 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2005 and 2004 represent the actual number of shares issued at the respective dates. The Company held 3,175,626 and 2,514,704 common shares in treasury at September 30, 2005 and 2004, respectively. The above numbers reflect the 2-for-1 stock split effected on September 23, 2005.

The Company has various stock option plans that permit the Company to grant key Management employees (1) options to purchase shares of the Company's common stock or (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options. All outstanding options were granted at prices equal to fair market value at the date of grant.

Information regarding stock options awarded under the option plans is as follows (note that prior year information was adjusted to reflect the 2-for-1 stock split during 2005):

                                       FY2005                   FY2004                   FY2003
                               ----------------------   ----------------------   ----------------------
                                            ESTIMATED                Estimated                Estimated
                                            WEIGHTED                 Weighted                 Weighted
                                 SHARES    AVG. PRICE     Shares    Avg. Price     Shares    Avg. Price
                               ---------   ----------   ---------   ----------   ---------   ----------
October 1                      1,356,094     $13.63     1,529,192     $10.89     2,079,076     $ 9.79
   Granted                       376,200     $35.55       291,600     $24.15        89,000     $17.38
   Exercised                    (388,340)    $10.94      (385,166)    $10.13      (601,874)    $ 7.97
   Cancelled                     (19,406)    $24.96       (79,532)    $16.26       (37,010)    $13.16
                               ---------     ------     ---------     ------     ---------     ------
September 30,                  1,324,548     $20.48     1,356,094     $13.63     1,529,192     $10.89
At September 30,
   Reserved for future grant   1,428,032                1,665,238                  462,396
   Exercisable                   755,612     $12.29       818,824     $ 9.71       862,450     $ 8.60
                               =========     ======     =========     ======     =========     ======

The weighted-average fair value of stock options granted in 2005, 2004, and 2003 was $11.28, $6.84, and $7.01, respectively.


40 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary information regarding stock options outstanding at September 30, 2005 is presented below:

                                    Options Outstanding
                  ------------------------------------------------------
                        Number         Weighted-Average      Weighted
Range of            Outstanding at         Remaining          Average
Exercise Prices   September 30, 2005   Contractual Life   Exercise Price
---------------   ------------------   ----------------   --------------
$3.09 - $6.19            147,250           3.4 years          $ 5.38
$7.09 - $9.61            133,846           4.3 years          $ 8.76
$10.72 - $13.64          166,070           6.0 years          $12.52
$14.52 - $18.17          259,444           7.0 years          $15.10
$22.68 - $32.32          246,738           3.3 years          $24.18
$35.18 - $50.26          371,200           4.0 years          $35.56
                       ---------           ---------          ------
                       1,324,548           4.7 years          $20.48
                       =========           =========          ======

                       Exercisable Options Outstanding
                  ----------------------------------------
Range of          Number Exercisable at   Weighted Average
Exercise Price      September 30, 2005     Exercise Price
--------------    ---------------------   ----------------
$3.09 - $6.19            147,250               $ 5.38
$7.09 - $9.61            133,846               $ 8.76
$10.72 - $13.64          166,070               $12.52
$14.52 - $22.77          251,419               $15.27
$24.20 - $32.32           57,027               $24.58
                         -------               ------
                         755,612               $12.29
                         =======               ======

The options granted prior to September 30, 2003 have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: expected dividend yield of 0% in all periods; expected volatility of 23.5%, 21.4% and 31.5%, risk-free interest rate of 3.9%, 4.2% and 3.9%, and expected life based on historical exercise periods of 3.58 years, 4.25 years and 4.13 years.

In August 2004, the Company's Board of Directors approved the extension of the previously authorized (February 2001) open market repurchase program originally authorizing up to 2.6 million shares of its common stock, which is subject to market conditions and other factors and covers the period through September 30, 2006. The Company repurchased 670,072, 312,400 and 85,762 shares in 2005, 2004, and 2003, respectively, and has 1,152,966 shares remaining under this program at September 30, 2005. These amounts are shown on an adjusted basis to account for the 2-for-1 stock split which occurred on September 23, 2005.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be added to the authorized shares allocated 2,000,000 shares for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. In addition, the Company may, in its discretion, use shares held in the Treasury in lieu of authorized but unissued shares.

During 2001, the Board of Directors authorized and the shareholders approved, the 2001 Stock Incentive Plan, which states, in part, that on February 8, 2001, and on each October 1 thereafter, through October 1, 2004, there shall be added to the authorized shares allocated the lesser of (i) 1 % of the total outstanding shares as of each such date, or (ii) 125,000 shares which may be used for the grant of stock options, stock appreciation rights, performance share awards or restricted stock. In addition, the Company may, in its discretion, use shares held in the Treasury in lieu of authorized but unissued shares.

At September 30, 2005, the maximum number of performance-accelerated restricted shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 361,162 shares, respectively. During fiscal 2005, 67,000 shares have been awarded and 118,736 shares have been earned cumulatively. Compensation expense related to these awards was $1.9 million, $1.4 million and $1.9 million in 2005, 2004 and 2003, respectively. These shares vest over five years with accelerated vesting over three years if certain performance targets are achieved. The 2005, 2004 and 2003 performance-accelerated restricted share award grants were valued at the stock price on the date of grant.

See note 1 (q) of notes to consolidated financial statements for a discussion of SFAS 148 and related disclosures.

12. RETIREMENT AND OTHER BENEFIT PLANS

Substantially all employees are covered by defined contribution pension plans maintained by the Company for the benefit of its employees. Effective December 31, 2003, the Company's defined benefit plan was frozen and no additional benefits will be accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal.

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


42 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended September 30, 2005, and a statement of the funded status as of September 30, 2005 and 2004:

                                                    Pension              Other
                                                   Benefits     Postretirement Benefits
                                                 ------------   -----------------------
                                                  2005   2004         2005   2004
                                                 -----   ----         ----   ----
(Dollars in millions)
RECONCILIATION OF BENEFIT OBLIGATION
Net benefit obligation at beginning of year      $45.0   41.0         $0.7    0.5
Service cost                                        --    0.6           --     --
Interest cost                                      2.6    2.5           --     --
Actuarial (gain) loss                              4.2    2.4           --    0.2
Curtailment                                         --     --           --     --
Settlements                                         --     --           --     --
Plan participant contributions                      --     --           --    0.1
Gross benefits paid                               (1.6)  (1.5)          --   (0.1)
                                                 -----   ----         ----    ---
Net benefit obligation at end of year            $50.2   45.0         $0.7    0.7
                                                 =====   ====         ====    ===
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year   $31.1   28.7         $ --     --
Actual return on plan assets                       3.0    2.8           --     --
Employer contributions                             0.2    1.1           --     --
Plan participant contributions                      --     --           --    0.1
Gross benefits paid                               (1.6)  (1.5)          --   (0.1)
                                                 -----   ----         ----    ---
Fair value of plan assets at end of year         $32.7   31.1         $ --     --
                                                 =====   ====         ====    ===

Employer contributions and benefits paid under the pension plans include $0.2 million paid from employer assets in 2005 and 2004.

                                                                 Pension               Other
                                                                Benefits      Postretirement Benefits
                                                             --------------   -----------------------
                                                              2005     2004         2005   2004
                                                             ------   -----        -----   ----
(Dollars in millions)
Funded Status
Funded status at end of year                                 $(17.5)  (13.9)       $(0.7)  (0.7)
Unrecognized prior service cost                                  --      --         (0.1)    --
Unrecognized net actuarial (gain) loss                         13.3     9.4         (1.1)  (1.2)
                                                             ------   -----        -----   ----
   Accrued benefit cost                                        (4.2)   (4.5)        (1.9)  (1.9)
                                                             ------   -----        -----   ----
Amounts recognized in the Balance Sheet consist of:
Accrued benefit cost                                           (4.2)   (4.5)        (1.9)  (1.9)
Additional minimum liability                                  (13.3)   (9.4)          --     --
Accumulated other comprehensive income (before tax effect)     13.3     9.4           --     --
                                                             ------   -----        -----   ----
   Accrued benefit liability                                 $ (4.2)   (4.5)       $(1.9)  (1.9)
                                                             ======   =====        =====   ====

An additional $3.9 million was included in other comprehensive income during the current year period arising from a change in the additional minimum liability during 2005.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2005, 2004 and 2003:

                                                         Postretirement
                                   Pension Benefits         Benefits
                                 -------------------   ------------------
                                  2005   2004   2003   2005   2004   2003
                                 -----   ----   ----   ----   ----   ----
(Dollars in millions)
Service cost                     $  --    0.6    1.9    $--     --     --
Interest cost                      2.6    2.5    2.9     --     --    0.1
Expected return on plan assets    (2.9)  (2.9)  (3.0)    --     --     --
Amortization of service costs       --     --    0.1     --     --     --
Net actuarial gain                 0.2    0.1    0.2     --     --     --
Curtailment charge                  --     --    0.4     --     --     --
Net amortization and deferral       --     --     --     --   (0.1)  (0.2)
Settlement charge                   --     --     --     --     --   (2.2)
                                 -----   ----   ----    ---   ----   ----
   Net periodic benefit cost      (0.1)   0.3    2.5     --   (0.1)  (2.3)
Defined contribution plans         2.4    1.9    0.4     --     --     --
                                 -----   ----   ----    ---   ----   ----
   Total                         $ 2.3    2.2    2.9    $--   (0.1)  (2.3)
                                 =====   ====   ====    ===   ====   ====

The Company recognized a curtailment charge and settlement charge in 2003 as a result of a change in plan benefits and the sale of Rantec in April 2003.

The following weighted-average assumptions were used to determine the net periodic benefit cost for pension and postretirement plans:

                                                 Pension and Other Postretirement Benefits
                                                 -----------------------------------------
                                                            2005   2004   2003
                                                            ----   ----   ----
Discount rate                                               6.00%  6.00%  6.75%
Rate of increase in compensation levels(1)                   N/A   4.00%  4.50%
Expected long-term rate of return on assets(1)              8.25%  8.25%  8.50%
                                                            ====   ====   ====

(1)  Applies only to pension plans

The following weighted-average assumptions were used to determine the net periodic benefit obligations for pension and postretirement plans:

                                                Pension and Other
                                             Postretirement Benefits
                                             -----------------------
                                                   2005   2004
                                                   ----   ----
Discount rate                                      5.25%  6.00%
Rate of increase in compensation levels(1)           --     --
                                                   ====   ====

(1)  Applies only to pension plans

The assumed rate of increase in compensation levels is not applicable in 2005 and 2004 as the plan was frozen as of December 31, 2003.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The September 30, 2005 net benefit obligation was based on a health care cost trend of 9% for 2005, decreasing 1% per year to 5% in 2010. The September 30, 2004 net benefit obligation was based on a health care cost trend of 10% for 2004, decreasing 1% per year to 5% in 2010. A one-percentage-point change in the assumed health care cost trend rates would have had less than a $3,000 impact on the postretirement benefit obligation. The net periodic benefit cost was based on an assumed health care cost trend of 10% for 2005 decreasing 1% per year to 5% in 2010, 9% for 2004 decreasing 1% per year to 5% in 2008, and 10% for 2003 decreasing 1% per year to 5% in 2008. A one-percentage-point change in the assumed health care cost trend rates would have had less than a $1,000 impact on total of service and interest cost.


44 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The asset allocation for the Company's pension plans at the end of 2005 and 2004, the Company's acceptable range and the target allocation for 2006, by asset category, follows:

                                                     Percentage of
                                                    Plan Assets at
                            Target                     Year-end
                          Allocation   Acceptable   --------------
ASSET CATEGORY               2006         Range       2005   2004
--------------            ----------   ----------     ----   ----
Equity securities             60%        50-70%        65%    63%
Fixed income                  40%        30-50%        31%    34%
Cash / cash equivalents        0%          0-5%         4%     3%

The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plans. The Company regularly monitors performance and compliance with investment guidelines.

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

                                         Pension Benefits   Other Benefits
                                         ----------------   --------------
(Dollars in millions)
Expected Employer Contributions - 2006         $ 0.9              0.1
                                               -----              ---
Expected Benefit Payments
2006                                             2.0              0.1
2007                                             2.1              0.1
2008                                             2.2              0.1
2009                                             2.3              0.1
2010                                             2.4              0.1
2011-2015                                      $13.5              0.6
                                               =====              ===

13. OTHER FINANCIAL DATA

Items charged to operations during the years ended September 30, 2005, 2004 and 2003 included the following:

                                             2005      2004     2003
                                           --------   ------   ------
(Dollars in thousands)
Salaries and wages (including fringes)     $100,372   93,536   88,968
Maintenance and repairs                       3,897    4,326    3,895
                                           --------   ------   ------
Research and development (R&D) costs:
   Company-sponsored                       $ 16,829   12,201   10,978
   Customer-sponsored                         5,687    6,064    7,067
                                           --------   ------   ------
   Total R&D                               $ 22,516   18,265   18,045
   Other engineering costs                    7,763    9,636    6,694
                                           --------   ------   ------
   Total R&D and other engineering costs   $ 30,279   27,901   24,739
                                           --------   ------   ------
   As a % of net sales                          7.1%     6.6%     6.2%
                                           ========   ======   ======

The increase in salaries and wages in 2005 compared to 2004 and 2003 is mainly due to the addition of personnel within the Communications and Test segments.

Customer-sponsored R&D is defined in note 1 (n) of notes to consolidated financial statements.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BUSINESS SEGMENT INFORMATION

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company has three operating units:
Filtration/Fluid Flow, Communications and RF Shielding and Test (Test). Filtration/Fluid Flow continuing primary operations consist of: Filtertek Inc. (Filtertek), PTI Technologies Inc. (PTI) and VACCO Industries (VACCO). Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. PTI and VACCO develop and manufacture a wide range of filtration products and are leading suppliers of filters to the commercial and defense aerospace, satellite and industrial markets. Each of the components of the Filtration/Fluid Flow segment are presented separately due to differing long-term economics. Communications operations consist of Distribution Control Systems, Inc. (DCSI) which is principally involved in providing two-way power line communication systems for the utility industry. These systems provide the electric utilities with a patented communication technology for demand-side management, distribution automation and automatic meter reading capabilities. Communications also includes the operations of Comtrak Technologies, L.L.C., a provider of digital video security systems. Test segment operations represent the EMC Group, consisting primarily of EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren). The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1 to the Consolidated Financial Statements.

In accordance with SFAS 131, the Company evaluates the performance of its operating units based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories and fixed assets directly associated with the production processes of the segment. Segment assets also include goodwill. Segment depreciation and amortization is based upon the direct assets listed above.

NET SALES

Year ended September 30,          2005     2004    2003
------------------------         ------   -----   -----
(Dollars in millions)
PTI                              $ 40.7    38.1    37.0
VACCO                              38.9    43.2    37.3
Filtertek                          92.1    92.6    89.8
                                 ------   -----   -----
Filtration/Fluid Flow subtotal    171.7   173.9   164.1
Communications                    138.0   137.8   142.3
Test                              119.4   110.4    90.3
                                 ------   -----   -----
Consolidated totals              $429.1   422.1   396.7
                                 ======   =====   =====

Sales to PPL Electric Utilities Corporation were $63.9 million or 16% of the total net sales in 2003. No other customers exceeded 10% of net sales in the periods presented.

EBIT

Year ended September 30,                             2005    2004    2003
------------------------                            -----   -----   -----
(Dollars in millions)
PTI                                                 $ 3.8     2.4     2.9
VACCO                                                10.4    13.7    10.6
Filtertek                                             8.2     5.7     5.3
                                                    -----   -----   -----
Filtration/Fluid Flow subtotal                       22.4    21.8    18.8
Communications                                       38.8    38.4    33.5
Test                                                 12.2    11.3     7.5
Reconciliation to consolidated totals (Corporate)   (11.4)  (11.8)  (16.7)
                                                    -----   -----   -----
Consolidated EBIT                                    62.0    59.7    43.1
   Add: interest income                               1.9     0.8     0.2
                                                    -----   -----   -----
   Earnings before income tax                       $63.9    60.5    43.4
                                                    =====   =====   =====


46 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IDENTIFIABLE ASSETS

Year ended September 30,                             2005     2004    2003
------------------------                            ------   -----   -----
(Dollars in millions)
PTI                                                 $ 36.7    39.7    40.2
VACCO                                                 19.7    21.8    23.9
Filtertek                                             91.5    93.0    91.4
                                                    ------   -----   -----
Filtration/Fluid Flow subtotal                       147.9   154.5   155.5
Communications                                        52.4    51.3    42.4
Test                                                  80.7    75.1    76.0
Reconciliation to consolidated totals
   (Corporate assets)                                147.7   121.5    81.1
Reconciliation to consolidated totals
   (Discontinued operations)                            --      --    38.4
                                                    ------   -----   -----
Consolidated totals                                 $428.7   402.4   393.4
                                                    ======   =====   =====

Corporate assets consist primarily of deferred taxes and cash balances.

CAPITAL EXPENDITURES

Year ended September 30,                            2005   2004   2003
------------------------                            ----   ----   ----
(Dollars in millions)
PTI                                                 $1.0    1.1    1.4
VACCO                                                0.7    0.6    0.3
Filtertek                                            4.0    6.7    5.1
                                                    ----   ----   ----
Filtration/Fluid Flow subtotal                       5.7    8.4    6.8
Communications                                       1.9    1.5    3.0
Test                                                 1.2    0.9    0.7
Reconciliation to consolidated totals
   (Corporate)                                        --     --    0.1
                                                    ----   ----   ----
Consolidated totals                                 $8.8   10.8   10.6
                                                    ====   ====   ====

DEPRECIATION AND AMORTIZATION

Year ended September 30,                            2005    2004   2003
------------------------                            -----   ----   ----
(Dollars in millions)
PTI                                                 $ 1.5    1.7    1.2
VACCO                                                 0.7    0.7    0.9
Filtertek                                             6.2    6.0    6.1
                                                    -----   ----   ----
Filtration/Fluid Flow subtotal                        8.4    8.4    8.2
Communications                                        2.0    1.7    1.5
Test                                                  1.4    1.4    1.3
Reconciliation to consolidated totals (Corporate)     0.4    0.4    2.5
                                                    -----   ----   ----
Consolidated totals                                 $12.2   11.9   13.5
                                                    =====   ====   ====

The 2003 Corporate amount includes the impact of accumulated depreciation recorded upon the consolidation of its synthetic lease obligation onto its balance sheet.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC INFORMATION

NET SALES                2005     2004    2003
---------------------   ------   -----   -----
(Dollars in millions)
United States           $325.3   330.6   322.0
Europe                    56.0    58.3    42.4
Far East                  29.6    18.8    16.6
Other                     18.2    14.4    15.7
                        ------   -----   -----
Consolidated totals     $429.1   422.1   396.7
                        ======   =====   =====

LONG-LIVED ASSETS        2005    2004   2003
---------------------   ------   ----   ----
(Dollars in millions)
United States           $50.3    53.5   59.3
Europe                   10.9    11.6   10.4
Other                     6.0     4.0    1.5
                        -----    ----   ----
Consolidated totals     $67.2    69.1   71.2
                        =====    ====   ====

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

15. ACCOUNTING CHANGE - 2003

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

16. COMMITMENTS AND CONTINGENCIES

At September 30, 2005, the Company had $2.5 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management, that final judgments, if any, which might be rendered against the Company in current litigation are adequately reserved, covered by insurance, or would not have a material adverse effect on its financial condition or results of operation.


48 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                        FIRST     SECOND    THIRD     FOURTH    FISCAL
                                                       QUARTER   QUARTER   QUARTER   QUARTER     YEAR
                                                      --------   -------   -------   -------   -------
(Dollars in thousands, except per share amounts)
2005
Net sales                                             $104,375   106,160   108,800   109,780   429,115
Net earnings                                            10,523    10,427    12,401    10,193    43,544
                                                      --------   -------   -------   -------   -------
Basic earnings per share:
   Net earnings                                            .41       .42       .48       .40      1.71
Diluted earnings per share:
   Net earnings                                       $    .40       .40       .47       .39      1.66
                                                      ========   =======   =======   =======   =======
2004
Net sales                                             $ 96,396   102,171   107,911   115,608   422,085
Net earnings from continuing operations                  6,588     7,565    11,216    12,447    37,816
Net earnings (loss) from
   discontinued operations                                (437)   (2,200)      825      (333)   (2,145)
                                                      --------   -------   -------   -------   -------
Net earnings                                             6,151     5,365    12,041    12,114    35,671
Basic earnings (loss) per share:
   Net earnings from continuing operations                 .26       .30       .44       .48      1.47
   Net earnings (loss) from discontinued operations       (.02)     (.09)      .03      (.01)     (.09)
                                                      --------   -------   -------   -------   -------
   Net earnings                                            .24       .21       .47       .47      1.38
Diluted earnings (loss) per share:
   Net earnings from continuing operations                 .25       .29       .42       .47      1.42
   Net earnings (loss) from discontinued operations       (.02)     (.09)      .03      (.01)     (.08)
                                                      --------   -------   -------   -------   -------
   Net earnings                                       $    .23       .20       .45       .46      1.34
                                                      ========   =======   =======   =======   =======

The 2004 financial information presented above includes the results of the MicroSep businesses as discontinued operations.


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 49

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ESCO TECHNOLOGIES INC.:

We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in note 15 of the notes to consolidated financial statements, on July 1, 2003, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ESCO Technologies Inc.'s internal control over financial reporting as of September 30, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the (COSO), and our report dated December 9, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


KPMG LLP

St. Louis, Missouri
December 9, 2005


52 ESCO TECHNOLOGIES 2005 ANNUAL REPORT

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 using criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on these criteria.

Our internal control over financial reporting as of Sepember 30, 2005, as well as our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2005, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in the report which is included herein.


/s/ Victor L. Richey                    /s/ Gary E. Muenster
-------------------------------------   ----------------------------------------
Victor L. Richey                        Gary E. Muenster
Chairman and Chief Executive Officer    Senior Vice President and
                                        Chief Financial Officer


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 51

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ESCO TECHNOLOGIES INC.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting on the previous page that ESCO Technologies Inc. maintained effective internal control over the financial reporting as of September 30, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that ESCO Technologies Inc. maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by COSO. Also, in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in the Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2005, and our report dated December 9, 2005, expressed an unqualified opinion on those consolidated financial statements.


KPMG LLP

St. Louis, Missouri
December 9, 2005


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 53

SHAREHOLDERS' SUMMARY

SHAREHOLDERS' ANNUAL MEETING The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 2, 2006, at the Hilton St. Louis Frontenac Hotel, 1335 South Lindbergh Boulevard, St. Louis County, Missouri 63131. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

CERTIFICATIONS Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated March 17, 2004 and March 3, 2005, by the Company's chief executive officer that he was not aware of any violations by the Company of NYSE's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company's chief executive officer and chief financial officer regarding the quality of the Company's public disclosure required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Forms 10-K for its fiscal years ended September 30, 2005 and September 30, 2004.

10-K REPORT A copy of the Company's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.

The Form 10-K is also available on the Company's web site at www.escotechnologies.com.

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

TRANSFER AGENT AND REGISTRAR Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, NJ 07016-3572
     1 (800) 368-5948
     E-mail: info@rtco.com

CAPITAL STOCK INFORMATION ESCO Technologies Inc. common stock shares (symbol
ESE) are listed on the New York Stock Exchange. There were approximately 2,800 holders of record of shares of common stock at September 30, 2005.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     KPMG LLP
     10 South Broadway, Suite 900
     St. Louis, Missouri 63102


                                         ESCO TECHNOLOGIES 2005 ANNUAL REPORT 55

COMMON STOCK MARKET PRICE

ESCO's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2005 and 2004. These amounts have been adjusted to reflect the 2-for-1 stock split which occurred on September 23, 2005.

               2005             2004
          --------------   --------------
Quarter    HIGH     LOW     High     Low
-------   ------   -----   ------   -----
First     $39.48   32.25   $24.41   19.96
Second     42.43   34.49    24.08   21.31
Third      53.25   35.40    26.79   22.82
Fourth     56.23   47.18    34.95   24.92
          ======   =====   ======   =====

ESCO historically has not paid cash dividends on its common stock. Management continues to evaluate its cash dividend policy. There are no current plans to initiate a dividend.


54 ESCO TECHNOLOGIES 2005 ANNUAL REPORT