Form 10-K, Exhibit 13
period 2006-09-30
ESCO TECHNOLOGIES INC
filed 2006-12-13
CIK 866706

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. The years 2006, 2005 and 2004 represent the fiscal years ended September 30, 2006, 2005 and 2004, respectively, and are used throughout the document. During 2005, the Company had a 2-for-1 stock split which was effected as a 100 percent stock dividend and was paid on September 23, 2005 to shareholders of record as of September 9, 2005. The 2004 common stock and per share amounts have been adjusted to reflect the stock split.

INTRODUCTION

ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reporting units: Communications, Filtration/Fluid Flow, and RF Shielding and Test (Test). The Company's business segments are comprised of the following primary operating entities:

- Communications: Distribution Control Systems, Inc. (DCSI), Hexagram, Inc. (Hexagram), Nexus Energy Software, Inc. (Nexus), and Comtrak Technologies, L.L.C. (Comtrak),

- Filtration/Fluid Flow: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), and the Filtertek companies (Filtertek),

- Test: EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren).

The Communications unit is a proven supplier of special purpose fixed network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. DCSI's Two-Way Automatic Communications System, known as TWACS(R), is currently used for automatic meter reading (AMR) and related advanced metering functions serving approximately 200 utilities, as well as having load management capabilities. Hexagram's STAR(R) system, the premier wireless Advanced Metering Infrastructure (AMI), delivers two-way and one-way operation on secure licensed radio frequencies for more than 100 utilities serving electric, gas and water customers. Nexus provides best-in-class information solutions to more than 85 leading energy companies that add value to existing billing and metering infrastructure to allow both the utilities and their customers to better manage energy-driven transactions and decision making. Comtrak's SecurVision(R) product line provides digital video surveillance and security functions for large commercial enterprises and alarm monitoring companies. The Filtration/Fluid Flow unit develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. These engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include the removal of contaminants in fuel, lubrication and hydraulic systems, various health care applications, industrial processing, satellite propulsion systems, and oil processing. The Test unit is the industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

The divestiture of the Microfiltration and Separations businesses (MicroSep) was completed during the third quarter of fiscal 2004. The MicroSep businesses (previously included in the Filtration/Fluid Flow segment) included PTI Advanced Filtration Inc. (PTA), PTI Technologies Limited (PTL) and PTI S.p.A. (PTB). The MicroSep businesses are accounted for as "discontinued operations" in fiscal 2004.

ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.

HIGHLIGHTS OF 2006 OPERATIONS

- Sales, net earnings and earnings per share were $458.9 million, $31.3 million and $1.19 per share, respectively.

-    Net cash provided by operating activities was $58.6 million.

- At September 30, 2006, cash on hand was $36.8 million with no debt outstanding.

- The Company acquired Hexagram and Nexus for approximately $92 million in cash.

- DCSI's AMR product sales to TXU Electric Delivery Company (TXU) increased to $27.1 million in 2006 from $7.2 million in 2005.

- In November 2005, DCSI and Hexagram signed agreements to deliver AMI equipment, software and services to Pacific Gas & Electric Company (PG&E) for approximately nine million electric and gas customers over a five year deployment period beginning in 2007. The total anticipated contract value is expected to be up to approximately $535 million assuming full deployment.

- Successful deployment of upgraded TWACS system software called "TNG" Versions 1.5 through 1.6.2 at PG&E.

RESULTS OF OPERATIONS

The following discussion refers to the Company's results from continuing operations, except where noted. The MicroSep businesses are accounted for as discontinued operations in 2004 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, amounts in the financial statements and related notes for 2004 presented reflect discontinued operations.

ACQUISITIONS

Effective February 1, 2006, the Company acquired the capital stock of Hexagram for a purchase price of approximately $66 million. The acquisition agreement also provides for contingent consideration of up to $6.3 million over a five year period following the acquisition if Hexagram exceeds certain sales targets. Hexagram is a radio-frequency (RF) fixed network AMR company headquartered in Cleveland, Ohio. Hexagram broadens the Company's served market and provides an RF based AMI system serving primarily gas and water utilities. Hexagram's annual revenue over the past three years has been in the range of $20 million to $35 million. The operating results for Hexagram, since the date of acquisition, are included within the Communications unit. The Company recorded approximately $51 million of goodwill and $3.5 million of trademarks as a result of the transaction. The Company also recorded $6.6 million of identifiable intangible assets consisting primarily of patents and proprietary know-how, customer contracts, and order backlog which are being amortized on a straight-line basis over periods ranging from six months to seven years.

Effective November 29, 2005, the Company acquired Nexus through an all cash for shares merger transaction for approximately $29 million in cash plus contingent cash consideration over the four year period following the merger if Nexus exceeds certain sales targets. Nexus is a software company headquartered in Wellesley, Massachusetts with annual revenues of approximately $10 million. Nexus broadens the Company's served market and provides software solutions that allow utilities to fully utilize the information produced by the Company's AMI systems. The operating results for Nexus, since the date of acquisition, are included within the Communications unit. The Company recorded approximately $24 million of goodwill as a result of the transaction. The Company also recorded $2.7 million of identifiable intangible assets consisting of customer contracts and backlog value which are being amortized on a straight-line basis over periods ranging from one year to three years.

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

NET SALES

                           Fiscal year ended      CHANGE     Change
                        ----------------------     2006       2005
(Dollars in millions)    2006     2005    2004   VS. 2005   vs. 2004
                        ------   -----   -----   --------   --------
Communications          $156.2   138.0   137.8     13.2%      0.1%
Filtration/Fluid Flow    174.1   171.7   173.9      1.4%     (1.3)%
Test                     128.6   119.4   110.4      7.7%      8.2%
                        ------   -----   -----      ----      ----
Total                   $458.9   429.1   422.1      6.9%      1.7%
                        ======   =====   =====      ====      ====

COMMUNICATIONS

The $18.2 million or 13.2% increase in net sales in 2006 as compared to the prior year was due to: Hexagram and Nexus sales of $18.6 million and $9.6 million, respectively; partially offset by an $8.6 million decrease in sales of Comtrak's video security products; and $1.5 million of lower shipments of DCSI's AMR products.

The $1.5 million decrease in sales of DCSI's AMR products in 2006 as compared to 2005 was due to: an increase in sales to TXU of $19.9 million and other investor owned utilities (IOUs) of $3.0 million; offset by $16.2 million of lower AMR product sales to the electric utility cooperative (COOP) market due to the decrease in orders received during the second half of fiscal 2005; and an $8.1 million decrease in sales to Puerto Rico Electric Power Authority (PREPA) as the contract nears completion.

Comtrak's sales were $7.5 million, $16.1 million, and $5.6 million in 2006, 2005 and 2004, respectively. The decrease in sales in 2006 as compared to the prior year was due to an acceleration of shipments in 2005 to meet the customer's schedule. The increase in sales in 2005 versus 2004 was due to a delay in deliveries in 2004 as a result of a significant customer requesting Comtrak to modify its software operating system to provide enhanced "virus" protection within the product.

The $0.2 million or 0.1% increase in Communications net sales in 2005 as compared to the prior year was due to $10.5 million of higher shipments of SecurVision(R) products. This increase was almost entirely offset by a $10.3 million decrease in sales of AMR products. The decrease in sales of AMR products in 2005 versus 2004 was mainly due to the wind-down of a contract with PPL Electric Utilities Corporation (PPL). Sales to PPL decreased $19.3 million in 2005 to $2.4 million from $21.6 million in 2004. Sales to other IOUs, such as Bangor Hydro-Electric Company, Idaho Power Company, and PREPA decreased $17.9 million in 2005 versus 2004, and were partially offset by $7.2 million in sales to TXU and $19.8 million of additional sales to the COOP market and other customers.

FILTRATION/FLUID FLOW

Net sales in 2006 increased $2.4 million or 1.4% compared to 2005 primarily as a result of higher commercial aerospace shipments at PTI of $5.6 million, a net sales increase at Filtertek of $3.3 million driven by higher commercial shipments, partially offset by lower defense spares and T-700 shipments at VACCO of $6.6 million.

Net sales in 2005 decreased $2.2 million or 1.3% compared to 2004 primarily as a result of lower defense spares shipments at VACCO of $4.3 million, a net sales decrease at Filtertek of $0.5 million driven by lower automotive shipments, partially offset by higher commercial and military aerospace shipments at PTI of $2.6 million.

TEST

The net sales increase of $9.2 million or 7.7% in 2006 as compared to the prior year was mainly due to: a $10.2 million increase in net sales from the Company's U.S. operations driven by sales of additional test chambers and higher component sales, a $0.6 million increase in net sales from the Company's Asian operations; partially offset by a $1.6 million decrease in net sales from the Company's European operations due to the prior year completion of several test chamber projects.

The net sales increase of $9.0 million or 8.2% in 2005 as compared to 2004 was mainly due to: an $11.5 million increase in net sales from the Company's U.S. operations driven by the successful completion of the design on a large aircraft chamber project, additional test chamber installations, higher component sales, and the installation of several government shielding projects; a $4.3 million increase in sales from the Company's Asian operations; partially offset by a $6.9 million decrease in net sales from the Company's European operations due to the completion of two large test chamber projects in 2004.

ORDERS AND BACKLOG

New orders received in 2006 were $479.2 million, resulting in an order backlog of $253.4 million at September 30, 2006 as compared to an order backlog of $233.1 million at September 30, 2005. In 2006, the Company recorded $187.5 million of new orders related to Communications products (including $19.0 million of new orders and $6.0 million of acquired backlog from Hexagram and $16.7 million of new orders and $9.0 million of acquired backlog from Nexus), $172.1 million related to Filtration products, and $119.6 million related to Test products.

Within the Communications segment, DCSI received $129.3 million, $105.1 million and $106.3 million of new orders for its AMR products in 2006, 2005 and 2004, respectively. DCSI received $19.2 million of new orders from TXU in 2006. In addition, in November 2005, DCSI signed an agreement to provide equipment, software and services to PG&E with a potential contract value of up to approximately $310 million covering up to five million electric endpoints over a five-year deployment period beginning in 2007. DCSI received orders totaling $4.2 million from PG&E under this agreement during 2006. Also, in November 2005, Hexagram entered into a contract to provide equipment, software and services to PG&E in support of the gas utility portion of PG&E's AMI project. The total potential contract revenue from commencement through the five-year full deployment is up to approximately $225 million. Hexagram received orders totaling $0.7 million from PG&E under this agreement during 2006. See further discussion under "Pacific Gas & Electric."

In 2005, the Company recorded $117.2 million of new orders related to Communications products, $174.4 million related to Filtration products, and $121.5 million related to Test products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $106.9 million, or 23.3% of net sales in 2006, $84.2 million, or 19.6% of net sales in 2005, and $77.3 million, or 18.3% of net sales in 2004.

The increase in SG&A expenses in 2006 as compared to the prior year was primarily due to: $7.5 million of SG&A expenses related to Nexus; $6.8 million of SG&A expenses related to Hexagram; $2.3 million of stock option expense and higher costs related to engineering and new product development.

The increase in SG&A expenses in 2005 as compared to 2004 was primarily due to an increase of $4.9 million associated with engineering, marketing and new product development within the Communications segment in pursuit of the IOU market.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $6.9 million in 2006, $2.0 million in 2005 and $2.1 million in 2004. Amortization of intangible assets in 2006 included $2.7 million of amortization of acquired intangible assets related to the Hexagram and Nexus acquisitions, as described in Note 2 to the Consolidated Financial Statements. The amortization of acquired intangible assets related to Hexagram and Nexus are included in the Corporate operating segment's results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses). In March 2006, the Company began amortizing DCSI's TNG software and during 2006, the Company recorded $2.2 million of amortization related to its TNG software.

OTHER (INCOME) AND EXPENSES, NET

Other (income) and expenses, net, were $(2.8) million, $(1.6) million and $0.6 million in 2006, 2005 and 2004, respectively. Other (income) and expenses, net, in 2006 consisted primarily of the following items: $(1.8) million non-cash gain representing the reversal of a liability related to an indemnification obligation with respect to a previously divested subsidiary; $(2.3) million of royalty income; partially offset by a $0.2 million charge related to the termination of a subcontract manufacturer.

Other (income) and expenses, net, in 2005 consisted primarily of: $(2.2) million of royalty income; and a $0.5 million charge related to the termination of a supply agreement with a medical device customer.

Other (income) and expenses, net, in 2004 consisted primarily of: $0.8 million of exit costs related to the Puerto Rico facility; a $(0.6) million gain from the settlement of a claim related to a former defense subsidiary divested in 1999; and a $0.4 million charge for the settlement of a claim involving a former defense subsidiary divested in 1996.

ASSET IMPAIRMENT -- 2005

In June 2005, the Company abandoned its plans to commercialize certain sensor products within the Filtration/Fluid Flow segment. This action resulted in an asset impairment charge of $0.8 million to write off certain patents and a related licensing agreement to their respective fair market values. The Company ended its development efforts on this program after it determined that the market was not developing as quickly as anticipated and the expected costs and time frame to fully commercialize the products were not acceptable.

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

                           Fiscal year ended      CHANGE     Change
                        ----------------------     2006       2005
(Dollars in millions)    2006     2005    2004   VS. 2005   vs. 2004
                        ------   -----   -----   --------   --------
Communications          $ 28.3    38.8    38.4    (27.1)%      1.0%
   % of net sales         18.1%   28.1%   27.9%   (10.0)%      0.2%
Filtration/Fluid Flow     19.5    22.4    21.8    (12.9)%      2.8%
   % of net sales         11.2%   13.1%   12.5%    (1.9)%      0.6%
Test                      15.0    12.2    11.3     23.0%       8.0%
   % of net sales         11.7%   10.2%   10.2%     1.5%        --%
Corporate                (15.2)  (11.4)  (11.8)    33.3%      (3.4)%
                        ------   -----   -----    -------     -----
Total                   $ 47.6    62.0    59.7    (23.2)%      3.9%
   % of net sales         10.4%   14.4%   14.1%    (4.0)%      0.3%
                        ======   =====   =====    =======     =====

The reconciliation of EBIT to a GAAP financial measure is as follows:

(dollars in millions)       2006     2005    2004
                           ------   -----   -----
EBIT                       $ 47.6    62.0    59.7
Add: Interest income          1.3     1.9     0.8
Less: Income taxes          (17.6)  (20.4)  (22.7)
                           ------   -----   -----
Net earnings from
   continuing operations   $ 31.3    43.5    37.8
                           ======   =====   =====

COMMUNICATIONS

The decrease in EBIT in 2006 as compared to 2005 was due to: a $7.8 million decrease at DCSI due to changes in product mix (IOU vs. COOP), charges related to a terminated subcontract manufacturer, warranty costs and amortization of TNG software; a $3.8 million decrease at Comtrak due to lower shipments; a $0.7 million loss at Nexus due to the timing of customer deployments and additional SG&A spending related to engineering and new product initiatives; partially offset by a $1.8 million contribution from Hexagram.

The increase in EBIT in 2005 as compared to the prior year was due to: a $4.6 million increase at Comtrak due to significantly higher shipments; partially offset by a $4.2 million decrease at DCSI, which continued to increase its engineering and new product development expenditures in order to accommodate the growth in the AMR/AMI markets, and to further differentiate its technology from the competition.

FILTRATION/FLUID FLOW

EBIT decreased in 2006 as compared to 2005 primarily due to: a $4.3 million decrease at VACCO due to significantly lower defense spares shipments; a $1.4 million decrease at Filtertek partially due to increasing raw material costs on petroleum based resins; partially offset by a $2.8 million increase at PTI due to higher shipments of aerospace products. The 2005 operating results for Filtertek included a $1.9 million gain related to the termination of a supply agreement with a medical device customer that was not repeated in 2006.

EBIT increased in 2005 as compared to the prior year primarily due to: a $2.5 million increase at Filtertek, which included a $1.9 million gain related to the termination of a supply agreement with a medical device customer; a $1.4 million increase at PTI due to higher shipments of aerospace products; partially offset by the $0.8 million asset impairment charge at PTI; and a $3.3 million decrease at VACCO due to significantly lower defense spares shipments. In 2005, Filtertek experienced an increase in its raw material costs on petroleum based resins which negatively impacted EBIT.

TEST

The increase in EBIT in 2006 as compared to the prior year was mainly due to: a $2.1 million increase in EBIT from the Company's U.S. operations driven by sales of additional test chambers and higher component sales, a $0.4 million increase in EBIT from the Company's European operations, and a $0.3 million increase in EBIT from the Company's Asian operations.

EBIT in 2005 included: a $0.9 million increase in EBIT from the Company's U.S. operations driven by favorable changes in sales mix resulting from additional sales of antennas and other components partially offset by installation cost overruns incurred on certain government shielding projects, as well as increased material costs for steel and copper.

CORPORATE

Corporate office operating charges included in consolidated EBIT increased by $3.8 million in 2006 as compared to 2005 mainly due to: $2.7 million of pre-tax amortization of acquired intangible assets related to Nexus and Hexagram; $2.3 million of pre-tax stock option expense; partially offset by a $1.8 million non-cash gain representing the reversal of a liability related to an indemnification obligation with respect to a previously divested subsidiary. Corporate office operating charges included in consolidated EBIT decreased by $0.4 million in 2005 as compared to 2004. Fiscal 2005 included an increase of $0.5 million for professional fees and 2004 included $0.9 million of severance related costs not repeated in 2005. The "Reconciliation to Consolidated Totals (Corporate)" in note 15 to the consolidated financial statements represents Corporate office operating charges.

INTEREST INCOME

Interest income was $1.3 million in 2006, $1.9 million in 2005 and $0.8 million in 2004. The decrease in interest income in 2006 as compared to 2005 was due to lower average cash balances on hand resulting from the 2006 acquisitions. The increase in interest income in 2005 as compared to the prior year was due to higher average cash balances on hand during the year and a $0.2 million refund of look back interest related to income taxes.

INCOME TAX EXPENSE

The effective tax rate for continuing operations in 2006 was 36.0% compared to 31.9% in 2005 and 37.6% in 2004. The increase in the effective tax rate in 2006 as compared to the prior year was due to: the effect of the foreign earnings repatriation increased 2006 income tax expense by $2.4 million and the effective rate by 4.8%; the adoption of SFAS 123(R) increased tax expense by $0.7 million and the effective rate by 1.4%; the lower volume of profit contributions of the Company's foreign operations (primarily Puerto Rico due to the lower sales to PREPA) adversely impacted the tax rate; partially offset by the effect of a favorable change in tax contingencies not related to the research tax credit which decreased tax expense by $1.4 million and the effective tax rate by 2.9% and the net effect of the research tax credit which favorably impacted tax expense by $2.5 million and the effective tax rate by 5%. The decrease in the effective tax rate for continuing operations in 2005 as compared to 2004 was due to the timing and volume of profit contributions of DCSI's foreign operations (Puerto Rico), which resulted in a 4.6% favorable adjustment to the Company's foreign tax rate differential.

During 2006, the Company determined that state tax expense had not been accurately recorded in the financial statements for years 2001 through 2005. The effect in any individual prior year was not material to the Company's results of operations, financial position or cash flows. The Company adopted the provisions of SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" and recorded $2.4 million as a cumulative credit adjustment to 2006 beginning retained earnings.

CAPITAL RESOURCES AND LIQUIDITY

Working capital (current assets less current liabilities) decreased to $131.4 million at September 30, 2006 from $197.2 million at September 30, 2005. During 2006, cash and cash equivalents decreased $67.7 million, primarily due to the $92 million spent on acquisitions.

The $15.0 million increase in accounts receivable at September 30, 2006 is mainly due to: $8.3 million related to Nexus and Hexagram; and $5.7 million related to the Filtration segment due to timing and volume of sales. The $2.3 million increase in inventories at September 30, 2006 is mainly due to a $4.4 million increase related to Hexagram, partially offset by a $3.8 million decrease at DCSI. Accounts payable increased by $10.2 million at September 30, 2006, of which $3.0 million related to Nexus and Hexagram and $4.6 million related to the timing of vendor payments at DCSI.

Net cash provided by operating activities was $58.6 million, $68.6 million and $61.0 million in 2006, 2005 and 2004, respectively. The decrease in 2006 is related to lower net earnings in the current year. The increase in 2005 as compared to 2004 is the result of higher earnings and lower cash requirements related to MicroSep.

Capital expenditures for continuing operations were $9.1 million, $8.8 million and $10.8 million in 2006, 2005 and 2004, respectively. Major expenditures included manufacturing equipment and facility modifications used in the Filtration segment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2006.

At September 30, 2006, intangible assets, net, of $59.2 million included $45.2 million of capitalized software. Approximately $40.0 million of the capitalized software balance represents external development costs on software development called "TNG" within the Communications segment to further penetrate the IOU market. TNG is being deployed to efficiently handle the additional levels of communications dictated by the size of the service territories and the frequency of reads that are required under time-of-use or critical peak pricing scenarios to meet the requirements of large IOUs. At September 30, 2006, the Company had approximately $5 million of commitments related to TNG version 1.6.3 which is expected to be spent over the next six months. The Company expects to spend up to approximately $10 million in fiscal 2007 on TNG. Amortization of TNG is on a straight-line basis over seven years and began in March 2006. The Company recorded $2.2 million in amortization expense related to TNG during 2006.

At September 30, 2006, the Company had an available net operating loss (NOL) carryforward for U.S. federal tax purposes of approximately $15 million. This NOL will expire between 2019 and 2025, and will be available to reduce future Federal income tax cash payments.

The closure and relocation of the Filtertek Puerto Rico facility was completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at

September 30, 2006. The facility is being marketed for sale.

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

PACIFIC GAS & ELECTRIC

In November 2005, DCSI entered into a contract to provide equipment, software and services to Pacific Gas & Electric (PG&E) in support of the electric portion of PG&E's Advanced Metering Infrastructure (AMI) project. PG&E's current AMI project plan calls for the purchase of TWACS communication equipment for up to approximately five million electric customers over a five-year period after the commencement of full deployment. The total anticipated contract value from commencement through the five-year full deployment period is expected to be up to approximately $310 million. PG&E also has the right to purchase additional equipment and services to support existing and new customers through the 20-year term of the contract. Equipment will be purchased by PG&E only upon issuance of purchase orders and release authorizations. PG&E will continue to have the right to purchase products or services from other suppliers for the electric portion of the AMI project. On July 20, 2006, the California Public Utilities Commission approved PG&E's AMI project. DCSI has agreed to deliver to PG&E versions of its newly developed TNG software as they become available and are tested. Delivery of the final version for which DCSI has committed is currently anticipated in the fourth quarter of fiscal 2007. In accordance with U.S. generally accepted accounting standards, the Company will defer all revenue related to the DCSI arrangement until all software is delivered and acceptance criteria have been met. The contract provides for liquidated damages in the event of DCSI's late development or delivery of hardware and software, and includes indemnification and other customary provisions. The contract may be terminated by PG&E for default, for its convenience and in the event of a force majeure lasting beyond certain prescribed periods. The Company has guaranteed the obligations of DCSI under the contract. If PG&E terminates the contract for its convenience, DCSI will be entitled to recover certain costs.

In November 2005, Hexagram entered into a contract to provide equipment, software and services to PG&E in support of the gas utility portion of PG&E's AMI project. The total anticipated contract revenue from commencement through the five-year full deployment is expected to be approximately $225 million. As with DCSI's contract with PG&E, equipment will be purchased only upon issuance of purchase orders and release authorizations, and PG&E will continue to have the right to purchase products or services from other suppliers for the gas utility portion of the AMI project. On July 20, 2006, the California Public Utilities Commission approved PG&E's AMI project. The contract provides for liquidated damages in the event of late deliveries, includes indemnification and other customary provisions, and may be terminated by PG&E for default, for its convenience and in the event of a force majeure lasting beyond certain prescribed periods. The Company has guaranteed the performance of the contract by Hexagram.

DIVESTITURES

Effective April 2, 2004, the Company completed the sale of PTI Advanced Filtration Inc. (Oxnard, California) and PTI Technologies Limited (Sheffield, England) to domnick hunter group plc for $18.0 million in cash. On June 8, 2004, the Company completed the sale of PTI S.p.A. (Milan, Italy) to a group of investors comprised of the subsidiary's senior management for $5.3 million. An after-tax gain of $1.6 million related to the sale of these MicroSep businesses is reflected in the Company's 2004 results in discontinued operations. These businesses are accounted for as a discontinued operation in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and accordingly, amounts in the financial statements and related notes for 2004, reflect discontinued operations presentation.

BANK CREDIT FACILITY

Effective October 6, 2004, the Company entered into a $100 million five-year revolving bank credit facility with a $50 million increase option that has a final maturity and expiration date of October 6, 2009. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent.

The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 17.5 to 27.5 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company's election. The credit facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include limitations on leverage, minimum consolidated EBITDA and minimum net worth.

At September 30, 2006, the Company had approximately $99.2 million available to borrow under the credit facility in addition to its $36.8 million cash on hand. At September 30, 2006, the Company had no borrowings, and outstanding letters of credit of $1.5 million ($0.8 million outstanding under the credit facility). As of September 30, 2006, the Company was in compliance with all bank covenants.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2006:

(dollars in millions) Payments due by period

                                 Less                        More
Contractual                      than    1 to 3   3 to 5     than
Obligations             Total   1 year    years    years   5 years
-----------             -----   ------   ------   ------   -------
Long-Term Debt
   Obligation           $  --      --       --       --       --
Capital Lease
   Obligations            0.9     0.4      0.3      0.2       --
Operating Lease
   Obligations           22.3     7.1      7.9      4.0      3.3
Purchase
   Obligations(1)         5.0     5.0       --       --       --
                        -----    ----      ---      ---      ---
Total                   $28.2    12.5      8.2      4.2      3.3
                        =====    ====      ===      ===      ===

(1) A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company's purchase orders can be cancelled, they are not included in the table above. TNG software development costs through version 1.6.3 are included.

The Company has no off balance sheet arrangements outstanding at September 30, 2006.

SHARE REPURCHASES

In August 2006, the Company's Board of Directors authorized an open market common stock repurchase program for up to 1.2 million shares, subject to market conditions and other factors which covers the period through September 30, 2008. There were no stock repurchases during fiscal 2006. The Company repurchased 670,072 and 312,400 shares in 2005 and 2004, respectively, under a previously authorized program.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are zero in 2007, approximately $1 million in 2008 and approximately $1 million in 2009. The Company made a voluntary cash contribution of $1.4 million in 2006.

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

At September 30, 2006 and 2005, the Company had no obligations related to interest rate swaps. During 2004, in conjunction with the sale of PTI S.p.A., the Company repaid its $8.0 million Euro-denominated debt, and at the same time, the Company terminated its $5.0 million interest rate swap obligation, resulting in a cash payment of $0.1 million by the Company.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company's operations is the Euro. Net sales to customers outside of the United States were $103.0 million, $103.8 million, and $91.5 million in 2006, 2005 and 2004, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2006 was not material.

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

REVENUE RECOGNITION

COMMUNICATIONS UNIT: Within the Communications unit, approximately 95% of the unit's revenue arrangements (approximately 30% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." The application of software revenue recognition requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements, or vendor-specific objective evidence of fair value ("VSOE"). Changes to the elements in a software arrangement, and the ability to identify VSOE for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 5% of the unit's revenues represent products sold under a single element arrangement and are recognized when products are delivered to unaffiliated customers.

FILTRATION/FLUID FLOW UNIT: Within the Filtration/Fluid Flow operating unit, approximately 75% of operating unit revenues (approximately 30% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 25% of operating unit revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

TEST UNIT: Within the Test unit, approximately 60% of revenues (approximately 20% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The application of EITF 00-21 requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 40% of the unit's revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for the Performance of Construction-Type and Certain Production-Type Contracts" due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

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

While the Company has support for the positions taken on its tax returns, taxing authorities are increasingly asserting alternate interpretations of laws and facts, and are challenging cross jurisdictional transactions. Cross jurisdictional transactions between the Company's subsidiaries involving transfer prices for products and services, as well as various U.S. federal, state and foreign tax matters, comprise the Company's income tax exposures. Management regularly assesses the Company's position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of SFAS No. 5, "Accounting for Contingencies." The Company has recorded an accrual that reflects Management's estimate of the likely outcome of current and future audits. A final determination of these tax audits or changes in Management's estimates may result in additional future income tax expense or benefit.

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

GOODWILL AND OTHER LONG-LIVED ASSETS

In accordance with SFAS 142, Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2007, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 5.75% to 5.50%, the accumulated benefit obligation for the defined benefit plan would increase by approximately $1.6 million and result in an additional after-tax charge to shareholders' equity of approximately $1.0 million. The discount rate used in measuring the Company's pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 500 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

OTHER MATTERS

CONTINGENCIES

As a normal incident of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. Lindgren is involved in a contract dispute with a prime contractor involving the assertion of certain construction delay damages of approximately $3.7 million. The project was completed in 2005. Lindgren vigorously denies responsibility for this delay and for these damages, and has asserted a claim against the prime contractor of $0.9 million based on damages suffered by Lindgren. Lindgren continues to aggressively defend its position and pursue its right to affirmative damages however, there can be no assurance of the outcome at this time. In the opinion of Management, final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. At September 30, 2006 and 2005, the Company had no obligations related to interest rate swaps. During 2004, in conjunction with the sale of PTI S.p.A., the Company repaid its $8.0 million Euro-denominated debt and at the same time, the Company terminated its $5.0 million interest rate swap obligation resulting in a cash payment of $0.1 million by the Company. See further discussion in "Management's Discussion and Analysis -- Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective excluding the Hexagram and Nexus acquisitions. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect those controls and procedures.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" (SFAS 123(R)). This Statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. The Company adopted the provisions of this Statement in the first quarter of fiscal 2006 on a prospective basis.

In December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP 109-2)." The American Jobs Creation Act of 2004, (the "Act") provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During fiscal 2006, the Company repatriated $39.5 million of foreign earnings which qualify for the special one-time deduction. Tax expense of $2.4 million was recorded in fiscal 2006 as a result of this repatriation.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." This Interpretation is effective for ESCO beginning October 1, 2007. This Interpretation prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the adoption of this Interpretation and does not currently have an estimate of the impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects. The measurement date -- the date at which the benefit obligation and plan assets are measured -- is required to be the Company's fiscal year-end, which is the date the Company currently uses. SFAS 158 is effective for publicly held companies for fiscal years ending after December 15, 2006. The adoption of SFAS 158 is not expected to have a material impact to the Company's financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108), which addresses the diversity in practice in quantifying financial statement misstatements and provides interpretative guidance regarding the consideration given to prior year misstatements when determining materiality in current year financial statements. During 2006, the Company adopted the provisions of SAB No. 108 and recorded $2.4 million as a cumulative credit adjustment to 2006 beginning retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS
157), which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact to the Company's financial position or results of operations.

FORWARD-LOOKING INFORMATION

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates, the Company's ability to utilize NOLs, adequacy of the Company's credit facility and future cash flows, estimates of anticipated contract costs and revenues, the timing, amount and success of claims for research credits, the success of software development efforts and resulting costs, acceptance by PG&E of the final version of DCSI's TNG software, growth in the AMR market, potential customer contracts, the anticipated value of the PG&E contract, the outcome of current litigation, claims and charges, recoverability of deferred tax assets, continued reinvestment of foreign earnings, the impact of SFAS 158, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company's ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the Letter to Our Shareholders (pages 1-2), the Report of the Chief Financial Officer (page 12), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements" within the meaning of the safe harbor provisions of the federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: actions by the California Public Utility Commission; PG&E's Board of Directors or PG&E's management impacting PG&E's AMI projects; the timing and success of DCSI's software development efforts; the timing and content of purchase order releases under the PG&E contracts; and DCSI's and Hexagram's successful performance of the PG&E contracts; the timing and execution of real estate sales; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company's competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; the timing, pricing and availability of shares offered for sale; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; the successful sale of the Company's Puerto Rico facility; collective bargaining and labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal operating plans.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)
Years ended September 30,                             2006       2005      2004
                                                    --------   -------   -------
Net sales                                           $458,865   429,115   422,085
Costs and expenses:
   Cost of sales                                     300,309   281,654   282,369
   Selling, general and administrative expenses      106,882    84,241    77,296
   Amortization of intangible assets                   6,872     1,973     2,122
   Interest income, net                               (1,286)   (1,900)     (844)
   Other (income) and expenses, net                   (2,814)   (1,550)      578
   Asset impairment                                       --       790        --
                                                    --------   -------   -------
Total costs and expenses                             409,963   365,208   361,521
                                                    --------   -------   -------
Earnings before income tax                            48,902    63,907    60,564
Income tax expense                                    17,622    20,363    22,748
                                                    --------   -------   -------
Net earnings from continuing operations               31,280    43,544    37,816
Loss from discontinued operations,
   net of tax benefit: 2004, $(1,295)                     --        --    (3,737)
Gain on sale of discontinued operations,
   net of tax benefit: 2004, $(1,186)                     --        --     1,592
                                                    --------   -------   -------
Net loss from discontinued operations                     --        --    (2,145)
                                                    --------   -------   -------
Net earnings                                        $ 31,280    43,544    35,671
                                                    --------   -------   -------
Earnings per share:
   Basic:
      Continuing operations                         $   1.22      1.71      1.47
      Discontinued operations                             --        --     (0.09)
                                                    --------   -------   -------
      Net earnings                                  $   1.22      1.71      1.38
                                                    --------   -------   -------
   Diluted:
      Continuing operations                         $   1.19      1.66      1.42
      Discontinued operations                             --        --     (0.08)
                                                    --------   -------   -------
      Net earnings                                  $   1.19      1.66      1.34
                                                    --------   -------   -------
Average common shares outstanding (in thousands):
   Basic                                              25,718    25,511    25,803
   Diluted                                            26,386    26,306    26,648
                                                    ========   =======   =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,                                              2006       2005
                                                                     --------   -------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                            $ 36,819   104,484
Accounts receivable, less allowance for doubtful accounts of
   $798 and $585 in 2006 and 2005, respectively                        83,816    68,819
Costs and estimated earnings on long-term contracts, less progress
   billings of $4,405 and $7,033 in 2006 and 2005, respectively         1,345     4,392
Inventories                                                            50,984    48,645
Current portion of deferred tax assets                                 24,251    25,271
Other current assets                                                   10,042     8,394
                                                                     --------   -------
   Total current assets                                               207,257   260,005
                                                                     --------   -------
PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                                           5,497     5,493
   Buildings and leasehold improvements                                46,089    42,918
   Machinery and equipment                                             86,312    76,741
   Construction in progress                                             1,444     1,108
                                                                     --------   -------
                                                                      139,342   126,260
   Less accumulated depreciation and amortization                      70,588    59,070
                                                                     --------   -------
      Net property, plant and equipment                                68,754    67,190
Goodwill                                                              143,450    68,880
Intangible assets, net                                                 59,202    21,545
Other assets                                                           10,031     6,152
                                                                     --------   -------
                                                                     $488,694   423,772
                                                                     ========   =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,                                                        2006       2005
                                                                               --------   -------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings and current maturities of long-term debt                 $     --        --
Accounts payable                                                                 39,496    29,299
Advance payments on long-term contracts, less costs incurred of $19,532 and
   $10,949 in 2006 and 2005, respectively                                         7,367     6,773
Accrued salaries                                                                 13,932    12,024
Accrued other expenses                                                           15,100    14,661
                                                                               --------   -------
   Total current liabilities                                                     75,895    62,757
                                                                               --------   -------
Deferred revenue                                                                  7,458     3,134
Pension obligations                                                              13,143    17,481
Other liabilities                                                                15,764     9,376
Long-term debt                                                                       --        --
                                                                               --------   -------
   Total liabilities                                                            112,260    92,748
                                                                               --------   -------
SHAREHOLDERS' EQUITY:
   Preferred stock, par value $.01 per share, authorized 10,000,000 shares           --        --
   Common stock, par value $.01 per share, authorized 50,000,000 shares;
      Issued 29,030,995 and 28,738,958 shares in 2006 and 2005, respectively        290       287
   Additional paid-in capital                                                   236,390   228,317
   Retained earnings                                                            193,046   159,363
   Accumulated other comprehensive loss                                          (2,070)   (5,566)
                                                                               --------   -------
                                                                                427,656   382,401
   Less treasury stock, at cost (3,166,026 and 3,175,626 common shares in
      2006 and 2005, respectively)                                              (51,222)  (51,377)
                                                                               --------   -------
Total shareholders' equity                                                      376,434   331,024
                                                                               --------   -------
                                                                               $488,694   423,772
                                                                               ========   =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      Accumulated
                                             Common Stock    Additional                  Other
(In thousands)                             ---------------     Paid-In    Retained   Comprehensive   Treasury
Years ended September 30,                  Shares   Amount     Capital    Earnings   Income (Loss)     Stock     Total
                                           ------   ------   ----------   --------   -------------   --------   -------
Balance, September 30, 2003                13,933    $139      216,506     80,292       (4,982)      (16,566)   275,389
Comprehensive income:
   Net earnings                                --      --           --     35,671           --            --     35,671
   Translation adjustments                     --      --           --         --        2,703            --      2,703
   Minimum pension liability, net of tax
      of $815                                  --      --           --         --       (1,514)           --     (1,514)
   Interest rate swap adjustment
      net of tax benefit of $(51)              --      --           --         --           95            --         95
                                                                                                                -------
Comprehensive income                                                                                             36,955
                                                                                                                -------
Stock options and stock compensation
   plans, net of tax benefit of $(1,939)      216       3        5,205         --           --            45      5,253
Purchases into treasury                        --      --           --         --           --        (9,981)    (9,981)
                                           ------    ----      -------    -------       ------       -------    -------
Balance, September 30, 2004                14,149     142      221,711    115,963       (3,698)      (26,502)   307,616
                                                                                                                -------
Comprehensive income:
   Net earnings                                --      --           --     43,544           --            --     43,544
   Translation adjustments                     --      --           --         --          680            --        680
   Minimum pension liability, net of tax
      of $1,372                                --      --           --         --       (2,548)           --     (2,548)
                                                                                                                -------
Comprehensive income                                                                                             41,676
                                                                                                                -------
Stock options and stock compensation
   plans, net of tax benefit of $(3,032)      222       1        6,606         --           --            53      6,660
Purchases into treasury                        --      --           --         --           --       (24,928)   (24,928)
100 percent stock dividend                 14,368     144           --       (144)          --            --         --
                                           ------    ----      -------    -------       ------       -------    -------
Balance, September 30, 2005                28,739     287      228,317    159,363       (5,566)      (51,377)   331,024
                                                                                                                -------
SAB 108 Cumulative effect adjustment           --      --           --      2,403           --            --      2,403
Comprehensive income:
   Net earnings                                --      --           --     31,280           --            --     31,280
   Translation adjustments                     --      --           --         --        1,448            --      1,448
   Minimum pension liability, net of tax
      of $(1,103)                              --      --           --         --        2,048            --      2,048
                                                                                                                -------
Comprehensive income                                                                                             34,776
                                                                                                                -------
Stock options and stock compensation
   plans, net of tax benefit of $(3,173)      292       3        8,073         --           --           155      8,231
                                           ------    ----      -------    -------       ------       -------    -------
Balance, September 30, 2006                29,031    $290      236,390    193,046       (2,070)      (51,222)   376,434
                                           ======    ====      =======    =======       ======       =======    =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Dollars in thousands)
Years ended September 30,                                                  2006       2005      2004
                                                                        ---------   -------   -------
Cash flows from operating activities:
   Net earnings                                                         $  31,280    43,544    35,671
   Adjustments to reconcile net earnings to net cash provided by operating activities:
      Loss from discontinued operations, net of tax                            --        --     3,737
      Gain on sale of discontinued operations, net of tax                      --        --    (1,592)
      Asset impairment                                                         --       790        --
      Depreciation and amortization                                        17,303    12,184    11,888
      Stock compensation expense                                            4,790     2,649     1,766
      Changes in operating working capital                                  1,162    (4,634)   (2,349)
      Effect of deferred taxes on tax provision                             3,596    15,221    14,056
      Pension contributions                                                (1,350)       --      (900)
      Change in deferred revenue and costs, net                             1,133       396        --
      Other                                                                   712    (1,594)    1,485
                                                                        ---------   -------   -------
   Net cash provided by operating activities -- continuing operations      58,626    68,556    63,762
   Net cash used by discontinued operations                                    --        --    (2,735)
                                                                        ---------   -------   -------
   Net cash provided by operating activities                               58,626    68,556    61,027
                                                                        ---------   -------   -------
Cash flows from investing activities:
   Acquisition of businesses, net of cash acquired                        (91,968)       --      (294)
   Proceeds from divestiture of businesses                                     --        --    23,275
   Proceeds from note receivable                                               --        --     2,120
   Capital expenditures -- continuing operations                           (9,117)   (8,848)  (10,823)
   Capital expenditures -- discontinued operations                             --        --    (1,390)
   Additions to capitalized software                                      (27,977)   (8,342)   (8,299)
                                                                        ---------   -------   -------
   Net cash provided (used) by investing activities                      (129,062)  (17,190)    4,589
                                                                        ---------   -------   -------
Cash flows from financing activities:
   Proceeds from long-term debt                                            52,000        --       378
   Principal payments on long-term debt -- continuing operations          (52,000)     (519)     (516)
   Principal payments on long-term debt -- discontinued operations             --        --    (9,024)
   Net decrease in short-term borrowings                                       --        --   (10,000)
   Purchases of common stock into treasury                                     --   (24,928)   (9,981)
   Excess tax benefit from stock options exercised                          1,569        --        --
   Proceeds from exercise of stock options                                  2,761     3,037     3,027
   Other                                                                   (1,559)    3,247     1,496
                                                                        ---------   -------   -------
   Net cash provided (used) by financing activities                         2,771   (19,163)  (24,620)
                                                                        ---------   -------   -------
Net (decrease) increase in cash and cash equivalents                      (67,665)   32,203    40,996
Cash and cash equivalents at beginning of year                            104,484    72,281    31,285
                                                                        ---------   -------   -------
Cash and cash equivalents at end of year                                $  36,819   104,484    72,281
                                                                        ---------   -------   -------
Changes in operating working capital:
   Accounts receivable, net                                             $ (10,029)    8,910    (8,350)
   Costs and estimated earnings on long-term contracts, net                 3,047    (1,916)    2,187
   Inventories                                                              1,822    (4,358)    4,145
   Other current assets and current portion of deferred tax assets            737    (1,856)   (2,405)
   Accounts payable                                                         7,675    (3,156)   (2,485)
   Advance payments on long-term contracts, net                               594     2,468     3,161
   Accrued expenses                                                        (2,684)   (4,726)    1,398
                                                                        ---------   -------   -------
                                                                        $   1,162    (4,634)   (2,349)
                                                                        ---------   -------   -------
Supplemental cash flow information:
   Interest paid                                                        $     456        33       402
   Income taxes paid (including state, foreign & AMT)                      10,768     6,269     4,974
                                                                        =========   =======   =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2006 presentation.

B. BASIS OF PRESENTATION

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2006 and 2005.

C. NATURE OF OPERATIONS

The Company has three industry operating units: Communications, Filtration/Fluid Flow and Test. The Communications unit is a proven supplier of special purpose communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. The Filtration/Fluid Flow unit develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. The Test unit is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

D. USE OF ESTIMATES

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

E. REVENUE RECOGNITION

COMMUNICATIONS UNIT: Within the Communications unit, approximately 95% of the unit's revenue arrangements (approximately 30% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." The unit's software revenue arrangements generally include multiple products and services, or "elements" consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support, "PCS"). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware, and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The software element included in such arrangements is essential to the functionality of the hardware and, therefore, the hardware is considered to be software-related. Hardware is considered a specified element in the software arrangement and vendor-specific objective evidence of fair value ("VSOE") has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on VSOE of the individual elements.

The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements. The VSOE of the undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element, therefore, the Company uses the residual method to recognize revenue when

VSOE exists for all other undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

SOP 97-2 requires the seller of software that includes post-contract customer support (PCS) to establish VSOE of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines VSOE by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately.

In November 2005, DCSI and Hexagram entered into arrangements with a large utility company to provide software, program management services, training and PCS that includes an option for the customer to purchase a significant quantity of hardware over an initial deployment period of approximately five years and subsequently over the remaining initial contract term of up to fifteen years. The software, program management services and training will be delivered over the initial hardware deployment period of approximately five years. PCS will be provided at no charge during the first year of the initial deployment period, after which it will be provided over subsequent annual periods throughout the contract term if the customer chooses to continue PCS. Because the program management services are based on a fixed price per month rather than on a time and materials basis, the Company is unable to establish VSOE for the program management services in this arrangement. The Company is able to establish VSOE for the PCS based on contractual renewal rates that are consistent with other arrangements and for the training based on pricing when sold separately. For the DCSI arrangement, the pricing for the optional hardware includes a discount that the Company has determined to be more-than-insignificant. In accordance with applicable software revenue recognition guidance, the Company will defer all revenue related to the DCSI arrangement until all software is delivered and acceptance criteria have been met. At that time, revenue otherwise allocable to the software, program management services, training and initial bundled PCS will be reduced by the rate of the significant incremental discount offered on the hardware products. The portion of the arrangement consideration allocated to the significant incremental discount will be recognized ratably over the discount period (up to twenty years) similar to a subscription. The remaining arrangement consideration will be recognized ratably over the period the program management services will be performed (the initial deployment period of approximately five years). Additional annual fees are payable in each subsequent year that PCS is provided and will be recognized over the respective PCS period. The amount paid by the customer for optional purchases of hardware during the deployment period related to both the DCSI and Hexagram arrangements will be recognized upon delivery and acceptance, if applicable, assuming all other revenue recognition criteria have been met.

Approximately 5% of unit revenues are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Products include the SecurVision(R) digital video surveillance systems.

FILTRATION/FLUID FLOW UNIT: Within the Filtration/Fluid Flow operating unit, approximately 75% of operating unit revenues (approximately 30% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 25% of operating unit revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Products accounted for under SOP 81-1 include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under SOP 81-1, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

TEST UNIT: Within the Test unit, approximately 60% of revenues (approximately 20% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of EITF 00-21, "Revenue Arrangements with

Multiple Deliverables." The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.

Approximately 40% of the unit's revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for the Performance of Construction-Type and Certain Production-Type Contracts" due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under SOP 81-1 include the construction and installation of complex test chambers to a buyer's specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under SOP 81-1, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones.

If a reliable measure of output cannot be established (which applies in less than 8% of Test unit revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company's operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates.

F. CASH AND CASH EQUIVALENTS

Cash equivalents include temporary investments that are readily convertible into cash, such as Eurodollars, commercial paper and treasury bills with original maturities of three months or less.

G. ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management's evaluation of the financial condition of the customer and historical write-off experience.

H. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

I. INVENTORIES

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

J. PROPERTY, PLANT AND EQUIPMENT

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

K. GOODWILL AND OTHER LONG-LIVED ASSETS

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

If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 5 regarding goodwill and other intangible assets activity.

L. CAPITALIZED SOFTWARE

The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs that are capitalized primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three to seven year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. The carrying values of capitalized costs are evaluated for impairment on an annual basis to determine if circumstances exist which indicate the carrying value of the asset may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.

M. IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

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

N. INCOME TAXES

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

O. RESEARCH AND DEVELOPMENT COSTS

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

P. FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with SFAS 52 "Foreign Currency Translation" (SFAS
52). The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Q. EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method. On August 5, 2005, the Company's Board of Directors approved a 2-for-1 stock split which was effected as a 100 percent stock dividend and was paid on September 23, 2005 to shareholders of record as of September 9, 2005. The 2004 common stock and per share amounts have been adjusted to reflect the stock split.

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)                       2006     2005     2004
                                    ------   ------   ------
Weighted Average Shares
   Outstanding -- Basic             25,718   25,511   25,803
Dilutive Options and performance-
   accelerated restricted stock        668      795      845
                                    ------   ------   ------
Adjusted Shares -- Diluted          26,386   26,306   26,648
                                    ======   ======   ======

Options to purchase 264,430 shares at prices ranging from $42.99 - $54.88 were outstanding during the year ended September 30, 2006, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 34,967 shares at prices ranging from $35.18 - $50.26 were outstanding during the year ended September 30, 2005, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 212,228 shares at prices ranging from $22.68 - $32.33 were outstanding during the year ended September 30, 2004, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 9,000, 36,000 and 14,000 restricted shares were outstanding but unearned at September 30, 2006, 2005 and 2004, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

R. SHARE-BASED COMPENSATION

Prior to October 1, 2005, the Company accounted for its stock option plans using the intrinsic value method of accounting provided under APB Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) under which no compensation expense was recognized for stock option grants. Accordingly, share-based compensation for stock options was included as a pro forma disclosure in the financial statement footnotes for periods prior to fiscal 2006.

Effective October 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment," (SFAS 123(R)) using the modified-prospective transition method. Under this transition method, compensation cost recognized in fiscal 2006 includes:

a) compensation cost for all share-based payments granted through September 30, 2005, for which the requisite service period had not been completed as of September 30, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and

b) compensation cost for all share-based payments granted subsequent to September 30, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on October 1, 2005, the Company's net earnings for the year ended September 30, 2006 were $2.3 million lower than if it had continued to account for share-based compensation under APB 25.

The Company has various share-based plans which allow the Company to grant key officers, managers and professional employees (1) options to purchase shares of the Company's common stock, (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options, or (3) performance-accelerated restricted shares (restricted shares) and other full value awards. No stock appreciation rights have been awarded to date. In addition, the Company provides compensation benefits to non-employee directors under a non-employee directors compensation plan.

S. COMPREHENSIVE INCOME (LOSS)

SFAS 130, "Reporting Comprehensive Income" requires the Company to report separately the translation adjustments of SFAS 52 defined above, and changes to the minimum pension liability, as components of comprehensive income or loss. Management has chosen to disclose the requirements of this Statement within the Consolidated Statements of Shareholders' Equity.

Accumulated other comprehensive loss as shown on the consolidated balance sheet of $(2.1) million and $(5.6) million at September 30, 2006 and 2005, respectively, consisted of $4.5 million and $3.0 million related to currency translation adjustments; $(6.6) million and $(8.6) million related to the minimum pension liability, respectively.

T. DEFERRED REVENUE

Deferred revenue is recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue is deferred until the customer has accepted the product or service. The current portion of approximately $3.0 million is classified in accrued expenses on the Consolidated Balance Sheet.

Deferred revenue also includes the long-term portion of unearned income related to two intellectual property agreements. The amount is being amortized into income on a straight-line basis over the remaining patent life through 2011. The current portion of approximately $0.6 million is classified in accrued expenses on the Consolidated Balance Sheet.

U. NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" (SFAS 123(R)). This Statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. The Company adopted the provisions of this Statement in the first quarter of fiscal 2006 on a prospective basis.

In December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). The American Jobs Creation Act of 2004, (the "Act") provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During fiscal 2006, the Company repatriated $39.5 million of foreign earnings which qualify for the special one-time deduction. Tax expense of $2.4 million was recorded in fiscal 2006 as a result of this repatriation.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." This Interpretation is effective for ESCO beginning October 1, 2007. This Interpretation prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the adoption of this Interpretation and does not currently have an estimate of the impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects. The measurement date -- the date at which the benefit obligation and plan assets are measured -- is required to be the Company's fiscal year-end, which is the date the Company currently uses. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006. The adoption of SFAS 158 is not expected to have a material impact to the Company's financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108), which addresses the diversity in practice in quantifying financial statement misstatements and provides interpretative guidance regarding the consideration given to prior year misstatements when determining materiality in current year financial statements. During 2006, the Company adopted the provisions of SAB No. 108 and recorded $2.4 million as a cumulative credit adjustment to 2006 beginning retained earnings.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS
157), which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact to the Company's financial position or results of operations.

2. ACQUISITIONS

Effective February 1, 2006, the Company acquired the capital stock of Hexagram, Inc. (Hexagram) for a purchase price of approximately $66 million. The acquisition agreement also provides for contingent consideration of up to $6.25 million over the five year period following the acquisition if Hexagram exceeds certain sales targets. Hexagram is an RF fixed network automatic meter reading
(AMR) company headquartered in Cleveland, Ohio. Hexagram broadens the Company's served market and provides an RF based AMI system serving primarily gas and water utilities. Hexagram's annual revenue over the past three years has been in the range of $20 million to $35 million. The operating results for Hexagram, since the date of acquisition, are included within the Communications unit. The Company recorded $6.6 million of amortizable identifiable intangible assets consisting primarily of patents and proprietary know-how, customer contracts, and order backlog which are being amortized on a straight-line basis over periods ranging from six months to seven years.

The following table summarizes the Company's estimates of the fair values of the assets acquired and liabilities assumed at the date of acquisition and includes subsequent adjustments to the allocation of purchase price.

Hexagram, Inc.
Assets Acquired and Liabilities Assumed
February 1, 2006

(Dollars in thousands)
Cash                            $ 2,128
Accounts receivable, net          3,267
Inventory                         4,161
Other current assets                276
Property, plant and equipment     2,223
Deferred tax assets                 735
Other assets                         60
Intangible assets:
   Trademarks                     3,485
   Patents                        3,468
   Customer contracts             2,378
   Other                            727
                                -------
                                 10,058
Goodwill                         51,202
Current liabilities              (4,149)
Deferred tax liabilities         (3,774)
Other long-term liabilities        (116)
                                -------
Aggregate purchase price        $66,071
                                =======

Effective November 29, 2005, the Company acquired Nexus Energy Software, Inc. (Nexus) through an all cash for shares merger transaction for approximately $29 million in cash plus contingent cash consideration over the four year period following the merger if Nexus exceeds certain sales targets. Nexus is a software company headquartered in Wellesley, Massachusetts with annual revenues in the past in excess of $10 million. Nexus broadens the Company's served market and provides software solutions that allow utilities to fully utilize the information produced by the Company's AMI systems. The operating results for Nexus, since the date of acquisition, are included within the Communications unit. The Company recorded $2.7 million of identifiable intangible assets consisting primarily of customer contracts and order backlog which are being amortized on a straight-line basis over periods ranging from one year to three years. In connection with the acquisition of Nexus, the Company acquired approximately $13 million of net operating loss carryforward that will expire between 2017 and 2025 and is subject to a Section 382 limitation.

The following table summarizes the Company's estimates of the fair values of the assets acquired and liabilities assumed at the date of acquisition and includes subsequent adjustments to the allocation of purchase price.

Nexus Energy Software, Inc.
Assets Acquired and Liabilities Assumed
November 29, 2005

(Dollars in thousands)
Cash                            $   440
Accounts receivable, net          1,701
Other current assets                228
Property, plant and equipment       965
Deferred tax assets               4,469
Other assets                        176
Intangible assets:
   Contracts/software             1,497
   Backlog                        1,064
   Other                            162
                                -------
                                  2,723
Goodwill                         23,434
Current liabilities              (3,862)

Deferred tax liabilities         (1,095)
Other long-term liabilities        (180)
                                -------
Aggregate purchase price        $28,999
                                =======

All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition. Pro forma financial information related to the Nexus and Hexagram acquisitions was not presented as it was not significant to the Company's results of operations. None of the goodwill recorded as part of the Nexus or Hexagram acquisitions is expected to be deductible for U.S. federal or state income tax purposes.

3. DISCONTINUED OPERATIONS

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

The MicroSep businesses are accounted for as a discontinued operation in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) and, accordingly, amounts in the financial statements and related notes for all periods shown, reflect discontinued operations presentation. The net sales from the MicroSep businesses were $29.4 million for the year ended September 30, 2004. The pre-tax loss from operations from the MicroSep businesses was $5.0 million for the year ended September 30, 2004.

4. ASSET IMPAIRMENT

In June 2005, the Company abandoned its plans to commercialize certain sensor products within the Filtration/Fluid Flow segment. This action resulted in an asset impairment charge of $0.8 million to write off certain patents and a related licensing agreement to their respective fair market values. The Company ended its development efforts on this program after it determined that the market was not developing as quickly as anticipated and the expected costs and time frame to fully commercialize the products were not acceptable.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Included on the Company's Consolidated Balance Sheet at September 30, 2006 and 2005 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)                           2006    2005
                                               ------   ----
Goodwill:
   Gross carrying amount                       $152.4   77.8
   Less: accumulated amortization                 8.9    8.9
                                               ------   ----
         Net                                   $143.5   68.9
                                               ------   ----
Intangible assets with determinable lives:
   Patents
      Gross carrying amount                    $ 17.6   17.5
      Less: accumulated amortization             13.9   13.1
                                               ------   ----
         Net                                   $  3.7    4.4
                                               ------   ----
   Capitalized software
      Gross carrying amount                    $ 55.3   23.9
      Less: accumulated amortization             10.1    6.8
                                               ------   ----

         Net                                   $ 45.2   17.1
                                               ------   ----
   Other
      Gross carrying amount                    $  9.5    0.4
      Less: accumulated amortization              2.8    0.3
                                               ------   ----
         Net                                   $  6.7    0.1
                                               ------   ----
Intangible assets with indeterminable lives:
   Trademarks                                  $  3.5     --
                                               ======   ====

The Company performed its annual evaluation of goodwill for impairment during the fourth quarter of fiscal 2006 and concluded no impairment existed at September 30, 2006. The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2006 and 2005 are as follows:

                                                        Filtration/
(Dollars in millions)                  Communications    Fluid Flow   Test
                                       --------------   -----------   ----
Balance as of September 30, 2005            $  --           39.8      29.1
   Acquisitions (Hexagram and Nexus)         74.6             --        --
                                            -----           ----      ----
Balance as of September 30, 2006            $74.6           39.8      29.1
                                            =====           ====      ====

Amortization expense related to intangible assets with determinable lives was $6.9 million, $2.0 million and $2.1 million in 2006, 2005 and 2004, respectively. The increase in amortization expense in 2006 as compared to the prior year was due to $2.7 million of amortization related to the Nexus and Hexagram acquired intangible assets and $2.2 million of amortization related to the Company's TNG software. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally 3-7 years. Estimated intangible assets amortization for fiscal year 2007 is approximately $11 million. Estimated intangible asset amortization for fiscal years 2008 through 2011 is estimated at approximately $12 million to $13 million per year. The increase in intangible asset amortization is related to the additional costs associated with the TNG software.

6. ACCOUNTS RECEIVABLE

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2006 and 2005:

(Dollars in thousands)                    2006     2005
                                        -------   ------
Commercial                              $81,986   66,871
U.S. Government and prime contractors     1,830    1,948
                                        -------   ------
   Total                                $83,816   68,819
                                        =======   ======

7. INVENTORIES

Inventories consist of the following at September 30, 2006 and 2005:

(Dollars in thousands)                    2006     2005
                                        -------   ------
Finished goods                          $12,834   14,361
Work in process -- including
   long-term contracts                   13,211   12,512
Raw materials                            24,939   21,772
                                        -------   ------
   Total                                $50,984   48,645
                                        =======   ======

8. PROPERTY, PLANT AND EQUIPMENT

Depreciation expense from continuing operations of property, plant and equipment for the years ended September 30, 2006, 2005 and 2004 was $10.4 million, $10.1 million and $9.5 million, respectively.

The closure and relocation of the Filtertek Puerto Rico facility was completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2006. The facility is being marketed for sale.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2006, 2005 and 2004 was $7.3 million, $6.3 million and $5.8 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2006 are:

(Dollars in thousands)

Years ending September 30:
--------------------------
2007                         $ 7,112
2008                           4,789
2009                           3,128
2010                           2,310
2011 and thereafter            4,935
                             -------
   Total                     $22,274
                             =======

9. INCOME TAX EXPENSE

Total income tax expense for the years ended September 30, 2006, 2005 and 2004 was allocated as follows:

(Dollars in thousands)                            2006     2005     2004
                                                -------   ------   ------
Income tax expense from continuing operations   $17,622   20,363   22,748
Discontinued operations                              --       --   (2,481)
                                                -------   ------   ------
   Total income tax expense                     $17,622   20,363   20,267
                                                =======   ======   ======

For the year ended September 30, 2006, pretax earnings related to United States (U.S.) and foreign tax jurisdictions were $43.9 million and $5.0 million, respectively. For the year ended September 30, 2005, pretax earnings related to U.S. and foreign tax jurisdictions were $52.5 million and $11.4 million, respectively. For the year ended September 30, 2004, pretax earnings related to U.S. and foreign tax jurisdictions was $46.3 million and $9.6 million, respectively.

The principal components of income tax expense from continuing operations for the years ended September 30, 2006, 2005 and 2004 consist of:

(Dollars in thousands)                             2006     2005     2004
                                                 -------   ------   ------
Federal
   Current (including Alternative Minimum Tax)   $ 3,571      874   14,153
   Deferred                                       10,291   15,313    3,641
State and local:
   Current                                         2,673    2,414    3,259
   Deferred                                         (518)     (21)      76
Foreign:
   Current                                         1,213    1,854    1,752
   Deferred                                          392      (71)    (133)
                                                 -------   ------   ------
   Total                                         $17,622   20,363   22,748
                                                 =======   ======   ======

The actual income tax expense from continuing operations for the years ended September 30, 2006, 2005 and 2004 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

                                           2006   2005   2004
                                           ----   ----   ----
Federal corporate statutory rate           35.0%  35.0%  35.0%
State and local, net of Federal benefits    2.4    2.4    3.5
Foreign -- Puerto Rico                      0.5   (4.6)  (3.1)
Foreign -- Other                           (0.5)  (1.6)    --
Foreign earnings repatriation               4.8     --     --
Research credit                            (5.0)    --     --
SFAS 123(R)                                 1.4     --     --
Change in tax contingencies                (2.9)    --     --

Other, net                                  0.3    0.7    2.2
                                           -----  -----  -----
Effective income tax rate                  36.0%  31.9%  37.6%
                                           =====  =====  =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2006, and 2005 are presented below.

(Dollars in thousands)                                2006       2005
                                                    --------   -------
Deferred tax assets:
   Inventories, long-term contract accounting,
      contract cost reserves and others             $  1,858     3,159
   Pension and other postretirement benefits           5,449     6,981
   Net operating loss carryforward -- domestic         5,103    15,695
   Net operating loss carryforward -- foreign          2,895     1,715
   Capital loss carryforward                           7,381     7,381
   Other compensation-related costs
      and other cost accruals                         18,484    11,687
   Research credit carryforward                        6,635        --
                                                    --------   -------
      Total deferred tax assets                       47,805    46,618

Deferred tax liabilities:
   Plant and equipment, depreciation methods,
      acquisition asset allocations, and other       (17,028)  (12,926)
                                                    --------   -------
Net deferred tax asset before valuation allowance     30,777    33,692
Less valuation allowance                             (10,276)   (9,096)
                                                    --------   -------
Net deferred tax assets                             $ 20,501    24,596
                                                    ========   =======

Net deferred tax assets are classified in the Consolidated Balance Sheets as set forth below.

(Dollars in thousands)                        2006     2005
                                            -------   ------
Current portion of deferred tax assets      $24,251   25,271
Deferred tax liabilities (non-current) --
   Included in Other Liabilities             (3,750)    (675)
                                            -------   ------
   Net deferred tax assets                  $20,501   24,596
                                            =======   ======

Management believes that, based on the Company's historical pretax income together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at September 30, 2006. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $59 million, of which $15 million is required to be realized prior to the expiration of the NOL carryforward in the United States. The expiration of the NOL carryforward is between 2019 and 2025. The Company anticipates being able to utilize the NOL carryforward to reduce future Federal income tax cash payments.

The Company has established a valuation allowance of $7.4 million against the capital loss carryforward generated in 2004, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain NOL carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $2.9 million and $1.7 million at September 30, 2006 and 2005, respectively. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis. The Company reclassified the current and long-term portion of its valuation allowance as of September 30, 2005 to be consistent with the current year presentation.

On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (the "2004 Jobs Act"). The 2004 Jobs Act repeals the extraterritorial income exclusion and provides for (i) a new deduction for domestic manufacturing and production income, (ii) international tax reforms, (iii) a temporary incentive for U.S. multinational companies to reinvest foreign earnings in the U.S., and (iv) numerous other business tax relief provisions. The foreign earnings repatriation provision provides an 85% dividends received deduction for certain dividends received from controlled foreign corporations. In addition, in December 2004, the FASB issued FASB Staff Position FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (2004 Jobs
Act). The Company repatriated $39.5 million of funds to reinvest in the U.S. under the 2004 Jobs Act. Federal income taxes on the repatriated amounts were based on the 5.25% effective statutory rate as provided in the 2004 Jobs Act, plus applicable state income and foreign withholding taxes. Federal income taxes and applicable withholding taxes of $2.4 million have been provided for in the current year provision.

Under current law, the research credit expired for research expenditures incurred after December 31, 2005. The Company began an analysis of available research credits for the period beginning in 2000 and ending with the three month period ended December 31, 2005. The Company expects that these research credit claims will be approximately $2.5 million.

No deferred taxes have been provided on the accumulated unremitted earnings of the Company's foreign subsidiaries as of September 30, 2006. The Company's intention is to reinvest these earnings indefinitely. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $3.2 million would be due, which would correspondingly reduce the Company's net earnings.

During 2006, the Company determined that state tax expense had not been accurately recorded in the financial statements for years 2001 through 2005. The effect in any individual prior year was not material to the Company's results of operations, financial position or cash flows. The Company adopted the provisions of SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" and recorded $2.4 million as a cumulative credit adjustment to 2006 beginning retained earnings.

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company's potential tax liability occurred during the year ended September 30, 2006, and may occur in the future as the Company's assessment changes based on examinations in various jurisdictions and/or changes in tax laws, regulations and case law. Accordingly, the Company's estimate of income tax liabilities may differ from actual payments or assessments.

10. DEBT

At September 30, 2006 and 2005, there were no outstanding borrowings under the revolving credit facility. Effective October 6, 2004, the Company entered into a $100 million five-year revolving bank credit facility with a $50 million increase option that has a final maturity and expiration date of October 6, 2009. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent. At September 30, 2006, the Company had approximately $99.2 million available to borrow under the credit facility in addition to $36.8 million cash on hand. At September 30, 2006, the Company had outstanding letters of credit of $1.5 million ($0.8 million outstanding under the credit facility). On February 1, 2006, the Company borrowed $47 million to partially fund the acquisition of Hexagram which was subsequently repaid from the foreign cash repatriation by March 31, 2006. The interest rate on this debt was approximately 5.3%. During April 2006, the Company borrowed $5 million which was subsequently repaid prior to April 30, 2006. The interest rate on this debt was 7.75%.

The credit facility requires, as determined by certain financial ratios, a commitment fee ranging from 17.5 to 27.5 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include limitations on leverage, minimum consolidated EBITDA and minimum net worth.

During 2006 and 2005, the maximum aggregate short-term borrowings at any month-end were $47 million and zero, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $3.9 million and zero, respectively; and the weighted average interest rates were 5.25%, not applicable in 2005, and 1.87% in 2004. The letters of credit issued and outstanding under the credit facility totaled $0.8 million and $1.4 million at September 30, 2006, and 2005, respectively.

11. CAPITAL STOCK

The 29,030,995 and 28,738,958 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2006 and 2005 represent the actual number of shares issued at the respective dates. The Company held 3,166,026 and 3,175,626 common shares in treasury at September 30, 2006 and 2005, respectively.

In August 2006, the Company's Board of Directors authorized an open market common stock repurchase program for up to 1.2 million shares, subject to market conditions and other factors which covers the period through September 30, 2008. There were no stock repurchases during fiscal 2006. The Company repurchased 670,072 and 312,400 shares in 2005 and 2004, respectively, under a previously authorized program.

12. SHARE-BASED COMPENSATION

Prior to October 1, 2005, the Company accounted for its stock option plans using the intrinsic value method of accounting provided under APB Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations, as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) under which no compensation expense was recognized for stock option grants. Accordingly, share-based compensation for stock options was included as a pro forma disclosure in the financial statement footnotes for periods prior to fiscal 2006.

Effective October 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment," (SFAS 123(R)) using the modified-prospective transition method. Under this transition method, compensation cost recognized in fiscal 2006 includes:

c) compensation cost for all share-based payments granted through September 30, 2005, for which the requisite service period had not been completed as of September 30, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and

d) compensation cost for all share-based payments granted subsequent to September 30, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on October 1, 2005, the Company's net earnings for the year ended September 30, 2006 were $2.3 million lower than if it had continued to account for share-based compensation under APB 25.

The Company has various share-based plans which allow the Company to grant key officers, managers and professional employees (1) options to purchase shares of the Company's common stock, (2) stock appreciation rights with respect to all or any part of the number of shares covered by the options, or (3) performance-accelerated restricted shares and other stock based awards. No stock appreciation rights have been awarded to date. In addition, the Company provides compensation benefits to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be added to the authorized shares allocated 2,000,000 shares for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2006, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 330,032 shares, respectively.

STOCK OPTION PLANS

The Company's stock option awards are generally subject to graded vesting over a three year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003 have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. Beginning with fiscal 2006 awards, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. Prior to fiscal 2006, the Company calculated the pro forma compensation cost using the graded vesting method (FIN 28 approach).

The fair value of each option award is estimated as of the date of grant using a Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO's stock calculated over the expected term of the option. The expected term was calculated in accordance with Staff Accounting Bulletin No. 107 using the simplified method for "plain-vanilla" options. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2006, 2005 and 2004, respectively: expected dividend yield of 0% in all periods; expected volatility of 28.0%, 23.5% and 21.4%; risk-free interest rate of 4.6%, 3.9% and 4.2%; and expected term of 3.50 years, 3.58 years and 4.25 years.

Information regarding stock options awarded under the option plans is as follows:

                                       FY2006                   FY2005                   FY2004
                               ----------------------   ----------------------   ----------------------
                                            ESTIMATED                Estimated                Estimated
                                            WEIGHTED                 Weighted                 Weighted
                                 SHARES    AVG. PRICE     Shares    Avg. Price     Shares    Avg. Price
                               ---------   ----------   ---------   ----------   ---------   ----------
October 1                      1,324,548     $20.48     1,356,094     $13.63     1,529,192     $10.89
   Granted                       328,080     $44.63       376,200     $35.55       291,600     $24.15
   Exercised                    (232,371)    $15.95      (388,340)    $10.94      (385,166)    $10.13
   Cancelled                     (32,909)    $35.77       (19,406)    $24.96       (79,532)    $16.26
                               ---------     ------     ---------     ------     ---------     ------
September 30,                  1,387,348     $26.60     1,324,548     $20.48     1,356,094     $13.63

At September 30,
   Reserved for future grant   1,146,741                1,428,032                1,665,238
   Exercisable                   753,415     $16.46       755,612     $12.29       818,824     $ 9.71
                               =========     ======     =========     ======     =========     ======

The aggregate intrinsic value of options exercised during 2006, 2005 and 2004 was $7.9 million, $12.4 million and $6.2 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2006 was $32.1 million and $22.7 million, respectively. The weighted-average contractual life of stock options outstanding at September 30, 2006 was 3.75 years. The weighted-average fair value of stock options granted in 2006, 2005, and 2004 was $12.17, $11.28, and $6.84, respectively.

Summary information regarding stock options outstanding at September 30, 2006 is presented below:

                            Options Outstanding
                  ---------------------------------------
                                    Weighted-
                                     Average     Weighted
                      Number        Remaining     Average
Range of          Outstanding at   Contractual   Exercise
Exercise Prices   Sept. 30, 2006       Life        Price
---------------   --------------   -----------   --------
$ 4.59 - $10.72        215,244      3.0 years     $ 7.21
$12.59 - $14.52        292,912      5.5 years     $13.71
$17.16 - $32.32        229,371      2.7 years     $23.34
$35.18 - $42.10        327,241      3.0 years     $35.29
$42.99 - $54.88        322,580      4.2 years     $44.74
                     ---------      ---------     ------
                     1,387,348      3.8 years     $26.60
                     =========      =========     ======

                  Exercisable Options Outstanding
                  -------------------------------
                                      Weighted
                         Number        Average
Range of             Exercisable at   Exercise
Exercise Prices      Sept. 30, 2006     Price
---------------      --------------   --------
$ 4.59 - $10.72          215,244       $ 7.21
$12.59 - $14.52          292,912       $13.71
$17.16 - $32.32          148,150       $22.88
$35.18 - $50.10           97,109       $35.42
                         -------       ------
                         753,415       $16.46
                         =======       ======

PERFORMANCE-ACCELERATED RESTRICTED SHARE AWARDS

The performance-accelerated restricted shares (restricted shares) vest over five years with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for all outstanding restricted share awards is being recognized over the shorter performance period as it is probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pre-tax compensation expense related to the restricted share awards was $1.5 million, $1.9 million and $1.4 million for fiscal years ended September 30, 2006, 2005 and 2004, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2006 and changes during the period then ended:

                                              Weighted
                                   Shares    Avg. Price
                                  --------   ----------
Nonvested at October 1, 2005       238,436     $23.78
Granted                             64,130     $43.02
Vested                            (118,736)    $17.41
Cancelled                          (28,100)    $36.16
                                  --------     ------
Nonvested at September 30, 2006    155,730     $34.33
                                  ========     ======

NON-EMPLOYEE DIRECTORS PLAN

The non-employee directors compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $1.0 million, $0.7 million and $0.4 million for the years ended September 30, 2006, 2005 and 2004, respectively.

The total share-based compensation cost that has been recognized in results of operations and included within SG&A was $4.8 million, $2.6 million and $1.8 million for the years ended September 30, 2006, 2005 and 2004, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.2 million, $1.0 million and $0.7 million for the years ended September 30, 2006, 2005 and 2004, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R)-3, "Transition Election related to Accounting for the Tax Effects of Share-Based Payment Awards." As of September 30, 2006, there was $8.4 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.5 years.

PRO FORMA NET EARNINGS

The following table provides pro forma net earnings and earnings per share had the Company applied the fair value method of SFAS 123 for the years ended September 30, 2005 and 2004:

Pro forma (Unaudited)

(Dollars in thousands,
except per share amounts)                         2005     2004
                                                -------   ------
Net earnings, as reported                       $43,544   35,671
Add: stock-based employee
   compensation expense included
   in reported net earnings, net of tax           1,165      866
Less: total stock-based employee
   compensation expense determined
   under fair value based methods, net of tax    (3,476)  (1,910)
                                                -------   ------
Pro forma net earnings                          $41,233   34,627
                                                -------   ------
Net earnings per share:
   Basic -- as reported                         $  1.71     1.38
   Basic -- pro forma                              1.62     1.34
   Diluted -- as reported                          1.66     1.34
   Diluted -- pro forma                            1.57     1.30
                                                =======   ======

13. RETIREMENT AND OTHER BENEFIT PLANS

Substantially all employees are covered by defined contribution pension plans maintained by the Company for the benefit of its employees. Effective December 31, 2003, the Company's defined benefit plan was frozen and no additional benefits will be accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. The annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $1.8 million and $1.9 million at September 30, 2006 and 2005, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company's results of operations or financial condition.

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2006, and a statement of the funded status as of September 30, 2006 and 2005:

                                              Pension Benefits
                                              ----------------
(Dollars in millions)                            2006   2005
                                                -----   ----
RECONCILIATION OF BENEFIT OBLIGATION
Net benefit obligation at beginning of year     $50.2   45.0
Service cost                                       --     --
Interest cost                                     2.6    2.6
Actuarial (gain) loss                            (2.9)   4.2
Plan amendments                                   0.1     --
Plan participant contributions                     --     --
Gross benefits paid                              (1.8)  (1.6)
                                                -----   ----
Net benefit obligation at end of year           $48.2   50.2
                                                =====   ====

                                                    Pension
                                                    Benefits
                                                 --------------
(Dollars in millions)                             2006    2005
                                                 ------   -----
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year   $32.7    31.1
Actual return on plan assets                       2.6     3.0
Employer contributions                             1.6     0.2
Plan participant contributions                      --      --
Gross benefits paid                               (1.8)   (1.6)
                                                 -----    ----
Fair value of plan assets at end of year         $35.1    32.7
                                                 =====    ====

Employer contributions and benefits paid under the pension plans include $0.2 million paid from employer assets in 2006 and 2005.

                                                    Pension
                                                    Benefits
                                                 --------------
(Dollars in millions)                             2006    2005
                                                 ------   -----
Funded Status
Funded status at end of year                     $(13.1)  (17.5)
Unrecognized prior service cost                     0.1      --
Unrecognized net actuarial (gain) loss             10.1    13.3
                                                 ------   -----
   Accrued benefit cost                            (2.9)   (4.2)
                                                 ------   -----
Amounts recognized in the Balance Sheet
   consist of:
Accrued benefit cost                               (2.9)   (4.2)
Additional minimum liability                      (10.3)  (13.3)
Intangible asset                                    0.1      --
Accumulated other comprehensive income
   (before tax effect)                             10.2    13.3
                                                 ------   -----
   Accrued benefit liability                     $ (2.9)   (4.2)
                                                 ======   =====

A decrease of $3.0 million was included in other comprehensive income during 2006 arising from a change in the additional minimum liability.

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2006, 2005 and 2004:


                                  Pension Benefits
                                 ------------------
(Dollars in millions)            2006   2005   2004
                                 ----   ----   ----
Service cost                     $ --     --    0.6
Interest cost                     2.6    2.6    2.5
Expected return on plan assets   (2.7)  (2.9)  (2.9)
Amortization of service costs      --     --     --
Net actuarial (gain) loss         0.4    0.2    0.1
Net amortization and deferral      --     --     --
                                 ----   ----   ----
   Net periodic benefit cost      0.3   (0.1)   0.3
Defined contribution plans        2.9    2.4    1.9
                                 ----   ----   ----
   Total                         $3.2    2.3    2.2
                                 ====   ====   ====

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

                             2006   2005   2004
                             ----   ----   ----
Discount rate                5.25%  6.00%  6.00%
Rate of increase in
   compensation levels        N/A    N/A   4.00%
Expected long-term rate of
   return on assets          8.25%  8.25%  8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

                         2006   2005
                         ----   ----
Discount rate            5.75%  5.25%
Rate of increase in
   compensation levels     --     --

The assumed rate of increase in compensation levels is not applicable in 2005 and 2004 as the plan was frozen as of December 31, 2003.

The asset allocation for the Company's pension plans at the end of 2006 and 2005, the Company's acceptable range and the target allocation for 2007, by asset category, follows:

                          Target     Acceptable     Percentage of
                        Allocation     Range      Plan at Year-end
                        ----------   ----------   ----------------
ASSET CATEGORY             2007                      2006   2005
--------------             ----                      ----   ----
Equity securities           60%        50-70%         66%    65%
Fixed income                40%        30-50%         32%    31%
Cash/cash equivalents        0%         0-5%           2%     4%

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

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:


                                           Pension     Other
(Dollars in millions)                     Benefits   Benefits
                                          --------   --------
Expected Employer Contributions -- 2007               $0.20.1
Expected Benefit Payments
2007                                                   2.20.1
2008                                                   2.30.1
2009                                                   2.30.1
2010                                                   2.40.1
2011                                                   2.50.1
2012-2016                                   $14.3         0.6

14.  OTHER FINANCIAL DATA

Items charged to operations during the years ended September 30, 2006, 2005 and 2004 included the following:

(Dollars in thousands)          2006       2005     2004
                              --------   -------   ------
Salaries and wages
   (including fringes)        $119,286   100,372   93,536
Maintenance and repairs          4,719     3,897    4,326
                              --------   -------   ------
Research and development
   (R&D) costs:

   Company-sponsored          $ 20,043    16,829   12,201
   Customer-sponsored            6,323     5,687    6,064
                              --------   -------   ------
   Total R&D                  $ 26,366    22,516   18,265
   Other engineering costs       9,069     7,763    9,636
                              --------   -------   ------
   Total R&D and other
      engineering costs       $ 35,435    30,279   27,901
                              --------   -------   ------
   As a % of net sales             7.7%      7.1%     6.6%
                              ========   =======   ======

The increase in salaries and wages in 2006 compared to the prior years is mainly due to the current year acquisitions of Nexus and Hexagram and the addition of personnel at DCSI to support the near-term sales growth.

Customer-sponsored R&D is defined in note 1(O) of notes to consolidated financial statements.

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2006, 2005, and 2004 is as follows:

                                2006      2005     2004
                               -------   ------   ------
Balance as of October 1        $ 1,487    2,147    1,374
Additions charged to expense     2,357    1,108    3,206
Deductions                      (2,422)  (1,768)  (2,433)
                               -------   ------   ------
Balance as of September 30     $ 1,422    1,487    2,147
                               =======   ======   ======

15.  BUSINESS SEGMENT INFORMATION

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company has three reporting units:
Communications, Filtration/Fluid Flow and RF Shielding and Test (Test). The Communications unit is a proven supplier of special purpose fixed network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. DCSI's Two-Way Automatic Communications System, known as TWACS(R), is currently used for automatic meter reading (AMR) and related advanced metering functions serving approximately 200 utilities, as well as having load management capabilities. Hexagram's STAR(R) system, the premier wireless Advanced Metering Infrastructure, delivers two-way and one-way operation on secure licensed radio frequencies for more than 100 utilities serving electric, gas and water customers. Nexus provides best-in-class information solutions to more than 85 leading energy companies that add value to existing billing and metering infrastructure to allow both the utilities and their customers to better manage energy-driven transactions and decision making. Comtrak's SecurVision(R) product line provides digital video surveillance and security functions for large commercial enterprises and alarm monitoring companies. Filtration/Fluid Flow primary operations consist of: PTI Technologies Inc. (PTI), VACCO Industries (VACCO) and Filtertek Inc. (Filtertek). PTI and VACCO develop and manufacture a wide range of filtration products and are leading suppliers of filters to the commercial and defense aerospace, satellite and industrial markets. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. Each of the components of the Filtration/Fluid Flow segment is presented separately due to differing long-term economics. Test segment operations represent the EMC Group, consisting primarily of EMC Test Systems, L.P. (ETS) and Lindgren RF Enclosures, Inc. (Lindgren). The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1 to the Consolidated Financial Statements.

In accordance with SFAS 131, the Company evaluates the performance of its operating units based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories, capitalized software and fixed assets directly associated with the production processes of the segment. Segment depreciation and amortization is based upon the direct assets listed above.

NET SALES

(Dollars in millions)

Year ended September 30,             2006     2005    2004
------------------------            ------   -----   -----
Communications                      $156.2   138.0   137.8
                                    ------   -----   -----
PTI                                   46.4    40.7    38.1
VACCO                                 32.3    38.9    43.2
Filtertek                             95.4    92.1    92.6
                                    ------   -----   -----
   Filtration/Fluid Flow subtotal    174.1   171.7   173.9
Test                                 128.6   119.4   110.4
                                    ------   -----   -----
Consolidated totals                 $458.9   429.1   422.1
                                    ======   =====   =====

No customers exceeded 10% of net sales in the periods presented.

EBIT

(Dollars in millions)

Year ended September 30,             2006     2005    2004
------------------------            ------   -----   -----
Communications                      $ 28.3    38.8    38.4
                                    ------   -----   -----
PTI                                    6.6     3.8     2.4
VACCO                                  6.1    10.4    13.7
Filtertek                              6.8     8.2     5.7
                                    ------   -----   -----
   Filtration/Fluid Flow subtotal     19.5    22.4    21.8
Test                                  15.0    12.2    11.3
Reconciliation to consolidated
   totals (Corporate)                (15.2)  (11.4)  (11.8)
                                    ------   -----   -----
Consolidated EBIT                     47.6    62.0    59.7
   Add: interest income                1.3     1.9     0.8
                                    ------   -----   -----
   Earnings before income tax       $ 48.9    63.9    60.5
                                    ======   =====   =====

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,             2006     2005    2004
------------------------            ------   -----   -----
Communications                      $ 97.9    52.4    51.3
                                    ------   -----   -----
PTI                                   32.0    36.7    39.7
VACCO                                 15.7    19.7    21.8
Filtertek                             62.9    91.5    93.0
                                    ------   -----   -----
   Filtration/Fluid Flow subtotal    110.6   147.9   154.5
Test                                  50.3    80.7    75.1
Reconciliation to consolidated
   totals (Corporate assets)         229.9   142.8   121.5
                                    ------   -----   -----
Consolidated totals                 $488.7   423.8   402.4
                                    ======   =====   =====

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.

CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,            2006   2005   2004
------------------------            ----   ----   ----
Communications                      $3.4    1.9    1.5
                                    ----    ---   ----
PTI                                  0.2    1.0    1.1
VACCO                                1.0    0.7    0.6
Filtertek                            3.8    4.0    6.7
                                    ----    ---   ----
   Filtration/Fluid Flow subtotal    5.0    5.7    8.4
Test                                 0.7    1.2    0.9
                                    ----    ---   ----
Consolidated totals                 $9.1    8.8   10.8
                                    ====    ===   ====

DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,             2006   2005   2004
------------------------            -----   ----   ----
Communications                      $ 5.0    2.0    1.7
                                    -----   ----   ----
PTI                                   1.5    1.5    1.7
VACCO                                 0.7    0.7    0.7
Filtertek                             6.0    6.2    6.0
                                    -----   ----   ----
   Filtration/Fluid Flow subtotal     8.2    8.4    8.4
Test                                  1.3    1.4    1.4
Reconciliation to consolidated
   totals (Corporate)                 2.8    0.4    0.4
                                    -----   ----   ----
Consolidated totals                 $17.3   12.2   11.9
                                    =====   ====   ====

GEOGRAPHIC INFORMATION

NET SALES

(Dollars in millions)

Year ended September 30,             2006     2005    2004
------------------------            ------   -----   -----
United States                       $355.9   325.3   330.6
Europe                                40.2    56.0    58.3
Far East                              36.1    29.6    18.8
Other                                 26.7    18.2    14.4
                                    ------   -----   -----
Consolidated totals                 $458.9   429.1   422.1
                                    ======   =====   =====

LONG-LIVED ASSETS

(Dollars in millions)

Year ended September 30,             2006   2005   2004
------------------------            -----   ----   ----
United States                       $51.3   50.3   53.5
Europe                               10.6   10.9   11.6
Other                                 6.9    6.0    4.0
                                    -----   ----   ----
Consolidated totals                 $68.8   67.2   69.1
                                    =====   ====   ====

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

16. COMMITMENTS AND CONTINGENCIES

At September 30, 2006, the Company had $1.5 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. Lindgren is involved in a contract dispute with a prime contractor involving the assertion of certain construction delay damages of approximately $3.7 million. The project was completed in 2005. Lindgren vigorously denies responsibility for this delay and for these damages, and has asserted a claim against the prime contractor of $0.9 million based on damages suffered by Lindgren. Lindgren continues to aggressively defend its position and pursue its right to affirmative damages however, there can be no assurance of the outcome at this time. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management, that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                     FIRST     SECOND    THIRD     FOURTH    FISCAL
(Dollars in thousands, except per share amounts)    QUARTER   QUARTER   QUARTER   QUARTER     YEAR
                                                   --------   -------   -------   -------   -------
2006
Net sales                                          $ 90,586   122,884   123,626   121,769   458,865
Net earnings                                          2,204     7,343    11,163    10,570    31,280
                                                   --------   -------   -------   -------   -------
Basic earnings per share:
   Net earnings                                         .09       .29       .43       .41      1.22
Diluted earnings per share:
   Net earnings                                    $    .08       .28       .42       .40      1.19
                                                   ========   =======   =======   =======   =======
2005
Net sales                                          $104,375   106,160   108,800   109,780   429,115
Net earnings                                         10,523    10,427    12,401    10,193    43,544
                                                   --------   -------   -------   -------   -------
Basic earnings per share:
   Net earnings                                         .41       .41       .49       .40      1.71
Diluted earnings per share:
   Net earnings                                    $    .40       .40       .47       .39      1.66
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

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 using criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on these criteria, subject to the scope limitation with respect to Nexus and Hexagram as discussed in the following paragraph.

The Company acquired Nexus Energy Software, Inc. (Nexus) on November 29, 2005 and Hexagram, Inc. (Hexagram) on February 1, 2006. As permitted by SEC guidance, Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, Nexus' and Hexagram's internal control over financial reporting. Total assets related to Nexus as of September 30, 2006 were $3.7 million and revenues for the ten-month period subsequent to the acquisition (November 29, 2005 to September 30, 2006) were $9.6 million. Total assets related to Hexagram as of September 30, 2006 were $13.1 million and revenues for the eight-month period subsequent to the acquisition (February 1, 2006 to September 30, 2006) were $18.6 million.

Our internal control over financial reporting as of September 30, 2006, as well as our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2006, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in the report which is included herein.


-------------------------------------   ----------------------------------------
Victor L. Richey                        Gary E. Muenster
Chairman, Chief Executive Officer,      Senior Vice President
and President                           and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ESCO Technologies Inc.:

We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries (the Company) as of September 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to previously present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" effective October 1, 2005 and the Company changed its method of quantifying errors in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ESCO Technologies Inc.'s internal control over financial reporting as of September 30, 2006, based on criteria established in the Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 11, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

St. Louis, Missouri
December 11, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ESCO Technologies Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that ESCO Technologies Inc. (the Company) maintained effective internal control over the financial reporting as of September 30, 2006, based on criteria established in the Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that ESCO Technologies Inc. maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in the Internal Control -- Integrated Framework issued by COSO. Also, in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in the Internal Control -- Integrated Framework issued by COSO.

The Company acquired Nexus Energy Software, Inc. (Nexus) on November 29, 2005 and Hexagram, Inc. (Hexagram) on February 1, 2006, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, Nexus' and Hexagram's internal control over financial reporting. Total assets related to Nexus as of September 30, 2006 of $3.7 million and revenues for the ten-month period subsequent to the acquisition (November 29, 2005 to September 30, 2006) of $9.6 million and total assets related to Hexagram as of September 30, 2006 of $13.1 million and revenues for the eight-month period subsequent to the acquisition (February 1, 2006 to September 30, 2006) of $18.6 million were included in the consolidated financial statements of ESCO Technologies Inc. and subsidiaries as of and for the year ended September 30, 2006. Our audit of internal control over financial reporting of ESCO Technologies Inc. also excluded an evaluation of the internal control over financial reporting of Nexus and Hexagram.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2006, and our report dated December 11, 2006, expressed an unqualified opinion on those consolidated financial statements.

St. Louis, Missouri
December 11, 2006

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)          2006     2005    2004    2003    2002
                                                        ------   -----   -----   -----   -----
For years ended September 30:
   Net sales                                            $458.9   429.1   422.1   396.7   316.6
   Net earnings from continuing operations                31.3    43.5    37.8    26.7    23.3
   Net earnings (loss) from discontinued operations         --      --    (2.1)  (66.5)   (1.6)
   Net earnings (loss) before accounting change           31.3    43.5    35.7   (39.7)   21.8
   Net earnings (loss)                                    31.3    43.5    35.7   (41.1)   21.8

Earnings (loss) per share:
Basic:
   Continuing operations                                  1.22    1.71    1.47    1.05    0.93
   Discontinued operations                                  --      --   (0.09)  (2.62)  (0.06)
   Cumulative effect of accounting change, net of tax       --      --      --   (0.06)     --
                                                        ------   -----   -----   -----   -----
   Net earnings (loss)                                    1.22    1.71    1.38   (1.63)   0.87

Diluted:
   Continuing operations                                  1.19    1.66    1.42    1.02    0.90
   Discontinued operations                                  --      --   (0.08)  (2.53)  (0.06)
   Cumulative effect of accounting change, net of tax       --      --      --   (0.06)     --
                                                        ------   -----   -----   -----   -----
   Net earnings (loss)                                    1.19    1.66    1.34   (1.57)   0.84

As of September 30:
   Working capital                                       131.4   197.2   165.2   120.5   112.6
   Total assets                                          488.7   423.8   402.4   393.4   407.7
   Long-term debt                                           --      --     0.4     0.5     0.5
   Shareholders' equity                                 $376.4   331.0   307.6   275.4   306.3
                                                        ======   =====   =====   =====   =====

See notes 2 and 3 of notes to consolidated financial statements for discussion of acquisition and divestiture activity.

COMMON STOCK MARKET PRICE

ESCO's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2006 and 2005. The prior year amounts have been adjusted to reflect the 2-for-1 stock split which occurred on September 23, 2005.

               2006             2005
          --------------   --------------
Quarter    HIGH     LOW     High     Low
-------   ------   -----   ------   -----
First     $50.75   32.57   $39.48   32.25
Second     52.76   43.84    42.43   34.49
Third      58.03   47.65    53.25   35.40
Fourth     58.42   45.30    56.23   47.18

ESCO historically has not paid cash dividends on its common stock. Management continues to evaluate its cash dividend policy. There are no current plans to initiate a dividend.

SHAREHOLDERS' SUMMARY

SHAREHOLDERS' ANNUAL MEETING

The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Friday, February 2, 2007, at the Company's Corporate headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.

CERTIFICATIONS

Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 27, 2006 and March 3, 2005, by the Company's chief executive officer that he was not aware of any violations by the Company of NYSE's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company's chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Forms 10-K for its fiscal years ended September 30, 2006 and September 30, 2005.

10-K REPORT

A copy of the Company's 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124. The Form 10-K is also available on the Company's web site at www.escotechnologies.com.

INVESTOR RELATIONS

Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company's web site at www.escotechnologies.com or via e-mail to pmoore@escotechnologies.com.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com

CAPITAL STOCK INFORMATION

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,500 holders of record of shares of common stock at September 30, 2006.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102