Form 10-K, Exhibit 13
period 2007-09-30
ESCO TECHNOLOGIES INC
filed 2007-11-29
CIK 866706

Exhibit 13
Management’s Discussion and Analysis
The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2007, 2006 and 2005 represent the fiscal years ended September 30, 2007, 2006 and 2005, respectively, and are used throughout the document.
Introduction
ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reporting units: Communications, Filtration/Fluid Flow (Filtration), and RF Shielding and Test (Test). The Company’s business segments are comprised of the following primary operating entities:
▶	Communications: Distribution Control Systems, Inc. (DCSI), Hexagram, Inc. (Hexagram), acquired on February 1, 2006, Nexus Energy Software, Inc. (Nexus), acquired on November 29, 2005, and Comtrak Technologies, L.L.C. (Comtrak),

▶	Filtration: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), and the Filtertek companies (Filtertek),

▶	Test: EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren).
The Communications unit is a proven supplier of special purpose fixed network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. DCSI’s Two-Way Automatic Communications System, known as TWACS®, is currently used for automatic meter reading (AMR) and related advanced metering infrastructure (AMI) functions serving over 200 utilities, as well as having load management capabilities. Hexagram’s STAR® system, the premier wireless AMI system, delivers two-way and one-way operation on secure licensed radio frequencies for more than 100 utilities serving electric, gas and water customers. Nexus provides best-in-class utility data management solutions to more than 85 leading energy companies that add value to existing billing and metering infrastructure to allow both the utilities and their customers to better manage energy-driven transactions and decision making. Comtrak’s SecurVision® product line provides digital video surveillance and security functions for large commercial enterprises and alarm monitoring companies. The Filtration unit develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids. These engineered filtration products utilize membrane, precision screen and other technologies to protect critical processes and equipment from contaminants. Major applications include the removal of contaminants in fuel, lubrication and hydraulic systems, various health care applications, industrial processing, satellite propulsion systems, and oil processing. The Test unit is the industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.
ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.
Highlights of 2007 Operations
▶	Sales, net earnings and earnings per share were $527.5 million, $33.7 million and $1.28 per share, respectively.

▶	Net cash provided by operating activities was $45.3 million.

▶	At September 30, 2007, cash on hand was $18.6 million.

▶	The Company received $49.1 million in orders from Pacific Gas & Electric (PG&E) related to its electric and gas AMI deployment.

▶	Successful deployment of upgraded TWACS system software called “TWACS NG” (formerly referred to as TNG) Version 1.6.3 at PG&E, with Version 2.0 delivered in October 2007.

▶	Hexagram received a $13.5 million order for a water AMR project in Kansas City, Missouri.

▶	The Company repurchased $10 million or 265,000 shares of its common stock during 2007.
Results of Operations
NET SALES

				Change	Change
	Fiscal year ended			2007	2006
(Dollars in millions)	2007	2006	2005	vs. 2006	vs. 2005

Communications	$197.6	156.2	138.0	26.5%	13.2%
Filtration	188.4	174.1	171.7	8.2%	1.4%
Test	141.5	128.6	119.4	10.0%	7.7%

Total	$527.5	458.9	429.1	14.9%	6.9%

Communications
The 26.5% or $41.4 million increase in net sales in 2007 as compared to the prior year was due to: an increase of $30.5 million at Hexagram; an increase of $6.5 million at DCSI; an increase in sales of $4.6 million at Nexus; partially offset by a $0.2 million decrease in sales of Comtrak’s video security products.
The $30.5 million increase in sales of Hexagram’s RF AMI products in 2007 as compared to 2006 was due to: a $21.6 million increase in sales to PG&E related to their gas deployment; and a $3.1 million increase in sales from the advanced metering project in Kansas City, Missouri. In addition, Hexagram’s current year results represent twelve months of sales compared to eight months in the prior year.
12       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Management’s Discussion and Analysis
The $6.5 million increase in sales of DCSI’s AMR products in 2007 as compared to 2006 was due to: a $14.7 million increase in sales to the electric utility cooperative (COOP) market; a $1.1 million increase in sales to Puerto Rico Electric Power Authority (PREPA); partially offset by $9.4 million of lower AMR product sales to investor owned utilities (IOUs). Sales to IOUs decreased in 2007 as compared to the prior year due to: a $21.0 million decrease in sales to TXU (Oncor), partially offset by increases in sales to: Duke Energy of $6.0 million, EDESur of $4.5 million, and Florida Power & Light of $2.6 million.
The $18.2 million or 13.2% increase in net sales in 2006 as compared to 2005 was due to: the acquisitions of Hexagram and Nexus with sales of $18.6 million and $9.6 million, respectively; partially offset by an $8.6 million decrease in sales of Comtrak’s video security products; and $1.5 million of lower shipments of DCSI’s AMR products.
The $1.5 million decrease in sales of DCSI’s AMR products in 2006 as compared to 2005 was due to: an increase in sales to TXU of $19.9 million and other IOUs of $3.0 million; offset by $16.2 million of lower COOP sales; and an $8.1 million decrease in sales to PREPA.
Comtrak’s sales were $7.3 million, $7.5 million, and $16.1 million in 2007, 2006 and 2005, respectively. The decrease in sales in 2006 as compared to the prior year was due to an acceleration of shipments in 2005 to meet the customer’s schedule.
Filtration
Net sales in 2007 increased $14.3 million or 8.2% compared to the prior year primarily as a result of higher commercial aerospace shipments at PTI of $6.4 million; a sales increase of $4.9 million at VACCO driven by higher defense spares and T-700 shipments; and a net sales increase at Filtertek of $3.2 million driven primarily by higher commercial shipments.
Net sales in 2006 increased $2.4 million or 1.4% compared to 2005 primarily as a result of higher commercial aerospace shipments at PTI of $5.6 million, a net sales increase at Filtertek of $3.3 million driven by higher commercial shipments, partially offset by lower defense spares and T-700 shipments at VACCO of $6.6 million.
Test
The net sales increase of $12.9 million or 10.0% in 2007 as compared to the prior year was mainly due to: a $10.6 million increase in net sales driven by project milestones on a large aircraft chamber and completion of other test chambers; a $3.2 million increase in net sales from the Company’s Asian operations; partially offset by a $0.9 million decrease in net sales from the Company’s European operations.
The net sales increase of $9.2 million or 7.7% in 2006 as compared to 2005 was mainly due to: a $10.2 million increase in net sales from the Company’s U.S. operations driven by sales of additional test chambers and higher component sales, a $0.6 million increase in net sales from the Company’s Asian operations; partially offset by a $1.6 million decrease in net sales from the Company’s European operations due to the prior year completion of several test chamber projects.
ORDERS AND BACKLOG
New orders received in 2007 were $562.2 million, resulting in an order backlog of $288.1 million at September 30, 2007 as compared to an order backlog of $253.4 million at September 30, 2006. In 2007, the Company recorded $201.8 million of new orders related to Communications products, $214.9 million related to Filtration products, and $145.5 million related to Test products.
See “CAPITAL RESOURCES AND LIQUIDITY — Pacific Gas & Electric” on page 17 for a discussion of PG&E contracts. The Company received orders totaling $49.1 million from PG&E under these agreements during 2007.
During 2007, Hexagram received a $13.5 million order for a water AMR project in Kansas City, Missouri.
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
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses (SG&A) were $122.5 million, or 23.2% of net sales in 2007, $106.9 million, or 23.3% of net sales in 2006, and $84.2 million, or 19.6% of net sales in 2005.
The increase in SG&A expenses in 2007 as compared to the prior year was primarily due to: a $4.8 million increase in SG&A related to Hexagram (due to a full twelve months of SG&A expenses compared to eight months included in the prior year); an increase of $4.3 million at DCSI mainly due to an increase in engineering head count; a $2.9 million increase related to Nexus (due to a full twelve months compared to ten months in the prior year) and an increase in software development head count; an increase of $2.1 million incurred in the Test segment primarily to support new growth opportunities in Asia; and an $0.8 million increase at Corporate mainly due to the increase in stock option expense.
The increase in SG&A in 2006 as compared to the prior year was primarily due to: $7.5 million of SG&A expenses related to Nexus; $6.8 million of SG&A expenses related to Hexagram; $2.3 million of stock option expense and higher costs related to engineering and new product development.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      13

Management’s Discussion and Analysis
AMORTIZATION OF INTANGIBLE ASSETS
Amortization of intangible assets was $10.7 million in 2007, $6.9 million in 2006 and $2.0 million in 2005. Amortization of intangible assets included $2.1 million and $2.7 million of amortization of acquired intangible assets related to the Hexagram and Nexus acquisitions in 2007 and 2006, respectively. The amortization of acquired intangible assets related to Hexagram and Nexus are included in the Corporate operating segment’s results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses). The Company recorded $6.2 million and $2.2 million in 2007 and 2006, respectively, related to DCSI’s TWACS NG capitalized software.
OTHER (INCOME) AND EXPENSES, NET
Other (income) and expenses, net, were $2.5 million, $(2.8) million and $(1.6) million in 2007, 2006 and 2005, respectively. Other (income) and expenses, net, in 2007 consisted primarily of: $2.6 million of expenses within the Test segment related to the adverse arbitration award related to the delivery and installation contract completed in 2005 for a shielded communication room in an international location; partially offset by $(1.4) million of royalty income.
Other (income) and expenses, net, in 2006 consisted primarily of: a $(1.8) million non-cash gain representing the reversal of a liability related to an indemnification obligation with respect to a previously divested subsidiary; $(2.3) million of royalty income; partially offset by a $0.2 million charge related to the termination of a subcontract manufacturer.
Other (income) and expenses, net, in 2005 consisted primarily of: $(2.2) million of royalty income; and a $0.5 million charge related to the termination of a supply agreement with a medical device customer.
ASSET IMPAIRMENT — 2005
In June 2005, the Company abandoned its plans to commercialize certain sensor products within the Filtration segment resulting in an asset impairment charge of $0.8 million to write off certain patents and a related licensing agreement.
EARNINGS BEFORE INTEREST AND TAXES (EBIT)
The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings before interest and taxes.
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

				Change	Change
	Fiscal year ended			2007	2006
(Dollars in millions)	2007	2006	2005	vs. 2006	vs. 2005

Communications	$22.0	28.3	38.8	(22.3)%	(27.1)%
% of net sales	11.1%	18.1%	28.1%	(7.0)%	(10.0)%
Filtration	23.4	19.5	22.4	20.0%	(12.9)%
% of net sales	12.4%	11.2%	13.1%	1.2%	(1.9)%
Test	14.4	15.0	12.2	(4.0)%	23.0%
% of net sales	10.2%	11.7%	10.2%	(1.5)%	1.5%
Corporate	(17.8)	(15.2)	(11.4)	17.1%	33.3%

Total	$42.0	47.6	62.0	(11.8)%	(23.2)%
% of net sales	8.0%	10.4%	14.4%	(2.4)%	(4.0)%

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	2007	2006	2005

EBIT	$42.0	47.6	62.0
Add: Interest income	0.7	1.3	1.9
Less: Income taxes	(9.0)	(17.6)	(20.4)

Net earnings from continuing operations	$33.7	31.3	43.5

Communications
The decrease in EBIT in 2007 as compared to 2006 was due to: a $10.8 million decrease at DCSI due to an increase in TWACS NG software amortization expense of $4 million, an increase of $4.3 million in SG&A expenses mainly due to an increase in engineering head count, an increase in PG&E program support costs and TWACS NG maintenance of $1.5 million, and higher shipping expense of $0.9 million; partially offset by an increase of $4.4 million in EBIT at Hexagram due to the increase in sales volumes related to the PG&E deployment.
The decrease in EBIT in 2006 as compared to 2005 was due to: a $7.8 million decrease at DCSI due to changes in product mix gross margins (IOU vs. COOP), charges related to a terminated subcontract manufacturer, higher warranty costs and amortization of TWACS NG software; a $3.8 million decrease at Comtrak due to lower shipments; a $0.7 million loss at Nexus due to the timing of customer deployments and additional SG&A spending related to engineering and new product initiatives; partially offset by $1.8 million from Hexagram.
14       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Management’s Discussion and Analysis
Filtration
EBIT increased in 2007 as compared to 2006 primarily due to: a $2.8 million increase at PTI due to higher commercial aerospace shipments; a $1.7 million increase at VACCO due to higher defense spares shipments; partially offset by a $0.6 million decrease at Filtertek due to increased raw material costs.
EBIT decreased in 2006 as compared to 2005 primarily due to: a $4.3 million decrease at VACCO due to significantly lower defense spares shipments; a $1.4 million decrease at Filtertek partly due to increased material costs; partially offset by a $2.8 million increase at PTI due to higher shipments of aerospace products. The 2005 operating results for Filtertek included a $1.9 million gain related to the termination of a supply agreement with a medical device customer that was not repeated in 2006.
Test
The decrease in EBIT in 2007 as compared to 2006 was mainly due to: a $1.1 million decrease in EBIT from the Company’s European operations as a result of lower sales volumes and U.K. facility move costs; partially offset by a $0.4 million increase in EBIT from the Company’s Asian operations on the higher sales volumes. In addition, the Company’s current year U.S. operations were negatively impacted by $2.6 million of total costs associated with the arbitration judgment related to a 2005 U.S. Government project.
The increase in EBIT in 2006 as compared to the prior year was mainly due to: a $2.1 million increase in EBIT from the Company’s U.S. operations driven by sales of additional test chambers and higher component sales; a $0.4 million increase in EBIT from the Company’s European operations; and a $0.3 million increase in EBIT from the Company’s Asian operations.
Corporate
Corporate office operating charges included in consolidated EBIT increased by $2.6 million in 2007 as compared to 2006 mainly due to: the 2007 absence of a $1.8 million non-cash gain recorded in 2006 related to an indemnification obligation with respect to a previously divested subsidiary; a $0.7 million increase in pre-tax stock option expense; $0.4 million of additional professional fees incurred to support a research tax project; partially offset by a $0.6 million decrease in pre-tax amortization of acquired intangible assets related to Nexus and Hexagram.
Corporate office operating charges included in consolidated EBIT increased by $3.8 million in 2006 as compared to 2005 mainly due to: $2.7 million of pre-tax amortization of acquired intangible assets related to Nexus and Hexagram; $2.3 million of pre-tax stock option expense; partially offset by a $1.8 million non-cash gain representing the reversal of a liability related to an indemnification obligation with respect to a previously divested subsidiary. The “Reconciliation to Consolidated Totals (Corporate)” in Note 14 to the Consolidated Financial Statements represents Corporate office operating charges.
INTEREST INCOME
Interest income was $0.7 million in 2007, $1.3 million in 2006 and $1.9 million in 2005. The decrease in interest income in 2007 and 2006 as compared to the prior year periods was due to lower average cash balances on hand resulting from the 2006 acquisitions.
INCOME TAX EXPENSE
The 2007 effective tax rate was 21.1% compared to 36.0% in 2006 and 31.9% in 2005. The decrease in the 2007 effective tax rate as compared to the prior year was due to: the favorable impact of the research tax credit reduced 2007 income tax expense by $4.4 million and the effective tax rate by 10.3%; resolution of certain tax exposure items reduced current year income tax expense by $2.3 million and the effective tax rate by 5.3%; the release of a portion of the valuation allowance on capital loss carryforward reduced income tax expense by $0.8 million and the effective tax rate by 1.8%; and the effect of deferring U.S. tax on foreign earnings and favorable adjustments to foreign tax accruals reduced 2007 tax expense by $1.1 million and the effective tax rate by 2.7%. During 2007, the Company determined that certain tax accounts had not been accurately recorded in the financial statements for fiscal years 2001 to 2006. The effect in any individual year was not material to the Company’s results of operations, financial position or cash flows. The Company recorded $1.3 million as a cumulative credit adjustment to tax expense to correct previously recorded tax accounts during the fourth quarter of 2007.
The increase in the effective tax rate in 2006 as compared to the prior year was due to: the effect of the foreign earnings repatriation increased 2006 income tax expense by $2.4 million and the effective rate by 4.8%; the adoption of SFAS 123(R) increased tax expense by $0.7 million and the effective rate by 1.4%; the lower volume of profit contributions of the Company’s foreign operations (primarily Puerto Rico due to the lower sales to PREPA) adversely impacted the tax rate; partially offset by the effect of a favorable change in tax contingencies not related to the research tax credit which decreased tax expense by $1.4 million and the effective tax rate by 2.9% and the net effect of the research tax credit which favorably impacted tax expense by $2.5 million and the effective tax rate by 5%.
Capital Resources and Liquidity
Working capital (current assets less current liabilities) increased to $141.2 million at September 30, 2007 from $131.4 million at September 30, 2006.
During 2007, cash and cash equivalents decreased $18.2 million, primarily due to an increase in operating working capital requirements. The $19.2 million increase in accounts receivable at September 30, 2007 is mainly due to: $9.9 million related to the Communications segment and $5.7 million related to the Test
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      15

Management’s Discussion and Analysis
segment, both due to timing and increased volume of sales. The $16.9 million increase in inventories at September 30, 2007 is mainly due to an $11.7 million increase within the Communications segment primarily related to the PG&E deployment. Accounts payable increased by $15.1 million at September 30, 2007, of which $6.0 million related to the Test segment and $3.1 million related to the Communications segment, both due to the timing of vendor payments on the higher level of inventory.
Net cash provided by operating activities was $45.3 million, $58.6 million and $68.6 million in 2007, 2006 and 2005, respectively. The decrease in 2007 is related to an increase in operating working capital requirements. The decrease in 2006 is related to lower net earnings.
Capital expenditures were $19.5 million, $9.1 million and $8.8 million in 2007, 2006 and 2005, respectively. The increase in 2007 compared to 2006 included: approximately $4 million of manufacturing equipment for the More Energy project at Filtertek Ireland (Filtration segment); approximately $2 million for the Cedar Park facility expansion (Test segment); approximately $1 million for the DCSI facility expansion (Communications segment). There were no commitments outstanding that were considered material for capital expenditures at September 30, 2007.
At September 30, 2007, intangible assets, net, of $77.2 million included $65.7 million of capitalized software. Approximately $58.6 million of the capitalized software balance represents software development costs on the TWACS NG software within the Communications segment to further penetrate the IOU market. This software is being deployed to efficiently handle the additional levels of communications dictated by the size of the utility service territories and the frequency of meter reads that are required under time-of-use or critical peak pricing scenarios to meet the requirements of large IOUs. At September 30, 2007, the Company had approximately $2 million of commitments related to the development of TWACS NG versions 2.0 and 3.0 which is expected to be spent during the first quarter of fiscal 2008. The Company expects to spend up to approximately $6 million in fiscal 2008 on TWACS NG. Amortization is on a straight-line basis over seven years and began in March 2006. The Company recorded $6.2 million and $2.2 million in amortization expense related to TWACS NG during 2007 and 2006, respectively.
At September 30, 2007, the Company had an available net operating loss (NOL) carryforward for U.S. Federal tax purposes of approximately $35 million. This NOL will expire between 2019 and 2025, and will be available to reduce future Federal income tax cash payments.
The closure and relocation of the Filtertek Puerto Rico facility was completed in March 2004. The Puerto Rico facility is included in other current assets with a carrying value of $3.6 million at September 30, 2007. The facility is being marketed for sale.
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
ACQUISITIONS
On August 10, 2007, the Company acquired the assets and certain liabilities of Wintec, LLC (Wintec) for a purchase price of $6 million. Wintec is engaged in the design, manufacture and sale of metallic elements, filters, and strainers for pneumatic/hydraulic applications and surface tension devices for propellant management fluid control with annual revenues of approximately $3.5 million. The assets acquired consist of accounts receivable, inventory and property, plant and equipment. The Company recorded approximately $5 million of goodwill in connection with the transaction. In addition, the Company recorded $0.2 million of amortizable intangible assets consisting of customer contracts and order backlog which are being amortized on a straight-line basis over periods ranging from nine months to seventeen months. The operating results for Wintec, since the date of acquisition, are included within VACCO in the Filtration segment.
On February 1, 2006, the Company acquired the capital stock of Hexagram for a purchase price of approximately $66 million. The acquisition agreement also provides for contingent consideration of up to $6.3 million over a five-year period following the acquisition if Hexagram exceeds certain sales targets. During 2007, the Company paid $1.3 million of contingent consideration. Hexagram is a radio-frequency (RF) fixed network AMI company headquartered in Cleveland, Ohio. Hexagram broadens the Company’s served market and provides an RF based AMI system serving primarily electric, gas and water utilities. The operating results for Hexagram, since the date of acquisition, are included within the Communications unit. The Company recorded approximately $51 million of goodwill and $3.5 million of trademarks as a result of the transaction. The Company also recorded $6.6 million of identifiable intangible assets consisting primarily of patents and proprietary know-how, customer contracts, and order backlog which are being amortized on a straight-line basis over periods ranging from six months to seven years.
On November 29, 2005, the Company acquired Nexus through an all cash for shares merger transaction for approximately $29 million in cash plus contingent cash consideration over the four-year period
16       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Management’s Discussion and Analysis
following the merger if Nexus exceeds certain sales targets. Nexus is a software company headquartered in Wellesley, Massachusetts. Nexus broadens the Company’s served market and provides software solutions that allow utilities to fully utilize the information produced by the Company’s AMI systems. The operating results for Nexus, since the date of acquisition, are included within the Communications unit. The Company recorded approximately $24 million of goodwill as a result of the transaction. The Company also recorded $2.7 million of identifiable intangible assets consisting of customer contracts and backlog value which are being amortized on a straight-line basis over periods ranging from one year to three years.
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
PACIFIC GAS & ELECTRIC
In November 2005, DCSI entered into a contract to provide equipment, software and services to Pacific Gas & Electric (PG&E) in support of the electric portion of PG&E’s Advanced Metering Infrastructure (AMI) project. Under this contract, equipment is purchased by PG&E only upon issuance of purchase orders and release authorizations. These orders were initially expected to total approximately $310 million over a five-year period although significant future developments explained in the following paragraph have impacted these expectations and the Company now expresses no opinion as to the amount of orders anticipated under the contract. Under the contract, PG&E continues to retain the right to purchase products or services from other suppliers for the electric portion of the AMI project. DCSI has agreed to deliver to PG&E versions of its newly developed TWACS NG software as it becomes available and is tested. Delivery of the final software version for which DCSI has committed was required in the fourth quarter of fiscal 2007 and is currently anticipated in the first quarter of fiscal 2008. The parties are negotiating an amendment to the current contract to conform to the parties’ performance, including DCSI’s anticipated software delivery date. In accordance with U.S. generally accepted accounting standards, the Company will defer all revenue related to DCSI’s arrangement with PG&E until all software is delivered and acceptance criteria have been met. The contract provides for liquidated damages in the event of DCSI’s late development or delivery of hardware and software, and includes indemnification and other customary provisions. The contract may be terminated by PG&E for default, for its convenience and in the event of a force majeure lasting beyond certain prescribed periods. The Company has guaranteed the obligations of DCSI under the contract. If PG&E terminates the contract for its convenience, DCSI will be entitled to recover certain costs.
During the third quarter of 2007, PG&E announced its plans to request information and proposals from a small group of vendors in order to evaluate such vendors’ ability to address potential future functionality requirements for the electric portion of its service territory currently included in DCSI’s contract. In July 2007, PG&E issued requests for proposals (RFPs) to a group of vendors, including the Company, for PG&E’s electric requirements. Prior to PG&E’s issuance of this RFP, Hexagram agreed to provide 2,000 of its RF fixed network electric units for PG&E testing. Testing of Hexagram’s electric solution began in the fourth quarter of 2007. PG&E’s current activities will impact the timing and/or receipt of future orders from PG&E for its electric deployment and, until PG&E completes this evaluation and determines whether it will modify its AMI project plan, the Company cannot estimate the total value or the timing of orders that may be received under the DCSI PG&E contract.
In November 2005, Hexagram entered into a contract to provide equipment, software and services to PG&E in support of the gas utility portion of PG&E’s AMI project. Hexagram’s contract also provided PG&E the option to purchase an RF based electric product from Hexagram. The total anticipated contract revenue from commencement through the five-year full deployment is expected to be up to approximately $225 million excluding any potential purchases of Hexagram’s RF based electric product. As with DCSI’s contract with PG&E, equipment will be purchased only upon issuance of purchase orders and release authorizations, and PG&E will continue to have the right to purchase products or services from other suppliers for the gas utility portion of the AMI project. The contract provides for liquidated damages in the event of late deliveries, includes indemnification and other customary provisions, and may be terminated by PG&E for default, for its convenience and in the event of a force majeure lasting beyond certain prescribed periods. The Company has guaranteed the performance of the contract by Hexagram.
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
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      17

Management’s Discussion and Analysis
At September 30, 2007, the Company had approximately $96.4 million available to borrow under the credit facility in addition to its $18.6 million cash on hand. At September 30, 2007, the Company had outstanding short-term borrowings of $2.8 million, and outstanding letters of credit of $3.6 million ($0.8 million outstanding under the credit facility). As of September 30, 2007, the Company was in compliance with all bank covenants.
Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company’s capital requirements and operational needs for the foreseeable future.
Subsequent to September 30, 2007, the Company announced its intention to enter into a new credit facility led by National City Bank in connection with the acquisition of Doble Engineering Company. See “Subsequent Events” under Management’s Discussion and Analysis.
CONTRACTUAL OBLIGATIONS
The following table shows the Company’s contractual obligations as of September 30, 2007:

(Dollars in millions)	Payments due by period
		Less			More
Contractual		than	1 to 3	3 to 5	than
Obligations	Total	1 year	years	years	5 years

Long-Term Debt Obligation	$—	—	—	—	—
Capital Lease Obligations	0.9	0.3	0.4	0.2	—
Operating Lease Obligations	26.4	6.6	9.7	6.7	3.4
Purchase Obligations(1)	2.0	2.0	—	—	—

Total	$29.3	8.9	10.1	6.9	3.4

(1)	A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company’s purchase orders can be cancelled, they are not included in the table above. TWACS NG software development costs for version 2.0 and version 3.0 are included.
The Company has no off balance sheet arrangements outstanding at September 30, 2007.
SHARE REPURCHASES
In August 2006, the Company’s Board of Directors authorized an open market common stock repurchase program for up to 1.2 million shares, subject to market conditions and other factors which covers the period through September 30, 2008. The Company repurchased $10 million or 265,000 shares in 2007 under this program. There were no stock repurchases during 2006. The Company repurchased $25 million or 670,072 shares in 2005 under a previously authorized program.
PENSION FUNDING REQUIREMENTS
The minimum cash funding requirements related to the Company’s defined benefit pension plans are approximately $0.5 million in 2008, approximately $1.75 million in 2009 and approximately $1.25 million in 2010. The Company made a voluntary cash contribution of $1.4 million in 2006.
SUBSEQUENT EVENTS
On November 7, 2007, the Company announced an agreement to acquire the stock of Doble Engineering Company, headquartered in Watertown, Massachusetts, for $319 million in cash, subject to adjustment for differences in working capital and cash on hand at closing. The Company intends to fund the acquisition by a combination of existing cash and borrowings under a new credit facility led by National City Bank. The transaction is expected to close in the quarter ending December 31, 2007.
On November 26, 2007, the Company announced it had completed the sale of the filtration portion of Filtertek Inc. to Illinois Tool Works Inc. (ITW) for approximately $77.5 million in cash, subject to closing working capital adjustments. The Tek Packaging division of Filtertek is not included in the transaction. The net cash proceeds from the sale, estimated at $70 million after taxes and expenses, will be used to pay down a portion of the debt associated with the Doble Engineering Company acquisition, mentioned above. The Company expects to record a gain on the sale for both financial reporting and tax purposes, with a portion of the tax gain being shielded from cash payments through the utilization of the Company’s existing capital loss carryforward which was generated from prior divestitures.
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
18       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Management’s Discussion and Analysis
Market Risk Analysis
MARKET RISK EXPOSURE
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates.
At September 30, 2007 and 2006, the Company had no obligations related to interest rate swaps.
The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company’s operations is the Euro. Net sales to customers outside of the United States were $121.2 million, $103.0 million, and $103.8 million in 2007, 2006 and 2005, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2007 was not material.
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
REVENUE RECOGNITION
Communications Unit: Within the Communications unit, approximately 95% of the unit’s revenue arrangements (approximately 35% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” The application of software revenue recognition requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements, or vendor-specific objective evidence of fair value (“VSOE”). Changes to the elements in a software arrangement, and the ability to identify VSOE for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 5% of the unit’s revenues represent products sold under a single element arrangement and are recognized when products are delivered to unaffiliated customers.
Filtration Unit: Within the Filtration operating unit, approximately 80% of operating unit revenues (approximately 30% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.
Approximately 20% of operating unit revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      19

Management’s Discussion and Analysis
project costs at completion. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.
Test Unit: Within the Test unit, approximately 50% of revenues (approximately 15% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The application of EITF 00-21 requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.
Approximately 50% of the unit’s revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, “Accounting for the Performance of Construction-Type and Certain Production-Type Contracts” due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/ estimates may adversely or positively affect financial performance. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.
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
INCOME TAXES
The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S. Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. The Company’s income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Management’s estimates of income tax liabilities may differ from actual payments or assessments.
While the Company has support for the positions taken on its tax returns, taxing authorities are increasingly asserting alternate interpretations of laws and facts, and are challenging cross jurisdictional transactions. Cross jurisdictional transactions between the Company’s subsidiaries involving transfer prices for products and services, as well as various U.S. Federal, state and foreign tax matters, comprise the Company’s income tax exposures. Management regularly assesses the Company’s position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of SFAS No. 5, “Accounting for Contingencies.” The Company has recorded an accrual that reflects Management’s estimate of the likely outcome of current and future audits. A final determination of these tax audits or changes in Management’s estimates may result in additional future income tax expense or benefit.
At the end of each interim reporting period, Management estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from Management’s estimates, Management may have to adjust the effective tax rate in the interim period such determination is made.
20       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Management’s Discussion and Analysis
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.
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
PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS
The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2008, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 6.25% to 6.00%, the projected benefit obligation for the defined benefit plan would increase by approximately $1.0 million and result in an additional after-tax charge to shareholders’ equity of approximately $1.0 million. The discount rate used in measuring the Company’s pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 500 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.
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
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. At September 30, 2007 and 2006, the Company had no obligations related to interest rate swaps. See further discussion in “Management’s Discussion and Analysis — Market Risk Analysis” regarding the Company’s market risks.
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
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      21

Management’s Discussion and Analysis
New Accounting Pronouncements
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company estimates that the adoption of FIN 48 will result in an increase to the opening balance of retained earnings as of October 1, 2007 in the range of zero to $5 million for income tax benefits not previously recognized.
In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the Company’s fiscal year-end, which is the date the Company currently uses. SFAS 158 is effective for publicly held companies for fiscal years ending after December 15, 2006. The Company adopted the provisions of SFAS 158 as of September 30, 2007 and recorded a pre-tax credit of $0.9 million to accumulated other comprehensive income in equity.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact to the Company’s financial position or results of operations.
Forward-Looking Information
Statements regarding future events and the Company’s future results that are based on current expectations, estimates, forecasts and projections about the Company’s performance and the industries in which the Company operates, the Company’s ability to utilize NOLs, adequacy of the Company’s credit facilities and future cash flows, estimates of anticipated contract costs and revenues, the timing, amount and success of claims for research credits, the timing and success of software development efforts and resulting costs, acceptance by PG&E of the final version of DCSI’s TWACS NG software, the anticipated value of the PG&E contract, timing of closing the Doble acquisition, the outcome of current litigation, claims and charges, recoverability of deferred tax assets, continued reinvestment of foreign earnings, the impact of FIN 48 and SFAS 157, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company’s ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the Letter to Our Shareholders (pages 1-2), the Report of the Chief Financial Officer (page 12), and Management’s Discussion and Analysis and other statements contained herein which are not strictly historical are considered “forward-looking statements” within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment including, but not limited to those described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal years ended September 30, 2007 and the following: actions by the California Public Utility Commission; PG&E’s Board of Directors or PG&E’s management impacting PG&E’s AMI projects; the timing and success of DCSI’s software development efforts; the timing and content of purchase order releases under the PG&E contracts; and DCSI’s and Hexagram’s successful performance of the PG&E contracts; satisfaction of closing conditions to the Doble acquisition; the timing and execution of real estate sales; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company’s competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; the timing, pricing and availability of shares offered for sale; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; the successful sale of the Company’s Puerto Rico facility; collective bargaining and labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company’s successful execution of internal operating plans.
22      ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)
Years ended September 30,	2007	2006	2005

Net sales	$527,537	458,865	429,115

Costs and expenses:
Cost of sales	349,891	300,309	281,654
Selling, general and administrative expenses	122,502	106,882	84,241
Amortization of intangible assets	10,705	6,872	1,973
Interest income, net	(744)	(1,286)	(1,900)
Other (income) and expenses, net	2,455	(2,814)	(1,550)
Asset impairment	—	—	790

Total costs and expenses	484,809	409,963	365,208

Earnings before income tax	42,728	48,902	63,907
Income tax expense	9,015	17,622	20,363

Net earnings	$33,713	31,280	43,544

Earnings per share:
Basic:
Net earnings	$1.30	1.22	1.71

Diluted:
Net earnings	$1.28	1.19	1.66

Average common shares outstanding (in thousands):
Basic	25,865	25,718	25,511
Diluted	26,387	26,386	26,306

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       23

Consolidated Balance Sheets

(Dollars in thousands)
Years ended September 30,	2007	2006

ASSETS

Current assets:
Cash and cash equivalents	$18,638	36,819
Accounts receivable, less allowance for doubtful accounts of $638 and $798 in 2007 and 2006, respectively	102,994	83,816
Costs and estimated earnings on long-term contracts, less progress billings of $3,881 and $4,405 in 2007 and 2006, respectively	11,520	1,345
Inventories	67,871	50,984
Current portion of deferred tax assets	25,264	24,251
Other current assets	34,063	10,042

Total current assets	260,350	207,257

Property, plant and equipment:
Land and land improvements	5,543	5,497
Buildings and leasehold improvements	48,767	46,089
Machinery and equipment	101,076	86,312
Construction in progress	5,184	1,444

	160,570	139,342

Less accumulated depreciation and amortization	82,293	70,588

Net property, plant and equipment	78,277	68,754

Goodwill	149,466	143,450
Intangible assets, net	77,242	59,202
Other assets	10,772	10,031

	$576,107	488,694

See accompanying Notes to Consolidated Financial Statements.
24       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Consolidated Balance Sheets

(Dollars in thousands)
Years ended September 30,	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings and current maturities of long-term debt	$2,844	—
Accounts payable	54,634	39,496
Advance payments on long-term contracts, less costs incurred of $20,314 and $19,532 in 2007 and 2006, respectively	3,408	7,367
Accrued salaries	15,114	13,932
Current portion of deferred revenue	25,239	3,569
Accrued other expenses	17,961	11,531

Total current liabilities	119,200	75,895

Long-term portion of deferred revenue	6,411	7,458
Pension obligations	8,029	13,143
Deferred tax liabilities	18,522	3,750
Other liabilities	8,462	12,014
Long-term debt	—	—

Total liabilities	160,624	112,260

Shareholders’ equity:
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 29,159,629 and 29,030,995 shares in 2007 and 2006, respectively	292	290
Additional paid-in capital	243,131	236,390
Retained earnings	226,759	193,046
Accumulated other comprehensive income (loss), net of tax	6,303	(2,070)

	476,485	427,656

Less treasury stock, at cost (3,416,966 and 3,166,026 common shares in 2007 and 2006, respectively)	(61,002)	(51,222)

Total shareholders’ equity	415,483	376,434

	$576,107	488,694

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       25

Consolidated Statements of Shareholders’ Equity

					Accumulated
			Additional		Other
(In thousands)	Common Stock		Paid-in	Retained	Comprehensive	Treasury
Years ended September 30,	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total

Balance, September 30, 2004	14,149	$142	221,711	115,963	(3,698)	(26,502)	307,616

Comprehensive income:
Net earnings	—	—	—	43,544	—	—	43,544
Translation adjustments	—	—	—	—	680	—	680
Minimum pension liability, net of tax of $1,372	—	—	—	—	(2,548)	—	(2,548)

Comprehensive income							41,676

Stock options and stock compensation plans, net of tax benefit of $(3,032)	222	1	6,606	—	—	53	6,660
Purchases into treasury	—	—	—	—	—	(24,928)	(24,928)
100 percent stock dividend	14,368	144	—	(144)	—	—	—

Balance, September 30, 2005	28,739	287	228,317	159,363	(5,566)	(51,377)	331,024

SAB 108 Cumulative effect adjustment	—	—	—	2,403	—	—	2,403

Comprehensive income:
Net earnings	—	—	—	31,280	—	—	31,280
Translation adjustments	—	—	—	—	1,448	—	1,448
Minimum pension liability, net of tax of $(1,103)	—	—	—	—	2,048	—	2,048

Comprehensive income							34,776

Stock options and stock compensation plans, net of tax benefit of $(3,173)	292	3	8,073	—	—	155	8,231

Balance, September 30, 2006	29,031	290	236,390	193,046	(2,070)	(51,222)	376,434

Comprehensive income:
Net earnings	—	—	—	33,713	—	—	33,713
Translation adjustments	—	—	—	—	4,252	—	4,252
Minimum pension liability, net of tax of $(1,622)	—	—	—	—	3,558	—	3,558

Comprehensive income	—	—	—	—	—	—	41,523

SFAS 158 adjustment, net of tax of $(358)	—	—	—	—	563	—	563
Stock options and stock compensation plans, net of tax benefit of $(828)	129	2	6,741	—	—	227	6,970

Purchases into treasury	—	—	—	—	—	(10,007)	(10,007)

Balance, September 30, 2007	29,160	$292	243,131	226,759	6,303	(61,002)	415,483

See accompanying Notes to Consolidated Financial Statements.
26       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Consolidated Statements of Cash Flow

(Dollars in thousands)
Years ended September 30,	2007	2006	2005

Cash flows from operating activities:
Net earnings	$33,713	31,280	43,544
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	22,176	17,303	12,184
Stock compensation expense	5,299	4,790	2,649
Changes in operating working capital	(37,663)	1,162	(4,634)
Effect of deferred taxes on tax provision	12,873	3,596	15,221
Pension contributions	—	(1,350)	—
Change in deferred revenue and costs, net	9,339	1,133	396
Other	(474)	712	(804)

Net cash provided by operating activities	45,263	58,626	68,556

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(8,250)	(91,968)	—
Capital expenditures	(19,503)	(9,117)	(8,848)
Additions to capitalized software	(30,094)	(27,977)	(8,342)

Net cash used by investing activities	(57,847)	(129,062)	(17,190)

Cash flows from financing activities:
Proceeds from long-term debt	—	52,000	—
Principal payments on long-term debt	—	(52,000)	(519)
Net increase in short-term borrowings	2,844	—	—
Purchases of common stock into treasury	(10,007)	—	(24,928)
Excess tax benefit from stock options exercised	73	1,569	—
Proceeds from exercise of stock options	1,843	2,761	3,037
Other	(350)	(1,559)	3,247

Net cash (used) provided by financing activities	(5,597)	2,771	(19,163)

Net (decrease) increase in cash and cash equivalents	(18,181)	(67,665)	32,203
Cash and cash equivalents at beginning of year	36,819	104,484	72,281

Cash and cash equivalents at end of year	$18,638	36,819	104,484

Changes in operating working capital:
Accounts receivable, net	$(18,775)	(10,029)	8,910
Costs and estimated earnings on long-term contracts, net	(10,175)	3,047	(1,916)
Inventories	(16,627)	1,822	(4,358)
Other current assets	(11,877)	737	(1,856)
Accounts payable	15,138	7,675	(3,156)
Advance payments on long-term contracts, net	(3,959)	594	2,468
Accrued expenses	8,612	(2,684)	(4,726)

	$(37,663)	1,162	(4,634)

Supplemental cash flow information:
Interest paid	$109	456	33
Income taxes paid (including state, foreign & AMT)	3,731	10,768	6,269

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       27

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
A. PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 2007 presentation.
B. BASIS OF PRESENTATION
Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2007 and 2006.
C. NATURE OF OPERATIONS
The Company has three industry operating units: Communications, Filtration/Fluid Flow (Filtration), and Test. The Communications unit is a proven supplier of special purpose communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. The Filtration unit develops, manufactures and markets a broad range of filtration products used in the purification and processing of liquids and gases. The Test unit is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.
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
E. REVENUE RECOGNITION
Communications Unit: Within the Communications unit, approximately 95% of the unit’s revenue arrangements (approximately 35% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” The unit’s software revenue arrangements generally include multiple products and services, or “elements” consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support, “PCS”). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The software element included in such arrangements is essential to the functionality of the hardware and, therefore, the hardware is considered to be software-related. Hardware is considered a specified element in the software arrangement and vendor-specific objective evidence of fair value (“VSOE”) has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/ performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on VSOE of the individual elements.
The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements. The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element; therefore, the Company uses the residual method to recognize revenue when VSOE exists for all other undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.
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
28       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
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
Approximately 5% of unit revenues are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Products include the SecurVision® digital video surveillance systems.
Filtration Unit: Within the Filtration operating unit, approximately 80% of operating unit revenues (approximately 30% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.
Approximately 20% of operating unit revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Products accounted for under SOP 81-1 include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under SOP 81-1, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.
Test Unit: Within the Test unit, approximately 50% of revenues (approximately 15% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.
Approximately 50% of the unit’s revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, “Accounting for the Performance of Construction-Type and Certain Production-Type Contracts” due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under SOP 81-1 include the construction and installation of complex test chambers to a buyer’s specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under SOP 81-1, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones.
If a reliable measure of output cannot be established (which applies in less than 8% of Test unit revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company’s operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.
The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates.
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
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       29

Notes to Consolidated Financial Statements
H. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS
Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.
I. INVENTORIES
Inventories are valued at the lower of cost (first-in, first-out) or market value. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial cooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.
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
K. GOODWILL AND OTHER LONG-LIVED ASSETS
Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets.” Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 4 regarding goodwill and other intangible assets activity.
L. CAPITALIZED SOFTWARE
The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs that are capitalized primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three- to seven-year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. The carrying values of capitalized costs are evaluated for impairment on an annual basis to determine if circumstances exist which indicate the carrying value of the asset may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.
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
30       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
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
The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	2007	2006	2005

Weighted Average Shares Outstanding — Basic	25,865	25,718	25,511
Dilutive Options and performance- accelerated restricted stock	522	668	795

Adjusted Shares — Diluted	26,387	26,386	26,306

Options to purchase 602,731 shares at prices ranging from $36.07 - $54.88 were outstanding during the year ended September 30, 2007, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 264,430 shares at prices ranging from $42.99 – $54.88 were outstanding during the year ended September 30, 2006, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 34,967 shares at prices ranging from $35.18 – $50.26 were outstanding during the year ended September 30, 2005, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 14,000, 9,000 and 36,000 restricted shares were outstanding but unearned at September 30, 2007, 2006 and 2005, respectively, and, therefore, were not included in the respective years’ computations of diluted EPS.
R. SHARE-BASED COMPENSATION
Prior to October 1, 2005, the Company accounted for its stock option plans using the intrinsic value method of accounting provided under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123) under which no compensation expense was recognized for stock option grants. Accordingly, share-based compensation for stock options was included as a pro forma disclosure in the financial statement footnotes for periods prior to fiscal 2006.
Effective October 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment,” (SFAS 123(R)) using the modified-prospective transition method. Results for prior periods have not been restated.
The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan.
S. COMPREHENSIVE INCOME (LOSS)
SFAS 130, “Reporting Comprehensive Income” requires the Company to report separately the translation adjustments of SFAS 52 defined above, and changes to the minimum pension liability, as components of comprehensive income or loss. Management has chosen to disclose the requirements of this Statement within the Consolidated Statements of Shareholders’ Equity.
Accumulated other comprehensive income (loss) as shown on the consolidated balance sheet of $6.3 million and $(2.1) million at September 30, 2007 and 2006, respectively, consisted of $8.8 million and $4.5 million related to currency translation adjustments; $(2.5) million and $(6.6) million related to the minimum pension liability, respectively.
T. DEFERRED REVENUE AND COSTS
Deferred revenue and costs are recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service. At September 30, 2007, approximately $12 million of deferred costs are included within other current assets on the consolidated balance sheet.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       31

Notes to Consolidated Financial Statements
Deferred revenue also includes the long-term portion of unearned income related to two intellectual property agreements. The amount is being amortized into income on a straight-line basis over the remaining patent life through 2011. The current portion of approximately $0.6 million is included in the current portion of deferred revenue on the consolidated balance sheet.
U. NEW ACCOUNTING STANDARDS
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company estimates that the adoption of FIN 48 will result in an increase to the opening balance of retained earnings as of October 1, 2007 in the range of zero to $5 million for income tax benefits not previously recognized.
In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the Company’s fiscal year-end, which is the date the Company currently uses. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006. The Company adopted the provisions of SFAS 158 as of September 30, 2007 and recorded a pre-tax credit of $0.9 million to accumulated other comprehensive income in equity.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact to the Company’s financial position or results of operations.
2. Acquisitions
On August 10, 2007, the Company acquired the assets and certain liabilities of Wintec, LLC (Wintec) for a purchase price of $6 million. Wintec is engaged in the design, manufacture and sale of metallic elements, filters, and strainers for pneumatic/hydraulic applications and surface tension devices for propellant management fluid control with annual revenues of approximately $3.5 million. The assets acquired consist of accounts receivable, inventory and property, plant and equipment. The Company recorded approximately $5 million of goodwill in connection with the transaction. In addition, the Company recorded $0.2 million of amortizable intangible assets consisting of customer contracts and order backlog which are being amortized on a straight-line basis over periods ranging from nine months to seventeen months. The operating results for Wintec, since the date of acquisition, are included within VACCO in the Filtration segment.
On February 1, 2006, the Company acquired the capital stock of Hexagram, Inc. (Hexagram) for a purchase price of approximately $66 million. The acquisition agreement also provides for contingent consideration of up to $6.25 million over the five-year period following the acquisition if Hexagram exceeds certain sales targets. During 2007, the Company paid $1.3 million of contingent consideration. Hexagram is an RF fixed network AMI company headquartered in Cleveland, Ohio. Hexagram broadens the Company’s served market and provides an RF based AMI system serving primarily electric, gas and water utilities. The operating results for Hexagram, since the date of acquisition, are included within the Communications unit. The Company recorded $6.6 million of amortizable identifiable intangible assets consisting primarily of patents and proprietary know-how, customer contracts, and order backlog which are being amortized on a straight-line basis over periods ranging from six months to seven years.
On November 29, 2005, the Company acquired Nexus Energy Software, Inc. (Nexus) through an all cash for shares merger transaction for approximately $29 million in cash plus contingent cash consideration over the four-year period following the merger if Nexus exceeds certain sales targets. Nexus is a software company headquartered in Wellesley, Massachusetts. Nexus broadens the Company’s served market and provides software solutions that allow utilities to fully utilize the information produced by the Company’s AMI systems. The operating results for Nexus, since the date of acquisition, are included within the Communications unit. The Company recorded $2.7 million of identifiable intangible assets consisting primarily of customer contracts and order backlog which are being amortized on a straight-line basis over periods ranging from one year to three years. In connection with the acquisition of Nexus, the Company acquired approximately $13 million of net operating loss carryforward that will expire between 2017 and 2025 and is subject to a Section 382 limitation.
All of the Company’s acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company’s financial statements
32       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
from the date of acquisition. Pro forma financial information related to the Hexagram and Nexus acquisitions was not presented as it was not significant to the Company’s results of operations. None of the goodwill recorded as part of the Nexus or Hexagram acquisitions is expected to be deductible for U.S. Federal or state income tax purposes.
3. Asset Impairment
In June 2005, the Company abandoned its plans to commercialize certain sensor products within the Filtration segment resulting in an asset impairment charge of $0.8 million to write off certain patents and a related licensing agreement.
4. Goodwill and Other Intangible Assets
Included on the Company’s Consolidated Balance Sheets at September 30, 2007 and 2006 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2007	2006

Goodwill:
Gross carrying amount	$158.4	152.4
Less: accumulated amortization	8.9	8.9

Net	$149.5	143.5

Intangible assets with determinable lives:
Patents
Gross carrying amount	$17.9	17.6
Less: accumulated amortization	14.7	13.9

Net	$3.2	3.7

Capitalized software
Gross carrying amount	$83.4	55.2
Less: accumulated amortization	17.7	10.0

Net	$65.7	45.2

Other
Gross carrying amount	$9.9	9.5
Less: accumulated amortization	5.1	2.8

Net	$4.8	6.7

Intangible assets with indeterminable lives:
Trademarks	$3.5	3.5

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2007 and concluded no impairment existed at September 30, 2007.
The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2007 and 2006 are as follows:

(Dollars in millions)	Communications	Filtration	Test

Balance as of September 30, 2005	$—	39.8	29.1
Acquisitions (Hexagram and Nexus)	74.6	—	—

Balance as of September 30, 2006	74.6	39.8	29.1
Acquisitions	0.8	5.2	—

Balance as of September 30, 2007	$75.4	45.0	29.1

Amortization expense related to intangible assets with determinable lives was $10.7 million, $6.9 million and $2.0 million in 2007, 2006 and 2005, respectively. The increase in amortization expense in 2007 as compared to the prior year was due to the Company’s TWACS NG software. The Company recorded $6.2 million and $2.2 million of amortization expense related to DCSI’s TWACS NG software in 2007 and 2006, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Estimated intangible assets amortization for fiscal year 2008 is approximately $14 million. Intangible asset amortization for fiscal years 2009 through 2012 is estimated at approximately $16 million to $19 million per year. The increase in intangible asset amortization is related to the additional costs associated with the TWACS NG software.
5. Accounts Receivable
Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2007 and 2006:

(Dollars in thousands)	2007	2006

Commercial	$97,714	81,986
U.S. Government and prime contractors	5,280	1,830

Total	$102,994	83,816

6. Inventories
Inventories consist of the following at September 30, 2007 and 2006:

(Dollars in thousands)	2007	2006

Finished goods	$22,211	12,834
Work in process — including long-term contracts	17,660	13,211
Raw materials	28,000	24,939

Total	$67,871	50,984

ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      33

Notes to Consolidated Financial Statements
7. Property, Plant and Equipment
Depreciation expense of property, plant and equipment for the years ended September 30, 2007, 2006 and 2005 was $11.5 million, $10.4 million and $10.1 million, respectively.
The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2007, 2006 and 2005 was $7.8 million, $7.3 million and $6.3 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2007 are:

(Dollars in thousands)
Years ending September 30:

2008	$6,639
2009	5,428
2010	4,238
2011	3,516
2012 and thereafter	6,619

Total	$26,440

8. Income Tax Expense
The components of income before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	2007	2006	2005

United States	$37,051	43,920	52,543
Foreign	5,677	4,982	11,364

Total income before income taxes	$42,728	48,902	63,907

The principal components of income tax expense from continuing operations for the years ended September 30, 2007, 2006 and 2005 consist of:

(Dollars in thousands)	2007	2006	2005

Federal
Current (including Alternative Minimum Tax)	$(6,419)	3,571	874
Deferred	11,473	10,291	15,313
State and local:
Current	1,051	2,673	2,414
Deferred	2,066	(518)	(21)
Foreign:
Current	1,510	1,213	1,854
Deferred	(666)	392	(71)

Total	$9,015	17,622	20,363

The actual income tax expense from continuing operations for the years ended September 30, 2007, 2006 and 2005 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2007	2006	2005

Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local, net of Federal benefits	2.8	2.4	2.4
Foreign — Puerto Rico	(0.6)	0.5	(4.6)
Foreign — Other	(2.1)	(0.5)	(1.6)
Foreign earnings repatriation	—	4.8	—
Research credit	(10.3)	(5.0)	—
SFAS 123(R)	3.8	1.4	—
Change in tax contingencies	(5.3)	(2.9)	—
Release of valuation allowance	(1.8)	—	—
Other, net	(0.4)	0.3	0.7

Effective income tax rate	21.1%	36.0%	31.9%

During 2007, the Company determined that certain tax accounts had not been accurately recorded in the financial statements for fiscal years 2001 to 2006. The effect in any individual year was not material to the Company’s results of operations, financial position or cash flows. The Company recorded $1.3 million as a cumulative credit adjustment to tax expense to correct previously recorded tax accounts during the fourth quarter of 2007.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2007 and 2006 are presented below.

(Dollars in thousands)	2007	2006

Deferred tax assets:
Inventories, long-term contract accounting, contract cost reserves and others	$3,828	1,858
Pension and other postretirement benefits	3,339	5,449
Net operating loss carryforward — domestic	12,311	5,103
Net operating loss carryforward — foreign	3,092	2,895
Alternative Minimum Tax credit carryforward	779	3,306
Capital loss carryforward	7,888	7,381
Other compensation-related costs and other cost accruals	11,285	15,178
Research credit carryforward	13,979	6,635

Total deferred tax assets	56,501	47,805
Deferred tax liabilities:
Plant and equipment, depreciation methods, acquisition asset allocations, and other	(38,780)	(17,028)

Net deferred tax asset before valuation allowance	17,721	30,777
Less valuation allowance	(10,979)	(10,276)

Net deferred tax assets	$6,742	20,501

34      ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
Management believes that, based on the Company’s historical pretax income, together with the projection of future taxable income, and after consideration of the valuation allowance, it is more likely than not that the Company will realize the benefits of the net deferred tax assets existing at September 30, 2007. In order to realize this net deferred tax asset, the Company will need to generate future taxable income of approximately $19 million. At September 30, 2007, the Company had an available net operating loss (NOL) for U.S. Federal tax purposes of approximately $35 million. This NOL will expire between 2019 and 2025 and will be available to reduce future Federal income tax cash payments. The Company anticipates being able to utilize the NOL carryforward to reduce future Federal income tax cash payments.
The Company has established a valuation allowance of $7.9 million against the capital loss carryforward generated in 2004, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain NOL carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $3.1 million and $2.9 million at September 30, 2007 and 2006, respectively. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.
The Company completed its analysis of available research credits for fiscal years 2000 through 2006 and recorded total research credit claims, net, of $5.6 million. The Company expects the net research credits related to fiscal year 2007 to be approximately $1.4 million. The expiration of the research credits is between 2020 and 2027. The Company anticipates being able to utilize the research credits to reduce future Federal and state income tax cash payments.
No deferred taxes have been provided on the accumulated unremitted earnings of the Company’s foreign subsidiaries as of September 30, 2007. The Company’s intention is to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $3.2 million would be due, which would correspondingly reduce the Company’s net earnings.
On October 22, 2004, the American Jobs Creation Act (the “AJCA”) was signed into law. The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. In 2006, the Company recognized a charge of $2.4 million for the accrual of income taxes associated with the repatriation under the AJCA of approximately $39.5 million of foreign earnings.
During 2006, the Company adopted the provisions of SEC Staff Accounting Bulletin No. 108 and recorded $2.4 million as a cumulative state tax expense adjustment to 2006 beginning retained earnings.
The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve. The Company regularly reviews its potential tax liabilities for tax years subject to audit. Changes in the Company’s potential tax liability occurred during the year ended September 30, 2007, and may occur in the future as the Company’s assessment changes based on examinations in various jurisdictions and/or changes in tax laws, regulations and case law. Accordingly, the Company’s estimate of income tax liabilities may differ from actual payments or assessments.
9. Debt
At September 30, 2007 and 2006, there were $2.8 million and zero outstanding borrowings under the revolving credit facility, respectively. Effective October 6, 2004, the Company entered into a $100 million five-year revolving bank credit facility with a $50 million increase option that has a final maturity and expiration date of October 6, 2009. The credit facility is available for direct borrowings and/or the issuance of letters of credit, and is provided by a group of six banks, led by Wells Fargo Bank as agent. At September 30, 2007, the Company had approximately $96.4 million available to borrow under the credit facility in addition to $18.6 million cash on hand. At September 30, 2007, the Company had outstanding letters of credit of $3.6 million ($0.8 million outstanding under the credit facility).
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
During 2007 and 2006, the maximum aggregate short-term borrowings at any month-end were $9 million and $47 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $1.7 million and $3.9 million, respectively; and the weighted average interest rates were 6.24%, 5.25%, and not applicable in 2005. The letters of credit issued and outstanding under the credit facility totaled $0.8 million and $0.8 million at September 30, 2007, and 2006, respectively.
Subsequent to September 30, 2007, the Company announced its intention to enter into a new credit facility led by National City Bank in connection with the acquisition of Doble Engineering Company. See further discussion in Note 16 “Subsequent Events” in the Notes to the Consolidated Financial Statements.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      35

Notes to Consolidated Financial Statements
10. Capital Stock
The 29,159,629 and 29,030,995 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2007 and 2006 represent the actual number of shares issued at the respective dates. The Company held 3,416,966 and 3,166,026 common shares in treasury at September 30, 2007 and 2006, respectively.
In August 2006, the Company’s Board of Directors authorized an open market common stock repurchase program for up to 1.2 million shares, subject to market conditions and other factors which covers the period through September 30, 2008. The Company repurchased 265,000 shares during 2007 under this program. There were no stock repurchases during 2006. The Company repurchased 670,072 shares in 2005 under a previously authorized program.
11. Share-Based Compensation
The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be 2,000,000 shares added to the authorized shares allocated for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2007, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 270,502 shares, respectively.
Stock Option Plans
The Company’s stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003 have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. Beginning with fiscal 2006 awards, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. Prior to fiscal 2006, the Company calculated the pro forma compensation cost using the graded vesting method.
The fair value of each option award is estimated as of the date of grant using a Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO’s stock calculated over the expected term of the option. The expected term was calculated in accordance with Staff Accounting Bulletin No. 107 using the simplified method for “plain-vanilla” options. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2007, 2006 and 2005, respectively: expected dividend yield of 0% in all periods; expected volatility of 27.3%, 28.0% and 23.5%; risk-free interest rate of 4.6%, 4.6% and 3.9%; and expected term of 3.50 years, 3.50 years and 3.58 years.
Information regarding stock options awarded under the option plans is as follows:

	FY2007		FY2006		FY2005
		Estimated		Estimated		Estimated
		Weighted		Weighted		Weighted
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price

October 1	1,387,348	$26.60	1,324,548	$20.48	1,356,094	$13.63
Granted	296,280	$45.71	328,080	$44.63	376,200	$35.55
Exercised	(101,683)	$21.56	(232,371)	$15.95	(388,340)	$10.94
Cancelled	(23,004)	$40.59	(32,909)	$35.77	(19,406)	$24.96

September 30,	1,558,941	$30.35	1,387,348	$26.60	1,324,548	$20.48

At September 30,
Reserved for future grant	878,238		1,146,741		1,428,032
Exercisable	951,066	$21.99	753,415	$16.46	755,612	$12.29

36 ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
The aggregate intrinsic value of options exercised during 2007, 2006 and 2005 was $2.4 million, $7.9 million and $12.4 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2007 was $12.3 million. The weighted-average contractual life of stock options outstanding at September 30, 2007 was 3.0 years. The weighted-average fair value of stock options granted in 2007, 2006, and 2005 was $12.25, $12.17, and $11.28, respectively.
Summary information regarding stock options outstanding at September 30, 2007 is presented below:

	Options Outstanding
		Weighted-
		Average	Weighted
	Number	Remaining	Average
Range of	Outstanding at	Contractual	Exercise
Exercise Prices	Sept. 30, 2007	Life	Price

$ 5.39 - $10.72	201,426	2.0 years	$7.19
$12.64 - $14.52	268,486	4.5 years	$13.76
$17.29 - $32.32	186,455	1.7 years	$23.51
$35.18 - $42.10	303,630	2.0 years	$35.31
$42.99 - $54.88	598,944	3.6 years	$45.20

	1,558,941	3.0 years	$30.35

	Exercisable Options Outstanding
		Weighted
	Number	Average
Range of	Exercisable at	Exercise
Exercise Prices	Sept. 30, 2007	Price

$ 5.39 - $10.72	201,426	$7.19
$12.64 - $14.52	268,486	$13.76
$17.29 - $32.32	186,455	$23.51
$35.18 - $54.88	294,699	$38.64

	951,066	$21.99

Performance-accelerated Restricted Share Awards
The performance-accelerated restricted shares (restricted shares) vest over five years with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pre-tax compensation expense related to the restricted share awards was $1.5 million, $1.5 million and $1.9 million for fiscal years ended September 30, 2007, 2006 and 2005, respectively.
The following summary presents information regarding outstanding restricted share awards as of September 30, 2007 and changes during the period then ended:

		Weighted
	Shares	Avg. Price

Nonvested at October 1, 2006	155,730	$34.33
Granted	63,530	$45.75
Vested	(51,200)	$24.60
Cancelled	(4,000)	$34.80

Nonvested at September 30, 2007	164,060	$41.77

Non-Employee Directors Plan
The non-employee directors compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $0.8 million, $1.0 million and $0.7 million for the years ended September 30, 2007, 2006 and 2005, respectively.
The total share-based compensation cost that has been recognized in results of operations and included within SG&A was $5.3 million, $4.8 million and $2.6 million for the years ended September 30, 2007, 2006 and 2005, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.2 million, $1.2 million and $1.0 million for the years ended September 30, 2007, 2006 and 2005, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R)-3, “Transition Election related to Accounting for the Tax Effects of Share-Based Payment Awards.” As of September 30, 2007, there was $10.2 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.0 years.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      37

Notes to Consolidated Financial Statements
Pro Forma Net Earnings
The following table provides pro forma net earnings and earnings per share had the Company applied the fair value method of SFAS 123 for the year ended September 30, 2005:

Pro forma (Unaudited)
(Dollars in thousands,
except per share amounts)	2005

Net earnings, as reported	$43,544

Add: stock-based employee compensation expense included in reported net earnings, net of tax	1,165
Less: total stock-based employee compensation expense determined under fair value based methods, net of tax	(3,476)

Pro forma net earnings	$41,233

Net earnings per share:
Basic — as reported	$1.71
Basic — pro forma	1.62

Diluted — as reported	1.66
Diluted — pro forma	1.57

12. Retirement and Other Benefit Plans
Substantially all domestic employees are covered by the defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company’s defined benefit plan was frozen and no additional benefits will be accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. The annual contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee’s age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.
The Company adopted Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158) as of September 30, 2007. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. As a result of adopting the provisions of SFAS 158, the Company recorded a pre-tax credit of $0.9 million to accumulated other comprehensive income in equity as of September 30, 2007.
The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $1.8 million at September 30, 2007 and 2006, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company’s results of operations or financial condition.
The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2007, and a statement of the funded status as of September 30, 2007 and 2006:

	Pension Benefits
(Dollars in millions)	2007	2006

Reconciliation of benefit obligation

Net benefit obligation at beginning of year	$48.2	50.2
Service cost	—	—
Interest cost	2.7	2.6
Actuarial (gain) loss	(2.9)	(2.9)
Plan amendments	—	0.1
Gross benefits paid	(1.8)	(1.8)

Net benefit obligation at end of year	$46.2	48.2

	Pension Benefits
(Dollars in millions)	2007	2006

Reconciliation of fair value of plan assets

Fair value of plan assets at beginning of year	$35.1	32.7
Actual return on plan assets	4.7	2.6
Employer contributions	0.2	1.6
Gross benefits paid	(1.8)	(1.8)

Fair value of plan assets at end of year	$38.2	35.1

38	ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements

	Pension Benefits
(Dollars in millions)	2007	2006

Funded Status
Funded status at end of year	$(8.0)	(13.1)
Unrecognized prior service cost	—	0.1
Unrecognized net actuarial (gain) loss	—	10.1

Accrued benefit cost	(8.0)	(2.9)

Amounts recognized in the Balance Sheet consist of:
Current liability	(0.2)	—
Noncurrent liability	(7.8)	—
Accrued benefit cost	—	(2.9)
Additional minimum liability	—	(10.3)
Intangible asset	—	0.1
Accumulated other comprehensive income (before tax effect)	—	10.2

Accrued benefit liability	(8.0)	(2.9)

Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net actuarial loss	5.0	—
Prior service cost	0.1	—

Accumulated Other Comprehensive Income	$5.1	—

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2007, 2006 and 2005:

	Pension Benefits
(Dollars in millions)	2007	2006	2005

Service cost	$—	—	—
Interest cost	2.7	2.6	2.6
Expected return on plan assets	(2.8)	(2.7)	(2.9)
Net actuarial (gain) loss	0.4	0.4	0.2

Net periodic benefit cost	0.3	0.3	(0.1)
Defined contribution plans	3.6	2.9	2.4

Total	$3.9	3.2	2.3

The discount rate used in measuring the Company’s pension obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 500 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed. The expected long-term rate of return on plan assets assumption was determined by reviewing the actual investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past.
The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2007	2006	2005

Discount rate	5.75%	5.25%	6.00%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	8.25%	8.25%	8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2007	2006

Discount rate	6.25%	5.75%
Rate of increase in compensation levels	N/A	N/A

The assumed rate of increase in compensation levels is not applicable in 2007, 2006 and 2005 as the plan was frozen as of December 31, 2003.
The asset allocation for the Company’s pension plans at the end of 2007 and 2006, the Company’s acceptable range and the target allocation for 2008, by asset category, follows:

	Target	Acceptable	Percentage of Plan
	Allocation	Range	Assets at Year-end
Asset Category	2008		2007	2006

Equity securities	60%	50-70%	69%	66%
Fixed income	40%	30-50%	29%	32%
Cash/cash equivalents	0%	0-5%	2%	2%

The Company’s pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits. The Company’s investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plan. The Company regularly monitors performance and compliance with investment guidelines.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT      39

Notes to Consolidated Financial Statements
EXPECTED CASH FLOWS
Information about the expected cash flows for the pension and other postretirement benefit plans follows:

	Pension	Other
(Dollars in millions)	Benefits	Benefits

Expected Employer Contributions — 2008	$0.2	0.1

Expected Benefit Payments
2008	2.4	0.1
2009	2.5	0.1
2010	2.6	0.1
2011	2.7	0.1
2012-2016	$15.0	0.3

13. Other Financial Data
Items charged to operations during the years ended September 30, 2007, 2006 and 2005 included the following:

(Dollars in thousands)	2007	2006	2005

Salaries and wages (including fringes)	$137,999	119,286	100,372
Maintenance and repairs	5,545	4,719	3,897

Research and development (R&D) costs:
Company-sponsored	$25,357	20,043	16,829
Customer-sponsored	7,618	6,323	5,687

Total R&D	$32,975	26,366	22,516
Other engineering costs	9,082	9,069	7,763

Total R&D and other engineering costs	$42,057	35,435	30,279

As a % of net sales	8.0%	7.7%	7.1%

Customer-sponsored R&D is defined in Note 1(O) of Notes to Consolidated Financial Statements.
A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2007, 2006, and 2005 is as follows:

(Dollars in thousands)	2007	2006	2005

Balance as of October 1	$1,422	1,487	2,147
Additions charged to expense	1,771	2,357	1,108
Deductions	(1,732)	(2,422)	(1,768)

Balance as of September 30	$1,461	1,422	1,487

14. Business Segment Information
The Company is organized based on the products and services that it offers. Under this organizational structure, the Company has three reporting units: Communications, Filtration and Test. The Communications unit is a proven supplier of special purpose fixed network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. DCSI’s Two-Way Automatic Communications System, known as TWACS®, is currently used for automatic meter reading (AMR) and related advanced metering infrastructure (AMI) functions serving over 200 utilities, as well as having load management capabilities. Hexagram’s STAR® system, the premier wireless AMI system, delivers two-way and one-way operation on secure licensed radio frequencies for more than 100 utilities serving electric, gas and water customers. Nexus provides best-in-class utility data management solutions to more than 85 leading energy companies that add value to existing billing and metering infrastructure to allow both the utilities and their customers to better manage energy-driven transactions and decision making. Comtrak’s SecurVision® product line provides digital video surveillance and security functions for large commercial enterprises and alarm monitoring companies. The Filtration unit’s primary operations consist of: PTI Technologies Inc. (PTI), VACCO Industries (VACCO) and the Filtertek companies (Filtertek). PTI and VACCO develop and manufacture a wide range of filtration products and are leading suppliers of filters to the commercial and defense aerospace, satellite and industrial markets. Filtertek develops and manufactures a broad range of high-volume, original equipment manufacturer (OEM) filtration products at its facilities in North America, South America and Europe. Each of the components of the Filtration segment is presented separately due to differing long-term economics. Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren). The EMC Group is principally involved in the design and manufacture of EMC test equipment, test chambers, and electromagnetic absorption materials. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication. Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements.
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
40       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Notes to Consolidated Financial Statements
NET SALES

(Dollars in millions)
Year ended September 30,	2007	2006	2005

Communications	$197.6	156.2	138.0

PTI	52.7	46.4	40.7
VACCO	37.2	32.3	38.9
Filtertek	98.5	95.4	92.1

Filtration subtotal	188.4	174.1	171.7
Test	141.5	128.6	119.4

Consolidated totals	$527.5	458.9	429.1

No customers exceeded 10% of net sales in the periods presented.
EBIT

(Dollars in millions)
Year ended September 30,	2007	2006	2005

Communications	$22.0	28.3	38.8

PTI	9.4	6.6	3.8
VACCO	7.8	6.1	10.4
Filtertek	6.2	6.8	8.2

Filtration subtotal	23.4	19.5	22.4
Test	14.4	15.0	12.2
Reconciliation to consolidated totals (Corporate)	(17.8)	(15.2)	(11.4)

Consolidated EBIT	42.0	47.6	62.0
Add: interest income	0.7	1.3	1.9

Earnings before income tax	$42.7	48.9	63.9

IDENTIFIABLE ASSETS

(Dollars in millions)
Year ended September 30,	2007	2006	2005

Communications	$151.6	97.9	52.4

PTI	32.5	32.0	36.7
VACCO	16.8	15.7	19.7
Filtertek	68.6	62.9	91.5

Filtration subtotal	117.9	110.6	147.9
Test	72.0	50.3	80.7
Reconciliation to consolidated totals (Corporate assets)	234.6	229.9	142.8

Consolidated totals	$576.1	488.7	423.8

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.
CAPITAL EXPENDITURES

(Dollars in millions)
Year ended September 30,	2007	2006	2005

Communications	$7.0	3.4	1.9

PTI	0.4	0.2	1.0
VACCO	0.6	1.0	0.7
Filtertek	7.4	3.8	4.0

Filtration subtotal	8.4	5.0	5.7
Test	4.0	0.7	1.2
Corporate	0.1	—	—

Consolidated totals	$19.5	9.1	8.8

DEPRECIATION AND AMORTIZATION

(Dollars in millions)
Year ended September 30,	2007	2006	2005

Communications	$10.3	5.0	2.0

PTI	1.4	1.5	1.5
VACCO	0.8	0.7	0.7
Filtertek	6.2	6.0	6.2

Filtration subtotal	8.4	8.2	8.4
Test	1.3	1.3	1.4
Reconciliation to consolidated totals (Corporate)	2.2	2.8	0.4

Consolidated totals	$22.2	17.3	12.2

GEOGRAPHIC INFORMATION

Net sales

(Dollars in millions)
Year ended September 30,	2007	2006	2005

United States	$406.3	355.9	325.3
Europe	45.9	40.2	56.0
Far East	38.0	36.1	29.6
Other	37.3	26.7	18.2

Consolidated totals	$527.5	458.9	429.1

Long-lived assets

(Dollars in millions)
Year ended September 30,	2007	2006	2005

United States	$54.6	51.3	50.3
Europe	14.0	10.6	10.9
Other	9.7	6.9	6.0

Consolidated totals	$78.3	68.8	67.2

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       41

Notes to Consolidated Financial Statements
15. Commitments and Contingencies
At September 30, 2007, the Company had $3.6 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management, that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.
16. Subsequent Events
On November 7, 2007, the Company announced an agreement to acquire the stock of Doble Engineering Company, headquartered in Watertown, Massachusetts, for $319 million in cash, subject to adjustment for differences in working capital and cash on hand at closing. The Company intends to fund the acquisition by a combination of existing cash and borrowings under a new credit facility led by National City Bank. The transaction is expected to close in the quarter ending December 31, 2007.
On November 26, 2007, the Company announced it had completed the sale of the filtration portion of Filtertek Inc. to Illinois Tool Works Inc. (ITW) for approximately $77.5 million in cash, subject to closing working capital adjustments. The Tek Packaging division of Filtertek is not included in the transaction. The net cash proceeds from the sale, estimated at $70 million after taxes and expenses, will be used to pay down a portion of the debt associated with the Doble Engineering Company acquisition, mentioned above. The Company expects to record a gain on the sale for both financial reporting and tax purposes, with a portion of the tax gain being shielded from cash payments through the utilization of the Company’s existing capital loss carryforward which was generated from prior divestitures. As discussed in Note 8 to the Consolidated Financial Statements, there is a valuation allowance established against the capital loss carryforward as of September 30, 2007.
17. Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth	Fiscal
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

2007
Net sales	$98,813	129,068	137,523	162,133	527,537
Net earnings (loss)	(1,381)	9,618	8,854	16,622	33,713

Basic earnings (loss) per share:
Net earnings (loss)	(.05)	.37	.34	.65	1.30

Diluted earnings (loss) per share:
Net earnings (loss)	$(.05)	.36	.33	.64	1.28

2006
Net sales	$90,586	122,884	123,626	121,769	458,865
Net earnings	2,204	7,343	11,163	10,570	31,280

Basic earnings per share:
Net earnings	.09	.29	.43	.41	1.22

Diluted earnings per share:
Net earnings	$.08	.28	.42	.40	1.19

During 2007, the Company determined that certain tax accounts had not been accurately recorded in the financial statements for fiscal years 2001 to 2006. The effect in any individual year was not material to the Company’s results of operations, financial position or cash flows. The Company recorded $1.3 million as a cumulative credit adjustment to tax expense to correct previously recorded tax accounts during the fourth quarter of 2007.
42       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

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
Management, with the oversight of ESCO’s Board of Directors, has established and maintains a strong ethical climate in which the Company’s affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company’s assets. KPMG LLP, the Company’s independent accountants, reports directly to the Audit and Finance Committee of the Board of Directors. The Audit and Finance Committee has established policies consistent with newly enacted corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:
▶	A majority of Board members are independent of the Company and its Management.

▶	All members of the key Board committees — the Audit and Finance, the Human Resources and Compensation and the Nominating and Corporate Governance Committees — are independent.

▶	The independent members of the Board meet regularly without the presence of Management.

▶	The Company has a clear code of ethics and a conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome, separate from their interest as Company officials.

▶	The charters of the Board committees clearly establish their respective roles and responsibilities.

▶	The Company has an ethics officer and an ombudsman hot line available to all domestic employees and all foreign employees have local ethics officers and access to the Company’s ombudsman.
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
The Consolidated Financial Statements have been audited by KPMG LLP, whose report is included herein.

Victor L. Richey	Gary E. Muenster
Chairman, Chief Executive Officer,	Senior Vice President
and President	and Chief Financial Officer
Management’s Report on Internal Control Over Financial Reporting
The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2007 based on these criteria.
Our internal control over financial reporting as of September 30, 2007, as well as our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2007, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in the report which is included herein.

Victor L. Richey	Gary E. Muenster
Chairman, Chief Executive Officer,	Senior Vice President
and President	and Chief Financial Officer
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       43

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ESCO Technologies Inc.:
We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries (the Company) as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to previously present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Notes 1 and 12 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of September 30, 2007. Additionally, as discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective October 1, 2005 and, as discussed in Note 8 to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ESCO Technologies Inc.’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

St. Louis, Missouri
November 29, 2007
44       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ESCO Technologies Inc.:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that ESCO Technologies Inc. (the Company) maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that ESCO Technologies Inc. maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2007, and our report dated November 29, 2007, expressed an un-qualified opinion on those consolidated financial statements.

St. Louis, Missouri
November 29, 2007
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       45

Five-Year Financial Summary

(Dollars in millions, except per share amounts)	2007	2006	2005	2004	2003

For years ended September 30:
Net sales	$527.5	458.9	429.1	422.1	396.7
Net earnings from continuing operations	33.7	31.3	43.5	37.8	26.7
Net earnings (loss) from discontinued operations	—	—	—	(2.1)	(66.5)
Net earnings (loss) before accounting change	33.7	31.3	43.5	35.7	(39.7)
Net earnings (loss)	33.7	31.3	43.5	35.7	(41.1)

Earnings (loss) per share:
Basic:
Continuing operations	1.30	1.22	1.71	1.47	1.05
Discontinued operations	—	—	—	(0.09)	(2.62)
Cumulative effect of accounting change, net of tax	—	—	—	—	(0.06)

Net earnings (loss)	1.30	1.22	1.71	1.38	(1.63)
Diluted:
Continuing operations	1.28	1.19	1.66	1.42	1.02
Discontinued operations	—	—	—	(0.08)	(2.53)
Cumulative effect of accounting change, net of tax	—	—	—	—	(0.06)

Net earnings (loss)	1.28	1.19	1.66	1.34	(1.57)

As of September 30:
Working capital	141.2	131.4	197.2	165.2	120.5
Total assets	576.1	488.7	423.8	402.4	393.4
Long-term debt	—	—	—	0.4	0.5
Shareholders’ equity	$415.5	376.4	331.0	307.6	275.4

See Note 2 of Notes to Consolidated Financial Statements for discussion of acquisition activity.
Common Stock Market Price
ESCO’s common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol “ESE.” The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2007 and 2006.

	2007		2006
Quarter	High	Low	High	Low

First	$49.28	41.88	$50.75	32.57
Second	49.20	40.67	52.76	43.84
Third	52.41	34.73	58.03	47.65
Fourth	43.50	29.63	58.42	45.30

ESCO historically has not paid cash dividends on its common stock. Management continues to evaluate its cash dividend policy. There are no current plans to initiate a dividend.
46       ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT

Shareholders’ Summary
SHAREHOLDERS’ ANNUAL MEETING
The Annual Meeting of the shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Wednesday, February 6, 2008, at the Company’s Corporate headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. Notice of the meeting and a proxy statement were sent to shareholders with this Annual Report.
CERTIFICATIONS
Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 23, 2007 and February 27, 2006, by the Company’s chief executive officer that he was not aware of any violations by the Company of NYSE’s corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company’s chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company’s Forms 10-K for its fiscal years ended September 30, 2007 and September 30, 2006.
10-K REPORT
A copy of the Company’s 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to the Investor Relations Department, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.
The Form 10-K is also available on the Company’s web site at www.escotechnologies.com.
INVESTOR RELATIONS
Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company’s web site at www.escotechnologies.com or via e-mail to pmoore@escotechnologies.com.
TRANSFER AGENT AND REGISTRAR
Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com
CAPITAL STOCK INFORMATION
ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,700 holders of record of shares of common stock at November 15, 2007.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102
ESCO TECHNOLOGIES INC. 2007 ANNUAL REPORT       48