Form 10-K, Exhibit 13
period 2009-09-30
ESCO TECHNOLOGIES INC
filed 2009-11-30
CIK 866706

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2009, 2008 and 2007 represent the fiscal years ended September 30, 2009, 2008 and 2007, respectively, and are used throughout the document.
Introduction
ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reportable operating segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration). The Company’s business segments are comprised of the following primary operating entities:
•	USG: Aclara Power-Line Systems Inc. (Aclara PLS), Aclara RF Systems Inc. (Aclara RF), Aclara Software Inc. (Aclara Software), and Doble Engineering Company (Doble),

•	Test: EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren), and

•	Filtration: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), and TekPackaging L.L.C. (TekPack).
USG: The Aclara Group is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara’s STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service and revenue management. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of partial discharge testing instruments used to assess the integrity of high voltage power delivery equipment.
Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.
Filtration: The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.
ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.
Highlights of 2009 Continuing Operations
•	Sales, net earnings and diluted earnings per share were $619.1 million, $49.3 million and $1.86 per share, respectively.

•	Net cash provided by operating activities was $77.5 million.

•	At September 30, 2009, cash on hand was $44.6 million; outstanding debt was $180.5 million, for a net debt position of $130.6 million (including acquisition escrow).

•	Favorable settlement of uncertain tax positions in the fourth quarter positively affected EPS for the quarter and the full year by $0.19, related to the disposition of a portion of the MicroSep business in 2004.

•	The Company received $80.0 million of orders in 2009 and recorded $106.2 million in sales to Pacific Gas & Electric Company (PG&E) related to its AMI deployment.

•	The Company received $37.4 million in orders and recorded $18.2 million in sales to New York City related to their fixed-network water AMI project.

•	The Company received $12.4 million in orders and recorded $10.6 million in sales to Idaho Power Company for its Aclara PLS TWACS® AMI deployment.

•	In September 2009, the Company acquired a minority equity interest in Firetide, Inc. and its technology will be used in Aclara’s Smart Communications Network solution.
Dividends
Subsequent to September 30, 2009, the Company announced it will initiate a quarterly cash dividend payable at an annual rate of $0.32 per share. The first quarterly dividend of $0.08 per share will be paid on January 19, 2010 to stockholders of record as of January 4, 2010.
Results of Continuing Operations
NET SALES

				Change	Change
	Fiscal year ended			2009	2008
(Dollars in millions)	2009	2008	2007	vs. 2008	vs. 2007

USG	$374.0	352.7	190.3	6.0%	85.3%
Test	138.4	144.8	141.5	(4.4)%	2.3%
Filtration	106.7	116.1	105.6	(8.1)%	9.9%

Total	$619.1	613.6	437.4	0.9%	40.3%

USG
The 6.0% or $21.3 million increase in net sales in 2009 as compared to the prior year was due to: a $48.8 million increase in net sales from Aclara RF primarily due to higher gas product
ESCO TECHNOLOGIES INC.     10     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
AMI deliveries at PG&E and the shipment of water AMI products for the New York City water project; a $9.9 million increase in net sales from Doble reflecting the impact of a full twelve months of operations versus ten months in the prior year; a $3.9 million increase in net sales at Aclara Software; partially offset by a $41.3 million decrease in net sales at Aclara PLS.
The $41.3 million decrease in Aclara PLS’s net sales in 2009 compared to 2008 was mainly due to: a $31.9 million decrease in sales to PG&E for the electric AMI deployment (2008 sales included $31.3 million of revenue recognized that had been deferred from prior year periods), and an $11.6 million decrease in sales to the Puerto Rico Electric Power Authority (PREPA), partially offset by a $10.2 million increase in sales to Idaho Power Company.
The Company’s total sales to PG&E were $106.2 million in 2009 (representing approximately 17% of the Company’s consolidated net sales) and $110.2 million in 2008 (representing approximately 18% of the Company’s consolidated net sales).
The 85.3% or $162.4 million increase in net sales in 2008 as compared to 2007 was due to: the acquisition of Doble with sales of $74.3 million; a $55.4 million increase in sales from Aclara RF primarily due to higher gas and electric AMI deliveries at PG&E; and a $31.7 million increase in sales from Aclara PLS.
The $31.7 million increase in Aclara PLS’s net sales in 2008 compared to 2007 was mainly due to: a $34.0 million increase in sales to PG&E for the electric AMI deployment (due to the recognition of previously deferred revenue from the hardware, program management and software provided to PG&E), a $16.8 million increase in sales to PREPA, partially offset by a $18.4 million decrease in sales to other investor owned utilities (IOU) customers, such as Duke Energy and Oncor Electric.
Test
The net sales decrease of $6.4 million or 4.4% in 2009 as compared to the prior year was mainly due to: a $7.2 million decrease in net sales from the segment’s European operations due to the timing of large chamber deliveries to the international wireless and electronics end-markets, a decrease in component shipments and unfavorable foreign currency impacts; and a $3.2 million decrease in net sales from the segment’s Asian operations due to a decrease in large chamber deliveries to the international wireless and electronics end-markets. This decrease was partially offset by a $4.0 million increase in net sales from the segment’s U.S. operations driven by the timing of domestic chamber deliveries.
The net sales increase of $3.3 million or 2.3% in 2008 as compared to 2007 was mainly due to the timing of test chamber sales and sales of components resulting in: a $5.2 million increase in net sales from the segment’s European operations; a $2.7 million increase in net sales from the segment’s Asian operations; partially offset by a $4.6 million decrease in net sales from the segment’s U.S. operations.
Filtration
Net sales in 2009 decreased $9.4 million or 8.1% compared to the prior year primarily due to: a $12.4 million decrease in net sales at PTI due to lower commercial aerospace shipments; a $2.1 million decrease in net sales at TekPack due to lower sales to commercial customers; partially offset by a $5.1 million increase in net sales at VACCO driven by higher military/defense aircraft product shipments.
Net sales in 2008 increased $10.5 million or 9.9% compared to the prior year primarily due to a $5.5 million increase in commercial aerospace shipments at PTI and a $3.5 million increase in net sales at VACCO driven by higher space product shipments.
PACIFIC GAS & ELECTRIC
In November 2005, Aclara RF entered into a contract (the “Aclara RF Contract”) to provide equipment, software and services to PG&E in support of the gas utility portion of PG&E’s AMI project. The total anticipated contract revenue from the gas portion of the Aclara RF Contract from commencement through the five-year full deployment is expected to be up to approximately $225 million of which $190 million has been recorded to date through September 30, 2009. The current outlook for 2010 PG&E gas product sales is expected to be approximately $40 million as compared to $98 million in 2009. Equipment is purchased only upon issuance of purchase orders and release authorizations, and PG&E continues to have the right to purchase products or services from other suppliers.
The Aclara RF Contract also provided PG&E the right to purchase an RF fixed-network electric product from Aclara RF. The Company has received $11 million of orders to date through September 30, 2009 related to the electric portion of the Aclara RF Contract. During 2009, PG&E completed its evaluation and selection of a competing electric product and notified Aclara RF that no further electric product orders would be received. PG&E and Aclara RF are in the final stages of a settlement of certain claims raised by PG&E connected with delivery of the electric product. The Company does not expect the settlement will have an impact to the Company’s earnings.
ORDERS AND BACKLOG
New orders received in 2009 were $634.0 million, resulting in order backlog of $299.4 million at September 30, 2009 as compared to order backlog of $284.5 million at September 30, 2008. In 2009, the Company recorded $363.2 million of new orders related to USG products, $122.8 million related to Test products, and $148.0 million related to Filtration products.
In 2008, the Company recorded $365.3 million of new orders related to USG products (including $7.0 million of Doble acquired backlog), $154.5 million related to Test products, and $113.2 million related to Filtration products.
ESCO TECHNOLOGIES INC.     11      2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company received orders for gas and electric AMI products totaling $80.0 million, $111.8 million and $49.1 million from PG&E during 2009, 2008 and 2007, respectively. Cumulative-to-date orders from PG&E for the gas AMI deployment total 3.5 million units and $199 million through September 30, 2009.
2009
Aclara RF received $37.4 million in entered orders from the City of New York for its fixed-network AMI water project during 2009. Cumulative-to-date orders total 493,000 units and $39.1 million through September 30, 2009.
In August 2009, VACCO received $32.2 million in multi-year fluid flow product orders for the Navy’s Virginia Class submarine.
In August 2009, TekPackaging LLC was awarded a five-year production contract with an initial purchase order received for $11.7 million. The total value of purchase orders anticipated under this contract is between $40 million to $50 million.
Aclara PLS recorded $12.4 million in entered orders from Idaho Power Company during 2009.
Aclara PLS recorded $10.2 million and $22.4 million in entered orders from PREPA during 2009 and 2008, respectively.
In March 2009, Aclara Software received an order for approximately $5.0 million from the City of Tallahassee, Florida for a system-wide implementation of its Meter Data Management System (MDMS) and ENERGYprism® AMI software applications.
2008
In July 2008, ETS-Lindgren signed a $16.7 million contract with the National Automotive Testing and R&D Infrastructure Project (NATRIP) in India to provide two automotive chambers.
In July 2008, Aclara RF was selected by the City of New York to provide its fixed-network AMI solution for the city’s entire water service territory. The total value of purchase orders anticipated to be issued under this contract is $68.3 million.
In July 2008, Aclara PLS’s TWACS® AMI product was selected by Idaho Power Company for its entire electric service territory. The total value of purchase orders anticipated to be issued under this contract is $25 million.
In December 2007, Aclara PLS signed a contract with PREPA for a total value of $35 million for the purchase of Aclara PLS TWACS AMI products.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses (SG&A) were $152.4 million, or 24.6% of net sales in 2009, $147.3 million, or 24.0% of net sales in 2008, and $108.2 million, or 24.7% of net sales in 2007.
The increase in SG&A expenses in 2009 as compared to the prior year was primarily due to a $5.0 million increase related to Doble, reflecting a full year versus ten months in the prior year.
The increase in SG&A expenses in 2008 as compared to 2007 was primarily due to: $24.8 million of SG&A expenses related to Doble and an approximately $12.0 million increase in SG&A expenses related to Aclara mainly due to an increase in sales, marketing, and engineering head count.
AMORTIZATION OF INTANGIBLE ASSETS
Amortization of intangible assets was $19.2 million in 2009, $17.0 million in 2008 and $10.2 million in 2007. The Company recorded $12.2 million and $11.0 million in 2009 and 2008, respectively, related to Aclara PLS’s TWACS NG capitalized software. Amortization of intangible assets included $4.7 million and $4.2 million of amortization of acquired intangible assets related to the Company’s acquisitions in 2009 and 2008, respectively. The amortization of acquired intangible assets related to the Company’s acquisitions is included in the Corporate operating segment’s results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses). Effective in fiscal year 2010, the Company has re-evaluated the economic useful life of its TWACS NG capitalized software as a result of the successful acceptance in the international markets and concluded the remaining TWACS NG asset value of $44 million has an expected remaining useful life of ten years (compared to its previous useful life of seven years).
OTHER EXPENSES, NET
Other expenses, net, were $4.5 million, $0.2 million and $2.8 million in 2009, 2008 and 2007, respectively. The principal item included in other expenses, net, in 2009 consisted of $2.3 million of facility exit/relocation charges incurred in connection with the move of the Aclara RF facility consisting of leasehold improvement write-offs, lease contract termination costs and physical move costs. There were no other individually significant items included in other expenses, net, in 2009 or 2008. Other expenses, net, in 2007 consisted primarily of: $2.6 million of expenses within the Test segment related to an adverse arbitration award related to the delivery and installation contract completed in 2005 for a shielded communication room in an international location; partially offset by $0.6 million of royalty income.
EARNINGS BEFORE INTEREST AND TAXES (EBIT)
The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings before interest and taxes.
EBIT is not a defined GAAP measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company’s operating results.
ESCO TECHNOLOGIES INC.     12     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
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
EBIT

				Change	Change
	Fiscal year ended			2009	2008
(Dollars in millions)	2009	2008	2007	vs. 2008	vs. 2007

USG	$62.5	66.6	22.6	(6.2)%	194.7%
% of net sales	16.7%	18.9%	11.9%	(2.2)%	7.0%
Test	14.1	13.9	14.4	1.4%	(3.5)%
% of net sales	10.2%	9.6%	10.2%	0.6%	(0.6)%
Filtration	18.1	21.2	18.4	(14.6)%	15.2%
% of net sales	17.0%	18.3%	17.4%	(1.3)%	0.8%
Corporate	(24.1)	(20.6)	(17.4)	17.0%	18.4%

Total	$70.6	81.1	38.0	(12.9)%	113.4%
% of net sales	11.4%	13.2%	8.7%	(1.8)%	4.5%

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	2009	2008	2007

EBIT	$70.6	81.1	38.0
Less: Interest expense	(7.4)	(9.8)	—
Add: Interest income	—	—	0.7
Less: Income taxes	(13.9)	(23.7)	(7.9)

Net earnings from continuing operations	$49.3	47.6	30.8

USG
The $4.1 million decrease in EBIT in 2009 as compared to 2008 was due to: a decrease in EBIT from the Aclara Group due to lower margins on product sales, a $2.3 million charge related to the Aclara RF facility relocation, mentioned in other expenses, net, above and an increase in amortization for the TWACS NG capitalized software. Additionally, 2008 included $15.0 million of EBIT associated with the PG&E/Aclara PLS deferred revenue recognized in 2008.
The $44.0 million increase in EBIT in 2008 as compared to 2007 was due to: the EBIT contribution from Doble; and an increase in EBIT from Aclara related to the increased sales volumes.
Test
The $0.2 million increase in EBIT in 2009 as compared to the prior year was due to a reduction of the segment’s SG&A expenses.
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
Filtration
EBIT decreased $3.1 million in 2009 as compared to 2008 due to: lower commercial aerospace shipments at PTI; and an increase in research and development costs and higher bid and proposal costs incurred in the pursuit of a significant number of Space related projects at VACCO.
EBIT increased $2.8 million in 2008 as compared to 2007 mainly due to: higher commercial aerospace shipments at PTI; and an increase at TekPack due to higher commercial product shipments.
Corporate
Corporate operating charges included in consolidated EBIT increased by $3.5 million in 2009 as compared to 2008 primarily due to: a $0.9 million increase in share-based compensation expense; and a $0.5 million increase in amortization of acquired intangible assets.
Corporate operating charges included in consolidated EBIT increased by $3.2 million in 2008 as compared to 2007 mainly due to: a $2.1 million increase in amortization of acquired intangible assets primarily due to the 2008 acquisition of Doble and a $0.6 million decrease in royalty income.
The “Reconciliation to Consolidated Totals (Corporate)” in Note 15 to the Consolidated Financial Statements represents Corporate office operating charges.
INTEREST EXPENSE (INCOME), NET
Interest expense was $7.4 million in 2009 compared to interest expense of $9.8 million in 2008 and interest income of $0.7 million in 2007, respectively. The decrease in interest expense in 2009 as compared to 2008 was due to favorable interest rates and lower outstanding borrowings under the revolving credit facility. The increase in interest expense in 2008 as compared to 2007 was due to the outstanding borrowings under the revolving credit facility related to the Doble acquisition.
INCOME TAX EXPENSE
The 2009 effective tax rate from continuing operations was 22.0% compared to 33.3% in 2008 and 20.3% in 2007. The decrease in the 2009 effective tax rate as compared to the prior year was due primarily to the decrease in uncertain tax positions (tax liabilities) for the fiscal years 2003 through 2007, of which $3.5 million or 5.5% is the result of the closing of a U.S. taxing authority’s examination of the Company’s research credit claims; and $5.0 million or 7.9% is the result of the confirmation of the Company’s tax position for the deduction of losses realized on the disposition
ESCO TECHNOLOGIES INC.     13     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
of a portion of the MicroSep business in 2004. The overall decrease in uncertain tax positions reduced 2009 income tax expense by $8.6 million and the effective tax rate by 13.6%; the impact of an export incentive reduced 2008 income tax expense by $1.6 million and the effective tax rate by 2.2%.
The increase in the 2008 effective tax rate as compared to 2007 was due to lower tax credits in 2008 as compared to 2007. The research tax credit reduced 2008 income tax expense by $1.0 million and the effective tax rate by 1.4%; the impact of an export incentive reduced 2008 income tax expense by $1.6 million and the effective tax rate by 2.2%; the impact of the domestic production deduction reduced 2008 income tax expense by $0.8 million and the effective tax rate by 1.1%. The research tax credit reduced 2007 income tax expense by $4.4 million and the 2007 effective tax rate by 11.4% as a result of the cumulative effect of research credits for years 2006 and 2007 being realized.
Capital Resources and Liquidity
Working capital from continuing operations (current assets less current liabilities) increased to $116.2 million at September 30, 2009 from $100.6 million at September 30, 2008.
The $26.1 million decrease in accounts receivable at September 30, 2009 is mainly due to: approximately $13.0 million related to the Test segment and approximately $9.0 million related to the USG segment, both driven by timing and volume of sales and increased cash collections. The $17.0 million increase in inventories at September 30, 2009 is mainly due to an increase of $15.0 million in the USG segment inventories to shorten lead times.
Net cash provided by operating activities from continuing operations was $77.5 million, $77.1 million and $45.2 million in 2009, 2008 and 2007, respectively. The increase in 2008 as compared to 2007 is related to an increase in pretax earnings and improvements in operating working capital requirements.
Capital expenditures from continuing operations were $9.3 million, $16.7 million and $12.4 million in 2009, 2008 and 2007, respectively. The decrease in 2009 as compared to 2008 was primarily due to the ETS Austin, TX facility expansion that occurred during 2008 within the Test segment and a decrease in facility expansion costs at Aclara PLS. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2009.
DIVESTITURES
On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak for $3.1 million, net, of cash. This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented. Comtrak’s operations were previously included within the Company’s Utility Solutions Group segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company’s fiscal 2009 results in discontinued operations.
On November 25, 2007, the Company completed the sale of the filtration portion of Filtertek Inc. (Filtertek) to Illinois Tool Works Inc. for $74.4 million, net. The TekPack division of Filtertek was not included in the transaction. The Filtertek businesses are accounted for as discontinued operations in the financial statements and related notes for all periods presented. A pretax loss of $0.2 million related to Filtertek is reflected in the Company’s fiscal 2008 results in discontinued operations. Filtertek’s operations were included within the Company’s Filtration segment prior to divestiture. The operations of the TekPack business are reflected in continuing operations and continue to be included in the Filtration segment.
ACQUISITIONS
2009
On September 21, 2009, the Company acquired a minority interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara’s Smart Communications Network solution. This investment is accounted for under the cost method and is classified as a long-term other asset on the Company’s consolidated balance sheet as of September 30, 2009.
On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity will operate as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.
2008
On November 30, 2007, the Company acquired the capital stock of Doble for a purchase price of approximately $328 million, net of cash acquired. Doble, headquartered in Watertown, Massachusetts, is a worldwide leader in providing high-end intelligent diagnostic test solutions for the electric utility industry. The acquisition aligns with the Company’s long-term growth strategy of expanding its products and services in the utility industry. The operating results for Doble, since the date of acquisition, are included within the USG segment.
On July 31, 2008, the Company acquired the capital stock of LDIC GmbH and LDIC AG (collectively “LDIC”) for a purchase price of approximately $13 million, net of cash acquired. LDIC, with operations in Germany and Switzerland, is a manufacturer of partial
ESCO TECHNOLOGIES INC.     14     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for LDIC, since the date of acquisition, are included within Doble in the USG segment.
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
BANK CREDIT FACILITY
At September 30, 2009, the Company had approximately $193 million available to borrow comprised of: approximately $143 million available under its credit facility, plus a $50 million increase option, in addition to $44.6 million cash on hand. At September 30, 2009, the Company had outstanding borrowings of $180.5 million, and outstanding letters of credit of $7.2 million. The Company classified $50 million as the current portion on long-term debt as of September 30, 2009, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. As of September 30, 2009, the Company was in compliance with all bank covenants. Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company’s capital requirements and operational needs for the foreseeable future.
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
OUTLOOK — 2010
During 2010, the Company anticipates gas AMI product deliveries to PG&E will be significantly lower than the quantities delivered in 2009 as the contract is entering the latter stages of deployment. The current outlook for 2010 PG&E gas product sales is expected to be approximately $40 million as compared to $98 million in 2009. As a result, Management expects 2010 consolidated revenues to decrease approximately three to five percent and EBIT to decline marginally compared to 2009. In addition, the 2010 effective tax rate is projected to be approximately 38%. Given the PG&E project wind-down and higher effective tax rate, Management expects EPS to be lower in 2010 as compared to 2009. On a quarterly basis, the Company expects 2010 revenues and EPS to be heavily “second half” weighted as they were in 2009 and 2008.
CONTRACTUAL OBLIGATIONS
The following table shows the Company’s contractual obligations as of September 30, 2009:

(Dollars in millions)	Payments due by period
		Less			More
Contractual		than	1 to 3	3 to 5	than
Obligations	Total	1 year	years	years	5 years

Long-Term Debt Obligation	$180.5	50.0	—	130.5	—
Estimated Interest Payments(1)	5.6	2.7	2.9	—	—
Operating Lease Obligations	29.6	7.4	11.8	5.2	5.2
Purchase Obligations(2)	—	—	—	—	—

Total	$215.7	60.1	14.7	135.7	5.2

(1)	Estimated interest payments for the Company’s debt obligations were calculated based on Management’s determination of the estimated applicable interest rates and payment dates.

(2)	A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the Company’s purchase orders can be cancelled, they are not included in the table above.
As of September 30, 2009, the Company had $3.3 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.
The Company has no off balance sheet arrangements outstanding at September 30, 2009.
SHARE REPURCHASES
In August 2009, the Company’s Board of Directors extended its previously authorized open market common stock repurchase program of the Company’s shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2010. There were no stock repurchases during 2009 or 2008. The Company repurchased $10 million or 265,000 shares in 2007 under a previously authorized program.
ESCO TECHNOLOGIES INC.     15     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
PENSION FUNDING REQUIREMENTS
The minimum cash funding requirements related to the Company’s defined benefit pension plans are approximately $1.3 million in 2010, approximately $3.0 million in 2011 and approximately $3.5 million in 2012.
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
Market Risk Analysis
MARKET RISK EXPOSURE
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. In addition, during 2008, the Company entered into a two-year amortizing interest rate swap to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. The swap notional amount for the first year was $175 million amortizing to $100 million in the second year. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Based on the interest rate swaps outstanding, the interest rates on approximately 50% of the Company’s total borrowings were effectively fixed as of September 30, 2009. The following is a summary of the notional transaction amounts and fair values for the Company’s outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2009.

	Notional	Average	Average	Fair
(Dollars in thousands)	Amount	Rec Rate	Pay Rate	Value

Interest rate swap	$100,000	0.31%	3.99%	$(685)
Interest rate swaps*	$80,000	N/A	1.52%	$(778)

*	These swaps represent forward-starting swaps and will be effective in October 2009.
The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company’s operations is the Euro. Net sales to customers outside of the United States were $110.7 million, $130.9 million, and $85.5 million in 2009, 2008 and 2007, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2009 was not material.
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
REVENUE RECOGNITION
USG Segment: Within the USG segment, approximately 96% of the segment’s revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, Software — Revenue Recognition. The application of software revenue recognition requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements, or vendor-specific objective evidence of fair value (“VSOE”). Changes to the elements in a software arrangement, and the ability to identify VSOE for those elements could materially impact the amount of earned and/or deferred revenue. There have
ESCO TECHNOLOGIES INC.     16     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 4% of the segment’s revenues represent products sold under a single element arrangement and are recognized when services are performed for unaffiliated customers or when products are delivered (when title and risk of ownership transfers).
Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements. The application of the applicable guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.
Approximately 60% of the segment’s revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, Revenue Recognition: Construction-Type and Production-Type Contracts due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/ estimates may adversely or positively affect financial performance. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.
Filtration Segment: Within the Filtration segment, approximately 60% of segment revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.
Approximately 40% of segment revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, Revenue Recognition: Construction-Type and Production-Type Contracts because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.
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
ESCO TECHNOLOGIES INC.     17     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management regularly assesses the Company’s position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of FASB ASC Topic 740, Income Taxes (ASC 740). The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return based upon ASC 740. Additional future income tax expense or benefit may be recognized once the positions are effectively settled. It is the Company’s policy to follow FASB ASC 740-10-45-20 and record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.
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
GOODWILL AND OTHER LONG-LIVED ASSETS
In accordance with FASB ASC Topic 350, Intangibles — Goodwill and Other (ASC 350), Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2009, the Company has determined that no reporting units are at risk of material goodwill impairment. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment.
PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS
The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2010, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 5.5% to 5.25%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.1 million and result in an additional after-tax charge to shareholders’ equity of approximately $1.3 million. The discount rate used in measuring the Company’s pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.
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
ESCO TECHNOLOGIES INC.     18     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. In addition, during 2008, the Company entered into a two-year amortizing interest rate swap to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. The swap notional amount for the first year was $175 million amortizing to $100 million in the second year. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. See further discussion in “Management’s Discussion and Analysis — Market Risk Analysis” regarding the Company’s market risks.
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
New Accounting Pronouncements
In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (ASU 2009-13) and Update No. 2009-14, Certain Revenue Arrangements That Include Software Elements (ASU 2009-14) — consensuses of the FASB Emerging Issues Task Force. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses should be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company is currently assessing the impact of this new guidance on its Consolidated Financial Statements and related disclosures.
On July 1, 2009, the Company adopted FASB ASC 105-10 (ASC 105-10) which established the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of Federal securities laws are also sources of authoritative GAAP for nongovernmental entities. The adoption of this Statement did not have a material impact on the Company’s Consolidated Financial Statements.
Effective April 1, 2009, the Company adopted the new accounting guidance for subsequent events as codified in FASB ASC 855, Subsequent Events. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new guidance was effective for interim and annual financial periods ending after June 15, 2009. The Company has evaluated subsequent events or transactions that occurred after the balance sheet date of September 30, 2009 up through November 30, 2009, which is the date the accompanying Consolidated Financial Statements were issued.
ESCO TECHNOLOGIES INC.     19     2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-Looking Information
Statements regarding future events and the Company’s future results that are based on current expectations, estimates, forecasts and projections about the Company’s performance and the industries in which the Company operates, 2010 revenues, EBIT, EPS, adequacy of the Company’s credit facilities and future cash flows, estimates of anticipated contract costs and revenues, the anticipated total value of the Aclara RF Contract with PG&E and with the City of New York, the anticipated total value of Aclara PLS’s contract with Idaho Power Company, the anticipated total value of TekPackaging’s recently received five year production contract, the outcome of current litigation, claims and charges, the anticipated timing and amount of lost deferred tax assets, continued reinvestment of foreign earnings, the timing, total value and period of performance of contracts awarded to the Company, the accuracy of the Company’s estimates utilized in software revenue recognition, the accuracy of the Company’s estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the amount, timing and ability to use net research tax credits, the timing and amount of the reduction of unrecognized tax benefits, repayment of debt within the next twelve months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company’s ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-2), and Management’s Discussion and Analysis and other statements contained herein which are not strictly historical are considered “forward-looking statements” within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment including, but not limited to those described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and the following: the timing and content of purchase order releases under the PG&E contract; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company’s competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company’s successful execution of internal operating plans.
ESCO TECHNOLOGIES INC.     20     2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)
Years ended September 30,	2009	2008	2007

Net sales	$619,064	613,566	437,375

Costs and expenses:
Cost of sales	372,351	367,951	278,108
Selling, general and administrative expenses	152,397	147,324	108,207
Amortization of intangible assets	19,214	17,044	10,243
Interest expense (income), net	7,450	9,808	(677)
Other expenses, net	4,480	161	2,834

Total costs and expenses	555,892	542,288	398,715

Earnings before income tax	63,172	71,278	38,660
Income tax expense	13,867	23,709	7,854

Net earnings from continuing operations	$49,305	47,569	30,806

Earnings (loss) from discontinued operations, net of tax of $568 in 2009, $229 in 2008 and $1,161 in 2007	135	(282)	2,907
Loss on sale of discontinued operations, net of tax of $905 in 2009, $157 in 2008	(32)	(576)	—

Net earnings (loss) from discontinued operations	103	(858)	2,907

Net earnings	$49,408	46,711	33,713

Earnings (loss) per share:
Basic:
Continuing operations	$1.88	1.84	1.19
Discontinued operations	—	(0.04)	0.11

Net earnings	$1.88	1.80	1.30

Diluted:
Continuing operations	1.86	1.81	1.17
Discontinued operations	—	(0.03)	0.11

Net earnings	$1.86	1.78	1.28

Average common shares outstanding (in thousands):
Basic	26,216	25,909	25,865
Diluted	26,560	26,315	26,387

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC.     21     2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,	2009	2008

ASSETS

Current assets:
Cash and cash equivalents	$44,630	28,667
Accounts receivable, less allowance for doubtful accounts of $1,457 and $1,050 in 2009 and 2008, respectively	108,620	134,710
Costs and estimated earnings on long-term contracts, less progress billings of $19,861 and $34,978 in 2009 and 2008, respectively	10,758	9,095
Inventories	82,020	65,019
Current portion of deferred tax assets	20,417	15,368
Other current assets	13,750	14,888
Current assets from discontinued operations	—	2,889

Total current assets	280,195	270,636

Property, plant and equipment:
Land and land improvements	4,996	5,342
Buildings and leasehold improvements	49,181	47,829
Machinery and equipment	71,773	63,995
Construction in progress	2,290	2,344

	128,240	119,510

Less accumulated depreciation and amortization	58,697	47,157

Net property, plant and equipment	69,543	72,353
Goodwill	330,719	328,878
Intangible assets, net	221,600	236,192
Other assets	21,630	17,665
Other assets from discontinued operations	—	2,349

	$923,687	928,073

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC.     22     2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,	2009	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$50,000	50,000
Accounts payable	47,218	48,982
Advance payments on long-term contracts, less costs incurred of $17,484 and $7,880 in 2009 and 2008, respectively	2,840	7,467
Accrued salaries	20,465	20,409
Current portion of deferred revenue	20,215	18,226
Accrued other expenses	23,247	22,058
Current liabilities from discontinued operations	—	1,541

Total current liabilities	163,985	168,683

Pension obligations	27,483	12,172
Deferred tax liabilities	78,471	83,515
Other liabilities	5,941	11,816
Long-term debt	130,467	183,650

Total liabilities	406,347	459,836

Shareholders’ equity:
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 29,771,103 and 29,465,154 shares in 2009 and 2008, respectively	298	295
Additional paid-in capital	265,794	254,240
Retained earnings	322,878	273,470
Accumulated other comprehensive (loss) income, net of tax	(11,598)	556

	577,372	528,561

Less treasury stock, at cost (3,357,046 and 3,375,106 common shares in 2009 and 2008, respectively)	(60,032)	(60,324)

Total shareholders’ equity	517,340	468,237

	$923,687	928,073

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC.     23     2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive	Treasury
(In thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total

Balance, September 30, 2006	29,031	$290	236,390	193,046	(2,070)	(51,222)	376,434

Comprehensive income:
Net earnings	—	—	—	33,713	—	—	33,713
Translation adjustments	—	—	—	—	4,252	—	4,252
Minimum pension liability, net of tax of $(1,622)	—	—	—	—	3,558	—	3,558

Comprehensive income							41,523

SFAS 158 adjustment, net of tax of $(358)	—	—	—	—	563	—	563
Stock options and stock compensation plans, net of tax benefit of $(828)	129	2	6,741	—	—	227	6,970
Purchases into treasury	—	—	—	—	—	(10,007)	(10,007)

Balance, September 30, 2007	29,160	292	243,131	226,759	6,303	(61,002)	415,483

Comprehensive income:
Net earnings	—	—	—	46,711	—	—	46,711
Translation adjustments	—	—	—	—	(869)	—	(869)
Net unrecognized actuarial loss, net of tax of $2,506	—	—	—	—	(4,043)	—	(4,043)
Interest rate swap, net of tax of $512					(835)		(835)

Comprehensive income							40,964

Stock options and stock compensation plans, net of tax benefit of $(845)	305	3	11,109	—	—	678	11,790

Balance, September 30, 2008	29,465	295	254,240	273,470	556	(60,324)	468,237

Comprehensive income:
Net earnings	—	—	—	49,408	—	—	49,408
Translation adjustments	—	—	—	—	(707)	—	(707)
Net unrecognized actuarial loss, net of tax of $7,488	—	—	—	—	(11,393)	—	(11,393)
Interest rate swap, net of tax of $62	—	—	—	—	(54)	—	(54)

Comprehensive income							37,254

Stock options and stock compensation plans, net of tax benefit of $(325)	306	3	11,554	—	—	292	11,849

Balance, September 30, 2009	29,771	$298	265,794	322,878	(11,598)	(60,032)	517,340

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC.     24     2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
Years ended September 30,	2009	2008	2007

Cash flows from operating activities:
Net earnings	$49,408	46,711	33,713
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net (earnings) loss from discontinued operations, net of tax	(103)	858	(2,907)
Depreciation and amortization	30,267	27,067	16,308
Stock compensation expense	4,866	3,990	4,834
Changes in current assets and liabilities	1,566	(12,154)	(26,384)
Effect of deferred taxes on tax provision	(2,543)	12,349	13,759
Change in deferred revenue and costs, net	1,781	(3,284)	9,339
Pension contributions	(1,997)	(531)	—
Change in uncertain tax positions	(5,700)	2,335	(1,281)
Other	(71)	(270)	(2,158)

Net cash provided by operating activities — continuing operations	77,474	77,071	45,223
Net earnings (loss) from discontinued operations, net of tax	103	(858)	2,907
Net cash provided (used) by discontinued operations	39	673	(5,564)

Net cash provided (used) by operating activities — discontinued operations	142	(185)	(2,657)

Net cash provided by operating activities	77,616	76,886	42,566

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(6,442)	(345,395)	(8,250)
Proceeds from sale of marketable securities	—	4,966	—
Change in restricted cash (acquisition escrow)	2,189	(6,841)	—
Capital expenditures	(9,255)	(16,669)	(12,408)
Additions to capitalized software	(5,004)	(10,488)	(28,555)

Net cash used by investing activities — continuing operations	(18,512)	(374,427)	(49,213)
Capital expenditures — discontinued operations	—	(1,140)	(7,095)
Proceeds from divestiture of business, net — discontinued operations	3,100	74,370	—

Net cash provided (used) by investing activities — discontinued operations	3,100	73,230	(7,095)

Net cash used by investing activities	(15,412)	(301,197)	(56,308)

Cash flows from financing activities:
Proceeds from long-term debt	32,000	304,157	—
Principal payments on long-term debt	(85,183)	(71,197)	—
Debt issuance costs	—	(2,965)	—
Net (decrease) increase in short-term borrowings — discontinued operations	—	(2,844)	2,844
Purchases of common stock into treasury	—	—	(10,007)
Excess tax benefit from stock options exercised	782	737	73
Proceeds from exercise of stock options	6,621	6,384	1,843
Other	247	338	(173)

Net cash (used) provided by financing activities	(45,533)	234,610	(5,420)

Effect of exchange rate changes on cash and cash equivalents	(708)	(270)	981
Net increase (decrease) in cash and cash equivalents	15,963	10,029	(18,181)
Cash and cash equivalents at beginning of year	28,667	18,638	36,819

Cash and cash equivalents at end of year	$44,630	28,667	18,638

Changes in current assets and liabilities:
Accounts receivable, net	$26,090	(32,688)	(15,424)
Costs and estimated earnings on long-term contracts, net	(1,663)	2,425	(10,175)
Inventories	(17,001)	443	(12,007)
Other current assets	(714)	4,777	(4,926)
Accounts payable	(1,764)	1,163	13,050
Advance payments on long-term contracts, net	(4,627)	3,716	(3,959)
Accrued expenses	1,245	8,010	7,057

	$1,566	(12,154)	(26,384)

Supplemental cash flow information:
Interest paid	$7,425	9,233	109
Income taxes paid (including state, foreign & AMT)	22,144	7,004	3,731

See accompanying Notes to Consolidated Financial Statements.
ESCO TECHNOLOGIES INC.     25     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies
A. PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.
B. BASIS OF PRESENTATION
Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2009 and 2008.
The business and most of the assets of Comtrak Technologies, LLC (Comtrak) were sold during the second quarter of fiscal 2009. In addition, the Filtertek businesses (excluding TekPackaging LLC) were sold during fiscal 2008. Comtrak and Filtertek are accounted for as discontinued operations in accordance with accounting principles generally accepted in the United States of America (GAAP).
C. NATURE OF OPERATIONS
The Company has three reportable segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration).
USG: The Aclara Group is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Doble provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.
Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.
Filtration: The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.
D. USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful trade receivables, inventory obsolescence, warranty reserves, value of equity-based awards, goodwill and purchased intangible asset valuations, asset impairments, employee benefit plan liabilities, income tax liabilities and assets and related valuation allowances, uncertain tax positions, and litigation and other loss contingencies. Actual results could differ from those estimates.
E. REVENUE RECOGNITION
USG Segment: Within the USG segment, approximately 96% of the segment’s revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, Software — Revenue Recognition. The segment’s software revenue arrangements within the Aclara Group generally include multiple products and services, or “elements” consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support, “PCS”). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The software element included in such arrangements is essential to the functionality of the hardware and, therefore, the hardware is considered to be software-related. Hardware is considered a specified element in the software arrangement and vendor-specific objective evidence of fair value (“VSOE”) has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on VSOE of the individual elements.
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
ESCO TECHNOLOGIES INC.     26     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The applicable guidance requires the seller of software that includes post-contract customer support (PCS) to establish VSOE of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines VSOE by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately.
Approximately 4% of segment revenues are recognized when services are performed for unaffiliated customers or when products are delivered (when title and risk of ownership transfers).
Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements. The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, and as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.
Approximately 60% of the segment’s revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, Revenue Recognition: Construction-Type and Production-Type Contracts due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this Subtopic include the construction and installation of complex test chambers to a buyer’s specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones.
If a reliable measure of output cannot be established (which applies in less than 10% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company’s operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.
The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates.
Filtration Segment: Within the Filtration segment, approximately 60% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.
Approximately 40% of segment revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, Revenue Recognition: Construction-Type and Production-Type Contracts. Products accounted for under this Subtopic include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.
F. CASH AND CASH EQUIVALENTS
Cash equivalents include temporary investments that are readily convertible into cash, such as money market funds.
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
ESCO TECHNOLOGIES INC.      27     2009 ANNUAL REPORT

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
K. GOODWILL AND OTHER LONG-LIVED ASSETS
Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by FASB ASC Topic 350, Intangibles — Goodwill & Other. Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.
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
L. CAPITALIZED SOFTWARE
The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with FASB ASC Topic 985, Software. Capitalized costs primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three-to-seven year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. Management annually reviews the carrying values of capitalized costs for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.
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
ESCO TECHNOLOGIES INC.     28     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
P. FOREIGN CURRENCY TRANSLATION
The financial statements of the Company’s foreign operations are translated into U.S. dollars in accordance with FASB ASC Topic 830, Foreign Currency Matters. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.
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
The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	2009	2008	2007

Weighted Average Shares Outstanding — Basic	26,216	25,909	25,865
Dilutive Options and Performance-Accelerated Restricted Stock	344	406	522

Adjusted Shares — Diluted	26,560	26,315	26,387

Options to purchase 605,186 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2009, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 542,689 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2008, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 602,731 shares at prices ranging from $36.07-$54.88 were outstanding during the year ended September 30, 2007, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 180,000, 140,000 and 76,000 restricted shares were outstanding but unearned at September 30, 2009, 2008 and 2007, respectively, and, therefore, were not included in the respective years’ computations of diluted EPS.
R. SHARE-BASED COMPENSATION
The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan.
S. COMPREHENSIVE INCOME (LOSS)
Accumulated other comprehensive loss of $(11.6) million at September 30, 2009 as shown on the consolidated balance sheet, net of tax, consisted of $(17.9) million related to a pension net actuarial loss; $7.2 million related to currency translation adjustments; and $(0.9) million related to interest rate swaps. Accumulated other comprehensive income of $0.6 million at September 30, 2008 consisted of $7.9 million related to currency translation adjustments; $(6.5) million related to the pension net actuarial loss; and $(0.8) million related to interest rate swaps.
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
ESCO TECHNOLOGIES INC.     29     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
V. NEW ACCOUNTING STANDARDS
In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (ASU 2009-13) and Update No. 2009-14, Certain Revenue Arrangements That Include Software Elements (ASU 2009-14) — consensuses of the FASB Emerging Issues Task Force. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses should be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company is currently assessing the impact of this new guidance on its Consolidated Financial Statements and related disclosures.
On July 1, 2009, the Company adopted FASB ASC 105-10 (ASC 105-10) which established the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of Federal securities laws are also sources of authoritative GAAP for nongovernmental entities. The adoption of this Statement did not have a material impact on the Company’s Consolidated Financial Statements.
Effective April 1, 2009, the Company adopted the new accounting guidance for subsequent events as codified in FASB ASC 855, Subsequent Events. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new guidance was effective for interim and annual financial periods ending after June 15, 2009. The Company has evaluated subsequent events or transactions that occurred after the balance sheet date of September 30, 2009 up through November 30, 2009, which is the date the accompanying Consolidated Financial Statements were issued.
2. Divestitures
On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak Technologies, LLC (Comtrak) for $3.1 million, net, of cash (referred to as the “Comtrak sale”). This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented. Comtrak’s operations were previously included within the Company’s Utility Solutions Group segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company’s fiscal 2009 results in discontinued operations. Comtrak’s net sales were $3.4 million, $10.3 million, and $7.3 million for the years ended September 30, 2009, 2008 and 2007, respectively. The pretax loss from Comtrak’s operations was $0.3 million and $0.6 million for the years ended September 30, 2008 and 2007, respectively.
On November 25, 2007, the Company completed the sale of the filtration portion of Filtertek Inc. (Filtertek) to Illinois Tool Works Inc. for $74.4 million, net. The TekPack division of Filtertek was not included in the transaction. Accordingly, the Filtertek businesses are reflected as discontinued operations in the financial statements and related notes for all periods presented. A pretax loss of $0.2 million related to Filtertek is reflected in the Company’s fiscal 2008 results in discontinued operations. Filtertek’s net sales were $13.7 million for the two-month period ended November 25, 2007. Filtertek’s net sales and pretax earnings were $82.8 million and $4.7 million, respectively, for the year ended September 30, 2007. Filtertek’s operations were included within the Company’s Filtration segment prior to divestiture. The operations of the TekPack business are reflected in continuing operations and continue to be included in the Filtration segment.
3. Acquisitions
2009
On September 21, 2009, the Company acquired a minority equity interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara’s Smart Communications Network solution. This investment is accounted for under the cost method and is classified as a long-term other asset on the Company’s consolidated balance sheet as of September 30, 2009.
On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity will operate as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.
ESCO TECHNOLOGIES INC.     30     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2008
On November 30, 2007, the Company acquired the capital stock of Doble for a purchase price of approximately $328 million, net of cash acquired. Doble, headquartered in Watertown, Massachusetts, is a worldwide leader in providing high-end intelligent diagnostic test solutions for the electric utility industry. The acquisition aligns with the Company’s long-term growth strategy of expanding its products and services in the utility industry. The operating results for Doble, since the date of acquisition, are included within the USG segment.
The purchase price allocation was as follows:
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
Pro Forma Results
The following pro forma financial information for the years ended September 30, 2008 and 2007 presents the combined results of operations of ESCO and Doble as if the acquisition had occurred on October 1, 2006. The pro forma financial information for the periods presented excludes the Comtrak business which was sold in March 2009 and the Filtertek business which was sold in November 2007. The combined results of operations have been adjusted for the impact of certain acquisition-related items, including additional amortization of identifiable intangible assets, additional financing expenses and other direct costs. The impact of pro forma adjustments are tax-effected at the expected future consolidated corporate tax rate.
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
(In millions, except per share data)
(Unaudited)

Pro Forma Results	FY 2008	FY 2007

Net sales	$629.8	516.9
Net earnings from continuing operations	$47.1	34.8

Net earnings per share
Basic	$1.82	1.34
Diluted	$1.79	1.31

On July 31, 2008, the Company acquired the capital stock of LDIC GmbH and LDIC AG (collectively “LDIC”) for a purchase price of approximately $13 million, net of cash acquired. LDIC, with operations in Germany and Switzerland, is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for LDIC since the date of acquisition are included within Doble in the USG segment. The Company recorded approximately $8 million of goodwill as a result of the transaction, $2.5 million of trade names and $1.5 million of amortizable identifiable intangible assets consisting of customer relationships which are being amortized on a straight-line basis over seven years. In connection with the acquisition, the Company has $5.2 million of cash in an escrow account to be earned by the sellers if the future target revenues are achieved. The $5.2 million is classified as restricted cash and is included in Other assets on the Company’s consolidated balance sheet at September 30, 2009.
2007
On August 10, 2007, the Company acquired the assets and certain liabilities of Wintec, LLC (Wintec) for a purchase price of $6 million and recorded approximately $5 million of goodwill in connection with the transaction. The operating results for Wintec, since the date of acquisition, are included within VACCO in the Filtration segment.
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
ESCO TECHNOLOGIES INC.     31     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. Goodwill and Other Intangible Assets
Included on the Company’s Consolidated Balance Sheets at September 30, 2009 and 2008 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2009	2008

Goodwill	$330.7	328.9

Intangible assets with determinable lives:
Patents
Gross carrying amount	$13.6	13.6
Less: accumulated amortization	13.1	12.8

Net	$0.5	0.8

Capitalized software
Gross carrying amount	$93.7	88.6
Less: accumulated amortization	41.9	26.8

Net	$51.8	61.8

Customer Relationships
Gross carrying amount	$54.0	54.0
Less: accumulated amortization	5.0	2.2

Net	$49.0	51.8

Other
Gross carrying amount	$10.2	10.0
Less: accumulated amortization	7.5	6.5

Net	$2.7	3.5

Intangible assets with indeterminable lives:
Trade names	$117.6	118.3

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2009 and concluded no impairment existed at September 30, 2009.
The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2009 and 2008 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total

Balance as of
September 30, 2007	$75.4	29.1	45.0	149.5
Divestiture	—	—	(24.7)	(24.7)
Acquisitions	203.7	0.4	—	204.1

Balance as of
September 30, 2008	279.1	29.5	20.3	328.9
Acquisitions	0.8	1.0	—	1.8

Balance as of
September 30, 2009	$279.9	30.5	20.3	330.7

Amortization expense related to intangible assets with determinable lives was $19.2 million, $17.0 million and $10.2 million in 2009, 2008 and 2007, respectively. The increase in amortization expense in 2009 as compared to the prior years was mainly due to the Company’s TWACS NG software and the purchase accounting intangible assets. The Company recorded $12.2 million, $11.0 million and $6.2 million of amortization expense related to Aclara PLS’s TWACS NG software in 2009, 2008 and 2007, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Intangible asset amortization for fiscal years 2010 through 2014 is estimated at approximately $11 million declining to $9.5 million per year. The decrease in expected intangible asset amortization in 2010 as compared to 2009 is related to the TWACS NG software.
5. Accounts Receivable
Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2009 and 2008:

(Dollars in thousands)	2009	2008

Commercial	$104,409	126,134
U.S. Government and prime contractors	4,211	8,576

Total	$108,620	134,710

6. Inventories
Inventories consist of the following at September 30, 2009 and 2008:

(Dollars in thousands)	2009	2008

Finished goods	$38,153	19,865
Work in process — including long-term contracts	16,433	15,736
Raw materials	27,434	29,418

Total	$82,020	65,019

7. Property, Plant and Equipment
Depreciation expense of property, plant and equipment from continuing operations for the years ended September 30, 2009, 2008 and 2007 was $11.1 million, $10.0 million and $6.3 million, respectively.
The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2009, 2008 and 2007 was $8.0 million, $7.8 million and $6.6 million, respectively.
ESCO TECHNOLOGIES INC.     32     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2009 are:

(Dollars in thousands)
Years ending September 30:

2010	$7,401
2011	6,179
2012	5,580
2013	3,239
2014 and thereafter	7,168

Total	$29,567

8. Income Tax Expense
Total income tax expense for the years ended September 30, 2009, 2008 and 2007 was allocated as follows:

(Dollars in thousands)	2009	2008	2007

Income tax expense from continuing operations	$13,867	23,709	7,854
Discontinued operations	(1,473)	386	1,161

Total income tax expense	$12,394	24,095	9,015

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	2009	2008	2007

United States	$60,477	66,723	34,543
Foreign	2,695	4,555	4,117

Total income before income taxes	$63,172	71,278	38,660

The principal components of income tax expense from continuing operations for the years ended September 30, 2009, 2008 and 2007 consist of:

(Dollars in thousands)	2009	2008	2007

Federal
Current (including Alternative Minimum Tax)	$10,425	463	(5,820)
Deferred	(1,666)	16,820	9,831
State and local:
Current	4,683	2,788	992
Deferred	(421)	2,139	1,916
Foreign:
Current	1,179	1,234	1,106
Deferred	(333)	265	(171)

Total	$13,867	23,709	7,854

The actual income tax expense from continuing operations for the years ended September 30, 2009, 2008 and 2007 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2009	2008	2007

Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local, net of Federal benefits	4.4	2.5	2.8
Foreign	(0.2)	(0.3)	(1.3)
Research credit	(7.5)	(1.4)	(11.4)
Export Incentive	—	(2.2)	—
Domestic production deduction	(1.8)	(1.1)	—
Share-based compensation	0.4	0.7	3.6
Change in tax contingencies	—	—	(5.8)
Change in uncertain tax positions	(7.9)	(0.3)	—
Release of valuation allowance	—	—	(2.0)
Other, net	(0.4)	0.4	(0.6)

Effective income tax rate	22.0%	33.3%	20.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2009 and 2008 are presented below.

(Dollars in thousands)	2009	2008

Deferred tax assets:
Inventories, long-term contract accounting, contract cost reserves and others	$4,017	1,964
Pension and other postretirement benefits	11,421	4,393
Net operating loss carryforward — domestic	1,516	1,429
Net operating loss carryforward — foreign	1,468	3,950
Capital loss carryforward	254	8,297
Other compensation-related costs and other cost accruals	11,761	10,830
Research credit carryforward	5,843	10,020

Total deferred tax assets	36,280	40,883
Deferred tax liabilities:
Plant and equipment, depreciation methods, acquisition asset allocations, and other	(92,708)	(96,783)

Net deferred tax liabilities before valuation allowance	(56,428)	(55,900)
Less valuation allowance	(1,626)	(12,247)

Net deferred tax liabilities	$(58,054)	(68,147)

ESCO TECHNOLOGIES INC.     33     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2009, the Company has established a valuation allowance of $0.3 million against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. The Company reduced the valuation allowance by $7.3 million in fiscal 2009 as a result of the expiration of a capital loss carryforward. In addition, the Company has established a valuation allowance against certain net operating loss (NOL) carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $1.4 million and $3.9 million at September 30, 2009 and 2008, respectively. The decrease is mainly a result of the legal dissolution of foreign entities with NOL carryforwards. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.
The Company expects the net research tax credits related to fiscal year 2009 to be approximately $0.7 million. The expiration of the research credits is between 2026 and 2029. The Company anticipates being able to utilize the research credits to reduce future Federal income tax cash payments. Research credits of $3.5 million were included in the fiscal 2009 provision as a result of a decrease in the Company’s tax positions for the fiscal years 2000 through 2007.
No deferred taxes have been provided on the accumulated unremitted earnings of $29.5 million for the Company’s foreign subsidiaries as of September 30, 2009. The Company’s intention is to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $5.1 million would be due, which would correspondingly reduce the Company’s net earnings.
As of September 30, 2009, the Company had $3.3 million of unrecognized benefits (see table below), of which $3.2 million, net of Federal benefit, if recognized, would affect the Company’s effective tax rate.
A reconciliation of the Company’s unrecognized tax benefits for the year ended September 30, 2009 is presented in the table below:

(Dollars in millions)

Balance as of October 1, 2008	$13.0
Increases related to prior year tax positions	0.2
Decreases related to prior year tax positions	(10.0)
Increases related to current year tax positions	0.9
Decreases related to settlements with taxing authorities	(0.7)
Lapse of statute of limitations	(0.1)

Balance as of September 30, 2009	$3.3

The $10.0 million decrease related to prior year tax positions was primarily the result of the closing of a U.S. taxing authority’s examination of the Company’s research credit claims and the confirmation of the Company’s tax position for the deduction of losses realized on the disposition of a portion of the MicroSep business in 2004. It is the Company’s policy to record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.
The Company anticipates a $0.2 million reduction in the amount of unrecognized tax benefits in the next twelve months as a result of a lapse of the applicable statute of limitations. The Company’s policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2009, the Company had accrued interest related to uncertain tax positions of $0.1 million, net of Federal income tax benefit, on its consolidated balance sheet. No penalties have been accrued.
The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. Due to the timing of the utilization of the Company’s net operating loss, the 1994 through 2008 U.S. Federal tax years remain subject to income tax examination. In the fourth quarter of 2009, the Internal Revenue Service (IRS) completed its examination of the Company’s U.S. income tax returns for the periods ended September 30, 2003 through September 30, 2007; and the Company and the IRS reached mutual agreement of the adjustments to those returns. Various state tax years from 2004 through 2008 remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company’s financial position, statements of cash flows, or results of operations.
9. Debt
Debt consists of the following at September 30, 2009 and 2008:

(Dollars in thousands)	2009	2008

Revolving credit facility, including current portion	$180,467	233,650
Current portion of long-term debt	(50,000)	(50,000)

Total long-term debt, less current portion	$130,467	183,650

ESCO TECHNOLOGIES INC.     34     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2009, the Company had approximately $193 million available to borrow comprised of: approximately $143 million available under the credit facility, plus a $50 million increase option, in addition to $44.6 million cash on hand. The Company classified $50 million as the current portion on long-term debt as of September 30, 2009, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The credit facility has a maturity date of November 30, 2012.
The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. During 2009 and 2008, the maximum aggregate short-term borrowings at any month-end were $225.7 million and $274.7 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $210.8 million and $249.8 million, respectively; and the weighted average interest rates were 3.26%, 4.75%, and 6.24% for 2009, 2008 and 2007, respectively. The letters of credit issued and outstanding under the credit facility totaled $7.2 million and $6.6 million at September 30, 2009, and 2008, respectively.
10. Capital Stock
The 29,771,103 and 29,465,154 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2009 and 2008 represent the actual number of shares issued at the respective dates. The Company held 3,357,046 and 3,375,106 common shares in treasury at September 30, 2009 and 2008, respectively.
In August 2009, the Company’s Board of Directors authorized an open market common stock repurchase program of the Company’s shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2010. There were no stock repurchases during 2009 or 2008. The Company repurchased $10 million or 265,000 shares during 2007.
11. Share-Based Compensation
The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be 2,000,000 shares added to the authorized shares allocated for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2009, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 89,708 shares, respectively.
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
The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO’s stock calculated over the expected term of the option. For fiscal years 2009 and 2008, the Company utilized historical company data to develop its expected term assumption. For fiscal year 2007, the expected term was calculated using the simplified method for “plain-vanilla” options. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2009, 2008 and 2007, respectively: expected dividend yield of 0% in all periods; expected volatility of 39.3%, 34.8% and 27.3%; risk-free interest rate of 1.9%, 2.9% and 4.6%; and expected term of 3.8 years, 3.8 years and 3.5 years.
ESCO TECHNOLOGIES INC.     35     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information regarding stock options awarded under the option plans is as follows:

	FY2009		FY2008		FY2007
		Estimated		Estimated		Estimated
		Weighted		Weighted		Weighted
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price

October 1,	1,139,201	$30.40	1,558,941	$30.35	1,387,348	$26.60
Granted	129,300	$37.42	16,000	$35.82	296,280	$45.71
Exercised	(336,876)	$22.85	(295,339)	$24.83	(101,683)	$21.56
Cancelled	(39,799)	$45.03	(140,401)	$42.22	(23,004)	$40.59

September 30,	891,826	$33.63	1,139,201	$30.40	1,558,941	$30.35
At September 30,
Reserved for future grant	935,345		1,010,014		878,238
Exercisable	683,192	$31.61	884,812	$26.25	951,066	$21.99

The aggregate intrinsic value of options exercised during 2009, 2008 and 2007 was $5.2 million, $5.5 million and $2.4 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2009 was $7.9 million. The weighted-average contractual life of stock options outstanding at September 30, 2009 was 2.1 years. The weighted-average fair value of stock options per share granted in 2009, 2008, and 2007 was $12.11, $10.98, and $12.25, respectively.
Summary information regarding stock options outstanding at September 30, 2009 is presented below:

	Options Outstanding
		Weighted-
		Average	Weighted
	Number	Remaining	Average
Range of	Outstanding at	Contractual	Exercise
Exercise Prices	Sept. 30, 2009	Life	Price

$7.09 - $13.64	143,492	1.6 years	$11.08
$14.52 - $32.32	137,158	2.9 years	$15.01
$35.18 - $42.99	349,661	2.2 years	$40.26
$43.83 - $54.88	261,515	2.0 years	$46.91

	891,826	2.1 years	$33.63

	Exercisable Options Outstanding
		Weighted
	Number	Average
Range of	Exercisable at	Exercise
Exercise Prices	Sept. 30, 2009	Price

$7.09 - $13.64	143,492	$11.08
$14.52 - $32.32	135,608	$14.86
$35.18 - $42.99	215,458	$42.04
$43.83 - $54.88	188,634	$47.35

	683,192	$31.61

Performance-accelerated Restricted Share Awards
The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards was $2.8 million, $1.2 million and $1.5 million for fiscal years ended September 30, 2009, 2008 and 2007, respectively.
The following summary presents information regarding outstanding restricted share awards as of September 30, 2009 and changes during the period then ended:

		Weighted
	Shares	Avg. Price

Nonvested at October 1, 2008	202,895	$41.15
Granted	98,459	$37.35
Cancelled	(1,000)	$30.39

Nonvested at September 30, 2009	300,354	$39.94

Non-Employee Directors Plan
The non-employee directors compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $0.7 million, $0.7 million and $0.8 million for the years ended September 30, 2009, 2008 and 2007, respectively.
ESCO TECHNOLOGIES INC.     36     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total share-based compensation cost that has been recognized in results of operations and included within SG&A (continuing operations) was $4.9 million, $4.0 million and $4.8 million for the years ended September 30, 2009, 2008 and 2007, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.7 million, $1.1 million and $1.2 million for the years ended September 30, 2009, 2008 and 2007, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2009, there was $7.9 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.4 years.
12. Retirement and Other Benefit Plans
Substantially all domestic employees are covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company’s defined benefit plan was frozen and no additional benefits will be accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for their defined benefit plan and has frozen the plan effective December 31, 2008 and no additional benefits will be accrued after that date. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee’s age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.
The Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (now codified as ASC 715, Compensation — Retirement Benefits), as of September 30, 2007. As a result of adopting this Standard, the Company recorded a pretax credit of $0.9 million to accumulated other comprehensive income in equity as of September 30, 2007.
The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $0.6 million at September 30, 2009 and 2008, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company’s results of operations or financial condition.
The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2009, and a statement of the funded status as of September 30, 2009 and 2008:

	Pension Benefits
(Dollars in millions)	2009	2008

Reconciliation of benefit obligation
Net benefit obligation at beginning of year	$59.7	46.2
Service cost	0.4	0.6
Interest cost	4.2	3.8
Actuarial (gain) loss	13.9	(7.1)
Acquisitions	—	18.8
Settlements	(0.3)	—
Gross benefits paid	(3.0)	(2.6)

Net benefit obligation at end of year	$74.9	59.7

	Pension Benefits
(Dollars in millions)	2009	2008

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$48.0	38.2
Actual return on plan assets	(0.8)	(9.6)
Employer contributions	2.6	0.8
Gross benefits paid	(3.0)	(2.6)
Acquisitions	—	21.2
Settlements	(0.3)	—

Fair value of plan assets at end of year	$46.5	48.0

	Pension Benefits
(Dollars in millions)	2009	2008

Funded Status
Funded status at end of year	$(28.4)	(11.7)
Unrecognized prior service cost	—	—
Unrecognized net actuarial (gain) loss	—	—

Accrued benefit cost	(28.4)	(11.7)

Amounts recognized in the Balance Sheet consist of:
Noncurrent asset	—	1.6
Current liability	(1.0)	(1.3)
Noncurrent liability	(27.4)	(11.9)
Accumulated other comprehensive income (before tax effect)	30.5	11.7

Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net actuarial loss	30.4	11.6
Prior service cost	0.1	0.1

Accumulated Other Comprehensive Income	$30.5	11.7

ESCO TECHNOLOGIES INC.     37     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2009, 2008 and 2007:

	Pension Benefits
(Dollars in millions)	2009	2008	2007

Service cost	$0.4	0.6	—
Interest cost	4.2	3.8	2.7
Expected return on plan assets	(4.3)	(4.3)	(2.8)
Net actuarial loss	0.2	0.2	0.4

Net periodic benefit cost	0.5	0.3	0.3
Defined contribution plans	4.4	4.2	3.6

Total	$4.9	4.5	3.9

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
The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2009	2008	2007

Discount rate	7.25%	6.25%	5.75%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	8.25%	8.25%	8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2009	2008

Discount rate	5.5%	7.25%
Rate of increase in compensation levels	N/A	N/A

The assumed rate of increase in compensation levels is not applicable in 2009, 2008 and 2007 as the plan was frozen.
The asset allocation for the Company’s pension plans at the end of 2009 and 2008, the Company’s acceptable range and the target allocation for 2010, by asset category, follows:

	Target	Acceptable	Percentage of Plan
	Allocation	Range	Assets at Year-end
Asset Category	2010		2009	2008

Equity securities	60%	50-70%	61%	62%
Fixed income	40%	30-50%	36%	36%
Cash/cash equivalents	0%	0-5%	3%	2%

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
EXPECTED CASH FLOWS
Information about the expected cash flows for the pension and other postretirement benefit plans follows:

	Pension	Other
(Dollars in millions)	Benefits	Benefits

Expected Employer Contributions — 2010	$3.5	0.1

Expected Benefit Payments
2010	4.2	0.1
2011	3.4	0.1
2012	3.5	0.1
2013	3.8	0.1
2014	3.6	0.1
2015-2020	$22.9	0.4

13. Derivative Financial Instruments
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage
ESCO TECHNOLOGIES INC.     38     2009 ANNUAL REPORT

NOTES TO CONOLIDATED FINANCIAL STATEMENTS
these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. In addition during 2008, the Company entered into a two-year amortizing interest rate swap to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. The swap notional amount for the first year was $175 million amortizing to $100 million in the second year. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Including the impact of interest rate swaps outstanding, the interest rates on approximately 50% of the Company’s total borrowings were effectively fixed as of September 30, 2009. The following is a summary of the notional transaction amounts and fair values for the Company’s outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2009.

	Notional	Average	Average	Fair
(Dollars in thousands)	Amount	Rec Rate	Pay Rate	Value

Interest rate swap	$100,000	0.31%	3.99%	$(685)
Interest rate swaps*	$80,000	N/A	1.52%	$(778)

*	These swaps represent forward-starting swaps and will be effective in October 2009.
FAIR VALUE OF FINANCIAL INSTRUMENTS
Effective in fiscal 2009, the Company adopted the guidance in SFAS 157, now codified as FASB ASC 825, Financial Instruments, which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements.
At September 30, 2009, the Company’s financial statements included a liability of $1.5 million classified within accrued other expenses on the Company’s consolidated balance sheet, and accumulated other comprehensive loss of $(0.9) million (net of deferred income tax effects of $0.6 million) relating to the fair value of the interest rate swaps.
FASB ASC 825 establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:
Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company’s interest rate swaps are valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company’s credit risk) and are classified within Level 2 of the valuation hierarchy, as presented below as of September 30, 2009:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Liabilities
Interest rate swaps	$—	$1,463	$—	$1,463
14. Other Financial Data
Items charged to operations during the years ended September 30, 2009, 2008 and 2007 included the following:

(Dollars in thousands)	2009	2008	2007

Salaries and wages (including fringes)	$153,416	144,199	111,746
Maintenance and repairs	3,807	3,356	3,019

Research and development (R&D) costs:
Company-sponsored	31,974	32,955	23,471
Customer-sponsored	2,937	5,293	3,718

Total R&D	$34,911	38,248	27,189
Other engineering costs	14,370	8,644	7,764

Total R&D and other engineering costs	$49,281	46,892	34,953

As a % of net sales	8.0%	7.6%	8.0%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2009, 2008, and 2007 is as follows:

(Dollars in thousands)	2009	2008	2007

Balance as of October 1	$2,788	1,445	1,390
Additions charged to expense	4,086	3,387	1,769
Deductions	(2,504)	(2,044)	(1,714)

Balance as of September 30	$4,370	2,788	1,445

ESCO TECHNOLOGIES INC.     39     2009 ANNUAL REPORT

NOTES TO CONOLIDATED FINANCIAL STATEMENTS
15. Business Segment Information
The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Utility Solutions Group (USG), RF Shielding and Test (Test) and Filtration/Fluid Flow (Filtration).
The USG segment’s operations consist of: Aclara Power-Line Systems Inc. (Aclara PLS); Aclara RF Systems Inc. (Aclara RF); Aclara Software Inc. (Aclara Software) and Doble Engineering Company (Doble). The Aclara Group is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara’s STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service and revenue management. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of partial discharge testing instruments used to assess the integrity of high voltage power delivery equipment.
Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren). The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication.
The Filtration segment’s operations consist of: PTI Technologies Inc., VACCO Industries and TekPackaging LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.
Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The operating units within each reporting segment have been aggregated because of similar economic characteristics and meet the other aggregation criteria of FASB ASC 280.
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
NET SALES

(Dollars in millions)
Year ended September 30,	2009	2008	2007

Utility Solutions	$374.0	352.7	190.3
Test	138.4	144.8	141.5
Filtration	106.7	116.1	105.6

Consolidated totals	$619.1	613.6	437.4

One customer (PG&E) exceeded 10% of sales in 2009 with sales of $106.2 million and in 2008 with sales of $110.2 million.
No customers exceeded 10% of net sales in 2007.
EBIT

(Dollars in millions)
Year ended September 30,	2009	2008	2007

Utility Solutions	$62.5	66.6	22.6
Test	14.1	13.9	14.4
Filtration	18.1	21.2	18.4
Reconciliation to consolidated totals (Corporate)	(24.1)	(20.6)	(17.4)

Consolidated EBIT	70.6	81.1	38.0
Less: interest expense	(7.4)	(9.8)	—
Add: interest income	—	—	0.7

Earnings before income tax	$63.2	71.3	38.7

ESCO TECHNOLOGIES INC.     40     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IDENTIFIABLE ASSETS

(Dollars in millions)
Year ended September 30,	2009	2008	2007

Utility Solutions	$193.2	198.3	143.5
Test	69.4	84.2	72.0
Filtration	61.7	59.7	56.2
Corporate	599.4	585.9	304.4

Consolidated totals	$923.7	928.1	576.1

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.
CAPITAL EXPENDITURES

(Dollars in millions)
Year ended September 30,	2009	2008	2007

Utility Solutions	$6.2	9.0	7.0
Test	1.5	5.9	4.0
Filtration	1.6	1.6	1.4
Corporate	—	0.2	—

Consolidated totals	$9.3	16.7	12.4

In addition to the above amounts, the Company incurred expenditures for capitalized software of $5.0 million, $10.5 million and $28.6 million in 2009, 2008 and 2007, respectively.
DEPRECIATION AND AMORTIZATION

(Dollars in millions)
Year ended September 30,	2009	2008	2007

Utility Solutions	$20.5	18.0	10.1
Test	2.2	1.8	1.3
Filtration	2.7	2.8	2.8
Corporate	4.9	4.5	2.1

Consolidated totals	$30.3	27.1	16.3

GEOGRAPHIC INFORMATION
Net sales

(Dollars in millions)
Year ended September 30,	2009	2008	2007

United States	$508.4	482.7	351.9
Far East	48.4	55.5	38.0
Europe	28.2	34.4	21.1
Other	34.1	41.0	26.4

Consolidated totals	$619.1	613.6	437.4

Long-lived assets

(Dollars in millions)
Year ended September 30,	2009	2008	2007

United States	$62.3	66.2	46.0
Europe	3.2	3.5	2.0
Other	4.0	2.7	1.9

Consolidated totals	$69.5	72.4	49.9

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.
16. Commitments and Contingencies
At September 30, 2009, the Company had $7.2 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.
ESCO TECHNOLOGIES INC.     41     2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth	Fiscal
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

2009
Net sales	$147,357	154,156	148,102	169,449	619,064
Net earnings from continuing operations	5,840	10,605	11,093	21,767	49,305
Net earnings (loss) from discontinued operations	(20)	(209)	332	—	103

Net earnings	5,820	10,396	11,425	21,767	49,408

Basic earnings (loss) per share:
Net earnings from continuing operations	0.22	0.41	0.42	0.83	1.88
Net earnings (loss) from discontinued operations	—	(0.01)	0.02	—	—

Net earnings	0.22	0.40	0.44	0.83	1.88
Diluted earnings (loss) per share:
Net earnings from continuing operations	0.22	0.40	0.42	0.82	1.86
Net earnings (loss) from discontinued operations	—	(0.01)	0.01	—	—

Net earnings	$0.22	0.39	0.43	0.82	1.86

2008
Net sales	$135,272	134,400	151,351	192,543	613,566
Net earnings from continuing operations	8,734	6,561	12,401	19,873	47,569
Net earnings (loss) from discontinued operations	(5,918)	(479)	907	4,632	(858)

Net earnings	2,816	6,082	13,308	24,505	46,711

Basic earnings (loss) per share:
Net earnings from continuing operations	0.34	0.25	0.48	0.76	1.84
Net earnings (loss) from discontinued operations	(0.24)	(0.01)	0.03	0.18	(0.04)

Net earnings	0.10	0.24	0.51	0.94	1.80
Diluted earnings (loss) per share:
Net earnings from continuing operations	0.33	0.25	0.47	0.75	1.81
Net earnings (loss) from discontinued operations	(0.22)	(0.02)	0.03	0.18	(0.03)

Net earnings	$0.11	0.23	0.50	0.93	1.78

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity.
See Note 8 of Notes to Consolidated Financial Statements for discussion of the favorable settlement of uncertain tax positions in the 2009 fourth quarter that positively affected EPS by $0.19 related to the disposition of a portion of the MicroSep business in 2004.
ESCO TECHNOLOGIES INC.     42     2009 ANNUAL REPORT

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2009 based on these criteria.
Our internal control over financial reporting as of September 30, 2009, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Victor L. Richey	Gary E. Muenster
Chairman, Chief Executive Officer and President	Executive Vice President, and Chief Financial Officer
ESCO TECHNOLOGIES INC.     44     2009 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
ESCO Technologies Inc.:
We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries (the Company) as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2009. We also have audited ESCO Technologies Inc.’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on ESCO Technologies Inc.’s internal control over financial reporting based on our audits.
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
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in Note 12 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (now codified as ASC 715, Compensation — Retirement Benefits), as of September 30, 2007.

St. Louis, Missouri
November 30, 2009
ESCO TECHNOLOGIES INC.     45     2009 ANNUAL REPORT

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	2009	2008	2007	2006	2005

For years ended September 30:
Net sales	$619.1	613.6	437.4	374.8	334.3
Net earnings from continuing operations	49.3	47.6	30.8	29.4	36.1
Net earnings (loss) from discontinued operations	0.1	(0.9)	2.9	1.9	7.3
Net earnings	49.4	46.7	33.7	31.3	43.5
Earnings (loss) per share:
Basic:
Continuing operations	$1.88	1.84	1.19	1.14	1.42
Discontinued operations	—	(0.04)	0.11	0.08	0.29

Net earnings	$1.88	1.80	1.30	1.22	1.71
Diluted:
Continuing operations	$1.86	1.81	1.17	1.11	1.37
Discontinued operations	—	(0.03)	0.11	0.08	0.29

Net earnings	$1.86	1.78	1.28	1.19	1.66
As of September 30:
Working capital from continuing operations	116.2	100.6	118.2	108.6	180.9
Total assets	923.7	928.1	576.1	488.7	423.8
Total debt	180.5	233.7	—	—	—
Shareholders’ equity	$517.3	468.2	415.5	376.4	331.0

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity.
COMMON STOCK MARKET PRICE
ESCO’s common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol “ESE.” The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2009 and 2008.

	2009		2008
Quarter	High	Low	High	Low

First	$49.20	24.84	$41.86	32.64
Second	42.87	29.04	43.56	32.65
Third	45.99	36.70	52.11	38.72
Fourth	46.87	35.44	54.06	38.85

ESCO TECHNOLOGIES INC.     46     2009 ANNUAL REPORT

SHAREHOLDERS’ SUMMARY
SHAREHOLDERS’ ANNUAL MEETING
The Annual Meeting of the Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 4, 2010, at the Company’s Corporate Headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company’s Annual Meeting web site at http://www.cfpproxy.com/5157.
CERTIFICATIONS
Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 17, 2009 and February 29, 2008, by the Company’s chief executive officer that he was not aware of any violations by the Company of NYSE’s corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company’s chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company’s Forms 10-K for its fiscal years ended September 30, 2009 and September 30, 2008.
10-K REPORT
A copy of the Company’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Patricia K. Moore, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.
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
TRANSFER AGENT AND REGISTRAR
Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com
CAPITAL STOCK INFORMATION
ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,400 holders of record of shares of common stock at November 6, 2009.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102
ESCO TECHNOLOGIES INC.     48     2009 ANNUAL REPORT