Form 10-K, Exhibit 13
period 2010-09-30
ESCO TECHNOLOGIES INC
filed 2010-11-29
CIK 866706

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2010, 2009 and 2008 represent the fiscal years ended September 30, 2010, 2009 and 2008, respectively, and are used throughout the document.
Introduction
ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reportable operating segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration). The Company’s business segments are comprised of the following primary operating entities:
•	USG: Aclara Power-Line Systems Inc. (Aclara PLS), Aclara RF Systems Inc. (Aclara RF), Aclara Software Inc., including Xtensible Solutions, Inc. (Aclara Software), collectively (Aclara), and Doble Engineering Company (Doble),

•	Test: EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren), and

•	Filtration: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), Crissair, Inc. (Crissair) and TekPackaging LLC (TekPack).
USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara’s STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.
Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.
Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.
ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.
Highlights of 2010 Operations
•	Sales, net earnings and diluted earnings per share were $607.5 million, $44.8 million and $1.68 per share, respectively.

•	Net cash provided by operating activities was $67 million.

•	At September 30, 2010, cash on hand was $26.5 million; outstanding debt was $154 million, for a net debt position of $127.5 million.

•	Entered orders were $668.8 million resulting in a book-to-bill ratio of 1.1x. Backlog at September 30, 2010, was $360.6 million representing an increase of $61.2 million, or 20.4% from September 30, 2009.

•	In July 2010, the Company announced that Southern California Gas Co. (SoCalGas), a subsidiary of Sempra Energy, has selected Aclara RF and its STAR® Network for negotiation of a definitive agreement for SoCalGas’ AMI project. This contract is expected to be signed in mid-fiscal 2011 with deployment beginning in late 2011.

•	Aclara PLS received a $21 million order to supply products to Mexico’s electric utility Federal Commission of Electricity (CFE) related to CFE’s electric AMI deployment. The Company expects to receive a $20 million follow-on order in 2011.

•	Aclara PLS received a $5 million order from Colombia’s utility EMCALI EICE ESE (EMCALI) for its electric AMI project. The Company expects to receive a $5 million follow-on order in 2011.

•	The Company received $52 million of orders in 2010 and recorded $53.5 million in sales to Pacific Gas & Electric Company (PG&E) related to its gas AMI deployment. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.5 million units and $251 million through September 30, 2010.

•	The Company received $28 million in orders and recorded $29.7 million in sales to New York City related to the fixed-network water AMI project. Cumulative-to-date orders total 869,000 units and $67.1 million through September 30, 2010.

•	Effective July 31, 2010, the Company acquired Crissair for approximately $27 million in cash. Crissair is a leading supplier of fluid control components for the aerospace industry.

•	On September 3, 2010, the Company acquired Xtensible Solutions, Inc. (Xtensible). Xtensible is a provider of information management and integration solutions to the utility industry worldwide.

•	The Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company declared dividend payments of $8.4 million, with $6.3 million paid during 2010.

10	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Results of Continuing Operations
NET SALES

				Change	Change
	Fiscal year ended			2010	2009
(Dollars in millions)	2010	2009	2008	vs. 2009	vs. 2008

USG	$348.3	374.0	352.7	(6.9)%	6.0%
Test	138.4	138.4	144.8	—	(4.4)%
Filtration	120.8	106.7	116.1	13.2%	(8.1)%

Total	$607.5	619.1	613.6	(1.9)%	0.9%

USG
The net sales decrease of 6.9%, or $25.7 million in 2010 as compared to the prior year was due to: a $50.4 million decrease in net sales from Aclara RF due to lower Advanced Metering Infrastructure (AMI) gas and electric product deliveries at PG&E as the gas project nears completion; partially offset by an $18.2 million increase in net sales from Aclara PLS due to higher shipments to CFE, EMCALI and the Puerto Rico Electric Power Authority (PREPA); and a $6.7 million increase in net sales from Doble driven by an increase in service and product revenues.
The Company’s total sales to PG&E were $55.9 million in 2010 (representing approximately 9% of the Company’s consolidated net sales), $106.2 million in 2009 (representing approximately 17% of the Company’s consolidated net sales) and $110.2 million in 2008 (representing approximately 18% of the Company’s consolidated net sales).
The 6%, or $21.3 million increase in net sales in 2009 as compared to 2008 was due to: a $48.8 million increase in net sales from Aclara RF primarily due to higher gas product AMI deliveries at PG&E and the shipment of water AMI products for the New York City water project; a $9.9 million increase in net sales from Doble reflecting the impact of a full twelve months of operations versus ten months in 2008; a $3.9 million increase in net sales at Aclara Software; partially offset by a $41.3 million decrease in net sales at Aclara PLS, mainly driven by a $31.9 million decrease in sales to PG&E for the electric AMI deployment.
Test
Net sales for the segment were consistent in 2010 and 2009. However, there was a $4.1 million increase in net sales from the segment’s European operations due to an improvement in the European medical business and the shipment of a large military project; a $2.9 million increase in net sales from the segment’s Asian operations due to higher chamber shipments; partially offset by a $6.9 million decrease in net sales from the segment’s U.S. operations driven by a decrease in small test and measurement projects domestically.
The net sales decrease of $6.4 million, or 4.4% in 2009 as compared to the prior year was mainly due to: a $7.2 million decrease in net sales from the segment’s European operations due to the timing of large chamber deliveries to the international wireless and electronics end-markets; a decrease in component shipments and unfavorable foreign currency impacts; and a $3.2 million decrease in net sales from the segment’s Asian operations due to a decrease in large chamber deliveries. This decrease was partially offset by a $4 million increase in net sales from the segment’s U.S. operations driven by an increase in domestic chamber deliveries.
Filtration
The 13.2%, or $14.1 million increase in net sales in 2010 as compared to the prior year was due to: a $5 million increase in net sales at PTI due to higher shipments of aerospace assemblies and elements; the acquisition of Crissair with a net sales contribution of $4 million (representing two months of sales); a $2.8 million increase in net sales at VACCO driven by higher shipments of space products; and a $2.3 million increase at TekPack due to higher sales to commercial customers.
Net sales in 2009 decreased $9.4 million, or 8.1%, compared to 2008 primarily due to: a $12.4 million decrease in net sales at PTI due to lower commercial aerospace shipments; a $2.1 million decrease in net sales at TekPack due to lower sales to commercial customers; partially offset by a $5.1 million increase in net sales at VACCO driven by higher military/defense aircraft product shipments.
ORDERS AND BACKLOG
New orders received in 2010 were $668.8 million as compared to $634 million in 2009, resulting in order backlog of $360.6 million at September 30, 2010, as compared to order backlog of $299.4 million at September 30, 2009. In 2010, the Company recorded $369.4 million of orders related to USG products, $158.5 million related to Test products, and $140.9 million related to Filtration products (including $15.3 million related to the Crissair acquisition). Orders are entered into backlog as firm purchase order commitments are received.
In 2009, the Company recorded $363.2 million of orders related to USG products, $122.8 million related to Test products, and $148 million related to Filtration products.
The Company received orders from PG&E for gas and electric AMI products of $54 million, $80 million and $111.8 million during 2010, 2009 and 2008, respectively. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.5 million units and $251 million through September 30, 2010.
Aclara RF received $28 million in orders from the City of New York for its fixed-network AMI water project in 2010.
In December 2009, Aclara PLS received a $21 million order to supply products to Mexico’s electric utility CFE related to its electric AMI deployment and a $5 million order from Colombia’s utility EMCALI for its electric AMI project. These deployments are expected to be completed in the first half of fiscal 2011. The Company is anticipating a $20 million follow-on order from CFE and a $5 million follow-on order from EMCALI in 2011.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
In January 2010, Aclara RF received a contract from the Toho Water Authority of Kissimmee, Florida, (Toho) related to its AMI water project with orders expected to total $9 million over a five-year deployment period. In addition, Aclara RF received a contract from Neptune Technology Group Ltd. to supply products for the City of Toronto, Canada’s, AMI water project with orders anticipated to total $34 million over a six-year deployment period. The Company also received a $13 million order from the San Francisco Public Utilities Commission related to its AMI water project.
In July 2010, VACCO finalized a $41 million contract to provide the next seven ship-sets of valves and manifolds for the U.S. Navy’s Virginia Class submarine program with product deliveries from 2010 through 2014.
In July 2010, the Company announced that Southern California Gas Co. (SoCalGas), a subsidiary of Sempra Energy, has selected Aclara RF and its STAR® Network for negotiation of a definitive agreement for SoCalGas’ AMI project.
In August 2010, VACCO was awarded a five-year contract with orders anticipated to be valued at up to $35 million to supply T-700 anti-icing valves for use on U.S. Army UH-60 series Black Hawk helicopters with product deliveries expected to begin in fiscal 2011.
2009
Aclara RF received $37.4 million in orders from the City of New York for its fixed-network AMI water project during 2009.
Aclara PLS recorded $12.4 million in orders from Idaho Power Company during 2009 for its electric AMI project.
Aclara PLS recorded $10.2 million and $22.4 million in orders from PREPA during 2009 and 2008, respectively.
Aclara Software received an order for approximately $5 million from the City of Tallahassee, Florida, for a system-wide implementation of its Meter Data Management System (MDMS) and ENERGYprism® AMI software applications.
TekPackaging LLC was awarded a five-year production contract with an initial purchase order received for $11.7 million. The total value of purchase orders anticipated under this contract is between $40 million to $50 million.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses (SG&A) were $157.3 million, or 26% of net sales in 2010, $152.4 million, or 24.6% of net sales in 2009, and $147.3 million, or 24% of net sales in 2008.
The increase in SG&A expenses in 2010 as compared to the prior year was due to increases in new product development, marketing and engineering expenses at Doble; an increase in SG&A within the Test segment to support the international marketplace expansion; and an increase within the Filtration segment due to higher engineering expenses.
The increase in SG&A expenses in 2009 as compared to the prior year was primarily due to a $5 million increase related to Doble, reflecting a full year versus ten months in the prior year.
AMORTIZATION OF INTANGIBLE ASSETS
Amortization of intangible assets was $11.6 million in 2010, $19.2 million in 2009 and $17 million in 2008. The Company recorded $4.5 million, $12.2 million and $11 million in 2010, 2009 and 2008, respectively, related to Aclara PLS’s TWACS NG capitalized software. Amortization of intangible assets included $4.8 million, $4.7 million and $4.2 million of amortization of acquired intangible assets related to the Company’s acquisitions in 2010, 2009 and 2008, respectively. The amortization of acquired intangible assets related to the Company’s acquisitions is included in the Corporate operating segment’s results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses).
During 2010, the Company re-evaluated the economic useful life of its TWACS NG capitalized software as a result of the successful acceptance in the international markets and concluded the remaining TWACS NG asset value has an expected remaining useful life of ten years (compared to its previous useful life of seven years).
OTHER EXPENSES, NET
Other expenses, net, were $2.9 million, $4.5 million and $0.2 million in 2010, 2009 and 2008, respectively. The principal item included in other expenses, net, in 2010 consisted of approximately $1.5 million of severance expenses. The principal item included in other expenses, net, in 2009 consisted of $2.3 million of facility exit/relocation charges incurred in connection with the move of the Aclara RF facility consisting of leasehold improvement write-offs, lease contract termination costs and physical move costs. There were no other individually significant items included in other expenses, net, in 2010, 2009 or 2008.
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

12	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.
EBIT

				Change	Change
	Fiscal year ended			2010	2009
(Dollars in millions)	2010	2009	2008	vs. 2009	vs. 2008

USG	$67.4	62.5	66.6	7.8%	(6.2)%
% of net sales	19.4%	16.7%	18.9%	2.7%	(2.2)%
Test	12.2	14.1	13.9	(13.5)%	1.4%
% of net sales	8.8%	10.2%	9.6%	(1.4)%	0.6%
Filtration	19.5	18.1	21.2	7.7%	(14.6)%
% of net sales	16.1%	17.0%	18.3%	(0.9)%	(1.3)%
Corporate	(25.5)	(24.1)	(20.6)	5.8%	17.0%

Total	$73.6	70.6	81.1	4.2%	(12.9)%
% of net sales	12.1%	11.4%	13.2%	0.7%	(1.8)%

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	2010	2009	2008

EBIT	$73.6	70.6	81.1
Less: Interest expense	(4.0)	(7.4)	(9.8)
Less: Income taxes	(24.8)	(13.9)	(23.7)

Net earnings from continuing operations	$44.8	49.3	47.6

USG
The $4.9 million increase in EBIT in 2010 as compared to 2009 was due to: a $3 million increase in EBIT from Aclara primarily due to increased sales volumes at Aclara PLS along with a decrease in amortization for the TWACS NG capitalized software; and a $1.9 million increase in EBIT from Doble related to the increased sales volumes.
The $4.1 million decrease in EBIT in 2009 as compared to 2008 was due to: a decrease in EBIT from Aclara due to lower margins on product sales; a $2.3 million charge related to the Aclara RF facility relocation, mentioned in other expenses, net, above; and an increase in amortization for the TWACS NG capitalized software. Additionally, 2008 included $15 million of EBIT associated with the PG&E/Aclara PLS deferred revenue recognized in 2008.
Test
The $1.9 million decrease in EBIT in 2010 as compared to the prior year was due to: a decrease in EBIT from the Company’s U.S. operations due to changes in product mix; higher SG&A expenses to support the international marketplace expansion; partially offset by a $1.4 million increase in EBIT from the Company’s European and Asian operations related to the increased sales volumes.
The $0.2 million increase in EBIT in 2009 as compared to the prior year was due to a reduction of the segment’s SG&A expenses.
Filtration
EBIT increased $1.4 million in 2010 as compared to 2009 primarily due to increased sales volumes and favorable overhead absorption at VACCO.
EBIT decreased $3.1 million in 2009 as compared to 2008 due to: lower commercial aerospace shipments at PTI; and an increase in research and development costs and higher bid and proposal costs incurred in the pursuit of a significant number of Space-related projects at VACCO.
Corporate
Corporate operating charges included in consolidated EBIT increased $1.4 million in 2010 as compared to 2009 primarily due to transaction costs related to acquisition activity, including professional fees.
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
INTEREST EXPENSE, NET
Interest expense was $4 million in 2010 compared to $7.4 million in 2009 and $9.8 million in 2008, respectively. The decrease in interest expense in 2010 as compared to the prior years was due to lower average interest rates (1.9% vs. 3.3%) and lower average outstanding borrowings ($171 million vs. $211 million) under the revolving credit facility.
INCOME TAX EXPENSE
The 2010 effective tax rate from continuing operations was 35.6% compared to 22% in 2009 and 33.3% in 2008. The increase in the 2010 effective tax rate as compared to the prior year was due primarily to the absence of certain non-recurring items, such as the decrease in the tax liabilities related to uncertain tax positions recorded in 2009 for the fiscal years 2003 through 2007, of which $3.5 million, or 5.5% was the result of the closing of a U.S. taxing authority’s examination of the Company’s research credit claims; and $5 million, or 7.9% was the result of the confirmation of the Company’s tax position for the deduction of losses realized on the disposition of the MicroSep business in 2004. The overall decrease in uncertain tax positions reduced 2009 income tax expense by $8.6 million and the effective tax rate by 13.6%.
The decrease in the 2009 effective tax rate as compared to 2008 was also due primarily to the decrease in uncertain tax positions (tax liabilities) recorded in 2009 for the fiscal years 2003 through 2007. In addition, the impact of an export incentive reduced 2008 income tax expense by $1.6 million and the effective tax rate by 2.2%.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Capital Resources and Liquidity
Working capital (current assets less current liabilities) decreased to $109.4 million at September 30, 2010 from $116.2 million at September 30, 2009, due to lower cash balances on hand and higher payables.
The $32.5 million increase in accounts receivable at September 30, 2010, is mainly due to: $18.4 million related to the USG segment and $7.8 million related to the Test segment, both driven by timing and volume of sales; and $3.1 million related to the Crissair acquisition. The $11.9 million increase in accounts payable at September 30, 2010, is mainly due to $7.7 million related to the Test segment due to timing of payments.
Net cash provided by operating activities from continuing operations was $67 million, $77.5 million and $77.1 million in 2010, 2009 and 2008, respectively. The decrease in 2010 as compared to prior years is related to changes in operating working capital requirements.
Capital expenditures were $13.4 million, $9.3 million and $16.7 million in 2010, 2009 and 2008, respectively. The increase in 2010 as compared to 2009 was due to approximately $4.5 million for manufacturing equipment and ERP software within the Filtration segment. The decrease in 2009 as compared to 2008 was primarily due to the ETS Austin, Texas, facility expansion that occurred during 2008 within the Test segment and lower facility expansion costs at Aclara PLS. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2010. In addition, the Company incurred expenditures for capitalized software of $8.8 million, $5 million and $10.5 million in 2010, 2009 and 2008, respectively.
ACQUISITIONS
2010
Effective July 31, 2010, the Company acquired the capital stock of Crissair, Inc. (Crissair) for a purchase price of approximately $27 million, net of cash acquired. Crissair, headquartered in Palmdale, California, is a manufacturer of high-quality hydraulic, fuel and pneumatic system components for the aerospace industry. The operating results for Crissair, since the date of acquisition, are included within the Filtration segment. The Company recorded approximately $9 million of goodwill as a result of the transaction, $4.3 million of trade names and $7.4 million of amortizable identifiable intangible assets consisting of customer relationships.
On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration valued at approximately $12 million. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within Aclara Software in the USG segment. The agreement includes contingent consideration to be paid out over the next three and one-half years based on target revenues. The Company recorded approximately $15 million of goodwill as a result of the transaction.
2009
On September 21, 2009, the Company acquired a minority interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara’s Acendant Network solution. This investment is accounted for under the cost method and is included in Other assets on the Company’s Consolidated Balance Sheet as of September 30, 2010.
On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity operates as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.
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
On July 31, 2008, the Company acquired the capital stock of Doble Lemke GmbH and Doble Lemke AG (collectively “Lemke”, formerly named “LDIC”) for a purchase price of approximately $13 million, net of cash acquired. Lemke is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for Lemke, since the date of acquisition, are included within Doble in the USG segment.
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
2009
On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak for $3.1 million, net, of cash. This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented.

14	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Comtrak’s operations were previously included within the Company’s USG segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company’s fiscal 2009 results in discontinued operations.
2008
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
BANK CREDIT FACILITY
At September 30, 2010, the Company had approximately $163 million available to borrow under its credit facility, plus a $50 million increase option, in addition to $26.5 million cash on hand. At September 30, 2010, the Company had outstanding borrowings of $154 million, and outstanding letters of credit of $13 million. The Company classified $50 million as the current portion on long-term debt as of September 30, 2010, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company’s ability to access the additional $50 million increase option of the credit facility is subject to acceptance by participating or other outside banks.
Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company’s capital requirements and operational needs for the foreseeable future.
The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company’s election. The credit facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. As of September 30, 2010, the Company was in compliance with all bank covenants.
DIVIDENDS
During 2010, the Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company declared dividend payments of $8.4 million, with $6.3 million paid during 2010.
OUTLOOK — 2011
Management expects 2011 consolidated revenues and EPS to increase approximately ten to fifteen percent compared to 2010. In addition, the 2011 effective tax rate is projected to be approximately 37%. During 2011, the Company anticipates gas AMI product deliveries to PG&E will be significantly lower than the quantities delivered in 2010 as the contract is entering the later stages of deployment. The current outlook for 2011 PG&E gas product sales is expected to decrease approximately $30 million in 2011 as compared to 2010. The Company is expected to sign a definitive agreement for the SoCalGas AMI project during mid-fiscal 2011. On a quarterly basis, Management expects 2011 revenues and EPS to be second-half weighted, but not as severely as during 2010.
CONTRACTUAL OBLIGATIONS
The following table shows the Company’s contractual obligations as of September 30, 2010:

(Dollars in millions)	Payments due by period
		Less			More
Contractual		than	1 to 3	3 to 5	than
Obligations	Total	1 year	years	years	5 years

Long-Term Debt Obligation	$154.0	50.0	104.0	—	—

Estimated Interest Payments(1)	6.8	2.2	4.1	0.5	—

Operating Lease Obligations	27.3	7.0	10.8	5.6	3.9

Purchase Obligations(2)	5.4	5.4	—	—	—

Total	$193.5	64.6	118.9	6.1	3.9

(1)	Estimated interest payments for the Company’s debt obligations were calculated based on Management’s determination of the estimated applicable interest rates and payment dates.

(2)	A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company’s purchase orders can be cancelled, they are not included in the table above.
As of September 30, 2010, the Company had $3.2 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.
The Company has no off-balance-sheet arrangements outstanding at September 30, 2010.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
SHARE REPURCHASES
In July 2010, the Company’s Board of Directors extended its previously authorized open market common stock repurchase program of the Company’s shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2012. There were no stock repurchases during 2010, 2009 or 2008.
PENSION FUNDING REQUIREMENTS
The minimum cash funding requirements related to the Company’s defined benefit pension plans are approximately $3 million in 2011, approximately $3.5 million in 2012 and approximately $3 million in 2013.
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
Market Risk Analysis
MARKET RISK EXPOSURE
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Based on the interest rate swaps outstanding, the interest rates on approximately 50% of the Company’s total borrowings were effectively fixed as of September 30, 2010. The Company has determined that the market risk related to interest rates with respect to its variable debt that is not hedged is not material. The Company estimates that if market interest rates averaged one percentage point higher, the effect would have been less than 2% of net earnings for the year ended September 30, 2010. The following is a summary of the notional transaction amounts and fair values for the Company’s outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2010.

(Dollars in thousands)	Notional	Average	Average	Fair
	Amount	Rec Rate	Pay Rate	Value

Interest rate swaps	$80,000	0.26%	1.52%	$(13)
Interest rate swap*	$60,000	N/A	1.10%	$(469)

*	This swap represents a forward-starting swap and became effective in October 2010.
The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company’s operations is the Euro. Net sales to customers outside of the United States were $141.4 million, $110.7 million, and $130.9 million in 2010, 2009 and 2008, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2010 was not material. The Company does not have material foreign currency market risk (e.g. net foreign currency transaction gain/loss was less than 2% of net earnings for fiscal years 2010, 2009 and 2008).
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

16	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

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

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	17

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
GOODWILL AND OTHER LONG-LIVED ASSETS
In accordance with FASB ASC Topic 350, Intangibles — Goodwill and Other (ASC 350), Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2010, the Company has determined that no reporting units are at risk of material goodwill impairment as the fair value of all reporting units substantially exceeded its carrying value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment.
PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS
The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2011, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 5% to 4.75%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.4 million and result in an additional after-tax charge to shareholders’ equity of approximately $1.5 million. The discount rate used in measuring the Company’s pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

18	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

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
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. See further discussion in “Management’s Discussion and Analysis — Market Risk Analysis” regarding the Company’s market risks.
CONTROLS AND PROCEDURES
The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. There have been no significant changes in the Company’s internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
New Accounting Pronouncements
In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (ASU 2009-13) and Update No. 2009-14, Certain Revenue Arrangements That Include Software Elements (ASU 2009-14) — Consensuses of the FASB Emerging Issues Task Force. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses are to be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of these consensuses is not expected to have a material impact on the Company’s financial position or results of operations.
Forward-Looking Information
Statements regarding future events and the Company’s future results that are based on current expectations, estimates, forecasts and projections about the Company’s performance and the industries in which the Company operates, 2011 revenues, EBIT, adequacy of the Company’s credit facilities and future cash flows, the likelihood, size and timing of an AMI contract with SoCalGas, estimates of anticipated contract costs and revenues, anticipated future product deliveries by Aclara RF to PG&E, the timing of completion of the CFE and EMCALI AMI deployments, the likelihood, timing and amounts of any follow-on orders from CFE and EMCALI, the anticipated value and timing of deliveries by Aclara RF to Toho and the city of Toronto, the anticipated timing of deliveries by VACCO for the U.S. Navy’s Virginia Class submarine program and the anticipated timing and value of deliveries for the U.S. Army’s T-700 valve program, the anticipated total value of TekPackaging’s five year production contract, the outcome of current litigation, claims and charges, the anticipated timing and amount of lost deferred tax assets, continued reinvestment of foreign earnings, the timing, total value and period of performance of contracts awarded to the Company, the accuracy of the Company’s estimates utilized in software revenue recognition, the accuracy of the Company’s estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the amount, timing and ability to use net research tax

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
credits, the timing and amount of the reduction of unrecognized tax benefits, repayment of debt within the next twelve months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company’s ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-3), and Management’s Discussion and Analysis and other statements contained herein which are not strictly historical are considered “forward-looking statements” within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment including, but not limited to those described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, and the following: the success of negotiations and the ultimate terms and timing of any contract with SoCalGas; changes in requirements or financial constraints impacting SoCalGas; the receipt of necessary regulatory approvals pertaining to SoCalGas’ project; the timing and content of future customer orders; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company’s competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company’s successful execution of internal operating plans.

20	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)
Years ended September 30,	2010	2009	2008

Net sales	$607,493	619,064	613,566

Costs and expenses:
Cost of sales	361,942	372,351	367,951
Selling, general and administrative expenses	157,348	152,397	147,324
Amortization of intangible assets	11,633	19,214	17,044
Interest expense, net	3,977	7,450	9,808
Other expenses, net	2,928	4,480	161

Total costs and expenses	537,828	555,892	542,288

Earnings before income tax	69,665	63,172	71,278
Income tax expense	24,819	13,867	23,709

Net earnings from continuing operations	$44,846	49,305	47,569

Earnings (loss) from discontinued operations, net of tax of $568 and $229 in 2009 and 2008, respectively	—	135	(282)
Loss on sale of discontinued operations, net of tax of $905 and $157 in 2009 and 2008, respectively	—	(32)	(576)

Net earnings (loss) from discontinued operations	—	103	(858)

Net earnings	$44,846	49,408	46,711

Earnings (loss) per share:
Basic:
Continuing operations	$1.70	1.88	1.84
Discontinued operations	—	—	(0.04)

Net earnings	$1.70	1.88	1.80

Diluted:
Continuing operations	1.68	1.86	1.81
Discontinued operations	—	—	(0.03)

Net earnings	$1.68	1.86	1.78

Average common shares outstanding (in thousands):
Basic	26,450	26,216	25,909
Diluted	26,738	26,560	26,315

See accompanying Notes to Consolidated Financial Statements.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	21

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,	2010	2009

ASSETS

Current assets:
Cash and cash equivalents	$26,508	44,630
Accounts receivable, less allowance for doubtful accounts of $1,885 and $1,457 in 2010 and 2009, respectively	141,098	108,620
Costs and estimated earnings on long-term contracts, less progress billings of $12,189 and $19,861 in 2010 and 2009, respectively	12,743	10,758
Inventories	83,034	82,020
Current portion of deferred tax assets	15,809	20,417
Other current assets	17,169	13,750

Total current assets	296,361	280,195

Property, plant and equipment:
Land and land improvements	4,986	4,996
Buildings and leasehold improvements	50,318	49,181
Machinery and equipment	75,721	71,773
Construction in progress	5,970	2,290

	136,995	128,240

Less accumulated depreciation and amortization	64,432	58,697

Net property, plant and equipment	72,563	69,543

Goodwill	355,656	330,719
Intangible assets, net	229,736	221,600
Other assets	19,975	21,630

Total Assets	$974,291	923,687

See accompanying Notes to Consolidated Financial Statements.

22	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,	2010	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$50,000	50,000
Accounts payable	59,088	47,218
Advance payments on long-term contracts, less costs incurred of $19,547 and $17,484 in 2010 and 2009, respectively	5,729	2,840
Accrued salaries	23,762	20,465
Current portion of deferred revenue	21,907	20,215
Accrued other expenses	26,494	23,247

Total current liabilities	186,980	163,985

Pension obligations	29,980	27,483
Deferred tax liabilities	79,388	78,471
Other liabilities	17,961	5,941
Long-term debt	104,000	130,467

Total liabilities	418,309	406,347

Shareholders’ equity:
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 29,839,343 and 29,771,103 shares in 2010 and 2009, respectively	298	298
Additional paid-in capital	270,943	265,794
Retained earnings	359,274	322,878
Accumulated other comprehensive loss, net of tax	(14,793)	(11,598)

	615,722	577,372

Less treasury stock, at cost (3,338,986 and 3,357,046 common shares in 2010 and 2009, respectively)	(59,740)	(60,032)

Total shareholders’ equity	555,982	517,340

Total Liabilities and Shareholders’ Equity	$974,291	923,687

See accompanying Notes to Consolidated Financial Statements.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	23

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive	Treasury
(In thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total

Balance, September 30, 2007	29,160	$292	243,131	226,759	6,303	(61,002)	415,483

Comprehensive income:
Net earnings	—	—	—	46,711	—	—	46,711
Translation adjustments	—	—	—	—	(869)	—	(869)
Net unrecognized actuarial loss, net of tax of $2,506	—	—	—	—	(4,043)	—	(4,043)
Interest rate swap, net of tax of $512	—	—	—	—	(835)	—	(835)

Comprehensive income							40,964

Stock options and stock compensation plans, net of tax benefit of $(845)	305	3	11,109	—	—	678	11,790

Balance, September 30, 2008	29,465	295	254,240	273,470	556	(60,324)	468,237

Comprehensive income:
Net earnings	—	—	—	49,408	—	—	49,408
Translation adjustments	—	—	—	—	(707)	—	(707)
Net unrecognized actuarial loss, net of tax of $7,488	—	—	—	—	(11,393)	—	(11,393)
Interest rate swap, net of tax of $62	—	—	—	—	(54)	—	(54)

Comprehensive income							37,254

Stock options and stock compensation plans, net of tax benefit of $(325)	306	3	11,554	—	—	292	11,849

Balance, September 30, 2009	29,771	298	265,794	322,878	(11,598)	(60,032)	517,340

Comprehensive income:
Net earnings	—	—	—	44,846	—	—	44,846
Translation adjustments	—	—	—	—	(1,557)	—	(1,557)
Net unrecognized actuarial loss, net of tax of $1,422	—	—	—	—	(2,234)	—	(2,234)
Interest rate swap, net of tax of $(385)	—	—	—	—	596	—	596

Comprehensive income							41,651

Cash dividends declared($0.32 per share)	—	—	—	(8,450)	—	—	(8,450)
Stock options and stock compensation plans, net of tax benefit of $(105)	68	—	5,149	—	—	292	5,441

Balance, September 30, 2010	29,839	$298	270,943	359,274	(14,793)	(59,740)	555,982

See accompanying Notes to Consolidated Financial Statements.

24	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
Years ended September 30,	2010	2009	2008

Cash flows from operating activities:
Net earnings	$44,846	49,408	46,711
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net (earnings) loss from discontinued operations, net of tax	—	(103)	858
Depreciation and amortization	22,137	30,267	27,067
Stock compensation expense	4,558	4,866	3,990
Changes in current assets and liabilities	(9,615)	1,566	(12,154)
Effect of deferred taxes on tax provision	4,059	(2,543)	12,349
Change in deferred revenue and costs, net	329	1,781	(3,284)
Change in uncertain tax positions	765	(5,700)	2,335
Other	(56)	(2,068)	(801)

Net cash provided by operating activities — continuing operations	67,023	77,474	77,071
Net earnings (loss) from discontinued operations, net of tax	—	103	(858)
Net cash provided by discontinued operations	—	39	673

Net cash provided (used) by operating activities — discontinued operations	—	142	(185)

Net cash provided by operating activities	67,023	77,616	76,886

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(32,316)	(6,442)	(345,395)
Proceeds from sale of marketable securities	—	—	4,966
Change in restricted cash (acquisition escrow)	2,041	2,189	(6,841)
Capital expenditures	(13,438)	(9,255)	(16,669)
Additions to capitalized software	(8,827)	(5,004)	(10,488)

Net cash used by investing activities — continuing operations	(52,540)	(18,512)	(374,427)
Capital expenditures — discontinued operations	—	—	(1,140)
Proceeds from divestiture of business, net — discontinued operations	—	3,100	74,370

Net cash provided by investing activities — discontinued operations	—	3,100	73,230

Net cash used by investing activities	(52,540)	(15,412)	(301,197)

Cash flows from financing activities:
Proceeds from long-term debt	40,000	32,000	304,157
Principal payments on long-term debt	(66,467)	(85,183)	(71,197)
Dividends paid	(6,335)	—	—
Debt issuance costs	—	—	(2,965)
Net decrease in short-term borrowings — discontinued operations	—	—	(2,844)
Proceeds from exercise of stock options	767	6,621	6,384
Other	988	1,029	1,075

Net cash (used) provided by financing activities	(31,047)	(45,533)	234,610

Effect of exchange rate changes on cash and cash equivalents	(1,558)	(708)	(270)
Net (decrease) increase in cash and cash equivalents	(18,122)	15,963	10,029
Cash and cash equivalents at beginning of year	44,630	28,667	18,638

Cash and cash equivalents at end of year	$26,508	44,630	28,667

Changes in current assets and liabilities:
Accounts receivable, net	$(27,960)	26,090	(32,688)
Costs and estimated earnings on long-term contracts, net	(1,985)	(1,663)	2,425
Inventories	5,926	(17,001)	443
Other current assets	(2,397)	(714)	4,777
Accounts payable	10,597	(1,764)	1,163
Advance payments on long-term contracts, net	2,889	(4,627)	3,716
Accrued expenses	3,315	1,245	8,010

	$(9,615)	1,566	(12,154)

Supplemental cash flow information:
Interest paid	$3,536	7,425	9,233
Income taxes paid (including state, foreign & AMT)	21,378	22,144	7,004

See accompanying Notes to Consolidated Financial Statements.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies
A. PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.
B. BASIS OF PRESENTATION
Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2010, and 2009.
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
C. NATURE OF OPERATIONS
The Company has three reportable segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration).
USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Doble provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.
Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.
Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.
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
E. REVENUE RECOGNITION
USG Segment: Within the USG segment, approximately 96% of the segment’s revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, Software — Revenue Recognition. The segment’s software revenue arrangements within Aclara generally include multiple products and services, or “elements” consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support or “PCS”). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The software element included in such arrangements is essential to the functionality of the hardware and, therefore, the hardware is considered to be software-related. Hardware is considered a specified element in the software arrangement and vendor-specific objective evidence of fair value (“VSOE”) has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on VSOE of the individual elements.
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

26	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

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

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	27

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
L. CAPITALIZED SOFTWARE
The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with FASB ASC Topic 985, Software. Capitalized costs primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three-to-ten year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. Management annually reviews the carrying values of capitalized costs for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.
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

28	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

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
The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	2010	2009	2008

Weighted Average Shares Outstanding — Basic	26,450	26,216	25,909
Dilutive Options and Performance-Accelerated Restricted Stock	288	344	406

Shares — Diluted	26,738	26,560	26,315

Options to purchase 569,363 shares at prices ranging from $32.55-$54.88 were outstanding during the year ended September 30, 2010, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.
Options to purchase 605,186 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2009, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 542,689 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2008, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in various periods through 2014. Approximately 214,000, 180,000 and 140,000 restricted shares were outstanding but unearned at September 30, 2010, 2009 and 2008, respectively, and, therefore, were not included in the respective years’ computations of diluted EPS.
R. SHARE-BASED COMPENSATION
The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. Share-based payment expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period (generally the vesting period of the award).
S. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Accumulated other comprehensive loss of $(14.8) million at September 30, 2010, consisted of $(20.1) million related to the pension net actuarial loss; $5.6 million related to currency translation adjustments; and $(0.3) million related to interest rate swaps. Accumulated other comprehensive loss of $(11.6) million at September 30, 2009, consisted of $(17.9) million related to the pension net actuarial loss; $7.2 million related to currency translation adjustments; and $(0.9) million related to interest rate swaps.
T. DEFERRED REVENUE AND COSTS
Deferred revenue and costs are recorded when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service.
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

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
V. NEW ACCOUNTING STANDARDS
In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (ASU 2009-13) and Update No. 2009-14, Certain Revenue Arrangements That Include Software Elements (ASU 2009-14) — Consensuses of the FASB Emerging Issues Task Force. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses are to be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The adoption of these consensuses is not expected to have a material impact on the Company’s financial position or results of operations.
2. Acquisitions
2010
Effective July 31, 2010, the Company acquired the capital stock of Crissair, Inc. (Crissair) for a purchase price of approximately $27 million, net of cash acquired. Crissair, headquartered in Palmdale, California, is a manufacturer of high-quality hydraulic, fuel and pneumatic system components for the aerospace industry. The operating results for Crissair, since the date of acquisition, are included within the Filtration segment. The Company recorded approximately $9 million of goodwill as a result of the transaction, $4.3 million of trade names and $7.4 million of amortizable identifiable intangible assets consisting of customer relationships.
On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration valued at approximately $12 million. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within the USG segment (as part of Aclara). The agreement includes contingent consideration to be earned and paid out over the next three and a half years based on target revenues. The Company recorded approximately $15 million of goodwill as a result of the transaction.
2009
On September 21, 2009, the Company acquired a minority equity interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara’s Acendant Network solution. This investment is accounted for under the cost method and is included in Other assets on the Company’s Consolidated Balance Sheet as of September 30, 2010.
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

30	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On July 31, 2008, the Company acquired the capital stock of Doble Lemke GmbH and Doble Lemke AG (collectively “Lemke”, formerly named “LDIC”) for a purchase price of approximately $13 million, net of cash acquired. Lemke is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for Lemke since the date of acquisition are included within Doble in the USG segment. The Company recorded approximately $8 million of goodwill as a result of the transaction, $2.5 million of trade names and $1.5 million of amortizable identifiable intangible assets consisting of customer relationships.
All of the Company’s acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company’s financial statements from the date of acquisition. Pro forma financial information related to the Company’s acquisitions was not presented as it was not significant to the Company’s results of operations. None of the goodwill recorded as part of the acquisitions mentioned above is expected to be deductible for U.S. Federal or state income tax purposes except for the goodwill recorded in connection with the Xtensible acquisition.
3. Divestitures
2009
On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak Technologies, LLC (Comtrak) for $3.1 million, net, of cash (referred to as the “Comtrak sale”). This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented. Comtrak’s operations were previously included within the Company’s USG segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company’s fiscal 2009 results in discontinued operations. Comtrak’s net sales were $3.4 million and $10.3 million for the years ended September 30, 2009, and 2008, respectively. The pretax loss from Comtrak’s operations was $0.3 million for the year ended September 30, 2008.
2008
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
4. Goodwill and Other Intangible Assets
Included on the Company’s Consolidated Balance Sheets at September 30, 2010, and 2009 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2010	2009

Goodwill	$355.7	330.7

Intangible assets with determinable lives:
Patents
Gross carrying amount	$13.5	13.6
Less: accumulated amortization	13.3	13.1

Net	$0.2	0.5

Capitalized software
Gross carrying amount	$102.4	93.7
Less: accumulated amortization	49.3	41.9

Net	$53.1	51.8

Customer Relationships
Gross carrying amount	$61.4	54.0
Less: accumulated amortization	8.3	5.0

Net	$53.1	49.0

Other
Gross carrying amount	$9.7	10.2
Less: accumulated amortization	8.2	7.5

Net	$1.5	2.7

Intangible assets with indefinite lives:
Trade names	$121.8	117.6

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2010 and concluded no impairment existed at September 30, 2010.
The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2010, and 2009 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total

Balance as of September 30, 2008	$279.1	29.5	20.3	328.9
Acquisitions	0.8	1.0	—	1.8

Balance as of September 30, 2009	279.9	30.5	20.3	330.7
Acquisitions	16.2	—	8.8	25.0

Balance as of September 30, 2010	$296.1	30.5	29.1	355.7

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amortization expense related to intangible assets with determinable lives was $11.6 million, $19.2 million and $17 million in 2010, 2009 and 2008, respectively. The decrease in amortization expense in 2010 as compared to the prior years was mainly due to the Company’s TWACS NG software. During 2010, the Company re-evaluated the economic useful life of its TWACS NG software and concluded the remaining TWACS NG asset value has an expected remaining useful life of ten years. The Company recorded $4.5 million, $12.2 million and $11 million of amortization expense related to Aclara PLS’s TWACS NG software in 2010, 2009 and 2008, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Customer relationships are generally amortized over twenty years. Intangible asset amortization for fiscal years 2011 through 2015 is estimated at approximately $11.5 million declining to $10 million per year.
5. Accounts Receivable
Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2010, and 2009:

(Dollars in thousands)	2010	2009

Commercial	$137,833	104,409
U.S. Government and prime contractors	3,265	4,211

Total	$141,098	108,620

6. Inventories
Inventories consist of the following at September 30, 2010, and 2009:

(Dollars in thousands)	2010	2009

Finished goods	$29,902	38,153
Work in process — including long-term contracts	18,743	16,433
Raw materials	34,389	27,434

Total	$83,034	82,020

7. Property, Plant and Equipment
Depreciation expense of property, plant and equipment from continuing operations for the years ended September 30, 2010, 2009 and 2008 was $10.5 million, $11.1 million and $10 million, respectively.
The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2010, 2009 and 2008 was $7.7 million, $8 million and $7.8 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2010 are:

(Dollars in thousands)
Years ending September 30:

2011	$7,004
2012	6,142
2013	4,625
2014	3,299
2015 and thereafter	6,234

Total	$27,304

8. Income Tax Expense
Total income tax expense (benefit) for the years ended September 30, 2010, 2009 and 2008 was allocated as follows:

(Dollars in thousands)	2010	2009	2008

Income tax expense from continuing operations	$24,819	13,867	23,709
Discontinued operations	—	(1,473)	386

Total income tax expense	$24,819	12,394	24,095

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	2010	2009	2008

United States	$66,639	60,477	66,723
Foreign	3,026	2,695	4,555

Total income before income taxes	$69,665	63,172	71,278

32	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The principal components of income tax expense (benefit) from continuing operations for the years ended September 30, 2010, 2009 and 2008 consist of:

(Dollars in thousands)	2010	2009	2008

Federal
Current (including Alternative Minimum Tax)	$17,585	10,425	463
Deferred	4,199	(1,666)	16,820
State and local:
Current	2,193	4,683	2,788
Deferred	230	(421)	2,139
Foreign:
Current	1,130	1,179	1,234
Deferred	(518)	(333)	265

Total	$24,819	13,867	23,709

The actual income tax expense from continuing operations for the years ended September 30, 2010, 2009 and 2008 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2010	2009	2008

Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local, net of Federal benefits	3.1	4.4	2.5
Foreign	(1.5)	(0.2)	(0.3)
Research credit	0.3	(7.5)	(1.4)
Export Incentive	—	—	(2.2)
Domestic production deduction	(1.9)	(1.8)	(1.1)
Share-based compensation	—	0.4	0.7
Change in uncertain tax positions	0.1	(7.9)	(0.3)
Transaction costs	0.2	—	—
Other, net	0.3	(0.4)	0.4

Effective income tax rate	35.6%	22.0%	33.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2010, and 2009 are presented below.

(Dollars in thousands)	2010	2009

Deferred tax assets:
Inventories, long-term contract accounting, contract cost reserves and others	$3,331	4,017
Pension and other postretirement benefits	12,178	11,421
Net operating loss carryforward — domestic	813	1,516
Net operating loss carryforward — foreign	2,018	1,468
Capital loss carryforward	254	254
Other compensation-related costs and other cost accruals	14,196	11,761
Federal research credit carryforward	—	4,643
State credit carryforward	1,545	1,200

Total deferred tax assets	34,335	36,280

Deferred tax liabilities:
Plant and equipment, depreciation methods, acquisition asset allocations, and other	(96,300)	(92,708)

Net deferred tax liabilities before valuation allowance	(61,965)	(56,428)
Less valuation allowance	(1,613)	(1,626)

Net deferred tax liabilities	$(63,578)	(58,054)

The Foreign net operating loss carryforward of $2 million at September 30, 2010, reflects tax loss carryovers in Brazil, Germany and the United Kingdom. These losses have no expiration date.
At September 30, 2010, the Company has established a valuation allowance of $0.3 million against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain net operating loss (NOL) carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $1.4 million at September 30, 2010, and 2009. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Federal research credit expired on December 31, 2009, and was not reinstated prior to September 30, 2010, so the Company estimates the net Federal research tax credits related to fiscal year 2010 to be approximately $0.1 million compared to $0.7 million in 2009. Research credits of $3.5 million were included in the fiscal 2009 provision as a result of a decrease in the Company’s tax positions for the fiscal years 2000 through 2007. The state research credit has not expired and the Company expects the net fiscal year 2010 state research tax credits to be $0.3 million compared to $0.4 million in 2009. The Company has a net state research and other credit carryforward of $1.5 million of which $0.8 million expires between 2021 and 2025.
No deferred taxes have been provided on the accumulated unremitted earnings of $33.7 million for the Company’s foreign subsidiaries as of September 30, 2010. The Company’s intention is to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $6.7 million would be due, which would correspondingly reduce the Company’s net earnings.
As of September 30, 2010, the Company had $3.2 million of unrecognized benefits (see table below), of which $3.1 million, net of Federal benefit, if recognized, would affect the Company’s effective tax rate.
A reconciliation of the Company’s unrecognized tax benefits for the years ended September 30, 2010, and 2009 is presented in the table below:

(Dollars in millions)	2010	2009

Balance as of October 1,	$3.3	13.0
Increases related to prior year tax positions	0.2	0.2
Decreases related to prior year tax positions	(0.2)	(10.0)
Increases related to current year tax positions	0.1	0.9
Decreases related to settlements with taxing authorities	—	(0.7)
Lapse of statute of limitations	(0.2)	(0.1)

Balance as of September 30,	$3.2	3.3

The $10 million decrease related to prior year tax positions for the year ended September 30, 2009, was primarily the result of the closing of a U.S. taxing authority’s examination of the Company’s research credit claims and the confirmation of the Company’s tax position for the deduction of losses realized on the disposition of a portion of the MicroSep business in 2004. It is the Company’s policy to record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.
The Company anticipates a $0.5 million reduction in the amount of unrecognized tax benefits in the next twelve months as a result of a lapse of the applicable statute of limitations. The Company’s policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2010, 2009 and 2008, the Company had accrued interest related to uncertain tax positions of $0.1 million, $0.1 million and $0.2 million, respectively, net of Federal income tax benefit, on its Consolidated Balance Sheet. No penalties have been accrued.
The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. Due to the timing of the utilization of the Company’s net operating loss, the U.S. Federal tax years for the periods ended September 30, 1995, and forward remain subject to income tax examination. In the fourth quarter of 2009, the Internal Revenue Service (IRS) completed its examination of the Company’s U.S. income tax returns for the periods ended September 30, 2003, through September 30, 2007; and the Company and the IRS reached mutual agreement of the adjustments to those returns. Various state tax years for the periods ended September 30, 2006, and forward remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company’s financial position, statements of cash flows, or results of operations.
9. Debt
Debt consists of the following at September 30, 2010, and 2009:

(Dollars in thousands)	2010	2009

Revolving credit facility, including current portion	$154,000	180,467

Current portion of long-term debt	(50,000)	(50,000)

Total long-term debt, less current portion	$104,000	130,467

34	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2010, the Company had approximately $163 million available to borrow under the credit facility, plus a $50 million increase option, in addition to $26.5 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2010, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company’s ability to access the additional $50 million increase option of the credit facility is subject to acceptance by participating or other outside banks. The credit facility has a maturity date of November 30, 2012.
The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. During 2010 and 2009, the maximum aggregate short-term borrowings at any month-end were $180.4 million and $225.7 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $170.6 million and $210.8 million, respectively; and the weighted average interest rates were 1.87%, 3.26%, and 4.75% for 2010, 2009 and 2008, respectively. The letters of credit issued and outstanding under the credit facility totaled $13 million and $7.2 million at September 30, 2010, and 2009, respectively.
10. Capital Stock
The 29,839,343 and 29,771,103 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2010, and 2009 represent the actual number of shares issued at the respective dates. The Company held 3,338,986 and 3,357,046 common shares in treasury at September 30, 2010, and 2009, respectively.
In July 2010, the Company’s Board of Directors authorized an open market common stock repurchase program of the Company’s shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2012. There were no stock repurchases during 2010, 2009 or 2008.
11. Share-Based Compensation
The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be 2,000,000 shares added to the authorized shares allocated for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2010, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 36,856 shares, respectively.
Stock Option Plans
The Company’s stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003, have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.
The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO’s stock calculated over the expected term of the option. The Company utilizes historical company data to develop its expected term assumption. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2010, 2009 and 2008, respectively: expected dividend yield of 0.9%, 0% and 0%; expected volatility of 48.1%, 39.3% and 34.8%; risk-free interest rate of 1.9%, 1.9% and 2.9%; and expected term of 3.9 years, 3.8 years and 3.8 years.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information regarding stock options awarded under the option plans is as follows:

	FY2010		FY2009		FY2008
		Estimated		Estimated		Estimated
		Weighted		Weighted		Weighted
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price

October 1,	891,826	$33.63	1,139,201	$30.40	1,558,941	$30.35
Granted	2,000	$32.55	129,300	$37.42	16,000	$35.82
Exercised	(73,765)	$12.03	(336,876)	$22.85	(295,339)	$24.83
Cancelled	(58,130)	$41.17	(39,799)	$45.03	(140,401)	$42.22

September 30,	761,931	$35.15	891,826	$33.63	1,139,201	$30.40
At September 30,
Reserved for future grant	949,062		935,345		1,010,014
Exercisable	677,538	$34.88	683,192	$31.61	884,812	$26.25

The aggregate intrinsic value of options exercised during 2010, 2009 and 2008 was $1.3 million, $5.2 million and $5.5 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2010, was $4.1 million. The weighted-average contractual life of stock options outstanding at September 30, 2010, was 1.3 years. The weighted-average fair value of stock options per share granted in 2010, 2009 and 2008 was $11.90, $12.11, and $10.98, respectively.
Summary information regarding stock options outstanding at September 30, 2010, is presented below:

	Options Outstanding
		Weighted-
		Average	Weighted
	Number	Remaining	Average
Range of	Outstanding at	Contractual	Exercise
Exercise Prices	Sept. 30, 2010	Life	Price

$8.61 - $13.64	82,710	1.0 year	$12.46
$14.52 - $27.44	129,908	1.9 years	$14.91
$32.55 - $42.99	304,665	1.3 years	$40.49
$43.83 - $54.88	244,648	1.0 year	$46.90

	761,931	1.3 years	$35.15

	Exercisable Options Outstanding
		Weighted
	Number	Average
Range of	Exercisable at	Exercise
Exercise Prices	Sept. 30, 2010	Price

$8.61 - $13.64	82,710	$12.46
$14.52 - $27.44	129,374	$14.86
$35.69 - $42.99	220,806	$41.70
$43.83 - $54.88	244,648	$46.90

	677,538	$34.88

Performance-accelerated Restricted Share Awards
The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards was $3.6 million, $2.8 million and $1.2 million for the fiscal years ended September 30, 2010, 2009 and 2008, respectively.
The following summary presents information regarding outstanding restricted share awards as of September 30, 2010, and changes during the period then ended:

		Weighted
	Shares	Avg. Price

Nonvested at October 1, 2009	300,354	$39.94
Granted	81,352	$37.88
Vested	(49,030)	$42.70
Cancelled	(28,500)	$40.42

Nonvested at September 30, 2010	304,176	$38.95

Non-Employee Directors Plan
The non-employee directors compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $0.5 million, $0.7 million and $0.7 million for the years ended September 30, 2010, 2009 and 2008, respectively.

36	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total share-based compensation cost that has been recognized in results of operations and included within SG&A (continuing operations) was $4.6 million, $4.9 million and $4 million for the years ended September 30, 2010, 2009 and 2008, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.8 million, $1.7 million and $1.1 million for the years ended September 30, 2010, 2009 and 2008, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2010, there was $6.5 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 years.
12. Retirement and Other Benefit Plans
Substantially all domestic employees are covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company’s defined benefit plan was frozen and no additional benefits have been accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for their defined benefit plan and has frozen the plan effective December 31, 2008 and no additional benefits have been accrued after that date. Effective October 1, 2009, the Company’s defined benefit plan and Doble’s benefit plan were merged into one plan. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee’s age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.
The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $0.7 million at September 30, 2010 and 2009, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company’s results of operations or financial condition.
The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2010, and a statement of the funded status as of September 30, 2010, and 2009:

	Pension Benefits
(Dollars in millions)	2010	2009

Reconciliation of benefit obligation

Net benefit obligation at beginning of year	$74.9	59.7
Service cost	0.2	0.4
Interest cost	4.0	4.2
Actuarial loss	4.2	13.9
Settlements	(0.8)	(0.3)
Gross benefits paid	(3.1)	(3.0)

Net benefit obligation at end of year	$79.4	74.9

	Pension Benefits
(Dollars in millions)	2010	2009

Reconciliation of fair value of plan assets

Fair value of plan assets at beginning of year	$46.5	48.0
Actual return on plan assets	4.2	(0.8)
Employer contributions	2.4	2.6
Gross benefits paid	(3.1)	(3.0)
Settlements	(0.8)	(0.3)

Fair value of plan assets at end of year	$49.2	46.5

	Pension Benefits
(Dollars in millions)	2010	2009

Funded Status
Funded status at end of year	$(30.2)	(28.4)
Unrecognized prior service cost	—	—
Unrecognized net actuarial (gain) loss	—	—

Accrued benefit cost	(30.2)	(28.4)

Amounts recognized in the Balance Sheet consist of:
Noncurrent asset	—	—
Current liability	(0.3)	(1.0)
Noncurrent liability	(29.9)	(27.4)
Accumulated other comprehensive income/loss (before tax effect)	34.1	30.5

Amounts recognized in Accumulated Other Comprehensive Income/Loss consist of:
Net actuarial loss	34.0	30.4
Prior service cost	0.1	0.1

Accumulated Other Comprehensive Income/Loss	$34.1	30.5

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2010, 2009 and 2008:

	Pension Benefits
(Dollars in millions)	2010	2009	2008

Service cost	$0.2	0.4	0.6
Interest cost	4.0	4.2	3.8
Expected return on plan assets	(4.1)	(4.3)	(4.3)
Net actuarial loss	0.9	0.2	0.2
Settlement gain	(0.5)	—	—

Net periodic benefit cost	0.5	0.5	0.3
Defined contribution plans	4.3	4.4	4.2

Total	$4.8	4.9	4.5

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
The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2010	2009	2008

Discount rate	5.50%	7.25%	6.25%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	8.00%	8.25%	8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2010	2009

Discount rate	5.0%	5.5%
Rate of increase in compensation levels	N/A	N/A

The assumed rate of increase in compensation levels is not applicable in 2010, 2009 and 2008 as the plan was frozen.
The asset allocation for the Company’s pension plans at the end of 2010 and 2009, the Company’s acceptable range and the target allocation for 2011, by asset category, follows:

	Target	Acceptable	Percentage of Plan
	Allocation	Range	Assets at Year-end
Asset Category	2011		2010	2009

Equity securities	60%	50-70%	63%	61%
Fixed income	40%	30-50%	35%	36%
Cash/cash equivalents	0%	0-5%	2%	3%

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
FAIR VALUE OF FINANCIAL MEASUREMENTS
The fair values of the Company’s defined benefit plan investments as of September 30, 2010, by asset category, are as follows:

(Dollars in millions)	Level 1	Level 2	Level 3	Total

Investments at Fair Value:
Cash and Cash Equivalents	$0.9	$—	$—	$0.9
Common and Preferred Stock Funds:
Domestic large capitalization	21.2	—	—	21.2
Domestic mid capitalization	3.9	—	—	3.9
Domestic small capitalization	1.0	—	—	1.0
International funds	5.2	—	—	5.2
Fixed Income Funds	—	16.3	—	16.3
Real Estate Investments	—	—	0.7	0.7

Total Investments at Fair Value	$32.2	16.3	0.7	49.2

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents: The carrying value of cash represents fair value as it consists of actual currency, and is classified as Level 1.

38	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Common and preferred stock funds: The plans’ common and preferred stock funds primarily consist of investments in listed U.S. and international company stock. The stock investments are valued using quoted prices from the various public markets. Most equity securities trade on formal exchanges, both domestic and foreign (e.g. NYSE, NASDAQ, LSE), and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades and are classified as Level 1.
Fixed income funds: Fixed income funds consist of investments in U.S. and foreign corporate credit, U.S. and foreign government issues (including agencies and mortgages), U.S. Treasuries, U.S. state and municipal securities and asset backed securities. These investments are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors, or are formally listed on exchanges, where dealers exchange bid and ask offers to arrive at most executed transaction prices. These investments are classified as Level 2.
Real estate investments: The plan invests in U.S. real estate through indirect ownership entities, which are structured as limited partnerships or private real estate investment trusts (REITs). Real estate investments are generally illiquid long-term assets valued in large part using inputs not readily observable in the public markets. All real estate investments are classified as Level 3.
EXPECTED CASH FLOWS
Information about the expected cash flows for the pension and other postretirement benefit plans follows:

	Pension	Other
(Dollars in millions)	Benefits	Benefits

Expected Employer Contributions — 2011	$6.3	0.1

Expected Benefit Payments
2011	3.6	0.1
2012	3.8	0.1
2013	4.3	0.1
2014	4.1	0.1
2015	4.3	0.1
2016-2020	$24.5	0.2

13. Derivative Financial Instruments
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. All derivative instruments are reported on the balance sheet at fair value. The derivative instruments are designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Including the impact of interest rate swaps outstanding, the interest rates on approximately 50% of the Company’s total borrowings were effectively fixed as of September 30, 2010. The following is a summary of the notional transaction amounts and fair values for the Company’s outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2010.

	Notional	Average	Average	Fair
(Dollars in thousands)	Amount	Rec Rate	Pay Rate	Value

Interest rate swaps	$80,000	0.26%	1.52%	$(13)
Interest rate swap*	$60,000	N/A	1.10%	$(469)

*	This swap represents a forward-starting swap and became effective in October 2010.
FAIR VALUE OF FINANCIAL INSTRUMENTS
Effective in fiscal 2009, the Company adopted the guidance in SFAS 157, now codified as FASB ASC 825, Financial Instruments, which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements.
At September 30, 2010, the Company’s financial statements included a liability of $0.5 million classified within accrued other expenses on the Company’s Consolidated Balance Sheet, and accumulated other comprehensive loss of $(0.3) million (net of deferred income tax effects of $0.2 million) relating to the fair value of the interest rate swaps.
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
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s interest rate swaps are valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company’s credit risk) and are classified within Level 2 of the valuation hierarchy, as presented below as of September 30, 2010:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Liabilities
Interest rate swaps	$—	$482	$—	$482

14. Other Financial Data
Items charged to operations during the years ended September 30, 2010, 2009 and 2008 included the following:

(Dollars in thousands)	2010	2009	2008

Salaries and wages (including fringes)	$160,780	153,416	144,199
Maintenance and repairs	3,440	3,807	3,356

Research and development (R&D) costs:
Company-sponsored	32,199	31,974	32,955
Customer-sponsored	4,035	2,937	5,293

Total R&D	$36,234	34,911	38,248
Other engineering costs	13,250	14,370	8,644

Total R&D and other engineering costs	$49,484	49,281	46,892
As a % of net sales	8.1%	8.0%	7.6%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2010, 2009, and 2008 is as follows:

(Dollars in thousands)	2010	2009	2008

Balance as of October 1,	$4,370	2,788	1,445
Additions charged to expense	1,813	4,086	3,387
Deductions	(2,306)	(2,504)	(2,044)

Balance as of September 30,	$3,877	4,370	2,788

15. Business Segment Information
The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Utility Solutions Group (USG), RF Shielding and Test (Test) and Filtration/Fluid Flow (Filtration).
The USG segment’s operations consist of: Aclara Power-Line Systems Inc. (Aclara PLS); Aclara RF Systems Inc. (Aclara RF); Aclara Software Inc. (Aclara Software) and Doble Engineering Company (Doble). Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara’s STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.
Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren). The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high-security data processing and secure communication.
The Filtration segment’s operations consist of: PTI Technologies Inc., VACCO Industries, Crissair, Inc. and TekPackaging LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.
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

40	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NET SALES

(Dollars in millions)

Year ended September 30,	2010	2009	2008

Utility Solutions	$348.3	374.0	352.7
Test	138.4	138.4	144.8
Filtration	120.8	106.7	116.1

Consolidated totals	$607.5	619.1	613.6

No customers exceeded 10% of sales in 2010. One customer (PG&E) exceeded 10% of sales in 2009 with sales of $106.2 million and in 2008 with sales of $110.2 million.
EBIT

(Dollars in millions)

Year ended September 30,	2010	2009	2008

Utility Solutions	$67.4	62.5	66.6
Test	12.2	14.1	13.9
Filtration	19.5	18.1	21.2
Reconciliation to consolidated totals (Corporate)	(25.5)	(24.1)	(20.6)

Consolidated EBIT	73.6	70.6	81.1
Less: interest expense	(3.9)	(7.4)	(9.8)

Earnings before income tax	$69.7	63.2	71.3

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,	2010	2009	2008

Utility Solutions	$207.5	193.2	198.3
Test	80.4	69.4	84.2
Filtration	79.2	61.7	59.7
Corporate	607.2	599.4	585.9

Consolidated totals	$974.3	923.7	928.1

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.
CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,	2010	2009	2008

Utility Solutions	$5.3	6.2	9.0
Test	1.9	1.5	5.9
Filtration	6.2	1.6	1.6
Corporate	—	—	0.2

Consolidated totals	$13.4	9.3	16.7

In addition to the above amounts, the Company incurred expenditures for capitalized software of $8.8 million, $5 million and $10.5 million in 2010, 2009 and 2008, respectively.
DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,	2010	2009	2008

Utility Solutions	$12.2	20.5	18.0
Test	2.3	2.2	1.8
Filtration	2.7	2.7	2.8
Corporate	4.9	4.9	4.5

Consolidated totals	$22.1	30.3	27.1

GEOGRAPHIC INFORMATION
Net sales

(Dollars in millions)

Year ended September 30,	2010	2009	2008

United States	$466.1	508.4	482.7
Far East	54.2	48.4	55.5
Europe	36.7	28.2	34.4
Other	50.5	34.1	41.0

Consolidated totals	$607.5	619.1	613.6

Long-lived assets

(Dollars in millions)

Year ended September 30,	2010	2009	2008

United States	$66.1	62.3	66.2
Europe	3.1	3.2	3.5
Other	3.4	4.0	2.7

Consolidated totals	$72.6	69.5	72.4

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.
16. Commitments and Contingencies
At September 30, 2010, the Company had $13 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth	Fiscal
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

2010

Net sales	$112,705	129,281	157,582	207,925	607,493
Net earnings from continuing operations	436	5,966	14,547	23,897	44,846
Net earnings from discontinued operations	—	—	—	—	—

Net earnings	436	5,966	14,547	23,897	44,846

Basic earnings per share:
Net earnings from continuing operations	0.02	0.23	0.55	0.90	1.70
Net earnings from discontinued operations	—	—	—	—	—

Net earnings	0.02	0.23	0.55	0.90	1.70

Diluted earnings per share:
Net earnings from continuing operations	0.02	0.22	0.55	0.89	1.68
Net earnings from discontinued operations	—	—	—	—	—

Net earnings	$0.02	0.22	0.55	0.89	1.68

2009

Net sales	$147,357	154,156	148,102	169,449	619,064
Net earnings from continuing operations	5,840	10,605	11,093	21,767	49,305
Net earnings (loss) from discontinued operations	(20)	(209)	332	—	103

Net earnings	5,820	10,396	11,425	21,767	49,408

Basic earnings (loss) per share:
Net earnings from continuing operations	0.22	0.41	0.42	0.83	1.88
Net earnings (loss) from discontinued operations	—	(0.01)	0.02	—	—

Net earnings	0.22	0.40	0.44	0.83	1.88

Diluted earnings (loss) per share:
Net earnings from continuing operations	0.22	0.40	0.42	0.82	1.86
Net earnings (loss) from discontinued operations	—	(0.01)	0.01	—	—

Net earnings	$0.22	0.39	0.43	0.82	1.86

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of acquisition and divestiture activity.
See Note 8 of Notes to Consolidated Financial Statements for discussion of the favorable settlement of uncertain tax positions in the 2009 fourth quarter that positively affected EPS by $0.19 related to the disposition of a portion of the MicroSep business in 2004.

42	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2010, based on these criteria.
Our internal control over financial reporting as of September 30, 2010, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Victor L. Richey	Gary E. Muenster
Chairman, Chief Executive Officer,	Executive Vice President,
and President	and Chief Financial Officer

44	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
ESCO Technologies Inc.:
We have audited the accompanying Consolidated Balance Sheets of ESCO Technologies Inc. and subsidiaries (the Company) as of September 30, 2010, and 2009, and the related Consolidated Statements of Operations, Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended September 30, 2010. We also have audited the Company’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.’s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on ESCO Technologies Inc.’s internal control over financial reporting based on our audits.
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
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2010, and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
St. Louis, Missouri
November 29, 2010

ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT	45

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	2010	2009	2008	2007	2006

For years ended September 30:
Net sales	$607.5	619.1	613.6	437.4	374.8
Net earnings from continuing operations	44.8	49.3	47.6	30.8	29.4
Net earnings (loss) from discontinued operations	—	0.1	(0.9)	2.9	1.9
Net earnings	44.8	49.4	46.7	33.7	31.3

Earnings (loss) per share:
Basic:
Continuing operations	$1.70	1.88	1.84	1.19	1.14
Discontinued operations	—	—	(0.04)	0.11	0.08

Net earnings	$1.70	1.88	1.80	1.30	1.22
Diluted:
Continuing operations	$1.68	1.86	1.81	1.17	1.11
Discontinued operations	—	—	(0.03)	0.11	0.08

Net earnings	$1.68	1.86	1.78	1.28	1.19

As of September 30:
Working capital from continuing operations	109.4	116.2	100.6	118.2	108.6
Total assets	974.3	923.7	928.1	576.1	488.7
Total debt	154.0	180.5	233.7	—	—
Shareholders’ equity	$556.0	517.3	468.2	415.5	376.4

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of acquisition and divestiture activity.
COMMON STOCK MARKET PRICE
ESCO’s common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol “ESE.” The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2010 and 2009.

	2010		2009
Quarter	High	Low	High	Low

First	$42.24	31.20	$49.20	24.84
Second	36.89	29.90	42.87	29.04
Third	33.78	24.76	45.99	36.70
Fourth	34.85	24.55	46.87	35.44

46	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT

SHAREHOLDERS’ SUMMARY
SHAREHOLDERS’ ANNUAL MEETING
The Annual Meeting of the Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 3, 2011, at the Company’s Corporate Headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company’s Annual Meeting web site at http://www.cfpproxy.com/5157.
CERTIFICATIONS
Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 19, 2010 and February 17, 2009, by the Company’s chief executive officer that he was not aware of any violations by the Company of NYSE’s corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company’s chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company’s Forms 10-K for its fiscal years ended September 30, 2010 and September 30, 2009.
10-K REPORT
A copy of the Company’s 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Kate Lowrey, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.
The Form 10-K is also available on the Company’s web site at www.escotechnologies.com.
INVESTOR RELATIONS
Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company’s web site at www.escotechnologies.com or via e-mail to klowrey@escotechnologies.com.
TRANSFER AGENT AND REGISTRAR
Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com
CAPITAL STOCK INFORMATION
ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,400 holders of record of shares of common stock at November 18, 2010.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

48	ESCO TECHNOLOGIES INC. 2010 ANNUAL REPORT