Form 10-K, Exhibit 13
period 2012-09-30
ESCO TECHNOLOGIES INC
filed 2012-11-29
CIK 866706

EXHIBIT 13

SECTIONS OF ANNUAL REPORT TO STOCKHOLDERS

INCORPORATED BY REFERENCE

Management’s Discussion and Analysis

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2012, 2011 and 2010 refer to the fiscal years ended September 30, 2012, 2011 and 2010, respectively, and are used throughout the document.

Introduction

ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reportable oper-ating segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration). The Company’s business segments are comprised of the following primary operating entities:

▶	USG: Aclara Technologies LLC (Aclara), and Doble Engineering Company (Doble),

▶	Test: EMC Group companies consisting primarily of ETS-Lindgren L.P. and Lindgren R.F. Enclosures, Inc., (On October 1, 2012, these entities were merged together and renamed ETS-Lindgren Inc.) and,

▶	Filtration: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), Crissair, Inc. (Crissair) and Thermoform Engineered Quality LLC (TEQ).

USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara’s STAR® Network system and TWACS® technology provide advanced radio-frequency and power-line based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and acquisitions.

Highlights of 2012 Operations

▶	Sales, net earnings and diluted earnings per share were $688.4 million, $46.9 million and $1.73 per share, respectively, compared to sales, net earnings and diluted earnings per share of $693.7 million, $52.5 million and $1.95 per share in 2011.

▶	Net cash provided by operating activities was approximately $53 million in 2012.

▶	At September 30, 2012, cash on hand was $30.2 million and outstanding debt was $115 million, for a net debt position of approximately $85 million. (Net debt position is defined as total debt less net cash.)

▶	2012 entered orders were $752.2 million resulting in a book-to-bill ratio of approximately 1.1x. Backlog at September 30, 2012, was $406.9 million compared to $343.1 million at September 30, 2011.

▶	The Company received $74.6 million in orders and recorded $13 million in sales during 2012 related to the Company’s agreement with Southern California Gas Co. (SoCalGas). SoCalGas’ project includes deployment of Aclara’s integrated hardware, software and network architecture solution to over six million customers throughout its service territory. As of September 30, 2012, total orders received from SoCalGas were $94.5 million. Subsequent to fiscal year-end, the Company received $41 million in orders in October 2012 from SoCalGas.

▶	The Company acquired a minority interest in Calico Energy, Inc. (Calico) for $3.3 million in 2012. Calico is a provider of demand response software used in smart grid deployments and will be offered in connection with Aclara’s Smart Communications Network solution.

▶	The Company declared dividends of $0.32 per share, totaling $8.6 million in payments during 2012.

▶	During the fourth quarter of 2012, the Company spent $5.4 million to repurchase approximately 150,000 shares of its common stock. Subsequent to fiscal year-end, the Company spent an additional $9.7 million to repurchase approximately 270,000 shares.

14	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

Results of Continuing Operations

NET SALES

				Change	Change
	Fiscal year ended			2012	2011
(Dollars in millions)	2012	2011	2010	vs. 2011	vs. 2010
USG	$317.7	349.6	348.3	(9.1)%	0.4%
Test	175.9	176.5	138.4	(0.3)%	27.5%
Filtration	194.8	167.6	120.8	16.2%	38.7%
Total	$688.4	693.7	607.5	(0.8)%	14.2%

Net sales decreased $5.3 million, or 0.8%, to $688.4 million in 2012 from $693.7 million in 2011. The decrease in net sales in 2012 as compared to the prior year was due to: a $31.9 million decrease in the USG segment; a $0.6 million decrease in the Test segment; partially offset by a $27.2 million increase in the Filtration segment.

USG

The net sales decrease of $31.9 million, or 9.1%, in 2012 as compared to the prior year was primarily due to: a $34.6 mil-lion decrease in net sales from Aclara due to lower deliveries of Advanced Metering Infrastructure (AMI) products for the New York City water project ($17.4 million), the Pacific Gas & Electric Company (PG&E) gas project ($18.4 million) and the Federal Commission of Electricity (CFE) electric project in Mexico ($29.6 million) as these projects near completion. Partially offsetting this sales decrease, sales to electric utility cooperatives increased $19 million and sales to SoCalGas increased $11.7 million in 2012 as compared to the prior year. Net sales from Doble increased $2.7 million in 2012 as compared to the prior year driven by an increase in service revenues.

The net sales increase of $1.3 million, or 0.4%, in 2011 as compared to 2010 was due to: a $21.8 million increase in net sales of Aclara’s TWACS® products primarily due to higher shipments to CFE; an $11.7 million increase in net sales from Doble driven by higher product shipments; a $3.3 million increase in net sales from Aclara’s software products mainly due to the Xtensible acquisition (acquired September 3, 2010); partially offset by a $32 million decrease in net sales from Aclara’s STAR® products related to the PG&E gas project and a $10 million decrease for the New York City water project.

Test

The net sales decrease of $0.6 million, or 0.3%, in 2012 as compared to the prior year was due to: a $6 million decrease in net sales from the segment’s U.S. operations primarily driven by lower shipments of shielding for a NASA project in Florida as the project nears completion; a $1.3 million decrease in net sales from the segment’s European operations; partially offset by a $7 million increase in net sales from the segment’s Asian operations due to several chamber projects in China.

The net sales increase of $38.1 million, or 27.5%, in 2011 as compared to 2010 was due to: a $15.5 million increase in net sales from the segment’s U.S. operations mainly driven by a large project for NASA in Florida; a $17.3 million increase in net sales from the segment’s European operations mainly due to the EMV acquisition that contributed $11 million; and a $5.4 million increase in net sales from the segment’s Asian operations due to several large chamber projects in Japan.

Filtration

The 16.2%, or $27.2 million increase in net sales in 2012 as compared to the prior year was due to: an $8.6 million increase in net sales from VACCO due to higher shipments of its Space products; a $6.6 million increase in net sales at TEQ mainly due to higher shipments to commercial customers; a $6.5 million increase in net sales at PTI driven by higher shipments of aerospace assemblies, elements and couplings; and a $5.5 million increase at Crissair mainly due to higher product shipments and price increases on its products.

The 38.7%, or $46.8 million increase in net sales in 2011 as compared to 2010 was due to: a $22.9 million increase in net sales from Crissair (which was acquired effective July 31, 2010); a $12.7 million increase at TEQ due to higher shipments of its ear thermometer probe cover product; an $8.2 million increase in net sales from VACCO due to higher shipments of Virginia Class submarine products and defense spares shipments; and a $3 million increase at PTI driven by higher shipments of aerospace assemblies and elements.

ORDERS AND BACKLOG

New orders received in 2012 were $752.2 million as compared to $676.1 million in 2011, resulting in order backlog of $406.9 million at September 30, 2012, as compared to order backlog of $343.1 million at September 30, 2011. In 2012, the Company recorded $380.1 million of orders related to USG products, $168.5 million related to Test products, and $203.6 million related to Filtration products. Orders are entered into backlog as firm purchase order commitments are received.

In 2011, the Company recorded $321.4 million of orders related to USG products, $189.1 million related to Test products, and $165.6 million related to Filtration products.

2012 ANNUAL REPORT	15

Management’s Discussion and Analysis

Aclara received $74.6 million in orders and recorded $13 million in sales during 2012 related to the Company’s agreement with SoCalGas. SoCalGas’ project includes deployment of Aclara’s integrated hardware, software and network architecture solution to over six million customers throughout its service territory. Most of the equipment will be ordered by placement of formal purchase orders under the agreement. As of September 30, 2012, total orders received from SoCalGas for AMI gas products were $94.5 million. Subsequent to September 30, 2012, the Company received $41 million in orders in October 2012 from SoCalGas.

Aclara received orders from PG&E for AMI products of $11.4 million, $17 million and $54 million during 2012, 2011 and 2010, respectively. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.9 million units and $280 million through September 30, 2012, as the contract nears completion.

2011

Aclara received an additional $21 million order to supply products to Mexico’s electric utility, CFE, related to its electric AMI deployment.

Aclara also received approximately $20 million of orders in 2011 from SoCalGas related to its gas AMI deployment.

The Test segment received a $6.5 million order for an anechoic test chamber in South America used to test telecommunications satellites, and a $5.4 million order in Turkey for a chamber used to identify electromagnetic interference for a variety of large motorized vehicles.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $186.1 million, or 27% of net sales in 2012, $182.5 million, or 26.3% of net sales in 2011, and $157.3 million, or 26% of net sales in 2010.

The increase in SG&A expenses in 2012 as compared to the prior year was mainly due to: a $3.5 million increase within the Filtration segment due to new product development costs for additional Space product applications, additional content on Airbus platforms, and an increase in head count; a $1.9 million increase within the Test segment due to the EMV acquisition (acquired February 28, 2011); partially offset by a $1.7 million decrease within the USG segment primarily due to lower new product development costs as projects were completed and the related products were introduced to the market.

The increase in SG&A expenses in 2011 as compared to 2010 was due to: an $11.4 million increase within the USG segment due to new product development, marketing and engineering expenses; a $7.7 million increase within the Test segment primarily due to the 2011 acquisition of EMV and SG&A to support the international marketplace expansion; and a $6.1 million increase within the Filtration segment mainly due to a full year of costs from Crissair (versus two months in 2010).

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $13.3 million in 2012, $12 million in 2011 and $11.6 million in 2010. The Company recorded $4.7 million, $4.7 million and $4.5 million in 2012, 2011 and 2010, respectively, related to Aclara’s TWACS NG capitalized software. Amortization of intangible assets included $4.5 million, $4.6 million and $4.8 million of amortization of acquired intangible assets related to the Company’s acquisitions in 2012, 2011 and 2010, respectively. The amortization of acquired intangible assets related to the Company’s acquisitions is included in the Corporate operating segment’s results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses) and are included in the respective segment’s operating results.

OTHER (INCOME) EXPENSES, NET

Other (income), net, was ($3.9) million in 2012 and ($5.1) mil-lion in 2011 compared to other expenses, net, of $2.9 million in 2010, respectively. The principal component in other (income) expenses, net, in 2012 and 2011 was ($4.5) million and ($7.6) million, respectively, of income representing a revaluation of the earnout liability related to the Xtensible acquisition. The principal item included in other expenses, net, in 2010 was $1.5 million of severance expenses. There were no other individually significant items included in other (income) expenses, net, in 2012, 2011 or 2010.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings before interest and taxes. EBIT on a consolidated basis is a non-GAAP financial measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company’s operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability

16	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

of the Company’s business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

EBIT

				Change	Change
	Fiscal year ended			2012	2011
(Dollars in millions)	2012	2011	2010	vs. 2011	vs. 2010
USG	$46.2	54.3	67.4	(14.9)%	(19.4)%
% of net sales	14.5%	15.5%	19.4%
Test	14.0	18.6	12.2	(24.7)%	52.5%
% of net sales	8.0%	10.5%	8.8%
Filtration	38.0	30.8	19.5	23.4%	57.9%
% of net sales	19.5%	18.4%	16.1%
Corporate	(24.2)	(24.2)	(25.5)	—%	(5.1)%
Total	$74.0	79.5	73.6	(6.9)%	8.0%
% of net sales	10.8%	11.5%	12.1%

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	2012	2011	2010
EBIT	$74.0	79.5	73.6
Less: Interest expense	(2.3)	(2.5)	(4.0)
Less: Income taxes	(24.8)	(24.5)	(24.8)
Net earnings	$46.9	52.5	44.8

USG

The $8.1 million decrease in EBIT in 2012 as compared to the prior year was due to Aclara’s decrease in net sales due to the wind-down of certain projects, such as the CFE electric project, New York City water project and the PG&E gas project as mentioned above. EBIT was favorably impacted by a $4.5 million gain related to the revaluation of the earnout liability related to the Xtensible acquisition.

The $13.1 million decrease in EBIT in 2011 as compared to 2010 was due to: lower sales volumes of Aclara’s STAR products at the PG&E gas project and New York City water project; partially offset by increases in EBIT due to increased sales volumes of Aclara’s TWACS products and Doble’s increase in sales. EBIT was negatively impacted by $6.5 million in charges related to the write-down of certain Aclara inventory which was determined to be obsolete as next generation AMI products are currently being offered for sale. EBIT was favorably impacted by a $7.6 million gain related to the revaluation of the earnout liability related to the Xtensible acquisition.

Test

The $4.6 million decrease in EBIT in 2012 as compared to the prior year was due to: a $4 million decrease related to the segment’s U.S. operations driven by lower sales volumes; a $2.2 million decrease related to the segment’s European operations driven by project delays and unexpected turnover of key employees in Germany, and additional investments in SG&A; partially offset by a $1.5 million increase from the segment’s Asian operations due to higher sales volumes.

The $6.4 million increase in EBIT in 2011 as compared to 2010 was due to: an increase of $4.8 million related to the segment’s U.S. operations driven by the higher sales volumes; and a $1.6 million increase related to the segment’s European and Asian operations also driven by additional sales volumes as mentioned earlier.

Filtration

EBIT increased $7.2 million in 2012 as compared to the prior year mainly due to the additional sales volumes at all operating units within the segment as mentioned above.

EBIT increased $11.3 million in 2011 as compared to 2010 mainly due to the additional sales volumes at VACCO, TEQ and PTI mentioned above as well as the full-year EBIT contribution from Crissair.

Corporate

Corporate operating charges included in consolidated EBIT remained consistent at $24.2 million in 2012 as compared to the prior year.

Corporate operating charges included in consolidated EBIT decreased $1.3 million in 2011 as compared to 2010 mainly due to a decrease in transaction costs related to acquisition activity and lower professional fees.

The “Reconciliation to Consolidated Totals (Corporate)” in Note 13 to the Consolidated Financial Statements represents Corporate office operating charges.

INTEREST EXPENSE, NET

Interest expense was $2.3 million in 2012, $2.5 million in 2011 compared to $4 million in 2010, respectively. The decrease in interest expense in 2012 as compared to the prior year was due to: lower average interest rates (1.2% vs. 1.4%) and lower average outstanding borrowings ($126 million vs. $143 million), partially offset by a $0.4 million increase due to the write-off of deferred financing costs related to the previous credit facility. The

2012 ANNUAL REPORT	17

Management’s Discussion and Analysis

decrease in interest expense in 2011 as compared to 2010 was due to lower average interest rates (1.4% vs. 1.9%) and lower average outstanding borrowings ($143 million vs. $171 million) under the revolving credit facility.

INCOME TAX EXPENSE

The effective tax rate for fiscal years 2012, 2011 and 2010 was 34.6%, 31.8% and 35.6%, respectively. The increase in the 2012 effective tax rate as compared to the prior year was primarily due to: the December 31, 2011, expiration of the research tax credit which increased the 2012 effective tax rate by 1.6%; the repatriation of foreign subsidiary earnings which increased the 2012 effective tax rate by 0.9%; releasing a foreign valuation allowance which reduced the 2011 effective tax rate by 1.3%; a purchase accounting correction increased the 2012 effective tax rate by 0.7%; and the release of uncertain tax positions as a result of the lapse of statute of limitations reduced the 2012 effective tax rate by 2.5% and the 2011 effective tax rate by 0.5%.

The decrease in the 2011 effective tax rate as compared to 2010 was mainly due to: the extension of the research tax credit which reduced the 2011 effective tax rate by 2%; the release of uncertain tax positions as a result of the lapse of statute of limitations reduced the 2011 effective tax rate by 0.5%; and the beneficial effect of foreign tax rates reduced the 2011 effective tax rate by 0.7%.

The Company’s foreign subsidiaries have accumulated unremitted earnings of $34 million and cash of $20.9 million at September 30, 2012. No deferred taxes have been provided on the accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company’s U.S. operations and it is the Company’s intention to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $5.6 million would be due, which would correspondingly reduce the Company’s net earnings. No significant portion of the Company’s foreign subsidiaries’ earnings was taxed at a very low tax rate.

Capital Resources and Liquidity

The Company’s overall financial position and liquidity are strong. Working capital (current assets less current liabilities) increased to $139.2 million at September 30, 2012, from $122.5 million at September 30, 2011, due to higher accounts receivable and inventory balances.

The $7 million increase in accounts receivable at Sep-tember 30, 2012, was mainly due to: a $15.7 million increase within the USG segment due to the timing of sales partially offset by an $8.1 million decrease in the Test segment due to timing of collections. The $11.1 million increase in inventory at September 30, 2012, was mainly due to: a $7.8 million increase in the Filtration segment due to timing of sales and accelerated material receipts for various programs at VACCO; and a $4.2 million increase in the USG segment.

Net cash provided by operating activities was $53.2 million, $75.9 million and $67 million in 2012, 2011 and 2010, respectively. The decrease in 2012 as compared to the prior year was due to a decrease in net earnings and higher operating working capital requirements.

Capital expenditures were $14.8 million, $13.7 million and $13.4 million in 2012, 2011 and 2010, respectively. The increase in 2012 as compared to 2011 was due to a $1.1 million increase for manufacturing equipment within the Filtration segment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2012. In addition, the Company incurred expenditures for capitalized software of $13.1 million, $14.2 million and $8.8 million in 2012, 2011 and 2010, respectively. The decrease in 2012 as compared to 2011 was mainly attributable to the Filtration segment’s purchase of new ERP software. The increase in 2011 as compared to the prior years was primarily due to a $3 million increase within the USG segment related to software development for new products.

The Company made required pension contributions of $4.8 million, $5.2 million and $1.4 million in 2012, 2011 and 2010, respectively.

ACQUISITIONS

2012

During 2012, the Company acquired a minority interest in Calico Energy, Inc. (Calico) for $3.3 million in cash. Calico, headquartered in Seattle, Washington is a provider of demand response software used in smart grid deployments and will be offered in connection with Aclara’s Smart Communications Network solution. This investment is accounted for under the cost method and is classified as a long-term Other asset on the Company’s consolidated balance sheet at September 30, 2012.

2011

On February 28, 2011, the Company acquired the capital stock of EMV Elektronische Messgerate Vertriebs - GmbH, together

18	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

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

On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition until September 30, 2012, were included within Aclara in the USG segment. As of October 1, 2012, Xtensible’s operating results will be included within Doble in the USG segment. The agreement includes contingent consideration based on target revenues to be paid out over the next three and one-half years from the date of acquisition. The Company recorded approximately $15 million of goodwill as a result of the transaction. During 2012, the Company revalued the earnout obligation based on current forecasted revenues and recorded a $4.5 million gain in Other (income) expenses, net.

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

BANK CREDIT FACILITY

At September 30, 2012, the Company had approximately $320 million available to borrow under the credit facility, plus a $250 million increase option, in addition to $30.2 million cash on hand, for a total of approximately $600 million. The Company classified $50 million as the current portion of long-term debt as of September 30, 2012, as the Company intends to repay this amount within the next 12 months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company’s ability to access the additional $250 million increase option of the credit facility is subject to acceptance by participating or other outside banks.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 17.5 to 35.0 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. As of September 30, 2012, the Company was in compliance with all bank covenants.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company’s capital requirements and operational needs for the foreseeable future.

DIVIDENDS

During 2010, the Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company paid dividends of $8.6 million, $8.5 million and $6.3 million in 2012, 2011 and 2010, respectively.

OUTLOOK — 2013

Management continues to see strong growth in 2013 across the business. Based on projected revenue growth of approximately 10 percent, Management expects 2013 operational EPS in the range of $2.30 to $2.50 per share, which excludes non-recurring restructuring charges described below. In addition, the 2013 effective tax rate is projected to be approximately 35%. On a quarterly basis, Management expects 2013 revenues and EPS to be more second-half weighted, with first quarter EPS being less than $0.10 per share. The Company plans to

2012 ANNUAL REPORT	19

Management’s Discussion and Analysis

consolidate the Test segment’s four domestic manufacturing facilities into three domestic locations, resulting in the closure of the Glendale Heights, Illinois, facility. The non-recurring restructuring costs are expected to be approximately $3 million and will be expensed over the first six months of 2013.

CONTRACTUAL OBLIGATIONS

The following table shows the Company’s contractual obligations as of September 30, 2012:

(Dollars in millions)	Payments due by period
		Less			More
Contractual		than	1 to 3	3 to 5	than
Obligations	Total	1 year	years	years	5 years
Long-Term Debt Obligation	$115.0	—	—	115.0	—
Estimated Interest Payments(1)	3.8	1.8	2.0	—	—
Operating Lease Obligations	24.0	7.6	10.9	5.0	0.5
PurchaseObligations(2)	13.2	13.1	0.1	—	—
Total	$156.0	22.5	13.0	120.0	0.5

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

As of September 30, 2012, the Company had $1.8 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

The Company has no off-balance-sheet arrangements outstanding at September 30, 2012.

SHARE REPURCHASES

In August 2012, the Company’s Board of Directors authorized an expanded stock repurchase program whereby Management may repurchase shares of its outstanding common stock in the open market and otherwise throughout the period ending September 30, 2013. The total value authorized is the lesser of $100 million, or the dollar limitation imposed by Section 6.07 of the Company’s Credit Agreement dated May 14, 2012. The previous authorization was set to expire September 30, 2012. During the fourth quarter of 2012, the Company repurchased $5.4 million or approximately 150,000 shares. Subsequent to fiscal year-end, the Company spent an additional $9.7 million to repurchase approximately 270,000 shares. There were no stock repurchases during 2011 or 2010.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company’s defined benefit pension plans are estimated to be approximately $2.5 million in 2013, approximately $3.5 million in 2014 and approximately $3 million in 2015.

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

Market Risk Analysis

MARKET RISK EXPOSURE

Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. There were no outstanding derivative instruments at September 30, 2012. The Company has determined that the market risk related to interest rates with respect to its variable debt is not material. The Company estimates that if market interest rates averaged one percentage point higher, the effect would have been less than 2% of net earnings for the year ended September 30, 2012.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated

20	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

in currencies other than the U.S. dollar. The foreign currency most significant to the Company’s operations is the Euro. Net sales to customers outside of the United States were $186.5 million, $181.3 million, and $141.4 million in 2012, 2011 and 2010, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The Company does not have material foreign currency market risk (e.g. net foreign currency transaction gain/loss was less than 2% of net earnings for fiscal years 2012, 2011 and 2010).

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the Consolidated Financial Statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company’s senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company’s Board of Directors on a periodic basis.

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

REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 65% of the segment’s revenue arrangements (approximately 30% of consolidated revenues) contain software components and/or multiple element arrangements. The application of these standards requires judgment, including the determination of whether an arrangement includes multiple elements and estimates of the fair value of the elements, using vendor-specific objective evidence of fair value (VSOE), if it exists, otherwise third-party evidence (TPE) or estimated selling price (ESP). Changes to the elements in an arrangement, and the ability to identify fair value for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 35% of the segment’s revenues (approximately 15% of consolidated revenues) represent products sold under a single element arrangement and are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements and the application of the guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 60% of the segment’s revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion method due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance in a period. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

2012 ANNUAL REPORT	21

Management’s Discussion and Analysis

Filtration Segment: Within the Filtration segment, approximately 65% of segment revenues (approximately 20% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 35% of segment revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

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

Management regularly assesses the Company’s position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of Financial Accounting Standards Board (FASB) ASC Topic 740, Income Taxes (ASC 740). The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return based upon ASC 740. Additional future income tax expense or benefit may be recognized once the positions are effectively settled. It is the Company’s policy to follow FASB ASC 740-10-45-20 and record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

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

22	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

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

GOODWILL AND OTHER LONG-LIVED ASSETS

Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2012, the Company has determined that no reporting units are at risk of material goodwill impairment as the fair value of each reporting unit substantially exceeded its carrying value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses/gains that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2013, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 3.75% to 3.5%, the projected benefit obligation for the defined benefit plan would increase by approximately $3 million and result in an additional after-tax charge to shareholders’ equity of approximately $1.9 million. The discount rate used in measuring the Company’s pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

Other Matters

CONTINGENCIES

As a normal course of business in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved or covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. There were no outstanding derivative instruments at September 30, 2012. See further discussion in “Management’s Discussion and Analysis — Market Risk Analysis” regarding the Company’s market risks.

2012 ANNUAL REPORT	23

Management’s Discussion and Analysis

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

New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). This ASU updates the rules on testing indefinite-lived intangible assets other than goodwill for impairment and permits the option to perform a qualitative assessment of the fair value of indefinite-lived intangible assets. This update is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, and is not expected to have a material impact on the Company’s financial statements.

Forward-Looking Information

Statements regarding future events and the Company’s future results that are based on current expectations, estimates, forecasts and projections about the Company’s performance and the industries in which the Company operates, the amount and timing of 2013 revenues and EPS, adequacy of the Company’s credit facilities and future cash flows, the anticipated size of SoCalGas’ deployment, the outcome of current litigation, claims and charges, the anticipated timing and amount of lost deferred tax assets, continued reinvestment of foreign earnings, the accuracy of the Company’s estimates utilized in software revenue recognition, the accuracy of the Company’s estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the timing and amount of the reduction of unrecognized tax benefits, repayment of debt within the next 12 months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, market risk related to interest rates, the impact of FASB Update No. 2012-02, performance improvement initiatives, growth opportunities, new product development, the Company’s ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-3), and Management’s Discussion and Analysis and other statements contained herein which are not strictly historical are considered “forward-looking statements” within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment including, but not limited to those described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, and the following: changes in requirements or financial constraints impacting SoCalGas; the impacts of natural disasters such as hurricanes on the Company’s operations and those of the Company’s customers and suppliers; the timing and content of future customer orders; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company’s competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company’s successful execution of internal restructuring plans.

24	ESCO TECHNOLOGIES INC.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)
Years ended September 30,	2012	2011	2010

Net sales	$688,403	693,711	607,493

Costs and expenses:
Cost of sales	418,879	424,846	361,942
Selling, general and administrative expenses	186,079	182,530	157,348
Amortization of intangible assets	13,322	11,982	11,633
Interest expense, net	2,340	2,493	3,977
Other (income) expenses, net	(3,901)	(5,098)	2,928

Total costs and expenses	616,719	616,753	537,828

Earnings before income tax	71,684	76,958	69,665
Income tax expense	24,805	24,457	24,819

Net earnings	$46,879	52,501	44,846

Earnings per share:
Basic:
Net earnings	$1.76	1.97	1.70

Diluted:
Net earnings	1.73	1.95	1.68

Average common shares outstanding (in thousands):
Basic	26,699	26,588	26,450
Diluted	27,030	26,903	26,738

See accompanying Notes to Consolidated Financial Statements.

2012 ANNUAL REPORT	25

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
Years ended September 30,	2012	2011

ASSETS

Current assets:
Cash and cash equivalents	$30,215	34,158
Accounts receivable, less allowance for doubtful accounts of $1,927 and $2,044 in 2012 and 2011, respectively	151,051	144,083
Costs and estimated earnings on long-term contracts, less progress billings of $30,534 and $11,416 in 2012 and 2011, respectively	14,567	12,974
Inventories	108,061	96,986
Current portion of deferred tax assets	22,313	20,630
Other current assets	17,237	19,523

Total current assets	343,444	328,354

Property, plant and equipment:
Land and land improvements	4,984	4,986
Buildings and leasehold improvements	53,278	52,648
Machinery and equipment	93,663	85,440
Construction in progress	5,135	2,779

	157,060	145,853

Less accumulated depreciation and amortization	81,184	72,786

Net property, plant and equipment	75,876	73,067

Intangible assets, net	231,473	231,848
Goodwill	361,280	361,864
Other assets	21,680	16,704

Total Assets	$1,033,753	1,011,837

See accompanying Notes to Consolidated Financial Statements.

26	ESCO TECHNOLOGIES INC.

Consolidated Balance Sheets

(Dollars in thousands)
Years ended September 30,	2012	2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$50,000	$50,000
Accounts payable	54,049	54,037
Advance payments on long-term contracts, less costs incurredof $31,534 and $30,925 in 2012 and 2011, respectively	21,700	23,667
Accrued salaries	25,717	26,040
Current portion of deferred revenue	24,920	24,499
Accrued other expenses	27,819	27,594

Total current liabilities	204,205	205,837

Pension obligations	35,480	33,439
Deferred tax liabilities	88,675	85,313
Other liabilities	9,080	11,538
Long-term debt	65,000	75,000

Total liabilities	402,440	411,127

Shareholders’ equity:
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 30,044,486 and 29,956,904 shares in 2012 and 2011, respectively	300	300
Additional paid-in capital	279,392	275,807
Retained earnings	441,566	403,241
Accumulated other comprehensive loss, net of tax	(25,378)	(19,191)

	695,880	660,157

Less treasury stock, at cost (3,453,249 and 3,320,926 common shares in 2012 and 2011, respectively)	(64,567)	(59,447)

Total shareholders’ equity	631,313	600,710

Total Liabilities and Shareholders’ Equity	$1,033,753	1,011,837

See accompanying Notes to Consolidated Financial Statements.

2012 ANNUAL REPORT	27

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive	Treasury
(In thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total

Balance, September 30, 2009	29,771	$298	265,794	322,878	(11,598)	(60,032)	517,340

Comprehensive income:
Net earnings	—	—	—	44,846	—	—	44,846
Translation adjustments	—	—	—	—	(1,557)	—	(1,557)
Net unrecognized actuarial loss, net of tax of $1,422	—	—	—	—	(2,234)	—	(2,234)
Interest rate swap, net of tax of $(385)	—	—	—	—	596	—	596

Comprehensive income							41,651

Cash dividends declared ($0.32 per share)	—	—	—	(8,450)	—	—	(8,450)

Stock options and stock compensation plans, net of tax benefit of $(105)	68	—	5,149	—	—	292	5,441

Balance, September 30, 2010	29,839	298	270,943	359,274	(14,793)	(59,740)	555,982

Comprehensive income:
Net earnings	—	—	—	52,501	—	—	52,501
Translation adjustments	—	—	—	—	(333)	—	(333)
Net unrecognized actuarial loss, net of tax of $2,689	—	—	—	—	(4,354)	—	(4,354)
Interest rate swap, net of tax of $(187)	—	—	—	—	289	—	289

Comprehensive income							48,103

Cash dividends declared ($0.32 per share)	—	—	—	(8,534)	—	—	(8,534)

Stock options and stock compensation plans,net of tax benefit of $(55)	118	2	4,864	—	—	293	5,159

Balance, September 30, 2011	29,957	300	275,807	403,241	(19,191)	(59,447)	600,710

Comprehensive income:
Net earnings	—	—	—	46,879	—	—	46,879
Translation adjustments	—	—	—	—	(2,018)	—	(2,018)
Net unrecognized actuarial loss, net of tax of $2,769	—	—	—	-—	(4,171)	—	(4,171)
Interest rate swap, net of tax of $(1)	—	—	—	—	2	—	2

Comprehensive income							40,692

Cash dividends declared ($0.32 per share)	—	—	—	(8,554)	—	—	(8,554)

Stock options and stock compensation plans, net of tax benefit of $(123)	87	—	3,585	—	—	283	3,868

Purchases into treasury	—	—	—	—	—	(5,403)	(5,403)

Balance, September 30, 2012	30,044	$300	279,392	441,566	(25,378)	(64,567)	631,313

See accompanying Notes to Consolidated Financial Statements.

28	ESCO TECHNOLOGIES INC.

Consolidated Statements of CASH FLOWS

(Dollars in thousands)
Years ended September 30,	2012	2011	2010
Cash flows from operating activities:
Net earnings	$46,879	52,501	44,846
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	24,782	23,521	22,137
Stock compensation expense	4,602	4,670	4,558
Changes in current assets and liabilities	(17,614)	(1,542)	(9,615)
Effect of deferred taxes on tax provision	4,381	3,551	4,059
Change in acquisition earnout obligation	(4,459)	(7,595)	—
Pension contributions	(4,800)	(5,230)	(1,368)
Change in deferred revenue and costs, net	549	2,565	329
Amortization of prepaid debt fees	1,030	772	257
Change in uncertain tax positions	(1,738)	294	765
Other	(448)	2,359	1,055
Net cash provided by operating activities	53,164	75,866	67,023
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(3,345)	(4,982)	(32,316)
Change in restricted cash (acquisition escrow)	1,367	1,361	2,041
Capital expenditures	(14,754)	(13,709)	(13,438)
Additions to capitalized software	(13,080)	(14,151)	(8,827)
Net cash used by investing activities	(29,812)	(31,481)	(52,540)
Cash flows from financing activities:
Proceeds from long-term debt	192,455	49,370	40,000
Principal payments on long-term debt	(202,455)	(78,370)	(66,467)
Dividends paid	(8,554)	(8,534)	(6,335)
Purchases of shares into treasury	(5,403)	—	—
Deferred financing costs	(1,937)	—	—
Other	617	1,132	1,755
Net cash used by financing activities	(25,277)	(36,402)	(31,047)
Effect of exchange rate changes on cash and cash equivalents	(2,018)	(333)	(1,558)
Net (decrease) increase in cash and cash equivalents	(3,943)	7,650	(18,122)
Cash and cash equivalents at beginning of year	34,158	26,508	44,630
Cash and cash equivalents at end of year	$30,215	34,158	26,508
Changes in current assets and liabilities:
Accounts receivable, net	$(6,968)	(1,786)	(27,960)
Costs and estimated earnings on long-term contracts, net	(1,593)	(231)	(1,985)
Inventories	(11,075)	(12,459)	5,926
Other assets	4,075	35	(2,397)
Accounts payable	12	(6,118)	10,597
Advance payments on long-term contracts, net	(1,967)	17,938	2,889
Accrued expenses	(98)	1,079	3,315
	$(17,614)	(1,542)	(9,615)
Supplemental cash flow information:
Interest paid	$1,588	1,959	3,536
Income taxes paid (including state & foreign)	16,544	21,895	21,378

See accompanying Notes to Consolidated Financial Statements.

2012 ANNUAL REPORT	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.

B. BASIS OF PRESENTATION

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2012, and 2011.

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

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful trade receivables, inventory obsolescence, warranty reserves, value of equity-based awards, goodwill and purchased intangible asset valuations, asset impairments, employee benefit plan liabilities, income tax liabilities and assets and related valuation allowances, uncertain tax positions, estimates on long-term contracts, and litigation and other loss contingencies. Actual results could differ from those estimates.

E. REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 65% of the segment’s revenue arrangements (approximately 30% of consolidated revenues) contain software components and/or multiple element arrangements. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. The segment’s revenue arrangements within Aclara generally include multiple products and services, or “elements” consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support or “PCS”). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The Company allocates consideration to each deliverable in an arrangement based on its relative selling price. When arrangements have both software and non-software elements, the Company allocates consideration to each element using vendor-specific objective evidence (VSOE), if it exists, otherwise third-party evidence (TPE) is utilized. If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price (ESP). The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers or, if applicable, the stated renewal rate in the agreement. TPE is determined by the prices charged by the Company’s competitors for a similar deliverable when sold separately. The objective of ESP is to determine the price at which the Company would transact if the product or service were sold on a stand-alone basis. The application of these

30	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements.

Hardware is considered a specified element in the software arrangement and VSOE has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element; therefore, the Company uses TPE or ESP based on the number of endpoints. The Company has established VSOE for the PCS element by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately. Approximately 35% of segment revenues (approximately 15% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements generally consisting of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, and, as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis. Approximately 60% of the segment’s revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion method due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this guidance include the construction and installation of complex test chambers to a buyer’s specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this guidance, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones. If a reliable measure of output cannot be established (which applies in less than 10% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company’s operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates.

Filtration Segment: Within the Filtration segment, approx-imately 65% of revenues (approximately 20% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 35% of segment revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion method. Products accounted for under this guidance include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this guidance, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

2012 ANNUAL REPORT	31

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

J. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed primarily on a straight-line basis over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 3-10 years; and office furniture and equipment, 3-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value.

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

Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 3 regarding goodwill and other intangible assets activity.

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

32	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

N. RESEARCH AND DEVELOPMENT COSTS

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

O. FOREIGN CURRENCY TRANSLATION

The financial statements of the Company’s foreign operations are translated into U.S. dollars in accordance with FASB ASC Topic 830, Foreign Currency Matters. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

P. EARNINGS PER SHARE

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

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	2012	2011	2010
Weighted Average Shares Outstanding — Basic	26,699	26,588	26,450
Dilutive Options and Performance- Accelerated Restricted Stock	331	315	288
Shares — Diluted	27,030	26,903	26,738

Options to purchase 126,787 shares at prices ranging from $35.69-$45.81 were outstanding during the year ended September 30, 2012, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 372,653 shares at prices ranging from $32.55-$54.88 were outstanding during the year ended September 30, 2011, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 569,363 shares at prices ranging from $32.55-$54.88 were outstanding during the year ended September 30, 2010, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in various periods through 2014.

Approximately 175,000, 173,000 and 214,000 restricted shares were outstanding but unearned at September 30, 2012, 2011 and 2010, respectively, and, therefore, were not included in the respective years’ computations of diluted EPS.

Q. SHARE-BASED COMPENSATION

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

R. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss of $(25.4) million at September 30, 2012, consisted of $(28.7) million related to the pension net actuarial loss; and $3.3 million related to currency

2012 ANNUAL REPORT	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

translation adjustments. Accumulated other comprehensive loss of $(19.2) million at September 30, 2011, consisted of $(24.5) million related to the pension net actuarial loss; and $5.3 million related to currency translation adjustments.

S. DEFERRED REVENUE AND COSTS

Deferred revenue and costs are recorded when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service.

T. DERIVATIVE FINANCIAL INSTRUMENTS

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

U. NEW ACCOUNTING STANDARDS

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). This ASU updates the rules on testing indefinite-lived intangible assets other than goodwill for impairment and permits the option to perform a qualitative assessment of the fair value of indefinite-lived intangible assets. This update is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, and is not expected to have a material impact on the Company’s financial statements.

2. Acquisitions

2012

During 2012, the Company acquired a minority interest in Calico Energy, Inc. (Calico) for $3.3 million in cash. Calico, headquartered in Seattle, Washington, is a provider of demand response software used in smart grid deployments and will be offered in connection with Aclara’s Smart Communications Network solution. This investment is accounted for under the cost method and is classified as a long-term Other asset on the Company’s consolidated balance sheet at September 30, 2012.

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

On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within the USG segment (as part of Aclara through 2012). The agreement includes contingent consideration based on target revenues to be earned and paid out over the three and a half year period from the date of acquisition. The Company recorded approximately $15 million of goodwill as a result of

34	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the transaction. The Company revalued the earnout obligation based on current forecasted revenues and recorded income of $4.5 million and $7.6 million in Other (income) expenses, net in 2012 and 2011, respectively.

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

3. Goodwill and Other Intangible Assets

Included on the Company’s Consolidated Balance Sheets at September 30, 2012, and 2011 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2012	2011
Goodwill	$361.3	361.9

Intangible assets with determinable lives:
Patents
Gross carrying amount	$13.5	13.5
Less: accumulated amortization	13.3	13.3
Net	$0.2	0.2

Capitalized software
Gross carrying amount	$129.8	116.7
Less: accumulated amortization	67.0	57.4
Net	$62.8	59.3

Customer Relationships
Gross carrying amount	$61.4	61.4
Less: accumulated amortization	14.7	11.6
Net	$46.7	49.8

Other
Gross carrying amount	$10.3	10.3
Less: accumulated amortization	10.3	9.6
Net	$—	0.7

Intangible assets with indefinite lives:
Trade names	$121.7	121.8

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2012 and concluded no impairment existed at September 30, 2012.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2012, and 2011 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total
Balance as of September 30, 2010	$296.1	30.5	29.1	355.7
Acquisitions/adjustments	1.7	4.3	0.2	6.2
Balance as of September 30, 2011	297.8	34.8	29.3	361.9
Acquisitions/adjustments	(0.5)	(0.1)	—	(0.6)
Balance as of September 30, 2012	$297.3	34.7	29.3	361.3

Amortization expense related to intangible assets with determinable lives was $13.3 million, $12 million and $11.6 million in 2012, 2011 and 2010, respectively. The Company recorded $4.7 million, $4.7 million and $4.5 million of amortization expense related to Aclara PLS’s TWACS NG software in 2012, 2011 and 2010, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Customer relationships are generally amortized over twenty years. Intangible asset amortization for fiscal years 2013 through 2017 is estimated at approximately $12 million per year.

4. Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2012, and 2011:

(Dollars in thousands)	2012	2011
Commercial	$147,685	137,498
U.S. Government and prime contractors	3,366	6,585
Total	$151,051	144,083

2012 ANNUAL REPORT	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Inventories

Inventories consist of the following at September 30, 2012, and 2011:

(Dollars in thousands)	2012	2011
Finished goods	$30,250	30,192
Work in process — including long-term contracts	30,372	23,139
Raw materials	47,439	43,655
Total	$108,061	96,986

6. Property, Plant and Equipment

Depreciation expense of property, plant and equipment for the years ended September 30, 2012, 2011 and 2010 was $11.4 million, $11.5 million and $10.5 million, respectively.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2012, 2011 and 2010 was $8.3 million, $8.1 million and $7.7 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2012, are:

(Dollars in thousands)
Years ending September 30:
2013	$7,585
2014	6,096
2015	4,811
2016	3,291
2017 and thereafter	2,251
Total	$24,034

7. Income Tax Expense

Total income tax expense (benefit) for the years ended September 30, 2012, 2011 and 2010 was allocated to income tax expense from continuing operations.

The components of income before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	2012	2011	2010
United States	$67,297	73,275	66,639
Foreign	4,387	3,683	3,026
Total income before income taxes	$71,684	76,958	69,665

The principal components of income tax expense (benefit) for the years ended September 30, 2012, 2011 and 2010 consist of:

(Dollars in thousands)	2012	2011	2010
Federal
Current	$16,868	15,708	17,585
Deferred	4,084	5,578	4,199
State and local:
Current	1,659	2,218	2,193
Deferred	531	580	230
Foreign:
Current	1,897	3,104	1,130
Deferred	(234)	(2,731)	(518)
Total	$24,805	24,457	24,819

The actual income tax expense (benefit) for the years ended September 30, 2012, 2011 and 2010 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2012	2011	2010
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local, net of Federal benefits	3.3	3.6	3.1
Foreign	0.1	(2.2)	(1.5)
Research credit	(0.4)	(2.0)	0.3
Domestic production deduction	(2.4)	(2.5)	(1.9)
Change in uncertain tax positions	(2.6)	(0.5)	0.1
Purchase accounting adjustment	0.7	—	—
Other, net	0.9	0.4	0.5
Effective income tax rate	34.6%	31.8%	35.6%

36	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2012, and 2011 are presented below.

(Dollars in thousands)	2012	2011
Deferred tax assets:
Inventories, long-term contract accounting, contract cost reserves and other	$7,819	6,029
Pension and other postretirement benefits	13,437	11,341
Net operating loss carryforward — domestic	562	687
Net operating loss carryforward — foreign	3,841	3,419
Capital loss carryforward	240	240
Other compensation-related costs and other cost accruals	17,589	17,316
State credit carryforward	997	1,240
Total deferred tax assets	44,485	40,272
Deferred tax liabilities:
Plant and equipment, depreciation methods, acquisition asset allocations, and other	(109,905)	(104,082)
Net deferred tax liabilities before valuation allowance	(65,420)	(63,810)
Less valuation allowance	(942)	(873)
Net deferred tax liabilities	$(66,362)	(64,683)

The Company has a foreign net operating loss carryforward of $12.5 million at September 30, 2012, which reflects tax loss carryforwards in Brazil, Germany and the United Kingdom. These losses have no expiration date. The Company also has net state research and other credit carryforwards of $1 million of which $0.6 million expires between 2022 and 2027. The remaining $0.4 million does not have an expiration date.

At September 30, 2012, the Company has established a valuation allowance of $0.2 million against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain net operating loss (NOL) carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $0.7 million at September 30, 2012, and 2011, respectively. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.

The Company’s foreign subsidiaries have accumulated unremitted earnings of $34 million and cash of $20.9 million at September 30, 2012. No deferred taxes have been provided on the accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company’s U.S. operations and it is the Company’s intention to reinvest these earnings indefinitely. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $5.6 million would be due, which would correspondingly reduce the Company’s net earnings. No significant portion of the Company’s foreign subsidiaries’ earnings was taxed at a very low tax rate.

As of September 30, 2012, the Company had $1.8 million of unrecognized benefits (see table below), which, net of Federal benefit, if recognized, would affect the Company’s effective tax rate.

A reconciliation of the Company’s unrecognized tax benefits for the years ended September 30, 2012, and 2011 is presented in the table below:

(Dollars in millions)	2012	2011
Balance as of October 1,	$3.6	3.2
Increases related to prior year tax positions	—	0.7
Decreases related to prior year tax positions	(0.3)	—
Increases related to current year tax positions	0.1	0.2
Lapse of statute of limitations	(1.6)	(0.5)
Balance as of September 30,	$1.8	3.6

The Company anticipates a $0.2 million reduction in the amount of unrecognized tax benefits in the next 12 months as a result of a lapse of the applicable statute of limitations. The Company’s policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2012, 2011 and 2010, the Company had accrued interest related to uncertain tax positions of $0.1 million, $0.2 million and $0.1 million, respectively, net of Federal income tax benefit, on its Consolidated Balance Sheet. No significant penalties have been accrued.

The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. The U.S. Federal tax years for the periods ended September 30, 2009, and forward remain subject to income tax examination. Various state tax years for the periods ended September 30, 2008, and forward remain subject to income tax examinations.

2012 ANNUAL REPORT	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company’s financial position, statements of cash flows, or results of operations.

8. Debt

Debt consists of the following at September 30, 2012, and 2011:

(Dollars in thousands)	2012	2011
Revolving credit facility, including current portion	$115,000	125,000
Current portion of long-term debt	(50,000)	(50,000)
Total long-term debt, less current portion	$65,000	75,000

On May 14, 2012, the Company entered into a new $450 million five-year revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, PNC Bank, N.A., as syndication agent, and eight other participating lenders (the “Credit Facility”). The Credit Facility replaced the Company’s $330 million revolving credit facility that would otherwise have matured in November, 2012. Through a credit facility expansion option, the Company may elect to increase the size of the Credit Facility by entering into incremental term loans, in any agreed currency, at a minimum of $25 million each up to a maximum of $250 million aggregate.

At September 30, 2012, the Company had approximately $320 million available to borrow under the Credit Facility, plus a $250 million increase option, in addition to $30.2 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2012, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company’s ability to access the additional $250 million increase option of the Credit Facility is subject to acceptance by participating or other outside banks.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 17.5 to 35.0 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the Credit Facility include a leverage ratio and an interest coverage ratio. During 2012 and 2011, the maximum aggregate short-term borrowings at any month-end were $141 million and $159 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $126 million and $143 million, respectively; and the weighted average interest rates were 1.20%, 1.40%, and 1.87% for 2012, 2011 and 2010, respectively. The letters of credit issued and outstanding under the Credit Facility totaled $15.3 million and $15 million at September 30, 2012, and 2011, respectively.

9. Capital Stock

The 30,044,486 and 29,956,904 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2012, and 2011 represent the actual number of shares issued at the respective dates. The Company held 3,453,249 and 3,320,926 common shares in treasury at September 30, 2012, and 2011, respectively.

In August 2012, the Company’s Board of Directors authorized an expanded stock repurchase program whereby Management may repurchase shares of its outstanding common stock in the open market and otherwise throughout the period ending September 30, 2013. The total value authorized is the lesser of $100 million, or the dollar limitation imposed by Section 6.07 of the Company’s Credit Agreement dated May 14, 2012. The previous authorization was set to expire September 30, 2012. The Company repurchased approximately 150,000 shares during 2012 and there were no stock repurchases in 2011 or 2010.

10. Share-Based Compensation

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan.

Stock Option Plans

The Company’s stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003, have a 10-year contractual life from date of issuance, expiring in various periods through 2013.

38	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO’s stock calculated over the expected term of the option. The Company utilizes historical company data to develop its expected term assumption. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. There were no stock option grants during 2012 or 2011. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2010: expected dividend yield of 0.9%; expected volatility of 48.1%; risk-free interest rate of 1.9%; and expected term of 3.9 years.

Information regarding stock options awarded under the option plans is as follows:

	FY2012		FY2011		FY2010
		Estimated		Estimated		Estimated
		Weighted		Weighted		Weighted
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price
October 1,	435,054	$35.58	761,931	$35.15	891,826	$33.63
Granted	—	—	—	—	2,000	$32.55
Exercised	(100,872)	$14.98	(104,912)	$13.18	(73,765)	$12.03
Cancelled	(208,366)	$45.18	(221,965)	$44.67	(58,130)	$41.17
September 30,	125,816	$36.29	435,054	$35.58	761,931	$35.15
At September 30,
Reserved for future grant	1,301,090		1,115,776		949,062
Exercisable	125,149	$36.31	397,073	$35.42	677,538	$34.88

The aggregate intrinsic value of options exercised during 2012, 2011 and 2010 was $2 million, $2.4 million and $1.3 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2012, was $0.3 million. The weighted-average contractual life of stock options outstanding at September 30, 2012, was 0.9 years. The weighted-average fair value of stock options per share granted in 2012, 2011 and 2010 was zero, zero, and $11.90, respectively.

Summary information regarding stock options outstanding at September 30, 2012, is presented below:

	Options Outstanding

		Weighted-
		Average	Weighted
	Number	Remaining	Average
Range of	Outstanding at	Contractual	Exercise
Exercise Prices	Sept. 30, 2012	Life	Price
$17.29 - $32.55	8,000	0.8 years	$21.11
$35.69 - $36.70	15,000	0.2 years	$35.82
$37.54 - $37.98	102,816	1.0 years	$37.54
	125,816	0.9 years	$36.29

	Exercisable Options Outstanding

		Weighted
	Number	Average
Range of	Exercisable at	Exercise
Exercise Prices	Sept. 30, 2012	Price
$17.29 - $32.55	7,333	$20.06
$35.69 - $36.70	15,000	$35.82
$37.54 - $37.98	102,816	$37.54
	125,149	$36.31

Performance-accelerated Restricted Share Awards

The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain targets based on market conditions are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance

2012 ANNUAL REPORT	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards was $4 million, $3.6 million and $3.6 million for the fiscal years ended September 30, 2012, 2011 and 2010, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2012, and changes during the period then ended:

		Weighted
	Shares	Avg. Price
Nonvested at October 1, 2011	486,908	$33.41
Granted	—	$—
Vested	(81,835)	$37.14
Cancelled	(625)	$38.09
Nonvested at September 30, 2012	404,448	$32.65

Non-Employee Directors Plan

The non-employee directors compensation plan provides to each non-employee director a retainer of 900 common shares per quarter. Compensation expense related to the non-employee director grants was $0.6 million, $0.6 million and $0.5 million for the years ended September 30, 2012, 2011 and 2010, respectively.

Total Share-Based Compensation

The total share-based compensation cost that has been recognized in results of operations and included within SG&A was $4.6 million, $4.7 million and $4.6 million for the years ended September 30, 2012, 2011 and 2010, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.6 million, $1.8 million and $1.8 million for the years ended September 30, 2012, 2011 and 2010, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2012, there was $5.9 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.6 years.

11. Retirement and Other Benefit Plans

Substantially all domestic employees are covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company’s defined benefit plan was frozen and no additional benefits have been accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for its defined benefit plan and has frozen the plan effective December 31, 2008, and no additional benefits have been accrued after that date. Effective October 1, 2009, the Company’s defined benefit plan and Doble’s benefit plan were merged into one plan. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee’s age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.8 million at September 30, 2012, and 2011, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company’s results of operations or financial condition.

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year

40	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

period ended September 30, 2012, and a statement of the funded status as of September 30, 2012, and 2011:

(Dollars in millions)	2012	2011

Reconciliation of benefit obligation
Net benefit obligation at beginning of year	$83.2	79.4
Service cost	0.1	0.1
Interest cost	3.8	3.9
Actuarial loss	13.4	4.8
Settlements	—	(1.8)
Gross benefits paid	(3.4)	(3.2)
Net benefit obligation at end of year	$97.1	83.2

(Dollars in millions)	2012	2011

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$50.5	49.2
Actual return on plan assets	9.0	0.8
Employer contributions	5.0	5.5
Gross benefits paid	(3.4)	(3.2)
Settlements	—	(1.8)
Fair value of plan assets at end of year	$61.1	50.5

(Dollars in millions)	2012	2011

Funded Status
Funded status at end of year	$(36.0)	(32.7)
Unrecognized prior service cost	—	—
Unrecognized net actuarial (gain) loss	—	—
Accrued benefit cost	(36.0)	(32.7)
Amounts recognized in the Balance Sheet consist of:
Noncurrent asset	—	—
Current liability	(0.5)	(0.2)
Noncurrent liability	(35.5)	(32.5)
Accumulated other comprehensive (income)/loss (before tax effect)	48.3	41.3
Amounts recognized in Accumulated Other Comprehensive (Income)/Loss consist of:
Net actuarial loss	48.2	41.2
Prior service cost	0.1	0.1
Accumulated Other Comprehensive (Income)/Loss	$48.3	41.3

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2012, 2011 and 2010:

(Dollars in millions)	2012	2011	2010
Service cost	$0.1	0.1	0.2
Interest cost	3.8	3.9	4.0
Expected return on plan assets	(4.1)	(4.2)	(4.1)
Net actuarial loss	1.5	1.1	0.9
Settlement gain	—	—	(0.5)
Net periodic benefit cost	1.3	0.9	0.5
Defined contribution plans	4.5	3.7	4.3
Total	$5.8	4.6	4.8

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

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2012	2011	2010
Discount rate	4.50%	5.00%	5.50%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	7.5%	8.00%	8.00%

2012 ANNUAL REPORT	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2012	2011
Discount rate	3.75%	4.5%
Rate of increase in compensation levels	N/A	N/A

The assumed rate of increase in compensation levels is not applicable in 2012, 2011 and 2010 as the plan was frozen in earlier years.

The asset allocation for the Company’s pension plans at the end of 2012 and 2011, the Company’s acceptable range and the target allocation for 2013, by asset category, follows:

	Target	Acceptable	Percentage of Plan
	Allocation	Range	Assets at Year-end

Asset Category	2013		2012	2011
Equity securities	60%	50-70%	59%	56%
Fixed income	40%	30-50%	39%	43%
Cash/cash equivalents	0%	0-5%	2%	1%

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

FAIR VALUE OF FINANCIAL MEASUREMENTS

The fair values of the Company’s defined benefit plan investments as of September 30, 2012, by asset category, are as follows:

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Cash and Cash Equivalents	$0.8	—	—	0.8
Common and Preferred Stock Funds:
Domestic large capitalization	9.3	0.5	—	9.8
Domestic small/mid capitalization	9.3	0.5	—	9.8
International funds	9.3	0.5	—	9.8
Fixed Income Funds	3.1	24.8	—	27.9
Real Estate Investments	2.9	0.1	—	3.0
Total Investments at Fair Value	$34.7	26.4	—	61.1

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

Common and preferred stock funds: The plans’ common and preferred stock funds primarily consist of investments in listed U.S. and international companies’ stocks. The stock investments are valued using quoted prices from the various public markets. Most equity securities trade on formal exchanges, both domestic and foreign (e.g. NYSE, NASDAQ, LSE), and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades and are classified as Level 1 or Level 2.

Fixed income funds: Fixed income funds consist of investments in U.S. and foreign corporate credit, U.S. and foreign government issues (including agencies and mortgages), U.S. Treasuries, U.S. state and municipal securities and asset-

42	ESCO TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

(Dollars in millions)	Pension Benefits	Other Benefits
Expected Employer Contributions — 2013	$4.6	0.1
Expected Benefit Payments
2013	4.2	0.1
2014	4.1	0.1
2015	4.2	—
2016	4.7	—
2017	4.6	0.1
2018-2022	$26.2	0.3

12. Other Financial Data

Items charged to operations during the years ended September 30, 2012, 2011 and 2010 included the following:

(Dollars in thousands)	2012	2011	2010
Salaries and wages (including fringes)	$197,642	187,214	160,780
Maintenance and repairs	5,389	4,530	3,440
Research and development (R&D) costs:
Company-sponsored	30,067	33,574	32,199
Customer-sponsored	9,171	8,527	4,035
Total R&D	$39,238	42,101	36,234
Other engineering costs	17,646	11,490	13,250
Total R&D and other engineering costs	$56,884	53,591	49,484
As a % of net sales	8.3%	7.7%	8.1%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2012, 2011 and 2010 is as follows:

(Dollars in thousands)	2012	2011	2010
Balance as of October 1,	$3,834	3,877	4,370
Additions charged to expense	2,357	3,275	1,813
Deductions	(2,711)	(3,318)	(2,306)
Balance as of September 30,	$3,480	3,834	3,877

13. Business Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Utility Solutions Group (USG), RF Shielding and Test (Test) and Filtration/Fluid Flow (Filtration).

The USG segment’s operations consist of: Aclara Technologies LLC (Aclara) and Doble Engineering Company (Doble). Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara’s STAR® Network system and TWACS®

2012 ANNUAL REPORT	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

technology provide advanced radio-frequency and power-line based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. and Lindgren R.F. Enclosures, Inc. The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The EMC Group also manufactures radio frequency shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high-security data processing and secure communication.

The Filtration segment’s operations consist of: PTI Technologies Inc., VACCO Industries, Crissair, Inc. and Thermoform Engineered Quality LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

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

NET SALES

(Dollars in millions)

Year ended September 30,	2012	2011	2010
Utility Solutions	$317.7	349.6	348.3
Test	175.9	176.5	138.4
Filtration	194.8	167.6	120.8
Consolidated totals	$688.4	693.7	607.5

No customers exceeded 10% of sales in 2012, 2011 or 2010.

EBIT

(Dollars in millions)

Year ended September 30,	2012	2011	2010
Utility Solutions	$46.2	54.3	67.4
Test	14.0	18.6	12.2
Filtration	38.0	30.8	19.5
Reconciliation to consolidated totals (Corporate)	(24.2)	(24.2)	(25.5)
Consolidated EBIT	74.0	79.5	73.6
Less: interest expense	(2.3)	(2.5)	(3.9)
Earnings before income tax	$71.7	77.0	69.7

44	ESCO TECHNOLOGIES INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,	2012	2011
Utility Solutions	$234.8	203.6
Test	92.8	100.6
Filtration	98.4	88.6
Corporate	607.8	619.0
Consolidated totals	$1,033.8	1,011.8

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.

CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,	2012	2011	2010
Utility Solutions	$7.6	8.9	5.3
Test	2.2	1.5	1.9
Filtration	4.4	3.3	6.2
Corporate	0.6	—	—
Consolidated totals	$14.8	13.7	13.4

In addition to the above amounts, the Company incurred expenditures for capitalized software of $13.1 million, $14.2 million and $8.8 million in 2012, 2011 and 2010, respectively.

DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,	2012	2011	2010
Utility Solutions	$13.7	13.1	12.2
Test	2.5	2.2	2.3
Filtration	3.9	3.3	2.7
Corporate	4.7	4.9	4.9
Consolidated totals	$24.8	23.5	22.1

GEOGRAPHIC INFORMATION

Net sales

(Dollars in millions)

Year ended September 30,	2012	2011	2010
United States	$501.9	512.4	466.1
Asia	67.4	45.9	54.2
Europe	61.7	57.1	36.7
Canada	22.0	19.6	13.6
Mexico	6.4	38.0	9.5
Other	29.0	20.7	27.4
Consolidated totals	$688.4	693.7	607.5

Long-lived assets

(Dollars in millions)

Year ended September 30,	2012	2011
United States	$70.3	67.3
Europe	2.6	3.4
Other	3.0	2.4
Consolidated totals	$75.9	73.1

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

14. Commitments and Contingencies

At September 30, 2012, the Company had $15.3 million in letters of credit outstanding as guarantees of contract performance. As a normal course of business in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

2012 ANNUAL REPORT	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth	Fiscal
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

2012
Net sales	$152,925	173,863	169,449	192,166	688,403
Net earnings	5,207	10,202	13,791	17,679	46,879

Basic earnings per share:
Net earnings	0.20	0.38	0.52	0.66	1.76

Diluted earnings per share:
Net earnings	0.19	0.38	0.51	0.65	1.73

Dividends declared per common share	$0.08	0.08	0.08	0.08	0.32

2011
Net sales	$159,936	166,748	176,326	190,701	693,711
Net earnings	10,813	13,227	13,078	15,383	52,501

Basic earnings per share:
Net earnings	0.41	0.50	0.49	0.58	1.97

Diluted earnings per share:
Net earnings	0.40	0.49	0.49	0.57	1.95

Dividends declared per common share	$0.08	0.08	0.08	0.08	0.32

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

46	ESCO TECHNOLOGIES INC

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2012, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2012, based on these criteria.

Our internal control over financial reporting as of September 30, 2012, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

/s/Victor L. Richey	/s/Gary E. Muenster
Victor L. Richey	Gary E. Muenster
Chairman, Chief Executive Officer,	Executive Vice President,
and President	and Chief Financial Officer

48	ESCO TECHNOLOGIES INC

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders ESCO Technologies Inc.:

We have audited the accompanying Consolidated Balance Sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2012, and 2011, and the related Consolidated Statements of Operations, Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended September 30, 2012. We also have audited ESCO Technologies Inc.’s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.’s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on ESCO Technologies Inc.’s internal control over financial reporting based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2012, and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
St. Louis, Missouri
November 29, 2012

2012 ANNUAL REPORT	49

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	2012	2011	2010	2009	2008

For years ended September 30:
Net sales	$688.4	693.7	607.5	619.1	613.6
Net earnings from continuing operations	46.9	52.5	44.8	49.3	47.6
Net earnings (loss) from discontinued operations	—	—	—	0.1	(0.9)
Net earnings	46.9	52.5	44.8	49.4	46.7

Earnings (loss) per share:
Basic:
Continuing operations	$1.76	1.97	1.70	1.88	1.84
Discontinued operations	—	—	—	—	(0.04)

Net earnings	$1.76	1.97	1.70	1.88	1.80
Diluted:
Continuing operations	$1.73	1.95	1.68	1.86	1.81
Discontinued operations	—	—	—	—	(0.03)

Net earnings	$1.73	1.95	1.68	1.86	1.78

As of September 30:
Working capital from continuing operations	139.2	122.5	109.4	116.2	100.6
Total assets	1,033.8	1,011.8	974.3	923.7	928.1
Total debt	115.0	125.0	154.0	180.5	233.7
Shareholders’ equity	631.3	600.7	556.0	517.3	468.2

Cash dividends declared per common share	$0.32	0.32	0.32	—	—

See Note 2 of Notes to Consolidated Financial Statements for discussion of acquisition activity.

Common Stock Market Price

ESCO’s common stock is listed on the New York Stock Exchange under the symbol “ESE.” The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2012 and 2011.

	2012		2011
Quarter	High	Low	High	Low

First	$31.97	23.75	$38.83	31.54
Second	38.37	28.48	40.53	35.00
Third	36.90	32.98	38.14	33.40
Fourth	39.50	33.05	38.04	25.50

50	ESCO TECHNOLOGIES INC

shareholders’ SUMMARY

Shareholders’ Annual Meeting

The Annual Meeting of Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Pacific Time on Wednesday, February 6, 2013, at the headquarters of PTI Technologies Inc., a subsidiary of the Company, located at 501 Del Norte Blvd., Oxnard, CA 93030. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company’s Annual Meeting website at http://www.cfpproxy.com/5157.

Certifications

Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 22, 2012 and February 24, 2011, by the Company’s chief executive officer that he was not aware of any violations by the Company of NYSE’s corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company’s chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company’s Forms 10-K for its fiscal years ended September 30, 2012 and September 30, 2011.

10-K Report

A copy of the Company’s 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Kate Lowrey, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.

The Form 10-K is also available on the Company’s website at www.escotechnologies.com.

Investor Relations

Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726.

Information is also available through the Company’s website at www.escotechnologies.com or via e-mail to klowrey@escotechnologies.com.

Transfer Agent and Registrar

Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com

Capital Stock Information

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,358 holders of record of shares of common stock at November 9, 2012.

Independent Registered Public Accounting Firm

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

52	ESCO TECHNOLOGIES INC.