Form 10-K, Exhibit 13
period 2013-09-30
ESCO TECHNOLOGIES INC
filed 2013-11-27
CIK 866706

EXHIBIT 13

SECTIONS OF ANNUAL REPORT TO STOCKHOLDERS
INCORPORATED BY REFERENCE

Management’s Discussion and Analysis

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and refers to the Company’s results from continuing operations, except where noted. In the third quarter of 2013, the Company’s Board of Directors approved the initiation of a process to sell that portion of the Utility Solutions Group (USG) segment consisting of Aclara Technologies LLC (Aclara). The Company is still in the midst of the sale process and remains confident it will complete this divestiture. However, the Company can give no assurances as to whether the transaction will be successfully consummated.

Aclara is reflected as discontinued operations and/or assets/liabilities held for sale in the financial statements and related notes for all periods shown. Aclara’s pretax (loss) earnings recorded in discontinued operations was $(62.1) million and $19.5 million for the years ended September 30, 2013 and 2012, respectively. Aclara’s net sales were $184.5 million and $209.7 million for the years ended September 30, 2013 and 2012, respectively. Aclara’s operations were included within the Company’s USG segment prior to the classification as discontinued operations. The decrease in Aclara sales volumes in 2013 as compared to the prior year was mainly due to lower AMI product deliveries to electric utility cooperatives, partially offset by an increase in net sales to Southern California Gas Co (SoCalGas). Aclara’s pretax loss in 2013 as compared to pretax earnings in the prior year was due to the goodwill impairment charge of $48 million recorded in the fourth quarter of 2013; lower sales volumes; and changes in product mix (higher shipments of lower margin gas products as compared to higher margin electric products). See further discussion of the goodwill impairment in the Critical Accounting Policies section under “Goodwill and Other Long-Lived Assets.”

The years 2013, 2012 and 2011 refer to the fiscal years ended September 30, 2013, 2012 and 2011, respectively, and are used throughout the document.

Introduction

ESCO Technologies Inc. and its wholly owned subsidiaries (the Company) are organized into three reportable operating segments: Filtration/Fluid Flow (Filtration), RF Shielding and Test (Test), and Utility Solutions Group (USG). The Company’s business segments are comprised of the following primary operating entities:

•	Filtration: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), Crissair, Inc. (Crissair), Canyon Engineering Products, Inc. (Canyon) and Thermoform Engineered Quality LLC (TEQ),

•	Test: ETS-Lindgren Inc. (ETS-Lindgren),

•	USG: Doble Engineering Company (Doble).

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements and fluid control devices used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

Test: ETS-Lindgren is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

USG: Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

The Company continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and acquisitions.

Highlights of 2013 Continuing Operations

•	Sales, net earnings from continuing operations and diluted earnings per share from continuing operations were $490.1 million, $31.3 million and $1.17 per share, respectively, compared to sales, net earnings and diluted earnings per share of $478.7 million, $34.8 million and $1.29 per share in 2012.

•	Diluted earnings per share from continuing operations on an adjusted basis was $1.47 per share in 2013, which excludes $0.30 per share of restructuring costs related to the Test segment facility consolidation and the closure of the Doble Lemke facility in Germany. These restructuring activities were completed as of September 30, 2013. Management believes EPS As Adjusted is more representative of the Company’s 2013 ongoing performance and allows shareholders better visibility into the Company’s underlying operations.

•	Net cash provided by operating activities from continuing operations was approximately $37 million in 2013.

•	At September 30, 2013, cash on hand was $42.9 million and outstanding debt was $172 million, for a net debt position of approximately $129 million. (Net debt position is defined as total debt less net cash.)

12	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

•	2013 entered orders from continuing operations were $516.7 million resulting in a book-to-bill ratio of 1.05x. Backlog from continuing operations at September 30, 2013, was $272.1 million compared to $245.6 million at September 30, 2012.

•	In June 2013, the Company acquired the stock of Canyon for $9.2 million in cash, and additionally, purchased Canyon’s 70,000 square foot manufacturing facility located in Valencia, California for $7 million. Canyon designs and manufactures precision fluid control devices primarily for the aerospace industry. The operating results for Canyon, since the date of acquisition, are included as part of Crissair.

•	The Company declared dividends of $0.32 per share, totaling $8.5 million in payments during 2013.

Results of Continuing Operations

NET SALES

				Change	Change
	Fiscal year ended			2013	2012
(Dollars in millions)	2013	2012	2011	vs. 2012	vs. 2011
Filtration	$214.1	194.8	167.6	9.9%	16.2%
Test	166.7	175.9	176.5	(5.2)%	(0.3)%
USG	109.3	108.0	106.7	1.2%	1.2%
Total	$490.1	478.7	450.8	2.4%	6.2%

Net sales increased $11.4 million, or 2.4%, to $490.1 million in 2013 from $478.7 million in 2012. The increase in net sales in 2013 as compared to the prior year was due to: a $19.3 million increase in the Filtration segment; a $1.3 million increase in the USG segment; partially offset by a $9.2 million decrease in the Test segment.

Filtration

The $19.3 million, or 9.9%, increase in net sales in 2013 as compared to the prior year was due to: a $16.2 million increase in net sales from VACCO due to higher shipments of its Space and defense products; a $6.7 million increase in net sales at Crissair (the current year acquisition of Canyon contributed $3.3 million of this increase); partially offset by $3.2 million decrease in net sales at PTI driven by lower shipments of aerospace elements and couplings, and a $0.4 million decrease in net sales at TEQ.

The $27.2 million, or 16.2%, increase in net sales in 2012 as compared to 2011 was due to: an $8.6 million increase in net sales from VACCO due to higher shipments of its Space products; a $6.6 million increase in net sales at TEQ mainly due to higher shipments to commercial customers; a $6.5 million increase in net sales at PTI driven by higher shipments of aerospace assemblies, elements and couplings; and a $5.5 million increase at Crissair mainly due to higher product shipments and price increases on its products.

Test

The sales decrease of $9.2 million, or 5.2%, in 2013 as compared to the prior year was due to: an $8 million decrease in net sales from the segment’s European operations due to timing of projects and softness in the European economy; a $6.4 million decrease in net sales from the Company’s Asian operations due to timing of chamber projects; partially offset by a $5.2 million increase in net sales from the segment’s U.S. operations due to an increase in projects in the EMP (electro-magnetic pulse) market.

The net sales decrease of $0.6 million, or 0.3%, in 2012 as compared to 2011 was due to: a $6 million decrease in net sales from the segment’s U.S. operations primarily driven by lower shipments of shielding for a NASA project in Florida; a $1.3 million decrease in net sales from the segment’s European operations; partially offset by a $7 million increase in net sales from the segment’s Asian operations due to several chamber projects in China.

USG

The net sales increase of $1.3 million, or 1.2%, in 2013 as compared to the prior year and $1.3 million, or 1.2%, in 2012 as compared to 2011 was driven by an increase in services revenue at Doble.

ORDERS AND BACKLOG

New orders received from continuing operations in 2013 were $516.7 million as compared to $484.2 million in 2012, resulting in order backlog of $272.1 million at September 30, 2013, as compared to order backlog of $245.6 million at September 30, 2012. In 2013, the Company recorded $232.1 million of orders related to Filtration products, $177.7 million related to Test products, and $106.9 million related to USG products. Orders are entered into backlog as firm purchase order commitments are received.

In 2012, the Company recorded $203.6 million of orders related to Filtration products, $168.5 million related to Test products, and $112.1 million related to USG products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $129.8 million, or 26.5% of net sales in 2013, $128.2 million, or 26.8% of net sales in 2012, and $123.3 million, or 27.4% of net sales in 2011.

The increase in SG&A expenses in 2013 as compared to the prior year was mainly due to an increase in professional fees and acquisition costs incurred at the Corporate level.

13	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

The increase in SG&A expenses in 2012 as compared to 2011 was mainly due to: a $3.5 million increase within the Filtration segment due to new product development costs for additional Space product applications, additional content on Airbus platforms, and an increase in engineering head count; a $1.9 million increase within the Test segment due to the EMV acquisition (acquired February 28, 2011); partially offset by a $0.5 million decrease within the USG segment primarily due to lower new product development costs as projects were completed and the related products were introduced to the market.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $6.2 million in 2013, $5.7 million in 2012 and $5 million in 2011. Amortization of intangible assets included $3.2 million, $3.8 million and $3.9 million of amortization of acquired intangible assets related to the Company’s acquisitions in 2013, 2012 and 2011, respectively. The amortization of acquired intangible assets related to the Company’s acquisitions is included in the Corporate operating segment’s results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses) and are included in the respective segment’s operating results.

OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net, was $5.9 million in 2013, ($4.4) million in 2012 and ($7.8) million in 2011, respectively. The principal components in other (income) expenses, net, in 2013 included $4.1 million of restructuring costs related to the closure of the Doble Lemke facility in Germany; $2.6 million of restructuring costs within the Test segment as a result of the closure of the Glendale Heights, Illinois facility; and a $0.8 million gain on the sale of machinery and equipment within the Filtration segment.

The principal component in other (income) expenses, net, in 2012 and 2011 was ($4.5) million and ($7.6) million, respectively, of income representing a revaluation of the earnout liability related to the Xtensible acquisition. There were no other individually significant items included in other (income) expenses, net, in 2013, 2012 or 2011.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The information reported herein includes the financial measures EBIT, EBIT as a percentage of net sales (EBIT margin), and EPS on an adjusted basis from continuing operations. The Company defines EBIT as earnings before interest and taxes from continuing operations, and defines EPS on an adjusted basis from continuing operations as GAAP EPS from continuing operations less defined restructuring charges. EBIT, and EBIT margin on a consolidated basis and EPS on an adjusted basis are not recognized in accordance with U.S. generally accepted accounting principles (GAAP). However, the Company believes that EBIT and EBIT margin provide investors and Management with a valuable alternative method for assessing the Company’s operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company’s business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation. The Company believes that the presentation of EBIT, EBIT margin and EPS on an adjusted basis provides important supplemental information to investors by facilitating comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. The use of non-GAAP financial measures is not intended to replace any measures of performance determined in accordance with GAAP.

EBIT				Change	Change
	Fiscal year ended			2013	2012
(Dollars in millions)	2013	2012	2011	vs. 2012	vs. 2011
Filtration	$42.4	38.0	30.8	11.6%	23.4%
% of net sales	19.8%	19.5%	18.4%
Test	16.3	14.0	18.6	16.4%	(24.7)%
% of net sales	9.8%	8.0%	10.5%
USG	21.6	25.9	30.4	(16.6)%	(14.8)%
% of net sales	19.8%	24.0%	28.5%
Corporate	(28.0)	(23.2)	(23.3)	(20.7)%	0.4%
Total	$52.3	54.7	56.5	(4.4)%	(3.2)%
% of net sales	10.7%	11.4%	12.5%

The reconciliation of EBIT from Continuing Operations to a GAAP financial measure is as follows:

(Dollars in millions)	2013	2012	2011
EBIT	$52.3	54.7	56.5
Less: Interest expense	(2.7)	(2.5)	(2.5)
Less: Income taxes	(18.3)	(17.4)	(16.9)
Net earnings from continuing operations	$31.3	34.8	37.1

Filtration

EBIT increased $4.4 million in 2013 as compared to the prior year primarily due to the additional sales volumes at VACCO and Crissair as noted earlier.

EBIT increased $7.2 million in 2012 as compared to 2011 mainly due to the additional sales volumes at all operating units within the segment as noted earlier.

14	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

Test

The $2.3 million increase in EBIT in 2013 as compared to 2012 was due to product price increases and the savings being realized from the domestic facility consolidation. The increase was partially offset by approximately $3.4 million of restructuring costs consisting mainly of a facility lease termination charge, severance and relocation expenses and manufacturing inefficiencies resulting from the disruption, which are now completed.

The $4.6 million decrease in EBIT in 2012 as compared to 2011 was due to: a $4 million decrease related to the segment’s U.S. operations driven by lower sales volumes within the U.S.; a $2.2 million decrease related to the segment’s European operations driven by project delays and unexpected turnover of key employees in Germany, and additional investments in SG&A; partially offset by a $1.5 million increase from the segment’s Asian operations due to higher sales volumes.

USG

The $4.3 million decrease in EBIT in 2013 as compared to the prior year was mainly due to $2.6 million of restructuring costs related to the closure of the manufacturing operation in Germany (Doble Lemke GmbH) and relocation of its partial discharge products and intellectual property to its existing lower cost locations in Europe. These shut-down costs consisted of personnel costs, asset impairment charges, and move related costs. In addition, a $4.5 million gain was recorded in 2012 related to the revaluation of the earnout liability related to the Xtensible acquisition.

The $4.5 million decrease in EBIT in 2012 as compared 2011 was primarily due to a $3.1 million decrease in EBIT related to the revaluation of the earnout liability related to the Xtensible acquisition.

Corporate

Corporate operating charges included in consolidated EBIT increased to $28 million as compared to $23.2 million in 2012 mainly due to a $1.5 million pretax write-down of a Doble Lemke trade name and an increase in professional fees and acquisition costs.

The “Reconciliation to Consolidated Totals (Corporate)” in Note 14 to the Consolidated Financial Statements represents Corporate office operating charges.

INTEREST EXPENSE, NET

Interest expense was $2.7 million in 2013, compared to $2.5 million in 2012 and 2011, respectively. The increase in interest expense in 2013 as compared to the prior year was due to higher average interest rates (1.6% vs. 1.2%) and higher average outstanding borrowings ($171 million vs. $126 million).

INCOME TAX EXPENSE

The effective tax rate from continuing operations for fiscal years 2013, 2012 and 2011 was 37.0%, 33.4% and 31.3%, respectively. The increase in the 2013 effective tax rate as compared to the prior year was primarily due to: an adjustment to the foreign valuation allowance which increased the 2013 effective tax rate by 3.3%; the extension of the research tax credit as a result of the American Taxpayer Relief Act of 2012 which reduced the 2013 effective tax rate by 2.2%; a purchase accounting charge which increased the 2012 effective tax rate by 1.0%; and the release of accruals related to uncertain tax positions as a result of the lapse of statute of limitations which reduced the 2012 effective tax rate by 3.7%.

The increase in the 2012 effective tax rate as compared to 2011 was mainly due to: the December 31, 2011, expiration of the research tax credit which increased the 2012 effective tax rate by 1.0%; the repatriation of foreign subsidiary earnings which increased the 2012 effective tax rate by 1.2%; releasing a foreign valuation allowance which reduced the 2011 effective tax rate by 1.9%; a purchase accounting charge increased the 2012 effective tax rate by 1.0%; and the release of accruals related to uncertain tax positions as a result of the lapse of statute of limitations which reduced the 2012 effective tax rate by 3.0%.

The Company’s foreign subsidiaries have accumulated unremitted earnings of $33.3 million and cash of $25.3 million at September 30, 2013. No deferred taxes have been provided on these accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company’s U.S. operations and it is the Company’s intention to indefinitely reinvest these earnings in continuing international operations. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $6 million would be due, which would correspondingly reduce the Company’s net earnings. No significant portion of the Company’s foreign subsidiaries’ earnings was taxed at a very low tax rate.

Capital Resources and Liquidity

The Company’s overall financial position and liquidity are strong. Working capital (current assets less current liabilities) increased to $163.6 million at September 30, 2013, from $139.2 million at September 30, 2012, mainly due to higher accounts receivable and inventory balances. The $8.6 million

15	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

increase in accounts receivable at September 30, 2013, was mainly due to: a $5.8 million increase within the Test segment and a $3 million increase in the USG segment due to the increase of sales in the fourth quarter. The $8.2 million increase in inventory at September 30, 2013, was mainly due to an $8 million increase in the Filtration segment due to: timing and volume of sales and accelerated material receipts for various programs at VACCO and $2.4 million due to the Canyon acquisition.

Net cash provided by operating activities was $47.2 million, $53.2 million and $74.6 million in 2013, 2012 and 2011, respectively. The decrease in 2013 as compared to the prior year was due to a decrease in net earnings and higher operating working capital requirements.

Capital expenditures from continuing operations were $13.9 million, $10.8 million and $11.3 million in 2013, 2012 and 2011, respectively. The increase in 2013 as compared to the prior year was mainly due to the purchase of the ETS-Lindgren facility in Minocqua, Wisconsin for $1.2 million and an increase in manufacturing equipment within the Filtration segment of approximately $2 million mainly due to the Felix Tool acquisition. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2013. In addition, the Company incurred expenditures for capitalized software of $8.4 million, $5.3 million and $5.5 million in 2013, 2012 and 2011, respectively. The increase in 2013 as compared to the prior year was mainly attributable to the Test segment’s software development.

The Company made required pension contributions of $3.9 million, $4.8 million and $5.2 million in 2013, 2012 and 2011, respectively.

POTENTIAL SALE OF ACLARA

The Company anticipates that the cash proceeds of the expected divestiture of Aclara will be used to accelerate the Company’s repayment of existing debt, while providing additional liquidity for acquisitions around its core businesses. See Item 1A. Risk Factors in our Annual Report on Form 10-K.

ACQUISITIONS

2013

On June 26, 2013, the Company acquired the stock of Canyon Engineering Products, Inc. (Canyon) for $9.2 million in cash, and additionally, purchased Canyon’s 70,000 square foot manufacturing facility located in Valencia, California for $7 million. Canyon designs and manufactures precision fluid control devices primarily for the aerospace industry and Canyon’s products, technology and customers are very similar to Crissair, Inc. The operating results for Canyon, since the date of acquisition, are included as part of Crissair, Inc. within the Company’s Filtration segment. The Company recorded approximately $1.3 million of goodwill related to the transaction and $1.7 million of amortizable identifiable intangible assets consisting primarily of customer relationships.

On December 31, 2012, the Company acquired the assets of Metrum Technologies LLC (Metrum) for a purchase price of $25 million in cash plus contingent consideration based on future revenues over the next four years. Metrum is a leading provider of wireless public network communications products for electric utility customers and also offers communications products and devices for distribution automation and demand response applications. The Company recorded approximately $25 million of goodwill, $11.2 million of amortizable identifiable intangible assets consisting primarily of customer relationships and patents / technology and contingent consideration valued at approximately $13 million. The operating results for the business, since the date of acquisition, are included within Aclara which is included in discontinued operations and/or assets/liabilities held for sale.

On December 21, 2012, the Company acquired the assets of Felix Tool & Engineering, Inc. (Felix Tool) for a purchase price of $1.2 million in cash. Felix Tool is engaged in the design, manufacture and sale of customized perforated tubes for filtration applications in the aerospace and fluid power industry. The purchase price was allocated to property, plant and equipment and inventory based on fair market value at the date of acquisition and there were no intangible assets recorded upon the transaction. The operating results for the business, since the date of acquisition, are included within PTI in the Filtration segment.

On December 10, 2012, the Company acquired the assets of Finepoint Marketing, Inc. (Finepoint) for a purchase price of $2.5 million. Finepoint is the electric power industry’s leading conference provider focused on medium and high voltage circuit breakers, as well as related substation and switchgear topics. The operating results for the business, since the date of acquisition, are included as part of Doble in the USG segment. The Company recorded approximately $1.3 million of goodwill as a result of the transaction and $1.2 million of amortizable identifiable intangible assets consisting of customer relationships.

16	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

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

BANK CREDIT FACILITY

At September 30, 2013, the Company had approximately $265 million available to borrow under the credit facility, plus a $250 million increase option, in addition to $42.9 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2013, as the Company intends to repay this amount within the next 12 months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company’s ability to access the additional $250 million increase option of the credit facility is subject to acceptance by participating or other outside banks.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 17.5 to 35 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. As of September 30, 2013, the Company was in compliance with all bank covenants.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company’s capital requirements and operational needs for the foreseeable future.

DIVIDENDS

During 2010, the Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company paid dividends of $8.5 million, $8.6 million and $8.5 million in 2013, 2012 and 2011, respectively.

OUTLOOK — 2014

Management continues to see strong growth in 2014 across the business. Management expects 2014 EPS from Continuing Operations – As Adjusted in the range of $1.50 to $1.60 per share, which excludes restructuring charges described below with EPS from Continuing Operations in the range of $1.45 to $1.55 per share. In addition, the 2014 effective tax rate from continuing operations is projected to be approximately 35%. On a quarterly basis, Management expects 2014 revenues and EPS to be more slightly balanced but still more second-half weighted. First quarter EPS from Continuing Operations – As Adjusted is expected to be in the range of $0.24 to $0.29 per share. During 2014, the Company plans to complete the exit and relocation of Crissair’s Palmdale, California operation into the Canyon facility in Valencia, California. This move is expected to be completed by September 30, 2014. The restructuring costs are expected to be approximately $2 million, or $0.05 per share.

CONTRACTUAL OBLIGATIONS

The following table shows the Company’s contractual obligations as of September 30, 2013:

(Dollars in millions)	Payments due by period
		Less			More
Contractual		than	1 to 3	3 to 5	than
Obligations	Total	1 year	years	years	5 years
Long-Term Debt Obligation	$172.0	—	—	172.0	—
Estimated Interest Payments(1)	6.4	2.6	3.8	—	—
Operating Lease Obligations	15.0	5.0	6.7	2.6	0.7
Purchase Obligations(2)	5.1	4.8	0.3	—	—
Total	$198.5	12.4	10.8	174.6	0.7

(1)	Estimated interest payments for the Company’s debt obligations were calculated based on Management’s determination of the estimated applicable interest rates and payment dates and excludes the effect of any Aclara sale consummation.

(2)	A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company’s purchase orders can be cancelled, they are not included in the table above.

17	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

As of September 30, 2013, the Company had $2.2 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

The Company has no off-balance-sheet arrangements outstanding at September 30, 2013.

SHARE REPURCHASES

In August 2012, the Company’s Board of Directors authorized an expanded stock repurchase program whereby Management may repurchase shares of its outstanding common stock in the open market and otherwise throughout the period ending September 30, 2013. This program was extended by the Company’s Board of Directors through September 30, 2014. The total value authorized is the lesser of $100 million, or the dollar limitation imposed by Section 6.07 of the Company’s Credit Agreement dated May 14, 2012. During 2013, the Company repurchased $9.7 million or approximately 270,000 shares. During 2012, the Company repurchased $5.4 million or approximately 150,000 shares. There were no stock repurchases during 2011.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company’s defined benefit pension plans are estimated to be approximately $2.8 million in 2014, approximately $3.4 million in 2015 and approximately $2.7 million in 2016.

OTHER

Management believes that, for the periods presented, inflation has not had a material effect on the Company’s results of operations.

The Company is currently involved in various stages of investigation and remediation relating to environmental matters, intellectual property and general corporate matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company’s operating results, capital expenditures or competitive position.

Market Risk Analysis

MARKET RISK EXPOSURE

Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. There were no outstanding derivative instruments at September 30, 2013. The Company has determined that the market risk related to interest rates with respect to its variable debt is not material. The Company estimates that if market interest rates averaged one percentage point higher, the effect would have been less than 2% of net earnings for the year ended September 30, 2013.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company’s operations is the Euro. Net sales to customers outside of the United States were $153.7 million, $162.1 million, and $132.2 million in 2013, 2012 and 2011, respectively. The Company occasionally hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The Company does not have material foreign currency market risk (e.g. net foreign currency transaction gain/loss was less than 2% of net earnings for fiscal years 2013, 2012 and 2011).

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

18	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

REVENUE RECOGNITION

Filtration Segment: Within the Filtration segment, approximately 60% of segment revenues (approximately 26% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 18% of consolidated revenues) are recorded under the percentage-of-completion provisions because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

Test Segment: Within the Test segment, approximately 65% of revenues (approximately 22% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements and the application of the guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 35% of the segment’s revenues (approximately 12% of consolidated revenues) are recorded under the percentage-of-completion method due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance in a period. Due to the nature of these contracts and the operating unit’s cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

USG Segment: Within the USG segment, approximately 100% of the segment’s revenues (approximately 22% of consolidated revenues) represent products and services sold under a single element arrangement and are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Discontinued Operations (Aclara): Approximately 100% of Aclara’s revenue arrangements contain software components and/or multiple element arrangements. The application of generally accepted accounting principles requires judgment, including the determination of whether an arrangement includes multiple elements and estimates of the fair value of the elements, using vendor-specific objective evidence of fair value (VSOE), if it exists, otherwise third-party evidence (TPE) or estimated selling price (ESP). Changes to the elements in an arrangement, and the ability to identify fair value for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future.

INVENTORY

Inventories are valued at the lower of cost (first-in, first-out) or market value. Management regularly reviews inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect

19	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

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

GOODWILL AND OTHER LONG-LIVED ASSETS

Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2013, the Company has determined that no reporting units in continuing operations are at risk of material goodwill impairment as the fair value of each reporting unit substantially exceeded its carrying value.

At September 30, 2013, the Company completed its preliminary annual goodwill impairment evaluation using the two-step goodwill impairment test and determined that a portion of the goodwill related to Aclara was impaired. In the first step of

20	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

the analysis, the Company compared the estimated fair value of the Aclara reporting unit to its carrying value, including goodwill. The fair value of the reporting unit was determined based on a weighting of income and market approaches. Since the carrying value of the Aclara reporting unit exceeded the estimated fair value, the Company performed the second step of the impairment analysis in order to determine the implied fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of the reporting unit as if it were to be acquired in a business combination and the current fair value of the reporting unit (as calculated in the first step) was the purchase price. The implied fair value of the reporting unit’s goodwill was then compared to the carrying value of the goodwill and any excess of carrying value over the implied fair value represents the non-cash impairment charge. The impairment of Aclara’s goodwill was impacted by Aclara’s expected operating results and the range of bids from potential buyers. The results of the second step preliminary analysis showed that the implied fair value of goodwill was $58 million related to Aclara. Therefore, in the fourth quarter of 2013, the Company recorded a goodwill impairment charge of $48 million and is included within discontinued operations.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed annually for impairment.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses/gains that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2014, the Company could be required to record a charge to other comprehensive income/loss. In addition, if the discount rate was decreased by 25 basis points from 4.75% to 4.5%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.6 million and result in an additional after-tax charge to other comprehensive income/loss of approximately $1.6 million. The discount rate used in measuring the Company’s pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

Other Matters

CONTINGENCIES

The Company is currently involved in various stages of investigation and remediation relating to environmental matters, intellectual property and general corporate matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company’s operating results, capital expenditures or competitive position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. There were no outstanding derivative instruments at September 30, 2013. See further discussion in “Management’s Discussion and Analysis — Market Risk Analysis” regarding the Company’s market risks.

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

21	ESCO TECHNOLOGIES INC.

Management’s Discussion and Analysis

New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). This ASU updates the rules on testing indefinite-lived intangible assets other than goodwill for impairment and permits the option to perform a qualitative assessment of the fair value of indefinite-lived intangible assets. This update is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, and did not have a material impact on the Company’s financial statements.

Forward-Looking Information

Statements regarding future events and the Company’s future results that are based on current expectations, estimates, forecasts and projections about the Company’s performance and the industries in which the Company operates, the timing, success and financial impact of the Aclara sale process, the use of expected proceeds from any sale of Aclara, amount and timing of 2014 revenues, growth, EPS from Continuing Operations, and EPS from Continuing Operations – As Adjusted, adequacy of the Company’s credit facilities and future cash flows, the timing of and restructuring costs associated with the closure and consolidation of the Crissair facility into the Canyon facility, minimum cash funding required by or a charge to equity connected with the Company’s defined benefit plans and other postretirement benefit plans, expected benefits payable from the Company’s defined benefit plans and other postretirement benefit plans, outcome of current litigation, claims and charges, material foreign currency risk, the likelihood that materially different amounts would be reported in connection with the Company’s application of the accounting policies described herein, the likelihood that revenue estimates used in the Test and Filtration segments’ contracts recorded under the percentage-of-completion method will change materially, the amount of NOLs not realizable, continued reinvestment of foreign earnings and the resulting U.S. tax liability in the event such earnings are repatriated, the accuracy of the Company’s estimates utilized in software revenue recognition, the accuracy of the Company’s estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the timing and amount of the reduction of unrecognized tax benefits, valuation of deferred tax assets, repayment of debt within the next 12 months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, market risk related to interest rates, performance improvement initiatives, growth opportunities, new product development, the Company’s ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-3), and Management’s Discussion and Analysis and other statements contained herein which are not strictly historical are considered “forward-looking statements” within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update them except as may be required by applicable laws or regulations. The Company’s actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company’s operations and business environment including, but not limited to those described under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and the following: the receipt of acceptable offers, the ability to negotiate acceptable terms and conditions, available financing and the receipt of necessary government and customer approvals in connection with the sale of Aclara; the impacts of natural disasters on the Company’s operations and those of the Company’s customers and suppliers; the timing and content of future customer orders; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company’s competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company’s successful execution of internal restructuring and consolidation plans.

22	ESCO TECHNOLOGIES INC.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)
Years ended September 30,	2013	2012	2011
Net sales	$490,079	478,699	450,816
Costs and expenses:
Cost of sales	295,863	294,655	273,845
Selling, general and administrative expenses	129,809	128,152	123,293
Amortization of intangible assets	6,179	5,674	4,988
Interest expense, net	2,693	2,469	2,493
Other (income) expenses, net	5,940	(4,433)	(7,808)
Total costs and expenses	440,484	426,517	396,811
Earnings before income tax	49,595	52,182	54,005
Income tax expense	18,335	17,408	16,922
Net earnings from continuing operations	31,260	34,774	37,083
(Loss) earnings from discontinued operations, net of tax (benefit) expense of $(5,215), $7,397 and $7,535, in 2013, 2012 and 2011, respectively	(56,863)	12,105	15,418
Net (loss) earnings	$(25,603)	46,879	52,501
Earnings (loss) per share:
Basic:
Continuing operations	$1.18	1.30	1.39
Discontinued operations	(2.15)	0.46	0.58
Net (loss) earnings	$(0.97)	1.76	1.97
Diluted:
Continuing operations	$1.17	1.29	1.38
Discontinued operations	(2.13)	0.44	0.57
Net (loss) earnings	$(0.96)	1.73	1.95
Average common shares outstanding (in thousands):
Basic	26,450	26,699	26,588
Diluted	26,802	27,030	26,903

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)
Years ended September 30,	2013	2012	2011
Net (loss) earnings	$(25,603)	46,879	52,501
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	644	(2,018)	(333)
Amortization of prior service costs and actuarial gains (losses)	8,078	(4,171)	(4,354)
Change in fair value of interest rate swap	—	2	289
Total other comprehensive income (loss), net of tax	8,722	(6,187)	(4,398)
Comprehensive (loss) income	$(16,881)	40,692	48,103

See accompanying Notes to Consolidated Financial Statements.

23	ESCO TECHNOLOGIES INC.

Consolidated Balance Sheets

(Dollars in thousands)
Years ended September 30,	2013	2012

ASSETS

Current assets:
Cash and cash equivalents	$42,850	30,215
Accounts receivable, less allowance for doubtful accounts of $1,124 and $1,217 in 2013 and 2012, respectively	91,980	83,414
Costs and estimated earnings on long-term contracts, less progress billings of $30,887 and $30,534 in 2013 and 2012, respectively	20,717	14,567
Inventories	90,228	82,063
Current portion of deferred tax assets	23,349	22,313
Other current assets	15,930	12,940
Assets held for sale – current	108,867	97,932
Total current assets	393,921	343,444

Property, plant and equipment:
Land and land improvements	7,178	4,984
Buildings and leasehold improvements	54,316	47,624
Machinery and equipment	74,948	69,293
Construction in progress	3,426	3,039
	139,868	124,940

Less accumulated depreciation and amortization	(64,332)	(62,389)
Net property, plant and equipment	75,536	62,551

Intangible assets, net	180,217	176,486
Goodwill	282,949	279,640
Other assets	9,469	9,638
Assets held for sale - other	150,236	161,994

Total Assets	$1,092,328	1,033,753

See accompanying Notes to Consolidated Financial Statements.

24	ESCO TECHNOLOGIES INC.

Consolidated Balance Sheets

(Dollars in thousands)
Years ended September 30,	2013	2012

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$50,000	50,000
Accounts payable	38,537	35,253
Advance payments on long-term contracts, less costs incurred of $23,853 and $31,534 in 2013 and 2012, respectively	17,543	21,700
Accrued salaries	21,730	19,613
Current portion of deferred revenue	17,508	16,332
Accrued other expenses	21,453	20,577
Liabilities held for sale – current	63,585	40,730
Total current liabilities	230,356	204,205

Pension obligations	19,089	35,480
Deferred tax liabilities	99,795	88,675
Other liabilities	3,348	947
Long-term debt	122,000	65,000
Liabilities held for sale – other	16,026	8,133
Total liabilities	490,614	402,440

Shareholders’ equity:
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 30,147,504 and 30,044,486 shares in 2013 and 2012, respectively	301	300
Additional paid-in capital	284,565	279,392
Retained earnings	407,512	441,566
Accumulated other comprehensive loss, net of tax	(16,656)	(25,378)
	675,722	695,880

Less treasury stock, at cost (3,707,407 and 3,453,249 common shares in 2013 and 2012, respectively)	(74,008)	(64,567)
Total shareholders’ equity	601,714	631,313

Total Liabilities and Shareholders’ Equity	$1,092,328	1,033,753

See accompanying Notes to Consolidated Financial Statements.

25	ESCO TECHNOLOGIES INC.

Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury
(In thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total

Balance, September 30, 2010	29,839	$298	270,943	359,274	(14,793)	(59,740)	555,982

Comprehensive income:
Net earnings	—	—	—	52,501	—	—	52,501
Translation adjustments	—	—	—	—	(333)	—	(333)
Net unrecognized actuarial loss, net of tax of $2,689	—	—	—	—	(4,354)	—	(4,354)
Interest rate swap, net of tax of $(187)	—	—	—	—	289	—	289

Cash dividends declared ($0.32 per share)	—	—	—	(8,534)	—	—	(8,534)

Stock options and stock compensation plans, net of tax benefit of $(55)	118	2	4,864	—	—	293	5,159
Balance, September 30, 2011	29,957	300	275,807	403,241	(19,191)	(59,447)	600,710

Comprehensive income:
Net earnings	—	—	—	46,879	—	—	46,879
Translation adjustments	—	—	—	—	(2,018)	—	(2,018)
Net unrecognized actuarial loss, net of tax of $2,769	—	—	—	-—	(4,171)	—	(4,171)
Interest rate swap, net of tax of $(1)	—	—	—	—	2	—	2

Cash dividends declared ($0.32 per share)	—	—	—	(8,554)	—	—	(8,554)

Stock options and stock compensation plans, net of tax benefit of $(123)	87	—	3,585	—	—	283	3,868

Purchases into treasury	—	—	—	—	—	(5,403)	(5,403)
Balance, September 30, 2012	30,044	300	279,392	441,566	(25,378)	(64,567)	631,313

Comprehensive income (loss):
Net (loss) earnings	—	—	—	(25,603)	—	—	(25,603)
Translation adjustments	—	—	—	—	644	—	644
Net unrecognized actuarial gain, net of tax of $(5,468)	—	—	—	—	8,078	—	8,078

Cash dividends declared ($0.32 per share)	—	—	—	(8,451)	—	—	(8,451)

Stock options and stock compensation plans, net of tax benefit of $(84)	104	1	5,173	—	—	262	5,436

Purchases into treasury	—	—	—	—	—	(9,703)	(9,703)
Balance, September 30, 2013	30,148	$301	284,565	407,512	(16,656)	(74,008)	601,714

See accompanying Notes to Consolidated Financial Statements.

26	ESCO TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)
Years ended September 30,	2013	2012	2011
Cash flows from operating activities:
Net (loss) earnings	$(25,603)	46,879	52,501
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net loss (earnings) from discontinued operations, net of tax	56,863	(12,105)	(15,418)
Depreciation and amortization	14,805	14,495	13,476
Stock compensation expense	4,577	4,356	4,470
Changes in current assets and liabilities	(19,031)	(3,451)	(5,596)
Effect of deferred taxes on tax provision	10,084	1,086	3,551
Change in acquisition earnout obligation	—	(4,459)	(7,595)
Pension contributions	(3,900)	(4,800)	(5,230)
Change in deferred revenue and costs, net	913	2,373	(300)
Other	(1,626)	1,694	2,007
Net cash provided by operating activities – continuing operations	37,082	46,068	41,866
Net cash provided by discontinued operations	10,069	7,096	32,750
Net cash provided by operating activities	47,151	53,164	74,616
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(19,452)	—	(3,732)
Change in restricted cash (acquisition escrow)	—	1,367	1,361
Capital expenditures	(13,862)	(10,799)	(11,315)
Additions to capitalized software	(8,408)	(5,344)	(5,492)
Net cash used by investing activities – continuing operations	(41,722)	(14,776)	(19,178)
Net cash used by investing activities – discontinued operations	(35,031)	(15,036)	(11,053)
Net cash used by investing activities	(76,753)	(29,812)	(30,231)
Cash flows from financing activities:
Proceeds from long-term debt	122,000	192,455	49,370
Principal payments on long-term debt	(65,000)	(202,455)	(78,370)
Dividends paid	(8,451)	(8,554)	(8,534)
Purchases of shares into treasury	(9,703)	(5,403)	—
Deferred financing costs	—	(1,937)	—
Proceeds from exercise of stock options	1,750	(184)	762
Other	998	801	370
Net cash provided (used) by financing activities	41,594	(25,277)	(36,402)
Effect of exchange rate changes on cash and cash equivalents	643	(2,018)	(333)
Net increase (decrease) in cash and cash equivalents	12,635	(3,943)	7,650
Cash and cash equivalents at beginning of year	30,215	34,158	26,508
Cash and cash equivalents at end of year	$42,850	30,215	34,158

Changes in current assets and liabilities:
Accounts receivable, net	$(6,377)	8,881	(14,078)
Costs and estimated earnings on long-term contracts, net	(6,150)	(1,593)	(231)
Inventories	(5,219)	(8,590)	(13,136)
Other assets	(2,513)	4,186	(1,159)
Accounts payable	3,120	(1,535)	325
Advance payments on long-term contracts, net	(4,157)	(1,967)	17,977
Accrued expenses	2,265	(2,833)	4,706
	$(19,031)	(3,451)	(5,596)
Supplemental cash flow information:
Interest paid	$2,573	1,588	1,959
Income taxes paid (including state & foreign)	11,680	16,544	21,895

See accompanying Notes to Consolidated Financial Statements.

27	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.

B. BASIS OF PRESENTATION

Fair values of the Company’s financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2013, and 2012.

The assets of Aclara Technologies LLC (Aclara) are classified as held for sale and are accounted for as discontinued operations in accordance with accounting principles generally accepted in the United States of America (GAAP). Prior period amounts have been reclassified to conform to the current period presentation. See Note 2.

C. NATURE OF CONTINUING OPERATIONS

The Company has three reportable segments: Filtration/Fluid Flow (Filtration), RF Shielding and Test (Test), and Utility Solutions Group (USG).

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements and fluid control devices used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

Test: ETS-Lindgren Inc. (ETS-Lindgren) is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

USG: Doble Engineering Company (Doble) provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.

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

E. REVENUE RECOGNITION

Filtration Segment: Within the Filtration segment, approximately 60% of revenues (approximately 26% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 18% of consolidated revenues) are recorded under the percentage-of-completion method. Products accounted for under this guidance include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this guidance, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

Test Segment: Within the Test segment, approximately 65% of revenues (approximately 22% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements generally consisting of materials and installation services used in the construction and installation of standard

28	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

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

Approximately 35% of the segment’s revenues (approximately 12% of consolidated revenues) are recorded under the percentage-of-completion method due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this guidance include the construction and installation of complex test chambers to a buyer’s specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this guidance, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones. If a reliable measure of output cannot be established (which applies in less than 5% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company’s operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management’s judgment and the Company’s substantial experience in developing these types of estimates.

USG Segment: Within the USG segment, approximately 100% of segment revenues (approximately 22% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Discontinued Operations (Aclara): Approximately 100% of Aclara’s revenue arrangements contain software components and/or multiple element arrangements. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. The revenue arrangements generally include multiple products and services, or “elements” consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support or “PCS”). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The Company allocates consideration to each deliverable in an arrangement based on its relative selling price. When arrangements have both software and non-software elements, the Company allocates consideration to each element using vendor-specific objective evidence (VSOE), if it exists, otherwise third-party evidence (TPE) is utilized. If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price (ESP). The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers or, if applicable, the stated renewal rate in the agreement. TPE is determined by the prices charged by the Company’s competitors for a similar deliverable when sold separately. The objective of ESP is to determine the price at which the Company would transact if the product or service were sold on a stand-alone basis. The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements.

Hardware is considered a specified element in the software arrangement and VSOE has been established for this element. VSOE for the hardware element is determined based on the

29	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

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

K. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company’s current business model. See Note 2.

Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 4 regarding goodwill and other intangible assets activity.

L. CAPITALIZED SOFTWARE

The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis. Capitalized costs consist of internal and external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which

30	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

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

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	2013	2012	2011
Weighted Average Shares Outstanding — Basic	26,450	26,699	26,588
Dilutive Options and Performance- Accelerated Restricted Stock	352	331	315
Shares — Diluted	26,802	27,030	26,903

Options to purchase 78,166 shares at prices ranging from $36.70-$37.98 were outstanding during the year ended September 30, 2013, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 126,787 shares at prices ranging from $35.69-$45.81 were outstanding during the year ended September 30, 2012, but were not included in the respective computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 372,653 shares at prices ranging from $32.55-$54.88 were outstanding during the year ended September 30, 2011, but were not included in the respective

31	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in various periods through 2014.

Approximately 156,000, 175,000 and 173,000 restricted shares were outstanding but unearned at September 30, 2013, 2012 and 2011, respectively, and, therefore, were not included in the respective years’ computations of diluted EPS.

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

R. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss of $(16.7) million at September 30, 2013, consisted of $(20.6) million related to the pension net actuarial loss; and $3.9 million related to currency translation adjustments. Accumulated other comprehensive loss of $(25.4) million at September 30, 2012, consisted of $(28.7) million related to the pension net actuarial loss; and $3.3 million related to currency translation adjustments.

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

U. NEW ACCOUNTING STANDARDS

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). This ASU updates the rules on testing indefinite-lived intangible assets other than goodwill for impairment and permits the option to perform a qualitative assessment of the fair value of indefinite-lived intangible assets. This update is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, and did not have a material impact on the Company’s financial statements.

2. Assets Held for Sale

As previously disclosed, during the third quarter of 2013, the Company’s Board of Directors approved the initiation of a process to sell that portion of the Company’s USG segment represented by its subsidiary Aclara Technologies LLC (Aclara). Aclara is a supplier of special purpose fixed-network communications systems for electric, gas and water utilities including hardware and software to support advanced metering applications. Aclara’s assets and liabilities constitute a disposal group to be classified as held for sale and Aclara constitutes a component of the Company with operations and cash flows that are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations. Accordingly, Aclara is reflected as discontinued operations and/or assets/liabilities held for sale in the consolidated financial statements and related notes for all periods presented.

Aclara’s pretax (loss) earnings recorded in discontinued operations was $(62.1) million, $19.5 million, and $22.9 million for the years ended September 30, 2013, 2012 and 2011, respectively. The 2013 pretax loss was due to the $48 million goodwill impairment charge recorded in the fourth quarter of 2013; lower sales volumes; and changes in product mix (higher shipments of lower margin gas products as compared to higher margin electric products). Aclara’s net

32	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

sales were $184.5 million, $209.7 million, and $242.9 million for the years ended September 30, 2013, 2012 and 2011, respectively. Aclara’s operations were included within the Company’s USG segment prior to the classification as discontinued operations.

The major classes of Aclara assets and liabilities held for sale included in the Consolidated Balance Sheets at September 30, 2013 and 2012 are shown below:

(Dollars in millions)	2013	2012

Assets:
Accounts receivable, net	$55.5	67.6
Inventories	34.9	26.0
Other current assets	18.5	4.3
Current assets	108.9	97.9
Net property, plant & equipment	14.5	13.3
Intangible assets, net	66.0	55.0
Goodwill	57.9	81.6
Other assets	11.8	12.1
Total assets	259.1	259.9
Liabilities:
Accounts payable	22.2	18.8
Accrued expenses and other current liabilities	41.4	21.9
Current liabilities	63.6	40.7
Other liabilities	16.0	8.1
Total liabilities	$79.6	48.8

The Company completed its preliminary annual goodwill impairment evaluation using the two-step goodwill impairment test and determined that a portion of the goodwill related to Aclara was impaired. In the first step of the analysis, the Company compared the estimated fair value of the Aclara reporting unit to its carrying value, including goodwill. The fair value of the reporting unit was determined based on a weighting of income and market approaches. Since the carrying value of the Aclara reporting unit exceeded the fair value, the Company performed the second step of the impairment analysis in order to determine the implied fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of the reporting unit as if it were to be acquired in a business combination and the current fair value of the reporting unit (as calculated in the first step) was the purchase price. The implied fair value of the reporting units’ goodwill was then compared to the carrying value of the goodwill and any excess of carrying value over the implied fair value represents the non-cash impairment charge. The impairment of Aclara’s goodwill was impacted by Aclara’s expected operating results and the range of bids from potential buyers. The results of the second step preliminary analysis showed that the implied fair value of goodwill was $58 million for the Aclara unit. Therefore, in the fourth quarter of 2013, the Company recorded a goodwill impairment charge of $48 million included within Discontinued Operations.

3. Acquisitions

2013

On June 26, 2013, the Company acquired the stock of Canyon Engineering Products, Inc. (Canyon) for $9.2 million in cash, and additionally, purchased Canyon’s 70,000 square foot manufacturing facility located in Valencia, California, for $7 million. Canyon designs and manufactures precision fluid control devices primarily for the aerospace industry and Canyon’s products, technology and customers are very similar to Crissair, Inc. The operating results for Canyon, since the date of acquisition, are included as part of Crissair, Inc. within ESCO’s Filtration segment. The Company recorded approximately $1.3 million of goodwill related to the transaction and $1.7 million of amortizable identifiable intangible assets consisting primarily of customer relationships.

On December 31, 2012, the Company acquired the assets of Metrum Technologies LLC (Metrum) for a purchase price of $25 million in cash plus contingent consideration based on future revenues over the next four years. Metrum is a leading provider of wireless public network communications products for electric utility customers and also offers communications products and devices for distribution automation and demand response applications. The Company recorded approximately $25 million of goodwill, $11.2 million of amortizable identifiable intangible assets consisting primarily of customer relationships and patents/technology and contingent consideration valued at approximately $13 million. The operating results for the business, since the date of acquisition, are included within Aclara which is included in discontinued operations and/or assets held for sale.

On December 21, 2012, the Company acquired the assets of Felix Tool & Engineering, Inc. (Felix Tool) for a purchase price of $1.2 million in cash. Felix Tool is engaged in the

33	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

design, manufacture and sale of customized perforated tubes for filtration applications in the aerospace and fluid power industry. The purchase price was allocated to property, plant and equipment and inventory based on fair market value at the date of acquisition and there were no intangible assets recorded upon the transaction. The operating results for the business, since the date of acquisition, are included within PTI Technologies Inc. in the Filtration segment.

On December 10, 2012, the Company acquired the assets of Finepoint Marketing, Inc. (Finepoint) for a purchase price of $2.5 million. Finepoint is the electric power industry’s leading conference provider focused on medium and high voltage circuit breakers, as well as related substation and switchgear topics. The operating results for the business, since the date of acquisition, are included as a part of Doble in the USG segment. The Company recorded approximately $1.3 million of goodwill as a result of the transaction and $1.2 million of amortizable identifiable intangible assets consisting of customer relationships.

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

4. Goodwill and Other Intangible Assets

Included on the Company’s Consolidated Balance Sheets at September 30, 2013, and 2012 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2013	2012
Goodwill	$282.9	279.6

Intangible assets with determinable lives:
Patents
Gross carrying amount	$0.9	0.8
Less: accumulated amortization	0.6	0.6
Net	$0.3	0.2

Capitalized software
Gross carrying amount	$32.1	23.0
Less: accumulated amortization	15.3	11.7
Net	$16.8	11.3

Customer Relationships
Gross carrying amount	$64.1	61.4
Less: accumulated amortization	17.9	14.7
Net	$46.2	46.7

Other
Gross carrying amount	$0.4	0.2
Less: accumulated amortization	0.2	0.2
Net	$0.2	—
Intangible assets with indefinite lives:
Trade names	$116.7	118.2

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2013 and concluded no impairment existed at September 30, 2013, related to continuing operations.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2013, and 2012 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total
Balance as of
September 30, 2011	$216.1	34.8	29.3	280.2
Acquisitions/adjustments	(0.5)	(0.1)	—	(0.6)
Balance as of
September 30, 2012	215.6	34.7	29.3	279.6
Acquisitions/adjustments	1.7	0.3	1.3	3.3
Balance as of
September 30, 2013	$217.3	35.0	30.6	282.9

34	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

Amortization expense related to intangible assets with determinable lives was $6.2 million, $5.7 million and $5 million in 2013, 2012 and 2011, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Customer relationships are generally amortized over twenty years. Intangible asset amortization for fiscal years 2014 through 2018 is estimated at approximately $7 million per year.

5. Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2013, and 2012:

(Dollars in thousands)	2013	2012
Commercial	$88,938	80,048
U.S. Government and prime contractors	3,042	3,366
Total	$91,980	83,414

6. Inventories

Inventories consist of the following at September 30, 2013, and 2012:

(Dollars in thousands)	2013	2012
Finished goods	$20,925	19,753
Work in process — including long-term contracts	30,884	27,217
Raw materials	38,419	35,093
Total	$90,228	82,063

7. Property, Plant and Equipment

Depreciation expense of property, plant and equipment for the years ended September 30, 2013, 2012 and 2011 was $8.6 million, $8.1 million and $7.8 million, respectively.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2013, 2012 and 2011 was $5 million, $5 million and $8.1 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2013, are:

(Dollars in thousands)
Years ending September 30:
2014	$4,994
2015	4,219
2016	2,519
2017	1,472
2018 and thereafter	1,749
Total	$14,953

8. Income Tax Expense

Total income tax expense (benefit) for the years ended September 30, 2013, 2012 and 2011 was allocated to income tax expense as follows:

(Dollars in thousands)	2013	2012	2011
Income tax expense from Continuing Operations	$18,335	17,408	16,922
Income tax (benefit) expense from Discontinued Operations	(5,215)	7,397	7,535
Total income tax expense	$13,120	24,805	24,457

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	2013	2012	2011
United States	$43,159	46,883	49,702
Foreign	6,436	5,299	4,303
Total income before income taxes	$49,595	52,182	54,005

The principal components of income tax expense (benefit) from continuing operations for the years ended September 30, 2013, 2012 and 2011 consist of:

(Dollars in thousands)	2013	2012	2011
Federal
Current	$10,723	11,144	9,667
Deferred	2,942	2,954	4,672
State and local:
Current	896	1,372	1,801
Deferred	642	309	464
Foreign:
Current	2,033	1,863	3,049
Deferred	1,099	(234)	(2,731)
Total	$18,335	17,408	16,922

35	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

The actual income tax expense (benefit) from continuing operations for the years ended September 30, 2013, 2012 and 2011 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2013	2012	2011
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local, net of Federal benefits	2.7	3.3	3.7
Foreign	(1.9)	(0.7)	(2.3)
Research credit	(2.5)	(0.3)	(1.3)
Domestic production deduction	(2.5)	(2.4)	(2.2)
Change in uncertain tax positions	0.1	(3.6)	(0.5)
Purchase accounting adjustment	—	1.0	—
Executive compensation	1.8	0.6	0.5
Valuation allowance	4.0	0.2	(1.7)
Other, net	0.3	0.3	0.1
Effective income tax rate	37.0%	33.4%	31.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2013, and 2012 are presented below:

(Dollars in thousands)	2013	2012
Deferred tax assets:
Inventories, long-term contract accounting, contract cost reserves and other	$6,825	7,819
Pension and other postretirement benefits	7,417	13,437
Net operating loss carryforward — domestic	848	562
Net operating loss carryforward — foreign	3,955	3,841
Capital loss carryforward	240	240
Other compensation-related costs and other cost accruals	19,325	17,589
State credit carryforward	1,099	997
Total deferred tax assets	39,709	44,485
Deferred tax liabilities:
Goodwill	(14,576)	(12,783)
Acquisition assets	(61,403)	(63,323)
Depreciation, software amortization	(36,396)	(33,799)
Net deferred tax liabilities before valuation allowance	(72,666)	(65,420)
Less valuation allowance	(3,780)	(942)
Net deferred tax liabilities	$(76,446)	(66,362)

The Company has a foreign net operating loss carryforward of $14 million at September 30, 2013, which reflects tax loss carryforwards in Brazil, Germany, India, Japan and the United Kingdom. $12.7 million of the tax loss carryforwards have no expiration date while the remaining $1.3 million will expire between 2020 and 2022. The Company has state net operating loss carryforwards of $9.9 million at September 30, 2013 which expire between 2018 and 2033. The Company also has net state research and other credit carryforwards of $1.1 million of which $1 million expires between 2023 and 2028. The remaining $0.1 million does not have an expiration date.

At September 30, 2013, the Company has established a valuation allowance of $0.4 million against state credit carryforwards and $0.4 million against state net operating loss (NOL) carryforwards that are not expected to be realized in future periods. In addition, the Company has established a valuation allowance of $0.2 million at September 30, 2013 and 2012, respectively, against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. Lastly, the Company has established a valuation allowance against certain NOL carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $2.8 million and $0.7 million at September 30, 2013, and 2012, respectively. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis by taxing jurisdiction.

The Company’s foreign subsidiaries have accumulated unremitted earnings of $33.3 million and cash of $25.3 million at September 30, 2013. No deferred taxes have been provided on these accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company’s U.S. operations and it is the Company’s intention to indefinitely reinvest these earnings in continuing international operations. In the event these foreign entities’ earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $6 million would be due, which would correspondingly reduce the Company’s net earnings. No significant portion of the Company’s foreign subsidiaries’ earnings was taxed at a very low tax rate.

As of September 30, 2013, the Company had $2.2 million of unrecognized benefits (see table below), which, net of Federal benefit, if recognized, would affect the Company’s effective tax rate.

A reconciliation of the Company’s unrecognized tax benefits for the years ended September 30, 2013, and 2012 is presented in the table below:

(Dollars in millions)	2013	2012
Balance as of October 1,	$1.8	3.6
Increases related to prior year tax positions	0.5	—
Decreases related to prior year tax positions	—	(0.3)
Increases related to current year tax positions	0.2	0.1
Decreases related to settlements with taxing authorities	(0.1)	—
Lapse of statute of limitations	(0.2)	(1.6)
Balance as of September 30,	$2.2	1.8

36	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

The Company anticipates a $1.1 million reduction in the amount of unrecognized tax benefits in the next 12 months as a result of a lapse of the applicable statute of limitations. The Company’s policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2013, 2012 and 2011, the Company had accrued interest related to uncertain tax positions of $0.1 million, $0.1 million and $0.2 million, respectively, net of Federal income tax benefit, on its Consolidated Balance Sheet. No significant penalties have been accrued.

The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. The U.S. Federal tax years for the periods ended September 30, 2010, and forward remain subject to income tax examination. Various state tax years for the periods ended September 30, 2009, and forward remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company’s financial position, statements of cash flows, or results of operations.

9. Debt

Debt consists of the following at September 30, 2013, and 2012:

(Dollars in thousands)	2013	2012
Revolving credit facility, including current portion	$172,000	115,000
Current portion of long-term debt	(50,000)	(50,000)
Total long-term debt, less current portion	$122,000	65,000

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

At September 30, 2013, the Company had approximately $265 million available to borrow under the Credit Facility, plus a $250 million increase option, in addition to $42.9 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2013, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company’s ability to access the additional $250 million increase option of the Credit Facility is subject to acceptance by participating or other outside banks.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 17.5 to 35 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company’s election. The facility is secured by the unlimited guaranty of the Company’s material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries’ share equity. The financial covenants of the Credit Facility include a leverage ratio and an interest coverage ratio. During 2013 and 2012, the maximum aggregate short-term borrowings at any month-end were $191 million and $141 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $171 million and $126 million, respectively; and the weighted average interest rates were 1.55%, 1.20%, and 1.40% for 2013, 2012 and 2011, respectively. The letters of credit issued and outstanding under the Credit Facility totaled $13 million and $15.3 million at September 30, 2013, and 2012, respectively.

10. Capital Stock

The 30,147,504 and 30,044,486 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2013, and 2012 represent the actual number of shares issued at the respective dates. The Company held 3,707,407 and 3,453,249 common shares in treasury at September 30, 2013, and 2012, respectively.

In August 2012, the Company’s Board of Directors authorized an expanded stock repurchase program whereby Management may repurchase shares of its outstanding common stock in the open market and otherwise throughout the period ended September 30, 2013. This program was extended by the Company’s Board of Directors through September 30, 2014. The total value authorized was the lesser of $100 million, or the dollar limitation imposed by Section 6.07 of the Company’s Credit Agreement dated May 14, 2012. The Company repurchased approximately 270,000 shares in 2013 and 150,000 shares during 2012. There were no stock repurchases in 2011.

37	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

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

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO’s stock calculated over the expected term of the option. The Company utilizes historical company data to develop its expected term assumption. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. There were no stock option grants during 2013, 2012 or 2011.

Information regarding stock options awarded under the option plans is as follows:

	FY2013		FY2012		FY2011
		Estimated		Estimated		Estimated
		Weighted		Weighted		Weighted
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price
October 1,	125,816	$36.29	435,054	$35.58	761,931	$35.15
Granted	—	—	—	—	—	—
Exercised	(51,116)	$34.70	(100,872)	$14.98	(104,912)	$13.18
Cancelled	(7,350)	$37.30	(208,366)	$45.18	(221,965)	$44.67
September 30,	67,350	$37.39	125,816	$36.29	435,054	$35.58
At September 30,
Reserved for future grant	500,000		1,301,090		1,115,776
Exercisable	67,350	$37.39	125,149	$36.31	397,073	$35.42

The aggregate intrinsic value of options exercised during 2013, 2012 and 2011 was $0.3 million, $2 million and $2.4 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2013, was zero. The weighted-average fair value of stock options per share granted in 2013, 2012 and 2011 and 2010 was zero respectively.

Summary information regarding stock options outstanding at September 30, 2013, is presented below:

	Options Outstanding
		Weighted-
		Average	Weighted
	Number	Remaining	Average
Range of	Outstanding at	Contractual	Exercise
Exercise Prices	Sept. 30, 2013	Life	Price
$32.55	2,000	1.3 years	$32.55
$37.54	65,350	.02 years	$37.54
	67,350	.06 years	$37.39

	Exercisable Options Outstanding

		Weighted
	Number	Average
Range of	Exercisable at	Exercise
Exercise Prices	Sept. 30, 2013	Price
$32.55	2,000	$32.55
$37.54	65,350	$37.54
	67,350	$37.39

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

38	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

the outstanding restricted share awards is being recognized over the shorter performance period as it is probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards for continuing operations was $4 million, $3.8 million and $3.4 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2013, and changes during the period then ended:

		Weighted
	Shares	Avg. Price
Nonvested at October 1, 2012	404,448	$32.65
Granted	111,131	$38.76
Vested	(81,834)	$37.39
Cancelled	(8,500)	$34.48
Nonvested at September 30, 2013	425,245	$33.29

Non-Employee Directors Plan

The non-employee directors compensation plan provides to each non-employee director a retainer of 900 common shares per quarter. Compensation expense related to the non-employee director grants was $0.6 million, $0.6 million and $0.6 million for the years ended September 30, 2013, 2012 and 2011, respectively.

Total Share-Based Compensation

The total share-based compensation cost that has been recognized in results of operations and included within SG&A from continuing operations was $4.6 million, $4.4 million and $4.5 million for the years ended September 30, 2013, 2012 and 2011, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.3 million, $1.6 million and $1.8 million for the years ended September 30, 2013, 2012 and 2011, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2013, there was $5.6 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.4 years.

12. Retirement and Other Benefit Plans

Substantially all domestic employees were covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company’s defined benefit plan was frozen and no additional benefits have been accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for its defined benefit plan and has frozen the plan effective December 31, 2008, and no additional benefits have been accrued after that date. Effective October 1, 2009, the Company’s defined benefit plan and Doble’s benefit plan were merged into one plan. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee’s age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees were eligible for life insurance benefits.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $0.8 million at September 30, 2013, and 2012, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company’s results of operations or financial condition.

39	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2013, and a statement of the funded status as of September 30, 2013, and 2012:

(Dollars in millions)	2013	2012
Reconciliation of benefit obligation
Net benefit obligation at beginning of year	$97.1	83.2
Service cost	0.1	0.1
Interest cost	3.6	3.8
Actuarial (gain) loss	(9.7)	13.4
Settlements	(0.3)	—
Gross benefits paid	(3.6)	(3.4)
Net benefit obligation at end of year	$87.2	97.1

(Dollars in millions)	2013	2012
Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$61.1	50.5
Actual return on plan assets	6.2	9.0
Employer contributions	4.5	5.0
Gross benefits paid	(3.9)	(3.4)
Settlements	—	—
Fair value of plan assets at end of year	$67.9	61.1

(Dollars in millions)	2013	2012
Funded Status
Funded status at end of year	$(19.3)	(36.0)
Unrecognized prior service cost	—	—
Unrecognized net actuarial (gain) loss	—	—
Accrued benefit cost	(19.3)	(36.0)
Amounts recognized in the Balance Sheet consist of:
Noncurrent asset	—	—
Current liability	(0.3)	(0.5)
Noncurrent liability	(19.0)	(35.5)
Accumulated other comprehensive (income)/loss (before tax effect)	34.8	48.3
Amounts recognized in Accumulated Other Comprehensive (Income)/Loss consist of:
Net actuarial loss	34.8	48.2
Prior service cost	—	0.1
Accumulated Other Comprehensive (Income)/Loss	$34.8	48.3

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2013, 2012 and 2011:

(Dollars in millions)	2013	2012	2011
Service cost	$0.1	0.1	0.1
Interest cost	3.6	3.8	3.9
Expected return on plan assets	(4.4)	(4.1)	(4.2)
Net actuarial loss	2.1	1.5	1.1
Settlement gain	(0.1)	—	—
Net periodic benefit cost	1.3	1.3	0.9
Defined contribution plans	4.6	4.5	3.7
Total	$5.9	5.8	4.6

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

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2013	2012	2011
Discount rate	3.75%	4.50%	5.00%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	7.50%	7.50%	8.00%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2013	2012
Discount rate	4.75%	3.75%
Rate of increase in compensation levels	N/A	N/A

40	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

The assumed rate of increase in compensation levels is not applicable in 2013, 2012 and 2011 as the plan was frozen in earlier years.

The asset allocation for the Company’s pension plans at the end of 2013 and 2012, the Company’s acceptable range and the target allocation for 2014, by asset category, follows:

	Target		Percentage of Plan
	Allocation	Acceptable	Assets at Year-end
Asset Category	2014	Range	2013	2012
Equity securities	38%	34-42%	34%	59%
Fixed income	62%	58-66%	65%	39%
Cash/cash equivalents	0%	0-5%	1%	2%

The Company’s pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of funds which invest in marketable securities including common stocks, bonds, and interest-bearing deposits. The Company’s investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plan. The Company regularly monitors performance and compliance with investment guidelines.

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

The Company is required to separately disclose assets and liabilities measured at fair value on a recurring basis, from those measured at fair value on a nonrecurring basis.

The fair values of the Company’s defined benefit plan investments as of September 30, 2013, by asset category, are as follows:

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Cash and Cash Equivalents	$0.9	—	—	0.9
Common and Preferred Stock Funds:
Domestic large capitalization	4.8	—	—	4.8
Domestic small/mid capitalization	6.5	—	—	6.5
International funds	9.7	—	—	9.7
Fixed Income Funds	43.8	—	—	43.8
Real Estate Investments	2.2	—	—	2.2
Total Investments at Fair Value	$67.9	—	—	67.9

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

Common and preferred stock funds: The plans’ common and preferred stock funds primarily consist of investments in listed U.S. and international companies’ stocks. The stock investments are valued using quoted prices from the various public markets. Most equity securities trade on formal exchanges, both domestic and foreign (e.g. NYSE, NASDAQ, LSE), and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades.

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

41	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

Real estate investments: The plan invests in U.S. real estate through indirect ownership entities, which are structured as limited partnerships or private real estate investment trusts (REITs).

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

	Pension	Other
(Dollars in millions)	Benefits	Benefits
Expected Employer Contributions — 2014	$3.1	0.1
Expected Benefit Payments
2014	4.3	0.1
2015	4.4	0.1
2016	4.9	0.1
2017	4.9	—
2018	5.0	0.1
2019-2023	$28.1	0.4

13. Other Financial Data

Items charged to continuing operations during the years ended September 30, 2013, 2012 and 2011 included the following:

(Dollars in thousands)	2013	2012	2011
Salaries and wages (including fringes)	$151,805	138,192	129,572
Maintenance and repairs	4,368	4,248	3,568
Research and development (R&D) costs:
Company-sponsored	12,704	14,293	14,936
Customer-sponsored	15,014	9,171	8,527
Total R&D	27,718	23,464	23,463
Other engineering costs	7,715	12,217	7,406
Total R&D and other engineering costs	$35,433	35,681	30,869
As a % of net sales	7.2%	7.5%	6.8%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2013, 2012 and 2011 is as follows:

(Dollars in thousands)	2013	2012	2011
Balance as of October 1,	$1,536	2,120	1,967
Additions charged to expense	1,048	197	770
Deductions	(704)	(781)	(617)
Balance as of September 30,	$1,880	1,536	2,120

14. Business Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Filtration/Fluid Flow (Filtration), RF Shielding and Test (Test), and Utility Solutions Group (USG).

The Filtration segment’s operations consist of: PTI Technologies Inc., VACCO Industries, Crissair, Inc., Canyon Engineering Products, Inc. and Thermoform Engineered Quality LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements and fluid control devices used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

Test segment operations consist of ETS-Lindgren Inc. (ETS-Lindgren). ETS-Lindgren is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. ETS-Lindgren also manufactures radio frequency shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high-security data processing and secure communication.

The USG segment’s operations consist of Doble Engineering Company (Doble). Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment. Previously, USG also included Aclara Technologies LLC. See Note 2.

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

42	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

NET SALES

(Dollars in millions)
Year ended September 30,	2013	2012	2011
Filtration	$214.1	194.8	167.6
Test	166.7	175.9	176.5
USG	109.3	108.0	106.7
Consolidated totals	$490.1	478.7	450.8

No customers exceeded 10% of sales in 2013, 2012 or 2011.

EBIT

(Dollars in millions)
Year ended September 30,	2013	2012	2011
Filtration	$42.4	38.0	30.8
Test	16.3	14.0	18.6
USG	21.6	25.9	30.4
Reconciliation to consolidated totals (Corporate)	(28.0)	(23.2)	(23.3)
Consolidated EBIT	52.3	54.7	56.5
Less: interest expense	(2.7)	(2.5)	(2.5)
Earnings before income tax	$49.6	52.2	54.0

IDENTIFIABLE ASSETS

(Dollars in millions)
Year ended September 30,	2013	2012
Filtration	$122.9	98.4
Test	102.4	92.8
USG	72.3	66.6
Corporate (includes assets held for sale)	794.7	776.0
Consolidated totals	$1,092.3	1,033.8

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets, cash balances and assets held for sale.

CAPITAL EXPENDITURES

(Dollars in millions)
Year ended September 30,	2013	2012	2011
Filtration	$6.6	4.4	3.3
Test	3.2	2.2	1.5
USG	3.9	3.6	6.5
Corporate	0.2	0.6	—
Consolidated totals	$13.9	10.8	11.3

In addition to the above amounts, the Company incurred expenditures for capitalized software of $8.4 million, $5.3 million and $5.5 million in 2013, 2012 and 2011, respectively.

DEPRECIATION AND AMORTIZATION

(Dollars in millions)
Year ended September 30,	2013	2012	2011
Filtration	$4.2	3.9	3.3
Test	2.5	2.5	2.2
USG	4.6	3.4	3.1
Corporate	3.5	4.7	4.9
Consolidated totals	$14.8	14.5	13.5

GEOGRAPHIC INFORMATION

Net sales
(Dollars in millions)
Year ended September 30,	2013	2012	2011
United States	$336.4	316.6	318.6
Asia	59.5	66.3	45.9
Europe	51.5	61.7	56.9
Canada	14.3	12.6	14.1
India	10.2	7.5	—
Other	18.2	14.0	15.3
Consolidated totals	$490.1	478.7	450.8

Long-lived assets
(Dollars in millions)
Year ended September 30,	2013	2012
United States	$72.8	59.2
Europe	2.2	2.6
Other	0.5	0.8
Consolidated totals	$75.5	62.6

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

15. Commitments and Contingencies

At September 30, 2013, the Company had $13 million in letters of credit outstanding as guarantees of contract performance. The Company is currently involved in various stages of investigation and remediation relating to environmental matters, intellectual property and general corporate matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company’s operating results, capital expenditures or competitive position.

43	ESCO TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

16. Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth	Fiscal
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

2013

Net sales	$110,518	118,039	116,922	144,600	490,079
Net earnings from continuing operations	5,343	5,523	6,514	13,880	31,260
Net (loss) earnings from discontinued operations	(5,097)	(3,964)	(1,617)	(46,185)	(56,863)
Net (loss) earnings	246	1,559	4,897	(32,305)	(25,603)

Basic earnings (loss) per share:
Net earnings from continuing operations	0.20	0.21	0.25	0.52	1.18
Net (loss) earnings from discontinued operations	(0.19)	(0.15)	(0.06)	(1.75)	(2.15)
Net (loss) earnings	0.01	0.06	0.19	(1.23)	(0.97)

Diluted earnings (loss) per share:
Net earnings from continuing operations	0.20	0.21	0.24	0.52	1.17
Net (loss) earnings from discontinued operations	(0.19)	(0.15)	(0.06)	(1.73)	(2.13)
Net (loss) earnings	0.01	0.06	0.18	(1.21)	(0.96)

Dividends declared per common share	$0.08	0.08	0.08	0.08	0.32

2012

Net sales	$111,480	125,237	118,432	123,550	478,699

Net earnings from continuing operations	6,191	7,575	11,540	9,468	34,774
Net earnings (loss) from discontinued operations	(984)	2,627	2,251	8,211	12,105
Net earnings	5,207	10,202	13,791	17,679	46,879

Basic earnings (loss) per share:
Net earnings from continuing operations	0.24	0.28	0.43	0.35	1.30
Net earnings (loss) from discontinued operations	(0.04)	0.10	0.09	0.31	0.46
Net earnings	0.20	0.38	0.52	0.66	1.76

Diluted earnings (loss) per share:
Net earnings from continuing operations	0.23	0.28	0.43	0.35	1.29
Net earnings (loss) from discontinued operations	(0.04)	0.10	0.08	0.30	0.44
Net earnings	0.19	0.38	0.51	0.65	1.73

Dividends declared per common share	$0.08	0.08	0.08	0.08	0.32

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity. Beginning in the third quarter of 2013, Aclara was classified as discontinued operations and assets/liabilities held for sale. Prior period amounts have been reclassified to conform to the current period presentation.

44	ESCO TECHNOLOGIES INC.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2013, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2013, based on these criteria.

Our internal control over financial reporting as of September 30, 2013, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

/s/Victor L. Richey	/s/Gary E. Muenster

Victor L. Richey	Gary E. Muenster
Chairman, Chief Executive Officer, and President	Executive Vice President, and Chief Financial Officer

46	ESCO TECHNOLOGIES INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ESCO Technologies Inc.:

We have audited the accompanying Consolidated Balance Sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2013, and 2012, and the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended September 30, 2013. We also have audited ESCO Technologies Inc.’s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.’s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on ESCO Technologies Inc.’s internal control over financial reporting based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2013, and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

St. Louis, Missouri
November 27, 2013

47	ESCO TECHNOLOGIES INC.

Five-Year Financial Summary

(Dollars in millions, except per share amounts)	2013	2012	2011	2010	2009

For years ended September 30:
Net sales	$490.1	478.7	450.8	350.0	329.2

Net earnings from continuing operations	31.3	34.8	37.1	17.5	21.2
Net (loss) earnings from discontinued operations	(56.9)	12.1	15.4	27.3	28.2
Net (loss) earnings	(25.6)	46.9	52.5	44.8	49.4

Earnings (loss) per share:
Basic:
Continuing operations	$1.18	1.30	1.39	0.66	0.81
Discontinued operations	(2.15)	0.46	0.58	1.04	1.07
Net (loss) earnings	$(0.97)	1.76	1.97	1.70	1.88
Diluted:
Continuing operations	$1.17	1.29	1.38	0.65	0.80
Discontinued operations	(2.13)	0.44	0.57	1.03	1.06
Net (loss) earnings	$(0.96)	1.73	1.95	1.68	1.86

As of September 30:
Working capital	163.6	139.2	122.5	109.4	116.2
Total assets	1,092.3	1,033.8	1,011.8	974.3	923.7
Total debt	172.0	115.0	125.0	154.0	180.5
Shareholders’ equity	601.7	631.3	600.7	556.0	517.3

Cash dividends declared per common share	$0.32	0.32	0.32	0.32	—

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity. Beginning in the third quarter of 2013, Aclara was classified as discontinued operations and asset/liabilities held for sale. Prior period amounts have been reclassified to conform to the current period presentation.

Common Stock Market Price

ESCO’s common stock is listed on the New York Stock Exchange under the symbol “ESE.” The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2013 and 2012.

	2013		2012

Quarter	High	Low	High	Low

First	$39.31	34.00	$31.97	23.75
Second	42.42	37.85	38.37	28.48
Third	41.31	31.20	36.90	32.98
Fourth	35.70	30.25	39.50	33.05

48	ESCO TECHNOLOGIES INC.

Shareholders’ Summary

Capital Stock Information

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,251 holders of record of shares of common stock at November 8, 2013.

[other Material on this page has been omitted]

50	ESCO TECHNOLOGIES INC.